Form 20-F
period 2002-12-31
UNITED BUSINESS MEDIA PLC
filed 2003-06-30
CIK 813811

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 20-F

☐	Registration statement pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934

or

☒	Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2002

or

☐	Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the transition period from                      to

Commission File No. 0-15742

United Business Media plc

(Exact name of Registrant as specified in its charter)

England and Wales
(Jurisdiction of incorporation or organization)

Ludgate House
245 Blackfriars Road
London SE1 9UY
England
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act: None

Securities registered or to be registered pursuant to Section 12(g) of the Act: Ordinary Shares of 25p par value.

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

Ordinary Shares 25p each	335,615,353

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

     Yes ☒ No ☐

Indicate by check mark which financial statement item the Registrant has elected to follow:

     Item 17 ☐ Item 18 ☒

PART I
ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS
ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE
ITEM 3. KEY INFORMATION
A. SELECTED FINANCIAL DATA
B. CAPITALIZATION AND INDEBTEDNESS
C. REASONS FOR THE OFFER AND USE OF PROCEEDS
D. RISK FACTORS
ITEM 4. INFORMATION ON THE COMPANY
A. HISTORY AND DEVELOPMENT OF THE COMPANY
B. BUSINESS OVERVIEW
C. ORGANIZATIONAL STRUCTURE
D. PROPERTY, PLANT AND EQUIPMENT
ITEM 5.OPERATING AND FINANCIAL REVIEW AND PROSPECTS
A. OPERATING RESULTS
B. LIQUIDITY AND CAPITAL RESOURCES
C. RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.
D. TREND INFORMATION
ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
A. DIRECTORS AND SENIOR MANAGEMENT
B. COMPENSATION
C. BOARD PRACTICES
D. EMPLOYEES
E. SHARE OWNERSHIP
ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
A. MAJOR SHAREHOLDERS
B. RELATED PARTY TRANSACTIONS
C. INTERESTS OF EXPERTS AND COUNSEL
ITEM 8. FINANCIAL INFORMATION
A. CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION
B. SIGNIFICANT CHANGES
ITEM 9. THE OFFER AND LISTING
A. OFFER AND LISTING DETAILS
B. PLAN OF DISTRIBUTION
C. MARKETS
D. SELLING SHAREHOLDERS
E. DILUTION
F. EXPENSES OF THE ISSUE
ITEM 10. ADDITIONAL INFORMATION
A. SHARE CAPITAL
B. MEMORANDUM AND ARTICLES OF ASSOCIATION
C. MATERIAL CONTRACTS
D. EXCHANGE CONTROLS
E. TAXATION
F. DIVIDENDS AND PAYING AGENTS
G. STATEMENT BY EXPERTS
H. DOCUMENTS ON DISPLAY
I. SUBSIDIARY INFORMATION
ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
PART II
ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
ITEM 15. CONTROLS AND PROCEDURES
ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT
ITEM 16B. CODE OF ETHICS
ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES
PART III
ITEM 17. FINANCIAL STATEMENTS
ITEM 18: FINANCIAL STATEMENTS
ITEM 19. EXHIBITS
Exhibit 4.11
Exhibit 9.1
Exhibit 9.2

UNITED BUSINESS MEDIA PLC

PART I	2
ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS	2
ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE	2
ITEM 3. KEY INFORMATION	2
A. SELECTED FINANCIAL DATA	2
B. CAPITALIZATION AND INDEBTEDNESS	4
C. REASONS FOR THE OFFER AND USE OF PROCEEDS	4
D. RISK FACTORS	5
ITEM 4. INFORMATION ON THE COMPANY	7
A. HISTORY AND DEVELOPMENT OF THE COMPANY	7
B. BUSINESS OVERVIEW	9
C. ORGANIZATIONAL STRUCTURE	15
D. PROPERTY, PLANT AND EQUIPMENT	16
ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS	16
A. OPERATING RESULTS	16
B. LIQUIDITY AND CAPITAL RESOURCES	36
C. RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.	39
D. TREND INFORMATION	40
ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	42
A. DIRECTORS AND SENIOR MANAGEMENT	42
B. COMPENSATION	44
C. BOARD PRACTICES	48
D. EMPLOYEES	52
E. SHARE OWNERSHIP	53
ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	62
A. MAJOR SHAREHOLDERS	62
B. RELATED PARTY TRANSACTIONS	63
C. INTERESTS OF EXPERTS AND COUNSEL	63
ITEM 8. FINANCIAL INFORMATION	64
A. CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION	64
B. SIGNIFICANT CHANGES	64
ITEM 9. THE OFFER AND LISTING	65
A. OFFER AND LISTING DETAILS	65
B. PLAN OF DISTRIBUTION	65
C. MARKETS	66
D. SELLING SHAREHOLDERS	66
E. DILUTION	66
F. EXPENSES OF THE ISSUE	66
ITEM 10. ADDITIONAL INFORMATION	67
A. SHARE CAPITAL	67
B. MEMORANDUM AND ARTICLES OF ASSOCIATION	67
C. MATERIAL CONTRACTS	70
D. EXCHANGE CONTROLS	71
E. TAXATION	71
F. DIVIDENDS AND PAYING AGENTS	75
G. STATEMENT BY EXPERTS	75
H. DOCUMENTS ON DISPLAY	75
I. SUBSIDIARY INFORMATION	75

PRESENTATION OF FINANCIAL AND CERTAIN OTHER INFORMATION

     In this Annual Report on Form 20-F (the “Annual Report”) references to “United”, “UBM”, the “Company”, “we”, or the “Group” are references to United Business Media plc, its predecessors and its consolidated subsidiaries, except as the context otherwise requires.

     The Company publishes its consolidated financial statements in pounds sterling. In this Annual Report, references to “U.S. dollars”, “$”, “cents” or “c” are to the lawful currency of the United States and references to “pounds sterling”, “sterling”, “£”, “pence” or “p” are to the lawful currency of the United Kingdom. The noon buying rate in the City of New York for cable transfers in pounds sterling as certified for customs purposes by the Federal Reserve Bank of New York (the “noon buying rate”) on December 31, 2002 was $1.6095 per £1.00. See “Item 3A. Exchange Rate Information” for historical exchange rate information.

     The Company prepares its financial statements in accordance with accounting principles generally accepted in the United Kingdom (“U.K. GAAP”), which differ in certain significant respects from accounting principles generally accepted in the United States (“U.S. GAAP”). The principal differences between U.K. GAAP and U.S. GAAP are summarized in note 34 to our consolidated financial statements.

FORWARD LOOKING STATEMENTS

     Some of the statements included in this Annual Report, including, without limitation, statements concerning (i) the Company’s objectives and strategies, (ii) trends affecting the Company’s financial condition or results of operations, (iii) the effects of acquisitions and disposals on the Company’s businesses and (iv) the impact of competition, contain certain forward looking statements concerning the Company’s operations, economic performance and financial condition. These statements involve known and unknown risks, uncertainties and other factors that may cause the industry’s or the Company’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such statements. Such factors include, among others, the sensitivity of the Company’s business to general economic trends, trends in advertising spending, technological innovations and the delivery of information and advertising to consumers such as Internet services, risks inherent in acquiring and disposing of companies and businesses, foreign currency fluctuations and risks inherent in participation in regulated industries.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

     Not Applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

     Not Applicable.

ITEM 3. KEY INFORMATION

A. SELECTED FINANCIAL DATA

     The table below sets forth selected consolidated financial data for the Company for each of the years in the five-year period ended December 31, 2002. The selected consolidated financial data set forth below as of and for the years ended December 31, 1998, 1999, 2000, 2001 and 2002 have been excerpted or derived from the Company’s consolidated financial statements which have been audited by the Company’s independent auditors, Ernst & Young LLP in respect of 2002 while previous years were audited by PricewaterhouseCoopers. The consolidated financial statements have been prepared in accordance with U.K. GAAP, which differ in certain respects from U.S. GAAP. See “Summary of Differences between U.K. GAAP and U.S. GAAP” in note 34 to our consolidated financial statements for reconciliations to U.S. GAAP of net income, shareholders’ equity and certain other financial data. The information set forth below is not necessarily indicative of the results that may be expected from future operations. The following information should be read in conjunction with “Item 5. Operating and Financial Review and Prospects” and the Company’s consolidated financial statements including the notes to those statements appearing elsewhere in this Annual Report.

Consolidated Profit and Loss Account Data

	Year ended December 31

	1998(1)		1999(1)		2000(1)		2001(1)		2002
	As Restated		As Restated		As Restated		As Restated
	£		£		£		£		£

	(In millions, unless indicated otherwise)
Consolidated Profit and Loss Account
U.K. GAAP:
Turnover	2,204.7		2,171.3		1,975.0		932.5		793.4
Amortization of intangible assets	(167.0)		(244.4)		(186.6)		(137.6)		(135.9)
Total operating profit/ (loss)	99.5		16.6		(15.5)		(520.0)		(215.2)
Total operating profit/ (loss) (from continuing operations)	53.8		(24.5)		(2.3)		(499.5)		(215.2)
Profit/ (loss) before taxes	347.8		(45.7)		2,033.1		(537.2)		(221.2)
Profit/ (loss) for the financial period	265.7		(108.8)		1,773.1		(564.2)		(239.0)
U.S. GAAP:
Turnover	2,204.7		2,171.3		1,975.0		932.5		793.4
Amortization of intangible assets	(297.4)		(400.9)		(273.5)		(511.8)		(414.0)
Total operating loss	(21.0)		(119.3)		(109.0)		(508.6)		(401.5)
Total operating profit/ (loss) (from continuing operations)	34.4		(16.1)		(92.5)		(508.6)		(401.5)
Income/ (loss) before taxes	265.5		(175.4)		(165.6)		(513.3)		(382.9)
Income/ (loss) from continuing operations	253.7		(115.2)		273.9		(630.1)		(406.3)
Net income/ (loss)	205.9		(234.4)		1,052.9		(630.1)		(406.3)
Consolidated Balance Sheets (at end of period)
U.K. GAAP:
Net assets	886.2		686.3		2,422.0		565.1		213.3
Total assets	2,355.5		2,839.3		3,761.3		2,169.1		1,565.4
Long term obligations	717.0		1,329.0		614.2		882.8		596.8
Share capital	125.0		125.4		126.8		95.9		84.5
Shareholders’ equity	870.5		667.9		2,420.0		563.0		211.3
U.S. GAAP:
Net assets	2,208.6		1,825.0		2,840.9		901.9		330.3
Total assets	3,623.0		3,958.0		4,110.4		2,497.0		1,699.4
Long term obligations	717.0		1,329.0		614.2		882.8		596.8
Share capital	125.0		125.4		126.8		95.4		84.1
Shareholders’ equity	2,192.9		1,843.4		2,838.9		899.9		328.3
Other U.K. GAAP financial data (2), (3), (4)
Number of ordinary shares (‘000)	500,076		501,473		506,971		335,006		335,615
Weighted average ordinary shares (‘000)	494,511		496,941		501,249		385,710		333,773
Profit/ (loss) from operations per share (pence per share)	53.7	p	(21.9	)p	353.7	p	(146.3	)p	(71.6	)p
Diluted profit/(loss) per share (pence per share)	52.5	p	(21.9	)p	337.5	p	(146.3	)p	(71.6	)p
Dividends per share (pence per share)	22.9	p	22.2	p	22.2	p	12.0	p	7.0	p
Dividends per ADS (U.S. cents per ADS)	76.0	c	71.93	c	66.4	c	17.45	c	11.27	c
Other U.S. GAAP financial data: (3), (4)
Income/ (loss) from operations per ordinary share	41.6	p	(47.2	)p	210.0	p	(163.4	)p	(121.7	)p
Income/ (loss) from continuing operations per share	51.3	p	(23.2	)p	54.6	p	(163.4	)p	(121.7	)p
Diluted profit/ (loss) per share	41.0	p	(43.4	)p	201.0	p	(163.4	)p	(121.7	)p
Diluted profit/ (loss) from continuing operations per share	50.2	p	(20.6	)p	53.3	p	(163.4	)p	(121.7	)p

1)	As a result of the adoption of FRS 17 “Retirement Benefits”, the prior year financial information has been restated. In addition, we have adopted FRS 19 “Deferred Tax”, however no restatements were necessary for compliance.

2)	Additional detail on dividends per share is provided in “Item 8.A. Financial Information — Consolidated Statements and Other Financial Information”.

3)	Details of the share reorganization in 2001 are provided in notes 9 and 23 to our consolidated financial statements.

4)	Earnings per share data has been recalculated based on U.S. GAAP as detailed in note 34 to our consolidated financial statements.

Exchange Rate Information

     The following tables set forth, for the years and dates indicated, certain information concerning exchange rates between pounds sterling and U.S. dollars based on the noon buying rate as of the dates and periods indicated.

Year ended December 31,	Period

	High	Low	Average (1)	End

1998	1.72	1.61	1.66	1.66
1999	1.68	1.55	1.62	1.62
2000	1.52	1.50	1.51	1.50
2001	1.51	1.37	1.44	1.45
2002	1.61	1.41	1.50	1.61

(1)	The average of the exchange rates on the last day of each full calendar month during the period.

Previous six months	High	Low

June 2003 (through June 24, 2003)	1.68	1.63
May 2003	1.65	1.59
April 2003	1.60	1.55
March 2003	1.61	1.56
February 2003	1.65	1.57
January 2003	1.65	1.59
December 2002	1.61	1.56
November 2002	1.59	1.54

     Fluctuations in the exchange rate between the pound sterling and the U.S. dollar will affect the U.S. dollar amounts received by holders of ADSs upon conversion by the Depository of cash dividends paid in pounds sterling on the Ordinary Shares represented by the ADSs and fluctuations may also affect the relative market prices of the ADSs in the United States and the Ordinary Shares in the United Kingdom.

     The most recent exchange rate is 1.6607 as at June 24, 2003.

B. CAPITALIZATION AND INDEBTEDNESS

     Not Applicable.

C. REASONS FOR THE OFFER AND USE OF PROCEEDS

     Not Applicable.

D. RISK FACTORS

     This section describes some of the risks that could affect our business. The risks below are not the only ones that we face – some risks are not yet known to us and some that we do not currently believe to be material could later turn out to be material. All of these risks could materially affect our business, revenues, operating income, net income, net assets and liquidity and capital resources.

UBM is dependent on U.S. high tech publishing for a significant portion of revenue

     In 2002, approximately 36% (2001: 41%; 2000: 49%) of revenue from continuing operations was derived from advertising and 20% (2001: 25%; 2000: 32%) of revenue from continuing operations was derived from high tech publishing advertising. In 2002, 64% (2001: 59%; 2000: 51%) of revenue from continuing operations was derived from trade shows, market research and public relations revenues resulting from marketing spending by our customers. Traditionally, spending by companies on advertising and other marketing activities has been cyclical, with companies spending significantly less on advertising in times of economic slowdown or recession although historically these periods have tended to be relatively short-lived with the markets returning to their longer term growth rates after the downturns. An economic slowdown or recession may adversely affect revenues from high tech publishing in the United States and advertising generally. The current economic slowdown, particularly in the high tech industry and resultant general decline in advertising spend by our customers has had, and is continuing to have, a negative effect on our results.

UBM operates in a highly competitive environment that is subject to rapid change and must continue to invest and adapt to remain competitive

     Our professional media, news distribution and market research businesses operate in highly competitive markets. These markets continue to change in response to technological innovations and other factors. We cannot predict with certainty the changes that may occur and affect the competitiveness of the business. In particular, the means of delivering products and services may be subject to rapid technological change. Although we have undertaken several initiatives to adapt to and benefit from these changes, we cannot predict whether technological innovations will, in the future, make some of the products or services, particularly those printed in traditional formats, wholly or partially obsolete. If this were to occur, we may be required to invest significant resources to further adapt to the changing competitive environment.

Consolidation in the markets in which we operate could potentially place us at a competitive disadvantage

     Some of the markets in which we operate have experienced significant consolidation. In particular, the combinations of traditional media content companies and new media distribution companies have resulted in new valuation methods, business models and strategies. We cannot predict with certainty the extent to which these types of business combinations may occur or the success that they may achieve. Although we currently have strong positions in each of our market segments, these combinations could adversely affect our results by potentially placing us at a competitive disadvantage with respect to scale, resources and our ability to develop and exploit new media technologies.

Fluctuations in exchange rates may affect our reported results

     Our financial statements are expressed in pounds sterling and are, therefore, subject to movements in exchange rates on the translation of the financial information of businesses whose operational currencies are other than our reporting currency. The United States is our most important market and accordingly significant fluctuations in U.S. dollar/sterling exchange rates could significantly affect our reported results from year to year.

We may not be able to retain or attract the key management personnel required to implement and execute our strategic plans

     We operate in a number of industry segments where there is intense competition for experienced and highly qualified individuals. The implementation and execution of our strategic plans depend on the availability of high quality management resources across all our businesses. We cannot predict that in the future such resources will be available although we place significant emphasis on the development and retention of management talent and succession planning.

Our effective tax rates may increase in the future, which would adversely affect our operating results

     We operate in multiple jurisdictions and our operating profits are taxed pursuant to the tax laws of these jurisdictions. If our effective tax rate increases in a future period, our operating results in general will be adversely impacted, and specifically our net income and earnings per ADS and per Ordinary Share, will decrease. Our effective tax rate may be affected by changes in, or interpretations of, tax laws in any given jurisdiction, utilization of net operating losses and tax credit carry forwards, changes in geographical allocation of income and expense, and changes in our management’s assessment of matters such as the realizability of deferred tax assets. In the past, we have experienced substantial fluctuation in our effective income tax rate. Our effective income tax rates in a given fiscal year reflect a variety of factors that may not be present in the succeeding fiscal year or years. As a result, our effective income tax rate may increase in future periods.

Our future tax payments may exceed recorded liabilities

     Whilst the Group’s taxation creditor of £277.4 million represents, in management’s opinion, a prudent assessment of the potential tax liability for prior tax years across different geographies, we have necessarily made judgments as to the outcome of matters not yet concluded with Revenue authorities.

Our strategy calls for acquisitions in a number of our core businesses and, therefore, we face the risks and uncertainties typical of acquisitions

     We have identified and are implementing a strategy designed to make us a world-class market information business. Our objective is to build market leading positions in long-term growth markets. We intend to continue to pursue our strategy of extending our market leadership and will seek ways to push forward our competitive position in the market through organic development and acquisition. Accordingly, our growth strategy depends in part on the availability of suitable acquisition candidates, on the obtaining of regulatory approval and on our skills in assimilating acquired companies into the Group structure. A lack of suitable acquisition candidates or regulatory hurdles may impede our growth strategy. In addition, potential difficulties inherent in mergers and acquisitions, such as delays in implementation or unexpected costs or liabilities, as well as the risk of not realizing operating benefits or synergies from completed transactions, may adversely affect the results of an acquisition.

CMP Asia’s exhibitions business may be adversely affected by the SARS outbreak.

     CMP Asia’s exhibitions business represented approximately 81.4% of CMP Asia’s revenue and 5.2% of the Group’s revenue in 2002. Depending how long the recent SARS outbreak lasts, there may be an adverse effect on CMP Asia’s exhibitions business as a result of reduced attendance at public gatherings in Asia or as a result of government recommendations or regulation.

The cost of providing pension benefits to eligible existing and former employees is subject to changes in pension fund values and changing demographics, and may have a material adverse effect on our financial results.

     UBM operates a number of pension plans which provide defined benefits. While these plans are closed to new employees, the cost of providing these benefits to eligible existing and former employees is subject to changes in pension fund values and changing demographics, including longer life expectancy of beneficiaries. We believe that sustained declines in equity markets and reductions in bond yields have and may continue to have a material adverse effect on the value of our pension funds. We may therefore be required to recognize additional charges to our profit and loss account to the extent that the pension fund values are less than the total anticipated liability under the plans.

UBM has been involved in a high level of disposal activity in the past and therefore is exposed to possible warranties and liabilities relating to this activity.

     The Group has divested its interests in certain companies and businesses and may divest additional interests in the future. Various indemnifications, representations and warranties have been given with respect to the businesses of the divested companies at the time of their disposal, and other obligations or liabilities may exist or arise in the future associated with such divestments. Whilst management believes that sufficient provision has been made to meet possible claims, there is a risk that further charges might arise for which no provisions are currently held.

ITEM 4. INFORMATION ON THE COMPANY

A. HISTORY AND DEVELOPMENT OF THE COMPANY

     United Business Media plc, known until December 15, 2000 as United News & Media plc, was incorporated in 1918 under the laws of England and Wales as a public limited company. UBM is one of the leading market information companies in the world based on market share, with its three core business areas, Market Research, News Distribution and Professional Media offering a comprehensive range of market information services. UBM operates primarily in the United States and United Kingdom but also has business interests in Europe, Asia Pacific and Latin America. UBM’s primary business is the provision of professional media and market information solutions to its customers, utilizing the strength of its leading businesses — NOP World (market research), PR Newswire and CMP Media (a technology, media and health care publisher). UBM also has consumer and business to business publishing interests, including classified advertising periodicals, and retains a number of broadcast investments including a 35.37% stake in Channel 5 Television Group Limited (“five”), the U.K. television broadcaster, 20% in Independent Television News Limited (“ITN”), 33.3% in SDN Limited and 20% in Satellite Information Systems (“SIS”). UBM’s principal operations are located in London and New York. UBM’s principal executive offices are located at Ludgate House, 245 Blackfriars Road, London SE1 9UY, United Kingdom (telephone: 44 20 7921 5000). Our agent in the United States for service and process is The Bank of New York, 101 Barclay Street, 22nd Floor — West, New York, NY 10286, USA.

Background and History

     In 1996, United News and Media plc merged with MAI plc (“MAI”). The merger combined the core activities of UBM’s consumer and business publishing, exhibitions and media services with MAI’s interests in television broadcasting, financial services and market research. Over the three years following the completion of this merger, we undertook a number of steps to focus the Group’s activities. This resulted in the disposal of a number of non-core businesses, as well as a number of key acquisitions and investments to expand our market position in growth areas, including the launch and subsequent increased investment in five, the acquisition of the Blenheim exhibitions group in 1996 and the acquisition of CMP Media, a major U.S. high tech publisher, in 1999.

Recent Acquisitions and Disposals

     UAP, Inc. our U.S. advertising periodicals business, was sold to Trader Publishing Inc. for $520 million in June 2000. In July 2000, we announced that certain assets were sold to VNU for $650 million and the European magazines and exhibitions portfolio was sold to Reed Elsevier for £360 million, releasing funds for investment. On November 22, 2000, we announced the disposal of the Express Newspapers to the Northern & Shell Group for £125 million in cash.

     The sale of the Group’s television interests (including our three ITV licenses, Meridian, Anglia and HTV) to Granada Media in December 2000 realized cash proceeds of £1.75 billion. On December 14, 2000, we announced we intended to return £1.25 billion of these proceeds to shareholders in a timely manner. The mechanism for returning this cash to shareholders was via a capital reorganization effective April 23, 2001. On that date 29 new Ordinary Shares and 44 Class B Shares were issued for every 44 existing Ordinary Shares. U.K shareholders had the option to sell the Class B shares for 245 pence per share, to receive a dividend of 245 pence per Class B share and have the Class B shares converted into unlisted Deferred Shares, or to retain the Class B Shares and receive a continuing dividend linked to LIBOR. The Company has indicated it will periodically offer to repurchase Class B Shares at 245p per share.

     See notes 9 and 23 to our consolidated financial statements for further information on the Capital Reorganization, the Class B shares and the Deferred Shares.

     Since the disposal of the television business in 2000, UBM has focused on its core activities of market information and business-to-business media with the financial flexibility and management resources to build a world-class market information business and to pursue the strategy of extending market leadership through organic development and acquisition. During 2001, in Market Research we acquired Allison-Fisher International, Inc. (“AFI”), a U.S. market research company specializing in the automotive industry and Roper Starch Worldwide LLC (“Roper Starch”), a U.S. market research company; in News Distribution we acquired Cyperus SA, a French corporate communications company and 50% of the Dutch national news agency’s news release distribution division, ANPSS; and in Professional Media we acquired Kenko Sangyo Shimbun Inc. (“KSS”), a Japanese exhibition and publishing group.

     As a result of the reduced significance of the online activities of the Group, continuing online activities are no longer managed separately but have been re-integrated with the principal business lines. We disposed of Springboard Internet Services Ltd. (“LineOne”), the 50:50 joint venture between UBM and British Telecommunications plc, we had acquired in 1999 to Tiscali S.p.A in 2001 for a total of £22.4 million. In 2001, we also disposed of or closed U.K. online business-to-business and business-to-customer activities.

     We benchmark investments against our cost of capital, estimated to be 8%, and returning value to our shareholders. As a consequence of these strict financial criteria and decreasing values, we did not complete any acquisitions in 2002.

Cost Restructuring

     In 2001 and 2002, a priority for the Group has been restructuring our cost base in order to protect profit against the severe market downtown. The restructuring has involved headcount reductions of approximately 1,400 staff and vacant space reduction as well as other business process reengineering programmes. Over the past two years we have reduced the cost base by over 25%, securing £180 million in annualized cost reductions measured against 2000.

Capital Expenditure

     In 2000, capital expenditure for the continuing businesses amounted to £28.6 million, largely relating to IT investment particularly within the News Distribution business. During 2000, the U.K. head office property at Ludgate House was sold to Minerva plc for £70.0 million. In 2001, capital expenditure for the continuing businesses amounted to £31.7 million, largely relating to IT investment within the Market Research business.

     In 2002, capital expenditure for continuing businesses amounted to £10.9 million, largely relating to IT investment on the Global Media Database within the News Distribution business. This is significantly below previous years and reflects the tight control of all aspects of expenditure, coupled with increased emphasis on organic expenditure, where the investment is primarily in people and is consequently expensed rather than capitalized. We expect Capital expenditure to increase slightly in 2003.

     See “Item 5.B. Operating and Financial Review and Prospects — Liquidity and Capital Resources” for further discussion on capital expenditures.

B. BUSINESS OVERVIEW

     UBM is one of the leading market information companies in the world, with its three primary businesses, Professional Media, News Distribution and Market Research, offering a comprehensive range of market information services. The primary business units are:

•	Professional Media, which includes CMP Media, the largest business-to-business publisher in the U.S. high tech sector with a share of the market in which it operates approximately twice that of its nearest competitor (based on “IMS/Auditor” statistics). Also included are CMP Information and CMP Asia, publishing and exhibitions businesses in Europe and Asia Pacific, respectively, and United Advertising Publications plc (“UAP”) which has a portfolio of consumer and business to business titles including Exchange & Mart and Dalton’s Weekly in the United Kingdom.

•	News Distribution, which includes PR Newswire, one of the world’s leading electronic distributors of corporate news with over 40,000 customers worldwide including over 50% of U.S. Fortune 500 companies.

•	Market Research, which comprises NOP World, the world’s ninth largest market research business (according to “Inside Research”, August 2002), with strong positions in several key sectors of the market including media, healthcare, automotive, business-to-business and consumer sectors.

     See “Item 5. Operating and Financial Review and Prospects” for details of turnover and operating income/ loss by category of business activity and geographic market.

Professional Media

     Professional Media, comprising CMP Media (including Continuing Medical Education (“CME”), the specialist U.S. healthcare and paper business), CMP Information (“CMPi”), CMP Asia and UAP, is UBM’s largest sub-division. Geographically, Professional Media covers the major developed markets of the United States, the United Kingdom and Europe, as well as developing markets in Asia. Professional Media’s two major activities are publishing and trade shows and conferences. CMP Media’s 31 main publications reach 3.2 million subscribers.

     During 2000, Professional Media was restructured to focus management effort and financial resources on markets where the business had the strongest position and leading brands (for example, CMP Media), concentrating on the long term growth markets of high-tech and healthcare.

     CMP Media is the leading high tech media company providing essential information and marketing services across the entire technology spectrum – the builders, users and sellers of technology, worldwide. In 2001, to augment its leading market position, CMP Media acquired ENEN, a seminar and web cast business broadcasting news and product information to over 485,000 design engineers in 79 countries. It also launched Optimize in late 2001, a new monthly high-tech strategy magazine and in 2002 launched NetSeminar Services, a web seminar product that utilizes streaming video and audio broadcasts for marketing purposes; the Institute of Partner Education & Development, a specialist training business to help technology businesses to understand and sell product through the channel and a new event, the Communications Design Conference.

     Based on “IMS/Auditor” statistics, for the year ended December 31, 2002, CMP Media’s market share — by ad page volume of the business information technology market — was 28.4% (2001: 24.9%; 2000: 24.4%) and its nearest competitor had an overall share of 13.1% (2001: 10.0%; 2000: 9.5%). For the year to December 31, 2002, CMP Media’s share was greater than the combined market share of the second and third placed companies in the business-to-business market. Capitalizing on its editorial strength, it is well positioned to offer integrated media solutions, tailored to meet the needs of its customers. CMP Media’s products include newspapers, magazines, Internet products, research, direct marketing services, education and training, trade shows and conferences, custom publishing and consulting.

     In the United States, CMP Media’s high tech portfolio includes leading publications in the Business Technology, Electronics, Specialized Technologies and Technology Solutions sectors (technology consultants and resellers). This includes many of the most important names in computing and electronics print publishing, such as, Information Week, CRN, Network Computing, Network Magazine, VARBusiness, Dr Dobbs Journal, Electronic Buyers News and Electronic Engineering Times.

     CMP Healthcare Group, which includes CME, is one of the leading for profit providers of continuing medical education in the United States offering psychiatrists, primary care physicians, nurses, pharmacists and other allied healthcare professionals the opportunity to earn continuing education credits as required by their respective licensing boards.

     In 2002, within the Healthcare division, ‘Med Reach’ has been launched for pharmaceutical companies organizing promotional events.

     CMP Europe, CMP Media’s U.K. based technology business, rationalized its electronics division during the last quarter of the year and has now been transferred and integrated into CMP Information’s business activities for 2003.

     CMP Information (“CMPi”) operates integrated portfolios of traditional and online media across a number of markets including healthcare, property, entertainment, travel, agriculture and print sectors. Its major brands include Pulse, Travel Trade Gazette, Music Week, Guitar Player, International Confex and ACPO. CMPi has its headquarters in the United Kingdom and additional operations in the United States and Europe.

     During 2002, CMPi continued its restructuring of the business to improve efficiency and processing, as part of an overall drive to increase operating profit margins despite the decline in revenues experienced. In addition, 2002 has seen the successful running of the National Flooring Show following its acquisition in 2001; the launch of Intra at the start of the year, a monthly publication aimed at the U.K. architects and interior design market; and the launch of three new exhibition extensions: Ifsec Shanghai, extending CMPi’s successful security show to the Chinese market; Firex South, aimed at the U.K. fire prevention market and the Convention of Pharmaceutical Ingredients Japan. New products in 2003 include FiSH, the Food and Hygiene exhibition and Audiotrax. In addition to these organic initiatives CMP Information is also expanding its business by acquisition. In April 2003, it significantly strengthened its presence in the UK construction market by buying out its joint venture partner to become 100% owner of Property Media Limited. Property Media owns Property Week and five market leading events. CMPi now covers a wide spectrum within the property and building market; titles include Building Design, What’s New in Building, Glass Age, Tile UK and Intra.

     CMP Asia is one of the largest non-governmental organizers of trade fairs in Asia, based on exhibition space, and a provider of business information through its publications and websites. CMP Asia is headquartered in Hong Kong but operates in 10 major cities in Asia and the United States. It has over 80 media products comprising over 70 international trade shows, conferences and seminars, 14 publications and a targeted portfolio of business-to-business websites. It operates in 12 market sectors and in 2002, attracted over 17,000 exhibitors. Over 1,000,000 visitors came to CMP Asia’s trade fairs; which include Hong Kong Jewellery & Watch Fair, China International Furniture Expo, Asia Pacific Leather Fair, Seatrade Cruise Shipping Convention, and Cosmoprof Asia, each being the largest of its kind in Asia. CMP Asia continues to expand, through the growth of its existing events and publications, by launching new products and by acquisition.

     Consistent with CMP Asia’s strategy to grow operations outside its core Hong Kong market, KSS, a Japanese exhibition and publishing company, specializing in the natural health care and health food ingredients markets, was acquired in 2001. For 2002, CMP Asia has introduced a number of new events including the Asia Merchandise Fair in Bangkok, Convention of Pharmaceutical Ingredients in Japan and the Matech Leather Fair in China.

     United Advertising Publications plc (“UAP”) is based in the United Kingdom and incorporates a portfolio of all-advertising consumer and business-to-business titles, distributed through the news trade and by controlled circulation. Its main brands include Exchange & Mart, Dalton’s Weekly and Auto Exchange and a range of other titles including Industrial Exchange & Mart, The Trader and Opportunities. The Newstrade periodicals are weekly, fortnightly, tri-weekly, monthly and annually. Free pick-up titles are published in major metropolitan areas, and are distributed through gas stations and supermarkets. Until January 2002, distribution was through a separate UAP business, ‘Advanced Distributing Company’, which also distributed third party publisher titles. From February 2002, UAP uses a third party distributor.

     Investment in new projects continued in 2002 and included the completion of the Daltonsbusiness.com website and the development of Exchange & Mart content for publication in Auto Exchange titles.

     Certain of the Group’s investments, which were previously classified as associated undertakings and joint ventures, have been reclassified as fixed asset investments under U.K. GAAP with effect from January 1, 2001. Following the disposal of UBM’s broadcasting businesses during 2000, the nature of the Group’s commercial relationships, its board representation, and consequently, its level of influence has changed in respect of businesses that were formerly managed within the broadcasting division. These businesses comprise Channel 5 Television Group Limited (35.37%

stake), Independent Television News Limited (20% stake) and SDN Limited (33.3% stake). The Group’s investment in SIS (Holdings) Limited (20% stake) was reclassified to fixed asset investments during 2000. UBM does not consider that these investments are core to its ongoing activities.

     Under U.S. GAAP an investor is required to account for its investment in an entity that is owned between 20% and 50% under the equity method unless certain legal or other structural constraints are in place which preclude the ability of the investor to exercise significant influence over the operating and financial policies of that entity. On this basis our investments in Channel 5 Television Group Limited (35.37% ownership) and certain other fixed asset investments are accounted for under the equity method in the U.S. GAAP reconciliation provided in note 34 of the consolidated financial statements.

News Distribution

     PR Newswire is one of the world’s leading providers, based on market share, of communications services, including the electronic distribution of news releases and images on behalf of over 40,000 customers. It was established in 1954 and is a primary vehicle for complying with the disclosure of price-sensitive information to the U.S. market. Today several thousand United States public companies and approximately 50 % of the U.S. Fortune 500 companies are customers of PR Newswire.

     PR Newswire’s services, primarily used by public relations and investor relations professionals at corporations, agencies and institutions, range from information distribution and market intelligence to the creation of broadcast and online multimedia content. Its dedicated newswire, Internet, satellite and fax network is capable of immediate pinpoint or mass distribution of news releases, video, audio and photos, satisfying the growing global demand for the immediate delivery of information to the media, investors and consumers worldwide. PR Newswire reaches thousands of media points, one million equities terminals and millions of individual investors and other consumers.

     In January 2000, the acquisition of eWatch, an internet monitoring service, strengthened the business’s innovative portfolio of measurement and monitoring products. This portfolio, which also includes NEWSdesk and ProfNet, has benefited from a number of product introductions over the last three years. These products provide an important service to public relations and investor relations professionals who demand increasingly sophisticated tools to measure the effectiveness of their communications programs. During 2000, PR Newswire opened new bureaux in Johannesburg, Tel Aviv, Mexico City, São Paulo, Singapore and Amsterdam. In December 2000, PR Newswire made an investment in the Xinhua Financial News Network, one of the most comprehensive providers of real-time financial news and market data in China. The investment broadens avenues of communications into the rapidly expanding Chinese economy and provides business entities there with access to over one million analysts, brokers and journalists through PR Newswire’s networks.

     In 2001, PR Newswire continued to extend its geographical presence into new markets and territories to build its global capability, acquiring companies with strong local brands and intimate market knowledge. In August 2001, a new subsidiary bureau was started in Argentina, adding a further presence in the Latin American region following the new joint venture in Brazil started at the end of last year. This additional expansion in 2001 makes a total of 42 bureaux operating in 13 countries and reaching 135 countries in 25 languages.

     In 2001, a range of products were introduced recently to provide investor relations and communications professionals with the ability to monitor and evaluate the effectiveness and reach of their external relations activities, to provide online clipping and database services and to improve targeting.

     In November 2001, PR Newswire entered into a strategic alliance with Thomson Financial to introduce co-branded products, utilizing Thomson’s First Call Network reaching 800 brokerage firms and 45,000 desktops worldwide. An agreement was also reached with Palm, Inc, to distribute branded full text news releases, using wireless technology, to all new series Palm Personal Digital Assistants (PDAs). This service will also be available to existing PDAs via a download site. Early in 2002, PR Newswire also developed ReleaseWatch, a supplementary service to eWatch to allow professional communicators to track and monitor distribution of their press releases online following their issue.

     PR Newswire has continued to deliver innovative new products to the market, including Tbutton, an interactive online press release. In 2002, the business also launched in the United Kingdom and the United States, the Online Media Atlas, the world’s largest global online database of over 464,000 journalists at 144,000 media outlets in 172 countries enabling communication professionals to pinpoint the right media for their PR activities. The French, German and Spanish versions were also launched during the year.

     In May 2002 PR Newswire launched MultiVu a service which provides broadcast and multimedia production and global distribution services to companies worldwide who seek to reach the media, financial community and general public with their visual messages.

     In November 2002, Xinhua PR Newswire, a new venture between Xinhua Financial Network and PR Newswire was formed. This specially designed service allows Chinese corporations to send full text corporate announcements through specifically developed channels to target key media and investment outlets internationally. These channels include newspaper, radio and television outlets as well as over 3,000 global news portals.

     PR Newswire Europe (“PRNE”) was established in 1998. The acquisitions of Two-Ten Communications and NEWSdesk and their integration with PR Newswire International into PRNE has created one of the leading providers of communications support services in Europe specializing in high-speed information distribution to the media and financial markets. With the end of the Regulatory News Service monopoly in April 2002, the business launched a United Kingdom regulatory news distribution service called Disclose. This service commenced in April 2002 and by December 2002, achieved a market share of just under 11%.

     The long term growth potential of Europe has made it a key target area for expansion. In March 2001, PRNE acquired Cyperus, the leading company in the French and Spanish high tech corporate communications market and in July 2001, PRNE took a 50% stake in the press release distribution arm of the Dutch national press agency, ANPSS.

Market Research

NOP World comprises:

     NOP Research Group Ltd. (“NOP (U.K.)”) in the United Kingdom. This is one of the United Kingdom’s largest ad-hoc research agencies providing custom and syndicated market research. NOP (U.K.) comprises a central data gathering and processing division and specialist units, each with an in-depth understanding of a particular client sector. NOP (U.K.)’s customers are largely blue-chip clients across a broad range of sectors, including automotive, financial, healthcare, IT and telecommunications.

     RoperASW LLC (United States) is a leading full service firm offering custom and syndicated market research across a variety of sectors including commercial, technological, financial, governmental and academic, in the United States and internationally. ASW was merged with the newly acquired Roper Starch in August 2001. Eight major new projects developed in 2002, including the online consumer panel within RoperASW; the launch of the joint MRI/ RoperASW LifeMatrix, a market segmentation product which offers combined brand, marketing, and media strategy; the development of a major Roper NOP Consulting offer; and also some major product extensions.

     Market Measures Cozint (“MMC”) serves the pharmaceutical and healthcare sectors by offering a unique combination of high-value multi-client and custom projects to support a full range of critical applications — from market assessment, concept testing and product tracking to sales force optimization, promotional evaluation and direct-to-consumer (DTC) research.

     Strategic Marketing Corporation (“SMC”), is one of the leading market research companies serving the pharmaceutical and healthcare sectors in the United States, Europe and Asia.

     Mediamark Research Inc. (“MRI”) is one of the leading providers of print media research in the U.S. market.

     Allison-Fisher (“AFI”) in the United States is a leading supplier of pre-purchase syndicated research to the automotive industry. AFI’s most significant new product introduction in 2002 was the launch of its automotive intentions study in Europe.

     NOP World Health, comprising NOP U.K. Healthcare, MMC and SMC, is one of the leading suppliers of primary research to the global pharmaceutical industry. The healthcare research market is experiencing a trend of rapid growth in online data collection. At MMC this grew from $7 million in 2001 to over $30 million in 2002. Much of this has been cannibalistic, as traditional forms of data collection in the core custom businesses have switched to the internet. Internet research typically sells at a 10-15% discount to traditional methods. This has had the effect of reducing the margin on custom research. Nonetheless, these margins should improve in the longer term as more volume is processed through increasingly automated systems.

     At the same time as this transformation was taking place, the pharmaceutical industry experienced slower growth, fewer product approvals from the FDA (2002: 17, 2001: 24), fewer potential blockbuster launches (only 7 in 2002) and more patent expirations. This reduced market research expenditures in areas which supported new product development and led to clients taking lower cost options. The effects of these changes in 2002 have been a decline in revenues in the old MMI business, a reduction in margin on custom research and considerable investment in next-generation products.

     MMC responded to these challenges and opportunities by moving to online faster, increasing the number of syndicated studies and developing a new generation of sales force effectiveness tracking methodologies. A major new product in this arena is ScripDriver, a marketing science product which not only quantifies sales and prescription data but analyzes that data and adds insight. Utilizing methodologies already successful in AFI, ScripDriver links promotions, brand health and patient dynamics to provide a complete picture of the prescribing decision process. All results are reported online. ScripDriver completed concept testing with clients at the end of 2002 and was launched in early 2003.

Competition

     UBM’s business-to-business magazines and events, published or undertaken by CMP Media, compete directly with comparable publications and events in their respective fields in the United States, Europe and Asia, as well as with other media, such as newspapers, television and radio.

     PR Newswire, a leading global distributor of corporate news to the media and financial community, competes with a growing number of other electronic news release distribution services in the United States and elsewhere, as well as with other forms of news release delivery, such as mail and courier, and competitors in the Internet monitoring, broadcast services, web cast services and IR web page fields.

     In both the United Kingdom and United States, UBM’s advertising periodicals compete with regional newspapers and other advertising periodicals. Most of UBM’s advertising periodicals are leaders in their specialist fields. UAP is the principal U.K. publisher of national advertising periodicals, and its main title, Exchange & Mart, is the United Kingdom’s major national weekly all-advertising periodical (Audit Bureau of Circulations Ltd, February 13, 2003).

Raw Materials

     The basic raw material of advertising periodicals is newsprint. During 2002, UBM’s continuing operations purchased approximately 11,671 metric tons (2001: 9,786 metric tons; 2000: 11,372 metric tons) of newsprint from a number of producers principally in the United Kingdom, Scandinavia and Canada that it furnished to independent printers producing its advertising publications.

     The basic raw material of magazines is coated and non-coated paper. During 2002, UBM purchased approximately 19,342 metric tons (2001: 26,834 metric tons; 2000: 28,837 metric tons) of paper, most of which was furnished to independent printers producing its magazines.

     From 2000 to 2002, there were no significant impacts arising from price fluctuations.

C. ORGANIZATIONAL STRUCTURE

Principal Subsidiaries

     The following information relates to those subsidiary undertakings whose operations are considered to be significant to the Group.

	Country of	Percentage interest
	incorporation and	and voting rights
	operation	at December 31, 2001

Professional Media
CMP Asia Ltd	Hong Kong	100
CMP Europe Ltd	Great Britain	100
CMP Information Ltd	Great Britain	100
CMP Media, LLC	United States	100
Expoconsult B.V.	Netherlands	100
United Advertising Publications plc	Great Britain	100
United Entertainment Media, Inc.	United States	100
News Distribution
PR Newswire Association, Inc.	United States	100
PR Newswire Europe Ltd	Great Britain	100
Market Research
Allison-Fisher International LLC	United States	100
Market Measures / Cozint L.P	United States	100
Mediamark Research, Inc.	United States	100
NOP Research Group Ltd	Great Britain	100
NOP World Strategic Marketing L.P	United States	100
RoperASW LLC	United States	100
Head office
United Business Media Finance, Inc.	United States	100
United Business Media Group Ltd	Great Britain	100
United Business Media (Jersey) Ltd	Jersey	100
United Finance Ltd	Great Britain	100

     All companies stated as being incorporated in Great Britain are registered in England and Wales. None of the above subsidiaries are held directly by the Company, with the exception of United Business Media (Jersey) Ltd.

D. PROPERTY, PLANT AND EQUIPMENT

     UBM leases a 173,000 square feet premise in London, England for use as its U.K. headquarters. UBM also leases around 200 properties worldwide, primarily in the United Kingdom and the United States, aggregating to around 590,000 square feet in the United Kingdom alone.

     UBM owns a number of properties in the United Kingdom, the most significant of which is an office building of 34,400 square feet in Tonbridge, Kent.

     All of the properties owned and leased by UBM are suitable for their respective purposes and are in good operating condition. There are no plans to significantly change the facilities utilized by the Group.

     During 2001, primarily as a result of the downturn in the U.S. market, UBM undertook a cost reduction and reorganization program involving Group redundancies of approximately 1,400 staff. As a result of the reduced staff and property requirements, provision has been made for vacant space and onerous leases covering approximately 445,500 square feet in the United States and 179,000 square feet in the United Kingdom.

Environmental policy

     Due to the nature of its businesses, the Group does not have a high environmental impact. Its principal impact arises from energy consumption, which the Group continues to monitor and to set reduction targets where practicable. Overall energy consumption levels are expected to continue to decrease during 2003 both as a result of targeted reductions and as a consequence of the rationalization of the Group’s property portfolio. Many of the Group’s business practices tend to support environmental good practice, for example the increasing use of new technology such as the internet to facilitate data collection within its market research businesses has led to reduced demand for paper resources.

     The Group’s environmental policy is published on its website.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A. OPERATING RESULTS

     This section should be read in conjunction with UBM’s consolidated financial statements and the notes thereto appearing elsewhere in this Annual Report. UBM’s consolidated financial statements are prepared in accordance with U.K. GAAP which differ in significant respects from U.S GAAP. Reference should be made to the “Summary of Differences Between U.K. GAAP and U.S. GAAP” in note 34 to our consolidated financial statements for reconciliations to U.S. GAAP for net income, shareholders’ equity and certain other financial data.

     Throughout this Item 5 we discuss our results of operations in terms of a “non-GAAP” financial measure — operating profit or loss before amortization of intangible assets and exceptional items which we refer to as “operating profit” or “operating loss”. This is the measure that management uses in the day to day monitoring of each of our three primary businesses — Professional Media, News Distribution and Market Research. Amortization is not a cash charge and as such does not reflect underlying operational results. For further clarity, we also present the comparable U.K. GAAP financial measures — operating profit (or loss) after amortisation of intangible assets, which is referred to as “total operating profit (or loss) before exceptional items” and operating profit (or loss) after amortisation of intangible assets and exceptional items, which is referred to as “total operating loss” in our consolidated profit and loss account. Reference should be made to “Results from operations” below and note 1 and 2 to our consolidated financial statements.

General

     UBM is one of the leading market information companies in the world, with its three primary businesses, Professional Media, News Distribution and Market Research offering a comprehensive range of market information services. UBM operates primarily in the United States and United Kingdom, but also has business interests in Europe, Asia Pacific and Latin America.

     In 2002, our European and Asian businesses — CMPi, CMP Asia, UAP and NOP Research — delivered strong performances with operating profit of £44.9 million. These gains contrasted with the sharp fall in operating profits from businesses based in the United States, particularly CMP Media, from £47.7 million to £20.0 million, primarily due to the economic slowdown in the United States. Continuing Group revenue and operating profit fell by 14.7 % and 20.6 % respectively.

Sources of Revenue

     For the year ended December 31, 2002, the United States and United Kingdom represented UBM’s two largest markets, accounting for 91% (2001: 92%; 2000: 95%) of revenue.

     UBM’s advertising revenues represent approximately 36% (2001: 41%; 2000: 49%) of turnover from continuing businesses for the year ended December 31, 2002 with 20% (2001: 25%; 2000: 32%) of turnover from continuing businesses being derived from high-tech publishing advertising. UBM is therefore exposed to the risk of a reduction in advertising spending resulting from an economic downturn particularly in the U.S. and U.K. markets. This risk is somewhat reduced however due to the diversification of UBM’s advertising and marketing revenues in terms of products and geographical distribution.

     In addition to advertising revenues, approximately 64% (2001: 59%; 2000: 51%) of UBM’s turnover from continuing businesses for the year ended December 31, 2002 were derived from trade shows, market research and public relations revenues resulting from marketing spending by UBM’s customers, which may also be affected by economic downturns. Trade show receipts are collected up to twelve months in advance as exhibitors normally sign up for their next trade show at the current show and hence this sector may lag the general economic cycle. This non-advertising revenue includes that derived from newswire distribution, which is not directly dependent on advertising and marketing budgets.

Cost Restructuring

     Over the past two years, primarily as a result of the downturn in the United States market, UBM has undertaken a cost reduction and reorganization program involving Group redundancies of approximately 1,400 staff. In 2001 and 2002, UBM has reduced the cost base by 25%, securing £180 million in annualized cost reductions as compared with 2000. As a result of the reduced staff and property requirements, provisions have been made for vacant space and onerous leases. The Group continues to restructure the business to improve efficiency and processing in order to maintain margins in spite of declining revenues.

Currency

     UBM’s exposure to currency fluctuations results mostly from the translation of the financial statements of its non-U.K. subsidiaries, particularly its U.S. subsidiaries, into pounds sterling. The pound sterling strengthened during 2002 resulting in a negative impact on reported income in 2002 compared to 2001. UBM’s current estimated translation sensitivity to fluctuations of the pound sterling is such that it records losses or gains of approximately £0.2 — £0.3 million of operating income when the pound sterling appreciates or depreciates by 1% on average against all of the currencies in which its subsidiaries record income.

     As most of UBM’s businesses incur costs and generate revenues in their domestic currencies, UBM’s transaction exposure has historically been limited to less than £100 million annually. UBM’s policy is to hedge its net transaction exposures through its central treasury department. See “Item 11. Quantitative and Qualitative Disclosures About Market Risk”.

Critical Accounting Policies

     The accounting policies of the Group under U.K. GAAP are described in “Group Accounting Policies” in our consolidated financial statements. The most critical accounting policies in determining the financial condition and results of the Group and those requiring the most subjective or complex judgments relate to the valuation and amortization of goodwill and intangible assets, accounting for investments, accounting for pensions and deferred taxation.

Revenue recognition, debtors and bad debt provisions

     Revenue recognition policies, whilst varying across the Group, are an area of management focus and are generally straightforward in application, as the timing of service delivery and customer acceptance for the various revenue types is readily determined and based on contractual relationships. Allowances for bad debts are regularly reviewed based on historical data. Debtors are reviewed on a monthly basis and a provision is made, in full, for any debts outstanding over 90 days (having given regard to any special considerations). Provision is also made immediately against any debts which appear to be uncollectable, even if they are not outstanding by 90 days or more.

     Revenue, which is stated net of trade discounts, VAT and other sales related taxes, is recognized as follows:

–	Publishing: advertising revenue is recognized on issue of the publication.

–	Exhibitions: revenue is recognized when the show has been completed. Deposits received in advance are recorded as deferred income in the balance sheet.

–	Market research: revenue is recognized on a completed contract basis. Work in progress amounts are recorded in the balance sheet at cost. Syndicated revenues are recognized on completion and any subsequent sales are recognized as they arise.

–	News distribution: revenue is recognized on message delivery.

     In December 1999, the SEC issued Staff Accounting Bulletin (“SAB”) 101, “Revenue Recognition in Financial Statements which spells out four basic criteria that must be met for revenue recognition. We believe that our policies comply with these criteria, which are:

–	Persuasive evidence of an arrangement exists;

–	Delivery has occurred or services have been rendered;

–	The seller’s price to the buyer is fixed or determinable;

–	Collectibility is reasonably assured.

Goodwill and other intangible assets

     In accordance with, UK Financial Reporting Standard (“FRS”) 11, “Impairment of Fixed Assets and goodwill” (“FRS 11”), purchased goodwill is capitalized as an intangible asset and amortized through the profit and loss account on a straight-line basis over its estimated useful life. The estimated useful life is determined based on the nature, age and stability of the industry in which the business operates, and generally is a period of between five and twenty years for U.K. GAAP. Impairment reviews are carried out at the end of the first full financial year after acquisition and on the occurrence of any event or change in circumstances indicating that there may have been a decline in the carrying value or change in useful life. Where a business is sold, or where goodwill is considered to have been impaired, the net book value of goodwill or the amount of impaired goodwill, as applicable, is charged through the profit and loss account as part of the profit or loss on disposal or through operating profit in the year of impairment. Impairment results in goodwill being written down to its recoverable amount, which is determined to be the higher of value in use (the present value of expected future cash flows) and net realisable value. Value in use is determined at the level of income generating units.

     In accordance with Statement of Financial Accounting Standards (“SFAS”) 142, “Goodwill and Other Intangible Assets” (“SFAS 142”), which was adopted on January 1, 2002, goodwill is not amortized under U.S. GAAP but is tested for impairment at least annually. Previously, under U.S. GAAP, goodwill had been capitalized and amortized over its estimated useful lives with a maximum of 40 years. Impairment is triggered if goodwill and intangible assets are not recoverable by reference to their fair value, which UBM generally determines based on multiples or discounted cash flow approaches. An impairment loss is measured as the amount by which the carrying value of the goodwill and intangible assets exceeds their fair value. If an impairment loss is recognized the adjusted amount becomes the new cost base. Fair value is determined at the level of reporting units (as defined in SFAS 142 as the same level or one level below an operating segment, as defined by SFAS 131). Reporting units have been determined at the level where discrete financial information which is regularly reviewed by segment management exists. Businesses exhibiting similar economic characteristics have been combined as one reporting unit for the purposes of SFAS 142.

Deferred tax

     In December 2000, the U.K. Accounting Standards Board (“ASB”) published FRS 19 “Deferred Tax” which requires deferred tax to be provided in full, except on timing differences arising where non-monetary assets are revalued and where there is no commitment to sell the asset and on the retained earnings of subsidiaries, joint ventures or associates where there is no commitment to remit such earnings. FRS 19 was implemented in the 2002 financial year and has not had a material impact on our financial position or results of operations. Deferred tax assets have not been recognized, having given consideration to the businesses in which the deferred tax assets arise and future forecasts which indicate that their recoverability is uncertain. Had these deferred tax assets been recognized, an asset of up to £92.1 million would exist in the Group balance sheet at December 31, 2002 (2001: £102.3 million; 2000: £88.0 million).

Accounting for investments

     As explained in note 13 to our consolidated financial statements, certain of the Group’s investments which were previously classified as associated undertakings and joint ventures under U.K. GAAP have been reclassified as fixed asset investments with effect from January 1, 2001. Following the disposal of the Group’s broadcasting businesses during 2000, the nature of the Group’s commercial relationships and its board representation, and consequently its level of influence, has changed in respect of businesses that were formerly managed within the broadcasting division. These businesses comprise Channel 5 Television Group Limited, Independent Television News Limited and SDN Limited. The Group’s investment in SIS (Holdings) Limited was reclassified to fixed asset investments during 2000. Additionally, the level of influence exerted by the Group over Paperloop.com, Inc. is not considered sufficient to meet the requirements of FRS 9 “Associates and joint ventures”. Accordingly, these investments have also been reclassified to fixed asset investments. The Group does not consider that these investments are core to its ongoing activities.

     The decision to re-classify these fixed asset investments is dependent upon a determination of the level of influence the Company has over these investees and therefore requires the exercise of judgment. Under U.S. GAAP an investor is required to account for any investment in an entity of between 20% and 50% under the equity method unless certain legal or other structural constraints are in place which preclude the ability of the investor to exercise significant influence over the operating and financial policies of that entity. On this basis our investments in Channel 5 Television Group Limited (35.37% ownership), and certain other fixed asset investments are accounted for under the equity method in the U.S. GAAP reconciliation provided in note 34 to our consolidated financial statements.

Pension plans and other post retirement benefits

     In November 2000, the ASB published FRS 17 “Retirement Benefits”. As under U.S. GAAP, plan assets and liabilities are determined by, respectively, market-related values at the date of the financial statements and by discounting plan obligations using a market derived discount factor. Under FRS 17 actuarial gains and losses are recognized in full in the balance sheet with movements recognized in the statement of total recognized gains and losses. This differs from current U.S. GAAP, which does not require the full recognition of actuarial gains and losses, and also requires the amortization of actuarial gains and losses to be recognized in the profit and loss account. The standard is required to be fully implemented in the 2005 financial year with disclosures of the impact required from 2001. In 2002, UBM elected to fully adopt FRS 17 in order to provide additional information to investors in this area of current market focus.

     Under U.K. GAAP, the cost of providing pension benefits may be calculated by the use of any actuarial method which is appropriate and whose assumptions reflect the long-term nature of the assets and liabilities involved. Under U.S. GAAP, the cost of providing these benefits is calculated in accordance with SFAS 87 which requires the use of the projected unit credit method and a discount rate (reflecting the rate of interest at which the pension liabilities could effectively be settled) that reflects current market rates. In 2002, the expected return on assets was £22.0 million while the actual return was a loss of £30.3 million. Under SFAS 87 this difference of £52.3 million will impact operating profit over the future working life of the plans’ members. See note 31 to the consolidated financial statements for the main actuarial assumptions underlying the valuations.

Impact of Recently Issued Accounting Standards

U.K. GAAP

Retirement benefits

     In November 2000, the ASB published FRS 17 “Retirement Benefits”, as discussed above in “Critical Accounting Policies”. The standard is required to be fully implemented in the 2005 financial year with disclosures of the impact required from 2001. In 2002, UBM has adopted FRS 17. Under FRS 17, for 2002 the pension deficit is £90.9 million (compared with £60.0 million at June 30, 2002 and £41.0 million at year end 2001). The charge against operating profit for 2002 was £4.7 million with financing costs of £2.1 million. This combined charge is currently expected to increase to a total of around £12 million in 2003. See note 31 to our consolidated financial statements.

     Adoption of FRS 17 has resulted in a restatement to the prior year results with operating profit after amortization of intangible assets, before exceptionals, being increased in 2001 by £0.6 million (2000: £5.0 million decrease) and financing costs of £1.5million (2000: credit of £10.1 million) previously included within the pension charge being reclassified as finance costs.

Deferred tax

     In December 2000, the ASB published FRS 19 “Deferred Tax” which was implemented in the 2002 financial year and has not had a material impact on our financial position or results of operations. See further discussion in “Critical Accounting Policies” above.

U.S. GAAP

Goodwill and other intangible assets

     In June 2001, the U.S. Financial Accounting Standards Board (“FASB”) issued SFAS 141, “Business Combinations” and SFAS 142, “Goodwill and Other Intangibles”. SFAS 141 requires that all business combinations initiated after June 30, 2001 be accounted for using the purchase method of accounting and also requires identified intangible assets acquired in a business combination to be recognized apart from goodwill if they meet certain criteria.

     SFAS 142 applies to all goodwill and identified intangible assets acquired in a business combination. Under the new standard, all goodwill and indefinite-lived intangible assets, including those acquired before initial application of the standard, will not be amortized but will be tested for impairment at least annually. The provisions of SFAS 142 are effective for fiscal years beginning after December 15, 2001.

     Goodwill and any intangible asset determined to have an indefinite useful life, acquired in a purchase business combination completed after June 30, 2001, is not amortized but will be tested for impairment at least annually. On adoption of SFAS 142 for the financial year ended December 31, 2002, goodwill and intangible assets acquired in a purchase business combination completed prior to July 1, 2001 are also not amortized.

     The impact of adopting SFAS 141 and SFAS 142 has been to reduce amortization expense in 2002 by £139.5 million.

     Following FRS 11, U.S. SFAS 142 and SFAS 144, the directors regularly review the carrying value of the Group’s purchased goodwill and intangible assets which, using standard valuation methodologies, reflects net realisable value, by considering a number of factors, including the current and prospective revenues, earnings and cash flows from the businesses. Significant assumptions relating to growth, risk and other variables are made in preparing these forecast cashflows; although these are believed to be appropriate, changes in these assumptions could change the outcomes of the impairment reviews. The current market conditions, which caused CMP Media operating profits in 2002 to be substantially below those of 2000 and 2001, coupled with a difficult forecasting environment, have resulted in a Group review of goodwill for possible impairment. Furthermore, we are no longer pursuing independent online business activities and have substantially scaled back our online plans. As a consequence under U.K. GAAP, in 2001 we impaired our goodwill assets by £370 million, all of which related to our Professional Media businesses and in 2002 we impaired our goodwill assets by a further £114.2 million which related to the continued weakened market conditions affecting the Roper Starch business in NOP World, PR Newswire U.K. and Europe and CMP Media. No benefit is recognised for uplifts in goodwill value elsewhere in the Group.

     As a result of the adoption on January 1, 2002 of SFAS 142 and a market downturn during the year, the directors undertook a review of U.S. GAAP goodwill with the assistance of independent valuers. As a result, UBM incurred a transitional impairment charge of £298.8 million (Professional Media: £153.5 million; Market Research: £145.3 million) as at January 1, 2002, which is considered the cumulative effect of a change in accounting principle as required by SFAS 142. UBM elected to perform its annual impairment testing under SFAS 142 as at September 30, 2002 and recorded an additional £102.1 million (Professional Media: £85.3 million; Market Research: £16.8 million) for the year ended December 31, 2002. In addition, an impairment charge of £5.8 million related to identified intangible assets in our Market Research business, has been recorded in accordance with SFAS 144 for the year ended December 31, 2002.

Asset Retirement Obligations

     In June 2001, the FASB issued SFAS 143 “Accounting for Asset Retirement Obligations” (“SFAS 143”), which is effective for financial years beginning after June 15, 2002. The statement requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of the fair value can be made. The associated asset retirement costs are capitalized as part of the carrying value of the relevant long-lived asset. The adoption of this standard should not have a material impact on our financial position or results of operations.

Long-lived assets

     In October 2001, the FASB issued the SFAS 144 “Accounting for the Impairment or Disposal of Long-Lived Assets” (“SFAS 144”) which provides a single accounting model for long-lived assets to be disposed of. Additionally, the standard expands the scope of discontinued operations to include all components of an entity with operations that can be distinguished from the rest of the entity and will be eliminated from the ongoing operations of the entity in a disposal transaction. SFAS 144 was adopted in the 2002 financial year and has not had a material impact on our financial position or results of operations.

Costs Associated with Exit or Disposal Activities

     In July 2002, the FASB issued the SFAS 146 “Accounting for Costs Associated with Exit or Disposal Activities” (“SFAS 146”). This standard will require us to recognize certain costs associated with disposal activities when they are incurred, rather than at the date of a commitment to a disposal plan. SFAS 146 is effective for disposal activities initiated after December 31, 2002. Given the nature of disposal plans, it is not possible to determine in advance the impact it might have on our financial position at a particular date or our results of operations for a particular period in the future.

Stock-Based Compensation

     In December 2002, the FASB issued the SFAS 148 “Accounting for Stock-Based Compensation — Transition and Disclosure — an Amendment of SFAS No. 123” (“SFAS 148”). This standard provides two additional transition methods for companies electing to adopt the fair value accounting provisions of SFAS 123 “Accounting for Stock-Based Compensation” (“SFAS 123”), but does not change the fair value measurement principles of SFAS 123. As permitted by FAS 123, UBM has continued to apply the methodologies set out in APB Opinion 25, “Accounting for Stock Issued to Employees” and other U.S.GAAP literature in calculating its U.S.GAAP adjustments for share option plans and awards of share rights. If the compensation cost for the Company’s share incentive plan had been determined based on the fair value at the grant date for awards in 2002, 2001 and 2000 consistent with the provisions of SFAS No. 123, the Group’s net income and earnings per share would have been reduced to the proforma amounts indicated in note 34 to our consolidated financial statements.

Derivatives Instruments and Hedging Activities

     In May 2003, the FASB issued Statement of Financial Accounting Standard No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities” (“SFAS 149”). The Statement amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS No. 133. SFAS No. 149 clarifies under what circumstances a contract with an initial net investment meets the characteristic of a derivative as discussed in SFAS No. 133. In addition, it clarifies when a derivative contains a financing component that warrants special reporting in the statement of cash flows. SFAS No. 149 amends certain other existing pronouncements. With certain exceptions, SFAS No. 149 is effective for contracts entered into or modified after June 30, 2003, and for hedging relationships designated after June 30, 2003. The impact of adopting the standard is not expected to have a material effect on our financial position or our results of operations in the future.

Results of Operations

     The following table sets forth certain information regarding each area of UBM’s business and each geographical area.

	Year Ended December 31

	2000	2001	2002

	£m	£m	£m

Net revenues
Continuing operations:
CMP Media	523.5	370.4	252.4
CMP Asia	40.7	49.0	51.1
CMP Information	130.5	130.8	113.4
United Advertising Publications	61.1	57.4	58.1

Professional media	755.8	607.6	475.0
News distribution	131.4	128.0	105.4
Market research	162.1	194.9	213.0

Continuing operations	1,049.3	930.5	793.4

Discontinued operations:
CMP Media	149.3	—	—
CMP Asia	3.5	—	—
CMP Information	4.7	2.0	—
Other former professional media	8.6	—	—

Professional media	166.1	2.0	—
Former consumer media	759.6	—	—

Discontinued operations	925.7	2.0	—

	1,975.0	932.5	793.4

by geographic location:
United Kingdom, Europe and Middle East	980.2	263.0	244.7
North America	948.2	625.0	502.2
Pacific	46.6	44.5	46.5

	1,975.0	932.5	793.4

     Discontinued operations in 2001 include U.K. online business to business and business to customer activities, which have been disposed of or closed. In 2000, discontinued operations comprise United Advertising Periodicals, Inc, certain television businesses and Express Newspapers, Visual Communications Group, Miller Freeman Europe and certain Miller Freeman businesses in the US (all part of Professional Media).

	Year Ended December 31

	As restated(1)		As restated(1)
	2000		2001		2002

		% of net		% of net		% of net
	£m	Revenues (2)	£m	Revenues(2)	£m	Revenues(2)

Pre-exceptional operating income before amortization of intangible assets
Continuing operations:
CMP Media	71.4	13.6	(7.8)	—	(9.4)	—
CMP Asia	12.5	30.7	13.4	27.3	13.7	26.8
CMP Information	6.7	5.1	6.9	5.3	12.7	11.2
United Advertising Publications	8.1	13.3	9.4	16.4	12.7	21.8

Professional media	98.7		21.9		29.7
News distribution	37.6	28.6	35.8	28.0	17.3	16.4
Market research	20.1	12.4	24.0	12.3	17.9	8.4

	156.4		81.7		64.9

Discontinued operations:
CMP Media	44.9	28.3	—	—	—	—
CMP Information	(68.6)	—	(20.1)	—	—	—

Professional media	(23.7)		(20.1)		—
Former consumer media	101.0	13.3	—	—	—	—

Discontinued operations	77.3		(20.1)		—

	233.7		61.6		64.9

by geographic location:
United Kingdom, Europe and Middle East	57.8		4.9		21.7
North America	159.4		43.9		32.1
Pacific	16.5		12.8		11.1

	233.7		61.6		64.9

(1)	The Group has adopted FRS17 “Retirement Benefits” in the financial statements, and this has been treated as a change in accounting policy and resulted in an adjustment of the prior year financial statements as described in note 24 to our consolidated financial statements.

(2)	Pre-exceptional operating income before amortization of intangible assets as a percentage of net revenues.

     As detailed in note 13 to our consolidated financial statements, certain joint ventures and associates have been reclassified as other fixed asset investments with effect from January 1, 2001.

     The amounts shown in pre-exceptional operating income before amortization of intangible assets within continuing activities in 2001 and 2000 include an FRS 17 pension adjustment in News Distribution of £nil and £(2.0) million, respectively, Professional Media of £0.5 million and £(0.5) million, respectively, and Market Research of £0.1 million and £(2.5) million, respectively.

	Year Ended December 31

	As restated(1)		As restated(1)
	2000		2001		2002

		% of net		% of net		% of net
	£m	Revenues (2)	£m	Revenues (2)	£m	Revenues (2)

Pre-exceptional operating income after amortization of intangible assets
Continuing operations:
CMP Media	(18.3)	—	(97.2)	—	(80.0)	—
CMP Asia	9.6	23.6	(17.2)	—	(0.5)	—
CMP Information	(14.0)	—	3.7	2.8	(9.3)	—
United Advertising Publications	7.1	11.6	8.4	14.6	11.7	20.1

Professional media	(15.6)		(102.3)		(78.1)
News distribution	33.5	25.5	30.1	23.5	11.0	10.4
Market research	17.2	10.6	16.7	8.6	(3.9)	—

	35.1		(55.5)		(71.0)

Discontinued operations:
CMP Media	33.4	21.0	—	—	—	—
CMP Asia	(0.1)	—	—	—	—	—
CMP Information	(70.4)	—	(20.5)	—	—	—

Professional media	(37.1)		(20.5)		—
Former consumer media	49.1	6.7	—	—	—	—

Discontinued operations	12.0		(20.5)		—

	47.1		(76.0)		(71.0)

by geographic location:
United Kingdom, Europe and Middle East	(26.1)		(30.1)		(15.4)
North America	59.8		(58.5)		(52.6)
Pacific	13.4		12.6		(3.0)

	47.1		(76.0)		(71.0)

(1)	The Group has adopted FRS17 “Retirement Benefits” in the financial statements, and this has been treated as a change in accounting policy and resulted in an adjustment of the prior year financial statements as described in note 24 to our consolidated financial statements.

(2)	Pre-exceptional operating income before amortization of intangible assets as a percentage of net revenues.

     The re-presentation of online has reduced the amounts shown for 2000 in pre-exceptional operating income after amortization of intangible assets within continuing operations above by £1.0 million for News Distribution and by £30.1 million for Professional Media. Within discontinued operations, in 2000, the amounts shown for Professional Media were reduced by £95.2 million. Further details on acquisitions are given in note 29 to our consolidated financial statements.

Reconciliation of pre-exceptional operating income after amortization of intangible assets to profit/(loss) before tax

	Year Ended December 31

	As restated (1)	As restated (1)
	2000	2001	2002

	£m	£m	£m

Pre-exceptional operating income after amortization of intangible assets	47.1	(76.0)	(71.0)
Net interest (expense)/income	(43.0)	35.8	10.1
Other finance income/ (expense)	10.1	(1.5)	(2.1)
Exceptional items charged to operating profit:
- Impairment of goodwill (see note 11)	—	(370.0)	(114.2)
- Restructuring costs	(62.6)	(74.0)	(30.0)
Exceptional items credited/(charged) to profit/(loss) before tax	2,081.5	(51.5)	(14.0)

Profit/(loss) before tax	2,033.1	(537.2)	(221.2)

     For a divisional reconciliation of pre-exceptional operating income to operating loss, see note 1 to our consolidated financial statements.

Year ended December 31, 2002 compared with year ended December 31, 2001

     In the following discussion, “operating profit” or “operating loss” refers to operating profit before amortization of intangible assets and exceptional items, as this is the measure that management uses in the day to day monitoring of the business. Amortization is not a cash charge and as such does not reflect underlying operational results. Amortization of intangible assets and exceptional items are discussed separately below. See previous tables and note 1 and 2 to our consolidated financial statements.

Net revenues, pre-exceptional operating income

     The Group’s continuing turnover fell by 14.7% from £930.5 million in 2001 to £793.4 million in 2002, and continuing operating profit fell by 20.6% from £81.7 million to £64.9 million. This decrease is principally attributable to the 51.7% fall in PRN Newswire’s operating profit. In 2002 the Group’s reported margin after £8.5 million of redundancy related restructuring costs fell to 8.2% (2001: 8.8%), with the second half margin of 7.2% showing growth on the 5% in the second half of 2001.

     There were no discontinued activities in 2002 (2001: losses of £20.1 million).

Professional Media

     Revenues in Professional Media decreased by 21.8% from £607.6 million in 2001 to £475.0 million in 2002. This decrease is attributable to a weakening in the U.S. high tech market and its consequent effects on brand and product advertising. Continuing operating profit before exceptional items and amortization of intangible assets increased by 35.6% from £21.9 million in 2001 to £29.7 million in 2002. This increase in operating profit reflects increased operating profit from CMP Asia primarily due to product launches and new exhibitions, and in CMP Information and UAP primarily due to cost restructuring.

     Cost savings mitigated most of the revenue reduction, and as a result, the business moved into operating profit in the fourth quarter. In 2002 CMP Media’s titles again significantly increased market share to 28.4% of ad page volumes compared with 24.9% in 2001. CMP Media defended yields, holding the decline to 6.2% despite a 30.4% volume decline in the market (as measured by “IMS/Auditor” statistics for the year ended December 31, 2002). Its revenues decreased by 31.9% from £370.4 million to £252.4 million. Operating losses increased by 20.5% from £7.8 million to £9.4 million.

     CMP Media’s Healthcare business achieved revenue growth of 3%, despite difficult market conditions, with a solid increase in demand during the second half of the year.

     Overall CMPi’s revenue declined by 13.3% to £113.4 million reflecting continuing pressure on advertising and the omission of discontinued operations and biennial events which were not held in 2002. Overall ad pages were down by 9 % however exhibition meterage (number of meters of space sold to exhibitors) was up 1%.

     CMP Information (CMPi) benefited from its business-wide initiative to improve profitability and operational efficiency. Profits increased by 84.1% to £12.7million, and margins more than doubled from 5.3% in 2001 to 11.2% in 2002.

     This improvement in profitability was achieved despite a reduction in general advertising and marketing spend in CMPi’s main markets. The music and medical markets saw a marked turndown in advertising. Conversely, the agriculture sector rebounded strongly following the foot & mouth crisis in 2001. Many of CMPi’s market-leading events registered improvements in performance such as the Interiors Event, the United Kingdom’s second largest exhibition; CphI, the pharmaceutical ingredients event; and IFSEC China, one of the world’s leading security shows.

     CMP Asia’s revenue increased by 4.3% from £49.0 million to £51.1 million in 2002 and operating profits by 2.2% from £13.4 million to £13.7 million. Margins held firm at 27%, despite the investment in new exhibition launches.

     CMP Asia’s excellent performance was achieved in the face of some challenging market conditions in the United States and generally poor conditions in the cruise ship and leather markets. The jewelry and beauty groups performed extremely well with record attendance in their prime shows.

     Kenko Sangyo Shimbun Inc’s (“KSS”) health events and publications have strengthened the Asian portfolio and promises an excellent base for growth in the key Japanese market. In 2002, CMP Asia launched nine new shows; three were in China. These new events generated over £2 million in revenues and are scheduled to run again in future years.

     United Advertising Publications (UAP) despite increased revenue of only 1.2% to £58.1million, achieved a very strong 35.1% increase in profit to £12.7million. Margins rose to 21.9% (2001: 16.4%).

     Every one of UAP’s titles recorded an increase in profits for the year, with Exchange & Mart, Daltons Weekly, Trader and Trade-it recording significant profit gains, despite a general decline in the advertising market. Increased circulation and market share was achieved by the two principal titles, Exchange & Mart and Dalton’s Weekly. The improvement in profit across the range of titles was helped by the substantial cost savings made by the business. These were achieved through outsourcing distribution operations, improved credit control, lower online expenditure and reduced in-house production costs.

     Auto Exchange, the free pick-up motoring publications, moved into profit for the year, after five years of investment.

News Distribution

     PRN’s revenues decreased 18% from £128.0 million in 2001 to £105.4 million in 2002, while continuing operating profits before exceptional items and amortization of intangible assets decreased 51.7% from £35.8 million to £17.3 million due to lower revenues and substantial investment in new products.

     Continuing weak markets in the United States, a sharp reduction in the number of listed companies and the low levels of mergers & acquisitions (M&A) and initial public offers (IPO) activity together with a wave of corporate scandals, made companies particularly publicity-averse. Customers traded down to PR Newswire’s lower cost distribution options leading to a 24% decline in the level of messages outbound from the United States. Some “discretionary” or non-regulatory products were particularly affected by general corporate cost cutting.

     In PR Newswire’s core U.S. distribution business, message volume was 11% below 2001 but average revenue per message was up 4% — boosted by the increased regulatory message length and volume following the Sarbanes-Oxley Act of 2002.

     Canada Newswire, although also suffering from a tough local economy, proved to be resilient and PR Newswire’s share from this joint venture held firm at U.S.$12million of revenue and U.S.$4.1 million of operating profit.

     Globally, including PR Newswire Europe, Canada Newswire and other PR Newswire business locations, PR Newswire’s market share is up 2.2% to 40.0%, with the fourth quarter alone being up 3.1%. In the United States, market share held firm at 52% of earnings release volumes.

     Revenue was boosted by the growth of new products such as MultiVu, and Online MediAtlas, although these were loss making as they are still in their start up period.

     PR Newswire Europe experienced similarly difficult market conditions. PR Newswire’s Disclose product has since its launch in April 2002, captured over 10% of all announcements issued and has signed up over 30% of FTSE 100 companies.

     We invested £7 million in new products which generated £6 million of revenue. The Online MediAtlas, was launched in the United Kingdom and United States during the year, as were the French, German and Spanish versions. MultiVu, the new division specializing in the production and distribution of video news releases and other multimedia content, contributed $5 million in revenues since May 2002. PR Newswire also strengthened its presence in the developing Chinese market by investing £3 million in the creation of the leading international corporate announcement distributor in China — Xinhua PR Newswire, the largest government-backed news agency.

Market Research

     Revenues at NOP World increased by 9.3% in 2002 from £194.9 million to £213.0 million and continuing operating profit before exceptional items and amortization of intangible assets decreased by 25.4% from £24.0 million to £17.9 million. Adjusting for the effects of acquisitions and foreign exchange, underlying revenue decreased by 10.6% and underlying profits decreased by 21%. The U.K. operations, U.S. continuous media and the automotive businesses performed strongly and contributed all of the profits in 2002. The healthcare and custom businesses in the United States experienced sharp downturns in revenue which has necessitated extensive cost reduction programmes.

     Margins fell from 12.3% in 2001 to 8.4% in 2002, primarily due to changing from traditional research methods to internet research which typically sells at a lower price. These margins should improve in time as more volume is processed through automated systems. A major new product in this arena is ScripDriver within the Market Measures/ Cozint (MMC) division, a marketing science product which not only quantifies sales and prescription data but analyzes that data and adds insight. ScripDriver was launched in early 2003.

     Although NOP U.K.’s revenues were in line with last year’s, profit increased due to strong revenue performances from the Business and Healthcare divisions and due to margin improvements in both Automotive and Mystery Shopping.

     Mediamark Research (MRI) improved revenue performance and profits and experienced success in renewing all of its multi-year contracts.

     RoperASW’s revenues were reduced by client budget pressures and competitive pricing. Profitability was diluted by the investment in new product introductions including the United States online Panel and LifeMatrix, a combined platform for brand strategy, marketing and media planning.

     Both Allison-Fisher (AFI) & NOP Auto U.S. achieved increased revenues and profits. AFI’s strong syndicated sales and new additional custom business drove topline growth. The opening of a new office in California boosted NOP Auto’s U.S. revenue. Operating profit for the year benefited from improved contribution margins and savings realized from overhead cost reduction. Automotive market research budgets will remain very tight, resulting in continued pricing pressure.

Amortization of intangible assets

     For the year ended December 31, 2002, the amortization of intangible assets (including the charge for amortization on associates and joint ventures), principally goodwill, resulted in charges of £135.9 million (2001: £137.6 million) before a £114.2 million (2001: £370.0 million) impairment charge as discussed below.

Impairment

     In 2002, UBM incurred a charge for goodwill impairment of £114.2 million (2001: £370.0 million). The charge has been made following a review of the goodwill across the Group in light of difficult market conditions. The impairment principally relates to three main businesses. Within NOP World, the Roper Starch business acquired in 2001 has experienced a weakening in the market in its custom business, and has failed to meet its business plan. In News Distribution, the United Kingdom and European businesses have also experienced reduced demand, and have incurred losses in 2002. The Cyperus business acquired in 2001 achieved profits significantly below plan and as a consequence an impairment was taken against its value. In Professional Media, CMP Media has seen continued difficult market conditions. The impairment charge of £114.2 million has been separately reported as an exceptional operating cost.

     Further details on the impairment charge are provided in note 11 to our consolidated financial statements. No benefit is recognized for uplifts in goodwill value elsewhere in the Group.

Exceptional Items

     In 2002, exceptional items charged to operating income included the following:

Year ended December 31, 2002
£m

Continuing operations
Costs relating to prior year disposals	(14.0)
Provision for surplus property	(30.0)
Goodwill impairment	(114.2)

(158.2)

     During 2002, UBM settled an outstanding legal claim relating to the planned merger with Carlton Communications plc in 2000 and the subsequent sale of the Group’s television businesses. The exceptional cost of this claim to the Group net of associated receivables amounted to £14.0 million.

     Exceptional items also include a £30 million provision for vacant space arising from reduced property needs following restructuring which resulted in a headcount reduction of approximately 1,400 staff in 2001 in both the UK and US. In addition, included in exceptional is £114.2 million of goodwill impairment as described above.

Interest

     Group interest income for the year was £10.1 million, decreasing from a Group net interest income of £36.4 million in 2001. The reduction in interest receivable in 2002 is as a result of the return of £1.25 billion cash to shareholders in April 2001. Further details on the return of cash to shareholders is provided in note 23 to our consolidated financial statements.

Tax

     Tax on operating profit before exceptional items and amortization of intangible assets for 2002 was £16.0 million (2001: £25.0 million), an effective rate of 21.9% compared to 25.8% in the previous year. The decrease is due to a lower proportion of U.S. based operating profits, which are taxed at a higher rate.

Loss for Financial Period

     The loss before taxation after exceptional items was £221.2 million in 2002 compared to a loss of £537.2 million in 2001. Losses in 2001 included exceptional losses on disposal and closure of £51.5 million and exceptional items charged to operating income of £444.0 million. Losses in 2002 included exceptional items charged to operating income of £158.2 million, discussed above.

     Net loss decreased from a loss of £564.2 million in 2001 to a loss of £239.0 million in 2002.

     The Group’s operating profit before taxes, amortization of intangible assets and exceptional items, increased by 5% to £64.9 million in 2002 (2001: £61.6 million). The reconciliation to the reported loss before tax is as follows:

		Year ended December 31

		2001	2002

		£m	£m
Operating profit before amortization of intangible assets and exceptional items		61.6	64.9
Net interest income and other finance (expense) — including share of associates and joint ventures		34.3	8.0
Amortization of goodwill		(137.6)	(135.9)
Exceptional items — charged to operating loss	— impairment of goodwill	(370.0)	(114.2)
	— other	(74.0)	(30.0)
Exceptional items — charged to loss before tax		(51.5)	(14.0)

Loss before taxes		(537.2)	(221.2)

     Earnings per share before amortization of intangible assets and exceptional items reduced from 17.9p to 16.5p. Basic loss per share after amortization of intangible assets and exceptional items decreased from (146.3)p to (71.6)p.

Year ended December 31, 2001 compared with year ended December 31, 2000

Net revenues, pre-exceptional operating income

     The Group’s continuing turnover fell by 11.3% from £1,049.3 million in 2000 to £930.5 million in 2001, and operating profit from continuing operations fell by 47.8% from £156.4 million to £81.7 million. This decrease is principally attributable to the 28.7% fall in CMP Media’s revenues in the United States. This led to a reduction in operating profits despite continued growth from the Market Research and News Distribution business. The Group instituted cost cutting measures and reviewed its product portfolio in response.

     The operating profit figures referred to above are the continuing operating profits before exceptional items and amortization of intangible assets, which primarily consists of goodwill. Losses on discontinued activities amounted to £20.1 million in 2001, giving a Group operating profit of £61.6 million, compared to £233.7 million in 2000.

Professional Media

     Revenues in Professional Media decreased by 19.6% from £755.8 million in 2000 to £607.6 million in 2001. This decrease is attributable to a weakening in the U.S. high tech market and its consequent effects on brand and product advertising. Continuing operating profit decreased by 77.8% from £98.7 million in 2000 to £21.9 million in 2001. This decrease is attributable to the same factors underlying the decrease in revenues.

     CMP Media’s performance, despite increasing its market share from 24.4% in 2000 to 27.7% in 2001, reflected the 37.9% decline in the U.S. technology market (as measured by “IMS/Auditor” statistics for the year ended December 31, 2001). Its revenues decreased by 29.2% from £523.5 million to £370.4 million. The result was a reduction in operating profit from £71.4 million to £(7.8) million. CMP Media responded to this market downturn by reducing costs, rationalizing online businesses and closing titles. As a result of these measures, the cost base of CMP Media was reduced by over £80 million against 2000; this improvement to operational gearing is expected to bring significant benefits when market growth returns.

     CMP Asia produced a strong performance with revenue increasing by 20.4% from £40.7 million to £49.0 million. Operating profits increased slightly by 7.2% from £12.5 million to £13.4 million. After adjusting for the impact of acquisitions, disposals and exchange, underlying profits in CMP Asia grew by 11.8% and underlying revenues grew by 17.1%. This growth is principally attributable to an improvement in jewelry fairs, the cruise and shipping groups and the transfer of the HBA beauty fair from CMP Media. All events in these sectors improved compared to 2000, with a number reaching new records for exhibitor space and visitors. The Sinoexpo joint venture in China also performed well.

     CMPi revenues overall were flat due to the weakening of the publishing markets which led to a fall in both advertising pages and yields. The performance of CMPi benefited from the restructuring during the year producing a second-half profit of £6.4 million, well ahead of the first half £0.4 million. However, overall operating profit fell by 3% to £6.9 million. The CMPi markets most affected were in the United Kingdom following the foot and mouth crisis; music and entertainment technology, particularly in the United States; and the travel portfolio. The ingredients, fire and security businesses performed well.

     The performance of United Advertising Publications reflected both the slowdown in automotive advertising for Exchange & Mart and a good performance from its other titles. Revenue decreased from £61.1 million in 2000 to £57.4 million in 2001 however operating profits increased from £8.1 million to £9.4 million over the same period.

News Distribution

     PRN’s revenues decreased marginally from £131.4 million in 2000 to £128.0 million in 2001 but operating profits decreased from £37.6 million to £35.8 million due to a substantial investment in U.S. product innovation, the development of European infrastructure and preparation for the deregulation of the market for news releases that are required under government regulations or regulatory news services in the United Kingdom.

     PRN’s performance varied by geography. In the United States, pre-online revenues increased marginally from £106.9 million to £110.6 million, while operating profit before online decreased marginally from £35.3 million to £34.7 million. This performance is attributable to the weakness of the U.S. economy and the effects of September 11th. The revenue from regulatory new services and our added value services, such as ProfNet and eWatch, showed good growth. Discretionary message volumes fell by over 35% against 2000, principally due to lower levels of activity in the markets for public offerings and mergers and acquisitions.

     The European and Asian operations had pre-online revenues of £14.9 million and operating profit before online of £0.4 million, compared to £14.7 million and £5.4 million in 2000, reflecting start up costs in these markets and a decline in corporate activity and acquisitions.

Market Research

     NOP produced satisfactory results despite experiencing a slowdown after September 11th. Revenue increased by 20.2% from £162.1 million to £194.9 million and profit increased by 19.4% from £20.1 million to £24.0 million. Acquisitions contributed £22.7 million of revenue and £3.3 million of profits before goodwill amortization, with the remainder of the revenue and profit increase attributable to strong performance by the division’s innovative products such as Fastape and new preferred supplier contracts with leading pharmaceutical groups. The performance by geography was mixed, with the U.S. performing better than the rest of the world, while U.K. profits decreased due to a slowdown in technology and consumer work. Margins fell from 13.9% in 2000 to 12.2% in 2001, partly due to the business’s mixed performance geographically but also as a consequence of increasingly competitive markets.

Online

     The majority of the online businesses were either integrated into their offline counterparts or closed down. This, coupled with significant cost reductions resulted in online losses included within continuing operations improving from £32.1 million to £21.1 million.

Amortization of intangible assets

     For the years ended December 31, 2001 and 2000, the amortization of intangible assets (including the charge for amortization in associates and joint ventures), principally relating to goodwill, resulted in charges of £137.6 million (before the £370 million impairment charge discussed below) and £186.6 million, respectively. The reduction in the charge in 2001 resulted from the disposal of businesses in 2000.

Impairment

     The downturn in several markets including advertising has resulted in numerous companies reporting impaired assets. The current market conditions, which caused CMP Media operating profits in 2001 to be substantially below those of 2000 coupled with a difficult forecasting environment, have resulted in the Group adopting a prudent approach in respect of impairment. Furthermore, we are no longer pursuing independent online business activities and have substantially scaled back our plans. As a consequence, we have impaired our goodwill assets by £370 million all of which relates to our Professional Media businesses. Further details on the impairment charge are provided in notes 6 and 11 to our consolidated financial statements. No benefit is recognized for uplifts in goodwill value elsewhere in the Group.

Exceptional Items

     In 2001, exceptional items charged to operating income included the following:

Year ended December 31
£m

Continuing operations
Costs of integration of acquired businesses	(5.1)
Group Process Review costs	(9.0)
Other restructuring costs	(59.9)
Goodwill impairment	(370.0)

(444.0)

     Costs of £5.1m arose on the integration of businesses acquired during the year, principally in respect of Roper Starch and Allison-Fisher.

     During 2001, we implemented the final aspects of the Group Process Review, which is focused on reducing costs across the Group in order to improve margins and to provide additional funds for investment in core businesses. The costs of the remaining Group Process Review projects in 2001 were £9.0 million, principally relating to systems and infrastructure projects within PR Newswire and CMPi. As all Group Process Review projects have now been completed we do not expect to incur additional costs associated with them.

     The Group has undertaken extensive cost reduction measures across our businesses in response to revenue pressures, with total associated costs of £59.9 million in 2001. We have reduced headcount by over 1,400 staff, and the savings realized are expected to give a full year benefit in 2002 of £110 million. The key areas of cost are the redundancy costs incurred in achieving reductions in headcount, together with the provision for vacant space costs arising from reduced property needs.

     In addition to the above, losses on disposal and closure for discontinued businesses totalled £51.5 million, which related principally to online activities. During 2001, we effectively exited the U.K. online activities within CMPi. The loss includes the write-off of a number of investments, including our shareholding in Creative Planet, and is stated net of the profit of £19.5 million on the sale of LineOne.

Interest

     Group interest income for the year was £35.8 million, increasing from a Group net interest expense of £43.0 million in 2000, largely as a consequence of the £1.25 billion we had on deposit from the Granada Media transaction prior to the return of this cash to shareholders in April 2001. Further details on the return of cash to shareholders are provided in note 23 to our consolidated financial statements.

Tax

     Tax on operating profit before exceptional items and amortization of intangible assets for 2001 was £25.0 million (2000: £49.6 million), an effective rate of 25.8% compared to 25.4% in the previous year.

Loss/ profit for Financial Period

     The loss before taxation after exceptional items was £537.2 million in 2001 compared to a profit before tax of £2,033.1 million in 2000. Profit before tax in 2000 included profit on the sale of businesses of £2,081.5 million and exceptional items charged to operating income of £62.6 million. Loss in 2001 included exceptional losses on disposal and closure of £51.5 million and exceptional items charged to operating income of £444.0 million, discussed above.

     Profit for the financial year decreased from £1,773.1 million in 2000 to a loss of £564.2 million in 2001.

     The Group’s operating profit before amortization of intangible assets and exceptional items, decreased by 74% to £61.6 million in 2001 (2000: £233.7 million). The reconciliation to the reported operating profits before tax is as follows:

		As restated	As restated
		2000	2001

		£m	£m
Operating profit before amortization of intangible assets and exceptional items		233.7	61.6
Net interest (expense)/ income and finance (expense) — including share of associates and joint ventures		(32.9)	34.3
Amortization of goodwill		(186.6)	(137.6)
Exceptional items — charged to operating profit/ (loss)	— impairment of goodwill	—	(370.0)
	— other	(62.6)	(74.0)
Exceptional items — credited/ (charged) to operating profit before tax		2,081.5	(51.5)

Profit/ (loss) before taxes		2,033.1	(537.2)

     Earnings per share before amortization of intangible assets and exceptional items reduced from 28.4p to 17.9p. Basic earnings per share decreased from 353.7p to a loss per share of (146.3)p.

B. LIQUIDITY AND CAPITAL RESOURCES

Cash Flow in 2002

     Net cash inflow from operating activities was £55.5 million compared with £14.7 million in 2001 (2000: £112.0 million).

     Net capital expenditure of £10.9 million (2001: £31.7 million; 2000: 39.0 million) was significantly less than depreciation of £23.2 million (2001: £23.3 million; 2000: £39.6 million) and reflected the tight control of all aspects of expenditure in 2002, coupled with increased emphasis on organic investments, where investment is primarily in people and is consequently expensed rather than capitalized. In 2001 and 2000 net capital expenditure was in excess of depreciation due to investment in new systems and product innovation to support business growth. Working capital inflow in 2002 was £16.3 million (2001: outflow of £(0.1) million; 2000: outflow of £(89.4) million) (comprising movement in stocks, debtors and creditors) reflecting a strong performance in all divisions in 2002, for example debtor days is at an all time low in NOP at 55 and in UAP at 46.

     Cash outflows in 2002 include £8.2 million (2001: £71.4 million; 2000: £61.4 million) of additional shareholder funding for five (Channel 5 Television Group Limited formerly known as Channel 5), significantly less than planned due to its much improved financial performance. PRN invested £3.0 million in establishing a commercial relationship with Xinhua in China. There were no acquisitions in 2002 although there was £19 million paid in relation to disposals from previous years. Cash outflows in 2001 included £131.8 million of expenditure on acquisitions, primarily in Market Research, and £71.4 million of additional shareholder funding for five. This included £38.9 million to refinance five’s third party banking arrangements. Cash inflow in 2000 included £3,167.1 million of disposal proceeds from the sale of United Advertising Periodicals, Inc, certain television businesses and Express Newspapers, Visual Communications Group, Miller Freeman Europe and certain Miller Freeman businesses in the US (all part of Professional Media), net of £145.7 million of investment including £61.4 million of increased investment in five.

     We received a tax cash inflow in 2002 of £15.3 million (2001: outflow of £4.1 million; 2000: outflow of £81.6 million), reflecting the reclaiming of tax from previous years and utilization of tax losses. We also had outflows in 2002 in relation to our property provisions of £14.9 million (2001: £3.8 million; 2000: £nil) and in relation to our 2001 restructuring costs of £20.2 million (2001: £19.0 million; 2000: £nil). Cash benefited from the exchange impact on our net U.S. dollar borrowings by £24 million (2001: reduction of £11.3 million; 2000: reduction of £65.9 million). Dividends of £14.4 million were paid including £0.9 million in respect of B share dividends (2001: £417.8 million including £324.6 million of B share dividends; 2000: £111.4 million including £nil B share dividends). Overall cash increased by £44.2 million during the year (2001: decrease of £1,503.7 million; 2000: increase of £2,857.7 million). Net cash at December 31, 2002 was £93.5 million (2001: £49.3 million; 2000: £1,553.0 million), comprising £693.0 million of cash (2001: £948.2 million; 2000: £2,184.6 million) and £599.5 million of debt (2001: £898.9 million; 2000: £631.6 million); furthermore we have undrawn committed banking facilities of £500 million.

     During the year ended 31 December 2002, we repurchased 2,934,255 of B shares for consideration and costs of £7.4 million. During 2001, we returned £1.25 billion of cash to shareholders through the B share agreement. At 31 December 2002, 7,546,387 B shares remained in issue at the year-end. The Company intends to purchase its own shares in the market from time to time under the existing authority granted by shareholders.

     Having reviewed the Group’s liquid resources, borrowing facilities and cash flow forecast, the directors believe that the Group has sufficient working capital to fund its present requirements.

     We remain firmly committed to our strategy of patiently building shareholder value through improvements in operational performance, investment in new products, acquisitions and market share gains.

Treasury and Finance

     The Group’s central treasury function is principally concerned with managing internal and external funding requirements, the monitoring of working capital and management of key financial market risks. Its activities are carried out in accordance with policies approved by the board and are subject to regular review and audit. Contracts are entered into with approved counterparties and not on a speculative basis. The Group borrows centrally on behalf of its subsidiaries to maximize flexibility and minimize price. A variety of different funding sources have been used, including syndicated bank facilities, private placements and the public debt markets. In 2002 no new debt was issued but the Group exercised its option to redeem its £180 million convertible bond for par in January 2002.

     Foreign currency transaction exposures are covered as they arise using forward foreign exchange contracts. There are no material contracts outstanding at the end of 2002. We do not hedge profit translation exposures, as these are accounting rather than cash exposures. However, as shown below, foreign currency borrowings are used where appropriate to provide an economic hedge against investment in overseas territories.

     Interest rate exposure is managed by using fixed rate borrowings and financial instruments such as interest swaps. These instruments allow the Group to select its preferred level of fixed rate net debt. To maximize flexibility the guidelines issued by the board do not stipulate that a minimum proportion of net debt must be at a fixed interest rate. Cash is invested with the emphasis on preservation of capital, with limits for individual counterparties based on credit ratings and liquidity.

Financing

     The Group had access to funds from the following in 2002:

–	£500 million revolving credit facility, a syndicate of relationship banks is obliged to provide these funds until August 2006. The drawn margin on this facility is 45 basis points, and there are no net assets or gearing covenants. The interest cover covenant (ratio of operating profits to net interest paid) is three times. This facility was undrawn at December 31, 2002.

–	$400 million convertible bond — On December 19, 2001 United Business Media (Jersey) Limited, a wholly owned subsidiary of the Company, issued a 5 year 2.375% convertible bond, primarily to refinance the Company’s existing £180 million 6.125% subordinated convertible bonds. The remaining net proceeds were used for general corporate purposes in 2001 and 2002, including the refinancing of previous acquisitions.

The fixed annual coupon interest rate on the $400 million bond is 2.375% payable semi-annually and the bonds are convertible into preference shares of United Business Media (Jersey) Limited at any time on or after March 19, 2002 and at any time up to the seventh calendar day before the date fixed for redemption. The preference shares will, in turn, be exchangeable immediately for ordinary shares in the Company.

United Business Media (Jersey) Limited may redeem all the bonds at their principal amount, together with accrued interest:

-	at any time after December 19, 2004 if the market price per ordinary share on each of the dealing days in any period of 30 days ending not earlier than 14 days prior to the giving of the notice of redemption has been at least 130% of the Exchange Price on such dealing day; or

-	at any time if 85% or more of the aggregate principal amount of the bonds originally issued shall have been previously purchased and cancelled, redeemed or converted.

The existing £180 million 6.125% subordinated convertible bonds were called on December 27, 2001 and repaid at par plus accrued interest on January 28, 2002.

Interest Rate Management

     The Group has two $250 million U.S.$ bonds, one repayable in July 2004, the other in July 2009, with coupon rates at 7.25% and 7.75% respectively. In addition, there is a $125 million U.S.$ private placement with a 8.04% coupon redeemable in September 2004. To reduce the interest cost of the debt, the Group entered into a number of transactions. UBM repurchased $75 million of its bonds, invested in $205 million of credit linked notes and entered into $1,000 million of interest rate swaps. These transactions which are detailed in note 21 to our consolidated financial statements, had the effect of reducing interest costs by around £20 million in 2002 and will result in further savings in 2003 and beyond. The Group also entered into £50 million of sterling swaps in 2002 and £170 million in early 2003 to reduce its exposure to a reduction in sterling interest rates.

     Our long term credit rating is investment grade with a Standard & Poor’s rating of BBB and Moody’s Baa2 with stable outlook.

Capital expenditure commitments and contingent liabilities

     Capital expenditure contracted for but not provided in the financial statements amounts to £0.2 million (2001: £0.5 million; 2000: £7.4 million). For additional information regarding capital expenditure, see Item 4.A. under “Capital Expenditure”.

     The Company acts as guarantor over a net overdraft facility of £70 million and a foreign exchange line of £50 million that are available to subsidiary undertakings. The Company also acts as guarantor over the fixed interest payable on interest rate swaps taken out by a subsidiary undertaking.

     On June 26, 2001, Allison-Fisher, a U.S. market research company specializing in the automotive industry was acquired for an initial consideration of $45.0 million. The consideration payable is subject to an earn out arrangement. If certain operating profit targets over the period from acquisition until June 30, 2004 are met, maximum consideration of up to an additional $33.0 million may be payable. This has not been accrued in the financial statements, as current estimates are that these targets will not be achieved.

     The following summarizes UBM’s contractual cash obligations and commitments at December 31, 2002, and the effect such obligations are expected to have on liquidity and cash flows in future periods:

	Year ended December 31

		Other
		financial	Operating
	Debt	liabilities	Leases	Total
	2002	2002	2002	2002
	£m	£m	£'m	£m

Payment period:
Within 1 year, or on demand	16.0	14.4	33.3	63.7
Between 1 and 2 years	225.4	21.4	31.9	278.7
Between 2 and 5 years	245.0	18.2	86.3	349.5
Over 5 years	113.1	108.7	123.4	345.2

Total	599.5	162.7	274.9	1,037.1

     See note 21 to our consolidated financial statements and the section “Treasury and Finance” above for further details of the debt and other financial liabilities included above.

C. RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

     Research and development costs are not significant and are expensed as incurred.

D. TREND INFORMATION

The following is the text from a statement that was released on February 28, 2003 at the Company’s preliminary results announcements for the year ended December 31, 2002:

Clive Hollick, Chief Executive of United Business Media, said:

CURRENT TRADING AND OUTLOOK

     “Trading conditions continue to be tough in 2003. In the first two months of 2003 professional publishing revenues are in line with recent trends. PR Newswire’s revenue continues to be adversely affected by the uncertain state of financial markets. In the United Kingdom, NOP has made a good start and in the United States our continuous research businesses are well set to make further progress. Revenues in the healthcare and ad hoc businesses remain under pressure.

     “The outlook for revenue has however been clouded by growing corporate uncertainty in the face of geopolitical concerns. Against this difficult background we will strive to manage our cost base in line with actual revenues.

     “In 2003 we are targeting – in the absence of a sharp decline in revenues - an improvement in the Group margin from 8.2% in 2002 to around 10%.

     “Professional publishing margins should benefit from the turnaround to profit at CMP Media in the United States and the benefits of the extensive restructuring at CMPi and UAP in the United Kingdom. PR Newswire continues to take action to reduce costs in the face of the current weakness in revenues. The strength of our continuous market research business in the United States, a resilient United Kingdom business and the actions being taken to reduce costs in the United States ad hoc business should improve market research margins.

     “We will continue to build, and at the right time realise, the value of our investment portfolio. five is on course to make further gains in advertising share and to break into profit in 2003.

     “We are monitoring opportunities to strengthen our core businesses through organic investment and attractively priced strategic acquisitions which meet our demanding financial criteria.

     “The Company intends to purchase its shares in the market from time to time under the existing authority granted by shareholders at the 2001 AGM.”

     “We remain firmly committed to our strategy of patiently building shareholder value through improvements in operational performance, investment in new products and sensibly priced acquisitions and market share gains.”

The following is the text from a statement that was released on May 15, 2003 at the Company’s annual general meeting:

     Speaking at the United Business Media annual general meeting today, the Chairman, Geoff Unwin said:

     “United has made a solid start to the year.

     “Trading in the UK has generally been good with increased profit and improving margins. UAP and CMP Information are making further margin gains and NOP UK has achieved a 3% growth in order intake.

     “In the US, CMP Media and PR Newswire have broadly held the volume levels of the second half of last year, maintained a strong position on yields and continued to build market share. Following the substantial and ongoing restructuring of the cost base, margins at PR Newswire are improving on the second half of 2002 and CMP Media is on course to resume profitability this year. After a slow start to the year NOP ‘s order intake in the US is picking up but in the aggregate is a little behind last year’s total. Bookings at NOP’s US syndicated auto and media businesses are growing steadily, and the benefits of restructuring should ensure a return to full year profitability in healthcare and custom research.

     “The promise of another good trading year at CMP Asia has been overshadowed by the SARS outbreak. The outbreak has brought considerable uncertainty to the near term trading prospects in Hong Kong and we estimate that earnings of up to £8 million could be at risk in the first half of the year. The Company is working with its insurers to mitigate this shortfall. We are confident that the long term strength and growth prospects of this business will be maintained.

     “With the exception of the current SARS effects our businesses are experiencing a more stable environment than in the last two tumultuous years.”

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. DIRECTORS AND SENIOR MANAGEMENT

     The following table sets forth certain information with respect to the directors and executive officers of UBM who served during 2002

Year ended December 31

Name	Date of Birth	Title	Resignation Date

Clive Hollick	May 20, 1945	Group Chief Executive
Sir Ronald Hampel	May 31, 1932	Chairman	November 5, 2002
Charles Gregson	June 7, 1947	Executive Director
Nigel Wilson	November 17, 1956	Chief Financial Officer
Malcolm Wall	July 24, 1956	Chief Operating Officer
John Botts	January 19, 1941	Non-executive Director
Christopher Powell	October 4, 1943	Non-executive Director
Geoffrey Unwin	August 9, 1942	Chairman (appointed on November 5, 2002)
Fields Wicker-Miurin	July 30, 1958	Non-executive Director
Adair Turner	October 5, 1955	Non-executive Director
Jonathan Newcomb	June 12, 1946	Non-executive Director

     Geoffrey Unwin was appointed a non-executive director in 1996. He was a director of MAI plc from 1995. He was chief executive officer of Cap Gemini Ernst & Young, one of the largest management and IT consulting firms in the world, until January 2002 and remains a non-voting member on the board of that company. He is deputy chairman and chairman elect of Halma plc, a leading safety and environmental technology group, and chairman of 3G Lab. He was chairman of the audit committee until November 5, 2002 and was appointed Chairman of UBM following the retirement of Sir Ronald Hampel on November 5, 2002. He chairs the nomination committee and is also a member of the audit and remuneration committees.

     Sir Ronald Hampel was appointed to the board as chairman in 1999, having spent most of his career with ICI where he was CEO from 1993-95 and chairman from 1995-99. He chaired the committee on corporate governance from 1996-98. He is a non-executive director of the All England Lawn Tennis Club. He also holds an advisory directorship of Teijin (Japan). He resigned the position of chairman on November 5, 2002.

     Clive Hollick was appointed to the board as Group chief executive in 1996 following the merger with MAI plc. Prior to that he was group managing director of MAI plc, having joined the board of that company in 1974. He is a non-executive director of Diageo plc and in February 2002 was appointed Chairman of the South Bank Centre. Previous board appointments include directorships of Hambros Bank Limited (1973-1996), National Bus Company (1984–1991), Logica plc (1987-1992), British Aerospace plc (1992-1997) and TRW Inc (1999-2002). He is a member of the nomination committee.

     Charles Gregson was appointed to the board in 1996. He is responsible for the Group’s consumer publishing businesses and investments. He joined MAI plc in 1974 as group solicitor and became a director of that company in 1984. He is chairman of ICAP plc and deputy chairman of Provident Financial plc.

     Nigel Wilson was appointed to the board as chief financial officer on August 1, 2001. Prior to that he was group finance director of Viridian Group plc from 1996 to 2000, and became managing director of Viridian Capital in 2000. Previous appointments include group finance director of Waste Management International plc, head of corporate finance and corporate director at Dixons Group plc, managing director of Stanhope Properties plc and a consultant at McKinsey.

     Malcolm Wall joined the Group in 1992 as deputy chief executive of Meridian Broadcasting and subsequently became chief executive of United Broadcasting and Entertainment, with responsibility for all the Group’s television assets. He became chief operating officer of UBM in November 2000 and was appointed to the board on January 1, 2001. He is also a non-executive director of five.

     John Botts was appointed to the board in 1997. He is chairman of Botts & Company Limited, a London based funds management and investment company which concentrates on private equity investing in Europe. Other directorships include Euromoney Institutional Investor PLC and Amerindo Internet Fund PLC. He is chairman of the remuneration committee and the senior independent non-executive director. He is also a member of the nomination committee and the audit committee.

     Christopher Powell was appointed to the board in 1996. He was a director of MAI plc from 1995. He is chairman of BMP DDB, one of Britain’s largest advertising agencies, of which he was co-founder, and is a past president of the Institute of Practitioners in Advertising. He also chairs a National Health Service Authority and serves on the boards of an arts body and an international health charity. He is a member of the remuneration committee.

     Fields Wicker-Miurin was appointed to the board in 1998. She is an executive director of Leaders Quest, an international business that works with leaders from all sectors of business and society to build leadership skills. She was previously chief operating officer of Vesta Capital Group Limited, and finance director at the London Stock Exchange. She is also a non-executive director of Savills plc, the Royal London Group and Carnegie, a Nordic investment bank. She serves on the Nasdaq Technology Advisory Committee and is chair of the DTI’s investment committee. She is a member of the remuneration committee.

     Adair Turner was appointed to the board in 2000. He was previously director general of the Confederation of British Industry and prior to that, a director of McKinsey & Co. He is vice-chairman of Merrill Lynch Europe and a visiting professor at the London School of Economics. In December 2002 he was appointed by the U.K. Government to chair an independent commission on pensions. He succeeded Geoff Unwin as chairman of the audit committee in November 2002. He is also a member of the remuneration committee.

     Jonathan Newcomb was appointed to the board on September 27, 2001. He was chairman and CEO of Simon & Schuster, one of the world’s largest book publishers, from 1994 to 2002, having been president and chief operating officer from 1991. In February 2002 he joined the New York based private equity firm of Leeds Weld & Co as a principal. Previous employment included McGraw Hill (where he was responsible for Standard & Poor’s and Data Resources) and Dun & Bradstreet. He is also a director of HSBC North America. He is a member of the remuneration committee and the audit committee.

B. COMPENSATION

     The following table sets forth the aggregate salary, bonus and other compensation of directors and executive officers for the year ended December 31. Remuneration below does not include stock options which may have been granted to certain of the directors. Information on shares and options is provided under “Share Ownership” below.

Table of Individual Directors’ Remuneration

	Year ended December 31

						Total	Total
	Basic salary	Fees (7)	Benefits (1)	Bonus (2)	Compensation	2002	2001
	£	£	£	£	£	£	£

Directors
Clive Hollick	668,367		17,850			686,217	686,217
Charles Gregson (6)	292,633		13,633	138,960		445,226	280,360
Nigel Wilson (5)	310,000		13,261	68,200		391,461	134,662
Malcolm Wall (5)	325,000		11,958	68,250		405,208	395,435
Geoffrey Unwin (4)		64,685				64,685	40,000
John Botts		40,000				40,000	40,000
Jonathan Newcomb (5)		35,000				35,000	9,134
Christopher Powell		35,000				35,000	35,000
Adair Turner		35,795				35,795	35,000
Fields Wicker-Miurin		35,000				35,000	35,000

Former directors
Sir Ronald Hampel (3)		169,444			82,108	251,552	200,000

Total	1,596,000	414,924	56,702	275,410	82,108	2,425,144	1,890,808

(1)	Benefits are non-pensionable car and benefit cash allowances and/or benefits in kind provided by the Company.

(2)	Part or all of the bonus can be sacrificed to the UBM Senior Executive Equity Participation Plan, or SEEPP, as described in Item 6.E. Share Ownership – Directors’ Interests in long term incentive schemes.

(3)	Sir Ronald Hampel ceased to be chairman with effect from November 5, 2002 and the above table reflects his remuneration up to that date. He continued to receive fees in accordance with the Company’s obligations in the terms of his appointment for the remainder of his notice period which would otherwise have expired on March 27, 2003. The figure of £82,108 in the table above comprises the amount of such fees and the value of secretarial services provided; £51,552 of this amount has been paid in 2003. With effect from October 1, 2000, 50% of the fees otherwise payable to Sir Ronald Hampel were provided to him in the form of a provisional allocation of ordinary shares in the Company to which he became entitled, subject to certain conditions, on his retirement from the board. The cash equivalent of these provisional allocations of shares was reported as part of Sir Ronald’s remuneration for the periods in question. He became unconditionally entitled to receive the shares on November 5, 2002.

(4)	Geoffrey Unwin’s fees increased with effect from November 5, 2002, when he succeeded Sir Ronald Hampel as chairman. Adair Turner’s fees increased from the same date, when he became chairman of the audit committee. These increases are reflected in the fees column.

(5)	Malcolm Wall was appointed as a director on January 1, 2001, Nigel Wilson on August 1, 2001 and Jonathan Newcomb on September 27, 2001. The comparative table shows remuneration paid to them during 2001 with effect from their respective dates of appointment.

(6)	The Company receives a contribution from ICAP plc in consideration for making available Charles Gregson’s services as chairman of that company. His remuneration shown in the table above reflects the amounts payable by UBM.

(7)	Non-executive directors’ fees include an element payable in the form of UBM Shares, as described in “Item 6.C. board Practices — Policy on remuneration of non-executive directors”. The cash element of Christopher Powell’s fee is paid to BMP DDB Limited, while that of John Botts is paid to Botts & Company Limited.

Base Salary and Benefits

     Base salary for each director is determined annually with effect from January 1. The Company regularly participates in executive remuneration surveys that provide information on the practice of other major public companies to measure the competitiveness of the directors’ base salaries. In addition to measurement against competitive market data, factors such as inflation, the individual’s responsibilities, the Company’s performance and the salary policy throughout the Group as a whole are taken into account when determining basic salary levels. No increases were made for executive directors during 2002, nor have any been made in 2003, thus leaving directors’ base salary levels unchanged since January 1, 2001. Benefits comprise non-pensionable car and cash benefit allowances.

Annual Bonus

     The executive directors and other senior executives are eligible for an annual bonus dependent on the achievement of qualitative and quantitative targets that are set by the committee at the beginning of the year. Targets customarily include a combination of factors that recognize both company performance and individual objectives. The annual bonus is normally capped at 60% of base salary, with the full bonus becoming payable only if targets are substantially exceeded. Bonuses earned are paid in cash or may be invested in the Company’s Senior Executive Equity Participation Plan (“SEEPP”), which is described below.

Share Ownership

     Of the total number of options to subscribe for Ordinary Shares outstanding at December 31, 2002, 3,713,105 options were held by directors and executive officers of UBM, including 9,248 options under the SAYE Schemes and 3,703,857 options under the Executive Schemes (each as described below). Certain information concerning options, excluding the shares transferable under the SEEPP and LTIP schemes (each as described below), held by directors and executive officers of UBM at December 31, 2002 is set forth below:

	Year ended December 31

	Number of Ordinary	Number of Ordinary
	Shares over which	Shares over which	Number of Ordinary
	options were	options were	Shares
	exercised/ lapsed	granted during the	issuable upon
Name of director or officer	during the year	year	exercise

Charles Gregson	117,791	252,754	756,261
Clive Hollick	115,200	500,790	1,643,257
Malcolm Wall	—	250,000	705,587
Nigel Wilson	—	250,000	608,000

Total	232,991	1,253,544	3,713,105

     Certain information concerning options and shares granted during the year and held by directors and executive officers of UBM at December 31, 2002 is set out below:

					As at December 31, 2002

	Bonus		Ordinary		Ordinary Shares/	B Shares/
	sacrificed (£)	Price(p)	Shares/ options	Exercise period	options held	options held

Charles Gregson(1)	15,450	561.9	5,500	04.16.06 - 04.16.12	137,641	70,053

(1)	The director gave up a cash bonus that would otherwise have been receivable by him in order to receive awards under the SEEPP Scheme. The bonus was paid to the director’s funded unapproved retirement benefit scheme, or FURBS, and used by the FURBS Trustees to purchase shares from the SEEPP Trustees. A matching award was granted over an equal number of shares. The table shows the total bonus shares and matching awards.

     Executive directors previously participated in a long-term incentive plan based on Group performance over three year cycles. Following a review of its long-term incentive arrangements, the Company decided to discontinue this plan and to replace it with a new executive share option scheme in which both executive directors and selected employees of the Group are entitled to participate. The last awards under the LTIP were made in 2000.

Pension Entitlement

     The table below shows the amount of the pension entitlement accrued during the year for Clive Hollick and Charles Gregson, who both participated in a defined benefit scheme.

Defined benefits

     Members of the United Pension Plan receive increases on their pensions in payments of 5% per annum or that year’s Retail Price Index (RPI), if less, for all pensionable service. The widow’s pension for the two executive directors is two thirds of their pension.

     Clive Hollick and Charles Gregson are members of the executive tier of the United Pension Plan (formerly called the MAI Pension Scheme), which is an approved defined benefit scheme. The Company meets the full cost of the benefits. Normal retirement age is 60 and the pension entitlement is two thirds of final “Pensionable Salary”, which is the annual average of the best three consecutive Pensionable Salaries in the last ten years.

     Under historical contracts the definition of Pensionable Salary for Clive Hollick and Charles Gregson included bonuses. Under Clive Hollick’s new contract any bonus paid after April 5, 2001 is not pensionable; this means that if he remains in office until normal retirement age of 60 (May 20, 2005) he will receive his already earned pension of £726,000 per annum. If he retires earlier this entitlement will be reduced pro rata on a sliding scale. The pension would normally also be subject to a discount if drawn prior to normal retirement date. If Clive Hollick’s service were terminated by the Company following a change of control he would be entitled to receive the pension of £726,000 per annum, reduced to reflect completed service plus his one year’s notice period.

     Under the terms of Charles Gregson’s service contract, the definition of Pensionable Salary includes annual bonus up to 50% of base salary; this is a long-standing term of his service contract. If Charles Gregson’s service were terminated by the Company without his consent he would be entitled to an immediate pension calculated as a proportion of his pension entitlement at age 60, based on his Final Pensionable Salary at the date of termination.

     The following tables show the pension figures required to be disclosed by both the Regulations (Table 1) and the current UKLA listing rules (Table 2) which have not, as yet, been withdrawn.

Table 1

		Increase in accrued				Increase in
	Accrued pension at	pension during the				transfer value for
	year end	year ended	Transfer value	Transfer value		year ended
	12.31.2002	12.31.2002	12.31.2001	12.31.2002	Old basis(1)	12.31.2002	Old basis(1)
Name	£000 pa	£000 pa	£000	£000	£000	£000	£000

Clive Hollick	633	38	8,829	10,065	9,067	1,236	238
Charles Gregson	356	3	4,793	4,935	4,387	142	(406)

(1)	These figures show the equivalent transfer value figures on December 31, 2002 on a like-for-like basis to those quoted at December 31, 2001.

     Table 1 shows accrued pension entitlements at December 31, 2002 for Clive Hollick and Charles Gregson with the increase in pension accrued during the year together with prior year and current year end transfer values. These transfer values represent the amount that would have been payable assuming the executive left service at the year end.

Table 2

		Increase in accrued
		pension during the	Transfer value at
	Accrued pension at	year ended	12.31.2002 of
	year end	12.31.2002 in	increase in excess
	12.31.2002	excess of inflation	of inflation	Old basis(1)
Name	£000	£000	£000	£000

Clive Hollick	633	28	451	406
Charles Gregson	356	(3)	(45)	(40)

(1)	These figures show the equivalent transfer value figures on December 31, 2002 on a like-for-like basis to those quoted at December 31, 2001.

     It should be noted that during the year, as a consequence of changes introduced by the U.K. Government to the basis used for calculating minimum funding requirements for pensions, the Trustees of the scheme amended the basis for calculating transfer values. The equivalent transfer values at December 31, 2002 on a like-for-like basis are also shown for information. A significant proportion of the increase disclosed has arisen due to the change in the basis and as a consequence of falling equity markets.

Defined contribution

     Other directors are entitled to benefits under defined contribution arrangements. Details of the contributions paid during the year by the Company under these arrangements are set out below.

     Directors’ defined contribution pension provision is set out in the table below:

		Company pension
		contributions for the
		year ended December 31,
		2002
Name	Pension contribution	£000

Malcolm Wall	15% of full year's basic salary	49
Nigel Wilson	20% of full year's basic salary	62

C. BOARD PRACTICES

     The Company’s Articles of Association provide for a board consisting of not less than three nor more than 20 directors. At December 31, 2002 there were ten directors in office.

     Under the Company’s Articles of Association, at each Annual General Meeting any director then in office, who has been appointed by the board since the previous Annual General Meeting and any director who at the date of the notice convening the Annual General Meeting had held office for more than thirty months since he was last appointed or re-appointed by the Company at a general meeting, shall retire from office but is eligible for re-appointment.

	Year ended December 31, 2002

			Director
			and/ or
		Resignation	executive	Year current term
Name	Title	date	officer since	expires

Clive Hollick (3)	Chief Executive		1996	2005
Sir Ronald Hampel	Chairman	November 5, 2002	1999	n/a
Charles Gregson	Executive Director		1996	2005
Nigel Wilson	Chief Financial Officer		2001	2004
Malcolm Wall	Chief Operating Officer		2001	2004
John Botts (1) (2) (3)	Non-executive Director		1997	2004
Christopher Powell (1)	Non-executive Director		1996	2005
Geoffrey Unwin (1) (2) (3)	Non-executive Director		1996	2003
Fields Wicker-Miurin (1)	Non-executive Director		1998	2004
Adair Turner (1) (2)	Non-executive Director		2000	2003
Jonathan Newcomb (1) (2)	Non-executive Director		2001	2005

(1)	Member of remuneration committee

(2)	Member of audit committee

(3)	Member of nomination committee

Directors’ Service Contracts

     Executive directors have service contracts that are terminable on one year’s notice by either party. Clive Hollick and Charles Gregson previously had service contracts terminable on two years’ notice by either party; these contracts were amended during 2001 and the notice period reduced to one year.

     The remuneration committee has agreed that Clive Hollick and Charles Gregson will have the flexibility to request the trustees of the pension plan to pay a transfer value from the pension plan, rather than requiring the director to draw an immediate pension.

The Board

     During the greater part of 2002 there were eleven board members in total, comprising the chairman (part time), chief executive, three other executives and six non-executive directors. That number was reduced to ten following the retirement of the chairman, Sir Ronald Hampel, on November 5, 2002. Sir Ronald was succeeded as chairman by Geoffrey Unwin, who has served as a non-executive director of the Company since 1996 and previously chaired the audit committee. The roles of chairman and chief executive are separate, and the board has nominated John Botts as the senior independent non-executive director. The board receives regular written reports from all executive directors; the chief executive reports principally on matters of strategy and development, the chief operating officer provides detailed reports on the day-to-day operations of the Group’s businesses, the chief financial officer reports on accounting, treasury and tax matters, and reports are also received from the executive director responsible for the Group’s investments.

     The primary function of the board is to set the Group’s strategy and to oversee the effective implementation of that strategy. Scheduled board meetings take place approximately seven times a year, with additional meetings being convened if circumstances require. There is an established agenda of items to be considered at the board meetings and the board also receives presentations from executive directors and from divisional management and other senior executives on specific issues. The chairman meets separately with the chief executive on a regular basis and other informal meetings and discussions take place between directors as appropriate.

     The board has three principal committees, all of which have written terms of reference. Details of these committees are as follows:

Remuneration Committee

     The board has delegated to the remuneration committee responsibility for determining the Company’s policy on the remuneration of executive directors and specific approval of the remuneration package and terms of employment for each of the executive directors of the Company and for other senior executives of the Group. The committee also makes awards under the Group’s share option and other long term incentive plans.

     In determining remuneration policy, the committee has regard to the provisions of the Combined Code. All its members are non-executive directors; it is chaired by John Botts who is also the senior independent director. Its other members are Jonathan Newcomb, Christopher Powell, Adair Turner, Geoffrey Unwin, Fields Wicker-Miurin and until his retirement in November 2002, Sir Ronald Hampel; all are considered by the Company to be independent. The chief executive attends committee meetings by invitation; he is not present for discussion on matters concerning his own remuneration. Meetings are also attended by the Company secretary and the HR director.

     The Company was among the first to invite its shareholders to vote on its remuneration policy in 1998, and has done so at all subsequent Annual General Meetings. In accordance with the Directors’ Remuneration Report Regulations 2002, which have now come into effect, shareholders will be given the opportunity at this year’s annual general meeting to vote on the remuneration report as a whole.

Policy on Remuneration of Non-executive Directors

     The fees of the chairman and non-executive directors are considered and approved by the board as a whole, having regard to current market practice. Non-executive directors’ fees were last reviewed in 2000, at which time the board decided that in order to link the interest of non-executive directors more closely with those of shareholders, part of their fees should be paid in the form of ordinary shares. All non-executive directors, with the exception of the chairman, receive a fee of £25,000 per annum which is paid in cash. A further £10,000 per annum is provisionally allocated in the form of ordinary shares in the Company. Shares are awarded in arrears twice a year and the number of shares to be awarded is calculated by reference to the market value at the time of the award. The directors will become entitled to receive these shares when they leave the board, subject to certain conditions. The directors’ fees include membership of board committees; an additional £5,000 per annum is paid to each of John Botts and Adair Turner for their chairmanship of the remuneration and audit committees respectively. As chairman, Sir Ronald Hampel received a fee of £100,000 per annum paid in cash, and a further £100,000 was provisionally allocated in the form of Ordinary Shares in the Company as described above. He became entitled to receive these shares when he retired from the board in November 2002. Sir Ronald’s appointment was terminable by either party on not less than twelve months’ notice.

     Geoffrey Unwin succeeded Sir Ronald as chairman in November 2002. His contract, which was entered into on November 5, 2002, is terminable by either party on at least 12 months’ notice; no such notice to be given before November 1, 2003. He receives a fee of £100,000 per annum paid in cash and a further £100,000 per annum is provisionally allocated in the form of Ordinary Shares in the Company as described above. Mr Unwin’s contract contains no provision for payment of compensation on early termination. The other non-executive directors do not have service contracts with the Company; each has a notice period of six months. Each non-executive director’s appointment (including the chairman) is reviewed on a three yearly cycle. Non-executive directors are not entitled to participate in the Company’s share option or pension schemes.

Policy on Remuneration of Executive Directors

     All of the Company’s personnel policies, including its policy on remuneration for executive directors, are driven by the requirement to attract, motivate and retain the best available talent in highly competitive markets.

     The Company aims to strike an appropriate balance between fixed and performance related or variable remuneration. Non-performance related aspects include base salary, cash allowances and contributions to pensions arrangements. Performance related aspects include annual bonus arrangements and other equity based long term incentive arrangements, such as executive option schemes and equity participation plans. By this means the Company is better able to recognize and reward outstanding performance and contribution at the appropriate level. The committee believes the contribution made by the performance related elements of the director’s packages should incentivize at the appropriate level the achievement of stretching corporate goals for the benefit of shareholders. The committee believes that executive directors’ pay arrangements ensure that they work effectively as a team in addition to encouraging individual creativity and delivery against goals.

     The Company encourages directors to build a shareholding in the Company by means of the Senior Executive Equity Participation Plan (“SEEPP”) which is described below. There is no requirement for directors to hold shares in the Company.

Audit Committee

     The audit committee was chaired by Geoffrey Unwin until November 5, 2002 and its other members are John Botts, Sir Ronald Hampel and Adair Turner. Following Sir Ronald Hampel’s retirement another non-executive director, Jonathan Newcomb, was appointed as a member of the committee and Adair Turner was appointed chairman of the committee. All members of the committee are independent non-executive directors. The committee meets at least four times a year. Meetings are also attended by the chief financial officer, deputy CFO, head of internal audit, Company secretary and external auditors. During the year, the committee reviewed the Group’s external audit arrangements and as a result Ernst & Young were appointed as auditors to the Company in May 2002. The audit committee’s terms of reference were reviewed during the year in light of the Sarbanes-Oxley Act of 2002. The committee now has authority to appoint, review and remunerate the external auditors and to pre-approve their engagement for both audit and non-audit services; it also reviews the independence and objectivity of the auditors and reviews the Group’s accounting procedures and financial control environment. The committee is authorized to seek information from any employee of the Group and to obtain external professional advice if it considers it necessary. Both internal and external auditors have direct access to the committee.

Nomination Committee

     The nomination committee was chaired by Sir Ronald Hampel until November 5, 2002 and is now chaired by Geoffrey Unwin. Its other members are Clive Hollick and John Botts. The committee meets as required to review the structure, size and composition of the board and to identify candidates, both executive and non-executive, whose skills and experience are considered to be of value to the Company.

     In addition to the principal committees, the finance committee, comprising any two directors to include at least one of the chief executive or chief financial officer, approves and facilitates the Group’s treasury and financial operations within limits established by the board. The Company secretary acts as secretary to all the above committees.

Internal Control

     The board is responsible for maintaining the effectiveness of the Group’s system of internal controls and for reviewing the effectiveness of such systems. The system is intended to enable the Group to identify and manage the risks inherent in its business and accordingly can provide only reasonable and not absolute assurance against material misstatement or loss.

     There is an ongoing process for identifying, evaluating and managing the key financial, operating and compliance risks faced by the Group that has been in place during 2002 and continues in force. This process accords with the Turnbull guidance issued in September 1999 in the United Kingdom and is regularly reviewed by the board. The process aims to identify and evaluate risks which are specific to each of its businesses; it is undertaken at a divisional level and the results co-ordinated and reviewed by the audit committee. The board reviews the effectiveness of the Group’s system of internal control by means of regular reports from management and from independent monitoring functions as described below.

     Day-to-day management of the Group’s businesses is delegated to the chief executive and the executive directors within the financial and strategic objectives for the Group, as approved by the board. The chief executives of the individual businesses are accountable for the conduct and performance of their division within the agreed strategy and they are authorized to act in accordance with a system of delegated authorities that is monitored by the internal audit department and reviewed periodically by the board.

     Individual businesses are responsible for complying with the Group’s financial reporting system, which includes a comprehensive budgeting and financial reporting mechanism, providing monthly trading results, balance sheets and cash flow statements recorded against corresponding figures for the budget and the previous year. This information is reported regularly to the board in the form of management accounts. Individual businesses are also responsible for compliance with certain Group policies and guidelines set out in the Group’s financial policies and procedures manual and the Group policy manual.

     The internal audit department undertakes periodic reviews of individual businesses to assess their control status. Internal and external audit report to the board on significant exceptions, and internal audit follow up on these until they are resolved.

D. EMPLOYEES

     The table below sets out the number of employees by geography:

	As at December 31

	2000	2001	2002

United Kingdom, Europe and Middle East	3,373	2,822	2,388
North America	4,111	3,576	3,103
Pacific	326	323	330

Total number of full-time employees	7,810	6,721	5,821

     The table below sets out the number of employees by category of business activity:

	As at December 31

	2000	2001	2002

CMP Media	2,827	2,034	1,549
CMP Asia	282	321	324
CMP Information	1,305	1,071	745
United Advertising Publications	784	741	699

Professional media	5,198	4,167	3,317
News distribution	1,170	975	855
Market research	1,302	1,471	1,546
Other	140	108	103

Total number of full-time employees	7,810	6,721	5,821

     Employee numbers have been significantly impacted by the headcount reduction of over 1,400 staff as part of the cost reduction program in 2001 and by the business disposals that occurred during 2000. The disposals of the U.K. television and newspaper businesses have resulted in employee numbers reducing by approximately 4,000 in 2000. Disposals and restructuring of the U.S. Professional Media divisions have resulted in employee numbers reducing by approximately 3,800 in 2000.

     The Market Research division also utilized a significant number of temporary employees as part of their data collection processes. In 2002, an average of 5,359 (2001: 6,223; 2000: 4,107) temporary employees were used ranging from a low of 4,710 (2001: 4,993; 2000: 3,733) to a high of 6,187 (2001: 8,736; 2000: 5,074) due to seasonal variations.

E. SHARE OWNERSHIP

     Directors’ Interests in UBM Ordinary Shares of 25p (“UBM Shares”)

     The interests of the directors in UBM Shares (all of which are beneficial) are shown as follows at January 1, 2002, December 31, 2002 and May 31, 2003.

	Ordinary	Ordinary	Ordinary	SEEPP Bonus	SEEPP Bonus	SEEPP Bonus
	Shares at	Shares at	Shares at	Shares at	Shares at	Shares at
	January 1,	December 31,	May 31,	January 1,	December 31,	May 31,
Director	2002	2002	2003	2002	2002	2003

Clive Hollick	482,238	499,882	673,768	238,804	238,804	238,804
Charles Gregson	255,183	302,436	407,375	32,270	35,020	35,020
Nigel Wilson	19,449	19,449	19,449	—	—	—
Malcolm Wall	2,786	12,427	12,427	—	—	—
John Botts (1)	4,123	7,209	9,439	—	—	—
Christopher Powell (1)	4,803	7,889	10,119	—	—	—
Geoffrey Unwin (1)	6,082	9,168	27,804	—	—	—
Fields Wicker-Miurin(1)	2,376	5,462	7,692	—	—	—
Adair Turner (1)	2,146	5,232	7,462	—	—	—
Jonathan Newcomb (1)	—	3,104	5,334	—	—	—

(1)	Interest of non-executive directors include provisional allocations of shares by way of remuneration as described in Item 6.C. Board Practices - Policy on remuneration of non-executive directors

     Each of the directors holds less than 1% of the Ordinary Shares of the Company as at December 31, 2002.

     At December 31, 2002, the trustees of the United Business Media Employee Share Ownership Trust, and the Qualifying Employee Share Trust (QUEST) held a total of 1,482,768 UBM Ordinary Shares (2001: 1,599,185; 2000: 3,568,004) and 529,530 B Shares (2001: 1,446,982; 2000: nil) and options over 1,332,707 UBM Ordinary Shares (2001: 2,253,097; 2000: 2,063,423) and 1,165,572 B Shares (2001: 1,377,771; 2000: nil). Under paragraph 2 of Schedule 13 of the Companies Act, the executive directors are deemed to be interested in these shares and options.

     The maximum price of UBM Ordinary Shares during the year was 611 pence and the minimum price was 211 pence.

Directors’ Interests in Options over UBM Shares

     The interests of the directors in options over UBM Shares are shown at January 1, 2002 and at December 31, 2002.

		Options held at	Exercised/ lapsed	Options held at	Exercise
	Date of Grant	1.1.02	during 2002	12.31.02	period from

Clive Hollick
MAI Executive Schemes	Oct 30, 1992	51,200	51,200	—	Oct 30, 1995
	Oct 28, 1993	28,800	—	28,800	Oct 28, 1996
	Oct 13, 1994	44,800	—	44,800	Oct 13, 1997
	Oct 20, 1995	64,000	64,000	—	Oct 20, 1998
MAI Sharesave Scheme	Oct 20, 1995	1,950	—	1,950	Dec 01, 2002
United 1994 Executive Scheme	Sept 16, 1996	153,455	—	153,455	Sept 16, 1999
United 2000 Executive Scheme	Dec 18, 2000	152,500	—	152,500	Dec 18, 2003
	Dec 18, 2000	152,500	—	152,500	Dec 18, 2004
	Aug 5, 2001	152,500	—	152,500	Aug 05, 2004
	Aug 5, 2001	152,500	—	152,500	Aug 08, 2005
	Dec 19, 2001	150,000	—	150,000	Dec 19, 2004
	Dec 19, 2001	150,000	—	150,000	Dec 19, 2004
	Aug 22, 2002	—	—	250,000	Aug 22, 2005
	Aug 22, 2002	—	—	250,000	Aug 22, 2006
United SAYE Scheme	Nov 01, 1996	1,464	—	1,464	Feb 01, 2004
	Oct 31, 1997	616	—	616	Feb 01, 2004
	Apr 20, 2001	1,382	—	1,382	Jun 01, 2006
	Apr 15, 2002	—	—	790	Jun 01, 2005

Charles Gregson
MAI Executive Schemes	Oct 30, 1992	51,200	51,200	—	Oct 30, 1995
	Oct 28, 1993	28,800	—	28,800	Oct 28, 1996
	Oct 13, 1994	44,800	—	44,800	Oct 13, 1997
	Oct 20, 1995	64,000	64,000	—	Oct 20, 1998
United 1994 Executive Scheme	Sept 16, 1996	69,252	—	69,252	Sept 16, 1999
United 2000 Executive Scheme	Dec 18, 2000	52,500	—	52,500	Dec 18, 2003
	Dec 18, 2000	52,500	—	52,500	Dec 18, 2004
	Aug 05, 2001	52,500	—	52,500	Aug 05, 2004
	Aug 05, 2001	52,500	—	52,500	Aug 05, 2005
	Dec 19, 2001	75,000	—	75,000	Dec 19, 2004
	Dec 19, 2001	75,000	—	75,000	Dec 19, 2005
	Aug 22, 2002	—	—	125,000	Aug 22, 2005
	Aug 22, 2002	—	—	125,000	Aug 22, 2006
United SAYE Scheme	Nov 01, 1996	2,591	2,591	—	Feb 01, 2002
	Dec 15, 1998	655	—	655	Feb 01, 2004
	Apr 15, 2002	—	—	2,754	Jun 01, 2007

Malcolm Wall
United 2000 Executive Scheme	Dec 18, 2000	76,000	—	76,000	Dec 18, 2003
	Dec 18, 2000	76,000	—	76,000	Dec 18, 2004
	Aug 05, 2001	76,000	—	76,000	Aug 05, 2004
	Aug 05, 2001	76,000	—	76,000	Aug 05, 2005
	Dec 19, 2001	75,000	—	75,000	Dec 19, 2004
	Dec 19, 2001	75,000	—	75,000	Dec 19, 2005
	Aug 22, 2002	—	—	125,000	Aug 22, 2005
	Aug 22, 2002	—	—	125,000	Aug 22, 2006
United SAYE Scheme	Apr 20, 2001	1,587	—	1,587	Jun 01, 2004

Nigel Wilson
United 2000 Executive Scheme	Aug 08, 2001	104,000	—	104,000	Aug 08, 2004
	Aug 08, 2001	104,000	—	104,000	Aug 08, 2005
	Dec 19, 2001	75,000	—	75,000	Dec 19, 2004
	Dec 19, 2001	75,000	—	75,000	Dec 19, 2005
	Aug 22, 2002	—	—	125,000	Aug 22, 2005
	Aug 22, 2002	—	—	125,000	Aug 22, 2006

[Additional columns below]

[Continued from above table, first column(s) repeated]

	Exercise		Market price at	Total
	period to	Exercise price (p)	date of exercise	gain on exercise

Clive Hollick
MAI Executive Schemes	Oct 30, 2002	234.375	253.075	£9,150
	Oct 28, 2003	363.281
	Oct 13, 2004	374.219
	Oct 20, 2002	467.625	n/a	n/a
MAI Sharesave Scheme	Jun 01, 2003	400.000
United 1994 Executive Scheme	Sept 16, 2006	686.000
United 2000 Executive Scheme	Dec 18, 2010	843.000
	Dec 18, 2010	843.000
	Aug 05, 2011	724.800
	Aug 05, 2011	724.800
	Dec 19, 2011	529.000
	Dec 19, 2011	529.000
	Aug 22, 2012	277.200
	Aug 22, 2012	277.200
United SAYE Scheme	Aug 01, 2004	532.600
	Aug 01, 2005	632.700
	Dec 01, 2006	488.300
	Dec 01, 2005	480.600

Charles Gregson
MAI Executive Schemes	Oct 30, 2002	234.375	501.80	£136,180
	Oct 28, 2003	363.281
	Oct 13, 2004	374.219
	Oct 20, 2002	467.625	n/a	n/a
United 1994 Executive Scheme	Sept 16, 2006	686.000
United 2000 Executive Scheme	Dec 18, 2010	843.000
	Dec 18, 2010	843.000
	Aug 05, 2011	724.800
	Aug 05, 2011	724.800
	Dec 19, 2011	529.000
	Dec 19, 2011	529.000
	Aug 22, 2012	277.200
	Aug 22, 2012	277.200
United SAYE Scheme	Aug 01, 2002	532.600	492.50	£1,111*
	Aug 01, 2004	514.800
	Dec 01, 2007	480.600

Malcolm Wall
United 2000 Executive Scheme	Dec 18, 2010	843.000
	Dec 18, 2010	843.000
	Aug 05, 2011	724.800
	Aug 05, 2011	724.800
	Dec 19, 2011	529.000
	Dec 19, 2011	529.000
	Aug 22, 2012	277.200
	Aug 22, 2012	277.200
United SAYE Scheme	Dec 01, 2004	488.300

Nigel Wilson
United 2000 Executive Scheme	Aug 08, 2011	595.700
	Aug 08, 2011	595.700
	Dec 19, 2011	529.000
	Dec 19, 2011	529.000
	Aug 22, 2012	277.200
	Aug 22, 2012	277.200

*	includes value of associated receipt of ICAP shares

     Options granted under the 2000 scheme are subject to performance conditions as described in the discussion of Long Term Incentive Schemes below. Options granted to Clive Hollick, Charles Gregson and Malcolm Wall under the United 1994 Executive Scheme are subject to a performance condition which requires EPS growth to exceed inflation by an average of 2% per annum over a three year period. At the time of setting up the 1994 Executive Scheme this performance measure was in line with existing market practice. The performance condition has been met in respect of all outstanding options held by these executive directors under the United 1994 Executive Scheme, which are consequently fully vested. All options were granted at market value and for no consideration.

     Options granted to Clive Hollick and Charles Gregson under the MAI Executive Schemes are not subject to any performance conditions; at the time these schemes were established it was not customary to require performance conditions. All options were granted at market value of the corresponding MAI shares at the date of the grant and were converted into options over shares in the Company upon the merger of the Company and MAI in 1996. No consideration was payable for the grant of options under these schemes.

     There have been no variations in the terms and conditions of scheme interests during the year.

Directors’ Interests in Long Term Incentive Schemes

Senior Executive Equity Participation Plan (“SEEPP”)

			Shares/
	Shares/		options awarded/	Ordinary Shares/	B shares/		Price
	options at		(exercised)	options at	options at		paid for shares/	Exercisable	Expiry	Market
	1.1.02+		in 2002	12.31.02 +	12.31.02 +	Bonus amount*	options (p)	from	date	value†

Clive Hollick	48,414	*	—	48,414	36,728	£260,400	709.00	Sept 16, 2000	Jun 29, 2007	£160,184
	26,516	*	—	26,516	20,117	£155,006	770.50	Mar 17, 2001	Jun 29, 2007	£87,735
	44,868	*	—	44,868	34,038	£263,769	775.00	Mar 18, 2002	Jun 29, 2007	£148,452
	257,176	**	—	257,176	390,200	n/a	n/a	Sept 30, 2000	Jun 29, 2007	£229,549
	32,634	***	—	32,634	49,514	n/a	n/a	Dec 03, 1999	Jun 29, 2010	£107,974
	43,966	*	—	43,966	33,354	£309,000	926.44	Mar 03, 2004	Jun 29, 2010	£154,168

Charles Gregson	17,686	*	—	17,686	13,417	£95,120	709.00	Sept 16, 2000	Jun 29, 2007	£58,516
	6,582	*	—	6,582	4,994	£38,483	770.50	Mar 17, 2001	Jun 29, 2007	£21,779
	19,972	*	—	19,972	15,152	£117,430	775.00	Mar 18, 2002	Jun 29, 2007	£66,082
	12,388	*	—	12,388	9,398	£61,513	654.56	Mar 08, 2003	Jun 29, 2007	£29,219
	48,587	***	—	48,587	24,757	n/a	n/a	Dec 03, 1999	Jun 29, 2010	£107,974
	3,076	*	—	3,076	2,335	£21,630	926.44	Mar 03, 2004	Jun 29, 2010	£10,181
	23,850	*	—	23,850	—	£86,719	727.20	May 08, 2005	May 08, 2011	£34,583
	—		5,500 *	5,500	—	£15,450	561.9	April 16, 2006	April 16, 2012	£7,975

     Awards becoming exercisable on or after March 3, 2004 were granted under the 2000 SEEPP. Awards becoming exercisable prior to March 3, 2004 were granted under the 1996 SEEPP, which operates in a similar manner to the 2000 SEEPP, except that the matching awards are subject to a longer vesting period (up to seven years) but no performance conditions are attached.

Notes:

*	Clive Hollick and Charles Gregson gave up cash bonuses that would otherwise have been receivable by them in order to receive awards under the SEEPP. The bonus was paid to the director’s funded unapproved retirement benefit scheme, or FURBS, and used by the FURBS Trustees to purchase shares from the SEEPP Trustees. A matching award was granted over an equal number of shares. The table shows the total bonus shares and matching awards. The bonus shares are included in the director’s beneficial interest in shares shown previously; the amount used to purchase the bonus shares was included in the director’s reported remuneration for the year in which the award was made.

**	This award comprises 222,487 bonus options and 34,869 matching awards to Clive Hollick in exchange for options previously held under the Meridian Broadcasting Executive Share Option Scheme.

***	These options were granted in exchange for options previously held under the MAI 1989 purchase only share option scheme, the rights to which were waived by the directors. Both the bonus options and an equal number of matching options are exercisable in full.

+	On April 23, 2001, the Company underwent a capital reorganization as a result of which every shareholder received 44 B Shares and 29 new Ordinary Shares in place of every 44 Ordinary Shares previously held. See “Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds”. The SEEPP bonus shares and matching awards were adjusted accordingly. B shareholders could elect to keep or sell their B Shares, or to receive a single dividend of 245 pence per B Share; the FURBS Trustees elected to receive the single dividend.

†	Market value of the matching awards is calculated at 290 pence per Ordinary Share, the closing mid-market price on December 31, 2002, and 245 pence per B Share.

Long Term Incentive Plan (“LTIP”)

				Value
				of award	Shares
	Shares allocated at	Shares lapsed during	Shares vested during	at date	allocated at	Earliest date	Value of shares	Market
	1.1.02	2002	2002	of grant	12.31.02	for transfer	vested*	value**

Clive Hollick	105,027	75,620	29,407	£610,000	—	Mar 23, 2002	£172,031	n/a
	75,435	—	—	£648,900	75,435	Mar 03, 2003	—	£218,762

Charles Gregson	62,067	44,689	17,378	£360,485	—	Mar 23, 2002	£101,661	n/a
	43,594	—	—	£375,000	43,594	Mar 03, 2003	—	£126,423

Malcolm Wall	34,435	24,794	9,641	£200,000	—	Mar 23, 2002	£56,400	n/a
	29,063	—	—	£254,645	29,063	Mar 3, 2003	—	£84,283

*	The value of the shares that vested during the year is calculated at 585 pence, the market value on the date on which the shares were transferred to the directors.

**	Market value of LTIP shares as yet unvested at 290 pence, the closing mid-market price on December 31, 2002.

Changes in Directors’ Interests since December 31, 2002

     There were no other changes to the interests of directors in UBM Shares or in options over UBM Shares between December 31, 2002 and May 31, 2003.

Share Ownership Schemes

     UBM has established a number of employee share schemes providing for the issuance of Ordinary Shares and to which the following limits apply:

(1)	The overall number of shares which may be issued or issuable under the UBM Share Options Schemes in any ten year period may not exceed 50,528,525 UBM shares.

(2)	The overall number of shares which may be issued or issuable under executive incentives under the UBM share option schemes in any ten year period may not exceed 25,264,262 UBM shares. Premium priced options under the UBM 2000 Executive Share Option Scheme shall be excluded from this limit.

(3)	These limits do not apply to UBM shares issued or issuable to employees who left the UBM Group as a result of disposals agreed before December 31, 2000.

Details of each of the schemes are provided below.

Outstanding Options

     Information concerning options outstanding under UBM’s employee share schemes at December 31, 2002 is set out below:

	Number of Ordinary
	Shares issuable	Range of	Range of
Title of Scheme	upon exercise	exercise prices(p)	exercise dates

United Executive Schemes	20,214,406	277.2-867.2	1996-2012
United SAYE Schemes	834,426	480.6-632.7	2000-2009
MAI Executive Schemes(1)	333,440	234.4-490.6	1995-2005
MAI Sharesave Scheme(1)	16,672	315.6-400.0	1999-2003
United International schemes	488,331	480.6-632.7	2001-2007

(1)	The number of shares under option has been restated as though they were UBM, not MAI shares, following the merger or Blenheim Shares following the take-over.

U.K. Executive Share Option Scheme (and its successor scheme, the 1994 United Business Media U.K. Executive Share Option Scheme — “1994 U.K. Scheme” and the United Business Media 2000 Executive Share Option Scheme — “2000 Executive Scheme”)

     Full-time employees and executive directors of UBM and its subsidiaries resident in the United Kingdom may participate in the U.K. Executive Share Option Scheme (the “U.K. Executive Scheme”) at the discretion of UBM’s board. A participant is granted an option to subscribe for Ordinary Shares at a subscription price per Ordinary Share of not less than the higher of (i) the par value of an Ordinary Share and (ii) the average middle-market quotation for an Ordinary Share, as derived from the Daily Official List of the Stock Exchange for the last three business days prior to the date of the grant of the option. Normally, options may only be exercised after the third anniversary of the date of grant. No consideration is paid by participants for the grant of an option under the U.K. Executive Scheme. Options lapse on the tenth anniversary of their grant to the extent they have not been exercised.

     The 1994 U.K. Executive Scheme was replaced in April 2000 by the 2000 Executive Scheme. Part A of the 2000 Executive Scheme is Revenue approved and options with an aggregate exercise price not exceeding £30,000 are granted to U.K. resident executives under this scheme. Options granted under the 2000 Scheme will lapse if not previously exercised on the tenth anniversary of their grant date. The exercise of the option is subject to a performance condition which requires growth in earnings per share to exceed inflation by an average of 3% per annum for options up to a value of 0.75 times salary. In order for the whole award to vest, growth in earnings per share must exceed inflation by an average of 5% per annum. A sliding scale applies between these two figures. These performance conditions are measured over a period of three to six years from the date of grant.

U.S. Executive Share Option Scheme (and its successor schemes, the 1994 United Business Media International Executive Share Option Scheme -“1994 International Scheme” and the United Business Media 2000 Executive Share Option Scheme - “2000 Executive Scheme”)

     Full-time employees and executive directors of UBM and its subsidiaries resident in the United States may participate in the U.S. Executive Share Option Scheme (the “U.S. Executive Scheme”) at the discretion of UBM’s board. A participant is granted an option to subscribe for Ordinary Shares at a subscription price per Ordinary Share of not less than the higher of (i) the par value of an Ordinary Share and (ii) the average middle-market quotation for an Ordinary Share, as derived from the Daily Official List of the Stock Exchange on the day preceding the date of the grant of the option. No participant may be granted options under the terms of the U.S. Executive Scheme, which would result in options being exercisable for the first time in any calendar year exceeding in the aggregate subscription prices of $100,000. Normally, options may only be exercised after the third anniversary of the date of grant. No consideration is paid by participants for the grant of an option under the U.S. Executive Scheme. Options lapse on the tenth anniversary of their grant to the extent they have not been exercised.

     The U.S. Executive Scheme continues to apply in respect of options which remain outstanding, but was replaced by the 1994 International Scheme, which was approved by shareholders at the 1994 annual general meeting and applies to full-time employees and executive directors of UBM, both U.K. and non-U.K. resident. Options granted since 1994 cannot be exercised until the Group has achieved certain performance criteria (currently growth in earnings per share in excess of RPI by a total of six percentage points over a three year rolling period).

     The 1994 International Scheme continues to apply in respect of options which remain outstanding, but has effectively been replaced by the 2000 Executive Scheme, which was approved by shareholders at the 2000 annual general meeting and applies to full-time employees and executive directors of UBM, both U.K. and non-U.K. resident.

     There are three parts to the scheme, the first of which is approved by the Inland Revenue and is used to grant options to U.K. resident executives up to a maximum limit of £30,000. This replaces the 1994 U.K. Scheme. The other two parts of the scheme are not designed for Inland Revenue approval; the first of these, Part B, is used to grant options to non-U.K. resident executives and U.K. resident executives who already hold more than £30,000 worth of outstanding approved options. Options under Part B may be designated as basic options (i.e. those granted at market value) or premium priced options, which may be granted at a premium of 25%, 50% or 75% to the market value of the shares. The third part of the scheme is intended to allow the grant of approved options in the United States known as incentive stock options.

     There is no specified limit for the grant of options to individuals under this scheme but the committee will determine the appropriate level of each grant, having regard to corporate objectives, market forces and individual circumstances. Awards are made on a phased basis. It was decided in December 2000 to make an accelerated award of options to approximately twenty senior employees of the Group (including executive directors) over a period of two years with a maximum value of 12 times salary. This was considered to be appropriate given the wish to incentivize these individuals following the major re-focusing of the Group’s activities, particularly in light of the Group’s increased exposure to U.S. markets and the need to compete for talent in the United States. Half of the options granted will vest after three years and the other half after four years, subject to achievement of the performance condition referred to below.

     Options granted under the 2000 Scheme will lapse (if not previously exercised) on the tenth anniversary of their grant. The exercise of the basic option is subject to a performance condition which requires growth in earnings per share to exceed inflation by an average of 3% per annum for options up to a value of 0.75 times salary. In order for the whole award to vest, growth in earnings per share must exceed inflation by an average of 5% per annum. A sliding scale applies between these two figures. These performance conditions are measured over a period of three to six years from the date of grant. Premium priced options require real earnings per share growth of 3% per annum over a rolling three year period.

Save As You Earn Share Option Scheme (and its successor scheme, the 1994 United Business Media SAYE Share Option Scheme -“1994 SAYE Scheme”)

     Employees and executive directors of UBM and its subsidiaries in the United Kingdom who have been employed for at least three months may participate in the Save As You Earn Share Option Scheme (“SAYE Scheme”). A participant in the SAYE Scheme is granted an option to subscribe for Ordinary Shares at a subscription price per Ordinary Share of not less than the higher of (i) the par value of an Ordinary Share and (ii) eighty percent of the average middle-market quotation for an Ordinary Share, as derived from the Daily Official List of the Stock Exchange for the last three business days in the week immediately prior to the week during which the option is offered. The participant is required to enter into a three, five or seven-year SAYE contract pursuant to which he agrees to save a certain sum, subject to maximum limits set by Statute. Normally, options may only be exercised within the six-month period following the end of the relevant period of the participant’s SAYE contract, using the proceeds from the SAYE contract only, which include a fixed bonus payable at the end of the elected term. No consideration is paid by participants for the grant of an option under the SAYE Scheme.

International Sharesave Plan

     This Plan was approved by UBM shareholders in October 1997 and was introduced on similar terms to the 1994 SAYE Scheme, allowing for regional variations, for the benefit of employees of overseas subsidiaries. The Plan enables employees to acquire options over Ordinary Shares in UBM at a discount of up to 20% of their market price using the proceeds of a three or five year savings contract.

     The first invitations under this plan (“United International Sharesave Plan”) were issued to U.S. employees in December 1997 and in December 1998 the plan was extended to eligible employees in France, Germany, Hong Kong and Singapore. Options under the United International Sharesave Plan are granted in local currency.

1996 Senior Executive Equity Participation Plan-“1996 Scheme” (and its successor scheme United Business Media 2000 Senior Executive Equity Participation Plan “SEEPP 2000”)

     At the invitation of the Remuneration Committee, senior executives (including directors) elect to receive interests in Ordinary Shares instead of part of their remuneration. Mourant & Co., a Jersey Company, which is the trustee of the United Business Media Employees’ Share Ownership Plan Trust, purchases Ordinary Shares in the market to the value of the remuneration foregone by the executive who is granted an option over these Ordinary Shares which can be exercised at a nominal price between four years and seven years from the date of grant.

     At the same time, the executive is granted a right to purchase a matching number of Ordinary Shares at a nominal price (“matching option”). The matching option can in normal circumstances only be exercised if the executive is still employed by the Group four years after the date of grant. The matching option can only be exercised as follows:

Length of time after date of grant	% of matching option exercisable

Less than 4 years	0%
4 years	50%
5 years	65%
6 years	80%
6 years 10 months	100%

     Options may be granted to the trustee during the six weeks following the announcement of the Company’s results for any period. The subscription price at which options may be granted to the trustee will be equal to the middle market quotation of one Ordinary Share (as derived from the Daily Official List of the Stock Exchange) on the last dealing day before the date of grant. Such options will be taken into account for the purposes of determining the limits on options which can be granted under the Company’s executive share option schemes.

     In the event of any variation of the Company’s share capital, the Remuneration Committee will determine the adjustments (if any) to be made to the number of Ordinary Shares subject to the trustee’s options and the subscription price. The Company will provide the trustee with funds to enable it to exercise any options to subscribe for Ordinary Shares at the relevant subscription prices or to purchase Ordinary Shares in the market for the purposes of the SEEPP. The trustee may not acquire Ordinary Shares which would result in its holding more than 5% of the Company’s issued share capital for the time being.

     The Remuneration Committee may introduce variations in the terms of the SEEPP to provide for different circumstances, but without materially affecting its basic parameters. Varying levels of numbers of Ordinary Shares subject to matching options may be introduced. The following variations apply to options granted to U.S. employees. A bonus option is granted over shares to the value of the remuneration foregone at half the market price and a matching option is granted over half of the number of shares subject to the bonus option. The options can be exercised in the same circumstances outlined above but the executive must pay an exercise price equal to half the market value at the date of grant.

     The 2000 SEEPP replaced the 1996 SEEPP in April 2000 and operates in the same way, except that a matching award will normally be exercisable in full between the fourth and tenth anniversaries of its grant, but only to the extent that the attached bonus shares remain unexercised. One third of a matching award is not contingent on a performance condition while the remaining two thirds do require a performance condition to be met.

     One third of a matching option will always be exercisable, regardless of the growth (if any) in the earnings per share of the Company; a further one third of a matching option will be exercisable if, looking at the financial year immediately preceding the Grant Date and the fourth financial year following that earlier financial year, the earnings per share of the Company for the later financial year is equal to or exceeds its earnings per share for the earlier one by the following percentage:

—	100% x ((R2-R1)/R1) + 12%, where R1 is the retail prices index for the last month in the earlier year and R2 is the retail prices index for the last month in the later year;

—	subject to the paragraph below, a further one third of a matching option will be exercisable if, looking at the financial year immediately preceding the Grant Date and the fourth financial year following that earlier financial year, the earnings per share of the Company for the later financial year is equal to or exceeds its earnings per share for the earlier one by the following percentage:

—	100% x ((R2-R1)/R1) + 20%, where R1 is the retail prices index for the last month in the earlier year and R2 is the retail prices index for the last month in the later year; and

—	for growth in the earnings per share of the Company in excess of the retail prices index of more than 12% but less than 20% during the periods mentioned above, one third of the matching option will be exercisable on a straightline basis.

Long Term Incentive Plan

     The LTIP is a performance-related long term incentive plan restricted to directors and a select number of senior executives who are considered to make a substantial contribution to the long term success of the Group and who are not within two years of their contractual retirement date. Participants in the LTIP are also eligible to participate in the SEEPP.

     Awards under the LTIP were made in the form of a provisional allocation of shares which become receivable on or after the third anniversary of the allocation date, subject to the performance condition being met. This condition requires the Group’s total shareholder return (i.e. share price movement and dividends paid), when compared with that of FTSE 100 companies over the three year period, to place the Group in at least 50th position within the FTSE 100. The shares will vest in full at 25th position or above, while 20% of the share will vest at 50th position. Shares will be allocated proportionately on a sliding scale between 25th and 50th position. Limited re-testing was allowed if the condition was not met after the third year.

     The last awards under the LTIP were made in 2000. The performance condition was not met in relation to these awards, which lapsed on 3 March 2003.

     The Company attained 46th position in the FTSE 100 in relation to the 1999 LTIP awards; as a result, 28% of these awards vested and were transferred to participants on or after March 23, 2002. The unvested portion lapsed.

The MAI Schemes

     As a result of the merger between UBM and MAI, employees with options over MAI shares granted under the MAI Schemes were entitled to exchange those options for options of equivalent value over Ordinary Shares. Following the merger, no further options may be granted under the MAI Schemes and options to acquire Ordinary Shares may be exercised in accordance with the rules of the MAI Schemes as follows:

The MAI 1984 Share Option Scheme and the MAI 1991 Executive Share Option Scheme

     The MAI 1984 Share Option Scheme and MAI 1991 Executive Share Option Scheme are approved by the Inland Revenue. Options may normally be exercised between the third and tenth anniversaries of the date of grant.

The MAI Sharesave Scheme

     The MAI Sharesave Scheme is approved by the Inland Revenue. Options may normally be exercised on the fifth or seventh anniversary of the contract start date.

MAI 1989 Purchase Only Executive Share Option Scheme -“MAI 1989 Scheme"

     The MAI 1989 Scheme is an unapproved scheme operated under an Employees’ Share Ownership Plan Trust. Options may normally be exercised between the third and seventh anniversaries of the date of grant.

The Blenheim Schemes

     As a result of the acquisition of Blenheim, employees with options over Blenheim shares granted under the Blenheim Schemes were entitled to exchange those options for options of equivalent value over Ordinary Shares. Following UBM’s acquisition of Blenheim, no further options may be granted under the Blenheim Schemes and options to acquire UBM Ordinary Shares may be exercised in accordance with the rules of the Blenheim Schemes as follows:

Blenheim No.1 Executive Share Option Scheme

     Blenheim No.1 Executive Share Scheme is an Inland Revenue approved scheme. Options may normally be exercised between the third and tenth anniversaries of the date of grant.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. MAJOR SHAREHOLDERS

     As of May 19, 2003 the Company had been notified of the following interests of 3% or more in its issued ordinary share capital:

	Number of Ordinary	Percent of
Identity of Major Shareholder (1)	Shares Owned	Class %

FMR Corp and Fidelity International Limited	49,217,156	14.66
Franklin Resources Inc.	37,192,094	11.08
Schroders plc	34,246,667	10.20
UBS Global Asset Management	18,498,493	5.51
Legal & General	11,775,731	3.51
Hermes Pension Management	13,515,100	4.03

(1)	Under U.K. law, subject to certain limited exceptions, persons or groups owning or controlling 3% or more of the issued Ordinary Shares are required to notify the Company of the level of their holdings.

     As far as UBM is aware, except as disclosed herein, it is neither directly or indirectly owned nor controlled by one or more corporations, or by any foreign government or by any other natural or legal persons.

     As of May 31, 2003, 74,126 Ordinary Shares were held of record in the United States. These Ordinary Shares were held by 38 record holders and represented 0.02% of the total number of Ordinary Shares outstanding. As of May 31, 2003, there were 2,516,562 ADSs outstanding held by 44 registered holders. These ADSs represent 2,516,562 Ordinary Shares and are 0.8% of the issued share capital.

     UBM is not aware of any arrangements the operation of which may at a subsequent date result in a change in control of the Company and there have been no significant changes in shareholders over the last three years.

     The major shareholders of the Company do not have different voting rights to other ordinary shareholders.

B. RELATED PARTY TRANSACTIONS

     The Group entered into the following transactions during the year:

		Balances (owed by)/	Value of	Balances (owed by)/	Value of	Balances (owed by)/	Value of
		due to the Group at	transactions	due to the Group at	transactions	due to the Group at	transactions
		12.31.2002	2002	12.31.2001	2001	12.31.2000	2000

Transactions with	Nature of
related parties	transactions	£m	£m	£m	£m	£m	£m

Channel 5 Television Group Limited	Sales of programs and airtime	-	-	-	-	-	3.4
	Loans and interest receivable	193.5	8.9	179.2	7.4	100.9	9.4
Springboard Internet Services Limited (Line One)	Loans and interest receivable	-	-	-	-	26.0	1.7
SDN Limited	Loans and interest receivable	13.2	0.3	12.3	0.3	9.4	0.5

C. INTERESTS OF EXPERTS AND COUNSEL

Not Applicable.

ITEM 8. FINANCIAL INFORMATION

A. CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

     Our consolidated financial statements as included in this Annual Report are listed in Item 18.

Material litigation

     During 2002, UBM settled an outstanding legal claim relating to the planned merger with Carlton Communications plc in 2000 and the subsequent sale of the Group’s television businesses. The exceptional cost of this claim to the Group, net of associated receipts, amounted to £14.0 million.

Dividends

     Any payment of dividends in the future will be at the discretion of UBM’s board of Directors and will depend upon many business judgment factors, including UBM’s financial condition, capital requirements, earnings and other relevant factors.

     The table below sets forth the amounts of interim, final and total cash dividends (excluding any associated tax credit discussed in Item 10 of this Annual Report) paid in respect of each year indicated. Pence amounts per share have been translated into cents per ADS (each representing one Ordinary Share in 2001 and thereafter and two Ordinary Shares in prior years) at the noon buying rate on each of the respective year ends, assuming that ADSs were outstanding on each such date. On April 23, 2001 the ratio of ADSs to Ordinary Shares changed from 2:1 to 1:1 as a result of the capital reorganization.

	Year ended December 31

	Pence per Share			Cents per ADS

	Interim	Final	Total	Interim	Final	Total

1998(1)	11.00	11.90	22.90	36.50	39.50	76.00
1999(2)	11.00	11.20	22.20	35.64	36.29	71.93
2000(3)	11.00	11.20	22.20	32.90	33.50	66.40
2001(4)	11.00	1.00	12.00	16.00	1.45	17.45
2002(4)	3.00	4.00	7.00	4.83	6.44	11.27

(1)	The final dividend for 1998 was reduced to take account of the final dividend payable on the shares of Garban plc, which was expected to be equivalent to 1.6p per UBM Share.

(2)	The reduction of the 1999 final dividend compared to 1998 reflects the receipt by the shareholders of a full year’s dividend on the shares of Garban plc following the demerger. These dividends were expected to be equivalent to 2.3p per UBM Share.

(3)	Dividends for 2000 were consistent with 1999.

(4)	The Group announced in October 2001 a modification of its dividend policy in recognition of the restructuring of the Group.

B. SIGNIFICANT CHANGES

     There have been no other significant changes since the date of our consolidated financial statements included in this Annual Report.

ITEM 9. THE OFFER AND LISTING

A. OFFER AND LISTING DETAILS

     The table below sets forth, for the periods indicated, the high and low closing prices, in pence for Ordinary Shares, and in cents for ADSs, on the London Stock Exchange and NASDAQ respectively, adjusted for the share consolidation effected April 23, 2001.

	London Stock
	Exchange		NASDAQ
Period ended	(pence per Ordinary Shares)		(cents per ADS)

	High	Low	High	Low

1998	899.5	478.5	2370.7	1242.2
1999	806.7	478.0	1981.9	1261.2
2000	985.9	706.1	2351.7	1517.2
2001
First Quarter	875.0	596.0	2500.0	1675.0
Second Quarter	738.5	578.0	2162.0	822.0
Third Quarter	603.0	378.0	880.0	500.0
Fourth Quarter	577.0	342.0	850.0	475.0
Annual	875.0	342.0	2500.0	500.0
2002
First Quarter	611.0	486.5	900.0	700.0
Second Quarter	600.0	425.0	890.0	669.0
Third Quarter	436.0	215.0	695.0	318.0
Fourth Quarter	318.0	211.0	490.0	310.0
Annual	611.0	211.0	900.0	310.0
Months ended
November 30, 2002	315.0	241.0	490.0	345.0
December 31, 2002	318.0	277.0	478.0	400.0
January 31, 2003	315.7	246.3	513.0	402.0
February 28, 2003	249.3	202.3	390.0	306.0
March, 31 2003	237.3	193.5	351.0	301.0
April 30, 2003	257.0	217.7	394.0	331.0

*	On April 23, 2001 the ratio of ADSs to Ordinary Shares changed from 1:2 to 1:1, however the ADS price did not reflect this change until late May 2001.

B. PLAN OF DISTRIBUTION

     Not Applicable.

C. MARKETS

     UBM’s capital consists of Ordinary Shares, B Shares and Deferred Shares. The Company’s Ordinary Shares are traded on the London Stock Exchange under the symbol “UNWS” and in the form of American Depositary Shares (“ADSs”) on the Nasdaq National Market under the symbol “UNEWY”. Prior to April 23, 2001, each ADS represented two Ordinary Shares. However, subsequent to April 23, 2001 the ratio changed to 1:1. The ADSs are evidenced by American Depositary Receipts (“ADRs”) issued by The Bank of New York, as Depositary, under a Deposit Agreement, dated as of June 1, 1987, between the Company, The Bank of New York and registered holders from time to time of ADRs. ADRs were first issued in August 1987. The Ordinary Shares have been publicly traded on the London Stock Exchange since 1925.

     As of May 31, 2003, 74,126 Ordinary Shares were held of record in the United States. These Ordinary Shares were held by 38 record holders and represented 0.02% of the total number of Ordinary Shares outstanding. Since certain of these Ordinary Shares were held by brokers or other nominees, including nominees for the Depositary, the number of record holders in the United States may not be representative of the number of beneficial holders or of where the beneficial holders are resident. The Depositary informed UBM that as of May 31, 2003, there were in issue 2,516,562 ADSs held by 44 record holders, and these represented 0.8% of the total number of Ordinary Shares in issue.

D. SELLING SHAREHOLDERS

     Not Applicable.

E. DILUTION

     Not Applicable.

F. EXPENSES OF THE ISSUE

     Not Applicable.

ITEM 10. ADDITIONAL INFORMATION

A. SHARE CAPITAL

     Not Applicable.

B. MEMORANDUM AND ARTICLES OF ASSOCIATION

     Set out below is information concerning UBM’s equity capital structure and related summary information concerning provisions of UBM’s Memorandum and Articles of Association and applicable English law. Since it is a summary, it does not contain all the information that may be important to you, and the summary is qualified in its entirety by reference to the Companies Act and the UBM Memorandum and Articles of Association. For more complete information, you should read UBM’s Articles of Association (see “Item 19. Exhibits”).

Object Clause

     UBM is incorporated under the name United Business Media plc and is registered in England and Wales with registered number 152298. Section 4 of UBM’s Memorandum of Association provides that its objects include to carry on business as a holding company, to carry on business of publishers and of distributors of information as well as carry on any other business which UBM may judge capable of enhancing the value of its property or rights. The Memorandum of Association grants to UBM a range of corporate capabilities to effect these objects.

Directors Interests in Transactions

     Under UBM’s Articles of Association, a director may not vote in respect of any proposal in which he or she, or any person connected with that director, has any material interest, except where that interest exists because of an interest in shares, debentures or other securities of, or otherwise in or through UBM. This is subject to exceptions relating to proposals:

—	indemnifying the director in respect of obligations incurred on behalf of UBM;

—	indemnifying a third party in respect of obligations of UBM for which the director has assumed responsibility under an indemnity or guarantee or by the giving of security;

—	relating to an offer of securities in which the director will be interested as an underwriter;

—	concerning another body corporate in which the director is beneficially interested in less than 1% of the issued shares of any class of shares of such a body corporate;

—	relating to an employee benefit in which the director will participate on terms that are generally accorded to other employees or which has been approved by the board of the Inland Revenue for taxation purposes; and

—	relating to insurance that UBM is empowered to purchase or maintain for the benefit of its directors or officers.

Qualification Shares

     Directors are not required to hold any UBM Shares by way of qualification.

Appointment and Retirement of Directors

     A director is not required to retire upon attaining a particular age. At every annual general meeting of UBM any director who has been appointed since the previous annual general meeting or who has held office for more than 30 months since his last appointment shall retire. A director who retires at an annual general meeting may be re-appointed. For more information, see “Item 6. Directors, Senior Management and Employees”.

Borrowing Powers

     The directors are empowered to exercise all the powers of UBM to borrow money, subject to the limitation that the aggregate amount of all moneys borrowed by UBM and its subsidiaries and subsidiary undertakings shall not exceed an amount equal to the higher of four thousand million pounds and three times UBM’s adjusted share capital and reserves, unless sanctioned by an ordinary resolution.

Rights, Preferences and Restrictions Attaching to the Ordinary Shares

Dividends

     The Company may by ordinary resolution, declare a dividend to be paid to the members, according to their respective rights and interests in the profits, and may fix the time for payment of such dividends.

     The board may pay such interim dividends as appear to the board to be justified by the financial position of the Company and may also pay any dividend payable at a fixed rate at intervals settled by the board whenever the financial position of the Company, in the opinion of the board, justifies payment.

     All unclaimed dividends, interest or other sums payable may be invested or otherwise made use of by the board for the benefit of the Company until claimed. All dividends unclaimed for a period of twelve years after having become due for payment shall be forfeited and cease to remain owing by the Company.

Liquidation

     If the Company is in liquidation, the liquidator may, with the sanction of an extraordinary resolution of the Company and any other sanction required by the Statutes:

•	divide among the members in specie the whole or any part of the assets of the Company and, for that purpose, value any assets and determine how the division shall be carried out as between the members or different classes of members; or

•	vest the whole or any part of the assets in trustees upon such trusts for the benefit of members as the liquidator, with the like sanction, shall think fit. No member shall be compelled to accept any assets upon which there is any liability.

Capital calls

     Subject to the terms of allotment, the board may make calls on the members in respect of any moneys unpaid on their shares (whether in respect of nominal amount or premium) and each member shall (subject to his receiving at least fourteen clear days’ notice specifying when and where payment is to be made) pay to the Company as required by the notice the amount called on his shares. A call may be revoked or postponed as the board may decide.

     Any call may be made payable in one sum or by installments and shall be deemed to be made at the time when the resolution of the board authorizing that call is passed.

     A person on whom a call is made shall remain liable for it notwithstanding the subsequent transfer of the share in respect of which the call is made.

     The joint holders of a share shall be jointly and severally liable for the payment of all calls in respect of that share.

Voting rights

     The proceedings of a general meeting held to pass such a resolution differs from general meetings of the Company held for any other purpose in that:

•	the necessary quorum shall be two persons holding or representing by proxy at least one-third in nominal amount of the issued shares of the class;

•	at an adjourned meeting the necessary quorum shall be one person holding shares of the class or his proxy;

•	every holder of shares of the class shall, on a poll, have one vote in respect of every share of the class held by him; and

•	a poll may be demanded by any one holder of shares of the class whether present in person or proxy.

Modification of Rights

     The rights attached to any class of shares in issue may from time to time be varied with the consent in writing of the holders of three fourths in nominal value of the issued share capital of that class, or with the sanction of an extraordinary resolution passed at a separate general meeting of the holders of those shares.

General Meetings

     The board shall convene and the Company shall hold annual general meetings in accordance with the requirements of the Statutes.

•	The board may convene an extraordinary general meeting whenever it thinks fit.

•	An extraordinary general meeting shall be convened by the board on the requisition of members pursuant to the provisions of the Companies Act 1985 (“the Statutes”) or, in default, may be convened by such requisitionists, as provided by the Statutes.

     No business shall be transacted at any general meeting unless the requisite quorum is present when the meeting proceeds to business. Except for general meetings convened to vary the rights attached to a class of share, two members present in person or by proxy and entitled to vote on a poll shall be a quorum.

     The board may make any security arrangements both prior to and during any general meeting which it considers appropriate relating to the holding of a general meeting of the Company or a separate general meeting of the holders of any class of shares of the Company, including without limitation, arranging for any person attending a meeting to be searched and for items of personal property which may be taken into a meeting to be restricted and excluding from a meeting any person including any member who refuses to comply with any such arrangements.

     There are no limitations imposed by the Articles of Association on the rights to own Ordinary Shares. There are also no provisions in the Articles of Association that would have an effect of delaying, deferring or preventing a change in control of the Company.

     There are no provisions in the Articles of Association governing the ownership threshold above which shareholder ownership must be disclosed. The threshold is set by the Statutes.

C. MATERIAL CONTRACTS

     An agreement dated April 25, 2001 was entered into by BT Holdings Ltd, British Telecommunications plc, United Business Media International BV, United Business Media Group Limited, Tiscali SpA and World Online (UK) Holdings plc for the sale of Springboard Internet Services Ltd to World Online (UK) Holdings plc. Consideration for the sale was €100 million which comprised €20 million in cash and approximately 5.4 million shares in Tiscali SpA. The shares were subject to a lock-up period during which time UBM could not dispose of them. The agreement contained the usual representations, warranties and indemnities which expired on June 30, 2002 except tax warranties which expire on April 25, 2007.

     An agreement and plan of merger dated May 31, 2001 was entered into by between AFI Acquisition LLC, United Business Media Group Ltd, Allison-Fisher International Inc., Douglas F. Allison and Debra A. Pruent for the purchase of 100% of the capital stock of Allison-Fisher International Inc. Consideration was $45 million which was paid in cash on completion. The agreement contained standard representations and tax warranties.

     An agreement dated July 20, 2001 was entered into by United Business Media Group Ltd, Roast Acquisition, Inc. and Roperstarch Worldwide, Inc. relating to the acquisition of Roperstarch Worldwide, Inc. The acquisition was made by way of merger and the consideration was $88 million cash. The agreement contained certain representations, warranties and indemnities on the part of the seller (Roperstarch Worldwide, Inc.) and these will expire on July 20, 2004.

     A stock purchase agreement dated September 6, 2001 was entered into by CMP Japan Co Ltd and Junichi Makino, Akiko Makino, Kazuko Makino, Sanae Miyakawa, Kotaro Makino and Shigeko Hirano for the purchase of Kenko Sangyo Shimbun Inc. Consideration was $8 million in cash and the agreement contained the usual representations and warranties which continue until the expiration of all applicable Japanese statutes of limitation.

     A stock purchase agreement dated December 20, 2001 was entered into by United Syndicates Ltd and the stockholders of Cozint Interactive Inc. Consideration was $10.5 million in cash. The agreement contained standard representations and warranties on the part of the stockholders which expired on March 31, 2003 except tax warranties which are subject to the statute of limitations. The agreement also contained certain non-competition covenants valid until December 20, 2003 restricting each stockholder from inter alia, engaging in any similar or competitive business and soliciting any employees. In addition the stockholders (via ZS Associates) entered into a strategic alliance with Cozint & NDC Health Information Services, Inc.

D. EXCHANGE CONTROLS

     There are no U.K. government laws, decrees or regulations that restrict or that affect the export or import of capital, including but not limited to, foreign exchange controls on remittance of dividends on the Ordinary Shares or on the conduct of Group operations, except as otherwise set forth under “Item 10.E. Taxation”.

     Under English law (and the Company’s Memorandum and Articles of Association), persons who are neither residents nor nationals of the United Kingdom may freely hold, vote and transfer Ordinary Shares in the same manner as U.K. residents or nationals.

E. TAXATION

     The following discussion summarizes certain U.S. federal income tax consequences and certain U.K. tax consequences of the ownership and disposition of Ordinary Shares and Ordinary Shares represented by ADSs evidenced by ADRs by a U.S. Holder. A “U.S. Holder” is a beneficial owner of Ordinary Shares or ADSs that is (i) an individual who is a citizen or resident of the United States, (ii) a corporation or certain other entities, created or organized in or under the laws of the United States or any state thereof (including the District of Columbia), (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source, or (iv) a trust if a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all of the substantial decisions of the trust. This summary applies only to U.S. Holders who will hold Ordinary Shares or ADSs as capital assets and who own (directly, indirectly or by attribution) less than 10% of the outstanding share capital or voting stock of the Company. This summary is based (i) upon current U.K. tax law and U.K. Inland Revenue practice and U.S. law and U.S. Internal Revenue Service (“IRS”) practice, including the Internal Revenue Code of 1986, as amended (the “Code”), Treasury regulations, rulings, judicial decisions and administrative practice, all as currently in effect, and all of which are subject to change or changes in interpretation, possible with retroactive effect, (ii) upon the U.K. – U.S. Income Tax Convention that entered into force on April 25, 1980, as amended by Protocols, and as in effect on January 1, 2003 (the “1980 Convention”), and the U.K. – U.S. Convention relating to estate and gift taxes as in effect on the date of this Annual Report and (iii) in part upon representations of the Depositary and assumes that each obligation provided for in or otherwise contemplated by the Deposit Agreement and any related agreement will be performed in accordance with their respective terms.

     U.S. Holders should be aware that a new U.K. – U.S. Income Tax Convention entered into force on March 31, 2003 (the “New Convention”) and generally will have effect in respect of dividends paid on or after May 1, 2003. However, a U.S. Holder entitled to benefits under the 1980 Convention may elect to have the provisions of the 1980 Convention continue for an additional twelve months if the election to apply the 1980 Convention would result in greater benefits to the Holder. If a U.S. Holder were to make an effective election, the discussion below with respect to dividend payments made pursuant to the 1980 Convention would continue to apply to dividends paid by the Company prior to May 1, 2004. The discussion below notes the instances where the relevant provisions of the New Convention will produce a materially different result for a U.S. Holder. U.S. Holders should note that certain articles in the New Convention limit or restrict the ability of a U.S. Holder to claim benefits under the New Convention and that similar provisions were not contained in the 1980 Convention. U.S. Holders should consult their own tax advisor concerning the applicability of both Conventions.

     The following summary of certain U.S. federal income tax considerations does not address all of the tax consequences to certain categories of U.S. Holders who may be subject to special rules (such as U.S. expatriates, insurance companies, regulated investment companies, tax-exempt organizations, financial institutions, persons subject to the alternative minimum tax, securities broker-dealers or U.S. Holders who hold Ordinary Shares or ADSs as part of a hedging or conversion transaction) and U.S. Holders whose functional currency for U.S. tax purposes is not the U.S. dollar. The following summary of certain U.K. tax considerations does not address the tax consequences to a U.S. Holder (i) that is resident (or, in the case of an individual, ordinarily resident) in the United Kingdom for U.K. tax purposes, (ii) whose holding of Ordinary Shares or ADSs is effectively connected with a permanent establishment in the United Kingdom through which such U.S. Holder carries on business activities or, in the case of an individual, who performs independent personal services with a fixed base situated therein, or (iii) that is a corporation, which alone or together with one or more associated corporations, controls, directly or indirectly, 10% or more of the voting stock of the Company. Holders are urged to consult their own tax advisors as to the consequences under U.K., U.S. federal, state and local, and other foreign laws, of the ownership and disposition of Ordinary Shares or ADSs.

     For U.S. federal income tax purposes and for purposes of both Conventions, beneficial owners of ADSs will be treated as the owners of the underlying Ordinary Shares attributable thereto and the discussion of U.S. federal income tax consequences to holders of ADSs applies equally to holders of Ordinary Shares, and the discussion applicable to Ordinary Shares is equally applicable to ADSs.

Taxation of Distributions

     Under current U.K. tax legislation, no U.K. tax will be withheld from dividend payments made by the Company.

     Under the 1980 Convention, subject to certain exceptions, a U.S. Holder is entitled to receive a payment from the U.K. Inland Revenue equal to the tax credit which the recipient would have been entitled to had the dividend been received by an individual resident in the U.K. for U.K. tax purposes (currently equal to 1/9th of the cash dividend paid by the Company) (a “Convention payment”). The total of the cash dividend and the Convention payment is, however, reduced by a withholding tax that, under the 1980 Convention, cannot exceed 15% of the aggregate amount paid. At current rates, the withholding tax entirely eliminates the Convention payment. No withholding in excess of the Convention payment is, however, imposed in respect of the distribution. For example, (and solely for illustrative purposes) a U.S. Holder entitled to a dividend of £90 would be entitled to a gross Convention payment of £10 but the entire £10 payment will be eliminated by U.K. withholding tax, resulting in a net receipt of £90.

     Under the New Convention, which generally applies with respect to dividends paid on or after May 1, 2003 (unless an effective election is made to extend the applicability of the 1980 Convention), there will be no right to receive a Convention payment in respect of a dividend.

     The gross amount of dividends (including additional income arising from a foreign tax credit claim as described below) paid to a U.S. Holder with respect to ADSs and Ordinary Shares will be taxable as ordinary income for U.S. federal income tax purposes to the extent paid out of current or accumulated earnings and profits of the Company, as determined under U.S. federal income tax principles. To the extent that a distribution exceeds the current and accumulated earnings and profits of the Company, it will be treated as a non-taxable return of capital to the extent of the U.S. Holder’s adjusted tax basis in the Ordinary Shares or ADSs and thereafter as a capital gain. Dividends paid by the Company generally will be treated as foreign source dividend income and will not be eligible for the dividends-received deduction generally allowed to corporate shareholders under the Code.

     For U.S. federal income tax purposes, the amount of any distribution will equal the U.S. dollar value of the payment, which, in the case of a distribution paid in pounds sterling (or other foreign currency) will be based on the spot rate in effect on the date of receipt by the U.S. Holder or, in the case of ADSs, by the Depositary. A U.S. Holder will have a basis in any pounds sterling (or other foreign currency) distributed, for U.S. federal income tax purposes, equal to the dollar value of pounds sterling (or other foreign currency) on the date of payment. Any gain or loss recognized upon a subsequent disposition of pounds sterling (or other foreign currency) will generally be U.S.-source ordinary income.

     Dividends paid will be treated as “passive income” or, in the case of certain U.S. Holders, “financial services income”, for purposes of computing allowable foreign tax credits for U.S. federal income tax purposes. Under the 1980 Convention, a U.S. Holder that is eligible for benefits with respect to income derived in connection with the ADSs or Ordinary Shares (each such holder referred to as an “eligible holder”) and that claims the benefits of the 1980 Convention with respect to a dividend will be entitled to a foreign tax credit for the U.K. tax notionally withheld with respect to such dividend. If an eligible U.S. Holder is so entitled, the foreign tax credit would be equal to one-ninth of any dividend received and would give rise to additional dividend income in the same amount. Each eligible U.S. Holder that relies on the 1980 Convention to claim a foreign tax credit under these circumstances must file IRS Form 8833 (Treaty-Based Return Position Disclosure) disclosing this reliance with its U.S. federal income tax return for the year in which the foreign tax credit is claimed. In order to obtain this benefit in a particular year, a U.S. Holder generally must elect to claim the credit with respect to all foreign taxes paid (or treated as paid) in that year. U.S. Holders are advised that under the New Convention there will be no Convention payment and no notional U.K. withholding tax applied to a dividend payment. Therefore, it will not be possible to claim a foreign tax credit in respect of any dividend payment made by the Company on or after May 1, 2003 (or May 1, 2004 in the case of a Holder who effectively elects to extend the applicability of the 1980 Convention as described above). The rules governing the foreign tax credit are complex. U.S. Holders should consult their own tax advisors to determine whether they are eligible for benefits under the 1980 Convention and the New Convention, whether, and to what extent, a foreign tax credit will be available with respect to dividends received from the Company, and whether it may be advisable in light of the Holder’s particular circumstances to elect to have the provisions of the 1980 Convention continue in force until May 1, 2004.

Sale or Other Disposition of Ordinary Shares or ADSs

     U.K. capital gains tax (or, for companies, corporation tax on chargeable gains) generally applies to the disposition of Ordinary Shares or ADSs, but only with respect to individuals resident or ordinarily resident and to companies resident in the United Kingdom and to persons not so resident but carrying on a trade, profession or vocation in the United Kingdom through a branch, agency or permanent establishment where such Ordinary Shares or ADSs were used in or held for that trade, profession or vocation or that branch, agency or permanent establishment. As a result, the sale by a person resident in the United States not carrying on a trade, profession or vocation in the United Kingdom and not resident or ordinarily resident in the United Kingdom of his Ordinary Shares or ADSs should not be subject to U.K. capital gains tax (or corporation tax on chargeable gains).

     For U.S. federal tax purposes, a U.S. Holder will generally, upon the sale or exchange of an ADS or an Ordinary Share, recognize a capital gain or a loss in an amount equal to the difference between the U.S. dollar value of the amount realized and the U.S. Holder’s adjusted tax basis in the ADS or Ordinary Share. Such gain or loss generally will be a U.S. source capital gain or loss, and will be a long-term capital gain or loss if the ADS or Ordinary Share was held for more than one year. In the case of a U.S. Holder who is an individual, capital gains will generally be subject to U.S. federal income tax at preferential rates if specified minimum holding periods are met. The deductibility of capital losses is subject to significant limitations.

     The surrender of ADSs in exchange for Ordinary Shares will not be taxable for the purposes of U.S. federal income tax. Accordingly, U.S. Holders will not recognize any gain or loss upon such surrender.

Recent U.S. Tax Law Changes Applicable to Individuals

     Recent U.S. tax legislation generally has reduced the rates of tax payable by individuals (as well as certain trusts and estates) on many items of income. Under the Jobs and Growth Tax Relief Reconciliation Act of 2003 (the “2003 Act”), the marginal tax rates applicable to ordinary income generally have been lowered effective January 1, 2003. Furthermore, for capital assets held for over one year and sold or exchanged on or after May 6, 2003 but in taxable years beginning before January 1, 2009, the maximum rate of tax generally will be 15% (rather than the higher rates of tax generally applicable to items of ordinary income). Finally, “qualified dividend income” received in taxable years beginning after December 31, 2002 and beginning before January 1, 2009, generally will be taxed at the rates applicable to these capital gains (i.e. a maximum rate of 15%) rather than the rates applicable to other items of ordinary income. For this purpose, “qualified dividend income” generally includes dividends received from U.S. corporations as well as from certain non-U.S. corporations. The exact extent to which dividends paid by non-U.S. corporations will constitute “qualified dividend income” and the effect of such status on the ability of a taxpayer to utilize associated foreign tax credits is not entirely clear at present, but it is anticipated that a number of uncertainties will be clarified through administrative pronouncements throughout the remainder of 2003. In the meantime, investors are urged to consult their own tax advisors regarding the impact on their particular situations of the provisions of the 2003 Act.

Estate and Gift Tax

     The United Kingdom has a system of taxation, known as inheritance tax (the equivalent of U.S. estate and gift tax), which imposes, under certain circumstances, a tax on the transfer of Ordinary Shares or ADSs by gift or by inheritance. However, the current estate and gift tax convention between the United States and the United Kingdom (the “Estate Tax Convention”) generally relieves a U.S. Holder from the U.K. inheritance tax where such holder is domiciled for the purposes of the Estate Tax Convention in the United States and is not a national of the United Kingdom. This exemption will not apply if the Ordinary Shares or ADSs are part of the business property of an individual’s permanent establishment in the United Kingdom or pertain to a fixed base in the United Kingdom. U.S. resident holders of Ordinary Shares or ADSs will generally be subject to the normal U.S. gift or estate tax rules. In the unusual case where Ordinary Shares or ADSs are subject to both the U.K. inheritance tax and U.S. gift or estate tax, the Estate Tax Convention generally provides for a tax credit under the rules enumerated in the Estate Tax Convention.

U.K. Stamp Duty and Stamp Duty Reserve Tax (“Transfer Taxes”)

     A written transfer on the sale of Ordinary Shares will be subject to stamp duty of 0.5% of the stampable consideration for that sale. An agreement for the transfer of Ordinary Shares will be subject to stamp duty reserve tax of 0.5% of the consideration provided for in that agreement.

     The transfer of Ordinary Shares to the Depository in exchange for an ADS is subject to Transfer Taxes in an amount equal to 1.5% of the value of such shares. Under existing U.K. law, Transfer Taxes will not normally be payable on any transfer of an ADS provided that any instrument by which the ADS is transferred is executed outside the United Kingdom and remains outside the United Kingdom.

     Transfer Taxes will generally be imposed when the Ordinary Shares represented by an ADS and held by the Depository are subsequently transferred by the Depository upon the surrender of such ADS. The amount of the Transfer Taxes will be £5 per instrument of transfer provided the person to whom the transfer of those Ordinary Shares is made is the original owner of the ADS.

Passive Foreign Investment Company (“PFIC”)

     The Company currently does not believe that it is a PFIC for U.S. federal income tax purposes. However, that is a matter which must be determined annually as of the close of each fiscal year and therefore is subject to change. U.S. Holders are urged to consult their individual tax advisors regarding possible consequences of PFIC status.

U.S. Information Reporting and Backup Withholding

     Dividend payments on the ADSs or Ordinary Shares and proceeds from the sale or other disposition of ADSs or Shares may be subject to information reporting to the IRS and possible U.S. backup withholding at a current rate of 28%. Backup withholding will not apply, however, to a holder who furnishes a correct taxpayer identification number, certificate of foreign status or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status generally must provide such certification on IRS Form W-9 (Request for Taxpayer Identification Number and Certification). Non-U.S. holders generally will not be subject to U.S. information reporting or backup withholding. However, such holders may be required to provide certification of non-U.S. status in connection with payments received in the United States or through certain U.S. related financial intermediaries.

     Backup withholding is not an additional tax. Any amounts withheld as backup withholding may be credited against a U.S. Holder’s U.S. federal income tax liability, and a U.S. Holder may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS and furnishing any required information.

F. DIVIDENDS AND PAYING AGENTS

     Not Applicable.

G. STATEMENT BY EXPERTS

     Not Applicable.

H. DOCUMENTS ON DISPLAY

     We file annual reports and other information with the SEC. You may read and copy such reports and information at the SEC’s public reference room at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room. In addition, copies of such reports and information may be obtained through the SEC internet address at http://www.sec.gov.

I. SUBSIDIARY INFORMATION

     Not Applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Introduction

     UBM is exposed to market risk, including movements in interest rates and currency exchange rates. UBM’s central treasury department is responsible for managing the Group’s funds and for the overall monitoring and control of financial risks arising from the Group’s activities. Treasury policies are agreed by the board, which has also issued guidelines on the use of financial instruments. The Group does not undertake speculative transactions.

     A discussion of UBM’s accounting policies for derivative instruments is included under “Group Accounting Policies” in our consolidated financial statements and further disclosure on financial instruments is included in note 21 to our consolidated financial statements.

Interest rate risk management

     The Group is exposed to movements in interest rates. Interest rate exposure is managed by using fixed rate borrowings and financial instruments, such as interest rate swap contracts. These instruments allow UBM to select its preferred level of fixed rate debt. To maximize flexibility the guidelines issued by the board do not stipulate a minimum proportion of net debt must be at a fixed interest rate.

     At December 31, 2002, £285.4 million out of the total gross debt of £599.5 million was at floating rates (47.6% of gross debt). Based on the net cash position at December 31, 2002, if interest rates were to increase by 1% net interest income would increase by approximately £2.5 million in 2003. Floating rate financial liabilities comprise borrowings which bear interest at rates based on the London Inter-Bank Offered Rate (LIBOR) plus a margin for each relevant currency for periods between one and six months and bank overdrafts which incur interest at local prevailing rates.

Foreign exchange management

     UBM’s foreign exchange transaction exposures are covered as they arise, generally using forward foreign exchange contracts. For currencies in which there is an active market Group policy is to hedge all known committed foreign currency receivables and payables. UBM does not hedge profit translation exposures as these are accounting rather than cash exposures. However, foreign currency borrowings are used where appropriate to provide an economic hedge against investments in overseas territories. The gain or loss on the hedge is recognized at the same time as the underlying transaction. The notional amount of foreign exchange forward contracts at December 31, 2002 hedging transaction exposures was £1.0 million. The majority of these contracts related to sterling / U.S. dollar.

     The pound sterling strengthened during 2002 resulting in a negative impact on reported income in 2002 compared to 2001. UBM’s current estimated translation sensitivity to fluctuations of the pound sterling is such that it records losses or gains of approximately £0.2 million of operating income when the pound sterling appreciates or depreciates by 1% on average against all of the currencies in which its subsidiaries record income.

Equity Price Risk

     The existing £180 million 6.125% subordinated convertible bonds were called on December 27, 2001 and repaid at par plus accrued interest on January 28, 2002.

     On December 19, 2001 United Business Media (Jersey) Limited, a wholly owned subsidiary of the Company, issued a five year $400 million 2.375% convertible bond, primarily to refinance the Company’s existing £180 million 6.125% subordinated convertible bonds. The remaining net proceeds were used for general corporate purposes, including the refinancing of the previous acquisitions.

     The fixed annual coupon interest rate of the $400 million bonds is 2.375% payable semi-annually and the bonds are convertible into preference shares of United Business Media (Jersey) Limited at any time on or after March 19, 2002 and at any time up to the seventh calendar day before the date fixed for redemption. The preference shares will, in turn, be exchangeable immediately for ordinary shares in the Company.

     United Business Media (Jersey) Limited may redeem all the bonds at their principal amount, together with accrued interest:

•	at any time after December 19, 2004 if the market price per ordinary share on each of the dealing days in any period of 30 days ending not earlier than 14 days prior to the giving of the notice of redemption has been at least 130% of the Exchange Price on such dealing day; or

•	at any time if 85% or more of the aggregate principal amount of the bonds originally issued shall have been previously purchased and cancelled, redeemed or converted.

     Convertible bondholders may put the bond back to United Business Media (Jersey) Limited for par on December 19, 2004.

     Current asset investments and fixed asset investments include both listed and unlisted investments. The directors consider that unlisted investments are stated at their approximate fair value based on internal evaluation analyses. The listed investments have a carrying value of £594.8 million (2001: £592.8 million) and their fair value is £594.8 million (2001: £592.8 million), based on quoted market security prices for those investments.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

     Not Applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

     None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

     Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

     The Chief Executive Officer and Chief Financial Officer, after evaluating the effectiveness of the Group’s disclosure controls and procedures (as defined in U.S. Exchange Act Rules 13a-15(c)) within 90 days of the date of this Form 20-F Annual Report, have concluded that, as of such date, the Group’s disclosure controls and procedures were effective to ensure that material information relating to the Group was made known to them by others within the Group particularly during the period in which this Form 20-F was being prepared.

     There were no significant changes in the Group’s internal controls or in other factors that could significantly affect these controls, nor were there any significant deficiencies or material weaknesses in the Group’s internal controls requiring corrective actions, subsequent to the date the Chief Executive Officer and Chief Financial Officer completed their evaluation. The Group continuously reviews its internal controls and procedures with a view to improving and strengthening them. Current changes to procedures and controls that are being implemented include centralizing accounting for CMPi, relocating NOP’s central finance unit from the UK to the USA, strengthening PRN’s accounting function and increasing and focusing the resources of internal audit.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

     Not applicable.

ITEM 16B. CODE OF ETHICS

     Not applicable.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

     Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

     We have responded to Item 18 in lieu of responding to this Item.

79

ITEM 18: FINANCIAL STATEMENTS

The following financial statements, together with the related auditors’ reports are filed as part of this Annual Report.

Page

Reports and consents of Independent Auditors	F-1 – F- 2
United Business Media plc U.K. consolidated financial statements	F-3 - F-73
- Consolidated Profit and Loss Accounts for the three years in the period ended December 31, 2002	F-3
- Consolidated Balance Sheets at December 31, 2001 and 2002	F-4
- Consolidated Cash Flow Statements for the three years in the period ended December 31, 2002	F-5 – F-6
- Statement of total recognized gains and losses for the three years in the period ended December 31, 2002	F-7
- Reconciliation of movements in group shareholders’ funds for the three years in the period ended December 31, 2002	F-7
- Notes to consolidated financial statements	F-8 – F-73

ITEM 19. EXHIBITS

Exhibit number	Description

1.1*	Memorandum and New Articles of Association of United Business Media plc.

4.1*	Agreement and plan of merger dated April 28, 1999 between United News & Media plc, Miller Freeman Worldwide plc, MFW Acquisition Corp. and CMP Media, Inc.

4.2*	Stock purchase agreement dated February 25, 2000 made between UBM, UBM’s subsidiaries: United Business Information B.V. and Ludgate Holdings GmbH (together the “sellers”) and Getty Images, Inc. relating to the disposal of the entire issued share capitals of Visual Communications Group Holdings Limited, Definitive Stock, Inc., VCG Holdings LLC and VCG Deutschland GmbH.

4.3*	Stock purchase agreement dated May 8, 2000 between Consumer Publishing Holdings, Inc., UAP Intermediate Holdings, Inc., United Consumer Publishing BV, United News & Media Group Limited (the “Sellers”) and Trader Publishing Company relating to the disposal of the entire issued share capital of UAP Delaware Inc., United Parenting Publications, Inc., National Titles, Inc., and UAPnet.

4.4*	Stock purchase agreement dated July 17, 2000 between VNU, Inc., VNU Business Media, Inc., Miller Freeman, Inc. and UN Nederland BV relating to the disposal of the entire issued share capital of MFI Holdings, Inc.

4.5*	An agreement for the sale and purchase of shares dated July 25, 2000 between Reed Elsevier plc, Reed Elsevier France SA, United Business Media BV, United Business Services BV, Miller Freeman Worldwide plc, UN Nederland BV and United News & Media Group Limited relating to the disposal of the entire issued share capital of Groupe Miller Freeman SAS, Gruppo Blenheim Srl, Miller Freeman Italia Srl, Ludgate Holdings GmbH and Miller Freeman Iberia SA and a 58% interest in Miller Freeman AB.

4.6*	Framework agreement dated July 28, 2000 between United News & Media plc and Granada Media plc where UBM agreed to merge its TV Assets with Granada.

4.7*	Agreement for the sale and purchase of shares of Express Group dated November 22, 2000 between Northern & Shell Media Limited, Northern & Shell Media Holdings Limited, Ludgate Administration No. 1 Limited, United Regional Newspapers Limited and United News & Media Group Limited relating to the disposal of the entire issued share capital of Express Newspapers and Broughton Printers Limited.

4.8*	United Business Media 2000 Executive Share Option Scheme.

4.9*	United Business Media 2000 Senior Executive Equity Participation Plan.

4.10*	Long Term Incentive Plan.

4.11	Service contracts for directors and executive officers

8.1	List of significant subsidiaries – refer to Annual Report “Item 4.C. Information on the Company–Organizational Structure”. A full listing of subsidiaries will be provided upon request.

9.1	Certifications provided in accordance with Section 906 of the Sarbanes-Oxley Act

9.2	Consent of independent auditors – PricewaterhouseCoopers

*	Incorporated by reference from United Business Media plc’s registration statement on Form 20-F, File No: 0-15742, as filed with the Securities and Exchange Commission on July 2, 2001.

UNITED BUSINESS MEDIA plc
REPORT OF INDEPENDENT AUDITORS

To: The Board of Directors
 United Business Media plc

We have audited the accompanying consolidated balance sheet of United Business Media plc as at December 31, 2002, and the related consolidated profit and loss account and statements of total recognized gains and losses, cash flows and movements in shareholders’ funds for the year then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with United Kingdom auditing standards and United States generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, based on our audit, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of United Business Media plc at December 31, 2002 and the consolidated results of its operations and its consolidated cash flows for the year then ended in conformity with accounting principles generally accepted in the United Kingdom which differ in certain respects from those generally accepted in the United States (see note 34 of Notes to the Financial Statements).

ERNST & YOUNG LLP
 London, England
 February 28, 2003

CONSENT OF INDEPENDENT AUDITORS

We consent to the incorporation by reference in the Registration Statements (Forms S-8 Nos 333-64778, 333-64782 and 333-64774) pertaining to the United Business Media plc employee benefit plans listed on the facing sheets thereof of our report dated February 28, 2003, with respect to the consolidated financial statements of United Business Media plc included in its Annual Report (Form 20-F) for the year ended December 31, 2002.

ERNST & YOUNG LLP
 London, England
 June 27, 2003

UNITED BUSINESS MEDIA plc
REPORT OF INDEPENDENT CHARTERED ACCOUNTANTS

To: The Board of Directors and Shareholders
 United Business Media plc

In our opinion, the consolidated balance sheet as of December 31, 2001 and the related consolidated profit and loss account, consolidated statements of cash flows and of total recognized gains and losses for each of the two years in the period ended December 31, 2001 present fairly, in all material respects, the financial position, results of operations and cash flows of United Business Media plc (“the company”) and its subsidiaries at December 31, 2001 and for each of the two years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United Kingdom. These financial statements are the responsibility of the company’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion. We have not audited the consolidated financial statements of United Business Media plc for any period subsequent to December 31, 2001.

Accounting principles generally accepted in the United Kingdom vary in certain significant respects from accounting principles generally accepted in the United States. The application of the latter would have affected the determination of consolidated profits for each of the two years in the period ended December 31, 2001, and the determination of consolidated shareholders’ funds at December 31, 2001 and 2000 to the extent summarized in note 34 to the consolidated financial statements.

As discussed in ‘Group Accounting Policies – Basis of Accounting’ and the ‘Prior year adjustment’ section of note 24 to the consolidated financial statements titled ‘Share premium account and reserves’, the accompanying financial statements for the years ended December 31, 2001 and 2000 have been restated.

PricewaterhouseCoopers
 Chartered Accountants and Registered Auditors
 London

March 5, 2002 except for the effects of the restatements discussed in ‘Group Accounting Policies – Basis of Accounting’ and the ‘Prior year adjustment’ section of note 24 to the consolidated financial statements titled ‘Share premium account and reserves’ for which the date is June 27, 2003.

UNITED BUSINESS MEDIA PLC
Consolidated Profit and Loss Account

		Year ended December 31

		As restated	As restated
Notes		2000	2001	2002
		£m	£m	£m

1	Turnover – group and share of joint ventures
	Continuing operations	1,069.6	959.4	819.2
	Discontinued operations	1,036.8	6.2	-

		2,106.4	965.6	819.2
	Less share of joint ventures’ turnover	(131.4)	(33.1)	(25.8)

	Group turnover	1,975.0	932.5	793.4

	Group operating profit/ (loss)
	Continuing operations	(11.6)	(507.3)	(227.2)
	Discontinued operations	9.8	(15.1)	-

		(1.8)	(522.4)	(227.2)

5	Share of operating profit/ (loss) in joint ventures and associates
	Continuing operations	4.4	3.5	1.6
	Discontinued operations	(23.0)	(5.4)	-

		(18.6)	(1.9)	1.6
4	Income from other fixed asset investments	4.9	4.3	10.4

1	Total operating loss	(15.5)	(520.0)	(215.2)

6	Profit/ (loss) on sale and closure of businesses
	Continuing operations	-	(32.9)	-
	Discontinued operations	2,081.5	(18.6)	(14.0)

		2,081.5	(51.5)	(14.0)

	Profit/ (loss) on ordinary activities before interest	2,066.0	(571.5)	(229.2)
7	Net interest (expense)/ income	(43.0)	35.8	10.1
31	Other finance income/ (expense)	10.1	(1.5)	(2.1)

	Profit/ (loss) on ordinary activities before tax	2,033.1	(537.2)	(221.2)
8	Tax on profit/ (loss) on ordinary activities	(251.1)	(25.0)	(16.0)

	Profit/ (loss) on ordinary activities after tax	1,782.0	(562.2)	(237.2)
	Equity minority interests	(8.9)	(2.0)	(1.8)

	Profit/ (loss) for the financial year	1,773.1	(564.2)	(239.0)
9	Dividends-equity	(112.1)	(39.8)	(23.6)
	Dividends-non-equity	-	(325.3)	(0.6)

		(112.1)	(365.1)	(24.2)

24	Retained profit/ (loss) for the financial year	1,661.0	(929.3)	(263.2)

	Earnings/ (loss) per share (pence)
10	-before amortization of intangible assets and exceptional items	28.4	17.9	16.5
10	-basic	353.7	(146.3)	(71.6)
10	-diluted	337.5	(146.3)	(71.6)

     The notes to the financial statements form part of the financial statements. Variations from accounting principles generally accepted in the United States are set out in note 34.

UNITED BUSINESS MEDIA PLC
Consolidated Balance Sheets

		At December 31

		As restated
		2001	2002
Notes		£m	£m

	Fixed assets
11	Intangible assets	736.8	442.7
12	Tangible Assets	84.8	67.3
13	Investments in joint ventures
	-share of gross assets	18.5	17.2
	-share of gross liabilities	(3.1)	(4.4)

	Investments in joint ventures	15.4	12.8
	Investments in associated undertakings	0.2	0.2
	Other investments	155.9	169.5

		993.1	692.5

	Current assets
14	Stocks	17.0	16.6
15	Debtors — due within one year	210.8	163.3
16	Investments	2.4	1.5
16	Short term liquid funds	592.8	594.8
27	Cash at bank and in hand	353.0	96.7

		1,176.0	872.9
17	Accounts payable: amounts falling due within one year	(639.2)	(605.9)

	Net current assets	536.8	267.0

	Total assets less current liabilities	1,529.9	959.5

	Accounts payable: amounts falling due after one year
18	Bank and other loans	(424.8)	(338.5)
19	Accounts payable	(23.5)	(13.3)
20	Convertible debt	(434.5)	(245.0)

		(882.8)	(596.8)

22	Other provisions for liabilities and charges	(41.0)	(58.5)

	Net assets excluding pension liability	606.1	304.2

31	Pension liability	(41.0)	(90.9)

	Net assets including pension liability	565.1	213.3

	Capital and reserves
23	Called up share capital	95.9	84.5
24	Share premium account	305.8	308.5
24	Merger reserve	31.3	31.3
24	Other reserves	156.2	167.8
24	Profit and loss account	(26.2)	(380.8)

	Shareholders’ funds (including non-equity interests)	563.0	211.3
	Equity minority interests	2.1	2.0

	Capital employed	565.1	213.3

	Equity shareholders’ funds	550.8	210.7
	Non-equity shareholders’ funds	12.2	0.6

	Shareholders’ funds	563.0	211.3

     The notes to the financial statements form part of the financial statements. Variations from accounting principles generally accepted in the United States are set out in note 34.

UNITED BUSINESS MEDIA PLC
Consolidated Cash Flow Statements

		Year ended December 31

		2000	2001	2002
Notes		£m	£m	£m

26	Net cash inflow from operating activities	112.0	14.7	55.5
	Dividends received from joint ventures and associated undertakings	7.7	1.0	0.9
	Returns on investments and servicing of finance
	Interest received	43.0	79.4	45.5
	Interest paid	(74.6)	(55.8)	(41.1)
	Dividends paid to minority shareholders	(5.4)	(1.9)	(1.9)
	Dividends paid to non-equity shareholders	-	(324.6)	(0.9)
	Income from other fixed asset investments	4.9	4.3	13.6
	Finance costs incurred in raising debt	-	(4.3)	-

	Net cash (outflow)/inflow from returns from investments and servicing of finance	(32.1)	(302.9)	15.2
	Taxation
	U.K. corporation tax (paid)/ received (including ACT)	(8.0)	15.3	3.4
	Overseas tax paid	(73.6)	(19.4)	11.9

	Taxation (paid)/received	(81.6)	(4.1)	15.3
	Capital expenditure and financial investment
	Purchase of tangible fixed assets	(39.0)	(31.7)	(10.9)
	Proceeds from sale of tangible fixed assets	76.5	4.0	1.0
	Purchase of other intangible assets	-	(2.4)	(0.3)
	Proceeds from sale of investments	6.0	1.7	-
	Purchase of investments	(19.6)	(79.2)	(11.9)
	Loans to joint ventures and associated undertakings	(37.4)	-	-

	Net cash outflow from capital expenditure and financial investment	(13.5)	(107.6)	(22.1)
28,29	Acquisitions and disposals
	Purchase of subsidiary undertakings and businesses	(8.0)	(127.8)	(1.3)
	Net cash acquired with subsidiary undertakings and businesses	-	10.4	-
	Investments in joint ventures and associated undertakings	(80.7)	(7.3)	(0.1)
	Proceeds from sale of joint ventures and associated undertakings	-	22.3	-
	Proceeds from sale of subsidiary undertakings (net of cash sold)	3,167.1	-	-
	Exceptional costs incurred on sale and closure of operations	(65.3)	(5.7)	(19.0)

	Net cash inflow/(outflow) from acquisitions and disposals	3,013.1	(108.1)	(20.4)
	Equity dividends paid to shareholders	(111.4)	(93.2)	(13.5)

	Net cash inflow/(outflow) before use of liquid resources and financing	2,894.2	(600.2)	30.9
	Management of liquid resources
	(Purchase)/ sale of current asset investments	(1,066.2)	469.0	(42.4)
	Cash (put on)/ taken off short term deposits	(1,059.3)	755.1	264.4

	Net cash (outflow)/inflow from management of liquid resources	(2,125.5)	1,224.1	222.0
	Financing
	Proceeds from issue of ordinary share capital	29.5	6.6	2.9
	Return of capital to shareholders (including costs)	-	(901.3)	(7.4)
	Proceeds from issue of convertible bond	-	274.8	-
	Repurchase of bond	-	(14.6)	(164.0)
	(Decrease)/ increase in bank loans	(785.1)	0.2	(47.8)
	Repayment of loan stock	(3.2)	(1.7)	(23.6)

	Net cash (outflow) from financing	(758.8)	(636.0)	(239.9)

	Increase/ (decrease) in cash in the period	9.9	(12.1)	13.0

     Liquid resources include term deposits and government and corporate securities.

     The notes to the financial statements form part of the financial statements. Variations from accounting principles generally accepted in the United States are set out in note 34.

UNITED BUSINESS MEDIA PLC
Consolidated Cash Flow Statements

	Year ended December 31

	2000	2001	2002
	£m	£m	£m

Reconciliation of net cash flow to movement in net cash/(debt)

Increase/ (decrease) in cash in the period	9.9	(12.1)	13.0
Cash outflow/ (inflow) from decrease/ (increase) in debt and lease financing (including finance costs)	788.3	(254.2)	235.4
Cash outflow/ (inflow) from (decrease)/ increase in liquid resources	2,125.5	(1,224.1)	(222.0)

Changes in net (debt)/cash resulting from cash flows	2,923.7	(1,490.4)	26.4
Movement in net cash from sale and purchase of subsidiaries	1.2	-	-
Other non-cash movements	(1.3)	(2.0)	(6.2)
Translation difference	(65.9)	(11.3)	24.0

Movement in net (debt)/cash in period	2,857.7	(1,503.7)	44.2
Opening net (debt)/cash	(1,304.7)	1,553.0	49.3

Closing net cash	1,553.0	49.3	93.5

     Liquid resources include term deposits and government and corporate securities.

     The notes to the financial statements form part of the financial statements. Variations from accounting principles generally accepted in the United States are set out in note 34.

UNITED BUSINESS MEDIA PLC
Statement of total recognized gains and losses

	Year ended December 31

	As restated	As restated	2002
	2000£m	2001£m	£m

Profit/ (loss) for the financial year	1,773.1	(564.2)	(239.0)
Unrealized profit on the sale of assets to associated undertaking	4.0	—	—
Currency translation differences on foreign currency net investments:
Group	29.1	16.2	(32.5)
Joint ventures	(0.2)	(0.1)	(0.9)
Associates	(2.4)	(0.1)	-
Actuarial loss recognized in the pension schemes	(34.1)	(49.0)	(50.6)

Other recognized losses for the year	(3.6)	(33.0)	(84.0)

Total recognized gains and (losses) for the year	1,769.5	(597.2)	(323.0)

Prior year adjustment – Implementation of FRS 17 (see note 24)	—	—	(48.9)

Total gains and losses recognized since last annual report	1,769.5	(597.2)	(371.9)

     The historical cost profit/(loss) is not materially different from the reported profit/(loss), in any of the three years.

Reconciliation of movements in group shareholders’ funds

	Year ended December 31

	As restated	As restated
	2000	2001	2002
	£m	£m	£m

Opening shareholders’ funds	642.8	2,423.9	611.9
Prior year adjustment	90.3	(3.9)	(48.9)

Opening shareholders’ funds restated	773.1	2,420.0	563.0
Profit/ (loss) for the financial year	1,773.1	(564.2)	(239.0)
Equity dividends	(112.1)	(39.8)	(23.6)
Non-equity dividends on B shares (see note 9)	—	(325.3)	(0.6)

	2,394.1	1,490.7	299.8
Other recognized losses for the year	(3.6)	(33.0)	(84.0)
New share capital subscribed	29.5	6.6	2.9
Return of capital to shareholders (see note 23)	—	(901.3)	(7.4)

Closing shareholders’ funds	2,420.0	563.0	211.3

     The notes to the financial statements form part of the financial statements. Variations from accounting principles generally accepted in the United States are set out in note 34.

UNITED BUSINESS MEDIA PLC

Group Accounting Policies

Basis of accounting

     The financial statements have been prepared under the historical cost convention, in accordance with applicable Accounting Standards in the United Kingdom. With the exception of the matters referred to below, the financial statements have been prepared on a basis consistent with previous years.

     In preparing the financial statements for the current year, the group has adopted FRS 19 “Deferred Tax” which has resulted in a change of accounting policy for deferred tax. The implementation of this standard has had no material impact on the results or balance sheet of the group and accordingly, no prior year adjustment is required.

     The Group has adopted FRS17 ‘Retirement benefits’ in these financial statements. The adoption of these standards represents a change in accounting policy and the prior year figures have been restated accordingly. Details of the effect of adopting FRS 17 are given in note 24.

Consolidation

     The financial statements include the financial statements of the company and all its subsidiaries, made up to December 31, or within one week of that date, together with the group’s share of the results for the year and of the book values of the net assets and attributable goodwill of joint ventures and associates. The results of subsidiaries and joint ventures and associates acquired or sold during the year are included from or to the effective date of acquisition or disposal.

Turnover

     Turnover, which is stated net of trade discounts, VAT and other sales related taxes, is recognized as follows:

Publishing: advertising revenue is recognized on issue of the publication.

Exhibitions: revenue is recognized when the show has been completed. Deposits received in advance are recorded as deferred income in the balance sheet.

Market research: revenue is recognized on a completed contract basis. Work in progress amounts are recorded in the balance sheet at cost. Syndicated revenues are recognized on completion and any subsequent sales are recognized as they arise.

News distribution: revenue is recognized on message delivery.

Goodwill and intangible fixed assets

     Purchased goodwill is capitalized as an intangible asset and amortized on a straight-line basis over its estimated useful life, which the directors view as being a period generally between six and twenty years based on the nature, age and stability of the industry in which the business operates. Where a business is sold, or where goodwill is considered to have been impaired, the net book value of goodwill or the amount of impaired goodwill, as applicable, is charged through the profit and loss account as part of the profit or loss on disposal or through operating profit in the year of impairment.

     Impairment reviews are carried out at the end of the first full financial year after acquisition and on the occurrence of any event or change in circumstances indicating that there may have been a decline in the carrying value or change in useful life.

UNITED BUSINESS MEDIA PLC

Group Accounting Policies (continued)

Goodwill and intangible fixed assets (continued)

     Following the impairment review in 2001, a reappraisal of estimated useful lives adopted for goodwill and intangible assets has been undertaken. As a result, the estimated useful lives of the goodwill relating to certain businesses have been reduced. The impact of this revision has been to increase the amortization charge for the year by £34 million.

     Other intangible assets comprise certain product rights including licenses and related costs, which are amortized over the shorter of their useful lives or the license period; and publishing rights and titles and purchased Internet domain names and websites, which are amortized on a straight line basis over their estimated useful lives, not exceeding two years.

Tangible fixed assets and depreciation

     Tangible fixed assets are stated at cost. Depreciation is provided on all tangible fixed assets except freehold land. Depreciation rates are calculated so that assets are written down to residual value in equal annual installments over their expected useful lives, which are as follows:

Freehold buildings and long leasehold property	10-70 years
Short leasehold property	Term of lease
General plant, machinery and equipment	5-20 years
Computer equipment	3 years
Motor vehicles	3-5 years

     Software costs are written off as incurred, except for purchases from third parties in respect of major systems. In such cases, the costs are written off over the expected useful life of the asset, not exceeding five years from the date of implementation of the software.

Stocks

     Stocks and work in progress are valued on the first in first out basis at the lower of cost and net realisable value. Cost comprises materials, direct labor and a proportion of attributable production and other overheads.

Operating leases

     Operating lease rentals are charged to the profit and loss account on a straight line basis over the term of the lease.

Investments

     Listed and unlisted investments are stated at the lower of cost and market value or directors’ valuation. Investments in subsidiaries included in the company’s balance sheet are stated at cost or nominal value of shares issued where merger relief is taken, less any provision for impairment. Investments in companies where the group both has a participating interest and exercises significant influence over the entity’s financial and operating policies (through board representation and participation in financial and operating policy decisions) are included as associates under the equity method of accounting. Similarly, investments in companies where the group holds a long-term interest that arises as a result of a contractual arrangement and is jointly controlled by the group and other venturers are included as joint ventures under the gross equity method of accounting. The figures included in the financial statements are based on audited accounts, adjusted where necessary by reference to management accounts for the period up to December 31. Where the accounting policies of associates and/or joint ventures do not conform in all material respects to those of the group, adjustments are made on consolidation.

UNITED BUSINESS MEDIA PLC

Group Accounting Policies (continued)

Deferred tax

     Deferred tax is recognized in respect of all timing differences that have originated but not reversed at the balance sheet date where transactions or events have occurred at that date that will result in an obligation to pay more, or a right to pay less or to receive more, tax, with the following exceptions:

•	Provision is made for taxable gains arising from the revaluation (and similar fair value adjustments) of fixed assets that have been rolled over into replacement assets, only to the extent that there is a binding agreement to dispose of the assets concerned. However, no provision is made where, on the basis of all available evidence at the balance sheet date, it is more likely than not that the taxable gain will be rolled over into replacement assets and charged to tax only where the replacement assets are sold;

•	Provision is made for deferred tax that would arise on remittance of the retained earnings of overseas subsidiaries, associates and joint ventures only to the extent that, at the balance sheet date, dividends have been accrued as receivable; and

•	Deferred tax assets are recognized only to the extent that the directors consider that it is more likely than not that there will be suitable taxable profits from which the future reversal of the underlying timing differences can be deducted.

     Deferred tax is measured on an undiscounted basis at the tax rates that are expected to apply in the period on which timing differences reverse, based on tax rates and laws enacted or substantively enacted at the balance sheet date.

Foreign currencies

     Assets and liabilities denominated in foreign currencies are translated into sterling at the rates of exchange ruling at the date of the balance sheet. The trading results of foreign subsidiary undertakings are translated into sterling at an average of the exchange rates ruling for the year. Differences arising on the retranslation of opening net assets, including goodwill, of foreign subsidiary undertakings and related net foreign currency borrowings used to hedge those assets, and between the translation of the results of those undertakings at average rates and balance sheet rates, are taken to reserves, and are reported in the statement of total recognized gains and losses. All other exchange differences are taken to the profit and loss account.

Pension costs

     The group sponsors a number of defined benefit schemes and defined contribution schemes. The group has adopted FRS17 “Retirement Benefits” in the financial statements, and this has been treated as a change in accounting policy and resulted in an adjustment of the prior year financial statements as described in note 24. For the defined contribution schemes, the profit and loss charge represents the contributions payable to the scheme during the accounting period. The assets of the defined benefit pension schemes are measured at their market value at the balance sheet date and the liabilities of those schemes are measured using the projected unit method. The discount rate used is the current rate of return on an AA corporate bond of equivalent term and currency to the liabilities. The extent to which the schemes’ assets exceed or fall short of their liabilities is shown as a surplus or deficit in the balance sheet to the extent that a surplus is recoverable by the group or that a deficit represents an obligation of the group.

UNITED BUSINESS MEDIA PLC

Group Accounting Policies (continued)

Pension costs (continuing)

     The following is charged to operating profit:

•	the increase in the present value of pension scheme liabilities arising from employee service in the current period;

•	the increase in the present value of pension scheme liabilities as a result of benefit improvements over the period during which such improvements vest; and

•	gains and losses arising on settlements/curtailments.

     A credit in respect of the expected return on the schemes’ assets and a charge in respect of the increase during the period in the present value of the schemes’ liabilities are one period closer to settlement are included in other finance income. Actuarial gains and losses are recognized in the statement of total recognized gains and losses.

Financial instruments

     The group currently uses several types of financial instruments as part of an overall risk management strategy. It does not enter into financial instruments for speculative purposes. The accounting treatment adopted depends upon the risk that is being hedged.

     Interest rate risk associated with net debt is managed centrally by using fixed rate borrowings and financial instruments such as interest rate swaps. Interest differentials under interest rate swaps, forward rate agreements, caps and collars are recognized by adjustment of the underlying interest receivable or payable over the term of the agreement and as such are accrued to the profit and loss account on a time apportioned basis.

     To mitigate the effect of currency translation risks relating to foreign currency denominated net assets, the group uses foreign currency borrowings where appropriate to provide an economic hedge. Gains and losses arising on overseas net assets and the financial instruments used to hedge the associated currency risks are taken to reserves and are reported in the statement of total recognized gains and losses (see “Foreign currencies” above). Currency transaction risks on monetary assets and liabilities and forecast trading flows of the group are hedged in all material respects as they arise, generally using forward foreign exchange contracts. Any gains or losses arising on such arrangements are deferred and recognized in operating profit or as adjustments to carrying amount when the hedged transaction has itself been reflected in the group’s financial statements upon maturity of the contract. The forward premium or discount for these contracts is not accounted for as interest but as part of the hedge achieved. If underlying forecast flows do not materialize as envisaged, the hedges are either reversed or swapped forward to a future financing period. The adjusting hedges are then accounted for through the profit and loss account to match the revised underlying exposure being hedged. Currency options may be purchased to hedge forecast trading flows. These are accounted for in the same manner as the forward foreign exchange contracts above except that the premium paid is deferred to the point of exercise or lapse of the option. See also note 21.

     Interest rate exposure is managed by using fixed rate borrowings and financial instruments such as interest swaps. These instruments allow the group to select its preferred level of fixed rate net debt. To maximize flexibility the guidelines issued by the board do not stipulate that a minimum proportion of net debt must be at a fixed interest rate. Cash is invested with the emphasis on preservation of capital and liquidity, with limits for individual counterparties based on credit ratings.

UNITED BUSINESS MEDIA PLC

NOTES TO THE FINANCIAL STATEMENTS

1.     Business Analysis

	Year ended December 31

		Group		Group		Group
		share of		share of		share of
	Group	joint ventures	Group	joint ventures	Group	joint ventures
	2000	2000	2001	2001	2002	2002
	£m	£m	£m	£m	£m	£m

Turnover by division
Continuing operations:
CMP Media	523.5	8.7	370.4	12.9	252.4	9.0
CMP Asia	40.7	2.9	49.0	3.2	51.1	3.6
CMP Information	130.5	—	130.8	4.2	113.4	4.5
United Advertising Publications	61.1	—	57.4	—	58.1	—

Professional media	755.8	11.6	607.6	20.3	475.0	17.1
News distribution	131.4	8.7	128.0	8.6	105.4	8.7
Market research	162.1	—	194.9	—	213.0	—

Continuing operations	1,049.3	20.3	930.5	28.9	793.4	25.8

Discontinued operations:
CMP Media	149.3	18.2	—	—	—	—
CMP Asia	3.5	—	—	—	—	—
CMP Information	4.7	9.5	2.0	4.2	—	—
Other former professional media	8.6	—	—	—	—	—

Professional media	166.1	27.7	2.0	4.2	—
Former consumer media	759.6	83.4	—	—	—	—

Discontinued operations	925.7	111.1	2.0	4.2	—	—

	1,975.0	131.4	932.5	33.1	793.4	25.8

by geographic market
United Kingdom	921.1	92.9	234.2	8.4	216.6	4.5
North America	948.2	17.4	625.0	21.3	502.2	17.0
Europe and Middle East	59.1	18.0	28.8	0.2	28.1	0.7
Pacific	46.6	3.1	44.5	3.2	46.5	3.6

	1,975.0	131.4	932.5	33.1	793.4	25.8

     Further details on joint ventures and associates reclassified as fixed asset investments at January 1, 2002 and therefore classified as discontinued are given in note 13.

     Turnover analysis is based on turnover by origin. Turnover by destination would not be materially different. Net revenues derived from inter-segmental transactions were £16.1 million in 2002 (2001: £18.1 million, 2000: £19.7 million). This revenue is eliminated fully on consolidation.

UNITED BUSINESS MEDIA PLC

NOTES TO THE FINANCIAL STATEMENTS

1. Business Analysis (continued)

	At December 31

	As restated	2002
Net operating assets by division	2001 £m	£m

CMP Media	337.2	181.9
CMP Asia	21.8	6.6
CMP Information	72.8	29.7
United Advertising Publications	9.8	7.2

Professional media	441.6	225.4
News distribution	70.5	34.2
Market research	129.4	59.7

	641.5	319.3

by geographic market
United Kingdom	60.3	52.6
North America	547.6	258.0
Europe and Middle East	10.3	1.6
Pacific	23.3	7.1

	641.5	319.3

Reconciliation of net operating assets to net assets
Net operating assets	641.5	319.3
Investments	761.6	778.7
Corporation tax	(247.2)	(277.4)
Net borrowings	(545.7)	(502.5)
Proposed dividend	(4.1)	(13.9)
Pension liability	(41.0)	(90.9)

Net assets	565.1	213.3

     Discontinued operations in 2001 include U.K. online business to business and business to customer activities which have been disposed or closed.

     The caption Professional Media has been separately analyzed into its underlying businesses and comparatives have been shown accordingly.

UNITED BUSINESS MEDIA PLC

NOTES TO THE FINANCIAL STATEMENTS

1.     Business analysis (continued)

	Year ended December 31

		Group
		share of	Group share of		Exceptional
	Group	joint ventures	associates	Subtotal	items	Total
	2002	2002	2002	2002	2002	2002
	£m	£m	£m	£m	£m	£m

*Operating profit before amortization of intangible assets by division
Continuing operations:
CMP Media	(9.9)	0.5	—	(9.4)	(11.3)	(20.7)
CMP Asia	13.6	0.1	—	13.7	(0.7)	13.0
CMP Information	12.5	0.2	—	12.7	(5.8)	6.9
United Advertising Publications	12.7	—	—	12.7	(0.8)	11.9

Professional media	28.9	0.8	—	29.7	(18.6)	11.1
News distribution	14.3	3.0	—	17.3	(4.1)	13.2
Market research	17.9	—	—	17.9	(7.3)	10.6

Continuing operations	61.1	3.8	—	64.9	(30.0)	34.9

Discontinued operations (note 1a)	—	—	—	—	—	—

*Operating profit before amortization of intangible assets	61.1	3.8	—	64.9	(30.0)	34.9

Amortization of intangible assets	(133.7)	(2.2)	—	(135.9)	(114.2)	(250.1)

Continuing operations:
*Operating loss by division
CMP Media	(79.3)	(0.7)	—	(80.0)	(71.3)	(151.3)
CMP Asia	(0.5)	—	—	(0.5)	(0.7)	(1.2)
CMP Information	(9.5)	0.2	—	(9.3)	(5.8)	(15.1)
United Advertising Publications	11.7	—	—	11.7	(0.8)	10.9

Professional media	(77.6)	(0.5)	—	(78.1)	(78.6)	(156.7)
News distribution	8.9	2.1	—	11.0	(21.3)	(10.3)
Market research	(3.9)	—	—	(3.9)	(44.3)	(48.2)

Continuing operations	(72.6)	1.6	—	(71.0)	(144.2)	(215.2)

Discontinued operations (note 1a)	—	—	—	—	—	—

*Operating loss	(72.6)	1.6	—	(71.0)	(144.2)	(215.2)

Non-operating exceptional items						(14.0)
Net interest income						8.0

Loss on ordinary activities before tax						(221.2)

by geographic market
United Kingdom	(27.6)	0.5	—	(27.1)	(24.6)	(51.7)
North America	(54.5)	1.9	—	(52.6)	(112.4)	(165.0)
Europe and Middle East	12.5	(0.8)	—	11.7	(7.2)	4.5
Pacific	(3.0)	—	—	(3.0)	—	(3.0)

*Operating loss	(72.6)	1.6	—	(71.0)	(144.2)	(215.2)

Non-operating exceptional items						(14.0)
Net interest income						8.0

Loss on ordinary activities before tax						(221.2)

*	Includes income from other fixed asset investments

     As detailed in note 13, certain joint ventures and associates have been reclassified as other fixed asset investments with effect from January 1, 2001.

     Exceptional items are described in note 6.

UNITED BUSINESS MEDIA PLC

NOTES TO THE FINANCIAL STATEMENTS

1.     Business analysis (continued)

	Year ended December 31

		Group	Group
	As restated	share of	share of	As restated	Exceptional	As restated
	Group	joint ventures	associates	Subtotal	items	Total
	2001	2001	2001	2001	2001	2001
	£m	£m	£m	£m	£m	£m

*Operating profit/ (loss) before amortization of intangible assets by division
Continuing operations:
CMP Media	(8.8)	1.0	—	(7.8)	(37.8)	(45.6)
CMP Asia	13.3	0.1	—	13.4	—	13.4
CMP Information	6.4	0.5	—	6.9	(21.2)	(14.3)
United Advertising Publications	9.4	—	—	9.4	(1.4)	8.0

Professional media	20.3	1.6	—	21.9	(60.4)	(38.5)
News distribution	32.8	3.0	—	35.8	(6.4)	29.4
Market research	24.1	(0.1)	—	24.0	(7.2)	16.8

Continuing operations	77.2	4.5	—	81.7	(74.0)	7.7

Discontinued operations (note 1a)	(15.0)	(3.8)	(1.3)	(20.1)	—	(20.1)

*Operating profit/ (loss) before amortization of intangible assets	62.2	0.7	(1.3)	61.6	(74.0)	(12.4)

Amortization of intangible assets	(136.3)	(1.0)	(0.3)	(137.6)	(370.0)	(507.6)

*Operating loss by division
Continuing operations:
CMP Media	(98.2)	1.0	—	(97.2)	(407.8)	(505.0)
CMP Asia	(17.1)	(0.1)	—	(17.2)	—	(17.2)
CMP Information	3.2	0.5	—	3.7	(21.2)	(17.5)
United Advertising Publications	8.4	—	—	8.4	(1.4)	7.0

Professional media	(103.7)	1.4	—	(102.3)	(430.4)	(532.7)
News distribution	27.9	2.2	—	30.1	(6.4)	23.7
Market research	16.8	(0.1)	—	16.7	(7.2)	9.5

Continuing operations	(59.0)	3.5	—	(55.5)	(444.0)	(499.5)

Discontinued operations (note 1a)	(15.1)	(3.8)	(1.6)	(20.5)	—	(20.5)

*Operating loss	(74.1)	(0.3)	(1.6)	(76.0)	(444.0)	(520.0)

Non-operating exceptional items						(51.5)
Net interest expense						34.3

Loss on ordinary activities before tax						(537.2)

By geographic market
United Kingdom	(32.2)	(3.4)	(1.6)	(37.2)	(94.4)	(131.6)
North America	(62.4)	3.9	—	(58.5)	(349.6)	(408.1)
Europe and Middle East	7.9	(0.8)	—	7.1	—	7.1
Pacific	12.6	—	—	12.6	—	12.6

*Operating loss	(74.1)	(0.3)	(1.6)	(76.0)	(444.0)	(520.0)

Non-operating exceptional items						(51.5)
Net interest expense						34.3

Loss on ordinary activities before tax						(537.2)

*	Includes income from other fixed asset investments

UNITED BUSINESS MEDIA PLC

NOTES TO THE FINANCIAL STATEMENTS

1.     Business analysis (continued)

	Year ended December 31

		Group	Group
	As restated	share of	share of	As restated	Exceptional	As restated
	Group	joint ventures	associates	Subtotal	items	Total
	2000	2000	2000	2000	2000	2000
	£m	£m	£m	£m	£m	£m

*Operating profit before amortization of intangible assets by division
Continuing operations:
CMP Media	70.3	1.1	—	71.4	(25.9)	45.5
CMP Asia	12.2	0.3	—	12.5	—	12.5
CMP Information	6.4	0.3	—	6.7	(4.6)	2.1
United Advertising Publications	8.1	—	—	8.1	(2.2)	5.9

Professional media	97.0	1.7	—	98.7	(32.7)	66.0
News distribution	34.8	2.8	—	37.6	(4.7)	32.9
Market research	20.1	—	—	20.1	—	20.1

Continuing operations	151.9	4.5	—	156.4	(37.4)	119.0

Discontinued operations (note 1a)	81.4	(3.9)	(0.2)	77.3	(25.2)	52.1

*Operating profit before amortization of intangible assets	233.3	0.6	(0.2)	233.7	(62.6)	171.1

Amortization of intangible assets	(167.6)	(0.2)	(18.8)	(186.6)	—	(186.6)

*Operating profit /(loss) by division
Continuing operations:
CMP Media	(19.4)	1.1	—	(18.3)	(25.9)	(44.2)
CMP Asia	9.4	0.2	—	9.6	—	9.6
CMP Information	(14.3)	0.3	—	(14.0)	(4.6)	(18.6)
United Advertising Publications	7.1	—	—	7.1	(2.2)	4.9

Professional media	(17.2)	1.6	—	(15.6)	(32.7)	(48.3)
News distribution	30.7	2.8	—	33.5	(4.7)	28.8
Market research	17.2	—	—	17.2	—	17.2

Continuing operations	30.7	4.4	—	35.1	(37.4)	(2.3)

Discontinued operations (note 1a)	35.0	(4.0)	(19.0)	12.0	(25.2)	(13.2)

*Operating profit/ (loss)	65.7	0.4	(19.0)	47.1	(62.6)	(15.5)

Non-operating exceptional items						2,081.5
Net interest expense						(32.9)

Profit on ordinary activities before tax						2,033.1

By geographic market
United Kingdom	(5.1)	(8.1)	(17.8)	(31.0)	(34.9)	(65.9)
North America	61.7	2.2	(4.1)	59.8	(27.7)	32.1
Europe and Middle East	(1.1)	6.0	—	4.9	—	4.9
Pacific	10.2	0.3	2.9	13.4	—	13.4

*Operating profit/ (loss)	65.7	0.4	(19.0)	47.1	(62.6)	(15.5)

Non-operating exceptional items						2,081.5
Net interest expense						(32.9)

Profit on ordinary activities before tax						2,033.1

*	Includes income from other fixed asset investments

UNITED BUSINESS MEDIA PLC

NOTES TO THE FINANCIAL STATEMENTS

1.     Business analysis (continued)

	Year ended December 31

		Group	Group
		share of	share of		Exceptional
	Group	joint ventures	associates	Subtotal	items	Total
	2002	2002	2002	2002	2002	2002
(a) Analysis of discontinued operations	£m	£m	£m	£m	£m	£m

Operating loss before amortization of intangible assets by division
Professional media	—	—	—	—	(14.0)	(14.0)
Discontinued operations	—	—	—	—	(14.0)	(14.0)

Amortization of intangible assets	—	—	—	—	—	—

Operating loss by division
Professional media	—	—	—	—	(14.0)	(14.0)

Discontinued operations	—	—	—	—	(14.0)	(14.0)

		Group	Group
		share of	share of		Exceptional
	Group	joint ventures	associates	Subtotal	items	Total
	2001	2001	2001	2001	2001	2001
	£m	£m	£m	£m	£m	£m

Operating loss before amortization of intangible assets by division
Professional media-CMP Information	(15.0)	(3.8)	(1.3)	(20.1)	—	(20.1)
Discontinued operations	(15.0)	(3.8)	(1.3)	(20.1)	—	(20.1)

Amortization of intangible assets	(0.1)	—	(0.3)	(0.4)	—	(0.4)

Operating loss by division
Professional media-CMP Information	(15.1)	(3.8)	(1.6)	(20.5)	—	(20.5)

Discontinued operations	(15.1)	(3.8)	(1.6)	(20.5)	—	(20.5)

		Group	Group
		share of	share of		Exceptional
	Group	joint ventures	associates	Subtotal	items	Total
	2000	2000	2000	2000	2000	2000
	£m	£m	£m	£m	£m	£m

Operating profit before amortization of intangible assets by division
CMP Media	41.9	4.4	(1.4)	44.9	—	44.9
CMP Information	(56.4)	(9.2)	(3.0)	(68.6)	(0.2)	(68.8)

Professional media	(14.5)	(4.8)	(4.4)	(23.7)	(0.2)	(23.9)
Former consumer media	95.9	0.9	4.2	101.0	(25.0)	76.0

Discontinued operations	81.4	(3.9)	(0.2)	77.3	(25.2)	52.1

Amortization of intangible assets	(46.4)	(0.1)	(18.8)	(65.3)	—	(65.3)

Operating profit/ (loss) by division
CMP Media	30.4	4.4	(1.4)	33.4	—	33.4
CMP Asia	—	(0.1)	—	(0.1)	—	(0.1)
CMP Information	(56.4)	(9.2)	(4.8)	(70.4)	(0.2)	(70.6)

Professional media	(26.0)	(4.9)	(6.2)	(37.1)	(0.2)	(37.3)
Former consumer media	61.0	0.9	(12.8)	49.1	(25.0)	24.1

Discontinued operations	35.0	(4.0)	(19.0)	12.0	(25.2)	(13.2)

     During 2002, UBM settled an outstanding legal claim relating to the planned merger with Carlton Communications plc in 2000 and the subsequent sale of the group’s television business. The exceptional cost of this claim to the group, net of associated receipts, amounted to £14.0 million.

     Discontinued operations in 2001 include U.K. online business to business and business to customer activities which have been disposed or closed.

UNITED BUSINESS MEDIA PLC

NOTES TO THE FINANCIAL STATEMENTS

2.	Reconciliation of operating profit before amortization and exceptionals to profit/(loss) before tax

	Year ended December 31

	As restated	As restated
	2000	2001	2002
	£m	£m	£m

Operating profit before amortization of intangible assets and exceptional items	233.7	61.6	64.9
Net interest (expense)/income	(43.0)	35.8	10.1
Other finance income/ (expense)	10.1	(1.5)	(2.1)
Amortization of intangible assets:
- Group	(167.6)	(136.3)	(133.7)
- Joint ventures and associates	(19.0)	(1.3)	(2.2)
Exceptional items charged to operating profit:
- Impairment of goodwill (see note 11)	—	(370.0)	(114.2)
- Restructuring costs	(62.6)	(74.0)	(30.0)
Exceptional items credited/(charged) to profit/(loss) before tax	2,081.5	(51.5)	(14.0)

Profit/(loss) before tax	2,033.1	(537.2)	(221.2)

3.	Cost of sales and operating expenses

	Year ended December 31

	As restated	As restated
	2000	2001	2002
	£m	£m	£m

Other operating income	11.4	6.1	16.2
Other external charges	(1,199.4)	(516.8)	(418.6)
Employment costs	(498.6)	(358.1)	(300.5)
Depreciation of tangible assets	(39.6)	(23.3)	(23.2)
Amortization of intangible assets	(167.6)	(506.3)	(247.9)
Operating lease charges:
-hire of plant, machinery and vehicles	(8.5)	(5.1)	(2.5)
-property	(38.8)	(36.6)	(33.8)
Advertising costs	(35.1)	(14.1)	(9.7)
Auditors’ remuneration:
-as auditors	(0.6)	(0.7)	(0.6)

	(1,976.8)	(1,454.9)	(1,020.6)

Cost of sales	(514.7)	(358.8)	(282.2)
Distribution costs	(364.2)	(252.3)	(200.8)
Administrative expenses	(1,109.3)	(849.9)	(553.8)
Other operating income	11.4	6.1	16.2

	(1,976.8)	(1,454.9)	(1,020.6)

     During the year the company undertook a review of its audit arrangements. Following a selection process involving three major firms, Ernst & Young LLP were appointed as auditors to the group with effect from January 2002. The auditors’ remuneration shown above for 2002 represents fees payable to Ernst & Young LLP; the auditors’ remuneration for 2001 represents fees payable to PricewaterhouseCoopers, the previous auditors.

     Non-audit fees paid to Ernst and Young LLP in the year totaled £0.1 million, principally relating to taxation services.

     Non-audit fees paid to PricewaterhouseCoopers in 2001 totaled £4.0 million, (2000: £13.3 million), including £0.3 million, (2000: £6.5 million) charged as exceptional items relating to the Group Process Review and £3.7 million, (2000: £3.7 million) in relation to taxation services and support to other corporate activity.

UNITED BUSINESS MEDIA PLC

NOTES TO THE FINANCIAL STATEMENTS

3. Cost of sales and operating expenses (continued)

     The Audit Committee has established policy guidelines on the nature of non-audit work which may be undertaken by the auditors. These guidelines identify a number of categories of work where the auditors will not be employed, including financial due diligence assignments on potential acquisitions and financial systems consultancy. The Audit Committee has also put in place procedures for the pre-approval of any fees payable to the auditors for those non-audit services which fall within the policy guidelines.

     Professional firms are selected to provide advisory services on the basis of their relevant experience and expertise. For major projects, it is the group’s policy to undertake a competitive tendering process. In certain circumstances, for example for reasons of confidentiality or knowledge of the group’s businesses and structures, it is appropriate to employ the group’s auditors to provide such services without a competitive tender being undertaken.

4. Income from other fixed asset investments

	Year ended December 31

	2000	2001	2002
	£m	£m	£m

Income from unlisted investments	4.9	4.3	10.4

5. Share of operating (loss)/profit in joint ventures and associates (before exceptional items)

	Year ended December 31

	2000	2001	2002
	£m	£m	£m

Joint ventures and associates within continuing operations	4.5	4.4	3.8
Joint ventures and associates within acquisitions	—	0.1	—

	4.5	4.5	3.8
Joint ventures and associates within discontinued operations	(4.1)	(5.1)	—
Amortization of goodwill	(19.0)	(1.3)	(2.2)

	(18.6)	(1.9)	1.6

UNITED BUSINESS MEDIA PLC

NOTES TO THE FINANCIAL STATEMENTS

6. Exceptional items

	Year ended December 31

	2000	As restated 2001	2002
	£m	£m	£m

Charged to operating profit/ (loss):
Continuing operations Costs of integration of acquired businesses	(3.8)	(5.1)	—
Group Process Review costs (note (a))	(11.5)	(9.0)	—
Other restructuring costs (note (b))	(22.1)	(59.9)	(30.0)
Goodwill impairment (note (c))	—	(370.0)	(114.2)

Continuing operations	(37.4)	(444.0)	(144.2)

Discontinued operations Costs of abandoned merger	(19.6)	—	—
Group Process Review costs (note (a))	(5.4)	—	—
Other restructuring costs (note (b))	(0.2)	—	—

Discontinued operations	(25.2)	—	—

Total charged to operating profit/(loss)	(62.6)	(444.0)	(144.2)

(Loss)/profit on sale and closure of businesses:
Sale of former professional media business	591.6	—	—
Sale of former consumer media business	1,489.9	—	—
Payments relating to prior year disposals (note(d))	—	—	(14.0)
Loss on sale or closure of businesses (note (e))	—	(51.5)	—

	2,081.5	(51.5)	(158.2)

Total (charged)/ credited to (loss)/ profit on ordinary activities before tax	2,018.9	(495.5)	(158.2)

Tax on exceptional items:
Profits on sale and closure of businesses	201.5	—	—

(a)	The Group Process Review was a program that aimed to achieve operating efficiencies through re-engineering of systems and processes within the business. All remaining projects have been completed during 2001.

(b)	Other restructuring costs in 2002 relate to additional provisions for vacant properties. In 2001 it included vacant property provisions and redundancy costs which resulting from the restructuring and other cost reduction and business re-engineering programs in 2001. Restructuring costs in 2001 have been restated to take account of FRS 17 adjustments relating to curtailment credits of £4.9 million. In 2000, the costs comprised reorganization and restructuring costs arising from the refocusing of UBM as a business to business media group.

(c)	In accordance with the requirements of FRS11 “Impairment of fixed assets and goodwill”, the directors have considered the carrying value of the group’s purchased goodwill, and, in the light of market conditions, made a provision for impairment. In determining the amount of the impairment, which was calculated on a net realizable value basis, the directors considered a number of factors, including the current and prospective revenues, earnings and cash flows from the businesses.

(d)	During 2002, UBM settled an outstanding claim relating to the planned merger with Carlton Communications plc in 2000 and the subsequent sale of the group’s television business. The exceptional cost of this claim to the group, net of associated receipts amounted to £14.0 million, all of which has been reflected in the cash flow statement.

(e)	Loss on sale or closure of businesses in 2001 including the loss on sale or closure of a number of U.K. online based business to business and business to consumer activities and included goodwill and investment writedowns together with provisions for planned future closures and disposals. Of the loss on sale or closure, £32.9 million relates to continuing operations and £18.6 million related to discontinued businesses. The analysis by business segment is: £47.0 million - professional media, £3.6 million — news distribution and £0.9 million - market research.

UNITED BUSINESS MEDIA PLC

NOTES TO THE FINANCIAL STATEMENTS

7. Net interest income/ (expense)

	Year ended December 31

	2000	2001	2002
	£m	£m	£m

Interest receivable	43.1	87.4	55.6
Interest payable:
-on bank loans and overdrafts	(25.2)	(1.8)	(1.9)
-on other loans	(47.1)	(49.2)	(43.6)

Group	(29.2)	36.4	10.1
Share of joint ventures	(2.8)	(0.6)	—
Share of associates	(11.0)	—	—

	(43.0)	35.8	10.1

     Interest receivable includes £8.8 million (2001: £7.4 million; 2000: £6.0 million) of interest receivable from Channel 5 Television Group Limited in respect of shareholder loans.

8. Tax on profit/(loss) on ordinary activities

	Year ended December 31

	2000	2001	2002
a) Analysis of tax charge for the year:	£m	£m	£m

U.K. corporate income tax at 30.0% (2001: 30%; 2000: 30%)	9.6	(1.0)	(0.5)
Overseas corporation tax	243.2	24.7	15.3
Tax relating to share of profits of joint ventures	1.5	1.3	1.2
Tax relating to share of losses of associates	(3.2)	—	—

	251.1	25.0	16.0

Continuing operations	20.2	28.6	16.0
Discontinued operations	29.4	(3.6)	—
Exceptional items	201.5	—	—

	251.1	25.0	16.0

Restated tax charge had deferred tax been provided in full	243.5	10.6	26.2

	Year ended December 31

	2000	2001	2002
b) Factors affecting tax charge for the year:	£m	£m	£m

Profit/(loss) on ordinary activities before tax	2,093.2	(537.2)	(161.2)
Loss on ordinary activities before tax multiplied by standard rate of corporation tax in the U.K. of 30%	628.0	(161.2)	(48.4)
Effect of:
Expenses not deductible for tax purposes (primarily goodwill amortization)	86.7	203.3	76.9
Tax effect of items not recognized in consolidated financial statements	(45.5)	(20.2)	(8.0)
Reversal of timing differences	27.5	14.7	(1.2)
Higher tax rates on overseas earnings	7.4	(11.1)	(3.7)
Capital receipts not taxed	(442.5)	—	—
Other	(10.5)	(0.5)	0.4
Tax on profit/(loss) on ordinary activities	251.1	25.0	16.0

c) Factors that may affect future tax:

     No deferred tax has been recognized on the retained profits and reserves of overseas subsidiaries or joint ventures or associated undertakings. There is currently no intention to remit such amounts to the U.K. Deferred tax assets have not been recognized, having given consideration to the likelihood of recovery of the balance.

UNITED BUSINESS MEDIA PLC

NOTES TO THE FINANCIAL STATEMENTS

9. Dividends

	Year ended December 31

	2000	2001	2002
	£m	£m	£m

Equity dividends
Ordinary shares:
Interim paid of 3.0p (2001: 11.0 pence; 2000: 11.0 pence)	55.3	36.4	10.1
Proposed final of 4.0p (2001: 1 pence, 2000: 11.2 pence)	56.8	3.4	13.5
Non-equity dividends — B shares	—	325.3	0.6

	112.1	365.1	24.2

     In 2002, non-equity dividends relate to the accrual for the LIBOR linked dividend on 7,546,387 B shares remaining in issue. The non-equity dividends in 2001 represents the single dividend of 245 pence per share paid to the holders of 132,484,195 B shares who elected for this option, together with the accrual for the LIBOR related dividend at £0.7 million on 10,480,642 B shares remaining in issue. See note 23.

10. Earnings/(loss) per share

	Year ended December 31

		2000			2001			2002
		Weighted			Weighted			Weighted
		average	Earnings/		average	Earnings/		average	Earnings/
	Earnings/	number	(loss)	Earnings/	number	(loss)	Earnings/	number	(loss)
	(loss)	of shares	per share	(loss)	of shares	per share	(loss)	of shares	per share
	£m	million	pence	£m	million	pence	£m	million	pence

Earnings per share before amortization of intangible assets and exceptional items	142.3	501.2	28.4	68.9	385.7	17.9	55.1	333.8	16.5
Adjustment in respect of amortization of intangible assets	(186.6)	—	(37.2)	(137.6)	—	(35.7)	(135.9)	—	(40.7)
Adjustment in respect of exceptional items:
- charged to operating profits	(62.6)	—	(12.5)	(444.0)	—	(115.1)	(158.2)	—	(47.4)
- profit on sale and closure of businesses	1,880.0	—	375.0	(51.5)	—	(13.4)	—	—	—

Basic earnings/(loss) per share	1,773.1	501.2	353.7	(564.2)	385.7	(146.3)	(239.0)	333.8	(71.6)
Effect of dilutive securities:
Options	—	2.6	(1.8)	—	—	—	—	—	—
Convertible debt	7.7	23.8	(14.4)	—	—	—	—	—	—

Diluted earnings/(loss) per share	1,780.8	527.6	337.5	(564.2)	385.7	(146.3)	(239.0)	333.8	(71.6)

     Earnings per share before amortization of intangible assets and exceptional items are presented as the directors consider that this presents a meaningful measure of the performance of the group. For diluted earnings per share, the weighted average number of shares in issue is adjusted to assume conversion of all dilutive potential ordinary shares. The group has three categories of dilutive potential ordinary shares: those share options granted to employees where the exercise price is less than the average market price of the company’s ordinary shares during the year, those shares which may be issued under the Long Term Incentive Plan (“LTIP”) and shares attributable to the convertible debt. No adjustment has been made for the dilutive impact in 2001 and 2002, as this would decrease reported loss per share. The impact of dilutive securities in 2002 would be to decrease loss by £4.1 million for convertible debt (2001: £7.6 million; 2000: increase earnings by £7.7 million) and to increase weighted average shares by 0.7 million shares for employee share options (2001: 1.2 million; 2000: 2.6 million) and 43.1 million shares for convertible debt (2001: 23.7 million; 2000: 23.8 million).

UNITED BUSINESS MEDIA PLC

NOTES TO THE FINANCIAL STATEMENTS

11. Intangible fixed assets

		Other
		intangible
	Goodwill	assets	Total
	£m	£m	£m

Cost :
At January 1, 2001	1633.1	14.8	1,647.9
Currency translation	29.0	0.1	29.1
Additions	128.4	2.4	130.8
Disposals	(48.6)	—	(48.6)

At December 31, 2001	1,741.9	17.3	1,759.2

Currency translation	(119.1)	(0.4)	(119.5)
Additions	1.3	0.3	1.6
Disposals	(0.3)	—	(0.3)

At December 31, 2002	1,623.8	17.2	1,641.0

Amortization:
At January 1, 2001	528.4	13.9	542.3
Currency translation	3.0	0.1	3.1
Charge for the year	504.9	1.4	506.3
Disposals	(29.3)	—	(29.3)

At December 31, 2001	1,007.0	15.4	1,022.4

Currency translation	(71.6)	(0.4)	(72.0)
Charge for the year	246.9	1.0	247.9
Disposals	—	—	—

At December 31, 2002	1,182.3	16.0	1,198.3

Net book amount:
At December 31, 2002	441.5	1.2	442.7

At December 31, 2001	734.9	1.9	736.8

     Reference should be made to notes 28 and 29 for details of additions and disposals that occurred during 2001 and 2002.

     The amortization charge for the year includes an impairment charge of £114.2 million relating to CMP Media, News Distribution and Market Research businesses. The impairment charge for 2001 was £370 million.

UNITED BUSINESS MEDIA PLC

NOTES TO THE FINANCIAL STATEMENTS

12. Tangible Fixed Assets

		Plant
	Land and	machinery
	buildings	and vehicles	Total
	£m	£m	£m

Cost:
At January 1, 2001	63.1	146.6	209.7
Currency translation	0.9	1.3	2.2
On acquisition of subsidiary undertakings and businesses	0.8	0.7	1.5
Additions	11.9	19.8	31.7
Disposals	(9.3)	(18.7)	(28.0)

At December 31, 2001	67.4	149.7	217.1

Currency translation	(2.5)	(8.8)	(11.3)
On acquisition of subsidiary undertakings and businesses	—	—	—
Additions	6.6	4.3	10.9
Disposals	(0.9)	(13.6)	(14.5)

At December 31, 2002	70.6	131.6	202.2

Depreciation:
At January 1, 2001	27.1	104.3	131.4
Currency translation	0.4	0.2	0.6
Charge for the year	3.2	20.1	23.3
Disposals	(4.7)	(18.3)	(23.0)

At December 31, 2001	26.0	106.3	132.3

Currency translation	(1.2)	(6.3)	(7.5)
Charge for the year	5.9	17.3	23.2
Disposals	(0.3)	(12.8)	(13.1)

At December 31, 2002	30.4	104.5	134.9

Net book amount:
At December 31, 2002	40.2	27.1	67.3

At December 31, 2001	41.4	43.4	84.8

     Land and buildings at net book value comprise:

	At December 31

	2001	2002
	£m	£m

Freehold	17.8	15.7
Long leasehold	1.3	1.3
Short leasehold	22.3	23.2

	41.4	40.2

UNITED BUSINESS MEDIA PLC

NOTES TO THE FINANCIAL STATEMENTS

13. Fixed asset investments

		Loans to
	Unlisted	unlisted	Goodwill	Total
(a) Joint ventures	£m	£m	£m	£m

Cost:
At January 1, 2001	(19.0)	33.8	11.7	26.5
Currency translation	(0.2)	—	—	(0.2)
Additions	—	3.0	4.0	7.0
Transfers to subsidiary undertakings	(0.1)	—	—	(0.1)
Transfers to fixed asset investments	(0.4)	(7.8)	(0.6)	(8.8)
Disposals	32.2	(29.0)	(8.0)	(4.8)
Dividends	(1.0)	—	—	(1.0)
Share of profits less losses	(1.2)	—	—	(1.2)

At December 31, 2001	10.3	—	7.1	17.4

Currency translation	(0.3)	—	(0.7)	(1.0)
Additions	0.1	—	—	0.1
Transfers	(8.1)	—	6.9	(1.2)
Disposals	(0.1)	—	—	(0.1)
Dividends	(0.9)	—	—	(0.9)
Share of profits less losses	2.6	—	—	2.6

At December 31, 2002	3.6	—	13.3	16.9

Amortization:
At January 1, 2001			9.2	9.2
Currency translation			(0.1)	(0.1)
Transfers to other fixed asset investments			(0.1)	(0.1)
Disposals			(8.0)	(8.0)
Charge for the year			1.0	1.0

At December 31, 2001			2.0	2.0

Currency translation			(0.1)	(0.1)
Charge for the year			2.2	2.2

At December 31, 2002			4.1	4.1

Net book amount:

At December 31, 2002	3.6	—	9.2	12.8

At December 31, 2001	10.3	—	5.1	15.4

UNITED BUSINESS MEDIA PLC

NOTES TO THE FINANCIAL STATEMENTS

13. Fixed asset investments (continued)

	Overseas		Loans to
	listed	Unlisted	unlisted	Goodwill	Total
(b) Associated undertakings	£m	£m	£m	£m	£m

Cost:
At January 1, 2001	—	(133.6)	76.0	112.3	54.7
Additions	—	0.3	—	—	0.3
Disposals	—	0.6	—	(8.0)	(7.4)
Transfer to other fixed asset investments	—	134.2	(76.0)	(104.3)	(46.1)
Share of profits less losses	—	(1.3)	—	—	(1.3)

At December 31, 2001	—	0.2	—	—	0.2

At 31 December 2002	—	0.2	—	—	0.2

Amortization:
At January 1, 2001				20.0	20.0
Transfer to other fixed asset investments				(18.4)	(18.4)
Disposals				(1.9)	(1.9)
Charge for the year				0.3	0.3

At December 31, 2001				—	—

At 31 December 2002				—	—

Net book amount:
At December 31, 2002	—	0.2	—	—	0.2

At December 31, 2001	—	0.2	—	—	0.2

     There are no listed joint ventures or associates.

     Certain of the group’s investments which were previously classified as associated undertakings and joint ventures have been reclassified as fixed asset investments with effect from January 1, 2001. Following the disposal of the group’s broadcasting businesses during 2000, the nature of the group’s commercial relationships and its board representation, and consequently its level of influence has changed in respect of businesses that were formerly managed within the broadcasting division. These businesses comprise Channel 5 Television Group Limited, Independent Television News Limited and SDN Limited. The group’s investment is SIS (Holdings) Limited was reclassified to fixed asset investments during 2000. Additionally, the level of influence exerted by the group over Paperloop.com, Inc. is not considered sufficient to meet the requirements of FRS 9 “Associates and joint ventures”. Accordingly, these investments have also been reclassified to fixed asset investments. The group does not consider that these investments are core to its ongoing activities.

UNITED BUSINESS MEDIA PLC

NOTES TO THE FINANCIAL STATEMENTS

13. Fixed asset investments (continued)

				Total	Investment
	Listed		Unlisted	unlisted	in own
	Investments	Loans to unlisted	Investments	investments	shares	Total
(c) Investments-Other	£m	£m	£m	£m	£m	£m

At January 1, 2001	0.3	—	38.8	38.8	9.5	48.6
Currency translation	—	—	0.1	0.1	—	0.1
Additions	—	86.5	15.6	102.1	—	102.1
On acquisition of subsidiary undertaking	—	—	1.6	1.6	—	1.6
Transfer from joint ventures	—	7.8	0.9	8.7	—	8.7
Transfer from associated undertakings	—	76.0	(48.3)	27.7	—	27.7
Transfer from debtors	—	24.9	—	24.9	—	24.9
Disposals	(0.1)	—	(55.5)	(55.5)	(2.2)	(57.8)

At December 31, 2001	0.2	195.2	(46.8)	148.4	7.3	155.9

Currency translation	—	—	(1.0)	(1.0)	—	(1.0)
Additions	—	15.7	5.5	21.2	1.8	23.0
Return of investment	—	—	(3.2)	(3.2)	—	(3.2)
Transfer from debtors	—	—	0.2	0.2	—	0.2
Disposals	—	—	(0.4)	(0.4)	(5.0)	(5.4)

At December 31, 2002	0.2	210.9	(45.7)	165.2	4.1	169.5

     Additions to unlisted investments include additional shareholder loans to Channel 5 Television Group Limited.

     The market value of other listed investments at December 31, 2002 was £1.0 million (2001: £1.0 million). The group also holds investments in own shares through the ESOP and QUEST. The market value of own shares held in the ESOP and QUEST at December 31, 2002 was £5.6 million (2001: £11.2 million) and the nominal value was £0.4 million (2001: £0.5 million).

     Principal fixed asset investments are as follows:

		Country of
	Type of	Incorporation/	Class of shares	Share-holding	Accounting
	business	registration	held	Interest %	Year end

Joint ventures:
Canada Newswire Limited	News distribution	Canada	Ordinary	50.00%	31 December
ANP Pers Support	News distribution	Netherlands	Ordinary	50.00%	31 December
Panamerican Leather Fair LLC	Exhibitions	U.S.A	Ordinary	50.00%	31 December
EMedia Asia Limited	Exhibitions and publications	Barbados	Ordinary	39.90%	31 December
Other fixed asset investments:
Channel 5 Television Group Limited	Broadcasting	Great Britain	Ordinary	35.37%	31 December
Paperloop.com, Inc	Internet business	U.S.A	Ordinary	37.20%	31 December
The Press Association Ltd	News distribution	Great Britain	Ordinary	17.01%	31 December
SDN Limited	Multiplex Operator	Great Britain	Ordinary	33.30%	31 December
Satellite Information Services (Holdings)	News distribution	Great Britain	Ordinary	20.00%	31 December
Independent Televisions News Limited	Broadcasting	Great Britain	Ordinary	20.00%	31 December

Significant investments

     The unaudited financial statements of Channel 5 Television Group Limited for the year ended December 31, 2002 show aggregate capital and reserves of £(495.2) million (2001: £(468.0) million) and a loss for the financial year of £(27.2) million (2001: £(89.1) million).

UNITED BUSINESS MEDIA PLC

NOTES TO THE FINANCIAL STATEMENTS

13. Fixed asset investments (continued)

Employee Share Ownership Plan

     An Employee Share Ownership Plan (the “United ESOP”) was established by the company on June 24, 1996. MAI already had an Employee Share Ownership Plan established in 1989 (the “MAI ESOP”). The United ESOP has purchased in the open market, or has received from the MAI ESOP, or has been granted options over, UBM shares which are held on trust for employees participating in the plans listed below. The purchase of shares in the open market is financed through bonuses sacrificed by senior executives under the terms of the Senior Executive Equity Participation Plan (“SEEPP”) and contributions in cash by the company to finance the acquisition of the matching element of such bonuses.

     Dividends on the shares held by the United ESOP have been waived. The costs of running these schemes have been included in the profit and loss account.

Qualifying Employee Share Trust

     In January 1998 a Qualifying Employee Share Trust (the “QUEST”) was established for the purpose of satisfying exercises of options under the MAI Sharesave Scheme and the United SAYE Share Option Scheme. A new company, United QUEST Trustee Limited, was incorporated for the purposes of administering the QUEST. On January 28, 1998, the company issued 3,579,947 shares to the QUEST for a total consideration of £25,732,629, equal to 719p per share, the mid-market price at the close of business on January 28, 1998.

     On March 17, 2000, the company issued 500,185 shares to the QUEST for a total consideration of £4,321,600 equal to 869p per share, the mid-market price at the close of business on March 17, 2000. On May 18, 2001, the company issued 100,000 shares to the QUEST for a total consideration of £727,000 equal to 727p per share, the mid-market price at the close of business on May 18, 2001. On March 20, 2002, the company issued 300,000 shares to the QUEST for a total consideration of £1,752,000 equal to 584p per share, the mid-market price at the close of business on March 20, 2002.

     The dividend on the shares held by the QUEST have been waived.

	At December 31

	2001		2002
The holdings of the
United ESOP and the
QUEST were as	Options over United	Number of	Options over United	Number of
follows:	shares	United shares	shares	United shares

United ESOP
- Ordinary shares	2,253,097	1,562,980	1,332,707	1,239,276
- B shares	1,377,771	1,446,982	1,165,572	529,530
QUEST
- Ordinary	—	36,205	—	243,492

     The market value of UBM shares at December 31, 2002 was 290p (2001: 480p, 2000: 850p) per share.

     The group has taken advantage of the exemption in UITF 17 (revised) and has not applied the abstract to its SAYE and equivalent overseas schemes.

UNITED BUSINESS MEDIA PLC

NOTES TO THE FINANCIAL STATEMENTS

13. Fixed asset investments (continued)

     As at December 31, the aggregate liabilities of the United ESOP and the QUEST were as follows:

	Number of shares over
	which options were
	outstanding
	at December 31

	2001	2002
	£m	£m

MAI 1989 Scheme	128,000	—
SEEPP-bonus options
- Ordinary shares	676,266	602,976
- B shares	737,525	672,857
SEEPP-matching options
- Ordinary shares	453,170	370,613
- B shares	638,480	491,641
Harlow Butler Share Bonus Plan	6,743	6,743
LTIP	706,350	339,675
Senior Executive Allocations	6,583	12,000
MAI Sharesave Scheme	26,791	16,672
United SAYE Scheme	1,104,348	834,426

	4,484,256	3,347,603

14. Stocks

	At December 31

	2001	2001	2001	2002	2002	2002
	Gross	Provision	Net	Gross	Provision	Net
	£m	£m	£m	£m	£m	£m

Raw materials and consumables-paper stocks	1.8	(0.4)	1.4	1.0	(0.3)	0.7
Work in progress - short term market research contracts	13.7	—	13.7	14.1	—	14.1
- other	0.3	—	0.3	0.3	(0.3)	—
Finished goods and goods for resale	2.3	(0.7)	1.6	1.8	—	1.8

	18.1	(1.1)	17.0	17.2	(0.6)	16.6

     Provision for inventory is summarized as follows:

	2000	2001	2002
	£m	£m	£m

At January 1	(5.5)	(1.7)	(1.1)
Provided in the year	(0.4)	(1.6)	(0.3)
Utilized in the year	4.2	2.2	0.8

At December 31	(1.7)	(1.1)	(0.6)

15. Debtors

	At December 31

	As restated 2001	2002
	£m	£m

Amounts falling due within one year:
Trade debtors	180.7	123.1
Bad debt provision (see below)	(23.8)	(15.9)
Other debtors	15.1	13.8
Prepayments and accrued income	38.8	40.0
Pension prepayments defined contribution schemes	—	2.3

	210.8	163.3

UNITED BUSINESS MEDIA PLC

NOTES TO THE FINANCIAL STATEMENTS

15. Debtors (continued)

     Provision for bad debt is summarized as follows:

	2000	2001	2002
	£m	£m	£m

At January 1	(26.4)	(20.0)	(23.8)
(Provided)/ utilized in the year	6.4	(3.8)	7.9

At December 31	(20.0)	(23.8)	(15.9)

16. Current asset investments

	At December 31

	2001	2002
	£m	£m

Overseas
Listed investments — Short term liquid funds	592.8	594.8
Unlisted investments — Other	2.4	1.5

	595.2	596.3

     The aggregate market value of short term liquid funds at December 31, 2002 was £594.8 million (2001: £592.8 million).

17. Creditors: amounts falling due within one year

	At December 31

	2001	2002
	£m	£m

Unsecured bank overdrafts	(0.2)	(0.2)
Bank and other loans	(39.4)	(15.8)
Trade creditors	(51.5)	(38.8)
Other creditors	(85.7)	(55.0)
Corporation tax	(247.2)	(277.4)
Other taxes and social security	(8.4)	(21.3)
Accruals and deferred income	(202.7)	(183.5)
Proposed dividends	(4.1)	(13.9)

	(639.2)	(605.9)

18. Bank and other loans due after more than one year

	At December 31

	2001	2002
	£m	£m

Other loans	(424.8)	(338.5)

U.S. dollar private placement

     U.S. dollar fixed rate financial liabilities include a private placement of £77.6 million which is repayable in September 2004 (2001: £85.9 million).

UNITED BUSINESS MEDIA PLC

NOTES TO THE FINANCIAL STATEMENTS

18. Bank and other loans due after more than one year (continued)

U.S. dollar senior unsecured loan notes

     U.S. dollar fixed rate financial liabilities include £260.9 million (2001: £338.9 million) of senior unsecured loan notes (stated net of $75 million (£47 million) of repurchases made by a wholly owned subsidiary of the company and issue costs). The notes were issued in two tranches: £155.3 million 7.25% notes due July 2004 and £155.3 million 7.75% notes due July 2009 (stated at par value).

Borrowing facilities

     In addition, the Group has a five year stand-by £500 million syndicated bank credit facility. At December 31, 2002 there were no borrowings under this facility (2001: £nil). All conditions precedent to the committed borrowing facilities were met at December 31, 2002 and the facility incurs commitment fees of 0.2% per annum (2001: 0.2% per annum).

19. Other creditors due after more than one year

	At December 31

	2001	2002
	£m	£m

Other creditors	(23.5)	(13.3)

20. Convertible debt

	At December 31

	2001	2002
	£m	£m

6.125% subordinated convertible bonds due 2003	(164.0)	—
2.375% senior convertible bonds due 2006	(270.5)	(245.0)

	(434.5)	(245.0)

     United Business Media (Jersey) Limited, a wholly owned subsidiary of the Company has in issue five year $400 million 2.375% fixed annual coupon payable semi-annually convertible bonds. The bonds are convertible into Preference Shares of United Business Media (Jersey) Ltd at any time up to the seventh calendar day before the date fixed for redemption, December 19, 2006. The Preference Shares will, in turn, be exchangeable immediately for Ordinary Shares in the Company.

     United Business Media (Jersey) Limited may redeem all of the $400 million bonds at their principal amount, together with accrued interest:

a)	at any time after December 19, 2004 if the market price per Ordinary Share on each of the dealing days in any period of 30 days ending not earlier than 14 days prior to the giving of the notice of redemption has been at least 130 per cent of the Exchange Price on such dealing day; or

b)	at any time if 85 per cent or more of the aggregate principal amount of the bonds originally issued shall have been previously purchased and cancelled, redeemed or converted.

     Convertible bondholders may put the bond back to United Business Media (Jersey) Limited for par on December 19, 2004.

     The 6.125% convertible bond was repaid in January 2002.

UNITED BUSINESS MEDIA PLC

NOTES TO THE FINANCIAL STATEMENTS

21. Financial instruments

Objectives, policies and procedures

     The group’s funding, liquidity and exposure to currency and interest rate risk is managed by the group’s treasury department. Treasury operations are conducted within a framework of policies and guidelines authorized by the board and are subject to internal control procedures. The objective of the framework is to provide flexibility whilst minimizing risk and prohibiting speculative transactions or positions to be taken. Further detail on policies for managing funding requirements, investment of surplus funds and management of risks can be found with the Financial Review.

a) Financial liabilities

     The interest rate risk profile of the group’s financial liabilities was:

	At December 31

					Fixed rate	Fixed rate
				Financial	liabilities	liabilities
		Floating rate	Fixed rate	liabilities	Weighted	Weighted average
		financial	financial	on which no	average	period for which
	Total	liabilities	liabilities	interest is paid	interest rate	rate is fixed
	2001	2001	2001	2001	2001	2001
Currency	£m	£m	£m	£m	%	Years

Sterling	257.7	32.8	182.9	42.0	6.1	0.2
U.S. Dollar	749.2	172.8	560.4	16.0	5.0	4.0
Other currencies	—	—	—	—	—	—

Total	1,006.9	205.6	743.3	58.0

	At December 31

				Financial	Fixed rate	Fixed rate
		Floating rate	Fixed rate	liabilities	liabilities	liabilities
		financial	financial	on which no	Weighted average	Weighted average period
	Total	liabilities	liabilities	interest is paid	interest rate	for which rate is fixed
	2002	2002	2002	2002	2002	2002
Currency	£m	£m	£m	£m	%	Years

Sterling	122.7	8.8	7.6	106.3	5.0	2.0
U.S. Dollar	639.9	276.4	307.1	56.4	3.4	3.5
Other currencies	0.2	0.2	—	—	—	—

Total	762.8	285.4	314.7	162.7

     2001 amounts have been restated to include the FRS17 “Retirement Benefits” pension liability of £41.0 million. See note 31.

Maturity of financial liabilities

     The maturity profile of the carrying amount of the group’s financial liabilities was:

	At December 31

		Other financial
	Debt	liabilities	Total
	2001	2001	2001
Maturity	£m	£m	£m

Within 1 year, or on demand	203.3	0.9	204.2
Between 1 and 2 years	—	7.8	7.8
Between 2 and 5 years	526.6	26.3	552.9
Over 5 years	169.0	60.8	229.8

Total	898.9	95.8	994.7

Finance charges allocated to future periods
Unamortized issue costs	8.9	—	8.9

UNITED BUSINESS MEDIA PLC

NOTES TO THE FINANCIAL STATEMENTS

21. Financial instruments (continued)

	At December 31

		Other financial
	Debt	liabilities	Total
	2002	2002	2002
Maturity	£m	£m	£m

Within 1 year, or on demand	16.0	14.4	30.4
Between 1 and 2 years	225.4	21.4	246.8
Between 2 and 5 years	245.0	18.2	263.2
Over 5 years	113.1	108.7	221.8

Total	599.5	162.7	762.2

Finance charges allocated to future periods
Unamortized issue costs	8.1	—	8.1

     Non-equity shares of £0.6 million (2001: £12.2 million) have been excluded from the above tables, as they have no fixed maturity date.

     In 2002, the effect of the group’s interest rate swaps was to classify as floating rate in the above table all £77.6 million of 2004 fixed rate Private Placements and £90.1 million of the outstanding £147.7 million 2004 fixed rate U.S. loan notes. This debt has been swapped into 6 month U.S. dollar LIBOR plus an average of 2.5% to the maturity date of the debt. In addition the group had interest rate swaps to classify as floating rate in the above table of £108.7 million of the outstanding £113.1 million 2009 U.S. loan notes. The loan notes have been swapped into 6 month dollar Libor plus an average of 1.89% to the maturity date of the debt. The counter parties have an option to cancel the swaps every six months (first option on £46.6 million is July 1, 2003, first option on £62.1 million is January 1, 2004).

     Other floating rate financial liabilities comprise of borrowings which bear interest at rates based on the LIBOR minus a margin for each relevant currency for periods between one and six months; and non-equity shares which pay a dividend equal to 75% of 12 month sterling LIBOR

     The total financial liabilities include £13.3 million of other creditors falling due after more than one year (2001: £17.0 million), a pensions deficit of £90.9 million (2001: £41.0 million) with maturity of greater than five years, £55.3 million of vacant property provisions (2001: £37.8 million) with an average maturity of 3.7 years and £0.6 million of non-equity shareholding comprising of B shares outstanding (2001: £12.2 million).

     Sterling financial liabilities, on which no interest is paid, have a maturity of greater than five years (2001 between one and five years). U.S. dollar financial liabilities, on which no interest is paid, have a weighted average period until maturity of 2.3 years (2001: 3.3 years).

     The group’s debt is of equal priority to our existing and future senior secured indebtedness.

UNITED BUSINESS MEDIA PLC

NOTES TO THE FINANCIAL STATEMENTS

21. Financial instruments (continued)

(b) Financial assets

Interest rate risk profile of financial assets

     The interest rate risk profile of the group’s financial assets at was:

	At December 31

		Cash at bank and	Other financial			Non interest bearing
	Total	deposits	assets	Floating rate	Fixed rate	Total
	2001	2001	2001	2001	2001	2001
Currency	£m	£m	£m	£m	£m	£m

Sterling	589.9	288.4	301.5	459.0	—	130.9
U.S. Dollar	495.7	55.4	440.3	477.9	1.3	16.5
Euro	6.6	6.1	0.5	6.1	—	0.5
Other currencies	4.6	3.1	1.5	3.1	—	1.5

Total	1,096.8	353.0	743.8	946.1	1.3	149.4

	At December 31

		Cash at bank	Other financial	Floating	Fixed	Non interest bearing
	Total	and deposits	assets	rate	rate	Total
	2002	2002	2002	2002	2002	2002
Currency	£m	£m	£m	£m	£m	£m

Sterling	397.2	59.0	338.2	200.5	50.0	147.2
U.S. Dollar	455.8	33.3	422.5	361.6	75.8	18.4
Euro	1.7	1.7	—	1.5	—	0.2
Other currencies	3.7	2.7	1.0	2.2	—	1.5

Total	858.4	96.7	761.7	565.8	125.8	167.3

     The group’s two U.S. dollar senior unsecured loan notes carry interest rates that are significantly in excess of market rates. As stated in the Financial Review the group has redeemed $75 million of these bonds early in order to reduce the group’s net interest exposure. To achieve a higher level of redemption without making a significant early redemption payment, the group has entered into the following transactions that have a similar economic effect to redeeming the bonds.

     In 2002, the group has purchased U.S.$205 million of credit linked notes from a number of counterparties, these notes having similar maturities to the U.S. dollar loan notes. The notes pay interest at an average rate of LIBOR plus 267 basis points per annum. $120 million of these variable flows have then been swapped into fixed rate flows of between 6.86% and 8.1% per annum as a hedge against the 7.25% and 7.75% per annum fixed coupon payments on the U.S. dollar loan notes.

     In return for paying interest on the credit linked notes at rates in excess of LIBOR the final redemption to be received by the company is determined by certain circumstances related to the credit risk of the company. These circumstances arise if there has been a “credit event” as defined in the terms of the note, in which case the counterparties may redeem the notes at less than par value. A credit event arises in the event of any of the following circumstances:

•	a bankruptcy of the company;

•	if the group is required by any of its lenders to accelerate repayment of borrowings;

•	if the group fails to make payment under any of its borrowings;

•	if the group restructures any of its borrowings in order to avoid default;

•	if any of its borrowings are repudiated, disaffirmed or rejected or subject to any moratorium.

UNITED BUSINESS MEDIA PLC

NOTES TO THE FINANCIAL STATEMENTS

21. Financial instruments (continued)

     If a credit event should take place, the credit linked note may not necessarily be redeemed for cash. The company may receive its own bonds or debt obligations with a par value equivalent to the amount of the credit linked notes from the counterparties in settlement of redemption of the note.

	Year ended December 31

	Fixed rate financial assets		Fixed rate financial assets
	Weighted average		Weighted average
	interest rate		period for which rate is fixed

	2002	2001	2002	2001
Currency	%	%	Years	Years

Sterling	5.0	3.9	1.0	—
U.S. dollar	7.4	2.1	4.1	0.3

     The effect of the group’s swaps was to classify £50 million of floating rate cash in the above tables as fixed rate at a rate of 5.0% and £75.8 million of floating rate credit linked notes in the above tables to fixed rate at an average of 7.4%

     Non-interest bearing financial assets comprise other fixed asset investments for which there is no maturity.

(c) Fair values of financial assets and financial liabilities

     The following tables provide a comparison by category of the carrying amounts and the fair values of the group’s financial assets and financial liabilities at December 31, 2002 and December 31, 2001. The fair value of U.S. dollar private placements (included in long-term borrowings) was calculated by discounting expected future cash flows at risk adjusted interest rates. Market values obtained from third parties have been used to determine the fair value of interest rate swaps, forward foreign exchange contracts, the convertible bonds and the U.S. dollar senior unsecured loan notes and other financial assets (excluding unlisted fixed asset investments and long-term debtors). The fair value of cash at bank and deposits approximates to their book value due to their short maturity. Market values have been used as the fair value for listed investments. For all other financial assets and liabilities the carrying amount has been used.

	At December 31

	Book value	Fair value
	2001	2001
	£m	£m

Primary financial instruments held or issued to finance the group’s operations:
Financial liabilities:
Short-term borrowings (up to two years)	(203.5)	(203.3)
Long-term borrowings (over two years)	(695.4)	(679.3)
Other financial liabilities	(95.8)	(120.6)
Financial assets:
Cash at bank and deposits	353.0	353.0
Other financial assets	743.8	744.6

Derivative financial instruments held to manage the interest rate profile:
Interest rate swaps
- assets	—	13.0)
- liabilities	—	(8.9)

UNITED BUSINESS MEDIA PLC

NOTES TO THE FINANCIAL STATEMENTS

21. Financial instruments (continued)

	At December 31

	Book value	Fair value
	2002	2002
	£m	£m

Primary financial instruments held or issued to finance the group’s operations:
Financial liabilities:
Short-term borrowings (up to two years)	(241.4)	(256.7)
Long-term borrowings (over two years)	(358.1)	(366.8)
Other financial liabilities	(162.7)	(181.2)
Financial assets:
Cash at bank and deposits	96.7	96.7
Other financial assets	761.7	767.2

Derivative financial instruments held to manage the interest rate profile:
Interest rate swaps
- assets	6.2	16.8
- liabilities	—	—

(d) Hedges

     The group’s policy is to hedge interest rate risk using fixed rate borrowings and financial instruments such as interest rate swaps. Net foreign transaction risks are hedged as they arise, generally using forward foreign exchange contracts, whilst foreign currency borrowings are used to provide an economic hedge against investments in overseas territories.

     The tables below show the extent to which the group has unrecognized gains and losses in respect of financial instruments used as hedges at the beginning and end of the year. All the gains and losses on the hedging instruments are expected to be matched by losses and gains on the hedged transactions or positions.

	Unrecognized gains	Unrecognized losses	Total net gains/(losses)
	2000	2000	2000
	£m	£m	£m

Unrecognized gains and losses on hedges at January 1, 2000	23.6	(3.5)	20.1
Arising in previous years included in 2000 income	(10.1)	3.5	(6.6)

Gains and losses not included in 2000 income
Arising before January 1, 2000	13.5	—	13.5
Arising in 2000	1.3	(0.9)	0.4

Gains and losses on hedges at December 31, 2000	14.8	(0.9)	13.9

of which
Gains and losses expected to be included in 2001 income	4.7	(0.4)	4.3

Gains and losses expected to be included in 2002 income or later	10.1	(0.5)	9.6

	Unrecognized gains	Unrecognized losses	Total net gains/
			(losses)
	2001	2001	2001
	£m	£m	£m

Unrecognized gains and losses on hedges at January 1, 2001	14.8	(0.9)	13.9
Arising in previous years included in 2001 income	(2.1)	(8.0)	(10.1)

Gains and losses not included in 2001 income
Arising before January 1, 2001	12.7	(8.9)	3.8
Arising in 2001	0.3	—	0.3

Gains and losses on hedges at December 31, 2001	13.0	(8.9)	4.1

of which
Gains and losses expected to be included in 2002 income	11.9	(8.9)	3.0

Gains and losses expected to be included in 2003 income or later	1.1	—	1.1

UNITED BUSINESS MEDIA PLC

NOTES TO THE FINANCIAL STATEMENTS

21. Financial instruments (continued)

	Unrecognized gains	Unrecognized losses	Total net gains/(losses)
	2002	2002	2002
	£m	£m	£m

Unrecognized gains and losses on hedges at January 1, 2002	13.0	(8.9)	4.1
Arising in previous years included in 2002 income	11.8	(8.9)	2.9

Gains and losses not included in 2002 income
Arising before January 1, 2002	1.2	—	1.2
Arising in 2003	9.4	—	9.4

Gains and losses on hedges at December 31, 2002	10.6	—	10.6

of which
Gains and losses expected to be included in 2003 income	10.6	—	10.6

Gains and losses expected to be included in 2004 income or later	—	—	—

Currency exposures

     As outlined in the Financial Review, the group policy is to hedge, where possible, in all material respects exposures on monetary assets and liabilities. The table below shows the extent to which group companies have monetary assets and liabilities in currencies other than their functional currency.

	At December 31

	Net foreign currency monetary assets/(liabilities)

	2001	2001	2001	2001	2001
	Sterling	U.S. dollar	Euro	Other currencies	Total
Functional currency of group operation:	£m	£m	£m	£m	£m

Sterling	—	(62.6)	5.5	0.5	(56.6)
U.S. dollar	—	—	(1.2)	—	(1.2)
Euro	—	0.9	—	—	0.9
Other currencies	—	(5.3)	—	—	(5.3)

Total	—	(67.0)	4.3	0.5	62.2

	At December 31

	Net foreign currency monetary assets/(liabilities)

	2002	2002	2002	2002	2002
	Sterling	U.S. dollar	Euro	Other currencies	Total
Functional currency of group operation:	£m	£m	£m	£m	£m

Sterling	—	0.1	1.3	(0.1)	1.3
U.S. dollar	0.3	—	1.4	—	1.7
Euro	(0.1)	0.6	—	—	0.5
Other currencies	—	—	—	—	—

Total	0.2	0.7	2.7	(0.1)	3.5

22. Other provisions for liabilities and charges

	Property	Former financial services	Total
	£m	£m	£m

At January 1, 2001	6.1	2.3	8.4
Provided in the year	35.4	1.0	36.4
Utilized in the year	(3.7)	(0.1)	(3.8)

At December 31, 2001	37.8	3.2	41.0

Provided in the year	30.0	—	30.0
Utilized in the year	(12.5)	—	(12.5)

At December 31, 2002	55.3	3.2	58.5

UNITED BUSINESS MEDIA PLC

NOTES TO THE FINANCIAL STATEMENTS

22. Other provisions for liabilities and charges (continued)

Liabilities on property

     The group has lease obligations in respect of the continuing costs of vacant property, the quantification of which depends upon the ability to exit the leases early or sublet the properties, and for dilapidations on certain leasehold properties which are dependent principally on actual reinstatement costs on expiry of the leases. The provision in respect of these obligations at December 31, 2002 has been determined following external professional advice and will be utilized over the period of the leases in question, which range from 1 to 16 years. The increase in the provision during the year is a result of the reorganization and restructuring of the group and the consequent reduction in the group’s overall property requirements.

     The increase in the provision during the year is a result of additional reorganization and restructuring of the group during 2002 and the consequent reduction in the group’s overall property requirements.

Liabilities arising from former financial services activities

     A subsidiary of the group was formerly engaged in the selling of personal pensions prior to 1996. As a result of the industry-wide review into pension mis-selling by the Personal Investment Authority, the group is exposed to actual and potential future claims by investors in respect of policies found to have been mis-sold. Although work is now progressing with respect to the identification and review of all pension policies sold, the number and amount of such claims can not be fully determined until all potential compensation costs have been agreed. The amount of the provision at December 31, 2002 has been determined on the basis of independent financial advice.

Deferred tax

     The amount of provided and unprovided deferred tax liability/(asset) is as follows:

	At December 31

	2001	2001	2002	2002
	Provided	Unprovided	Provided	Unprovided
	£m	£m	£m	£m

Accelerated capital allowances	—	(7.3)	—	(7.1)
Other timing differences	—	(95.0)	—	(85.0)

	—	(102.3)	—	(92.1)

     These deferred tax assets have not been recognized, having given consideration to the likelihood of recovery of the balance.

     The above tables do not include any tax on the distribution of retained profits and reserves by overseas subsidiaries, joint ventures or associated undertakings as there is currently no intention to remit such amounts to the U.K.

UNITED BUSINESS MEDIA PLC

NOTES TO THE FINANCIAL STATEMENTS

23. Called up share capital

	At December 31

	2000	2001	2002
Authorized	£m	£m	£m

486,851,630 (2001:486,851,630; 2000: 660,000,000) Ordinary shares of 25 pence each	165.0	121.7	121.7
375,417,690 (2001:375,417,690; 2000: 2000: nil) B shares of 8 and 23/44p each	—	32.0	32.0
132,484,195 (2001: 132,484,195; 2000: nil) Deferred shares of 8 and 23/44p each	—	11.3	11.3

	165.0	165.0	165.0

	Ordinary Shares	B Shares	Deferred shares
Allotted and fully paid	Number	Number	Number

In issue at January 1, 2000	501,472,875	—	—
Allotted in respect of share option schemes	5,498,137	—	—

In issue at December 31, 2000	506,971,012	—	—
Allotted in respect of share option schemes and other entitlements	1,049,836	—	—
Adjustment to share capital in respect of capital reorganization	(173,148,370)	507,901,885	—
B shares purchased by the company	—	(364,937,048)	—
B shares converted to Deferred shares	—	(132,484,195)	132,484,195
Convertible bonds exercised	133,376	—	—

In issue at December 31, 2001	335,005,854	10,480,642	132,484,195
Allotted in respect of share option schemes	607,381	—	—
B shares purchased by the company	—	(2,934,255)	—
Cancellation of deferred shares	—	—	(132,484,195)
Convertible bonds exercised	2,118	—	—

In issue at December 31, 2002	335,615,353	7,546,387	—

	Ordinary Shares	B Shares	Deferred shares	Total
Allotted and fully paid	£m	£m	£m	£m

In issue at January 1, 2000	125.4	—	—	125.4
Allotted in respect of share option schemes	1.4	—	—	1.4

In issue at December 31, 2000	126.8	—	—	126.8
Allotted in respect of share option schemes and other entitlements	0.3	—	—	0.3
Adjustment to share capital in respect of capital reorganization	(43.4)	43.4	—	—
B shares purchased by the company	—	(31.2)	—	(31.2)
B shares converted to Deferred shares	—	(11.3)	11.3	—
Convertible bonds exercised	—	—	—	—

In issue at December 31, 2001	83.7	0.9	11.3	95.9
Allotted in respect of share option schemes	0.2	—	—	0.2
B shares purchased by the company	—	(0.3)	—	(0.3)
Cancellation of deferred shares	—	—	(11.3)	(11.3)
Convertible bonds exercised	—	—	—	—

In issue at December 31, 2002	83.9	0.6	—	84.5

UNITED BUSINESS MEDIA PLC

NOTES TO THE FINANCIAL STATEMENTS

23. Called up share capital (continued)

     The return of capital to shareholders undertaken in 2001, took the form of a subdivision and consolidation of the existing United ordinary shares. On April 23, 2001, each of the existing 507,901,885 ordinary shares of 25p then in issue were sub-divided into one share of 8 23/44p (B Shares) and one share of 16 21/44p and immediately following such sub-division every issued share of 16 21/44p was sub-divided into 29 shares of 25/44p. Every 44 shares of 25/44p each resulting from such sub-division were then consolidated into one ordinary share of 25p. The subdivision created a class of B shares with a total value of approximately £1.25 billion. U.K. shareholders had the option to sell these shares for 245 pence per share, to receive a single dividend of 245 pence per share, or to retain the B shares and receive a continuing dividend linked to LIBOR. During the year ended December 31, 2002, 2,934,255 B shares were purchased by the company for consideration of £7.1 million. Cumulatively to December 31, 2002, 367,871,303 B shares have been purchased by the company for consideration of £901.3 million. At December 31, 2002, 7,546,387 B shares remain in issue.

     The B shares are irredeemable; however, the company has the authority to convert, at its option, all remaining B shares in issue after April 23, 2011, if the number is less than 125 million. The conversion into ordinary shares will be based on the market price of ordinary shares at the time of the conversion.

B Shares

     B shareholders are entitled to a non-cumulative preference dividend based on the principal of 245p per share. The dividend is the lower of 25% or 75% of the 12 month LIBOR rate. On winding up, the B shareholders are entitled to 245p per share and the relevant proportion of the dividends outstanding. B shareholders do not have any voting entitlements except in a resolution relating to a winding up of the company or if the B share dividend has been outstanding for more than six months. B shares are treated as non-equity shares.

Deferred Shares

     Deferred shareholders may receive a dividend only after B share dividends and an ordinary dividend of a minimum of £50.00 per share has been paid. On winding up, the Deferred shareholders are entitled to receive repayment up to the nominal value if there are sufficient funds available after paying the B shareholders 245p and any proportion of the preference dividend owing to them and paying ordinary shareholders £100,000 per share. Deferred shareholders do not have voting entitlements. Deferred shares are treated as non-equity shares.

     In accordance with a resolution passed at the annual general meeting held on May 2, 2002, the outstanding 132,484,195 deferred shares were purchased by the company for an aggregate price of one penny and were cancelled under the provisions of the Companies Act 1985.

UNITED BUSINESS MEDIA PLC

NOTES TO THE FINANCIAL STATEMENTS

24. Share premium account and reserves

	Share		Capital
	premium	Merger	redemption	Other	Profit and
	account	reserve	reserve	reserves	loss account	Total
	£m	£m	£m	£m	£m	£m

At January 1, 2000	267.1	31.3	—	560.5	(341.5)	517.4
Prior year adjustment – FRS 17 (see below)	—	—	—	—	90.3	90.3

Restated at January 1, 2000	267.1	31.3	—	560.5	(251.2)	607.7
Retained profit for the year	—	—	—	—	1,661.0	1,661.0
Actuarial loss on pension scheme	—	—	—	—	(34.1)	(34.1)
On disposal of subsidiary undertakings	—	—	—	(435.5)	435.5	—
Premium on shares issued, net of costs	32.4	—	—	—	(4.3)	28.1
Currency translation	—	—	—	—	30.5	30.5
At December 31, 2000	299.5	31.3	—	125.0	1,837.4	2,293.2
Retained loss for the year	—	—	—	—	(929.3)	(929.3)
Actuarial loss on pension scheme	—	—	—	—	(49.0)	(49.0)
Adjustment to share capital in respect of capital reorganization	—	—	31.2	—	—	31.2
Premium on shares issued, net of costs	6.3	—	—	—	—	6.3
Return of capital to shareholders*	—	—	—	—	(901.3)	(901.3)
Currency translation	—	—	—	—	16.0	16.0

At December 31, 2001	305.8	31.3	31.2	125.0	(26.2)	467.1
Retained loss for the year	—	—	—	—	(263.2)	(263.2)
Actuarial loss on pension scheme	—	—	—	—	(50.6)	(50.6)
Premium on shares issued, net of costs	2.7	—	—	—	—	2.7
Return of capital to shareholders*	—	—	0.3	—	(7.4)	(7.1)
Cancellation of deferred shares	—	—	11.3	—	—	11.3
Currency translation	—	—	—	—	(33.3)	(33.4)

At December 31, 2002	308.5	31.3	42.8	125.0	(380.8)	126.8

*	Return of capital to shareholders includes costs of £0.2 million (2001: £7.2 million).

Prior year adjustment

     The prior year adjustment relates to the implementation of FRS 17 “Retirement Benefits”. The adoption of FRS 17 has resulted in no material change to pension costs overall. However, a £1.5 million charge (2000: £10.1 million credit) previously included within the pension charge against operating profits in 2001 has been reclassified as finance costs. In addition, profit on disposal of businesses in 2000 has decreased by £65.2 million as a result of the adoption of FRS 17.

     The impact on prior years of adopting FRS 17 is analyzed as follows:

	2000	2001
	£m	£m

Adjustment to opening reserves at January 1	90.3	(3.9)
Adjustment to profit and loss for the year ended December 31	(60.1)	4.0
Adjustment to amounts recognized in statement of total recognized gains and losses for the year ended December 31	(34.1)	(49.0)

	(3.9)	(48.9)

     The total group reserves at December 31, 2002 include £4.2 million (2001: £3.8 million; 2000: £3.4 million) in respect of joint ventures and £(28.9) million (2001: £(28.9) million, 2000: £(27.3) million) in respect of associated undertakings, of which £(13.6) million (2001: £(14.9) million 2000: £(13.8) million) has been dealt with in the profit and loss account and £(11.1) million (2001: £(10.2) million, 2000: £(10.1) million) of exchange has been dealt with in reserves, in line with SSAP 20.

UNITED BUSINESS MEDIA PLC

24. Share premium account and reserves (continued)

     The company received £2.9 million (2001: £5.6 million) on the issue of shares in respect of the exercise of options awarded under various share option plans, of which £2.9 million (2001: £4.9 million) is payable by employees to the group for the issue of these shares.

     The net amount of foreign currency losses on foreign exchange borrowings less deposits offset in the reserves of the group was a gain of £24.0 million (2001: loss of £(11.3) million, 2000: loss of £(65.9) million).

25. Commitments and contingent liabilities

     At December 31, 2002 the group is committed to make payments during the following year under non-cancelable operating leases as follows:

	Year ended December 31

	Land and
	Buildings		Other

	2001	2002	2001	2002
	£m	£m	£m	£m

Operating leases which expire:
Within one year	1.7	1.5	0.2	1.9
Two to five years	7.4	6.3	0.6	0.4
After five years	20.1	23.2	0.1	-
	29.2	31.0	0.9	2.3

     Capital expenditure contracted for but not provided in the financial statements amounts to £0.2 million (2001: £0.5 million).

     On June 26, 2001, Allison-Fisher International, Inc. a U.S. market research company specializing in the auto motive industry, was acquired for an initial consideration of $45.0 million. The consideration payable is subject to an earn out arrangement. If certain profit targets over the period from acquisition until June 30, 2004 are met, maximum consideration of up to an additional $33.0 million may be payable.

UNITED BUSINESS MEDIA PLC

26. Reconciliation of operating loss to net cash inflow from operating activities

	Year ended December 31

		As restated
	2000	2001	2002
	£m	£m	£m

Operating loss	(15.5)	(520.0)	(215.2)
Depreciation charges	39.6	23.3	23.2
Amortization of intangible assets	167.6	506.3	247.9
Share of results of joint ventures	(0.4)	0.3	(1.6)
Share of results of associates	19.0	1.6	—
Income from other fixed asset investments	(4.9)	(4.3)	(10.4)
Other finance income/ (expenses)	10.1	(1.5)	(2.1)
Profit on sale of fixed asset investments	(2.4)	—	0.4
(Profit)/ loss on sale of tangible fixed assets	(6.2)	1.0	—
Payments against provisions	(1.4)	(3.8)	(14.9)
Decrease/ (increase) in stocks	(35.0)	5.6	(0.7)
(Increase)/ decrease in debtors	(56.8)	68.8	44.3
Increase/ (decrease) in creditors	2.4	(74.5)	(27.3)
Payments against exceptionals and other restructuring costs	—	(19.0)	(20.2)
Other non-cash items including movements on provisions	(4.1)	30.9	32.1

Net cash inflow from operating activities	112.0	14.7	55.5

     The effect of exceptional items on cash inflow from operating activities was an outflow of £30.0 million (2001: £30.9 million).

27. Analysis of movement in net cash/(debt)

	At		Acquisitions	Disposals	Other		At
	January 1,	Cash	(excl cash	(excl cash	non-cash	Exchange	December 31,
	2000	flow	& overdrafts)	& overdrafts)	movements	movements	2000
	£m	£m	£m	£m	£m	£m	£m

Cash at bank and in hand	67.9						1,115.2
Overdrafts	(19.4)						—

	48.5						1,115.2
Less deposits treated as liquid resources	(35.8)						(1,093.3)

	12.7	9.9	—	—	—	(0.7)	21.9
Debt due after one year	(1,312.2)	785.1	—	—	(1.3)	(62.1)	(590.5)
Debt due within one year	(45.5)	3.2	(2.2)	3.4	—	—	(41.1)

	(1,345.0)	798.2	(2.2)	3.4	(1.3)	(62.8)	(609.7)
Deposits included in cash	35.8	1,059.3	—	—	—	(1.8)	1,093.3
Current asset investments	4.5	1,066.2	—	—	—	(1.3)	1,069.4

Total	(1,304.7)	2,923.7	(2.2)	3.4	(1.3)	(65.9)	1,553.0

UNITED BUSINESS MEDIA PLC

NOTES TO THE FINANCIAL STATEMENTS

27. Analysis of movement in net cash/(debt) (continued)

	At		Other		At
	January 1,	Cash	non-cash	Exchange	December 31,
	2001	flow	movements	movements	2001
	£m	£m	£m	£m	£m

Cash at bank and in hand	1,115.2				353.0
Overdrafts	—				(0.2)

	1,115.2				352.8
Less deposits treated as liquid resources	(1,093.3)				(343.0)

	21.9	(12.1)	—	—	9.8
Debt due after one year	(590.5)	(255.9)	2.0	(10.9)	(859.3)
Debt due within one year	(41.1)	1.7	—	—	(39.4)

	(609.7)	(266.3)	(2.0)	(10.9)	(888.9)
Deposits included in cash	1,093.3	(755.1)	—	4.8	343.0
Current asset investments	1,069.4	(469.0)	—	(5.2)	595.2

Total	1,553.0	(1,490.4)	(2.0)	(11.3)	49.3

	At		Other		At
	January 1,	Cash	non-cash	Exchange	December 31,
	2002	flow	movements	movements	2002
	£m	£m	£m	£m	£m

Cash at bank and in hand	353.0				96.7
Overdrafts	(0.2)				(0.2)

	352.8				96.5
Less deposits treated as liquid resources	(343.0)				(75.4)

	9.8	13.0	—	(1.7)	21.1
Debt due after one year	(859.3)	211.8	(6.2)	70.2	(583.5)
Debt due within one year	(39.4)	23.6	—	—	(15.8)

	(888.9)	248.4	(6.2)	68.5	(578.2)
Deposits included in cash	343.0	(264.4)	—	(3.2)	75.4
Current asset investments	595.2	42.4	—	(41.3)	596.3

Total	49.3	26.4	(6.2)	24.0	93.5

28. Disposal of subsidiary undertakings and businesses

2000
£m

Net assets disposed of during 2000
- Intangible assets	570.7
- Tangible fixed assets	148.1
- Joint ventures and associates	106.3
- Stock	157.1
- Debtors	292.2
- Cash	4.0
- Creditors	(272.6)
- Minority interests	(23.1)

982.7
Costs of disposal	106.9
Profit on disposal	2,081.5

Satisfied by cash	3,171.1

2000
£m

The analysis of net inflow of cash in respect of the sale of subsidiary undertakings is as follows:
Cash consideration	3,171.1
Cash at bank of subsidiary sold	(4.0)

Net cash inflow from sale of subsidiary undertakings	3,167.1

UNITED BUSINESS MEDIA PLC

NOTES TO THE FINANCIAL STATEMENTS

28. Disposal of subsidiary undertakings and businesses (continued)

     There were no material disposals in 2001 or in 2002.

     The subsidiaries sold contributed an inflow of £4.5 million in 2000 (1999: £204.4 million) of the group’s net operating cash flows and utilized £9.2 million in 2000 (1999: £19.5 million) for investing activities.

     At January 1, 2000 the accrual for the costs of the acquisition and integration of CMP Media, Inc. was £17.4 million. At December 31, 2000 this accrual was £4.6 million (having been reduced through utilization) and principally comprises payments due to former employees and owners which are payable over a period of three years from acquisition.

     The profits or losses attributable to divested operations have been included up to effective dates of disposal.

     The following summarizes disposals during the previous three years.

Disposals
March 2000	Visual Communications Group for a cash consideration of $220 million.
June 2000	United Advertising Publications, Inc. for a cash consideration of $520 million.
July 2000	Miller Freeman U.S. for a cash consideration of $650 million.
July 2000	Miller Freeman Europe for a cash consideration of £360 million.
July 2000	ITV businesses for a cash consideration of £1.75 billion.
November 2000	Express Newspaper Group for a cash consideration of £125 million.
April 2001	Springboard Internet Services Ltd, (LineOne) for a cash consideration of £22.4 million.

29. Purchase of subsidiary undertakings and businesses

2001
Total
£m

Gross cost of acquisitions in the year	134.4
Cash at acquisition	(10.4)

Cost of acquisitions	124.0
Amounts not paid in the year	(2.6)

Cash paid in the year net of cash acquired (including £4.0 million relating to joint ventures)	121.4

Gross cost of acquisitions represents:
Goodwill	132.4
Fixed assets	3.2
Net current liabilities	(0.3)
Creditors due after more than one year	(0.9)

134.4

     There were no acquisitions in 2000 or 2002.

UNITED BUSINESS MEDIA PLC

NOTES TO THE FINANCIAL STATEMENTS

29. Purchase of subsidiary undertakings and businesses (continued)

     The following table sets out the book values of the identifiable assets and liabilities acquired and their provisional fair value to the group:

	2001	2001	2001	2001
				Fair value of
			Alignment of	assets/
	Book net assets		accounting	(liabilities)
	on acquisition	Revaluations	policies	acquired
	£m	£m	£m	£m

Acquisitions:
Fixed assets
- Intangible fixed assets	1.9	—	(1.8)	0.1
- Tangible fixed assets	5.3	(2.5)	(1.3)	1.5
- Investments	1.6	—	—	1.6
Current assets/(liabilities):
- Cash	10.4	—	—	10.4
- Stocks	0.3	—	5.2	5.5
- Debtors and other current assets	33.4	(5.4)	—	28.0
- Creditors falling due within one year	(35.3)	(2.9)	(6.0)	(44.2)
Creditors falling due after more than one year	(0.9)	—	—	(0.9)

	16.7	(10.8)	(3.9)	2.0

     The adjustments for accounting policies are principally to align capitalization, amortization and revenue recognition policies with those of the group. Revaluations principally represent adjustments to state assets of the acquired business at their recoverable amounts and to reflect liabilities not previously recognized.

     During the previous three years the company has made certain acquisitions. With the exception of Link House Publications PLC acquired in 1984 and the merger with MAI plc in 1996, all acquisitions have been accounted for as purchases and are included in the accompanying financial statements from their respective dates of acquisition. Link House Publications PLC was then accounted for as a pooling of interests.

     The following summarizes the most significant acquisitions during the previous three years:

Acquisitions
March 8, 2001	Cyperus SA, a French corporate communications company, was acquired for an initial consideration of £7.0 million.

June 26, 2001	Allison-Fisher International, Inc. a U.S. market research company specializing in the automotive industry was acquired for an initial consideration of $45.0 million. The consideration is subject to an earn out arrangement. If certain profit targets over the period from acquisition until 30 June 2004 are met, maximum consideration of up to an additional $33.0 million may be payable.

July 5, 2001	50% of the Dutch national news agency’s news release distribution division, ANPSS, was acquired for €6.5 million in cash.

August 3, 2001	Roper Starch Worldwide LLC, a U.S. market research company, was acquired for $88.0 million.

September 7, 2001	Kenko Sangyo Shimbun Inc, a Japanese exhibition and publishing group, was acquired for a net consideration of $8.0 million.

December 20, 2001	Cozint, a specialist online healthcare research and consulting group, was acquired for $10.5 million.

     In addition to the above, in January 2002 the group’s stake in Channel 5 was increased to 35.4% from 29.0% for a cash consideration of £61 million.

     All of the above purchases have been accounted for as acquisitions and goodwill is being amortized over a period between six and twenty years.

UNITED BUSINESS MEDIA PLC

NOTES TO THE FINANCIAL STATEMENTS

30. Particulars of employees

     The average number of persons employed in the group, including directors, during the year was as follows:

	Year ended December 31

	2000	2001	2002

Category
CMP Media	3,294	2,472	1,772
CMP Asia	304	328	322
CMP Information	1,469	1,160	807
United Advertising Publications	784	803	724

Professional media	5,851	4,763	3,625
Former consumer media	4,564	—	—

News distribution	1,441	1,055	889
Market research	1,603	1,748	1,648

	13,459	7,566	6,162

	Year ended December 31

	2000	2001	2002

Location
United Kingdom	6,406	2,936	2,388
North America	6,079	4,196	3,376
Europe and Middle East	659	104	89
Pacific	315	330	309

	13,459	7,566	6,162

     Total staff costs, including directors’ emoluments, were:

	Year ended December 31

	Restated	Restated
	2000	2001	2002
	£m	£m	£m

Wages and salaries	425.8	293.3	254.5
Social security costs	52.2	32.6	32.6
Other pension costs	19.6	13.7	13.4

	497.6	339.6	300.5
Exceptional employee costs	1.0	18.5	—

	498.6	358.1	300.5

     Over the past two years, primarily as a result of the downturn in the United States market, UBM has undertaken a cost reduction and reorganization program involving group redundancies of approximately 1,400 staff. During 2001, the group also incurred exceptional payments relating to redundancy of £23.4 million. There were no such exceptional redundancy payments in 2000 or 2002.

Directors’ emoluments:

	Year ended December 31

	2000	2001	2002
	£m	£m	£m

Fees	0.4	0.4	0.4
Remuneration and benefits in kind	1.5	1.5	1.6
Compensation for loss of office	0.5	—	0.1
Bonuses	1.3	0.1	0.3
Contributions to defined contribution pension scheme	0.2	0.2	0.1

	3.9	2.2	2.5

UNITED BUSINESS MEDIA PLC

NOTES TO THE FINANCIAL STATEMENTS

30. Particulars of employees (continued)

Table of Individual Directors’ Remuneration

	Year ended December 31

	Basic salary	Fees(7)	Benefits(1)	Bonus (2)	Compensation	Total	Total
						2002	2001
	£	£	£	£	£	£	£

Directors
Clive Hollick	668,367		17,850			686,217	686,217
Charles Gregson (6)	292,633		13,633	138,960		445,226	280,360
Nigel Wilson (5)	310,000		13,261	68,200		391,461	134,662
Malcolm Wall (5)	325,000		11,958	68,250		405,208	395,435
Geoffrey Unwin (4)		64,685				64,685	40,000
John Botts		40,000				40,000	40,000
Jonathan Newcomb (5)		35,000				35,000	9,134
Christopher Powell		35,000				35,000	35,000
Adair Turner		35,795				35,795	35,000
Fields Wicker-Miurin		35,000				35,000	35,000

Former directors
Sir Ronald Hampel (3)		169,444			82,108	251,552	200,000

Total	1,596,000	414,924	56,702	275,410	82,108	2,425,144	1,890,808

(1)	Benefits are non-pensionable car and benefit cash allowances and/or benefits in kind provided by the Company.

(2)	Part or all of the bonus can be sacrificed to the UBM Senior Executive Equity Participation Plan, or SEEPP, as described in Item 6.E. Share Ownership – Directors’ Interests in long term incentive schemes.

(3)	Sir Ronald Hampel ceased to be chairman with effect from November 5, 2002 and the above table reflects his remuneration up to that date. He continued to receive fees in accordance with the company’s obligations in the terms of his appointment for the remainder of his notice period which would otherwise have expired on March 27, 2003. The figure of £82,108 in the table above comprises the amount of such fees and the value of secretarial services provided; £51,552 of this amount has been paid in 2003. With effect from October 1, 2000, 50 percent of the fees otherwise payable to Sir Ronald Hampel were provided to him in the form of a provisional allocation of ordinary shares in the company to which he became entitled, subject to certain conditions, on his retirement from the board. The cash equivalent of these provisional allocations of shares was reported as part of Sir Ronald’s remuneration for the periods in question. He became unconditionally entitled to receive the shares on November 5, 2002.

(4)	Geoffrey Unwin’s fees increased with effect from November 5, 2002, when he succeeded Sir Ronald Hampel as chairman. Adair Turner’s fees increased from the same date, when he became chairman of the audit committee. These increases are reflected in the fees column.

(5)	Malcolm Wall was appointed as a director on January 1, 2001, Nigel Wilson on August 1, 2001 and Jonathan Newcomb on September 27, 2001. The comparative table shows remuneration paid to them during 2001 with effect from their respective dates of appointment.

(6)	The company receives a contribution from ICAP plc in consideration for making available Charles Gregson’s services as chairman of that company. His remuneration shown in the table above reflects the amounts payable by UBM.

(7)	Non-executive directors’ fees include an element payable in the form of UBM Shares, as described in “Item 6.C. board Practices — Policy on remuneration of non-executive directors”. The cash element of Christopher Powell’s fee is paid to BMP DDB Limited, while that of John Botts is paid to Botts & Company Limited.

UNITED BUSINESS MEDIA PLC

NOTES TO THE FINANCIAL STATEMENTS

30. Particulars of employees (continued)

Pension Entitlement

     The table below shows the amount of the pension entitlement accrued during the year for Clive Hollick and Charles Gregson who both participated in a defined benefit scheme.

Defined benefits

     Members of the United Pension Plan receive increases on their pensions in payment of 5% per annum or that year’s Retail Price Index, or RPI, if less, for all pensionable service. The widow’s pension for the two executive directors is two thirds of their pension.

     Clive Hollick and Charles Gregson are members of the executive tier of the United Pension Plan (formerly called the MAI Pension Scheme), which is an approved defined benefit scheme. The Company meets the full cost of the benefits. Normal retirement age is 60 and the pension entitlement is two thirds of final “Pensionable Salary”, which is the annual average of the best three consecutive Pensionable Salaries in the last ten years.

     Under historical contracts the definition of Pensionable Salary for Clive Hollick and Charles Gregson included bonuses. Under Clive Hollick’s new contract any bonus paid after April 5, 2001 is not pensionable; this means that if he remains in office until normal retirement age of 60 (May 20, 2005) he will receive his already earned pension of £726,000 per annum. If he retires earlier this entitlement will be reduced pro rata on a sliding scale. The pension would normally also be subject to a discount if drawn prior to normal retirement date. If Clive Hollick’s service were terminated by the Company following a change of control he would be entitled to receive the pension of £726,000 per annum, reduced to reflect completed service plus his one year’s notice period.

     Under the terms of Charles Gregson’s service contract, the definition of Pensionable Salary includes annual bonus up to 50 percent of base salary; this is a long-standing term of his service contract. If Charles Gregson’s service were terminated by the Company without his consent he would be entitled to an immediate pension calculated as a proportion of his pension entitlement at age 60, based on his Final Pensionable Salary at the date of termination.

     The following tables show the pension figures required to be disclosed by both the Regulations (Table 1) and the current UKLA listing rules (Table 2) which have not, as yet been withdrawn.

Table 1		Increase in				Increase in
	Accrued	accrued pension				Transfer
	pension at	during the	Transfer	Transfer		Value for
	year end	year ended	value	value	Old	year ended	Old
	12.31.2002	12.31.2002	12.31.2001	12.31.2002	basis (1)	12.31.2002	basis(1)
Name	£000 pa	£000 pa	£000	£000	£000	£000	£000

Clive Hollick	633	38	8,829	10,065	9,067	1,236	238
Charles Gregson	356	3	4,793	4,935	4,387	142	(406)

(1)	These figures show the equivalent transfer value figures on December 31, 2002 on a like for like basis to those quoted at December 31, 2001.

     Table 1 shows accrued pension entitlements at December 31, 2002 for Clive Hollick and Charles Gregson with the increase in pension accrued during the year together with prior year and current year end transfer values. These transfer values represent the amount that would have been payable assuming the executive left service at the year end.

UNITED BUSINESS MEDIA PLC

NOTES TO THE FINANCIAL STATEMENTS

30. Particulars of employees (continued)

Table 2		Increase in accrued
	Accrued	pension during the	Transfer Value at
	pension at	year ended	12.31.2002 of
	year end	12.31.2002 in	increase in excess
	12.31.2002	excess of inflation	of inflation	Old basis(1)
Name	£000	£000	£000	£000

Clive Hollick	633	28	451	406
Charles Gregson	356	(3)	(45)	(40)

(1)	These figures show the equivalent transfer value figures on December 31, 2002 on a like for like basis to those quoted at December 31, 2001.

     It should be noted that during the year, as a consequence of changes introduced by the U.K. Government to the basis used for calculating minimum funding requirements for pensions the trustees of the scheme amended the basis for calculating transfer values. The equivalent transfer values at December 31, 2002 on a like for like basis are also shown for information. A significant proportion of the increase disclosed has arisen due to the change in the basis and as a consequence of falling equity markets.

Defined contribution

     Other directors are entitled to benefits under defined contribution arrangements. Details of the contributions paid during the year by the Company under these arrangements are set out below.

     Directors’ defined contribution pension provision is set out in the table below:

		Company pension
		contributions for
		the year ended 31
		December 2002
Name	Pension contribution	£000

Malcolm Wall	15% of full year's basic salary	49
Nigel Wilson	20% of full year's basic salary	62

Directors’ Interests in UBM Ordinary Shares of 25p (“UBM Shares”)

     The interests of the directors in UBM Shares (all of which are beneficial) are shown as follows at January 1, 2002, December 31, 2002 and April 30, 2003.

	Ordinary	Ordinary	Ordinary	SEEPP Bonus	SEEPP Bonus	SEEPP Bonus
	shares at	Shares at	Shares at	Shares at	Shares at	Shares at
	January 1,	December 31,	April 30,	January 1,	December 31,	April 30,
Director	2002	2002	2003	2002	2002	2003

Clive Hollick	482,238	499,882	673,768	238,804	238,804	238,804
Charles Gregson	255,183	302,436	407,341	32,270	35,020	35,020
Nigel Wilson	19,449	19,449	19,449	—	—	—
Malcolm Wall	2,786	12,427	12,427	—	—	—
John Botts (1)	4,123	7,209	9,439	—	—	—
Christopher Powell (1)	4,803	7,889	10,119	—	—	—
Geoffrey Unwin (1)	6,082	9,168	27,804	—	—	—
Fields Wicker-Miurin(1)	2,376	5,462	7,692	—	—	—
Adair Turner (1)	2,146	5,232	7,462	—	—	—
Jonathan Newcomb (1)	—	3,104	5,334	—	—	—

(1)	Interest of non-executive directors includes £10,000 per annum of provisional allocations of Ordinary Shares of the Company by way of remuneration.

UNITED BUSINESS MEDIA PLC

NOTES TO THE FINANCIAL STATEMENTS

30. Particulars of employees (continued)

     Each of the directors holds less than 1% of the Ordinary Shares of the Company as at December 31, 2002.

     At December 31, 2002, the trustees of the United Business Media Employee Share Ownership Trust, and the Qualifying Employee Share Trust (QUEST) held a total of 1,482,768 UBM ordinary shares (2001: 1,599,185; 2000: 3,568,004) and 529,530 B shares (2001: 1,446,982; 2000: nil) and options over 1,332,707 UBM ordinary shares (2001: 2,253,097; 2000: 2,063,423) and 1,165,572 B shares (2001: 1,377,771; 2000: nil). Under paragraph 2 of Schedule 13 of the Companies Act, the executive directors are deemed to be interested in these shares and options.

     The maximum price of UBM ordinary shares during the year was 611 pence and the minimum price was 211 pence.

Directors’ Interests in Options over UBM Shares

     The interests of the directors in options over UBM Shares are shown at January 1, 2002 and at December 31, 2002.

			Exercised/					Market
		Options	Lapsed	Options		Exercise		price at	Total
	Date	held at	during	held at	Exercise	period	Exercise	date of	gain on
	of Grant	1.1.02	2002	12.31.02	period from	to	price (p)	exercise	exercise

Clive Hollick
MAI Executive Schemes	Oct 30, 1992	51,200	51,200	—	Oct 30, 1995	Oct 30, 2002	234.375	253.075	£9,150
	Oct 28, 1993	28,800	—	28,800	Oct 28, 1996	Oct 28, 2003	363.281
	Oct 13, 1994	44,800	—	44,800	Oct 13, 1997	Oct 13, 2004	374.219
	Oct 20, 1995	64,000	64,000	—	Oct 20, 1998	Oct 20, 2002	467.625	n/a	n/a
MAI Sharesave Scheme	Oct 20, 1995	1,950	—	1,950	Dec 01, 2002	Jun 01, 2003	400.000
United 1994 Executive Scheme	Sept 16, 1996	153,455	—	153,455	Sept 16, 1999	Sept 16, 2006	686.000
United 2000 Executive Scheme	Dec 18, 2000	152,500	—	152,500	Dec 18, 2003	Dec 18, 2010	843.000
	Dec 18, 2000	152,500	—	152,500	Dec 18, 2004	Dec 18, 2010	843.000
	Aug 5, 2001	152,500	—	152,500	Aug 05, 2004	Aug 05, 2011	724.800
	Aug 5, 2001	152,500	—	152,500	Aug 08, 2005	Aug 05, 2011	724.800
	Dec 19, 2001	150,000	—	150,000	Dec 19, 2004	Dec 19, 2011	529.000
	Dec 19, 2001	150,000	—	150,000	Dec 19, 2004	Dec 19, 2011	529.000
	Aug 22, 2002	—	—	250,000	Aug 22, 2005	Aug 22, 2012	277.200
	Aug 22, 2002	—	—	250,000	Aug 22, 2006	Aug 22, 2012	277.200
United SAYE Scheme	Nov 01, 1996	1,464	—	1,464	Feb 01, 2004	Aug 01, 2004	532.600
	Oct 31, 1997	616	—	616	Feb 01, 2004	Aug 01, 2005	632.700
	Apr 20, 2001	1,382	—	1,382	Jun 01, 2006	Dec 01, 2006	488.300
	Apr 15, 2002	—	—	790	Jun 01, 2005	Dec 01, 2005	480.600

Charles Gregson
MAI Executive Schemes	Oct 30, 1992	51,200	51,200	51,200	Oct 30, 1995	Oct 30, 2002	234.375	501.80	£136,180
	Oct 28, 1993	28,800	—	28,800	Oct 28, 1996	Oct 28, 2003	363.281
	Oct 13, 1994	44,800	—	44,800	Oct 13, 1997	Oct 13, 2004	374.219
	Oct 20, 1995	64,000	64,000	64,000	Oct 20, 1998	Oct 20, 2002	467.625	n/a	n/a
United 1994 Executive Scheme	Sept 16, 1996	69,252	—	69,252	Sept 16, 1999	Sept 16, 2006	686.000
United 2000 Executive Scheme	Dec 18, 2000	52,500	—	52,500	Dec 18, 2003	Dec 18, 2010	843.000
	Dec 18, 2000	52,500	—	52,500	Dec 18, 2004	Dec 18, 2010	843.000
	Aug 05, 2001	52,500	—	52,500	Aug 05, 2004	Aug 05, 2011	724.800
	Aug 05, 2001	52,500	—	52,500	Aug 05, 2005	Aug 05, 2011	724.800
	Dec 19, 2001	75,000	—	75,000	Dec 19, 2004	Dec 19, 2011	529.000
	Dec 19, 2001	75,000	—	75,000	Dec 19, 2005	Dec 19, 2011	529.000
	Aug 22, 2002	—	—	125,000	Aug 22, 2005	Aug 22, 2012	277.200
	Aug 22, 2002	—	—	125,000	Aug 22, 2006	Aug 22, 2012	277.200
United SAYE Scheme	Nov 01, 1996	2,591	2,591	—	Feb 01, 2002	Aug 01, 2002	532.600	492.50	£1,111*
	Dec 15, 1998	655	—	655	Feb 01, 2004	Aug 01, 2004	514.800
	Apr 15, 2002	—	—	2,754	June 01, 2007	Dec 01, 2007	480.600

UNITED BUSINESS MEDIA PLC

NOTES TO THE FINANCIAL STATEMENTS

30. Particulars of employees (continued)

Directors’ Interests in Options over UBM Shares (continued)

			Exercised/					Market
		Options	Lapsed	Options		Exercise		price at	Total
		held at	during	held at	Exercise	period	Exercise	date of	gain on
	Date of Grant	1.1.02	2002	12.31.02	period from	to	price (p)	exercise	exercise

Malcolm Wall
United 2000 Executive Scheme	Dec 18, 2000	76,000	—	76,000	Dec 18, 2003	Dec 18, 2010	843.000
	Dec 18, 2000	76,000	—	76,000	Dec 18, 2004	Dec 18, 2010	843.000
	Aug 05, 2001	76,000	—	76,000	Aug 05, 2004	Aug 05, 2011	724.800
	Aug 05, 2001	76,000	—	76,000	Aug 05, 2005	Aug 05, 2011	724.800
	Dec 19, 2001	75,000	—	75,000	Dec 19, 2004	Dec 19, 2011	529.000
	Dec 19, 2001	75,000	—	75,000	Dec 19, 2005	Dec 19, 2011	529.000
	Aug 22, 2002	—	—	125,000	Aug 22, 2005	Aug 22, 2012	277.200
	Aug 22, 2002	—	—	125,000	Aug 22, 2006	Aug 22, 2012	277.200
United SAYE Scheme	Apr 20, 2001	1,587	—	1,587	Jun 01, 2004	Dec 01, 2004	488.300

Nigel Wilson
United 2000 Executive Scheme	Aug 08, 2001	104,000	—	104,000	Aug 08, 2004	Aug 08, 2011	595.700
	Aug 08, 2001	104,000	—	104,000	Aug 08, 2005	Aug 08, 2011	595.700
	Dec 19, 2001	75,000	—	75,000	Dec 19, 2004	Dec 19, 2011	529.000
	Dec 19, 2001	75,000	—	75,000	Dec 19, 2005	Dec 19, 2011	529.000
	Aug 22, 2002	—	—	125,000	Aug 22, 2005	Aug 22, 2012	277.200
	Aug 22, 2002	—	—	125,000	Aug 22, 2006	Aug 22, 2012	277.200

*	includes value of associated receipt of ICAP shares

     Options granted under the 2000 scheme are subject to performance conditions as described in the discussion of Long Term Incentive Schemes below. Options granted to Clive Hollick, Charles Gregson and Malcolm Wall under the United 1994 Executive Scheme are subject to a performance condition which requires EPS growth to exceed inflation by an average of 2 percent per annum over a three year period. At the time of setting up the 1994 Executive Scheme this performance measure was in line with existing market practice. The performance condition has been met in respect of all outstanding options held by these executive directors under the United 1994 Executive Scheme, which are consequently fully vested. All options were granted at market value and for no consideration.

     Options granted to Clive Hollick and Charles Gregson under the MAI Executive Schemes are not subject to any performance conditions; at the time these schemes were established it was not customary to require performance conditions. All options were granted at market value of the corresponding MAI shares at the date of the grant and were converted into options over shares in the company upon the merger of the company and MAI in 1996. No consideration was payable for the grant of options under these schemes.

     There have been no variations in the terms and conditions of scheme interests during the year.

31. Pensions

     The group has adopted FRS 17 “Retirement Benefits” in these financial statements. The group operates a number of defined benefit pension schemes in the U.K. and overseas. The most recent actuarial valuations were carried out at various dates between April 5, 2000 and April 5, 2002 and updated to December 31, 2002 by independent qualified actuaries using the projected unit method.

UNITED BUSINESS MEDIA PLC

NOTES TO THE FINANCIAL STATEMENTS

31. Pensions (continued)

     The financial assumptions used to calculate the present value of scheme liabilities under FRS 17 are:

	Year ended December 31

		U.K. Schemes			U.S. Schemes

	2000	2001	2002	2000	2001	2002

	%	%	%	%	%	%
Discount rate	6.00	6.00	5.60	7.25	7.25	6.75
Inflation assumption	2.50	2.75	2.50	n/a	n/a	2.50
Rate of increase in salaries	4.50	4.75	4.00	6.00	6.00	4.00
Rate of increase in pensions in payment on post April 1997 pension	2.50	2.75	2.50	n/a	n/a	n/a

     The assets in the scheme and expected return on assets were:

	At December 31

	2000	Expected	2001	Expected	2002	Expected
		return on		return on		return on
		assets		assets		assets
U.K. Schemes	£m	%	£m	%	£m	%

Equities	202.0	7.0	182.0	6.5	151.4	6.0
Bonds	163.0	5.5	143.0	5.5	131.1	4.7
Cash	1.0	4.0	2.0	4.0	2.5	4.0

Total	366.0		327.0		285.0

	At December 31

	2000	Expected	2001	Expected	2002	Expected
		return on		return on		return on
		assets		assets		assets
U.S. Schemes	£m	%	£m	%	£m	%

Equities	14.0	8.0	11.0	8.0	8.5	8.0
Bonds	9.0	7.0	7.0	7.0	5.8	6.8
Cash	—	n/a	—	n/a	—	n/a

Total	23.0		18.0		14.3

     The following amounts at December 31, 2002 were measured in accordance with the requirements of FRS 17:

	At December 31

		U.K. Schemes			U.S. Schemes
	2000	2001	2002	2000	2001	2002
	£m	£m	£m	£m	£m	£m

Total market value of assets	366.0	327.0	285.0	23.0	18.0	14.3
Present value of scheme liabilities	(312.0)	(359.0)	(365.6)	(30.0)	(27.0)	(24.6)

Surplus/(deficit) in the scheme	54.0	(32.0)	(80.6)	(7.0)	(9.0)	(10.3)
Irrecoverable surplus	(46.0)	—	—	—	—	—

Recoverable surplus/(deficit)	8.0	(32.0)	(80.6)	(7.0)	(9.0)	(10.3)
Related deferred tax liability/(asset)*	—	—	—	—	—	—

Net pension asset/(liability)	8.0	(32.0)	(80.6)	(7.0)	(9.0)	(10.3)

*	The related deferred tax asset (liability) has not been recognized, having given consideration to the likelihood of recovery of the balance.

	Year ended December 31

Analysis of amount charged to		U.K. Schemes			U.S. Schemes
operating profit in respect of	2000	2001	2002	2000	2001	2002
defined benefit schemes	£m	£m	£m	£m	£m	£m

Current service cost	7.0	2.6	2.0	5.1	4.4	3.8
Past service cost (gross)	—	0.6	0.2	(0.2)	—	(0.6)

	7.0	3.2	2.2	4.9	4.4	3.2
Curtailments/settlements (gross)	(0.2)	(1.2)	(0.7)	—	(3.7)	—

Total operating charge	6.8	2.0	1.5	4.9	0.7	3.2

UNITED BUSINESS MEDIA PLC

NOTES TO THE FINANCIAL STATEMENTS

31. Pensions (continued)

     Curtailment credits in 2001 have been included within exceptional items as they originate from the significant restructuring activity that occurred during the year.

	Year ended December 31

	U.K. Schemes		U.S. Schemes

	2001	2002	2001	2002
Movement in surplus during the year	£m	£m	£m	£m

Surplus/ (deficit) in the scheme at beginning of the year	54.0	(32.0)	(7.0)	(9.0)
Movement in year:
Current service cost	(2.6)	(2.0)	(4.4)	(3.8)
Employer contributions	4.4	3.1	7.2	3.7
Past service costs	(0.6)	(0.2)	—	0.6
Settlement/curtailments	1.2	0.7	3.7	—
Other finance income	(1.0)	(1.8)	(0.5)	(0.3)
Actuarial gain/(loss)	(87.4)	(48.4)	(7.6)	(2.2)
Effect of currency translation	—	—	(0.4)	0.7

Deficit in scheme at end of year	(32.0)	(80.6)	(9.0)	(10.3)

	Year ended December 31

	U.K. Schemes		U.S. Schemes

	2001	2002	2001	2002
Analysis of amount credited to other finance income	£m	£m	£m	£m

Expected return on pension scheme assets	18.0	19.4	1.6	1.3
Interest on pension scheme liabilities	(19.0)	(21.2)	(2.1)	(1.6)

Net return	(1.0)	(1.8)	(0.5)	(0.3)

	At December 31

	U.K. Schemes		U.S. Schemes

Analysis of amount recognized in statement of total recognized	2001	2002	2001	2002
gains and losses (STRGL)	£m	£m	£m	£m

Actual return less expected return on pension scheme assets	(46.4)	(48.4)	(2.8)	(2.6)
Experience gains and losses arising on the scheme liabilities	—	9.8	(4.8)	—
Changes in assumptions underlying the present value of the scheme liabilities	(41.0)	(9.8)	—	0.4
Impact of irrecoverable surplus	46.0	—	—	—

Actuarial loss recognized in the STRGL	(41.4)	(48.4)	(7.6)	(2.2)

	At December 31

	U.K. Schemes		U.S. Schemes

	2001	2002	2001	2002
History of experience gains and losses	£m	£m	£m	£m

Difference between the expected and actual return on scheme assets:
Amount	(46.4)	(48.4)	(2.8)	(2.6)
Percentage of scheme assets at period end	(14%)	(17%)	(16%)	(18%)
Experience gains and losses of scheme liabilities:
Amount	—	9.8	(4.8)	—
Percentage of the present value of the scheme liabilities at period end	—%	3%	(18%)	—%
Total amount recognized in statement of total recognized gains and losses:
Amount	(41.4)	(48.4)	(7.6)	(2.2)
Percentage of the present value of the scheme liabilities at period end	(12%)	(13%)	(28%)	(9%)

     The U.K. schemes are closed to new members, hence under the projected unit method the current service cost (expressed as a percentage of salary) will increase as the members of the scheme approach retirement.

     The group is making additional contributions to eliminate MFR deficits in the U.K.. Contributions are expected to be £10.9 million in 2003 made up of £5.4 million for U.K. plans and £5.5 million for U.S. plans.

UNITED BUSINESS MEDIA PLC

NOTES TO THE FINANCIAL STATEMENTS

31. Pensions (continued)

     The pension cost for the defined contribution schemes for the year is as follows:

	Year ended December 31

	2000	2001	2002
Defined contribution schemes	£m	£m	£m

- U.K	1.1	2.0	2.0
- U.S	4.0	4.4	3.2

Total for the year	5.1	6.4	5.2

32. Related party transactions

     The group entered into the following transactions with related parties during the year:

			Balances	Value of		Value of
			(owed by)/	transactions		transactions
		Value of transactions	due to the group at	Year ended December	Balances (owed by)/	Year ended
		Year ended December 31,	December 31,	31,	due to the group at	December 31,
Transactions with	Nature of	2000	2001	2001	December 31, 2002	2002
related parties	transactions	£m	£m	£m	£m	£m

Channel 5 Television Group Limited	Sales	3.4	—	—	—	—
	Loans and interest
	receivable	9.4	179.2	7.4	193.5	8.9
Springboard Internet Services Limited (LineOne)	Loans and interest
	receivable	1.7	—	—	—	—
SDN Limited	Loans and interest
	receivable	0.5	12.3	0.3	13.2	0.3

UNITED BUSINESS MEDIA PLC

NOTES TO THE FINANCIAL STATEMENTS

33. Share options

     At December 31, 2002 options granted over the company’s ordinary shares of 25 pence under employee share option schemes were outstanding as follows:

					Remaining
	Number of	Exercise price		Exercise dates	contractual life
Date of grant	shares	(p)	Exercise dates from	to	(years)

United U.K. Executive Schemes
04/13/1993	10,280	530.1	04/13/1996	04/13/2003	0.3
09/24/1996	4,300	692.5	09/24/1999	09/24/2006	3.8
03/26/1997	27,300	754.5	03/26/2000	03/26/2007	4.3
09/25/1997	7,894	760.0	09/25/2000	09/25/2007	4.8
12/14/1998	111,530	511.0	12/14/2001	12/14/2008	5.9
09/16/1999	9,880	607.0	09/16/2002	09/16/2009	6.8
03/03/2000	175,936	867.2	03/03/2003	03/03/2010	7.3
05/08/2001	148,529	724.8	05/08/2004	05/08/2011	8.4
08/08/2001	10,072	595.7	08/08/2004	08/08/2011	8.7
03/08/2002	156,780	574.0	03/08/2005	03/08/2012	9.3

United International Executive Schemes
04/27/1994	15,000	607.8	04/27/1997	04/27/2004	1.3
04/04/1995	10,000	482.5	04/04/1998	04/04/2005	2.3
04/19/1996	35,000	658.5	04/19/1999	04/19/2006	3.3
06/05/1996	86,288	702.5	06/05/1999	06/05/2006	3.5
09/16/1996	222,707	686.0	09/16/1999	09/16/2006	3.8
09/24/1996	250,700	669.5	09/24/1999	09/24/2006	3.8
03/26/1997	109,600	731.5	03/26/2000	03/26/2007	4.3
09/25/1997	67,106	742.0	09/25/2000	09/25/2007	4.8
12/14/1998	1,206,840	511.0	12/14/2001	12/14/2008	5.9
09/16/1999	29,120	607.0	09/16/2002	09/16/2009	6.8
03/03/2000	1,040,360	867.2	03/03/2003	03/03/2010	7.3
05/09/2000	55,465	753.0	05/09/2003	05/09/2010	7.4
12/18/2000	3,004,100	843.0	12/18/2003	12/18/2010	7.9
12/18/2000	1,061,000	843.0	12/18/2004	12/18/2010	7.9
05/08/2001	2,391,471	724.8	05/08/2004	05/08/2011	8.4
05/08/2001	1,241,000	724.8	05/08/2004	05/08/2011	8.4
08/08/2001	103,928	595.7	08/08/2004	08/08/2011	8.7
08/08/2001	104,000	595.7	08/08/2005	08/08/2011	8.7
12/19/2001	1,240,000	529.0	12/19/2004	12/19/2011	8.9
12/19/2001	1,240,000	529.0	12/19/2005	12/19/2011	8.9
03/08/2002	2,383,220	574.0	03/08/2005	03/08/2012	9.3
08/22/2002	1,827,500	277.2	08/22/2005	08/22/2012	9.7
08/22/2002	1,827,500	277.2	08/22/2006	08/22/2012	9.7

MAI 1991 Executive Scheme
04/20/1993	35,840	289.1	04/20/1996	04/20/2003	0.3
10/28/1993	105,600	363.3	10/28/1996	10/28/2003	0.8
10/13/1994	137,600	374.2	10/13/1997	10/13/2004	1.8
10/18/1995	54,400	490.6	10/18/1998	10/18/2005	2.8

United SAYE Schemes
11/01/1996	15,885	532.6	02/01/2000	08/01/2004	1.7
10/31/1997	18,235	632.7	02/01/2001	08/01/2005	2.7
12/15/1998	88,919	514.8	02/01/2002	08/01/2006	3.7
09/17/1999	135,020	497.0	12/01/2002	06/01/2007	4.5
04/20/2001	355,258	488.3	12/01/2004	12/01/2008	5.9
04/15/2002	221,109	480.6	06/01/2005	12/01/2009	6.9

United International Sharesave Plan *
01/15/1998	7,260	632.7*	02/01/2001	08/01/2003	0.7
01/04/1999	20,257	514.8*	02/01/2002	08/01/2004	1.7
09/30/1999	66,250	497.0*	12/01/2002	06/01/2005	2.5
04/20/2001	194,445	488.3*	12/01/2004	12/01/2006	3.9
04/20/2002	200,119	480.6*	06/01/2005	12/01/2007	4.9

MAI Sharesave Scheme
10/20/1995	16,672	400.0	12/01/2000	06/01/2003	0.5

*	The option price is quoted in each country in the local currency, and has been translated at the exchange rate on the date of grant.

UNITED BUSINESS MEDIA PLC

NOTES TO THE FINANCIAL STATEMENTS

33. Share options (continued)

     The movement in shares under option during the year was as follows:

						Weighted
	United	United	MAI	MAI	United	average
	Executive	SAYE	Executive	SAYE	International	exercise price
	Schemes*	Schemes*	Schemes	Schemes	Sharesave Schemes	(p)
Balance at January 1, 2000	9,454,166	3,011,910	936,736	331,873	1,049,271	553.73
Granted during the year	7,934,600	—	—	—	—	852.24
Exercised during the year	(4,748,063)	(616,550)	(201,696)	(225,614)	(48,193)	568.59
Expired, cancelled or lapsed	(630,200)	(483,115)	—	(28,099)	(618,312)	577.90

Balance at December 31, 2000	12,010,503	1,912,245	735,040	78,160	382,766	701.84

Granted during the year	6,703,500	618,014	—	—	331,981	628.13
Exercised during the year	(727,731)	(717,074)	(166,400)	(42,391)	(54,900)	506.77
Expired, cancelled or lapsed	(2,868,714)	(708,837)	(4,800)	(8,978)	(109,354)	734.29

Balance at December 31, 2001	15,117,558	1,104,348	563,840	26,791	550,493	681.63

Granted during the year	6,240,000	262,129	—	—	214,729	405.86
Exercised during the year	(152,640)	(90,632)	(102,400)	(2,471)	—	427.67
Expired, cancelled or lapsed	(990,512)	(441,419)	(128,000)	(7,648)	(276,891)	524.30

Balance at December 31, 2002	20,214,406	834,426	333,440	16,672	488,331	605.07

Shares exercisable:
At December 31, 2000	1,964,887	374,418	735,040	78,160	—	581.76
At December 31, 2001	2,423,496	101,490	563,840	26,791	19,077	543.04
At December 31, 2002	2,203,545	258,059	333,440	16,672	93,767	549.20

*	Including the Blenheim scheme in 2000 and 2001.

UNITED BUSINESS MEDIA PLC

NOTES TO THE FINANCIAL STATEMENTS

34.	Summary of Differences Between United Kingdom and United States Generally Accepted Accounting Principles (“U.K. GAAP” and “U.S. GAAP”)

     The following is a summary of material adjustments to net income, shareholders’ equity and financial position, which would be required if accounting principles generally accepted in the United States had been applied.

A. RECONCILIATION OF NET INCOME

	Year ended December 31

	As restated	As restated
	2000	2001		2002
	£m	£m		£m

Profit/ (loss) for the financial year in accordance with U.K. GAAP	1,773.1	(564.2)		(239.0)
Adjustments:
a) Goodwill and other intangible assets:
(i) Amortization of goodwill	(106.5)	7.3		249.1
(ii) Transitional adjustment for adoption of SFAS 142	—	—		(298.8)
(iii) Impairment of goodwill during year	—	—		(102.1)
(iv) Amortization of intangible assets	—	(2.8)		(6.3)
(v) Impairment of identified intangible assets	—	—		(5.8)
b) Investments
(i) Cost to equity accounting	—	(41.6)		(12.8)
(ii) Negative equity investments	2.3	(2.3)		—
(iii) Investment in own shares	—	—		7.4
(iv) Mark to market on interest rate swaps	11.5	(9.8)		12.2
(v) Amortization cumulative SFAS 133 transition adjustment	—	0.6		0.5
c) Pension costs	0.7	17.7		(4.1)
d) Deferred tax:
(i) Deferred tax SFAS 109 adjustments	(10.7)	14.2		(10.2)
(ii) Deferred tax effect of reconciling items	(3.6)	(6.5)		—
(iii) Deferred tax valuation allowance	7.3	(47.3)		3.4
e) Stock compensation	(11.9)	3.1		0.2
f) Re-calculated profit on disposal of subsidiaries	(609.3)	1.5		—

Net income/(loss) as adjusted to conform with U.S. GAAP	1,052.9	(630.1)		(406.3)

Arising from:
Income from continuing operations before effect of adoption of SFAS 142	273.9	(630.1)		(107.5)
Effect of adoption of SFAS142	—	—		(298.8)

Net income from continuing operations	273.9	(630.1)		(406.3)
Loss from operations of discontinued operations	(39.0)	—		—
Profit on disposal of discontinued operations	818.0	—		—

Net income/(loss) — Basic	1,052.9	(630.1)		(406.3)

Bond interest saved (net of tax)	7.6	—		—

Net income/(loss) — Diluted	1,060.5	(630.1)		(406.3)

Per share — Basic
Income from continuing operations before effect of adoption of SFAS 142	54.6p	(163.4)	p	(32.2)	p
Effect of adoption of SFAS 142	—	—		(89.5)	p

Net income from continuing operations	54.6p	(163.4)	p	(121.7)	p
Discontinued operations	155.4p	—		—

Net income/(loss)	210.0p	(163.4)	p	(121.7)	p

Per share — Diluted
Income from continuing operations before effect of adoption of SFAS 142	53.3p	(163.4)	p	(32.2)	p
Effect of adoption of SFAS 142	—	—		(89.5)	p

Continuing operations	53.3p	(163.4)	p	(121.7)	p
Discontinued operations	147.7p	—		—

Net income/(loss)	201.0p	(163.4)	p	(121.7)	p

Weighted average number of shares outstanding (‘000)	501,249	385,710		333,773
Share options outstanding at December 31 (‘000)	2,565	—		—
Convertible loan stock (‘000)	23,841	—		—

Diluted weighted average number of shares outstanding (‘000)	527,655	385,710		333,773

UNITED BUSINESS MEDIA PLC

NOTES TO THE FINANCIAL STATEMENTS

34.	Summary of Differences Between United Kingdom and United States Generally Accepted Accounting Principles (“U.K. GAAP” and “U.S. GAAP”)

B. RECONCILIATION OF SHAREHOLDERS’ EQUITY

	At December 31

	As restated
	2001	2002
	£m	£m

Shareholders’ funds in accordance with U.K. GAAP	563.0	211.3
Adjustments:
a) Goodwill
(i) Cost differences	452.5	(1,045.3)
(ii) Amortization	(156.7)	1,182.3
b) Other intangibles:
(i) Cost differences	31.3	32.2
(ii) Amortization	(2.8)	(2.9)
c) Fixed Asset Investments
(i) Cost to equity accounting	(41.6)	(54.5)
(ii) Amortization of goodwill joint ventures and associates	—	4.1
(iii) Investment in own shares	(7.3)	(4.1)
(iv) Marketable securities	0.8	5.9
(v) Mark to market on interest rate swaps	2.2	14.9
(vi) SFAS 133 transition adjustment	1.9	1.4
d) Current liabilities
(i) Stock compensation	(26.3)	(26.1)
(ii) Proposed final dividend	3.4	13.9
e) Provisions for liabilities and charges
(i) Deferred and corporate income taxes	(9.2)	(19.1)
(ii) Pension costs-effect of adopting SFAS 87	88.6	14.3

Shareholders’ equity adjusted to conform with U.S. GAAP	899.8	328.3

C. RECONCILIATION OF THE MOVEMENT IN U.S. GAAP SHAREHOLDERS’ EQUITY

	At December 31

	2001	2002
	£m	£m

U.S. GAAP Shareholders’ equity at January 1	2,838.9	899.8
Profit/ (loss) for the year	(630.1)	(406.3)
Other comprehensive income/ (loss):
Currency translation	16.2	(28.6)
Minimum pension liability adjustment net of £1.5m tax	(16.2)	(117.2)
Unrealized profit on marketable securities net of £1.6m tax	0.2	3.5
Effect of SFAS 133 adoption	1.8	—
Amortization of effect of SFAS 133 adoption	—	(0.5)

Total comprehensive loss	(628.1)	(549.1)
Purchase of treasury stock	2.2	(4.2)
Equity dividends paid in year	(93.2)	(13.1)
Non-equity dividends paid in year	(325.3)	(0.6)
New share capital subscribed	6.6	2.9
Return of capital to shareholders	(901.3)	(7.4)

U.S. GAAP Shareholders’ equity at December 31	899.8	328.3

	At December 31

		Minimum		Effect of
CUMULATIVE OTHER COMPREHENSIVE	Currency	pension	Marketable	SFAS 133
INCOME	translation	liability	securities	adoption
	£m	£m	£m	£m

At January 1, 2000	(105.0)	—	0.6	—
Movement in the year	26.8	—	4.0	—
At December 31, 2000	(78.2)	—	4.6	—
Movement in the year	16.2	(16.2)	0.2	1.8
At December 31, 2001	(62.0)	(16.2)	4.8	1.8
Movement in the year	(28.6)	(117.2)	3.5	(0.5)

At December 31, 2002	(90.6)	(133.4)	8.3	1.3

UNITED BUSINESS MEDIA PLC

NOTES TO THE FINANCIAL STATEMENTS

34.	Summary of Differences Between United Kingdom and United States Generally Accepted Accounting Principles (“U.K. GAAP” and “U.S. GAAP”) (continued)

     The United Kingdom accounting principles applied in the accompanying financial statements are discussed in “Group Accounting Policies” of these financial statements.

Group Accounting Policies

     A discussion of the material differences between the policies described there and those required by accounting principles generally accepted in the United States is set out below. Adjustments have been made in the reconciliations above, unless otherwise stated.

Business combination

     Under U.K. GAAP, the business combination with MAI in 1996 was accounted for using U.K. merger accounting principles set out in FRS 6 “Acquisitions and Mergers”. Under U.S. GAAP, the sale of Wagon and Tolley (which were MAI subsidiaries) during the period following the business combination, was considered a disposal of substantial interests even though these disposals did not have a material effect on the nature and focus of the group’s operations and therefore pooling-of-interests accounting was not permitted. Accordingly the business combination would have been accounted for under U.S. GAAP as a purchase of MAI by United Business Media plc rather than as a pooling of interests, which would have resulted in goodwill on the acquisition being recognized under U.S. GAAP.

     For other business combinations which are purchase accounted under U.K. GAAP, goodwill is recognized as the difference between net tangible assets of an acquired entity and the acquisition price. Under U.S. GAAP, SFAS 141, “Business Combinations” requires that all business combinations initiated after June 30, 2001 be accounted for using the purchase method of accounting and also requires identified intangible assets acquired in a business combination be recognized as an asset apart from goodwill if they meet certain criteria.

     The Group performed a purchase price allocation on the acquisition of Roper Starch Worldwide LLC (in August 2001) and recorded £42.8 million of identifiable intangible assets apart from goodwill which are being amortized over their estimated useful economic lives. The intangible assets identified are trademarks, customer relationships and technology. The current year amortization charge results in a weighted average useful life for these categories of fifteen, seven and six years, respectively. In addition, deferred tax liabilities of £12.8 million attributable to the difference between the assigned value and tax basis of the identifiable assets would have been recognized under U.S. GAAP. This deferred tax liability would have resulted in recognition of in £12.8 million of additional goodwill in 2001.

Acquisition accounting

     Under U.K. GAAP, the fair value balance sheet of an acquired company cannot include provisions for integration and reorganization costs set up by the acquiring company. Under U.S. GAAP, certain integration and reorganization costs may be considered liabilities assumed in the allocation of the acquisition cost. See also “Deferred and corporate income taxes”.

UNITED BUSINESS MEDIA PLC

NOTES TO THE FINANCIAL STATEMENTS

34.	Summary of Differences Between United Kingdom and United States Generally Accepted Accounting Principles (“U.K. GAAP” and “U.S. GAAP”) (continued)

Goodwill

     Under U.K. GAAP, in accordance with FRS 10 “Goodwill and Intangible Assets”, goodwill arising on acquisitions is capitalized and amortized over its estimated useful economic life. In reconciling to U.S. GAAP, goodwill arising on acquisitions have also been capitalized and amortized over their estimated useful economic lives until January 1, 2002.

     Under U.S. GAAP, with the adoption of SFAS 142 “Goodwill and Other Intangible Assets” effective January 1, 2002, goodwill is no longer amortized but is subject to periodic review for impairment. Prior to the adoption of SFAS 142, goodwill was capitalized and amortized over its estimated useful lives with a maximum of 40 years.

     Other intangible assets included in, and accounted for as, goodwill under U.K. GAAP but reclassified as intangibles under U.S. GAAP continue to be amortised over their individually determined estimated useful economic lives, subject to the provisions of SFAS 141, which clarifies the criteria to recognize these intangible assets separately from goodwill, and SFAS 144 “Accounting For the Impairment or Disposal of Long-Lived Assets”, which requires review for impairment if events or changes in circumstances indicate the carrying value may not be recoverable. An impairment charge of £5.8 million related to identified intangible assets in our Market Research business have been impaired in accordance with SFAS 144 for the year ended December 31, 2002.

     As a result of the adoption on January 1, 2002 of SFAS 142 and a market downturn during the year, the directors undertook a review of U.S. GAAP goodwill with the assistance of independent valuers. As a result, UBM incurred a transitional impairment charge of £298.8 million (Professional Media: £153.5 million; Market Research: £145.3 million) as at January 1, 2002, which is considered the cumulative effect of a change in accounting principle as required by SFAS 142. UBM elected to perform its annual impairment testing under SFAS 142 as at September 30, 2002 and recorded an additional £102.1 million (Professional Media: £85.3 million; Market Research: £16.8 million) for the year ended December 31, 2002. Differences in this annual impairment charge and the annual impairment charge of £114.2 million calculated in accordance with U.K. GAAP relate primarily to historical cost differences and differences in Income Generating Units tested for impairment under U.K. GAAP compared to Reporting Units tested for impairment under U.S. GAAP.

     Under U.S. GAAP, impairment charges have been calculated by comparing the carrying value of the assets concerned to externally prepared valuations derived from discounted future cash flows estimated by the Company. Significant assumptions are made in preparing these forecast cash flows; although these are believed to be appropriate, changes in these assumptions could change the outcomes of the impairment reviews.

     Under U.K. GAAP, impairment charges on goodwill and other intangible assets are recorded as an increase in accumulated amortization. Under U.S. GAAP, impairment charges are recorded as a reduction in cost. The presentation of goodwill and intangible assets within the reconciliation of shareholders’ funds reflects this classification difference.

UNITED BUSINESS MEDIA PLC

NOTES TO THE FINANCIAL STATEMENTS

34.	Summary of Differences Between United Kingdom and United States Generally Accepted Accounting Principles (“U.K. GAAP” and “U.S. GAAP”) (continued)

     If the goodwill non-amortization requirements of SFAS 142 had been applied in the years ended December 31, 2001 and 2000, net income/ (loss) and related per Ordinary share amounts as adjusted to accord with US GAAP would have been as follows:

	Year ended December 31

	As restated	As restated
	2000	2001
Net income-as reported	£1,052.9m	£(630.1)	m
Net income-pro forma	£991.8m	£(773.6)	m

Basic earnings per share-as reported	210.0p	(163.4)	p
Basic earnings per share-pro forma	197.9p	(200.6)	p

Diluted income/(loss)-as reported	£1,060.5m	£(630.1)	m
Diluted income/(loss)-pro forma	£892.9m	£(766.3)	m

Diluted earnings per share-as reported	201.0p	(163.4)	p
Diluted earnings per share-pro forma	169.2p	(198.7)	p

Cost to equity accounting

     Under U.K. GAAP, in order for an investment to be accounted for under the equity method, the investor must have a participating interest and must exercise significant influence over the entity’s financial and operating policies.

     Under U.S. GAAP, an investor is required to account for its investment in an entity that is owned between 20% and 50% under the equity method unless certain legal or other structural constraints are in place which preclude the ability of the investor to exercise significant influence over the operating and financial policies of that entity. On this basis, our investment in Channel Five Television Group (35.37% ownership) and certain other fixed asset investments are accounted for under the equity method in the U.S. GAAP reconciliations.

Disposal of subsidiaries

     Under U.K. GAAP, the profit or loss on disposal of a subsidiary includes the attributable amount of purchased goodwill to the extent that it has not previously been charged in the profit and loss account. Under U.S. GAAP, net goodwill could be higher due to the longer amortization of certain goodwill, thereby reducing the profit or increasing the loss on disposal.

     In 2000, unamortized goodwill on the disposal of the television business was written off. The goodwill arose as a result of acquisition accounting for MAI under U.S. GAAP which was accounted for as a merger under U.K. GAAP.

Discontinued operations

     Under U.K. GAAP, one of the conditions that a sale or termination has to satisfy in order to qualify as a discontinued operation is that it has a material effect on the nature and focus of the reporting entity’s operations and represents a material reduction in its operating facilities resulting either from its withdrawal from a particular market (whether class of business or geographical) or from a material reduction in turnover in the reporting entity’s continuing markets.

UNITED BUSINESS MEDIA PLC

NOTES TO THE FINANCIAL STATEMENTS

34.	Summary of Differences Between United Kingdom and United States Generally Accepted Accounting Principles (“U.K. GAAP” and “U.S. GAAP”) (continued)

     In 2001, under U.S. GAAP, as set out in the provisions of Accounting Principles Board (“APB”) 30 “Reporting the Results of Operations – Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions”, a discontinued operation was defined as a segment of a business whose activities represent a separate major line of business or class of customer and may include a subsidiary, a division, or a department and in certain cases a joint venture or other non-subsidiary investee. The disposal of a product line or part of a line of business did not constitute a discontinued operation under APB 30 even if the activities disposed of were clearly distinguishable by corporate structure, geographic region or separate plant facilities. In 2001, the U.K. online businesses disposed and closed were classified as discontinued operations under U.K. GAAP. However, under U.S. GAAP, this does not represent the discontinuance of a separate line of business. The Miller Freeman U.S. and European operations disposed of in 2000 were classified as discontinued operations under U.K. GAAP. However, under U.S. GAAP, they do not represent the discontinuance of a separate line of business.

     On January 1, 2002, the group adopted SFAS 144, which superseded APB 30 such that a discontinued operation is defined as a “component” of an entity, which is comprised of operations and cash flows that can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the company. The group had no disposals in 2002 and, therefore, no adjustments are necessary in 2002.

Statement of cash flows

     The cash flow statement in the U.K. GAAP financial statements has been prepared in conformity with U.K. FRS 1 (Revised) “Cash Flow Statements”. The principal differences between this statement and cash flow statements presented in accordance with U.S. SFAS 95 “Cash Flow Statements” are as follows:

1.	Under U.K. GAAP, net cash flow from operating activities is determined before considering cash flows from (a) returns on investments and servicing of finance and (b) taxes paid. Under U.S. GAAP, net cash flow from operating activities is determined after these items.

2.	Under U.K. GAAP, capital expenditure is classified separately while under U.S. GAAP, it is classified as an investing activity.

3.	Under U.K. GAAP, dividends paid are classified separately while under U.S. GAAP, dividends paid are classified as financing activities.

4.	Under U.K. GAAP, movements in short-term investments are not included in cash but classified as management of liquid resources. Under U.S. GAAP, short-term investments with a maturity of three months or less at the date of acquisition are included in cash.

5.	Under U.K. GAAP, movements in bank overdrafts are classified as movements in cash while under U.S. GAAP, they are classified as a financing activity.

UNITED BUSINESS MEDIA PLC

NOTES TO THE FINANCIAL STATEMENTS

34.	Summary of Differences Between United Kingdom and United States Generally Accepted Accounting Principles (“U.K. GAAP” and “U.S. GAAP”) (continued)

     A summary of the Group’s cash flows from operating, investing and financing activities, classified in accordance with U.S. GAAP, is presented below. For purposes of this summary, cash and cash equivalents consist of cash at bank and in hand, and short term deposits (less than three months).

	Year ended December 31

	2000	2001	2002
	£m	£m	£m

Cash provided by operating activities	3.7	34.2	88.8
Cash used in investing activities	3,007.3	(214.7)	(41.6)
Cash provided by financing activities	(1,922.4)	(586.9)	(298.6)

Net (decrease)/ increase in cash and cash equivalents under U.S. GAAP	1,088.6	(767.4)	(251.4)
Effects of exchange rate changes	(41.3)	5.2	(4.9)
Cash and cash equivalents under U.S. GAAP at the beginning of the year	67.9	1,115.2	353.0

Cash and cash equivalents under U.S. GAAP at the end of the year	1,115.2	353.0	96.7
Less: Investments within three months of maturity when acquired (short term deposits)	(1,093.3)	(343.0)	(75.4)

Cash under U.S. GAAP at the end of the period	21.9	10.0	21.3

     Analyses of the changes in cash and cash equivalents balances at year end, the changes in cash and cash equivalents during the year and non-cash financing activities is given in “Supplementary cash flow information”.

Currency translation

     Under U.K. GAAP, the adjustments arising from the translation of the financial statements of autonomous foreign subsidiary companies are required to be recorded to retained earnings. Under U.S. GAAP, this amount is to be accumulated as a separate component of shareholders’ equity. The accumulated amount of the cumulative translation adjustment under U.K. GAAP is a loss of £106.2 million (2001: loss of £72.8 million, 2000: loss of £88.8 million).

Commitments and contingent liabilities

     Under U.K GAAP, total future minimum lease payments in the following year are shown based on the lease expiration date. U.S. GAAP requires that the total future minimum lease payments to which the company is committed under non-cancelable operating and finance leases be disclosed by year of payment.

     Under U.S. GAAP the disclosure of lease commitments for 2002 where UBM acts as lessee would be as follows:

Year ended
December 31

2002
Operating
Leases
£m

Payments to be made within:
One year	33.3
One to two years	31.9
Two to three years	30.6
Three to four years	28.2
Four to five years	27.5
After five years	123.4

274.9

UNITED BUSINESS MEDIA PLC

NOTES TO THE FINANCIAL STATEMENTS

34.	Summary of Differences Between United Kingdom and United States Generally Accepted Accounting Principles (“U.K. GAAP” and “U.S. GAAP”) (continued)

     Under U.S. GAAP the disclosure of lease commitments receivable for 2002 where UBM acts as lessor is as follows:

Year ended
December 31

2002
Operating
Leases
£m

One year	(5.3)
One to two years	(5.3)
Two to three years	(5.3)
Three to four years	(5.3)
Four to five years	(5.3)
After five years	(24.7)

(51.2)

Pension plans and other post retirement benefits

     Under U.K. GAAP, the cost of providing pension benefits is calculated in accordance with FRS 17 “Retirement Benefits” by reference to the increase or decrease in the assets of the defined benefit pension schemes, measured at their market value at the balance sheet date and the liabilities of those schemes, measured using the projected unit method. Under U.S. GAAP, the cost of providing these benefits is calculated in accordance with SFAS 87 “Employers’ Accounting for Pensions” and SFAS 88 “Employers’ Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits” which requires the use of the projected unit credit method and a discount rate (reflecting the rate of interest at which the pension liabilities could effectively be settled) which reflects current market rates.

     The pension expense on this basis is as follows:

	Year ended December 31

		U.K. schemes			U.S. plan
	2000	2001	2002	2000	2001	2002
	£m	£m	£m	£m	£m	£m

Service cost	7.0	2.6	2.0	5.1	4.4	3.8
Interest cost	41.5	18.4	21.2	2.0	2.1	1.6
Expected return on plan assets	(56.2)	(23.3)	(20.8)	(2.0)	(1.9)	(1.2)
Amortization of transition (asset)/ obligation	(5.3)	(2.0)	(2.0)	—	—	—
Amortization of prior service cost	2.2	0.8	0.8	—	—	—
Amortization of actuarial (gain)/loss	(8.2)	(1.0)	5.5	—	—	0.1

Net periodic pension cost/(credit)	(19.0)	(4.5)	6.7	5.1	4.6	4.3

Impact of disposal	18.7	—	—	—	—	—
SFAS 88 charge	1.0	—	—	—	2.2	(0.1)

Total pension cost	0.7	(4.5)	6.7	5.1	6.8	4.2

     The SFAS 88 credit in 2002 represents the recognition of the prior service credit relating to the future working life curtailed. The SFAS 88 charge in the U.S. for 2001 was related to the businesses sold in the U.S. in 2000. In 2001, members who are employees of these businesses were offered the option of receiving cash payouts in respect of their benefits. This resulted in a settlement under SFAS 88. The SFAS 88 charge in the U.K. for 2000 was in respect of the sale of Express Newspapers and the transfer of employees out of the plan. The impact of the disposal relates to the sale of Express Newspapers, Anglia Television and HTV, where the entire pension plan was sold with the company. In addition, during 2000, the group disposed of certain businesses in the U.S. This resulted in a termination loss and curtailment gain of equal magnitude and hence a SFAS 88 charge of zero.

UNITED BUSINESS MEDIA PLC

NOTES TO THE FINANCIAL STATEMENTS

34.	Summary of Differences Between United Kingdom and United States Generally Accepted Accounting Principles (“U.K. GAAP” and “U.S. GAAP”) (continued)

     The major part of the group’s pension cost relates to the larger final salary schemes for U.K. and U.S. employees. Other plans are mostly defined contribution plans (mainly in the U.S.) and have been charged as incurred.

     Change in benefit obligation during the year:

	U.K. schemes		U.S. plan
	2001	2002	2001	2002
	£m	£m	£m	£m

At January 1	298.0	359.0	29.6	27.0
Service cost	2.6	2.0	4.4	3.8
Interest cost	18.4	21.2	2.1	1.6
Plan participants’ contributions	0.6	0.5	—	—
Age related benefits	—	0.6	—	—
Plan amendment	0.6	0.2	—	(0.6)
Actuarial gain	40.5	—	5.1	(0.4)
Effect of remeasurement	13.7	—	—	—
Curtailments	(0.1)	(0.7)	(3.5)	—
Settlements	—	—	(10.2)
Disposals	—	—	—	—
Benefits paid	(15.3)	(17.2)	(1.3)	(4.2)
Effect of currency translation	—	—	0.8	(2.6)

At December 31	359.0	365.6	27.0	24.6

     Change in plan assets during the year:

	U.K. schemes		U.S. plan
	2001	2002	2001	2002
	£m	£m	£m	£m

Fair value of plan assets at January 1	365.7	327.0	22.6	17.7
Actual return on plan assets	(28.4)	(29.0)	(1.2)	(1.3)
Disposals	—	—	—	—
Employer contribution	4.4	3.1	7.2	3.7
Plan participants’ contribution	0.6	0.5	—	—
Age related benefits	—	0.6	—	—
Settlements	—	—	(10.2)	—
Benefits paid	(15.3)	(17.2)	(1.3)	(4.2)
Effect of currency translation	—	—	0.6	(1.6)

Fair value at December 31	327.0	285.0	17.7	14.3

     The Projected Benefit Obligation, Accumulated Benefit Obligation and fair value for plan assets where the Accumulated Benefit Obligation exceeds the assets are £390.2 million, £375.9 million and £299.3 million respectively (2001: £135.0 million, £122.5 million and £101.7 million respectively).

UNITED BUSINESS MEDIA PLC

NOTES TO THE FINANCIAL STATEMENTS

34.	Summary of Differences Between United Kingdom and United States Generally Accepted Accounting Principles (“U.K. GAAP” and “U.S. GAAP”) (continued)

     The funded status is as follows:

	Year ended December 31

	U.K. schemes		U.S. plan
	2001	2002	2001	2002
December 31	£m	£m	£m	£m

Plan assets at fair value	327.0	285.0	17.7	14.3
Projected benefit obligation	359.0	365.6	(27.0)	24.6

Funded status	(32.0)	(80.6)	(9.3)	(10.3)
Unrecognized transition obligation	(3.4)	(1.4)	—	—
Unrecognized prior service cost	5.5	4.9	—	(0.3)
Unrecognized loss/(gain)	98.6	142.2	4.4	5.7

Prepaid pension cost	68.7	65.1	—	—
(Accrued) pension cost	—	—	(4.9)	(4.9)

Prepaid/(accrued) pension cost	68.7	65.1	(4.9)	(4.9)

     Amounts recognized in the balance sheet consist of :

	Year ended December 31

	U.K. schemes		U.S. plan
	2001	2002	2001	2002
December 31	£m	£m	£m	£m

Prepaid benefit cost	68.4	—	—	—
(Accrued benefit liability)	(13.8)	(68.0)	(7.0)	(8.6)
Intangible asset	—	4.9	—	—
Accumulated other comprehensive income	14.1	128.2	2.1	3.7

Net amount recognized	68.7	65.1	(4.9)	(4.9)

     The main actuarial assumptions underlying the valuations are as follows:

	Year ended December 31

	U.K. schemes				U.S. plan
December 31	2000	2001	2002	2000	2001	2002

Discount rate	6.0%	6.0%	5.6%	7.25%	7.25%	6.75%
Expected return on assets	6.5%	6.5%	5.65%	9.0%	7.5%	7.49%
Compensation increases	4.5%	4.75%	4.0%	6.0%	6.0%	4.0%
Pension increases after April 5, 1997	2.5%	2.75%	2.5%	n/a	n/a	n/a

Deferred and corporate income taxes

     Under U.K. GAAP, the company provides for deferred tax in accordance with FRS 19 and accounts for deferred income taxes using the liability method for all timing differences except to the extent that the liabilities are regarded as unlikely to crystallize in the foreseeable future. In accordance with U.S. GAAP, additional provision is made for virtually all “temporary” differences (between the income tax and financial reporting basis of assets and liabilities), even if under U.K. GAAP they are regarded as unlikely to crystallize in the foreseeable future. The reconciling item for deferred tax is net of a valuation allowance of £15.1 million for 2002 (2001: £47.3 million). On acquisition of a business, there is likely to be a difference in the fair value balance sheet under U.K. GAAP and U.S. GAAP due to the differences noted above.

UNITED BUSINESS MEDIA PLC

NOTES TO THE FINANCIAL STATEMENTS

34.	Summary of Differences Between United Kingdom and United States Generally Accepted Accounting Principles (“U.K. GAAP” and “U.S. GAAP”) (continued)

Deferred and corporate income taxes (continued)

a) Federal income tax charge

	Year ended December 31

	2000	2001	2002
	£m	£m	£m

United States federal income tax charge included in tax charge	218.3	15.4	6.5

b) Analysis of deferred tax

	Year ended December 31

		2000			2001			2002
	Total	Valuation Adjustment	Recognised	Total	Valuation Adjustment	Recognised	Total	Valuation Adjustment	Recognised
	£m	£m	£m	£m	£m	£m	£m	£m	£m

Depreciation and amortisation	14.0	(14.0)	—	15.4	(15.4)	—	12.5	(12.5)	—
Losses carried forward	36.1	(36.1)	—	33.5	(33.5)	—	43.5	(43.5)	—
Reserves and provisions	37.9	(37.9)	—	53.4	(53.4)	—	36.1	(36.1)	—

	88.0	(88.0)	—	102.3	(102.3)	—	92.1	(92.1)	—

     The losses carried forward have no expiration date.

Proposed final dividend

     In accordance with U.K. GAAP, final ordinary dividends are provided in the year in respect of which they are proposed on the basis of the recommendation by the directors, and prior to stockholder approval. Under U.S. GAAP, dividends are provided when declared. Dividends on the group’s Ordinary and B shares were not declared before December 31, 2002 and are, therefore, shown on the Reconciliation of Shareholder’s Equity.

Financial instruments

     Under U.K. GAAP, derivative financial instruments that reduce exposures on anticipated future transactions may be accounted for using hedge accounting. Under U.S. GAAP, the group adopted Statement of Financial Accounting Standard No. 133 (FAS 133) “Accounting for Derivative Instruments and Hedging Activities”, as amended by FAS 137 and FAS 138, on January 1, 2001. FAS 133 requires that all derivatives be recorded on the balance sheet at fair value and changes in the fair values be recognized immediately in earnings where specific hedge accounting criteria are not met. The group does not satisfy the FAS 133 requirements to achieve hedge accounting, where permitted, and recorded an unrealized gain of £2.4 million as a net of tax cumulative-effect adjustment in other comprehensive income, a component of shareholders’ equity, upon adoption of the standard. The cumulative effect adjustment is reclassified into earnings in the periods during which related liabilities incurred affects earnings. In 2002, £0.5 million (2001: £0.6 million) of the unrealized gain was amortized into earnings and an additional £1.3 million will be amortized in total from 2003 through 2005. Also in 2002, the group recorded a £12.2 million gain (2001: £9.8 million loss) related to stating its interest rate swaps at fair value.

     UBM uses interest rate swaps when appropriate to manage the interest rate risk profile of its borrowings. The interest to be paid or received on derivative financial instruments is aggregated with the interest expense on the related investment or borrowing.

     With regard to cash, short term deposits, short term debt, non-trade receivables and payables, lease obligations and other non current liabilities, the terms of these financial instruments approximate those available in the current market. Accordingly, carrying values approximate fair values.

UNITED BUSINESS MEDIA PLC

NOTES TO THE FINANCIAL STATEMENTS

34.	Summary of Differences Between United Kingdom and United States Generally Accepted Accounting Principles (“U.K. GAAP” and “U.S. GAAP”) (continued)

Financial instruments (continued)

     Current asset investments include unlisted investments. The directors consider that unlisted investments are stated at their approximate fair value based on internal evaluation analyses.

Investment in own shares

     Under U.K. GAAP, shares held by the “Employee Share Ownership Trusts” (ESOTs) are recorded as fixed asset investments at cost less amounts provided due to movements in the market value. Under U.S. GAAP, those shares not fully vested are regarded as treasury stock and recorded at cost as a deduction from shareholders’ equity.

Marketable securities

     Under U.K. GAAP, marketable securities, which are classified as current asset investments (of all types) are stated at the lower of cost and net realizable value. Fixed asset investments are stated at the lower of cost or, alternatively, at market value. Under U.S. GAAP, securities which are determined to be “available-for-sale” are stated at fair value if it is determinable and any unrealized gains or losses included as a separate component of shareholder’s funds. The deferred tax consequences of unrealized gains or losses are also charged or credited to shareholders’ funds.

Share options

     Under U.K. GAAP, there is no compensation expense for performance based employee compensation plans, whereas under U.S. GAAP these plans are subject to variable accounting. As permitted by FAS 123, UBM has continued to apply the methodologies set out in APB Opinion 25, ‘Accounting for Stock Issued to Employees’ and other U.S. GAAP literature in calculating its U.S. GAAP adjustments for share option plans and awards of share rights. The compensation expense associated with shares issued through the performance based compensation plans, in consideration for shares received, is recognized as the difference between the quoted market price of the stock, at the measurement date, and the exercise price of the option. Compensation costs, for the group, are charged to expenses over the period in which the related service is provided. If the compensation cost for the company’s share incentive plan had been determined based on the fair value at the grant date for awards in 2002, 2001 and 2000 consistent with the provisions of SFAS No. 123, the group’s net income and earnings per share as adjusted to accord with U.S. GAAP would have been as follows:

U.S. GAAP

Year ended December 31

	2000	2001	2002

Net income/ (loss)-as reported	£1,052.9m	£(630.1)m	£(406.3)m
Less: total stock based employee compensation expense determined under fair value based method for all awards, net of related tax effect	£(2.9)m	£(10.2)m	£(11.9)m

Net income/ (loss)-pro forma	£1,050.0m	£(640.3)m	£(418.2)m

Basic earnings/ (loss) per share-as reported	210.0p	(163.4)p	(121.7)p
Basic earnings/ (loss) per share-pro forma	209.5p	(166.0)p	(125.3)p

Diluted income/(loss)-as reported	£1,060.5m	£(630.1)m	£(406.3)m
Diluted income/(loss)-pro forma	£1,057.6m	£(640.3)m	£(418.2)m

Diluted earnings per share-as reported	201.0p	(163.4)p	(121.7)p
Diluted earnings per share-pro forma	200.4p	(166.0)p	(125.3)p

     The effects of applying FAS 123 for providing proforma disclosures are not likely to be representative of the effects on reported net income for future years.

UNITED BUSINESS MEDIA PLC

NOTES TO THE FINANCIAL STATEMENTS

34.	Summary of Differences Between United Kingdom and United States Generally Accepted Accounting Principles (“U.K. GAAP” and “U.S. GAAP”) (continued)

Share options (continued)

     The fair value of each option grant is estimated on the date of the grant using a Black-Scholes option pricing model with the following assumptions used for grants in 2002:

	Year ended December 31

	2000	2001	2002

Dividend yield	2.9%	1.25%	2.5%
Expected volatility	29.0%	29.0%	40.0%
Weighted average of risk free interest rates	5.6%	5.02%	4.95%

     For grants made under the 2000 Executive Scheme and the SEEPP2000 Plan, the company has assumed the expected life to be 2 years longer than the vesting period. The grants under the 2000 Executive Scheme vest after either 3 or 4 years and so the expected life is 5 or 6 years respectively. For the SEEPP2000 plan, matching options vest after 4 years and so the expected life for these options is 6 years. Grants made under the United SAYE scheme and the United International Sharesave Scheme vest after 3, 5 or 7 years. The company has assumed that the expected lifetime for these options should be equal to the vesting period.

     Supplementary information relating to share options:

	Year ended December 31

	2000	2001	2002
	p	p	p

Weighted average exercise price of options granted at a premium to market price	—	534.73	—
Weighted average exercise price of options granted at a discount to market price	851.80	675.73	405.35
Weighted average exercise price of options granted equal to market price	—	—	—
Weighted average grant date fair value of options granted at a premium to market price	—	138.75	—
Weighted average grant date fair value of options granted at a discount to market price	244.75	234.98	148.70
Weighted average grant date fair value of options granted equal to market price	—	—	—
Weighted average grant date fair value of share awards	906.76	640.44	513.70

Supplementary segmental information

	Year ended December 31

	Depreciation

	2000	2001	2002
	£m	£m	£m

By division
Continuing operations:
CMP Media	10.2	9.7	7.7
CMP Asia	0.3	0.3	0.3
CMP Information	1.6	3.2	2.8
United Advertising Publications	2.6	2.2	1.9

Professional media	14.7	15.4	12.7
News distribution	3.9	5.3	6.9
Market research	2.8	2.6	3.6

Continuing operations	21.4	23.3	23.2

Discontinued operations:
CMP Information	0.6	—	—
United Advertising Publications	9.8	—	—
Former consumer media	7.8	—	—

Discontinued operations	18.2	—	—

	39.6	23.3	23.2

By geographic market
United Kingdom, Europe and Middle East	25.2	8.0	7.3
North America	14.1	14.9	15.6
Pacific	0.3	0.4	0.3

	39.6	23.3	23.2

UNITED BUSINESS MEDIA PLC

NOTES TO THE FINANCIAL STATEMENTS

     34.     Summary of Differences Between United Kingdom and United States Generally Accepted Accounting Principles (“U.K. GAAP” and “U.S. GAAP”) (continued)

Supplementary segmental information (continued)

	Year ended December 31

	Investment in equity method investees			Capital expenditure

	2000	2001	2002	2000	2001	2002
	£m	£m	£m	£m	£m	£m

By division
CMP Media	13.5	7.1	4.3	11.5	7.8	1.4
CMP Asia	1.2	1.2	1.3	0.9	0.4	0.2
CMP Information	29.6	0.8	0.8	6.4	5.4	0.3
United Advertising Publications	—	—	—	1.4	1.1	1.3
Former consumer media	5.0	—	—	6.3	—	—

Professional media	49.3	9.1	6.4	26.5	14.7	3.2
News distribution	2.7	6.5	6.6	10.9	14.1	5.9
Market research	—	—	—	1.6	2.9	1.8

	52.0	15.6	13.0	39.0	31.7	10.9

By geographic market
North America				22.0	19.9	7.6
United Kingdom, Europe & Middle East				16.2	11.5	3.1
Pacific				0.8	0.3	0.2

				39.0	31.7	10.9

	At December 31

	Non – current assets		Total assets

			Restated
	2001	2002	2001	2002
	£m	£m	£m	£m

By division
CMP Media			433.0	296.6
CMP Asia			66.8	43.9
CMP Information			159.1	97.3
United Advertising Publications			16.0	18.8

Professional media			674.9	456.6
News distribution			79.6	52.1
Market research			213.9	111.3
Other			1,200.7	945.5

			2,169.1	1,565.5

North America	579.8	328.6	721.8	409.9
United Kingdom, Europe & Middle East	370.0	338.8	1,394.5	1,109.9
Pacific	43.3	25.1	52.8	45.7

	993.1	692.5	2,169.1	1,565.5

     The total assets by division represent the non-interest bearing assets employed by each division and include intangible assets.

UNITED BUSINESS MEDIA PLC

NOTES TO THE FINANCIAL STATEMENTS

34.	Summary of Differences Between United Kingdom and United States Generally Accepted Accounting Principles (“U.K. GAAP” and “U.S. GAAP”) (continued)

Supplementary cash flow information

(i) Analysis of changes in cash and cash equivalents during the year

	Year ended December 31

	2000	2001	2002
	£m	£m	£m

At January 1	12.7	21.9	9.8
Net cash inflow/(outflow)	9.9	(12.1)	13.0
Effect of foreign exchange rate changes	(0.7)	—	(1.7)

At December 31	21.9	9.8	21.1

(ii) Analysis of the balances of cash and cash equivalents

	At December 31

	2000	2001	2002
	£m	£m	£m

Cash at bank and in hand	1,115.2	352.8	96.5
Less: deposits treated as liquid resources	(1,093.3)	(343.0)	(75.4)

	21.9	9.8	21.1

     Deposits treated as liquid resources are cash held as money market deposits with several U.K./European banks available on call. The interest rate on these deposits range between 0% and 4%.

(iii) Analysis of non-cash financing activities

	Year ended December 31

	2000		2001		2002

		Loans and		Loans and
	Share capital	finance	Share capital	finance	Share capital	Loans and
	(including	lease	(including	lease	(including	finance lease
	premium)	obligations	premium)	obligations	premium)	obligations
	£m	£m	£m	£m	£m	£m

Effect of foreign exchange rate changes	—	(65.9)	—	(11.3)	—	24.0
On issue of shares to the QUEST	4.3	—	—	—	—	—

Impact of recently issued accounting standards

U.S. GAAP

Asset Retirement Obligations

     In June 2001, the FASB issued Statement of Financial Accounting Standards No. 143 “Accounting for Asset Retirement Obligations” (“SFAS 143”) which is effective for financial years beginning after June 15, 2002. The statement requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of the fair value can be made. The associated asset retirement costs are capitalized as part of the carrying value of the relevant long-lived asset. The impact of adopting the standard cannot be reasonably estimated at this time.

UNITED BUSINESS MEDIA PLC

NOTES TO THE FINANCIAL STATEMENTS

34.	Summary of Differences Between United Kingdom and United States Generally Accepted Accounting Principles (“U.K. GAAP” and “U.S. GAAP”) (continued)

Costs Associated with Exit or Disposal Activities

     In July 2002, the FASB issued Statement of Financial Accounting Standard No. 146 “Accounting for Costs Associated with Exit or Disposal Activities” (“SFAS 146”). This standard will require us to recognize certain costs associated with disposal activities when they are incurred, rather than at the date of a commitment to a disposal plan. SFAS 146 is effective for disposal activities initiated after December 31, 2002. Given the nature of disposal plans, it is not possible to determine in advance the impact it might have on our financial position at a particular date or our results of operations for a particular period in the future.

Stock-Based Compensation

     In December 2002, the FASB issued Statement of Financial Accounting Standard No. 148 “Accounting for Stock-Based Compensation -Transition and Disclosure — an Amendment of SFAS No. 123” (“SFAS 148”). This standard provides two additional transition methods for companies electing to adopt the fair value accounting provisions of SFAS 123 “Accounting for Stock-Based Compensation”, but does not change the fair value measurement principles of SFAS 123. As permitted by SFAS 123, UBM has continued to apply the methodologies set out in APB Opinion 25, ‘Accounting for Stock Issued to Employees’ and other U.S. GAAP literature in calculating its U.S. GAAP adjustments for share option plans and awards of share rights.

Derivatives Instruments and Hedging Activities

     In May 2003, the FASB issued Statement of Financial Accounting Standard No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities” (“SFAS 149”). The Statement amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS No. 133. SFAS No. 149 clarifies under what circumstances a contract with an initial net investment meets the characteristic of a derivative as discussed in SFAS No. 133. In addition, it clarifies when a derivative contains a financing component that warrants special reporting in the statement of cash flows. SFAS No. 149 amends certain other existing pronouncements. With certain exceptions, SFAS No. 149 is effective for contracts entered into or modified after June 30, 2003, and for hedging relationships designated after June 30, 2003. The impact of adopting the standard is not expected to have a material effect on our financial position or our results of operations in the future.

SIGNATURES

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

United Business Media plc

Clive Hollick Chief Executive Officer
Dated: June 27, 2003

CERTIFICATION PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT

I, Clive Hollick, certify that:

1.	I have reviewed this annual report on Form 20-F of United Business Media plc;

2.	Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.	Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.	The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a)	designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b)	evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

c)	presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.	The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):

a)	all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

b)	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.	The registrant’s other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: June 27, 2003

Clive Hollick
Chief Executive Officer

CERTIFICATION PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT

I, Nigel Wilson, certify that:

1.	I have reviewed this annual report on Form 20-F of United Business Media plc;

2.	Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.	Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.	The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a)	designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b)	evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

c)	presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.	The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):

a)	all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

b)	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.	The registrant’s other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: June 27, 2003

Nigel Wilson
Chief Financial Officer