Form 20-F
period 2003-12-31
UNITED BUSINESS MEDIA PLC
filed 2004-06-29
CIK 813811

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 20-F

[_]        Registration statement pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934

or

  [X]        Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

  For the fiscal year ended December 31, 2003

or

  [_]        Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the transition period from ____ to

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

Ordinary Shares 25p each………335,826,153

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

      Yes [X]   No [_]

Indicate by check mark which financial statement item the Registrant has elected to follow:

      Item 17 [_]   Item 18 [X]

UNITED BUSINESS MEDIA PLC

TABLE OF CONTENTS

PART I	2
ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS	2
ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE	2
ITEM 3. KEY INFORMATION	2
A. SELECTED FINANCIAL DATA	2
B. CAPITALIZATION AND INDEBTEDNESS	4
C. REASONS FOR THE OFFER AND USE OF PROCEEDS	4
D. RISK FACTORS	5
ITEM 4. INFORMATION ON THE COMPANY	7
A. HISTORY AND DEVELOPMENT OF THE COMPANY	7
B. BUSINESS OVERVIEW	9
C. ORGANIZATIONAL STRUCTURE	15
D. PROPERTY, PLANTS AND EQUIPMENT	16
ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS	17
A. OPERATING RESULTS	17
B. LIQUIDITY AND CAPITAL RESOURCES	35
C. RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC	38
D. TREND INFORMATION	38
E. OFF-BALANCE SHEET ARRANGEMENTS	39
F. TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS	39
ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	41
A. DIRECTORS AND SENIOR MANAGEMENT	41
B. COMPENSATION	43
C. BOARD PRACTICES	47
D. EMPLOYEES	53
E. SHARE OWNERSHIP	54
ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	64
A. MAJOR SHAREHOLDERS	64
B. RELATED PARTY TRANSACTIONS	65
C. INTERESTS OF EXPERTS AND COUNSEL	65
ITEM 8. FINANCIAL INFORMATION	66
A. CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION	66
B. SIGNIFICANT CHANGES	66
ITEM 9. THE OFFER AND LISTING	67
A. OFFER AND LISTING DETAILS	67
B. PLAN OF DISTRIBUTION	67
C. MARKETS	67
D. SELLING SHAREHOLDERS	68
E. DILUTION	68
F. EXPENSES OF THE ISSUE	68
ITEM 10. ADDITIONAL INFORMATION	69
A. SHARE CAPITAL	69
B. MEMORANDUM AND ARTICLES OF ASSOCIATION	69
C. MATERIAL CONTRACTS	72
D. EXCHANGE CONTROLS	72

UNITED BUSINESS MEDIA PLC

UNITED BUSINESS MEDIA PLC

PRESENTATION OF FINANCIAL AND CERTAIN OTHER INFORMATION

        In this Annual Report on Form 20-F (the “Annual Report”) references to “United”, “UBM”, the “Company”, “we”, or the “Group” are references to United Business Media plc, its predecessors and its consolidated subsidiaries, except as the context otherwise requires.

        The Company publishes its consolidated financial statements in pounds sterling. In this Annual Report, references to “U.S. dollars”, “$”, “cents” or “c” are to the lawful currency of the United States and references to “pounds sterling”, “sterling”, “£”, “pence” or “p” are to the lawful currency of the United Kingdom. The noon buying rate in the City of New York for cable transfers in pounds sterling as certified for customs purposes by the Federal Reserve Bank of New York (the “noon buying rate”) on December 31, 2003 was $1.7842 per £1.00. On June 15, 2004, the noon buying rate was $1.8278 See “Item 3A. Exchange Rate Information” for historical exchange rate information.

        The Company prepares its financial statements in accordance with accounting principles generally accepted in the United Kingdom (“U.K. GAAP”), which differ in certain respects from accounting principles generally accepted in the United States (“U.S. GAAP”). The principal differences between U.K. GAAP and U.S. GAAP are summarized in note 34 to our consolidated financial statements.

        In this Annual Report, “operating profit” or “operating loss” refers to operating profit/loss before amortization of intangible assets and exceptional items from continuing operations, as this is the measure that management uses in the day to day monitoring of the business and UBM believes provides additional meaningful information on underlying returns and trends to shareholders. The Group’s key performance indicators used in budgets, monthly reporting, forecasts, long-term planning and incentive plans for internal financial reporting focus primarily on this measure. Amortization is not a cash charge and as such does not reflect underlying operational results. For this purpose, exceptional items comprises operating exceptional items, in addition to those non-operating exceptional items disclosed below operating profit as required by UK GAAP. Throughout this document earnings per share is also calculated excluding the effect of amortization of intangible assets, exceptional items and B share dividends and is referred to as adjusted earnings per share. See note 1 and 2 to our consolidated financial statements. In addition, the terms “turnover” and “revenue” are used interchangeably throughout this Annual Report.

FORWARD LOOKING STATEMENTS

        Some of the statements included in this Annual Report, including, without limitation, statements concerning (i) the Company’s objectives and strategies, (ii) trends affecting the Company’s financial condition or results of operations, (iii) the effects of acquisitions and disposals on the Company’s businesses and (iv) the impact of competition, contain certain forward looking statements concerning the Company’s operations, economic performance and financial condition. These statements involve known and unknown risks, uncertainties and other factors that may cause the industry’s or the Company’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such statements. Such factors include, among others, the sensitivity of the Company’s business to general economic trends, trends in advertising spending, technological innovations and the delivery of information and advertising to consumers such as Internet services, risks inherent in acquiring and disposing of companies and businesses, foreign currency fluctuations, events that adversely impact attendance at public gatherings such as exhibitions, including terrorist incidents and epidemics such as Severe Acute Respiratory Syndrome (“SARS”) and risks inherent in participation in regulated industries.

UNITED BUSINESS MEDIA PLC

      PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

        Not Applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

        Not Applicable.

ITEM 3. KEY INFORMATION

         A.  SELECTED FINANCIAL DATA

        The table below sets forth selected consolidated financial data for the Company for each of the years in the five-year period ended December 31, 2003. The selected consolidated financial data set forth below as of and for the years ended December 31, 1999, 2000, 2001, 2002 and 2003 have been excerpted or derived from the Company’s consolidated financial statements which have been audited by the Company’s independent auditors, Ernst & Young LLP, in respect of 2003 and 2002, and PricewaterhouseCoopers in respect of 2001. The consolidated financial statements have been prepared in accordance with U.K. GAAP, which differ in certain respects from U.S. GAAP. See “Summary of Differences between U.K. GAAP and U.S. GAAP” in note 34 to our consolidated financial statements for reconciliations to U.S. GAAP of net income, shareholders’ equity and certain other financial data. The information set forth below is not necessarily indicative of the results that may be expected from future operations. The following information should be read in conjunction with “Item 5. Operating and Financial Review and Prospects” and the Company’s consolidated financial statements including the notes to those statements appearing elsewhere in this Annual Report.

UNITED BUSINESS MEDIA PLC

Consolidated Profit and Loss Account Data

	Year ended December 31,
	1999(1)		2000(1)		2001(1)		2002		2003
	(£ millions, unless indicated otherwise)
Consolidated Profit and Loss Account
U.K. GAAP:
Turnover	2,171.3		1,975.0		932.5		793.4		746.7
Turnover (from continuing operations)	856.4		1,049.3		930.5		793.4		746.7
Amortization of intangible assets	(244.4)		(186.6)		(137.6)		(135.9)		(121.7)
Operating profit before amortization of intangible
assets and exceptional items (from continuing operations)	136.0		156.4		81.7		64.9		99.4
Total operating (loss)/profit (from continuing operations)	(24.5)		(2.3)		(499.5)		(215.2)		(22.3)
Total operating (loss)/profit	16.6		(15.5)		(520.0)		(215.2)		(22.3)
(Loss)/profit before taxes	(45.7)		2,033.1		(537.2)		(221.2)		(18.4)
(Loss)/profit for the financial period	(108.8)		1,773.1		(564.2)		(239.0)		(41.4)
U.S. GAAP:
Revenue	2,171.3		1,975.0		932.5		793.4		764.2
Revenue (from continuing operations)	856.4		1,049.3		932.5		793.4		764.2
Amortization of intangible assets	(400.9)		(273.5)		(511.8)		(414.0)		(6.6)
Operating income/(loss) (from continuing operations).	(16.1)		(92.5)		(508.6)		(347.5)		70.7
Income/(loss) before taxes	(175.4)		(165.6)		(513.3)		(328.9)		67.7
Income/(loss) from continuing operations	(115.2)		273.9		(630.1)		(406.3)		55.6
Net income/(loss)	(234.4)		1,052.9		(630.1)		(406.3)		55.6

Consolidated Balance Sheets (at end of period)
U.K. GAAP:
Net assets	686.3		2,422.0		565.1		213.3		128.8
Total assets	2,839.3		3,761.3		2,169.1		1,565.4		1,459.7
Long term obligations	(1,329.0)		(614.2)		(882.8)		(596.8)		(107.3)
Share capital	125.4		126.8		95.9		84.5		84.5
Shareholders’ equity	667.9		2,420.0		563.0		211.3		127.8
U.S. GAAP:
Net assets	1,825.0		2,840.9		901.9		330.3		361.4
Total assets	3,958.0		4,110.4		2,497.0		1,699.4		1,694.5
Long term obligations	(1,329.0)		(614.2)		(882.8)		(596.8)		(107.3)
Share capital	125.4		126.8		95.4		84.1		84.2
Shareholders’ equity	1,843.4		2,838.9		899.9		328.3		363.9
Other U.K. GAAP financial data (2), (3)
Number of ordinary shares (‘000)	501,473		506,971		335,006		335,615		335,826
Weighted average ordinary shares (‘000)	496,941		501,249		385,710		333,773		334,173
Adjusted (loss)/earnings per share (pence per share)(4)	36.2	p	28.4	p	17.9	p	16.5	p	24.0	p
(Loss)/earnings per share (pence per share)	(21.9	)p	353.7	p	(146.5	)p	(71.8	)p	(12.5	)p
Diluted (loss)/earnings per share (pence per share)	(21.9	)p	337.5	p	(146.5	)p	(71.8	)p	(12.5	)p
Dividends per share (pence per share)	22.2	p	22.2	p	12.0	p	7.0	p	9.0	p
Dividends per ADS (U.S. cents per ADS)	71.9	c	66.4	c	17.5	c	11.3	c	16.1	c
Other U.S. GAAP financial data: (3)
Income/(loss) from continuing operations per share	(23.2	)p	54.6	p	(163.6	)p	(121.9	)p	16.5	p
Income/(loss) from operations per ordinary share	(47.2	)p	210.0	p	(163.6	)p	(121.9	)p	16.5	p
Diluted profit/(loss) from continuing operations per share	(20.6	)p	53.3	p	(163.6)	p	(121.9	)p	15.3	p
Diluted profit/(loss) per share	(43.4	)p	201.0	p	(163.6	)p	(121.9	)p	15.3	p

1)	As a result of the adoption of FRS 17 “Retirement Benefits” in 2002, the 1999 — 2001 financial information was restated.
2)	Additional detail on dividends per share is provided in “Item 8.A. Financial Information — Consolidated Statements and Other Financial Information”.
3)	Details of the share reorganization in 2001 are provided in notes 9 and 23 to our consolidated financial statements.
4)

Adjusted (loss)/ earnings is calculated as earnings before amortization, exceptional items and B share dividends and in the opinion of directors represents a meaningful measure of the performance of the Group.

UNITED BUSINESS MEDIA PLC

Exchange Rate Information

        The following tables set forth, for the years and dates indicated, certain information concerning exchange rates between pounds sterling and U.S. dollars based on the noon buying rate as of the dates and periods indicated.

	Period
Year ended December 31,	High	Low	Average (1)	End
1999	1.68	1.55	1.62	1.62
2000	1.52	1.50	1.51	1.50
2001	1.51	1.37	1.44	1.45
2002	1.61	1.41	1.50	1.61
2003	1.78	1.55	1.64	1.78

(1)     The average of the exchange rates on the last day of each full calendar month during the period.

Previous six months	High	Low
June 2004 (through June 15, 2004)	1.84	1.81
May 2004	1.83	1.76
April 2004	1.86	1.77
March 2004	1.87	1.79
February 2004	1.90	1.82
January 2004	1.85	1.79
December 2003	1.78	1.72

        Fluctuations in the exchange rate between the pound sterling and the U.S. dollar will affect the U.S. dollar amounts received by holders of ADSs upon conversion by the Depositary of cash dividends paid in pounds sterling on the Ordinary Shares represented by the ADSs. Fluctuations may also affect the relative market prices of the ADSs in the United States and the Ordinary Shares in the United Kingdom.

        On June 15, 2004, the noon buying rate was $1.8278.

B. CAPITALIZATION AND INDEBTEDNESS

        Not Applicable.

REASONS FOR THE OFFER AND USE OF PROCEEDS

        Not Applicable.

UNITED BUSINESS MEDIA PLC

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

UBM is dependent on publishing advertising for a significant portion of revenue

        In 2003, approximately 34 per cent (2002: 36 per cent; 2001: 41 per cent) of revenue from continuing operations was derived from total advertising and 18 per cent (2002: 20 per cent; 2001: 25 per cent) of revenue from continuing operations was derived from high tech publishing advertising. In 2003, 66 per cent (2002: 64 per cent; 2001: 59 per cent) of revenue from continuing operations was derived from trade shows, market research and public relations revenues resulting from marketing spending by our customers. Traditionally, spending by companies on advertising and other marketing activities has been cyclical, with companies spending significantly less on advertising in times of economic slowdown or recession although historically these periods have tended to be relatively short-lived with the markets returning to their longer term growth rates after the downturns. An economic slowdown or recession may adversely affect revenues from high tech publishing in the United States and advertising generally.

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

UNITED BUSINESS MEDIA PLC

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

Our future tax payments may exceed recorded liabilities

        While the Group’s taxation creditor of £308.5 million represents, in management’s opinion, a prudent assessment of the potential tax liability for prior tax years across different geographical areas, we have necessarily made judgments as to the outcome of matters not yet concluded with Revenue authorities.

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

CMP Asia’s exhibitions business may be adversely affected by any future Severe Acute Respiratory Syndrome (“SARS”) or other flu outbreaks.

        CMP Asia’s exhibitions business represented approximately 78 per cent of CMP Asia’s revenue and 5 per cent of the Group’s revenue in 2003. There may be an adverse effect on CMP Asia’s exhibitions business as a result of reduced attendance at public gatherings in Asia or as a result of government recommendations or regulation arising from any future SARS or other flu outbreaks.

UNITED BUSINESS MEDIA PLC

The cost of providing pension benefits to eligible existing and former employees is subject to changes in pension fund values and changing demographics, and may have a material adverse effect on our financial results.

        UBM operates a number of pension plans which provide defined benefits. While the United Kingdom plan is closed to new employees, the United States plan, which has some of the features of a defined benefits plan, continues and the cost of providing these benefits to eligible existing and former employees is subject to changes in pension fund values and changing demographics, including longer life expectancy of beneficiaries. We believe that sustained declines in equity markets and reductions in bond yields have and may continue to have a material adverse effect on the value of our pension funds. We may therefore be required to recognize additional charges to our profit and loss account to the extent that the pension fund values are less than the total anticipated liability under the plans.

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

ITEM 4. INFORMATION ON THE COMPANY

        A.  HISTORY AND DEVELOPMENT OF THE COMPANY

        United Business Media plc, known until December 15, 2000 as United News & Media plc, was incorporated in 1918 under the laws of England and Wales as a public limited company. UBM is one of the leading market information companies in the world based on market share, with its three core business areas, Market Research, News Distribution and Professional Media offering a comprehensive range of market information services. UBM operates primarily in the United States and the United Kingdom but also has business interests in the rest of Europe, Asia Pacific and Latin America. UBM’s primary business is the provision of professional media and market information solutions to its customers, utilizing the strength of its leading businesses — NOP World (market research), PR Newswire and CMP Media (a technology and health care publisher). UBM also has consumer and business to business publishing interests, including classified advertising periodicals, and retains a number of broadcast investments including a 35.37 per cent stake in Channel 5 Television Group Limited (also known as “five”), a U.K. television broadcaster, 20 per cent in Independent Television News Limited (“ITN”), 33.05 per cent in SDN Limited and 20 per cent in Satellite Information Systems (“SIS”). UBM’s principal operations are located in London and New York. UBM’s principal executive offices are located at Ludgate House, 245 Blackfriars Road, London SE1 9UY, United Kingdom (telephone: 44 20 7921 5000). Our agent in the United States for service and process is The Bank of New York, 101 Barclay Street, 22nd Floor — West, New York, NY 10286, USA.

Background and History

        In 1996, United News and Media plc merged with MAI plc (“MAI”). The merger combined

UNITED BUSINESS MEDIA PLC

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

Recent Acquisitions and Disposals

        The sale of the Group’s television business (including our three ITV licenses, Meridian, Anglia and HTV but excluding our retained broadcast investments) to Granada Media in December 2000 realized cash proceeds of £1.75 billion. On December 14, 2000, we announced we intended to return £1.25 billion of these proceeds to shareholders in a timely manner. The mechanism for returning this cash to shareholders was via a capital reorganization effective April 23, 2001. On that date 29 new Ordinary Shares and 44 Class B Shares were issued for every 44 existing Ordinary Shares. U.K. shareholders had the option to sell the Class B shares for 245 pence per share, to receive a dividend of 245 pence per Class B share and have the Class B shares converted into unlisted Deferred Shares, or to retain the Class B Shares and receive a continuing dividend linked to LIBOR. The Company has indicated it will periodically offer to repurchase Class B Shares at 245p per share.

        See notes 9 and 23 to our consolidated financial statements for further information on the Capital Reorganization, the Class B shares and the Deferred Shares.

        Since the disposal of the television business in 2000, UBM has focused on its core activities of market information and business-to-business media with the financial flexibility and management resources to build a world-class market information business and to pursue the strategy of extending market leadership through organic development and acquisition. During 2001, in Market Research we acquired Allison-Fisher International, Inc. (“AFI”), a U.S. market research company specializing in the automotive industry and Roper Starch Worldwide LLC (“Roper Starch”), a U.S. market research company; in News Distribution we acquired Cyperus SA, a French corporate communications company and 50 per cent of the Dutch national news agency’s news release distribution division, ANPSS; and in Professional Media we acquired Kenko Sangyo Shimbun Inc. (“KSS”), a Japanese exhibition and publishing group.

        As a result of the reduced significance of the online activities of the Group, continuing online activities are no longer managed separately but have been re-integrated with the principal business lines. We disposed of Springboard Internet Services Ltd. (“LineOne”), the 50:50 joint venture between UBM and British Telecommunications plc, we had acquired in 1999 to Tiscali S.p.A in 2001 for a total of £22.4 million. In 2001, we also disposed of or closed U.K. online business-to-business and business-to-consumer activities.

        We benchmark investments against our cost of capital, estimated to be 8 per cent, and returning value to our shareholders. As a consequence of these strict financial criteria and decreasing values, we did not complete any acquisitions in 2002.

        In 2003, a number of opportunities were assessed as meeting the same tough financial and strategic criteria and consequently UBM invested £129.9 million in new businesses. In Professional Media we acquired the Interior Design Handbook, an interior design directory; This Caring Business, the market leading care homes publication; The Oncology Group and Cliggott Publishing, companies specialising in the oncology publication and education market; Aprovia UK which owns both The Builder Group, a U.K. construction publisher and event organizer, and Barbour Index, an information

UNITED BUSINESS MEDIA PLC

services provider to professionals in the U.K. construction and health and safety sectors; and the 50 per cent shareholding not already owned by the Group in Property Media Limited, a U.K. construction and design publisher. In Market Research we acquired Eurisko, an Italian market research company.

Cost Restructuring

        Since 2000, a priority for the Group has been restructuring our cost base in order to protect profit against the severe market downturn. The restructuring has involved headcount reductions of over 2,600 staff and vacant space reduction as well as other business process reengineering programs. Over the past three years we have reduced the cost base by over 30 per cent, securing £210 million in annualized cost reductions measured against 2000, at constant exchange rates.

Capital Expenditure

        In 2001, capital expenditure for the continuing businesses amounted to £31.7 million, largely relating to IT investment within the Market Research business.

        In 2002, capital expenditure for continuing businesses amounted to £10.9 million, largely relating to IT investment on the Global Media Database within the News Distribution business. This was significantly below previous years and reflected the tight control of all aspects of expenditure, coupled with increased emphasis on organic expenditure, where the investment was primarily in people and was consequently expensed rather than capitalized.

        In 2003, capital expenditure related to IT investment across the divisions and amounted to £6.9 million.

        See “Item 5.B. Operating and Financial Review and Prospects — Liquidity and Capital Resources” for further discussion on capital expenditures.

        B.  BUSINESS OVERVIEW

        UBM is one of the leading market information companies in the world, with its three primary businesses, Professional Media, News Distribution and Market Research, offering a comprehensive range of market information services. The primary business units are:

—	Professional Media, which includes CMP Media, the largest business-to-business publisher in the U.S. high tech sector with, in 2003, a share of the market in which it operates in approximately twice that of its nearest competitor (based on “IMS/Auditor” statistics). Also included are CMP Information and CMP Asia, publishing and exhibitions businesses in Europe and Asia Pacific, respectively, and United Advertising Publications plc (“UAP”) which has a portfolio of consumer and business to business titles including Exchange & Mart and Dalton’s Weekly in the United Kingdom.

—	News Distribution, which includes PR Newswire, one of the world’s leading electronic distributors of corporate news with over 40,000 customers worldwide including over 50 per cent of U.S. Fortune 500 companies.

—	Market Research, which comprises NOP World, a top ten market research businesses (according to “Honomichl Top 25”, “Inside Research”, August 2003), with strong positions in several key sectors of the market including media, healthcare, automotive, business-to-business and consumer sectors.

UNITED BUSINESS MEDIA PLC

        See “Item 5. Operating and Financial Review and Prospects” for details of revenue and operating income/loss by category of business activity and geographic market.

Professional Media

        Professional Media, comprising CMP Media (including Continuing Medical Education (“CME”), the specialist U.S. healthcare business), CMP Information (“CMPi”), CMP Asia and UAP, is UBM’s largest sub-division. Geographically, Professional Media covers the major developed markets of the United States, the United Kingdom and Europe, as well as developing markets in Asia. Professional Media’s two major activities are publishing and trade shows and conferences. CMP Media’s 31 main publications reach 3.2 million subscribers.

        During 2000, Professional Media was restructured to focus management effort and financial resources on markets where the business had the strongest position and leading brands, for example, CMP Media concentrating on the long term growth markets of high-tech and healthcare.

        CMP Media is the leading integrated media company providing essential information and marketing services to the entire technology spectrum – the builders, sellers and users of technology worldwide. Capitalizing on its editorial strength, CMP is uniquely positioned to offer marketers comprehensive, integrated media solutions tailored to meet their individual needs.  Its diverse products and services include newspapers, magazines, Internet products, research, direct marketing services, education and training, trade shows and conferences, and custom publishing.

        In 2001, to augment its leading market position, CMP Media acquired ENEN, a seminar and web cast business broadcasting news and product information to over 485,000 design engineers in 79 countries. ENEN was rebranded and launched as NetSeminar Services in 2002. It also launched Optimize in late 2001, a new monthly high-tech strategy magazine and in 2002 launched the Institute of Partner Education & Development, a specialist training business to help technology businesses to understand and sell product through the channel and a new event, the Communications Design Conference. CMP Media’s market leading positions in healthcare were strengthened in Psychiatry, Oncology and General Consulting by the 2003 acquisition of The Oncology Group and Cliggott Publishing.

        Based on “IMS/Auditor” statistics, for the year ended December 31, 2003, CMP Media’s market share — by ad page volume of the business information technology market — was 28.9 per cent (2002: 27.4 per cent; 2001: 24.9 per cent) and its nearest competitor had an overall share of 12.8 per cent (2002: 11.6 per cent; 2001: 10.0 per cent). Electronic Buyers News was closed during December 2003, this will reduce CMP Media’s market share of ad pages by approximately two to three per cent – still well ahead of its nearest competitor. A new repositioned electronics industry title was launched in April 2004. For the year ended December 31, 2003, CMP Media’s share was greater than the combined market share of the second, third and fourth placed companies in the business-to-business market. Capitalizing on its editorial strength, it is well positioned to offer integrated media solutions, tailored to meet the needs of its customers. CMP Media’s products include newspapers, magazines, Internet products, research, direct marketing services, education and training, trade shows and conferences, custom publishing and consulting.

        In the United States, CMP Media’s high tech portfolio includes leading publications in the Enterprise and Network, Electronics, Applied and Software and Technology Solutions sectors (technology consultants and resellers). This includes many of the most important names in computing and electronics print publishing, such as, Information Week, CRN, Network Computing, Network Magazine, VARBusiness, Dr Dobbs Journal and Electronic Engineering Times.

UNITED BUSINESS MEDIA PLC

        CMP Healthcare Group, which includes CME, is one of the leading for profit providers of continuing medical education in the United States offering psychiatrists, primary care physicians, nurses, pharmacists and other allied healthcare professionals the opportunity to earn continuing education credits as required by their respective licensing boards.

        In 2002, within the Healthcare division, ‘Med Reach’ was launched for pharmaceutical companies organizing promotional events.

        In 2003, our market leading positions in the healthcare markets of Psychiatry, Oncology and General Consulting were strengthened by the acquisition of The Oncology Group and Cliggott Publishing.

        CMP Information (“CMPi”) operates integrated portfolios of traditional and online media across a number of markets including healthcare, property, entertainment, travel, agriculture and print sectors. Its major brands include Pulse, Travel Trade Gazette, Music Week, Guitar Player, International Confex and ACPO. CMPi has its headquarters in the United Kingdom and additional operations in the United States and the rest of Europe. During 2003, CMP Europe operated as an integrated part of CMP Information.

        During 2002, CMPi continued its restructuring of the business to improve efficiency and processing, as part of an overall drive to increase operating profit margins despite the decline in revenues experienced. In addition, 2002 saw the successful running of the National Flooring Show following its acquisition in 2001; the launch of Intra at the start of the year, a monthly publication aimed at the U.K. architects and interior design market; and the launch of three new exhibition extensions: Ifsec Shanghai, extending CMPi’s successful security show to the Chinese market; Firex South, aimed at the U.K. fire prevention market and the Convention of Pharmaceutical Ingredients Japan. New products in 2003 include FiSH, the Food and Hygiene exhibition and Audiotrax.

        In addition to these organic initiatives, CMP Information is also expanding its business by acquisition. In April 2003, it significantly strengthened its presence in the U.K. construction market by buying out its joint venture partner to become 100 per cent owner of Property Media Limited. Property Media owns Property Week and five market leading events. In May 2003, Interior Design Handbook, an interior design directory was acquired. In addition, in July 2003, CMPi acquired Aprovia UK which owns The Builder Group, a U.K. construction publisher and event organizer and Barbour Index, an information services provider to professionals in the U.K. construction and health and safety sectors. CMPi now covers a wide spectrum within the property and building market; titles include Building Design, What’s New in Building, Glass Age, Tile UK, and Intra.

        CMP Asia is one of the largest non-governmental organizers of trade fairs in Asia and a provider of business information through its publications and websites. CMP Asia is headquartered in Hong Kong and operates in 11 major cities in Asia and the United States. It has over 70 international trade fairs and conferences, 17 publications and a targeted portfolio of business-to-business websites. It operates in 13 market sectors. Its portfolio of fairs include Hong Kong Jewellery & Watch Fair, Furniture China, Asia Pacific Leather Fair, Seatrade Cruise Shipping Convention, and Cosmoprof Asia, each being the largest of its kind in Asia. CMP Asia continues to expand, through the growth of its existing events and publications, by launching new products and by acquisition.

        Consistent with CMP Asia’s strategy to grow its business throughout Asia, KSS, a Japanese exhibition and publishing company, specializing in the natural health care and health food ingredients markets, was acquired in 2001 and merged with CMP Japan. A series of successful new launches followed, including, in 2003, a new fair and publication both titled Diet & Beauty.

UNITED BUSINESS MEDIA PLC

        Alongside the development of its media business in Japan, CMP Asia is also continuously planning and launching new products. For 2002, CMP Asia introduced a number of new events including the Asia Merchandise Fair in Bangkok, Convention of Pharmaceutical Ingredients in Japan and the Matech Leather Fair in China. In 2003 and 2004, jewellery trade fairs in mainland China, a furniture fair and a footwear fair in Shanghai were launched.

        United Advertising Publications plc (“UAP”) is based in the United Kingdom and incorporates a portfolio of all-advertising consumer and business-to-business titles, distributed through the news trade and by controlled circulation. Its main brands include Exchange & Mart, Dalton’s Weekly and Auto Exchange and a range of other titles including Industrial Exchange & Mart, The Trader and Opportunities. The Newstrade periodicals are weekly, tri-weekly, monthly and annually. Free pick-up titles are published in major metropolitan areas, and are distributed by a third party contractor through gas stations and supermarkets.

        Investment in new projects continued and in 2002 included the completion of the Daltonsbusiness.com website and the development of Exchange & Mart content for publication in Auto Exchange titles. 2003 saw the acquisition of This Caring Business, the market leading care homes publication, and the completion of the Daltonsholidays.com web site.

        Certain of the Group’s investments, which were previously classified as associated undertakings and joint ventures, were reclassified as fixed asset investments under U.K. GAAP with effect from January 1, 2001. Following the disposal of UBM’s broadcasting businesses during 2000, the nature of the Group’s commercial relationships, its board representation, and consequently, its level of influence has changed in respect of businesses that were formerly managed within the broadcasting division. These businesses comprise Channel 5 Television Group Limited (35.37 per cent stake), Independent Television News Limited (20 per cent stake) and SDN Limited (33.05 per cent stake). The Group’s investment in SIS (Holdings) Limited (20 per cent stake) was reclassified to fixed asset investments during 2000. UBM does not consider that these investments are core to its ongoing activities.

News Distribution

        PR Newswire is one of the world’s leading providers, based on market share, of communications services, including the electronic distribution of news releases and images on behalf of over 40,000 customers. It was established in 1954 and is a primary vehicle for complying with the disclosure of price-sensitive information to the U.S. market. Today several thousand U.S. public companies and over 50 per cent of the U.S. Fortune 500 companies are customers of PR Newswire.

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

        In January 2000, the acquisition of eWatch, an internet monitoring service, strengthened the business’s innovative portfolio of media intelligence products. This portfolio, which includes ProfNet and Online MEDIAtlas, has benefited from a number of product enhancements over the last three years. These products provide an important service to public relations and investor relations professionals who demand increasingly sophisticated tools to better target their messages and measure the effectiveness of

UNITED BUSINESS MEDIA PLC

their communications programs.

        In December 2000, PR Newswire made an investment in the Xinhua Financial News Network, one of the most comprehensive providers of real-time financial news and market data in China. In November 2002, PR Newswire made an additional investment and created Xinhua PR Newswire, a specially designed service that allows Chinese corporations to send full text corporate announcements through specifically developed channels to target key media and investment outlets internationally. These channels include newspaper, radio and television outlets as well as over 3,000 global news portals. The investment broadens avenues of communications into the rapidly expanding Chinese economy and now provides business entities there with access to over one million analysts, brokers and journalists through PR Newswire’s networks.

        In 2001, PR Newswire continued to extend its geographical presence into new markets and territories to build its global capability, acquiring companies with strong local brands and intimate market knowledge. In August 2001, a new subsidiary bureau was started in Argentina, adding a further presence in the Latin American region following the joint venture in Brazil started in 2000. This expansion makes a total of 41 bureaux operating in 14 countries and reaching 135 countries in 30 languages.

        In November 2001, PR Newswire entered into a strategic alliance with Thomson Financial to introduce co-branded products, utilizing Thomson’s First Call Network reaching 800 brokerage firms and 45,000 desktops worldwide. An agreement was also reached with Palm, Inc, to distribute branded full text news releases, using wireless technology, to all new series Palm Personal Digital Assistants (PDAs). This service is available to existing PDAs via a download site. A similar service was launched with GoAmerica later in 2002.

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

        In May 2002 PR Newswire launched MultiVu™ a service which provides broadcast and multimedia production and global distribution services to companies worldwide who seek to reach the media, financial community and general public with their visual messages. Today, among chief competitors in the space, MultiVu™ is the fastest growing Broadcast PR service in the United States.

        PR Newswire Europe (“PRNE”) was established in 1998. The acquisitions of Two-Ten Communications and NEWSdesk and their integration with PR Newswire International into PRNE have created one of the leading providers of communications support services in Europe specializing in high-speed information distribution to the media and financial markets. With the end of the Regulatory News Service monopoly in April 2002, the business launched a United Kingdom regulatory news distribution service called Disclose.

        In March 2001, PRNE acquired Cyperus, the leading company in the French and Spanish high tech corporate communications market and in July 2001, PRNE took a 50 per cent stake in the press release distribution arm of the Dutch national press agency, ANPSS.

UNITED BUSINESS MEDIA PLC

Market Research

        A major restructuring program is underway to improve margins, to focus the business around its core sector strengths, automotive, healthcare, financial, business and technology and consumer and retail, and to introduce global account management. The following divisional commentary is based on the historical structure.

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

        Eurisko — NOP acquired a leading position in the Italian market through the purchase of Eurisko in December 2003, providing a platform to export its products throughout Europe and in “Sinottica”, a leading consumer segmentation product, secures a major new syndicated product which complements NOP World’s sector strengths.

        RoperASW LLC (United States) is a leading full service firm offering custom and syndicated market research across a variety of sectors including commercial, technological, financial, governmental and academic, in the United States and internationally. Following on from its successful launch in 2002 of LifeMatrix, a sophisticated segmentation system which combines brand, product and media strategy, RoperASW launched in 2003 its “Influentials” suite of products, which enables companies to define and target their word-of-mouth marketing strategies to the consumers that are proven to be the most influential in their local communities.

        Market Measures Cozint (“MMC”) serves the pharmaceutical and healthcare sectors by offering a unique combination of high-value multi-client and custom projects to support a full range of critical applications—from market assessment, concept testing and product tracking to sales force optimization, promotional evaluation and direct-to-consumer (DTC) research.

        Strategic Marketing Corporation (“SMC”), is one of the leading market research companies serving the pharmaceutical and healthcare sectors in the United States, Europe and Asia.

        Mediamark Research Inc. (“MRI”) is one of the leading providers of print media research in the U.S. market, providing information to magazines, TV, radio, internet and other media, leading national advertisers and over 450 advertising agencies, including 90 of the top 100 in the U.S.

        Allison-Fisher (“AFI”) in the United States is a leading supplier of pre-purchase syndicated research to the automotive industry. After launching its automotive intentions study in Europe in 2002, AFI successfully extended its product suite into Canada and Mexico in 2003.

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

UNITED BUSINESS MEDIA PLC

courier, and competitors in the Internet monitoring, broadcast services, web cast services and IR web page fields.

        In both the United Kingdom and the United States, UBM’s advertising periodicals compete with regional newspapers and other advertising periodicals. Most of UBM’s advertising periodicals are leaders in their specialist fields. UAP is the principal U.K. publisher of national advertising periodicals, and its main title, Exchange & Mart, is the United Kingdom’s major national weekly all-advertising periodical (Audit Bureau of Circulations Ltd, February 13, 2003).

Raw Materials

        The basic raw material of advertising periodicals is newsprint. During 2003, UBM’s continuing operations purchased approximately 8,156 metric tons (tonnes) (2002: 11,671 metric tons; 2001: 9,786 metric tons) of newsprint from a number of producers principally in the United Kingdom, Scandinavia and Canada that it furnished to independent printers producing its advertising publications.

        The basic raw material of magazines is coated and non-coated paper. During 2003, UBM purchased approximately 20,546 metric tons (2002: 19,342 metric tons; 2001: 26,834 metric tons) of paper, most of which was furnished to independent printers producing its magazines.

        From 2001 to 2003, there were no significant impacts arising from price fluctuations.

        C.  ORGANIZATIONAL STRUCTURE

Principal Subsidiaries

        The following information relates to those subsidiary undertakings whose operations are considered to be significant to the Group.

	Country of incorporation and operation	Percentage interest and voting rights at December 31, 2003
Professional Media
CMP Asia Ltd	Hong Kong	100
CMP Europe Ltd	Great Britain	100
CMP Information Ltd	Great Britain	100
CMPi Group Ltd (formerly Aprovia (UK) Ltd)	Great Britain	100
CMP Media, LLC	United States	100
Expoconsult B.V	Netherlands	100
United Advertising Publications plc	Great Britain	100
United Entertainment Media, Inc.	United States	100
News Distribution
PR Newswire Association, Inc.	United States	100
PR Newswire Europe Ltd	Great Britain	100
Market Research
Allison-Fisher International LLC	United States	100
Eurisko S.p.A	Italy	100
Market Measures/Cozint L.P	United States	100
Mediamark Research, Inc.	United States	100
NOP Research Group Ltd	Great Britain	100
NOP World Strategic Marketing L.P	United States	100
RoperASW LLC	United States	100

Head office
United Business Media Finance, Inc.	United States	100
United Business Media Group Ltd	Great Britain	100
United Business Media (Jersey) Ltd	Jersey	100
United Finance Ltd	Great Britain	100

UNITED BUSINESS MEDIA PLC

        All companies stated as being incorporated in Great Britain are registered in England and Wales. None of the above subsidiaries are held directly by the Company, with the exception of United Business Media (Jersey) Ltd.

        D.   PROPERTY, PLANTS AND EQUIPMENT

        UBM leases a 173,000 square feet premise in London, England for use as its U.K. headquarters. UBM also leases around 200 properties worldwide, primarily in the United Kingdom (68) and the United States.

        UBM owns a number of properties in the United Kingdom, the most significant of which is an office building of 34,400 square feet in Tonbridge, Kent.

        All of the properties owned and leased by UBM are suitable for their respective purposes and are in good operating condition. There are no plans to significantly change the facilities utilized by the Group.

        Since 2000, primarily as a result of the downturn in the U.S. market, UBM has undertaken a cost reduction and reorganization program involving Group redundancies of over 2,600 staff. As a result of the reduced staff and property requirements, provision has been made for vacant space and onerous leases covering approximately 445,500 square feet in the United States and 224,000 square feet in the United Kingdom.

Environmental policy

        The group does not operate in an area of high environmental risk. Its principal environmental impact arises from energy consumption, which the company continues to monitor and to set reduction targets where practicable. There are continuing programs in place to increase awareness of energy consumption issues among the group’s employees and to encourage reductions in energy usage where practicable. The group also seeks to reduce the impact of paper usage by increasing use of online publication and electronic data collection, and waste recycling programs.

        The company operates other appropriate environmental initiatives such as waste recycling. The company’s environmental policy, as summarized below is published on its website, which itself is not intended to be part of this Annual Report.

Environmental policy and objectives

As a leading market information company we recognize that we have a role to play in ensuring that we manage our environmental impacts. We also recognize that we have a role to play in communicating good environmental practice outside our company.

Our environmental policy is based on four goals:

1.	We will seek to integrate the identification and management of environmental issues within our every-day business practices;
2.	We will give full consideration to the management of our key environmental impacts;
3.	We will strive to ensure that environmental improvements go hand-in-hand with reduced costs and increased efficiency; and
4.	Where appropriate, we will use our position as a leading market information company/organization to promote good environmental practice through our products and services.

UNITED BUSINESS MEDIA PLC

Objectives

In fulfilling our environmental policy we have set ourselves the following objectives:

1.	To ensure that we identify and communicate good environmental practice throughout United’s business;
2.	To regularly review our policy regarding the use of recycled paper within our businesses; and
3.	To identify and monitor our energy usage with a view to setting reduction targets.

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

General

        UBM is one of the leading market information companies in the world, with its three primary businesses, Professional Media, News Distribution and Market Research offering a comprehensive range of business information services. UBM operates primarily in the United States and United Kingdom, but also has business interests in Europe, Asia Pacific and Latin America.

        In 2003, improved results have been achieved through significant operating margin gains on the previous year. 2003 also saw gradually improving revenues throughout the year (although full year revenues were down on the previous year). After a slow first half, revenues in the second half grew by 5.8 per cent over the same period in the previous year. In the United States, CMP Media healthcare revenues were up for the full year and in the second half of 2003 continuing technology revenues matched the same period in the previous year for the first time in three years. The productivity and cost gains achieved through the transformation of our business model over the last two years boosted United’s 2003 operating margin to 13.3 per cent – well ahead of our published target of 10 per cent, compared with 8.2 per cent in 2002.

        Where different from last year, key market shares and yields improved. Increased investment in new products and in carefully targeted acquisitions is making a growing contribution to revenue and profit. During the year, six acquisitions with a total price of £129.9 million strengthened our core healthcare, construction publishing and market research businesses.

Sources of Revenue

        For the year ended December 31, 2003, the United States and the United Kingdom represented UBM’s two largest markets, accounting for 90 per cent (2002: 91 per cent; 2001: 92 per cent) of revenue. The United States accounted for 60 per cent and the United Kingdom accounted for 30 per cent in 2003.

        UBM’s advertising revenues represent approximately 34 per cent (2002: 36 per cent; 2001: 41

UNITED BUSINESS MEDIA PLC

per cent) of revenue from continuing businesses for the year ended December 31, 2003 with 17.9 per cent (2002: 20 per cent; 2001: 25 per cent) of revenue from continuing businesses being derived from high-tech publishing advertising. UBM is therefore exposed to the risk of a reduction in advertising spending resulting from an economic downturn particularly in the U.S. and U.K. markets. This risk is somewhat reduced however due to the diversification of UBM’s advertising and marketing revenues in terms of products and geographical distribution.

        In addition to advertising revenues, approximately 66 per cent (2002: 64 per cent; 2001: 59 per cent) of UBM’s revenue from continuing businesses for the year ended December 31, 2003 were derived from trade shows, market research and public relations revenues resulting from marketing spending by UBM’s customers, which may also be affected by economic downturns. Trade show receipts are collected up to twelve months in advance as exhibitors normally sign up for their next trade show at the current show and hence this sector may lag the general economic cycle. This non-advertising revenue includes that derived from newswire distribution, which is not directly dependent on advertising and marketing budgets.

In addition to external acquisitions, UBM seeks to develop the business through internal development of new products and markets which are collectively referred to as “organic initiatives” in the following discussion.

Cost Restructuring

        Over the past three years, primarily as a result of the downturn in the United States market, UBM has undertaken a cost reduction and reorganization program involving Group redundancies of over 2,600 staff, vacant space reductions and other business process reengineering programs. Over the past three years we have reduced the cost base by over 30 per cent, securing £210 million in annualized cost reductions measured against 2000, at constant exchange rates. As a result of the reduced staff and property requirements, provisions have been made for vacant space and onerous leases. The Group continues to restructure the business to improve efficiency and processing in order to maintain margins.

Currency

        UBM’s exposure to currency fluctuations results mostly from the translation of the financial statements of its non-U.K. subsidiaries, particularly its U.S. subsidiaries, into pounds sterling. The pound sterling strengthened during 2002 and 2003 resulting in a negative impact on reported income compared to 2001. UBM’s current estimated translation sensitivity to fluctuations of the pound sterling is such that it records losses or gains of approximately £0.4 million of operating income when the pound sterling appreciates or depreciates by 1 per cent on average against all of the currencies in which its subsidiaries record income.

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

UNITED BUSINESS MEDIA PLC

Goodwill and other intangible assets

        In accordance with, UK Financial Reporting Standard (“FRS”) 11, “Impairment of Fixed Assets and Goodwill” (“FRS 11”), purchased goodwill is capitalized as an intangible asset and amortized through the profit and loss account on a straight-line basis over its estimated useful life. The estimated useful life is determined based on the nature, age and stability of the industry in which the business operates, and generally is a period of between five and twenty years for U.K. GAAP. Impairment reviews are carried out at the end of the first full financial year after acquisition and on the occurrence of any event or change in circumstances indicating that there may have been a decline in the carrying value or change in useful life. Where a business is sold, or where goodwill is considered to have been impaired, the net book value of goodwill or the amount of impaired goodwill, as applicable, is charged through the profit and loss account as part of the profit or loss on disposal or through operating profit in the year of impairment. Impairment results in goodwill being written down to its recoverable amount, which is determined to be the higher of value in use (the present value of expected future cash flows) and net realizable value. Value in use is determined at the level of income generating units. In 1998 in accordance with FRS 10 “Goodwill and Intangible Assets”, the Company reinstated previously written off goodwill net of accumulated amortization.

        In accordance with Statement of Financial Accounting Standards (“SFAS”) 142, “Goodwill and Other Intangible Assets” (“SFAS 142”), which was adopted on January 1, 2002, goodwill is not amortized under U.S. GAAP but is tested for impairment at least annually. Previously, under U.S. GAAP, goodwill had been capitalized and amortized over its estimated useful lives with a maximum of forty years. Impairment is triggered if goodwill and intangible assets are not recoverable by reference to their fair value, which UBM generally determines based on multiples or discounted cash flow approaches. An impairment loss is measured as the amount by which the carrying value of the goodwill and intangible assets exceeds their fair value. If an impairment loss is recognized the adjusted amount becomes the new cost base. Fair value is determined at the level of reporting units (as defined in SFAS 142 as the same level or one level below an operating segment, as defined by SFAS 131). Reporting units have been determined at the level where discrete financial information which is regularly reviewed by segment management exists. Businesses exhibiting similar economic characteristics have been combined as one reporting unit for the purposes of SFAS 142.

Pension plans and other post retirement benefits

        In November 2000, the ASB published FRS 17 “Retirement Benefits”. As under U.S. GAAP, plan assets and liabilities are determined by, respectively, market-related values at the date of the financial statements and by discounting plan obligations using a market derived discount factor. Under FRS 17 actuarial gains and losses are recognized in full in the balance sheet with movements recognized in the statement of total recognized gains and losses. This differs from U.S. GAAP, which does not require the full recognition of actuarial gains and losses, and also requires the amortization of actuarial gains and losses to be recognized in the profit and loss account. FRS 17 is required to be fully implemented in the 2005 financial year with disclosures of the impact required from 2001. In 2002, UBM elected to fully adopt FRS 17 in order to provide additional information to investors in this area of current market focus.

        Under U.K. GAAP, the cost of providing pension benefits may be calculated by the use of any actuarial method which is appropriate and whose assumptions reflect the long-term nature of the assets and liabilities involved. Under U.S. GAAP, the cost of providing these benefits is calculated in accordance with SFAS 87 which requires the use of the projected unit credit method and a discount rate (reflecting the rate of interest at which the pension liabilities could effectively be settled) that reflects current market rates. In 2003, the expected return on assets was £17.4 million while the actual return was £64.7 million. Under SFAS 87 this difference of £47.3 million will impact operating profit under

UNITED BUSINESS MEDIA PLC

U.S. GAAP over the future working life of the plans’ members. See note 31 to the consolidated financial statements for the main actuarial assumptions underlying the valuations.

Deferred tax

        In December 2000, the U.K. Accounting Standards Board (“ASB”) published FRS 19 “Deferred Tax” which requires deferred tax to be provided in full, except on timing differences arising where non-monetary assets are revalued and where there is no commitment to sell the asset and on the retained earnings of subsidiaries, joint ventures or associates where there is no commitment to remit such earnings. FRS 19 was implemented in the 2002 financial year and did not have a material impact on our financial position or results of operations. Deferred tax assets have not been recognized, having given consideration to the businesses in which the deferred tax assets arise and future forecasts which indicate that their recoverability is uncertain. Had these deferred tax assets been recognized, an asset of up to £84.1 million would exist in the Group balance sheet at December 31, 2003 (2002: £92.1 million; 2001: £102.3 million).

Accounting for investments

        Listed and unlisted investments are stated at the lower of cost and market value or directors’ valuation. Investments in companies where the Group both has a participating interest and exercises significant influence over the entity’s financial and operating policies (through board representation and participation in financial and operating policy decisions) are included as associates under the equity method of accounting. Similarly, investments in companies where the Group holds a long-term interest that arises as a result of a contractual arrangement and is jointly controlled by the Group and other ventures are included as joint ventures under the gross equity method of accounting.

        The decision to classify the Group’s investments as associated undertakings, joint ventures or fixed asset investments under U.K. GAAP is dependent upon a determination of the level of influence the Company has over these investees and therefore requires the exercise of judgment. Under U.S. GAAP an investor is required to account for any investment in an entity of between 20% and 50% under the equity method unless certain legal or other structural constraints are in place which preclude the ability of the investor to exercise significant influence over the operating and financial policies of that entity. On this basis our investments in Channel 5 Television Group Limited (35.37% ownership), and certain other fixed asset investments are accounted for under the equity method in the U.S. GAAP reconciliation provided in note 34 to our consolidated financial statements.

Impact of Recently Issued Accounting Standards Not Yet Adopted

U.K. GAAP

Accounting for ESOP Trusts

        In December 2003, the ASB issued UITF Abstract No. 38 “Accounting for ESOP trusts” which supersedes UITF Abstract No. 13. UITF Abstract No. 38 changes the presentation of shares held in an ESOP trust from requiring them to be recognised as assets to requiring them to be deducted in arriving at shareholders’ funds. In addition the ASB issued related amendments to UITF Abstract No. 17 “Employee share schemes”. UITF Abstract No. 17 has been amended to reflect the consequences for the profit and loss account of the changes in the presentation of own shares held by an ESOP trust. Amended Abstract 17 requires that the minimum expense should be the difference between the fair value of the shares at the date of award and the amount that an employee may be required to pay for the shares (ie the “intrinsic value’ of the award). The expense was previously determined either as the intrinsic value or, where purchases of shares had been made by an ESOP

UNITED BUSINESS MEDIA PLC

trust at fair value, by reference to the cost or book value of shares that were available for the award. The new accounting requirements become mandatory for accounting periods ending on or after 22 June 2004. The Group intends to adopt UITF Abstract No. 38 and the amendments to UITF Abstract No. 17 from 1 January 2004. The Group has estimated that if the UITF Abstract No. 38 had been adopted as at 31 December 2003 its shareholders’ equity would have been reduced by £4.1 million. The impact of adopting amendments to UITF Abstract No. 17 is not expected to have a material effect on our financial position or our results of operations in the future.

U.S. GAAP

Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity

        In 2003, the FASB issued Statement of Financial Accounting Standard No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity” (“SFAS 150”). This standard establishes guidance for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. Most of the guidance in SFAS 150 is effective for all financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003 or January 1, 2004. The adoption of this accounting pronouncement is not expected to have a material impact on the Group’s financial position or our results of operations.

Accounting for Revenue Arrangements with Multiple Deliverables

        In January 2003, the Emerging Issues Task Force (EITF) issued EITF 00-21, ‘Accounting for Revenue Arrangements with Multiple Deliverables’. EITF 00-21 addresses the issues of how to determine whether an arrangement involving multiple deliverables contains more than one unit of accounting and how arrangement consideration should be measured and allocated to the separate units of accounting in the arrangement. EITF 00-21 does not change otherwise applicable revenue recognition criteria. EITF 00-21 is effective for revenue arrangements entered into in fiscal periods beginning after June 15, 2003. The adoption of this accounting pronouncement is not expected to have a material impact on the Group’s financial position or results of operations.

International Financial Reporting Standards

        The Council of the European Union announced in June 2002 that listed companies would adopt International Financial Reporting Standards (IFRS), formerly known as International Accounting Standards, from January 1, 2005. The adoption of IFRS will be first reflected in the group’s financial statements for the half year ending June 30, 2005 and the year ending December 31, 2005.

        In 2003 we commenced the process of investigating the differences between UK GAAP and IFRS in order to assess the impact the conversion to IFRS will have on our financial position, results of operations and cash flows, our internal and external financial reporting, our accounting systems and procedures, treasury issues (such as debt covenants and risk management), our day-to-day business, and the training and education of our workforce. This assessment has resulted in a preliminary plan for conversion. We expect to finalize the conversion during 2004 to ensure the group will be ready to meet the conversion deadline and to present clearly the effects of this transition.

        It is a complex task to assess the differences between current accounting policies and IFRS, not least since many of the IFRS are themselves in the course of revision. It is clear that a number of accounting policies and some presentational aspects of the financial statements will change. The transition to IFRS could have a material impact on the Group’s financial position and reported results,

UNITED BUSINESS MEDIA PLC

however it is not possible to quantify the impact at this time. For UBM, the areas of impact from IAS/IFRS adoption are expected to be:

•	amortisation and impairment of goodwill and intangible assets;
•	joint ventures and associates;
•	pensions and post-retirement benefits;
•	share-based payments; and
•	disclosure and presentation of financial instruments.

Impact of Recently Issued Accounting Standards adopted in 2003

U.S. GAAP

Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections

        In April 2002, the FASB issued Financial Accounting Standard No. 145 “Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections”. The adoption of this accounting pronouncement has had no impact on the Group’s financial position or results of operations.

Derivatives Instruments and Hedging Activities

        In May 2003, the FASB issued Statement of Financial Accounting Standard No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities” (“SFAS 149”). The Statement amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS No. 133. SFAS No. 149 clarifies under what circumstances a contract with an initial net investment meets the characteristic of a derivative as discussed in SFAS No. 133. In addition, it clarifies when a derivative contains a financing component that warrants special reporting in the statement of cash flows. SFAS No. 149 amends certain other existing pronouncements. With certain exceptions, SFAS No. 149 is effective for contracts entered into or modified after June 30, 2003, and for hedging relationships designated after June 30, 2003. The impact of adopting the standard has not had a material effect on our financial position or our results of operations in the future.

Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtednessof Others

        In November 2002, the FASB issued FASB Interpretation No. 45 (FIN 45), ‘Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others’. FIN 45 requires a liability to be recognised at the time a company issues a guarantee for the fair value of the obligations assumed under certain guarantee agreements. The provisions for initial recognition and measurement of guarantee agreements are effective on a prospective basis for guarantees that are issued or modified after December 31, 2002. The adoption of this accounting pronouncement has had no impact on the Group’s financial position or results of operations.

Consolidation of Variable Interest Entities

        In January 2003, the FASB issued FIN 46, Consolidation of Variable Interest Entities, an Interpretation of Accounting Research Bulletin No. 51, which requires a variable interest entity (“VIE”) to be consolidated by its primary beneficiary (“PB”). The PB is the party that absorbs a majority of the VIE’s expected losses and/or receives a majority of the expected residual returns.

UNITED BUSINESS MEDIA PLC

        In December 2003, the FASB revised FIN 46 (“FIN 46-(R)”), delaying the effective date for certain entities created before February 1, 2003 and making other amendments to clarify the application of guidance. In adopting FIN 46 and in anticipation of adopting FIN 46-(R), the Group has evaluated its various variable interests to determine whether they are VIEs. These variable interests, which generally represent a modest interest relative to other investors in the ventures, are primarily related to the Group’s strategy to expand its presence in other territories or relate to residual investments from the group’s disposed broadcasting business. The process identified the following types of variable interests: a) loans to ventures; b) equity investments in ventures less than 50 per cent of the equity; c) other types of guarantees; and d) lease agreements.

        The process also identified an investment greater than 50 per cent. The Group holds a 70 per cent investment in a group of exhibition joint ventures know as CMP Sino Expo which is equity accounted due to substantive minority shareholder veto rights constituting a legal and structural constraint precluding the ability of UBM to exercise significant influence over the operating and financial policies of that entity. EITF 96-16 defines such substantive minority shareholder veto rights and applies to investments in which the investor has a majority voting interest in investees, with the minority interest consisting of only one or a small number of other investors with certain approval or veto rights. FIN 46 allows an exemption from consolidation of a VIE where substantive minority shareholder veto rights, as defined by EITF 96-16, exist.

        The Group has adopted FIN 46 for entities created subsequent to February 1, 2003 as of December 31, 2003 and will adopt FIN 46-(R) for the year ending December 31, 2004. The adoption of FIN 46 did not result in the consolidation of any VIEs, nor is the adoption of FIN 46-(R) expected to result in the consolidation of any VIEs.

UNITED BUSINESS MEDIA PLC

Results of Operations

        The following table sets forth certain information regarding each area of UBM’s business and each geographical area.

	Year Ended December 31
	2001	2002	2003
	£m	£m	£m
Revenues by division
Continuing operations:
CMP Media	348.2	238.2	208.0
CMP Asia	49.0	51.1	44.4
CMP Information	153.0	127.6	117.2
United Advertising Publications	57.4	58.1	57.8

Professional media	607.6	475.0	427.4
News distribution	128.0	105.4	94.8
Market research	194.9	213.0	202.8

Continuing operations	930.5	793.4	725.0

Acquisitions:
CMP Media	—	—	2.5
CMP Information	—	—	17.8
United Advertising Publications	—	—	0.3

Professional media	—	—	20.6
Market research	—	—	1.1

Acquisitions	—	—	21.7

Discontinued operations:
CMP Information	2.0	—	—

Discontinued operations	2.0	—	—

	932.5	793.4	746.7

Revenues by geographic location:
United Kingdom, Europe and Middle East	263.0	244.7	257.2
North America	625.0	502.2	450.1
Pacific	44.5	46.5	39.4

	932.5	793.4	746.7

        Discontinued operations in 2001 include U.K. online business to business and business to customer activities, which have been disposed of or closed.

        The amounts shown against “CMP Media” and “CMP Information” for 2002 and 2001 in the tables above have been restated to reflect the intra-group transfer of CMP Europe.

UNITED BUSINESS MEDIA PLC

	Year Ended December 31
	2001			2002		2003
	£m		% of Revenues(1)	£m	% of Revenues(1)	£m	% of Revenues(1)
Pre-exceptional operating income before
amortization of intangible assets by division
Continuing operations:
CMP Media	(7.8)		—	(6.8)	—	14.6	7.0
CMP Asia	13.4		27.3	13.7	26.8	12.6	28.4
CMP Information	6.9		5.3	10.1	7.9	22.9	19.5
United Advertising Publications	9.4		16.4	12.7	21.8	13.9	24.0

Professional media	21.9			29.7		64.0
News distribution	35.8		28.0	17.3	16.4	13.4	14.1
Market research	24.0		12.3	17.9	8.4	19.1	9.4

	81.7			64.9		96.5

Acquisitions:
CMP Media	—		—	—	—	0.2	8.0
CMP Information	—		—	—	—	2.4	13.5
United Advertising Publications	—		—	—	—	0.1	33.3

Professional media	—			—		2.7
Market research	—		—	—	—	0.2	18.2

Acquisitions		—		—		2.9

Discontinued operations:
CMP Information	(20.	1)	—	—	—	—	—

	61.6			64.9		99.4

by geographic location:
United Kingdom, Europe and Middle East	4.9			21.7		37.8
North America	43.9			32.1		50.4
Pacific	12.8			11.1		11.2

	61.6			64.9		99.4

(1)	Pre-exceptional operating income before amortization of intangible assets as a percentage of net revenues.

        The amounts shown in pre-exceptional operating income before amortization of intangible assets within continuing activities in 2001 include an FRS 17 pension adjustment in News Distribution of £nil, Professional Media of £0.5 million, and Market Research of £0.1 million.

UNITED BUSINESS MEDIA PLC

	Year Ended December 31
	2001		2002		2003
	£m	% of Revenues(1)	£m	% of Revenues(1)	£m	% of Revenues(1)

Pre-exceptional operating income after amortization of intangible assets by division
Continuing operations:
CMP Media	(90.2)	—	(72.0)	—	(38.1)	—
CMP Asia	(17.2)	—	(0.5)	—	(0.9)	—
CMP Information	(3.3)	—	(17.3)	—	(3.0)	—
United Advertising Publications	8.4	14.6	11.7	20.1	13.2	22.8

Professional media	(102.3)		(78.1)		(28.8)
News distribution	30.1	23.5	11.0	10.4	2.9	3.1
Market research	16.7	8.6	(3.9)	—	4.9	2.4

	(55.5)		(71.0)		(21.0)

Acquisitions:
CMP Media	—	—	—	—	(0.2)	—
CMP Information	—	—	—	—	(1.2)	—
United Advertising Publications	—	—	—	—	0.1	33.3

Professional media	—		—		(1.3)
Market research	—	—	—	—	—	—

Acquisitions	—		—		(1.3)

Discontinued operations:
CMP Information	(20.5)	—	—	—	—	—

	(76.0)		(71.0)		(22.3)

by geographic location:
United Kingdom, Europe and Middle East	(30.1)		(15.4)		3.4
North America	(58.5)		(52.6)		(22.9)
Pacific	12.6		(3.0)		(2.8)

	(76.0)		(71.0)		(22.3)

(1)	Pre-exceptional operating income before amortization of intangible assets as a percentage of net revenues.

        Further details on acquisitions are given in note 29 to our consolidated financial statements.

Reconciliation of pre-exceptional operating income after amortization of intangible assets to loss for the financial year

	Year Ended December 31
	2001	2002	2003
	£m	£m	£m
Pre-exceptional operating income after amortization of intangible assets	(76.0)	(71.0)	(22.3)
Net interest income	35.8	10.1	9.4
Other finance expense	(1.5)	(2.1)	(5.5)
Exceptional items charged to operating profit:
- Impairment of goodwill (see note 11)	(370.0)	(114.2)	—
- Restructuring costs	(74.0)	(30.0)	—
Exceptional items credited/(charged) to profit/(loss) before tax	(51.5)	(14.0)	—

Loss before tax	(537.2)	(221.2)	(18.4)
Tax on ordinary activities	(25.0)	(16.0)	(22.7)

Loss on ordinary activities after tax	(562.2)	(237.2)	(41.1)
Equity minority interests	(2.0)	(1.8)	(0.3)

Loss for the financial year	(564.2)	(239.0)	(41.4)

        For a divisional reconciliation of pre-exceptional operating income to operating loss, see note 1 to our consolidated financial statements.

UNITED BUSINESS MEDIA PLC

Year ended December 31, 2003 compared with year ended December 31, 2002

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

Revenues, operating profit

        The Group’s continuing revenue fell by 5.9 per cent from £793.4 million in 2002 to £746.7 million in 2003, and continuing operating profit improved by 53.2 per cent from £64.9 million to £99.4 million. Revenue was boosted by £21.7 million from acquisitions during the year but was offset by the effect of the weakness of the U.S. dollar and a reduction in performance at CMP Media (down 11.6 per cent) and News Distribution (down 3.4 per cent). With two thirds of UBM revenue reported locally in U.S. dollars, consolidated revenue was reduced by £38.8 million as a result of foreign exchange impacts. Revenue reduction of 13.1 per cent at CMP Asia was predominantly due to the effect of SARS (£9 million) and currency effects. The impact of revenue shortfalls on operating results has been offset by improved margins, particularly at CMP Media and CMP Information, where margins have doubled. In 2002 the Group’s reported margin after £8.5 million of redundancy related restructuring costs was 8.2 per cent, which increased to 13.3 per cent in 2003. Organic

There were no discontinued segments in 2003 or 2002 (2001: losses of £ 20.1 million).

Professional Media

        The turnround in Professional Media’s performance in the second half of the year was a major driver of the improvement in the group’s performance, with revenue up 10.3 per cent on the same period in 2002, despite the weakness of the U.S. dollar, and operating profit up by 166.5 per cent. Professional Media revenue was down 5.7 per cent for the full year with operating profit up by 124.6 per cent.

        CMP Media returned to operating profit in 2003. It achieved significant improvements in operating efficiencies and in the second half of 2003 revenues were up to the levels of the in the second half of the prior year. In the second half, high tech dollar revenues from continuing business regained 2002 levels, while healthcare dollar revenues – which on a pro-forma basis now account for approximately 20 per cent of divisional revenues – rose 42 per cent on the same period in the previous year. Many of our core healthcare markets grew strongly, with market leading positions in Psychiatry, Oncology and General Consulting, positions which were strengthened by the 2003 acquisition of The Oncology Group and Cliggott Publishing. CMP Media’s market leading technology titles drove an overall increase in yields, up 4 per cent in 2003. Organic investments performed well, generating over £10 million of revenue and £3 million of operating profit.

        CMP Asia experienced a strong post-SARS recovery. Following the SARS related cancellation of one of the major shows in the first half of 2003, which adversely affected revenue in the first half, revenue in the second half increased by 18.8 per cent compared to the same period in 2002. Operating profit in the second half of 2003 increased compared to the same period in 2002 – even after stripping out the SARS related £3.8 million insurance receipt. Further progress was achieved in launching new shows, in expanding into mainland China, and in the continuing success of the KSS business in Japan.

UNITED BUSINESS MEDIA PLC

        CMP Information operating profit more than doubled in 2003 compared to 2002. Despite a decline in revenue after stripping out acquisitions, significant improvements in operating efficiency helped to drive profit from £10.1 million in 2002 to £25.3 million in 2003, representing an overall operating margin of 18.7 per cent as compared to 7.9 per cent in 2002. In 2003, CMPi again increased its investment in organic project initiatives. In addition, CMPi strengthened its leadership position in the U.K. construction and design market with £81 million of acquisitions, including The Builder Group and Barbour Index, contributing in total £17.8 million of revenue and £2.4 million of operating profit in 2004. The businesses have now been fully integrated.

        United Advertising Publications delivered operating profit growth of 10.2 per cent on flat revenue, driving operating margins to 24.1 per cent as compared to 21.9 per cent in 2002. Following several years of investment, Auto Exchange, the U.K.’s leading free pick up weekly motoring advertising magazine, is now in profit. Exchange & Mart and Auto Exchange developed cross selling initiatives and gave UAP a stronger competitive position nationally. Online extensions of the Daltons Weekly brand are showing progress. These extensions and the acquisition of This Caring Business added further depth to the range of products targeted at small and medium sized businesses.

News Distribution

        Revenue in 2003 decreased in comparison to 2002 by 10.1 per cent. Following year on year declines in each of the first three quarters of 2003, the fourth quarter saw U.S. wire volumes begin to recover with 43,400 wire messages compared to 42,300 in the fourth quarter of 2002. The volume of discretionary releases is growing, with new product announcements up approximately 9 per cent on 2002. Yields from U.S. wire services increased by 1 per cent from 2002. In 2003, margins were down to 14.2 per cent from 16.4 per cent in 2002, due to restructuring costs of over £2 million and to the increased commitment to organic investment and geographic expansion.

        Although the much smaller markets outside of the United States remained competitive, they experienced a £2.7 million loss and the challenge for 2004 is to drive the European business into profit.

        In the U.S. market, 2003 ended with 314 fewer public companies listed on the NYSE, Nasdaq and Amex markets, 145 of which had been PR Newswire customers, negatively affecting the overall volume of news. The number of companies using PR Newswire to distribute their earnings announcements slightly increased from 50.0 per cent of U.S. public companies at the end of 2002 to 50.3 per cent at the end of 2003.

Market Research

        In 2003, NOP World increased operating profit by 7.8 per cent to £19.3 million, as compared to £17.9 million in 2002, on a 4.3 per cent decrease in revenue. Revenue grew in the second half of 2003 despite the weakness of the U.S. dollar. Our syndicated and continuous business such as AFI and MRI delivered strong performances.

        A major restructuring program is underway to improve margins, to focus the business around its core sector strengths, automotive, healthcare, financial, business and technology and consumer and retail, and to introduce global account management. Despite the expensing of costs associated with this major restructuring and an increased level of organic investment, operating margins rose to 9.5 per cent from 8.4 per cent in 2002.

        NOP World benefits from the good performance from the Eurisko acquisition. In addition, the performance of Allison Fisher has exceeded expectations and will result in an earn-out payout of $10 million in 2004. This liability has been recognized in the 2003 financial statements (see note 29).

UNITED BUSINESS MEDIA PLC

        At the end of 2003, our six acquisitions were performing in line or ahead of expectations. In addition, the performance of our organic investments has improved. In 2003, organic investments contributed £40.6 million to revenue and made a loss of £4.1 million. Our publishing investments have already broken into profit, although we continue to experience losses in respect of our PRN and NOP organic investments.

Amortization of intangible assets

        For the year ended December 31, 2003, the amortization of intangible assets (including the charge for amortization on associates and joint ventures, see note 13), principally goodwill, resulted in charges of £121.7 million, as compared to £135.9 million in 2002. The 2002 charge was before a £114.2 million impairment charge as discussed below. There was no impairment charge in 2003.

Impairment

        We have reviewed the carrying value of our intangible assets (including goodwill) in light of current trading conditions and expectations and consider that no additional provision for impairment is required in the current year. In 2002, UBM incurred a charge for goodwill impairment of £114.2 million, as compared to £370.0 million in 2001. The charge was made following a review of the goodwill across the Group in light of difficult market conditions. The impairment principally related to three main businesses. Within NOP World, the Roper Starch business acquired in 2001 experienced a weakening in the market in its custom business, and has failed to meet its business plan. In News Distribution, the United Kingdom and other European businesses also experienced reduced demand, and incurred losses in 2002. The Cyperus business acquired in 2001 achieved profits significantly below plan and as a consequence an impairment was taken against its value. In Professional Media, CMP Media has continued to experience difficult market conditions. The impairment charge of £114.2 million was separately reported as an exceptional operating cost.

Exceptional Items

        There were no exceptional items in 2003. In 2002, exceptional items charged to operating income included the following:

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

        Exceptional items in 2002 also include a £30.0 million provision for vacant space arising from reduced property needs following restructuring which resulted in a headcount reduction of approximately 2,250 staff in 2001 and 2002 in both the United Kingdom and the United States. In addition, included in exceptional items is £114.2 million of goodwill impairment as described above.

UNITED BUSINESS MEDIA PLC

Interest

        Group interest income for 2003 decreased to £9.4 million, decreasing from a Group net interest income of £10.1 million in 2002. The reduction in interest receivable in 2003 is as a result of the decrease in net cash in the year.

Tax

        Tax on operating profit before exceptional items and amortization of intangible assets for 2003 increased to £22.7 million from £16.0 million in 2002, an effective rate of 22 per cent compared to 21.9 per cent in the previous year.

Loss for Financial Period

        The loss before taxation after exceptional items was £18.4 million in 2003 compared to a loss of £221.2 million in 2002. Losses in 2002 included exceptional items charged to operating income of £158.2 million, discussed above.

        Net loss decreased from a loss of £239.0 million in 2002 to a loss of £41.4 million in 2003.

        The Group’s operating profit before taxes, amortization of intangible assets and exceptional items increased by 53.2 per cent from £64.9 million in 2002 to £99.4 million in 2003. The reconciliation to the reported loss for the financial year is as follows:

	Year ended December 31
	2002 £m	2003 £m
Operating profit before amortization of intangible assets and exceptional items	64.9	99.4
Net interest income and other finance (expense) - including share of associates and	8.0	3.9
joint ventures
Amortization of goodwill	(135.9)	(121.7)
Exceptional items - charged to operating loss - impairment of goodwill	(114.2)	—
- other	(30.0)	—
Exceptional items - charged to loss before tax	(14.0)	—

Loss before taxes	(221.2)	(18.4)
Tax on ordinary activities	(16.0)	(22.7)

Loss on ordinary activities after tax	(237.2)	(41.1)
Equity minority interests	(1.8)	(0.3)

Loss for the financial year	(239.0)	(41.4)

        Adjusted earnings per share (before amortization of intangible assets, exceptional items and B shares) increased from 16.5 pence in 2002 to 24.0 pence in 2003. Basic loss per share after amortization of intangible assets and exceptional items decreased from (71.8) pence in 2002 to (12.5) pence in 2003.

Year ended December 31, 2002 compared with year ended December 31, 2001

Revenues, operating profit

        The Group’s continuing revenue fell by 14.7 per cent from £930.5 million in 2001 to £793.4 million in 2002, and continuing operating profit fell by 20.6 per cent from £81.7 million to £64.9 million. This decrease is principally attributable to the 51.7 per cent fall in PR Newswire’s operating profit. In 2002 the Group’s reported margin after £8.5 million of redundancy related restructuring costs fell to 8.2 per cent (2001: 8.8 per cent), with the second half margin of 7.2 per cent showing growth on the 5 per cent in the second half of 2001.

UNITED BUSINESS MEDIA PLC

        There were no discontinued activities in 2002 (2001: losses of £20.1 million).

UNITED BUSINESS MEDIA PLC

Professional Media

        Revenues in Professional Media decreased by 21.8 per cent from £607.6 million in 2001 to £475.0 million in 2002. This decrease is attributable to a weakening in the U.S. high tech market and its consequent effects on brand and product advertising. Continuing operating profit before exceptional items and amortization of intangible assets increased by 35.6 per cent from £21.9 million in 2001 to £29.7 million in 2002. This increase in operating profit reflects increased operating profit from CMP Asia primarily due to product launches and new exhibitions, and in CMP Information and UAP primarily due to cost restructuring.

        Cost savings mitigated most of the revenue reduction, and as a result, the business moved into operating profit in the fourth quarter. In 2002 CMP Media’s titles again significantly increased market share to 28.4 per cent of ad page volumes compared with 24.9 per cent in 2001. CMP Media defended yields, holding the decline to 6.2 per cent despite a 30.4 per cent volume decline in the market (as measured by “IMS/Auditor” statistics for the year ended December 31, 2002). Its revenues decreased by 31.9 per cent from £370.4 million to £252.4 million. Operating losses increased by 20.5 per cent from £7.8 million to £9.4 million.

        CMP Media’s Healthcare business achieved revenue growth of 3 per cent, despite difficult market conditions, with a solid increase in demand during the second half of the year.

        Overall CMPi’s revenue declined by 13.3 per cent to £113.4 million reflecting continuing pressure on advertising and the omission of discontinued operations and biennial events which were not held in 2002. Overall ad pages were down by 9 per cent however exhibition meterage (number of meters of space sold to exhibitors) was up 1 per cent.

        CMP Information (CMPi) benefited from its business-wide initiative to improve profitability and operational efficiency. Profits increased by 84.1 per cent to £12.7million, and margins more than doubled from 5.3 per cent in 2001 to 11.2 per cent in 2002.

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

        CMP Asia’s revenue increased by 4.3 per cent from £49.0 million to £51.1 million in 2002 and operating profits by 2.2 per cent from £13.4 million to £13.7 million. Margins held firm at 27 per cent, despite the investment in new exhibition launches.

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

        United Advertising Publications (UAP) despite increased revenue of only 1.2 per cent to

UNITED BUSINESS MEDIA PLC

£58.1million, achieved a very strong 35.1 per cent increase in profit to £12.7million. Margins rose to 21.9 per cent (2001: 16.4 per cent).

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

News Distribution

        PRN’s revenues decreased 18 per cent from £128.0 million in 2001 to £105.4 million in 2002, while continuing operating profits before exceptional items and amortization of intangible assets decreased 51.7 per cent from £35.8 million to £17.3 million due to lower revenues and substantial investment in new products.

        Continuing weak markets in the United States, a sharp reduction in the number of listed companies and the low levels of mergers & acquisitions (M&A) and initial public offers (IPO) activity together with a wave of corporate scandals, made companies particularly publicity-averse. Customers traded down to PR Newswire’s lower cost distribution options leading to a 24 per cent decline in the level of messages outbound from the United States. Some “discretionary” or non-regulatory products were particularly affected by general corporate cost cutting.

        In PR Newswire’s core U.S. distribution business, message volume was 11 per cent below 2001 but average revenue per message was up 4 per cent — boosted by the increased regulatory message length and volume following the Sarbanes-Oxley Act of 2002.

        Canada Newswire, although also suffering from a tough local economy, proved to be resilient and PR Newswire’s share from this joint venture held firm at U.S.$12 million of revenue and U.S.$4.1 million of operating profit.

        Globally, including PR Newswire Europe, Canada Newswire and other PR Newswire business locations, PR Newswire’s market share is up 2.2 per cent to 40.0 per cent, with the fourth quarter alone being up 3.1 per cent. In the United States, market share held firm at 52 per cent of earnings release volumes.

        Revenue was boosted by the growth of new products such as MultiVu, and Online MediAtlas, although these were loss making as they are still in their start up period.

        PR Newswire Europe experienced similarly difficult market conditions. PR Newswire’s Disclose product has since its launch in April 2002, captured over 10 per cent of all announcements issued and has signed up over 30 per cent of FTSE 100 companies.

        We invested £7 million in new products which generated £6 million of revenue. The Online MediAtlas, was launched in the United Kingdom and United States during the year, as were the French, German and Spanish versions. MultiVu, the new division specializing in the production and distribution of video news releases and other multimedia content, contributed $5 million in revenues

UNITED BUSINESS MEDIA PLC

since May 2002. PR Newswire also strengthened its presence in the developing Chinese market by investing £3 million in the creation of the leading international corporate announcement distributor in China – Xinhua PR Newswire, the largest government-backed news agency.

Market Research

        Revenues at NOP World increased by 9.3 per cent in 2002 from £194.9 million to £213.0 million and continuing operating profit before exceptional items and amortization of intangible assets decreased by 25.4 per cent from £24.0 million to £17.9 million. Adjusting for the effects of acquisitions and foreign exchange, underlying revenue decreased by 10.6 per cent and underlying profits decreased by 21 per cent. The U.K. operations, U.S. continuous media and the automotive businesses performed strongly and contributed all of the profits in 2002. The healthcare and custom businesses in the United States experienced sharp downturns in revenue which has necessitated extensive cost reduction programmes.

        Margins fell from 12.3 per cent in 2001 to 8.4 per cent in 2002, primarily due to changing from traditional research methods to internet research which typically sells at a lower price. These margins should improve in time as more volume is processed through automated systems.

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

Amortization of intangible assets

        For the year ended December 31, 2002, the amortization of intangible assets (including the charge for amortization on associates and joint ventures, see note 13), principally goodwill, resulted in charges of £135.9 million (2001: £137.6 million) before a £114.2 million (2001: £370.0 million) impairment charge as discussed below.

Impairment

        In 2002, UBM incurred a charge for goodwill impairment of £114.2 million (2001: £370.0 million). The charge was made following a review of the goodwill across the Group in light of difficult market conditions. The impairment principally related to three main businesses. Within NOP World, the Roper Starch business acquired in 2001 experienced a weakening in the market in its custom business, and failed to meet its business plan. In News Distribution, the United Kingdom and other European businesses also experienced reduced demand, and have incurred losses in 2002. The Cyperus business acquired in 2001 achieved profits significantly below plan and as a consequence an

UNITED BUSINESS MEDIA PLC

impairment was taken against its value. In Professional Media, CMP Media saw continued difficult market conditions. The impairment charge of £114.2 million was separately reported as an exceptional operating cost.

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

Tax

        Tax on operating profit before exceptional items and amortization of intangible assets for 2002 was £16.0 million (2001: £25.0 million), an effective rate of 21.9 per cent compared to 25.8 per cent in the previous year. The decrease is due to a lower proportion of U.S. based operating profits, which are taxed at a higher rate.

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

UNITED BUSINESS MEDIA PLC

        The Group’s operating profit before taxes, amortization of intangible assets and exceptional items, increased by 5 per cent to £64.9 million in 2002 (2001: £61.6 million). The reconciliation to the reported loss for the financial year is as follows:

	Year ended December 31
	2001 £m	2002 £m

Operating profit before amortization of intangible assets and exceptional items	61.6	64.9
Net interest income and other finance (expense) - including share of associates and	34.3	8.0
joint ventures
Amortization of goodwill	(137.6)	(135.9)
Exceptional items - charged to operating loss - impairment of goodwill	(370.0)	(114.2)
- other	(74.0)	(30.0)
Exceptional items - charged to loss before tax	(51.5)	(14.0)

Loss before taxes	(537.2)	(221.2)
Tax on ordinary activities	(25.0)	(16.0)

Loss on ordinary activities after tax	(562.2)	(237.2)
Equity minority interests	(2.0)	(1.8)

Loss for the financial year	(564.2)	(239.0)

        Adjusted earnings per share (before amortization of intangible assets, exceptional items and B shares) reduced from 17.9 pence to 16.5 pence. Basic loss per share after amortization of intangible assets and exceptional items decreased from (146.5) pence to (71.8) pence.

B. LIQUIDITY AND CAPITAL RESOURCES

Cash Flow in 2003

        Net cash inflow from operating activities was £84.6 million compared with £55.5 million in 2002 (2001: £14.7 million).

        Capital expenditure for the year was £6.9 million, compared with £10.9 million in 2002 (2001: £31.7 million). In 2003 and 2002, this was well below our depreciation charge (2003: £25.3 million; 2002: £23.2 million; 2001: £23.3 million) and reflected the tight control of all aspects of expenditure coupled with increased emphasis on organic investments, where investment is primarily in people and is consequently expensed rather than capitalized. In 2001 net capital expenditure was in excess of depreciation due to investment in new systems and product innovation to support business growth. We expect these numbers to converge in future years.

        Working capital outflow in 2003 was £(1.0) million, compared with an inflow of £14.2 million in 2002 (2001: outflow of £(1.6) million), comprising movement in stocks, debtors and creditors. Debtor management again improved and the majority of the divisions reduced their debtor days. Roper/ASW and several of the publishing divisions achieved notable improvements.

        Cash outflows in 2003 included £4.6 million as compared to £8.2 million in 2002 (2001: £71.4 million) of additional shareholder funding for five (Channel 5 Television Group Limited formerly known as Channel 5). The funding provided was significantly less than planned because of its improved financial performance with profits of £8.8 million being achieved in 2003.

        We spent £129.9 million on acquisitions (net of cash acquired) across several of the divisions in 2003. CMP Information acquired the Interior Design Handbook, the remaining 50 per cent of Property Media and Aprovia UK which included The Builder Group and Barbour Index. The consideration totaled £90 million. CMP acquired The Oncology Group and Cliggott Publishing for £23.1 million and NOP acquired Eurisko for £24.1 million. UAP acquired This Caring Business for £1.7 million. In 2002, PRN invested £3.0 million in establishing a commercial relationship with

UNITED BUSINESS MEDIA PLC

Xinhua in China. There were no acquisitions in 2002 although there was £19 million paid in relation to disposals from previous years. Cash outflows in 2001 included £131.8 million of expenditure on acquisitions, primarily in Market Research, and £71.4 million of additional shareholder funding for five. This included £38.9 million to refinance five’s third party banking arrangements.

        We received a tax cash inflow in 2003 of £8.4 million (2002: inflow of £15.3 million; 2001: outflow of £4.1 million), reflecting the reclaiming of tax from previous years and utilization of tax losses. We also had outflows in 2003 in relation to our property provisions of £23.1 million (2002: £14.9 million; 2001: £3.8 million) and in relation to our 2003 restructuring costs of £nil (2002: £20.2 million; 2001: £19.0 million). Cash benefited from the exchange impact on our net U.S. dollar borrowings by £13.0 million (2002: increase of £24 million; 2001: reduction of £11.3 million). Dividends of £25.0 million were paid including £0.6 million in respect of B share dividends (2002: £14.4 million including £0.9 million of B share dividends; 2001: £417.8 million including £324.6 million of B share dividends). Overall cash increased by £47.0 million during the year (2002: increased by £44.2 million; 2001: decrease of £1,503.7 million). Net cash at December 31, 2003 was £46.5 million (2002: £93.5 million; 2001: £49.3 million), comprising £611.1 million of cash (2002: £693.0 million; 2001: £948.2 million) and £564.6 million of debt (2002: £599.5 million; 2001: £898.9 million). Furthermore we have revolving credit facility of £500 million. The facility was drawn to the value of £21.1 million at the end of 2003 and this sum was repaid early in 2004.

        During 2003, we repurchased 1,333,568 of B shares for consideration and costs of £3.3 million. In 2002, we repurchased 2,934,255 of B shares for consideration and costs of £7.4 million and in 2001, we returned £1.25 billion of cash to shareholders through the B share arrangement. As at December 31, 2003, 6,212,819 B shares remained in issue at the year-end. The Company intends to purchase its own shares in the market from time to time under the existing authority granted by shareholders. On June 27, 2003, the company repurchased and cancelled 100,000 ordinary shares at £2.93 per share.

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

        The group borrows and invests centrally on behalf of its subsidiaries with the aim of maximizing liquidity, security, flexibility and price competitiveness. In 2003 no new debt was issued.

        Foreign currency transaction exposures are covered as they arise using forward foreign exchange contracts. There are no material contracts outstanding at the end of 2003. We do not hedge profit or balance sheet translations as they are accounting rather than cash exposures. However, as shown below, foreign currency borrowings are used where appropriate to provide an economic hedge against investment in overseas territories.

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

UNITED BUSINESS MEDIA PLC

Financing

        The Group had access to funds from the following in 2003:

—	£500 million revolving credit facility, a syndicate of relationship banks is obliged to provide these funds until August 2006. The drawn margin on this facility is 45 basis points, and there are no net assets or gearing covenants. The interest cover covenant (ratio of operating profits to net interest paid) is three times. The facility was drawn to the value of £21.1 million at the end of 2003 with this sum being repaid early in 2004.

—	$400 million convertible bond – On December 19, 2001 United Business Media (Jersey) Limited, a wholly owned subsidiary of the Company, issued a 5 year 2.375 per cent convertible bond, primarily to refinance the Company’s existing £180 million 6.125 per cent subordinated convertible bonds. The remaining net proceeds were used for general corporate purposes in 2001, 2002 and 2003, including the refinancing of previous acquisitions.

The fixed annual coupon interest rate on the $400 million bond is 2.375 per cent payable semi-annually. The bonds are convertible into Preference Shares of United Business Media (Jersey) Ltd at any time up to the seventh calendar day before the date fixed for redemption, December 19, 2006. The Preference Shares will, in turn, be exchangeable immediately for a total of 47.8 million Ordinary Shares in the Company.

United Business Media (Jersey) Limited may redeem all of the $400 million bonds at their principal amount, together with accrued interest:

c)

at any time after December 19, 2004 if the market price per Ordinary Share on each of the dealing days in any period of 30 days ending not earlier than 14 days prior to the giving of the notice of redemption has been at least 130 per cent of the Exchange Price on such dealing day; or

d)	at any time if 85 per cent or more of the aggregate principal amount of the bonds originally issued shall have been previously purchased and cancelled, redeemed or converted.

Convertible bondholders may put the bond back to United Business Media (Jersey) Limited for par on December 19, 2004.

In line with accounting convention, the convertible debt has been classified in creditors falling due within one year (£221.1 million net of issue costs) on the grounds that the earliest possible date for redemption is December 19, 2004.

The existing £180 million 6.125 per cent subordinated convertible bonds were called on December 27, 2001 and repaid at par plus accrued interest on January 28, 2002.

—	The Group has fixed rate borrowings including a $250 million 7.25 per cent bond redeemable in July 2004, a $250m 7.75 per cent bond redeemable in July 2009 and a $125 million 8.04 per cent private placement redeemable in September 2004. Of the $675 million in issue, $375 million will mature in 2004 and it is planned this will be repaid from surplus cash.

UNITED BUSINESS MEDIA PLC

Interest Rate Management

        The Group has two $250 million U.S. dollar bonds, one redeemable in July 2004, the other in July 2009, with coupon rates at 7.25 per cent and 7.75 per cent respectively. In addition, there is a $125 million US dollar private placement with a 8.04 per cent coupon redeemable in September 2004. To reduce the interest cost of the debt, the Group entered into a number of transactions in 2002 and 2003. In 2002, a wholly owned subsidiary repurchased $10.65 million of the 7.25 per cent 2004 bond and $65 million of the 7.75 per cent 2009 bond. The Group also invested in $205 million of credit linked notes and entered into a number of interest rate swaps. These transactions which are detailed in note 21 to our consolidated financial statements, had the effect of reducing interest costs in 2002 and 2003 and we expect will result in further savings in 2004 and beyond. The Group also entered into £220 million of short term interest rate swaps in 2002 and 2003 to reduce its exposure to a reduction in sterling interest rates. £170 million of these swaps were outstanding at the end of 2003.

        Our long term credit rating has not changed and is investment grade with a Standard & Poor’s rating of BBB and Moody’s Baa2 with stable outlook.

C. RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

        Research and development costs are not significant and are expensed as incurred.

D. TREND INFORMATION

        The following is the text from a statement that was released on February 26, 2004 at the Company’s preliminary results announcements for the year ended December 31, 2003:

        Clive Hollick, Chief Executive of United Business Media, said:

Current Trading & Outlook

        “The trading momentum achieved in the second half of 2003 is continuing into the current year and this, together with the contribution from our investment programme, points to good progress in 2004. Underlying growth in our US businesses will, as a result of the weakness of the US dollar, be reduced on translation to sterling.

        “In our publications and exhibitions business we are seeing an improving tech climate and healthcare is continuing to grow. Business in Asia is returning to pre-SARS levels and in the UK margins are growing. News distribution is continuing to achieve volume and yield improvements. Our market research order book was up at the year end and we are restructuring this business to improve its margin and revenue growth.

        “With a higher level of operational gearing and improved positions in our core markets we are well placed to benefit from economic recovery. The group continues to evaluate a number of investments to strengthen core markets and capitalise on our efficient operating base.”

UNITED BUSINESS MEDIA PLC

        The following is the text from a statement that was released on May 6, 2004 at the Company’s annual general meeting:

        Chairman’s Statement to the United Business Media plc Annual General Meeting

        Speaking at the United Business Media annual general meeting today, the Chairman, Geoff Unwin said:

        “2004 has started well. All of our businesses are performing ahead of last year, consistent with the positive trends of the second half of 2003. We expect to achieve our medium term margin target of 15 per cent this year.

        “In the US CMP Media’s underlying revenue is 3 per cent ahead, with yields strengthening and a strong performance in online and events.

        “PR Newswire’s year to date message volumes are 7 per cent up on last year with improved yields.

“This time last year I reported that United was experiencing the most stable environment for over two years. Since then our businesses, particularly those in the US, have all made good progress — with the combination of revenue growth and a restructured cost base, boosting profits and margin. The profit contribution from acquisitions made over the last year is in line with target. All in all a positive and promising performance.”

E. OFF-BALANCE SHEET ARRANGEMENTS

        The Group had no off-balance sheet arrangements in the context of Item 5E.

F. TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

Capital expenditure commitments and contingent liabilities

        Capital expenditure contracted for but not provided in the financial statements for 2003 amounts to £0.2 million, as compared to £0.2 million in 2002 (2001: £0.5 million). For additional information regarding capital expenditure, see Item 4.A. under “History and Development of the Company — Capital Expenditure”.

        The company acts as guarantor over a net overdraft facility of £70 million and a foreign exchange line of £50 million that are available to subsidiary undertakings. The company also acts as guarantor over the fixed interest payable on interest rate swaps taken out by a subsidiary undertaking. The company also acts as guarantor over the convertible bonds disclosed in note 20.

UNITED BUSINESS MEDIA PLC

        The following summarizes UBM’s contractual cash obligations and commitments at December 31, 2003, and the effect such obligations are expected to have on liquidity and cash flows in future periods:

	Year ended December 31
	Debt 2003 £m	Other financial liabilities 2003 £m	Operating Leases 2003 £’m	Total 2003 £m
Payment period:
Within 1 year, or on demand	462.7	22.3	33.1	518.1
Between 1 and 2 years	—	11.8	31.7	43.5
Between 2 and 5 years	—	20.7	76.6	97.3
Over 5 years	101.9	13.7	97.3	212.9

Total	564.6	68.5	238.7	871.8

        See note 21 to our consolidated financial statements and the section “B. Liquidity and Capital Resources — Treasury and Finance” above for further details of the debt and other financial liabilities included above and derivatives.

        The Group is making additional contributions to eliminate MFR deficits in the UK pension funds. Contributions in the UK defined benefit schemes are being reviewed following the results of new valuations and are expected to increase to £11.8 million, (2003: £3.8 million) per annum from 2004. Contributions to the US plan are expected to be £4.0 million in 2004 (2003: £5.5 million). Future commitments will depend on actuarial valuations.

        See note 31 for details of pension commitments.

UNITED BUSINESS MEDIA PLC

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. DIRECTORS AND SENIOR MANAGEMENT

        The following table sets forth certain information with respect to the directors and executive officers of UBM who served during 2003:

Year ended December 31
Name	Date of Birth	Title
Geoff Unwin	August 9, 1942	Chairman
Clive Hollick	May 20, 1945	Group Chief Executive
Charles Gregson	June 7, 1947	Executive Director
Nigel Wilson	November 17, 1956	Chief Financial Officer
Malcolm Wall	July 24, 1956	Chief Operating Officer
John Botts	January 19, 1941	Non-executive Director
Christopher Powell	October 4, 1943	Non-executive Director
Fields Wicker-Miurin(1)	July 30, 1958	Non-executive Director
Adair Turner	October 5, 1955	Non-executive Director
Jonathan Newcomb	June 12, 1946	Non-executive Director

_________________

(1)	Fields Wicker-Miurin resigned from UBM’s board with effect from our 2004 AGM on May 6, 2004.

        Geoff Unwin was appointed a non-executive director in 1996 and became chairman in November 2002. He was a director of MAI plc from 1995. He was previously chief executive officer of Cap Gemini, one of the largest management and IT consulting firms in the world and remains a non-voting member on the board of that company. He is also chairman of Halma plc, a leading safety and environmental technology group; Trigenix Ltd, a mobile phone software developer; and Liberata plc, a provider of business outsourcing services. He is a member of the advisory boards of Palmon Capital Partners and Hartwell plc. He is a member of the nomination committee.

        Clive Hollick was appointed to the board as Group chief executive in 1996 following the merger with MAI plc. Prior to that he was group managing director of MAI plc, having joined the board of that company in 1974. He is a non-executive director of Diageo plc and Honeywell International Inc. and is also chairman of the South Bank Centre. Previous board appointments include directorships of Hambros Bank Limited (1973-1996), National Bus Company (1984–1991), Logica plc (1987-1992), British Aerospace plc (1992-1997) and TRW Inc (1999-2002).

        Charles Gregson was appointed to the board in 1996. He is responsible for PR Newswire as well as the Group’s specialist publications business, UAP, and the group’s investments. He joined MAI plc in 1974 as group solicitor and became a director of that company in 1984. He is chairman of ICAP plc and deputy chairman of Provident Financial plc.

        Nigel Wilson was appointed to the board as chief financial officer in 2001. Prior to that he was group finance director of Viridian Group plc from 1996 to 2000, and became managing director of Viridian Capital in 2000. Previous appointments include group finance director of Waste Management International plc, head of corporate finance and commercial director at Dixons Group plc, managing director of Stanhope Properties plc and a consultant at McKinsey. From 17 May 2004, he is a non-executive director of Halfords.

        Malcolm Wall joined the Group in 1992 and subsequently became chief executive of United Broadcasting and Entertainment, responsible for all the group’s television businesses until their sale in 2000. He became chief operating officer of UBM in November 2000, with responsibility for overseeing operations across all the group’s businesses, and was appointed to the board on January 1, 2001. He is also a non-executive director of Channel 5 Television Group Limited.

UNITED BUSINESS MEDIA PLC

        John Botts was appointed to the board in 1997. He is chairman of Botts & Company Limited, a London based funds management and investment company which concentrates on private equity investing in Europe. Other directorships include Euromoney Institutional Investor PLC and Amerindo Internet Fund PLC. He is the senior independent director. He is also a member of the nomination committee and the audit committee.

        Chris Powell was appointed to the board in 1996. He was a non-executive director of MAI plc from 1995. He has been chief executive and chairman of BMP DDB, one of Britain’s largest advertising agencies, of which he was co-founder, and is a past president of the Institute of Practitioners in Advertising. He is chairman of Nesta (National Endowment for Science, Technology and the Arts). He is chairmen of the remuneration committee and a member of the nomination committee.

        Adair Turner was appointed to the board in 2000. He was previously director general of the Confederation of British Industry and prior to that, a director of McKinsey & Co. He is vice-chairman of Merrill Lynch Europe and a visiting professor at the London School of Economics. In December 2002 he was appointed by the U.K. Government to chair an independent commission on pensions. He is chairman of the audit committee and a member of the remuneration committee.

        Jonathan Newcomb was appointed to the board in 2001. He was chairman and CEO of Simon & Schuster, one of the world’s largest book publishers, from 1994 to 2002, having been president and chief operating officer from 1991. In February 2002 he joined the New York based private equity firm of Leeds Weld & Co as a principal. Previous employment included McGraw Hill (where he was responsible for Standard & Poor’s and Data Resources) and Dun & Bradstreet. He is also a director of HSBC North America. He is a member of the remuneration committee and the audit committee.

        Fields Wicker-Miurin was appointed to the board in 1998. She is an executive director of Leaders Quest, an international business that works with leaders from all sectors of business and society to build leadership skills. She was previously chief operating officer of Vesta Group Limited, and finance director at the London Stock Exchange. She is also a non-executive director of Savills plc, the Royal London Group and Carnegie, a Nordic investment bank. She serves on the Nasdaq Technology Advisory Committee and is chair of the DTI’s investment committee. She is a member of the audit committee. Fields resigned from UBM’s board with effect from our 2004 AGM on May 6, 2004.

        Christopher Hyman has been appointed to the board as a non-executive director with effect from 7 May 2004. Mr Hyman is chief executive of Serco Group plc, which he joined in 1994 and where he has served in a number of roles, including company secretary and group finance director, before becoming chief executive in 2002. Serco is one of the world’s leading outsourcing companies, with operations in Europe, the Middle East, Asia Pacific and North America. It operates in a diverse range of sectors, including defence, aerospace and science, public transport and traffic management, health, education, justice and local government.

UNITED BUSINESS MEDIA PLC

B. COMPENSATION

        The following table sets forth the aggregate salary, bonus and other compensation of directors and executive officers for the year ended December 31. Remuneration below does not include stock options which may have been granted to certain of the directors. Information on shares and options is provided under “Share Ownership” below.

Table of Individual Directors’ Remuneration

	Year ended December 31, 2003
	Basic salary £	Fees (6) £	Benefits (1) £	Bonus (2) £	MTIP (4) £	Compensation £	Total 2003 £
Directors
Clive Hollick	668,367		17,850	359,250	267,347		1,312,814
Charles Gregson (5)	292,633		13,633	193,125	123,600		622,991
Malcolm Wall	325,000		30,129	136,500	53,300		544,929
Nigel Wilson	310,000		41,380	158,100	124,000		633,480
Geoffrey Unwin		200,000					200,000
John Botts		43,750					43,750
Jonathan Newcomb		35,000					35,000
Christopher Powell		39,167					39,167
Adair Turner		43,750					43,750
Fields Wicker-Miurin		35,000					35,000

Former directors

Sir Ronald Hampel (3)		—	—	—	—	—	—
Total	1,596,000	396,667	102,992	846,975	568,247	—	3,510,881

	Year ended December 31, 2002
Directors
Clive Hollick	668,367		17,850				686,217
Charles Gregson (5)	292,633		13,633	138,960			445,226
Malcolm Wall	325,000		11,958	68,250			405,208
Nigel Wilson	310,000		13,261	68,200			391,461
Geoffrey Unwin		64,685					64,685
John Botts		40,000					40,000
Jonathan Newcomb		35,000					35,000
Christopher Powell		35,000					35,000
Adair Turner		35,795					35,795
Fields Wicker-Miurin		35,000					35,000

Former directors

Sir Ronald Hampel (3)	—	169,444	—	—	—	82,108	251,552
Total	1,596,000	414,924	56,702	275,410	—	82,108	2,425,144

_________________

(1)	Benefits are non-pensionable car and cash allowances. Benefits for Malcolm Wall and Nigel Wilson include allowances in relation to pension commitments.
(2)	Directors may be invited to sacrifice part or all of their cash bonus to the UBM Senior Executive Equity Participation Plan, or SEEPP, as described in “Item 6.E. Share Ownership – Directors’ Interests in long term incentive schemes”.
(3)	Sir Ronald Hampel ceased to be chairman with effect from November 5, 2002 and the above table reflects his remuneration up to that date. He continued to receive fees in accordance with the company’s obligations in the terms of his appointment for the remainder of his notice period which would otherwise have expired on March 27, 2003. The figure in the above table includes £82,108 of such fees and the value of secretarial services provided. With effect from October 1, 2000, 50 percent of the fees otherwise payable to Sir Ronald Hampel were provided to him in the form of a provisional allocation of ordinary shares in the company to which he became entitled, subject to certain conditions, on his retirement from the board. The cash equivalent of these provisional allocations of shares was reported as part of Sir Ronald’s remuneration for the periods in question. He became unconditionally entitled to receive the shares on November 5, 2002. No other directors ceased employment or received any termination benefits during 2002 or 2003.

UNITED BUSINESS MEDIA PLC

(4)	The MTIP column shows the cash value of bonuses earned under this deferred bonus plan in respect of 2003. These cash values have been converted into ordinary shares at a price of 290.8 pence, which was the average market value of these shares during December 2002, and executive directors were awarded nil cost options over these shares in March 2004.
(5)	The company receives a contribution of £93,617 from ICAP plc in consideration for making available Charles Gregson’s services as chairman of that company. Charles Gregson’s remuneration shown in the table above is net of that contribution.
(6)	Non-executive directors’ fees include an element payable in the form of ordinary shares, as described in “Item 6.C. Board Practices — Policy on remuneration of non-executive directors”. The cash element of Christopher Powell’s fee is paid to BMP DDB Limited, while that of John Botts is paid to Botts & Company Limited.

Base Salary and Benefits

        Executive directors’ remuneration comprises base salary and benefits, pension provisions and a cash bonus based on personal and corporate annual performance measures. Executive directors also participate in the company’s executive share option scheme.

        Base salary for each director is determined annually with effect from January 1. The Company regularly participates in executive remuneration surveys that provide information on the practice of other major public companies to measure the competitiveness of the directors’ base salaries as well as variable remuneration. In addition to measurement against competitive market data, factors such as inflation, the individual’s responsibilities, the company’s performance and the salary policy throughout the Group as a whole are taken into account when determining basic salary levels. Base salary levels for executive directors were increased by 3 percent with effect from 1 January 2004, the first increase that has been made since 1 January 2001.

Annual Bonus

        Executive directors are eligible for an annual bonus dependent on the achievement of stretching performance measures which customarily include a combination of factors recognizing both relevant company performance and individual objectives. These measures are reviewed annually and new objectives set by the committee at the start of each financial year. Targets for the year ended December 31, 2003 included earnings per share, operating profits, cash conversion and development activity. Specific weightings are attached to each objective. The part of the bonus payable in cash is normally capped at 60 percent of base salary, with the full bonus becoming payable only if targets are substantially exceeded. The individual may be invited to invest his bonus in the company’s Senior Executive Equity Participation Plan, details of which can be found below.

Medium Term Incentive Plan (“MTIP”)

        Following its review of performance related remuneration the committee has introduced a share element to the annual bonus plan, known as the Medium Term Incentive Plan. During 2003, this afforded directors the opportunity to earn up to a further 40 percent of base salary in the form of shares in the company. Awards for each director under the MTIP are linked to his objectives for the annual cash bonus but require more stretching performance to achieve the maximum award. Performance is measured over the company’s financial year and awards will take the form of nil cost options over the company’s shares, the number to be calculated using the average share price for the month preceding the start of that financial year. Thus the first awards, to be made in March 2004, will be based on company’s results for the 2003 financial year with the number of options granted being calculated by reference to the average share price during December 2002. Awards made in March 2004 will vest as to 50 percent in January 2006 and the balance in January 2007, provided the director remains in the group’s employment. Awards will also vest if employment ceases due to redundancy, disability, injury, death or retirement at or after contractual retirement age. Only purchased shares may be used to fulfill awards under the MTIP.

UNITED BUSINESS MEDIA PLC

Share Ownership

        Of the total number of options to subscribe for Ordinary Shares outstanding at December 31, 2003, 4,153,756 options were held by directors and executive officers of UBM, including 29,449 options under the SAYE Schemes and 4,124,307 options under the Executive Schemes (each as described below). Certain information concerning options, excluding the shares transferable under the SEEPP and LTIP schemes (each as described below), held by directors and executive officers of UBM at December 31, 2003 is set forth below:

	Year ended December 31
Name of director or officer	Number of Ordinary Shares over which options were exercised/lapsed during the year	Number of Ordinary Shares over which options were granted during the year	Number of Ordinary Shares issuable upon exercise
Charles Gregson	31,554	128,187	852,894
Clive Hollick	32,922	125,880	1,736,223
Malcolm Wall	—	120,000	825,587
Nigel Wilson	—	131,060	739,060

Total	64,476	505,127	4,153,764

        Certain information concerning options and shares granted during the year and held by directors and executive officers of UBM at December 31, 2003 is set out below:

					As at December 31, 2003
	Bonus Sacrificed (£)	Price (p)	Ordinary Shares/options	Exercise period	Ordinary Shares/ options held	B Shares/ options held
Charles Gregson(1)	138,960	228.11	121,836	04.11.07 — 04.11.13	202,047	31,879
Nigel Wilson(1)	68,200	228.11	59,796	04.11.07 — 04.11.13	59,796	—

_________________

(1)	The director gave up a cash bonus that would otherwise have been receivable by him in order to receive awards under the SEEPP Scheme. The bonus was paid to the director’s funded unapproved retirement benefit scheme, or FURBS, and used by the FURBS Trustees to purchase shares from the SEEPP Trustees. A matching award was granted over an equal number of shares. The table shows the total bonus shares and matching awards.

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

Pension Entitlement

        Clive Hollick and Charles Gregson are members of the United Pension Plan which is an approved defined benefit scheme. The company meets the full cost of the benefits. Normal retirement age is 60. The pension entitlement is two thirds of Final Pensionable Salary, which is the annual average of the best three consecutive Pensionable Salaries in the last ten years.

UNITED BUSINESS MEDIA PLC

        Under Clive Hollick’s service contract, bonuses are not pensionable. If he remains in office until normal retirement age of 60 (20 May 2005) he will receive his already earned pension entitlement of £726,000 per annum. If he retires earlier this entitlement will be reduced pro rata on a sliding scale. The pension would normally also be subject to a discount if drawn prior to normal retirement date. If Clive Hollick’s service were terminated by the company following a change of control he would be entitled to receive the pension of £726,000 per annum, reduced to reflect completed service plus his one year’s notice period.

        Under the terms of Charles Gregson’s service contract, the definition of Pensionable Salary includes annual bonus up to 50 percent of base salary; this is a longstanding term of his service contract. If Charles Gregson’s service were terminated by the company without his consent he would be entitled to an immediate pension calculated as a proportion of his pension entitlement at age 60, based on his Final Pensionable Salary at the date of termination.

        As members of the United Pension Plan Clive Hollick and Charles Gregson receive increases on their pensions in payment of 5 percent per annum or RPI, if less, for all pensionable service. The widow’s pension for the two executive directors is two thirds of their pension.

        The company contributes to personal pension plans for Malcolm Wall and Nigel Wilson.

        The following tables show the pension figures required to be disclosed by both the Act (Table 1) and the current UKLA listing rules (Table 2) which have not, as yet, been withdrawn.

        Table 1 shows accrued pension entitlements at 31 December 2003 for Clive Hollick and Charles Gregson with the increase in pension accrued during the year together with prior year and current year end transfer values. These transfer values represent the amount that would have been payable assuming the director left service at the year end.

        Details of the contributions paid by the company during the year to personal pension plans in respect of the other executive directors are also shown. Payments in excess of Inland Revenue maximum limits are paid as benefits in kind and shown as such in the remuneration table above.

Table 1

Name	Current age	Accrued pension at year end December 31, 2003 £000 pa	Increase in accrued pension during the year ended December 31, 2003 £000 pa	Transfer value December 31, 2002 £000	Increase in Transfer Transfer value December 31, 2003 £000	Value for year ended December 31, 2003 £000
Clive Hollick	58	672	39	10,065	11,244	1,179
Charles Gregson	56	359	3	4,935	5,335	400

Name	Normal retirement age	Pension contribution	Company pension contributions for the year ended December 31, 2003 £000
Malcolm Wall	60	15% of full year’s basic salary	49
Nigel Wilson	60	20% of full year’s basic salary	62

Table 2

Name	Current age	Accrued pension at year ended December 31, 2003 £000	Increase in accrued pension during the year ended December 31, 2003 in excess of inflation £000	Transfer Value for year ended December 31, 2003 of increase in excess of inflation £000
Clive Hollick	58	672	28	461
Charles Gregson	56	359	(3)	(49)

UNITED BUSINESS MEDIA PLC

C. BOARD PRACTICES

        The Company’s Articles of Association provide for a board consisting of not less than three nor more than 20 directors. At December 31, 2003 there were ten directors in office.

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

	Year ended December 31, 2003
Name	Title	Resignation date	Director and/or executive officer since	Year current term expires
Clive Hollick	Chief Executive		1996	2005
Charles Gregson	Executive Director		1996	2005
Nigel Wilson	Chief Financial Officer		2001	2004
Malcolm Wall	Chief Operating Officer		2001	2004
John Botts (2) (3)	Non-executive Director		1997	2004
Christopher Powell (1) (3)	Non-executive Director		1996	2005
Geoffrey Unwin (3)	Non-executive Director		1996	2003
Fields Wicker-Miurin (2)	Non-executive Director	May 6, 2004	1998	2004
Adair Turner (1) (2)	Non-executive Director		2000	2003
Jonathan Newcomb (1) (2)	Non-executive Director		2001	2005

_________________

(1)	Member of remuneration committee
(2)	Member of audit committee
(3)	Member of nomination committee

Directors’ Service Contracts

        It is the company’s policy that all executive directors should have service contracts that are terminable on no more than one year’s notice and that contracts should not have a fixed term. Contracts provide for automatic termination on retirement at age sixty. All directors are subject to re-election by shareholders every three years.

UNITED BUSINESS MEDIA PLC

The dates on which each executive director’s service contract commenced are as follows:
Clive Hollick, 31 October 2001;
Charles Gregson, 31 December 2001;
Malcolm Wall, 24 November 2000;
Nigel Wilson, 6 July 2001.

        The description “Item 6.B. Compensation — Pension Entitlement”, sets out the calculation of Clive Hollick’s pension entitlement, if his service were terminated by the company following a change of control. If Clive Hollick or Charles Gregson’s employment were terminated other than for cause (summary dismissal), they would be entitled to a payment, calculated by reference to their unexpired period of notice, of up to one year’s salary, benefits and 50 percent of average bonus over the preceding three years (excluding any special bonus). Under Malcolm Wall and Nigel Wilson’s contracts, any payment on early termination would be by reference to the unexpired period of notice, subject to a duty to mitigate.

The Board

        The board has overall responsibility to shareholders for the management of the group. The primary function of the board is to set the group’s strategy and to oversee the effective implementation of that strategy. A formal schedule of matters to be considered by the board is in place and is reviewed annually. This includes matters such as annual budget, investment strategy, dividend policy, substantial property transactions, and approval of the annual report. There is an established agenda of items to be considered at board meetings covering the group’s finances, operations, management, strategy and development. The board also receives presentations from executive directors and from divisional management and other senior executives on specific issues. The chairman meets separately with the chief executive on a regular basis and other informal meetings and discussions take place between directors as appropriate. The board receives monthly written reports from the chief executive, chief financial officer and chief operating officer as well as management accounts and other financial information. The board met formally on nine occasions during 2003; all meetings were fully attended.

        The board is assisted in fulfilling its responsibilities by three principal committees, the audit, remuneration and nomination committees. Details of the activities of the committees are set out below. The nomination committee is chaired by Geoff Unwin and its other members are John Botts and Chris Powell. Clive Hollick previously served on the committee and stepped down during the year following a review of membership. The committee meets as required to review the structure, size and composition of the board and to oversee the recruitment of new board members, both executive and non-executive.

        The terms of reference for all committees were reviewed and updated during the year. These may be viewed on the company’s website and copies can be obtained from the company secretary, who acts as secretary to all three committees.

Directors

        There are ten board members in total, comprising the chairman (part-time), chief executive, three other executives and five non-executive directors. Prior to his appointment as chairman, Geoff Unwin was an independent non-executive director of the company. The roles of chairman and chief executive are separate, and John Botts is the senior independent non-executive director. The board believes that a strong presence of non-executive directors is a key aspect of effective corporate governance. The board assesses and periodically reviews the independence of its non-executive directors; all are considered to be independent. Adair Turner is a vice-chairman of Merrill Lynch Europe; this role is unconnected with the services provided by Merrill Lynch. Biographies of all the directors currently in office are set out in “Item 6.A. Directors and Senior Management” and illustrate

UNITED BUSINESS MEDIA PLC

their range of experience.

        Under the company’s articles of association, at each annual general meeting any director then in office who has been appointed by the board since the previous annual general meeting and any director who at the date of the notice convening the meeting had held office for more than thirty months since he was last appointed or re-appointed by the company in general meeting shall retire from office but is eligible for re-appointment. Non-executive directors’ appointments are reviewed every three years.

        The chairman is responsible for overseeing the operation of the board but takes no part in the day to day running of the business. In addition to his chairmanship of the company, Geoff Unwin is chairman of Trigenix Limited. During 2003 he also assumed the chairmanship of Halma plc, of which he was previously a director, and of Liberata plc; he was also appointed to the advisory board of Hartwell plc.

        Directors have the opportunity to discuss matters relating to the effectiveness of the board in individual discussions with the chairman. These discussions form part of the process of individual assessment of directors. A process of board evaluation has also been initiated whereby the board evaluates its performance and that of its committees. This involves the completion of a detailed questionnaire and commentary by individual directors on a confidential basis, the results being co-ordinated and reported back to the board by the company secretary.

        All directors have access to the advice and services of the company secretary, who has primary responsibility for keeping directors informed of general developments which may be of relevance to their responsibilities. All directors are offered the opportunity to further their professional development by means of attendance at seminars and briefings. On appointment, all non-executive directors have discussions with the chairman and chief executive as well as briefings from senior management on matters relating to the group’s businesses and procedures. Non-executive directors are encouraged to meet with members of senior management on an individual basis and to visit the group’s operations.

        All board members also participate in the group’s annual management conference which takes place over several days, is attended by senior divisional and head office executives and affords a valuable opportunity for discussion of the group’s strategy and its businesses.

        The board has three principal committees, all of which have written terms of reference. Details of these committees are as follows:

Remuneration Committee

        Responsible for the overall structure of remuneration lies with the board, which has delegated to the remuneration committee responsibility for formulating and recommending policy on executive remuneration. Within the terms of the agreed policy, the committee approves the specific components of remuneration packages of all executive directors and the chairman. It also reviews the general remuneration framework of senior executives and makes awards under the company’s option and incentive plans. All committee members are independent non-executive directors. Membership of the committee was reviewed during 2003 in the light of recommendations made by the Higgs Report, which have since been incorporated into the new combined code on corporate governance which applies to accounting periods starting on or after 1 November 2003. Since 1 August 2003 the committee has been chaired by Chris Powell and its other members are Jonathan Newcomb and Adair Turner. Prior to that date the committee was chaired by John Botts, and during 2003 Geoff Unwin and Fields Wicker-Miurin also served on the committee. Geoff Unwin continues to attend committee meetings by invitation, except when matters relating to his own remuneration are discussed. The committee’s terms of reference have been amended and can be viewed on the company’s website; copies may also be obtained from the

UNITED BUSINESS MEDIA PLC

company secretary.

        As the majority of the group’s business is outside the United Kingdom, the company competes in the international market place to recruit and retain executives of the highest quality and with the appropriate mix of skills and experience. As part of the committee’s remit it periodically reviews the company’s remuneration policy relative to that of other companies with which it competes for talent, and benchmarks the remuneration packages of executive directors against their peers. The committee appointed a firm of external advisers, New Bridge Street Consultants, to assist it in this process and in formulating its proposals on performance-related remuneration. The committee also receives advice internally from the legal and personnel director Jane Stables and the company secretary Anne Siddell, who is secretary to the committee. The chief executive assists the committee in formulating performance conditions for executives reporting to him, and attends meetings by invitation except where matters relating to his own remuneration are discussed.

        The remuneration committee met on six occasions during 2003. With the exception of one meeting, which Jonathan Newcomb was unable to attend, there was full attendance by all directors at all meetings.

Policy on Remuneration of Non-executive Directors

        The fees of the chairman and non-executive directors are considered and approved by the board as a whole, having regard to current market practice. In order to align the interests of the chairman and non-executive directors more closely with those of shareholders, part of their fees are paid in the form of ordinary shares. All non-executive directors with the exception of the chairman receive a fee of £25,000 per annum which is paid in cash. A further £10,000 per annum is provisionally allocated in the form of ordinary shares in the company. The directors will become entitled to receive these shares when they leave the board, subject to certain conditions. The directors’ fees include membership of board committees; an additional payment is made to the chairmen of the remuneration and audit committees respectively. This payment was increased from £5,000 to £10,000 per annum during 2003. John Botts, as senior independent director, receives a fee of £45,000 per annum, of which £10,000 is provisionally allocated in the form of shares as described above.

        Geoff Unwin’s contract, which was entered into on 5 November 2002, is terminable by either party on not less than twelve months’ notice. He receives a fee of £100,000 per annum paid in cash and a further £100,000 per annum is provisionally allocated in the form of ordinary shares in the company as described above. Geoff Unwin’s contract contains no provision for payment of compensation on early termination. The other non-executive directors do not have service contracts with the company; each has a notice period of 6 months. Their terms of appointment contain no provision for payment of compensation on early termination. Non-executive directors are not entitled to participate in the company’s share option or pension schemes. Each director’s appointment (including that of the chairman) is reviewed every 3 years. The table below shows the date on which each non-executive director was first appointed to the board and the year in which he or she was last re-elected by shareholders.

Director	Date of appointment	Date of last reelection
Geoff Unwin	April 1996	2003
John Botts	July 1997	2001
Jonathan Newcomb	September 2001	2002
Christopher Powell	April 1996	2002
Adair Turner	January 2000	2003
Fields Wicker-Miurin	March 1998	2001

UNITED BUSINESS MEDIA PLC

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

Audit Committee

        The audit committee is chaired by Adair Turner and its other members are John Botts, Jonathan Newcomb and Fields Wicker-Miurin, all of whom are independent non-executive directors. Geoff Unwin was previously a member of the committee and stepped down following a review of committee membership following publication of the Smith Guidance appended to the Revised Code, which recommended that the chairman of the company should not serve on the audit committee. The committee meets at least four times a year; it met four times during 2003 and all meetings were fully attended. The company secretary is secretary to the committee and others invited to attend committee meetings include the chief financial officer, deputy CFO, head of internal audit, head of taxation and external auditors. The committee chairman also meets at least once a year with external auditors without management present.

        The committee operates within written terms of reference. Its responsibilities include the following: —

—	Review of the interim and annual financial statements and other formal announcements relating to financial performance.

—	Review of the adequacy of the group’s internal central and risk management processes, and to review the company’s disclosure on internal controls and procedures.

—	The appointment, remuneration and oversight of the external auditor, including monitoring the auditor’s independence and objectivity and the effectiveness of the audit process.

—	Review of the internal audit programme, ensuring that the internal audit function is adequately resourced and has appropriate standing within the company and generally monitoring its effectiveness.

—	Ensure that procedures are in place to deal with complaints regarding accounting or audit matters.

UNITED BUSINESS MEDIA PLC

        To assist in ensuring auditor objectivity and independence, the audit committee has established a formal procedure regarding the undertaking of non-audit services by the external auditor, which prohibits the provision of such services in specified areas, including financial due diligence on potential acquisitions and financial systems consultancy. Appointment of the external auditor for other non-audit services may only be made with the prior approval of the audit committee. Approval for projects with anticipated fees not exceeding specified limits is delegated to the chief financial officer or deputy CFO and is reported to the committee.

Nomination Committee

        The nomination committee is chaired by Geoffrey Unwin. Its other members are Chris Powell and John Botts. The committee meets as required to review the structure, size and composition of the board and to identify candidates, both executive and non-executive, whose skills and experience are considered to be of value to the Company.

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

        A formal process is in place for identifying, evaluating and managing the key financial, operating and compliance risks faced by the group. This process, which was in place throughout 2003 and continues in force, accords with the Turnbull guidance issued in September 1999 and is reviewed annually by the board. The process, which is undertaken at a divisional level, aims to identify and evaluate risks which are specific to each of the group’s businesses. The results are coordinated by the internal audit department, reviewed centrally by senior management, and considered by the audit committee, which in turn reports to the board. The process established for the group includes the following:—

—	All staff are required to comply with a formal system of delegated authorities which is in place for all divisions and head office.

—	Further guidance on group policies and procedures is set out in various manuals including the financial policies and procedures manual, group policy manual and employee handbooks.

—	An anti malpractice policy is in place throughout the group which provides a mechanism for confidential reporting by staff of possible concerns about financial or other matters.

—	Treasury operations and taxation matters are considered by the finance committee, a management committee which operates within specified delegated authorities and reports to the board. Meetings are customarily attended by the chief executive, chief financial officer, deputy CFO, company secretary, head of taxation and head of treasury.

UNITED BUSINESS MEDIA PLC

—	The group has a comprehensive financial reporting system, with the annual budget being approved by the board and monthly trading results, balance sheets and cashflow summaries recorded against corresponding figures for the budget and the previous year.

—	The chief executive and chief financial officer are responsible for certifying the company’s annual financial statements, which process is supported by certification for the individual businesses from divisional CEOs and finance directors. This process is further underpinned by a disclosure committee, chaired by the company secretary, which reviews the information contained in the company’s financial statements and results presentations, and the method by which such information is gathered and evaluated by senior management.

—	Established procedures are in place for the evaluation of potential acquisitions and their integration into the group, including the provision of detailed business plans and monitoring of post acquisition performance against such plans.

—	The internal audit department undertakes periodic reviews of individual businesses to assess their control status and makes recommendations to the audit committee. The work of the internal audit department is prioritized to concentrate on the areas of greatest risk as identified through the group risk management process. The audit committee oversees the role and structure of the internal audit department and makes recommendations to management

D. EMPLOYEES

        The table below sets out the number of employees by geography:

	As at December 31
	2001	2002	2003
United Kingdom, Europe and Middle East	2,822	2,388	2,686
North America	3,576	3,103	2,893
Pacific	323	330	332

Total number of full-time employees	6,721	5,821	5,911

        The table below sets out the number of employees by category of business activity:

	As at December 31
	2001	2002	2003
CMP Media	1,904	1,479	1,363
CMP Asia	321	324	325
CMP Information	1,201	815	1,042
United Advertising Publications	741	699	710

Professional media	4,167	3,317	3,440
News distribution	975	855	1,458
Market research	1,471	1,546	808
Other	108	103	205

Total number of full-time employees	6,721	5,821	5,911

        Employee numbers have been significantly impacted by the headcount reduction of over 2,600 staff as part of the cost reduction program since 2001.

        The Market Research division also utilized a significant number of temporary employees as part of its data collection processes. In 2003, an average of 5,480 (2002: 5,359; 2001: 6,223) temporary employees were used ranging from a low of 4,816 (2002: 4,710; 2001: 4,993) to a high of 6,104 (2002: 6,187; 2001: 8,736) due to seasonal variations.

UNITED BUSINESS MEDIA PLC

E. SHARE OWNERSHIP

Directors’ Interests in UBM Ordinary Shares of 25p (“UBM Shares”)

        The interests of the directors in UBM Shares (all of which are beneficial) are shown as follows at January 1, 2003, December 31, 2003 and June 15, 2004.

Director	Ordinary Shares at January 1, 2003	Ordinary Shares at December 31, 2003	Ordinary Shares at June 15, 2004	SEEPP Bonus Shares at January 1, 2003	SEEPP Bonus Shares at December 31, 2003	SEEPP Bonus Shares at June 15, 2004
Clive Hollick	499,882	703,794	768,843	238,804	—	—
Charles Gregson	305,186	420,694	505,598	32,270	—	—
Nigel Wilson	19,449	19,449	19,449	—	29,898	63,022
Malcolm Wall	12,427	12,427	12,427	—	—	14,299
John Botts (1)	7,209	10,637	11,649	—	—	—
Christopher Powell (1)	7,889	11,317	12,329	—	—	—
Geoffrey Unwin (1)	9,168	39,789	49,910	—	—	—
Fields Wicker-Miurin (1),(2)	5,462	8,890	—	—	—	—
Adair Turner (1)	5,232	8,660	9,672	—	—	—
Jonathan Newcomb (1)	3,104	6,532	7,544	—	—	—
Christopher Hyman (3)	—	—	—	—	—	—

(1)	Interest of non-executive directors include provisional allocations of shares by way of remuneration as described in “Item 6.C. Board Practices — Policy on Remuneration of Non-Executive Directors”.
(2)	Resigned on 6 May 2004
(3)	Appointed on 7 May 2004

        Each of the directors holds less than 1 per cent of the Ordinary Shares of the Company as at December 31, 2003 and each Ordinary Share has the same voting rights.

        At December 31, 2003, the trustees of the United Business Media Employee Share Ownership Trust, and the Qualifying Employee Share Trust (QUEST) held a total of 1,194,044 UBM Ordinary Shares (2002: 1,482,768; 2001: 1,599,185) and 329,484 B Shares (2002: 529;530 2001: 1,446,982) and options over 623,593 UBM Ordinary Shares (2002: 1,332,707; 2001: 2,253,097) and 397,094 B Shares (2002: 1,165,572; 2001: 1,377,771). Under paragraph 2 of Schedule 13 of the Companies Act, the executive directors are deemed to be interested in these shares and options.

        The minimum price of UBM Ordinary Shares during the year was 193.5 pence and the maximum price was 515.0 pence.

UNITED BUSINESS MEDIA PLC

Directors’ Interests in Options over UBM Shares

        The interests of the directors in options over UBM Shares are shown at January 1, 2003 and at December 31, 2003.

	Date of Grant	Options held at 1.1.03	Exercised/ lapsed during 2003	Options held at 12.31.03	Exercise period from	Exercise period to	Exercise price (p)	Market price at date of exercise	Total gain on exercise
Clive Hollick
MAI Executive Schemes	Oct 28, 1993	28,800	28,800	-	Oct 28, 1996	Oct 28, 2003	363.281	480.000	£33,615
	Oct 13, 1994	44,800	-	44,800	Oct 13, 1997	Oct 13, 2004	374.219
MAI Sharesave Scheme	Oct 20, 1995	1,950	1,950	-	Dec 01, 2002	Jun 01, 2003	400.000
United 1994 Executive Scheme	Sept 16, 1996	153,455	-	153,455	Sept 16, 1999	Sept 16, 2006	686.000
United 2000 Executive Scheme	DEC 18, 2000	152,500	-	152,500	DEC 18, 2003	DEC 18, 2010	843.000
	DEC 18, 2000	152,500	-	152,500	DEC 18, 2004	DEC 18, 2010	843.000
	May 8, 2001	152,500	-	152,500	May 8, 2004	May 8, 2011	724.800
	May 8, 2001	152,500	-	152,500	May 8, 2005	May 8, 2011	724.800
	DEC 19, 2001	150,000	-	150,000	DEC 19, 2004	DEC 19, 2011	529.000
	DEC 19, 2001	150,000	-	150,000	DEC 19, 2004	DEC 19, 2011	529.000
	Aug 22, 2002	250,000	-	250,000	Aug 22, 2005	Aug 22, 2012	277.200
	Aug 22, 2002	250,000	-	250,000	Aug 22, 2006	Aug 22, 2012	277.200
	Apr 9, 2003	-	-	120,000	APR 9, 2006	APR 9, 2013	247.250
United SAYE Scheme	Nov 01, 1996	1,464	-	1,464	Feb 01, 2004	Aug 01, 2004	532.600
	Oct 31, 1997	616	-	616	Feb 01, 2004	Aug 01, 2005	632.700
	APR 20, 2001	1,382	1,382	-	Jun 01, 2006	DEC 01, 2006	488.300
	APR 15, 2002	790	790	-	Jun 01, 2005	DEC 01, 2005	480.600
	APR 10, 2003	-	-	5,888	Jun 01, 2006	DEC 01, 2006	160.48

Charles Gregson
MAI Executive Schemes	Oct 28, 1993	28,800	28,800	-	Oct 28, 1996	Oct 28, 2003	363.281	431.17	£19,552
	Oct 13, 1994	44,800	-	44,800	Oct 13, 1997	Oct 13, 2004	374.219
United 1994 Executive Scheme	Sept 16, 1996	69,252	-	69,252	Sept 16, 1999	Sept 16, 2006	686.000
United 2000 Executive Scheme	DEC 18, 2000	52,500	-	52,500	DEC 18, 2003	DEC 18, 2010	843.000
	DEC 18, 2000	52,500	-	52,500	DEC 18, 2004	DEC 18, 2010	843.000
	May 08, 2001	52,500	-	52,500	May 08, 2004	May 08, 2011	724.800
	May 08, 2001	52,500	-	52,500	May 08, 2005	May 08, 2011	724.800
	DEC 19, 2001	75,000	-	75,000	DEC 19, 2004	DEC 19, 2011	529.000
	DEC 19, 2001	75,000	-	75,000	DEC 19, 2005	DEC 19, 2011	529.000
	Aug 22, 2002	125,000	-	125,000	Aug 22, 2005	Aug 22, 2012	277.200
	Aug 22, 2002	125,000	-	125,000	Aug 22, 2006	Aug 22, 2012	277.200
	APR 9, 2003	-	-	120,000	April 9, 2006	April 9, 2013	247.25
United SAYE Scheme	DEC 15, 1998	655	-	655	Feb 01, 2004	Aug 01, 2004	514.800
	APR 15, 2002	2,754	2,754	-	Jun 01, 2007	DEC 01, 2007	480.600
	APR 10, 2003	-	-	8,187	Jun 01, 2008	DEC 01, 2008	160.48

Malcolm Wall
United 2000 Executive Scheme	DEC 18, 2000	76,000	-	76,000	DEC 18, 2003	DEC 18, 2010	843.000
	DEC 18, 2000	76,000	-	76,000	DEC 18, 2004	DEC 18, 2010	843.000
	May 08, 2001	76,000	-	76,000	May 08, 2004	May 08, 2011	724.800
	May 08, 2001	76,000	-	76,000	May 08, 2005	May 08, 2011	724.800
	DEC 19, 2001	75,000	-	75,000	DEC 19, 2004	DEC 19, 2011	529.000
	DEC 19, 2001	75,000	-	75,000	DEC 19, 2005	DEC 19, 2011	529.000
	Aug 22, 2002	125,000	-	125,000	Aug 22, 2005	Aug 22, 2012	277.200
	Aug 22, 2002	125,000	-	125,000	Aug 22, 2006	Aug 22, 2012	277.200
	APR 9, 2003	-	-	120,000	APR 9, 2006	APR 9, 2013	247.25
United SAYE Scheme	APR 20, 2001	1,587	-	1,587	Jun 01, 2004	DEC 01, 2004	488.300

Nigel Wilson
United 2000 Executive Scheme	Aug 08, 2001	104,000	-	104,000	Aug 08, 2004	Aug 08, 2011	595.700
	Aug 08, 2001	104,000	-	104,000	Aug 08, 2005	Aug 08, 2011	595.700
	DEC 19, 2001	75,000	-	75,000	DEC 19, 2004	DEC 19, 2011	529.000
	DEC 19, 2001	75,000	-	75,000	DEC 19, 2005	DEC 19, 2011	529.000
	Aug 22, 2002	125,000	-	125,000	Aug 22, 2005	Aug 22, 2012	277.200
	Aug 22, 2002	125,000	-	125,000	Aug 22, 2006	Aug 22, 2012	277.200
	APR 9, 2003	-	-	120,000	APR 9, 2006	APR 9, 2013	247.25
	APR 10, 2003	-	-	11,060	June 01, 2010	DEC 01, 2010	160.48

UNITED BUSINESS MEDIA PLC

        Options granted under the 2000 scheme are subject to performance conditions as described in the discussion of Long Term Incentive Schemes below. Options granted to Clive Hollick, Charles Gregson and Malcolm Wall under the United 1994 Executive Scheme are subject to a performance condition which requires EPS growth to exceed the increase in the UK Retail Price Index by an average of 2 per cent per annum over a three year period. At the time of setting up the 1994 Executive Scheme this performance measure was in line with existing market practice. The performance condition has been met in respect of all outstanding options held by these executive directors under the United 1994 Executive Scheme, which are consequently fully vested. All options were granted at market value and for no consideration.

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

        Options granted under the MAI Sharesave scheme and United SAYE are not subject to performance conditions as these are all-employee schemes.

        There have been no variations in the terms and conditions of scheme interests during the year.

Directors’ Interests in Long Term Incentive Schemes

Senior Executive Equity Participation Plan (“SEEPP”)

	Shares/ options at 1.1.03+	Shares/ options awarded/ (exercised) in 2003	Ordinary Shares/ options at 12.31.03 +	B shares/ options at 12.31.03 +	Bonus amount*	Price paid for shares/ options (p)	Exercisable from	Expiry date	Market value‡
Clive Hollick	48,414*	(24,207)	24,207	—	n/a	n/a	Sept 16, 2000	Jun 29, 2007	—
	26,516*	—	26,516	20,117	n/a	n/a	Mar 17, 2001	Jun 29, 2007	£114,450
	44,868*	—	44,868	34,038	n/a	n/a	Mar 18, 2002	Jun 29, 2007	£193,656
	257,176**	(257,176)	—	—	n/a	n/a	Sept 30, 2000	Jun 29, 2007	—
	32,634***	(32,634)	—	—	n/a	n/a	DEC 03, 1999	Jun 29, 2010	—
	43,966*	—	43,966	33,354	n/a	n/a	Mar 03, 2004	Jun 29, 2010	£189,764

Charles Gregson	17,686*	(8,842)	8,843		n/a	n/a	Sept 16, 2000	Jun 29, 2007	—
	6,582*	—	6,582	4,994	n/a	n/a	Mar 17, 2001	Jun 29, 2007	£ 28,411
	19,972*	—	19,972	15,152	n/a	n/a	Mar 18, 2002	Jun 29, 2007	£86,204
	12,388*	—	12,388	9,398	n/a	n/a	Mar 08, 2003	Jun 29, 2007	£53,469
	48,587***	(48,587)	—	—	n/a	n/a	DEC 03, 1999	Jun 29, 2010	—
	3,076*	—	3,076	2,335	n/a	n/a	Mar 03, 2004	Jun 29, 2010	£13,280
	23,850*	—	23,850	—	n/a	n/a	May 08, 2005	May 08, 2011	£58,611
	5,500*	—	5,500	—	n/a	n/a	Apr 16, 2006	APR 16, 2012	£13,516
	—	121,836*	121,836	—	138,960	228.11	APR 11, 2007	APR 11, 2013	£299,412

Nigel Wilson	—	59,796*	59,796	—	68,200	228.11	APR 11, 2007	APR 11, 2013	£146,949

        Awards becoming exercisable on or after March 3, 2004 were granted under the 2000 SEEPP. Awards becoming exercisable prior to March 3, 2004 were granted under the 1996 SEEPP, which operates in a similar manner to the 2000 SEEPP, except that the matching awards are subject to a longer vesting period (up to seven years) but no performance conditions are attached.

*	The directors gave up cash bonuses that would otherwise have been receivable by them in order to receive awards under the SEEPP. For Clive Hollick and Charles Gregson The bonus was paid to each individual’s funded unapproved retirement benefit scheme (“FURBS”) and used by the FURBS Trustees to purchase shares from the SEEPP Trustees at full market value. A matching award was granted over an equal number of shares. The table shows the total bonus shares and matching awards. The bonus shares are included in the director’s beneficial interest in shares shown previously; the amount used to purchase the bonus shares was included in the director’s reported remuneration for the year in which the award was made.
**	This award comprises 222,487 bonus options and 34,869 matching awards to Clive Hollick in exchange for options previously held under the Meridian Broadcasting Executive Share Option Scheme.
***	These options were granted in exchange for options previously held under the MAI 1989 Purchase Only Share Option Scheme, the rights to which were waived by Clive Hollick and Charles Gregson.
+	The SEEPP bonus shares/options and matching awards were adjusted to reflect the capital reorganization which took place on 23 April 2001, whereby every shareholder received 44 B shares and 29 new ordinary share in place of every 44 ordinary shares previously held.
†	Market value of the matching awards is calculated at 491.5 pence per ordinary share, the closing mid-market price on December 31, 2003, and 245 pence per B Share.

UNITED BUSINESS MEDIA PLC

Long Term Incentive Plan (“LTIP”)

	Shares allocated at 1.1.03	Shares lapsed during 2003	Shares vested during 2003	Value of award at date of grant	Shares allocated at 12.31.03
Clive Hollick	75,435	75,435	—	£648,900	—

Charles Gregson	43,594	43,594	—	£375,000	—

Malcolm Wall	29,063	29,063	—	£254,645	—

        Awards under the LTIP were made in the form of a provisional allocation of shares which become receivable on or after the third anniversary of the allocation date, subject to the performance condition being met. This condition requires the group’s total shareholder return (i.e. share price movement and dividends paid), when compared with that of FTSE 100 companies over the three year period, to place the group in at least 50th position within the FTSE 100. The last awards under the LTIP were made in 2000. The performance condition was not met in relation to these awards, which lapsed on 3 March 2003. No further awards will be made.

Changes in Directors’ Interests since December 31, 2003

        There were no other changes to the interests of directors in UBM Shares or in options over UBM Shares between December 31, 2003 and May 31, 2004.

Share Ownership Schemes

        UBM has established a number of employee share schemes providing for the issuance of Ordinary Shares and to which the following limits apply:

(1)	The overall number of shares which may be issued or issuable under the UBM Share Options Schemes in any ten year period may not exceed 50,528,525 UBM shares.

UNITED BUSINESS MEDIA PLC

(2)

The overall number of shares which may be issued or issuable under executive incentives under the UBM share option schemes in any ten year period may not exceed 25,264,262 UBM shares. Premium priced options under the UBM 2000 Executive Share Option Scheme shall be excluded from this limit.

(3)	These limits do not apply to UBM shares issued or issuable to employees who left the UBM Group as a result of disposals agreed before December 31, 2000.

Details of each of the schemes are provided below.

Outstanding Options

        Information concerning options outstanding under UBM’s employee share schemes at December 31, 2003 is set out below:

Title of Scheme	Number of Ordinary Shares issuable upon exercise	Range of exercise prices(p)	Range of exercise dates
United Executive Schemes	18,909,663	247.3-867.2	1997-2013
United SAYE Schemes	2,398,812	160.5-632.7	2000-2010
MAI Executive Schemes(1)	180,480	374.2-490.6	1997-2005
United International schemes	1,196,852	160.5-514.8	2002-2008

_________________

(1)	The number of shares under option has been restated as though they were UBM, not MAI shares, following the merger or Blenheim Shares following the take-over.

UK Executive Share Option Scheme (and its successor scheme, the 1994 United Business Media UK Executive Share Option Scheme —“1994 UK Scheme” and the United Business Media 2000 Executive Share Option Scheme –“2000 Executive Scheme”)

        Full-time employees and executive directors of UBM and its subsidiaries resident in the United Kingdom may participate in the UK Executive Share Option Scheme (the “UK Executive Scheme”) at the discretion of UBM’s board. A participant is granted an option to subscribe for Ordinary Shares at a subscription price per Ordinary Share of not less than the higher of (i) the par value of an Ordinary Share and (ii) the average middle-market quotation for an Ordinary Share, as derived from the Daily Official List of the Stock Exchange for the last three business days prior to the date of the grant of the option. Normally, options may only be exercised after the third anniversary of the date of grant. No consideration is paid by participants for the grant of an option under the UK Executive Scheme. Options lapse on the tenth anniversary of their grant to the extent they have not been exercised.

        The 1994 UK Executive Scheme was replaced in April 2000 by the 2000 Executive Scheme. Part A of the 2000 Executive Scheme is Revenue approved and options with an aggregate exercise price not exceeding £30,000 are granted to UK resident executives under this scheme. Options granted under the 2000 Scheme will lapse if not previously exercised on the tenth anniversary of their grant date. The exercise of the option is subject to a performance condition which requires growth in earnings per share to exceed inflation by an average of 3 per cent per annum for options up to a value of 0.75 times salary. In order for the whole award to vest, growth in earnings per share must exceed inflation by an average of 5 per cent per annum. A sliding scale applies between these two figures. These performance conditions are measured over a period of three to six years from the date of grant.

US Executive Share Option Scheme (and its successor schemes, the 1994 United Business Media International Executive Share Option Scheme -“1994 International Scheme” and the United Business Media 2000 Executive Share Option Scheme – “2000 Executive Scheme”)

UNITED BUSINESS MEDIA PLC

        Full-time employees and executive directors of UBM and its subsidiaries resident in the United States may participate in the US Executive Share Option Scheme (the “US Executive Scheme”) at the discretion of UBM’s board. A participant is granted an option to subscribe for Ordinary Shares at a subscription price per Ordinary Share of not less than the higher of (i) the par value of an Ordinary Share and (ii) the average middle-market quotation for an Ordinary Share, as derived from the Daily Official List of the Stock Exchange on the day preceding the date of the grant of the option. No participant may be granted options under the terms of the US Executive Scheme, which would result in options being exercisable for the first time in any calendar year exceeding in the aggregate subscription prices of $100,000. Normally, options may only be exercised after the third anniversary of the date of grant. No consideration is paid by participants for the grant of an option under the US Executive Scheme. Options lapse on the tenth anniversary of their grant to the extent they have not been exercised.

        The US Executive Scheme continues to apply in respect of options which remain outstanding, but was replaced by the 1994 International Scheme, which was approved by shareholders at the 1994 annual general meeting and applies to full-time employees and executive directors of UBM, both UK and non-U.K. resident. Options granted since 1994 cannot be exercised until the Group has achieved certain performance criteria (currently growth in earnings per share in excess of RPI by a total of six percentage points over a three year rolling period).

        The 1994 International Scheme continues to apply in respect of options which remain outstanding, but has effectively been replaced by the 2000 Executive Scheme, which was approved by shareholders at the 2000 annual general meeting and applies to full-time employees and executive directors of UBM, both UK and non-U.K. Resident

        There are three parts to the scheme, the first of which is approved by the Inland Revenue and is used to grant options to UK resident executives up to a maximum limit of £30,000. This replaces the 1994 UK Scheme. The other two parts of the scheme are not designed for Inland Revenue approval; the first of these, Part B, is used to grant options to non-U.K. Resident executives and UK resident executives who already hold more than £30,000 worth of outstanding approved options. Options under Part B may be designated as basic options (i.e. those granted at market value) or premium priced options, which may be granted at a premium of 25 per cent, 50 per cent or 75 per cent to the market value of the shares. The third part of the scheme is intended to allow the grant of approved options in the United States known as incentive stock options.

        There is no specified limit for the grant of options to individuals under this scheme but the committee will determine the appropriate level of each grant, having regard to corporate objectives, market forces and individual circumstances. Awards are made on a phased basis. It was decided in December 2000 to make an accelerated award of options to approximately twenty senior employees of the Group (including executive directors) over a period of two years with a maximum value of 12 times salary. This was considered to be appropriate given the wish to incentivize these individuals following the major re-focusing of the Group’s activities, particularly in light of the Group’s increased exposure to US markets and the need to compete for talent in the United States. Half of the options granted will vest after three years and the other half after four years, subject to achievement of the performance condition referred to below.

        Options granted under the 2000 Scheme will lapse (if not previously exercised) on the tenth anniversary of their grant. The exercise of the basic option is subject to a performance condition which requires growth in earnings per share to exceed inflation by an average of 3 per cent per annum for options up to a value of 0.75 times salary. In order for the whole award to vest, growth in earnings per share must exceed inflation by an average of 5 per cent per annum. A sliding scale applies between

UNITED BUSINESS MEDIA PLC

these two figures. These performance conditions are measured over a period of three to six years from the date of grant. Premium priced options require real earnings per share growth of 3 per cent per annum over a rolling three year period.

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

International Sharesave Plan

        This Plan was approved by UBM shareholders in October 1997 and was introduced on similar terms to the 1994 SAYE Scheme, allowing for regional variations, for the benefit of employees of overseas subsidiaries. The Plan enables employees to acquire options over Ordinary Shares in UBM at a discount of up to 20 per cent of their market price using the proceeds of a three or five year savings contract.

        The first invitations under this plan (“United International Sharesave Plan”) were issued to US employees in December 1997 and in December 1998 the plan was extended to eligible employees in France, Germany, Hong Kong and Singapore. Options under the United International Sharesave Plan are granted in local currency.

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

UNITED BUSINESS MEDIA PLC

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

        In the event of any variation of the Company’s share capital, the Remuneration Committee will determine the adjustments (if any) to be made to the number of Ordinary Shares subject to the trustee’s options and the subscription price. The Company will provide the trustee with funds to enable it to exercise any options to subscribe for Ordinary Shares at the relevant subscription prices or to purchase Ordinary Shares in the market for the purposes of the SEEPP. The trustee may not acquire Ordinary Shares which would result in its holding more than 5 per cent of the Company’s issued share capital for the time being.

        The Remuneration Committee may introduce variations in the terms of the SEEPP to provide for different circumstances, but without materially affecting its basic parameters. Varying levels of numbers of Ordinary Shares subject to matching options may be introduced. The following variations apply to options granted to US employees. A bonus option is granted over shares to the value of the remuneration foregone at half the market price and a matching option is granted over half of the number of shares subject to the bonus option. The options can be exercised in the same circumstances outlined above but the executive must pay an exercise price equal to half the market value at the date of grant.

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

        One third of a matching option will always be exercisable, regardless of the growth (if any) in the earnings per share of the Company; a further one third of a matching option will be exercisable if, looking at the financial year immediately preceding the Grant Date and the fourth financial year following that earlier financial year, the earnings per share of the Company for the later financial year is equal to or exceeds its earnings per share for the earlier one by the following percentage:

—	100% x ((R2-R1)/R1) + 12%, where R1 is the retail prices index for the last month in the earlier year and R2 is the retail prices index for the last month in the later year;

—	subject to the paragraph below, a further one third of a matching option will be exercisable if, looking at the financial year immediately preceding the Grant Date and the fourth financial year following that earlier financial year, the earnings per share of the Company for the later financial year is equal to or exceeds its earnings per share for the earlier one by the following percentage:

—	- 100% x ((R2-R1)/R1) + 20%, where R1 is the retail prices index for the last month in the earlier year and R2 is the retail prices index for the last month in the later year; and

—	for growth in the earnings per share of the Company in excess of the retail prices index of more than 12 per cent but less than 20 per cent during the periods mentioned above, one third of the matching option will be exercisable on a straightline basis.

UNITED BUSINESS MEDIA PLC

Long Term Incentive Plan

        The LTIP is a performance-related long term incentive plan restricted to directors and a select number of senior executives who are considered to make a substantial contribution to the long term success of the Group and who are not within two years of their contractual retirement date. Participants in the LTIP are also eligible to participate in the SEEPP.

        Awards under the LTIP were made in the form of a provisional allocation of shares which become receivable on or after the third anniversary of the allocation date, subject to the performance condition being met. This condition requires the Group’s total shareholder return (i.e. share price movement and dividends paid), when compared with that of FTSE 100 companies over the three year period, to place the Group in at least 50th position within the FTSE 100. The shares will vest in full at 25th position or above, while 20 per cent of the share will vest at 50th position. Shares will be allocated proportionately on a sliding scale between 25th and 50th position. Limited re-testing was allowed if the condition was not met after the third year.

        The last awards under the LTIP were made in 2000. The performance condition was not met in relation to these awards, which lapsed on 3 March 2003.

        The Company attained 46th position in the FTSE 100 in relation to the 1999 LTIP awards; as a result, 28 per cent of these awards vested and were transferred to participants on or after March 23, 2002. The unvested portion lapsed.

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

MAI 1989 Purchase Only Executive Share Option Scheme -“MAI 1989 Scheme”

        The MAI 1989 Scheme is an unapproved scheme operated under an Employees’ Share Ownership Plan Trust. Options may normally be exercised between the third and seventh anniversaries of the date of grant.

The Blenheim Schemes

        As a result of the acquisition of Blenheim, employees with options over Blenheim shares

UNITED BUSINESS MEDIA PLC

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

UNITED BUSINESS MEDIA PLC

Medium Term Incentive Plan (“MTIP”)

        Following its review of performance related remuneration the committee has introduced a share element to the annual bonus plan, known as the Medium Term Incentive Plan. During 2003, this afforded directors the opportunity to earn up to a further 40 percent of base salary in the form of shares in the company. Awards for each director under the MTIP are linked to his objectives for the annual cash bonus but require more stretching performance to achieve the maximum award. Performance is measured over the company’s financial year and awards will take the form of nil cost options over the company’s shares, the number to be calculated using the average share price for the month preceding the start of that financial year. Thus the first awards, to be made in March 2004, will be based on company’s results for the 2003 financial year with the number of options granted being calculated by reference to the average share price during December 2002. Awards made in March 2004 will vest as to 50 percent in January 2006 and the balance in January 2007, provided the director remains in the group’s employment. Awards will also vest if employment ceases due to redundancy, disability, injury, death or retirement at or after contractual retirement age. Only purchased shares may be used to fulfill awards under the MTIP.

UNITED BUSINESS MEDIA PLC

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. MAJOR SHAREHOLDERS

        The Company had been notified of the following interests of 3 per cent or more in its issued ordinary share capital:

	As at March 5, 2002		As at May 19, 2003		As at June 15, 2004

Identity of Major Shareholder (1)	Number of Ordinary Shares Owned	Percent of Class %	Number of Ordinary Shares Owned	Percent of Class %	Number of Ordinary Shares Owned	Percent of Class %
FMR Corp and Fidelity International Limited	34,808,195	10.39	49,217,156	14.66	47,628,879	14.18%
Franklin Resources Inc	33,560,963	10.02	37,192,094	11.08	N/a	N/a
Schroders plc	36,522,406	10.90	34,246,667	10.20	27,982,313	8.33%
UBS Global Asset Management	N/a	N/a	18,498,493	5.51	N/a	N/a
Legal & General	N/a	N/a	11,775,731	3.51	10,444,966	3.11%
Hermes Pension Management	N/a	N/a	13,515,100	4.03	N/a	N/a
Putnam Investment Management LLC	12,136,350	3.62	N/a	N/a	N/a	N/a
Deutche Bank AG	11,510,729	3.43	N/a	N/a	N/a	N/a
Barclays plc	N/a	N/a	N/a	N/a	13,402,833	3.99%

_________________

(1)	Under UK law, subject to certain limited exceptions, persons or groups owning or controlling 3 per cent or more of the issued Ordinary Shares are required to notify the Company of the level of their holdings.

        As far as UBM is aware, except as disclosed herein, it is neither directly or indirectly owned nor controlled by one or more corporations, or by any foreign government or by any other natural or legal persons.

        As of June 15, 2004, 61,901 Ordinary Shares were held of record in the United States. These Ordinary Shares were held by 34 record holders and represented 0.02 per cent of the total number of Ordinary Shares outstanding. As of June 15, 2004, there were 1,069,839 ADSs outstanding held by 40 registered holders. These ADSs represent 1,069,839 Ordinary Shares and are 0.32 per cent of the issued share capital.

        UBM is not aware of any arrangements the operation of which may at a subsequent date result in a change in control of the Company and there have been no significant changes in shareholders over the last three years.

        The major shareholders of the Company do not have different voting rights to other ordinary shareholders.

UNITED BUSINESS MEDIA PLC

B. RELATED PARTY TRANSACTIONS

        The Group entered into the following transactions during the year:

Transactions with related parties	Nature of transactions	Balances (owed by)/ due to the Group at DEC 31, 2003 £m	Value of transactions 2003 £m	Balances (owed by)/ due to the Group at DEC 31, 2002 £m	Value of transactions 2002 £m	Balances (owed by)/ due to the Group at DEC 31, 2001 £m	Value of transactions 2001 £m
Asia Pacific Leather	Loans and
Fair	Management fees	1.4	1.5	(1.3)	1.8	(1.5)	2.0
Canada Newswire	Newswire Service..	0.7	1.5	0.4	0.5	0.8	1.7
Channel 5 Television	Loans and
Group Limited	interest receivable	204.0	8.8	193.5	8.9	179.2	7.4
SDN Limited	Loans and interest receivable	13.3	0.1	13.2	0.3	12.3	0.3

C. INTERESTS OF EXPERTS AND COUNSEL

         Not Applicable.

UNITED BUSINESS MEDIA PLC

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

        The table below sets forth the amounts of interim, final and total cash dividends (excluding any associated tax credit discussed in Item 10 of this Annual Report) paid in respect of each year indicated. Pence amounts per share have been translated into cents per ADS at the noon buying rate on each of the respective payment dates, assuming that ADSs were outstanding on each such date. On April 23, 2001 the ratio of ADSs to Ordinary Shares changed from 2:1 to 1:1 as a result of the capital reorganization.

	Year ended December 31
	Pence per Share			Cents per ADS
	Interim	Final	Total	Interim	Final	Total
1999	11.00	11.20	22.20	35.64	36.29	71.93
2000	11.00	11.20	22.20	32.90	33.50	66.40
2001(1)	11.00	1.00	12.00	16.00	1.45	17.45
2002(1)	3.00	4.00	7.00	4.83	6.44	11.27
2003	3.30	5.70	9.00	5.89	10.17	16.06

(1)	The Group announced in October 2001 a modification of its dividend policy in recognition of the restructuring of the Group.

B. SIGNIFICANT CHANGES

        There have been no significant changes since the date of our consolidated financial statements.

UNITED BUSINESS MEDIA PLC

ITEM 9. THE OFFER AND LISTING

A.  OFFER AND LISTING DETAILS

        The table below sets forth, for the periods indicated, the high and low closing prices, in pence for Ordinary Shares, and in cents for ADSs, on the London Stock Exchange and NASDAQ respectively, adjusted for the share consolidation effected April 23, 2001.

	London Stock Exchange (pence per Ordinary Shares)		NASDAQ (cents per ADS)
Period ended	High	Low	High	Low
1999	806.7	478.0	1981.9	1261.2
2000	985.9	706.1	2351.7	1517.2
2001	875.0	342.0	2500.0	500.0
2002 First Quarter	611.0	486.5	900.0	700.0
Second Quarter	600.0	425.0	890.0	669.0
Third Quarter	436.0	215.0	695.0	318.0
Fourth Quarter	318.0	211.0	490.0	310.0
Annual	611.0	211.0	900.0	310.0
2003 First Quarter	315.25	190.0	512.9	301.0
Second Quarter	346.25	217.75	560.0	331.0
Third Quarter	467.0	290.5	781.0	491.0
Fourth Quarter	515.0	414.0	895.0	689.0
Annual	515.0	190.0	895.0	301.0
Months ended
December 31, 2003	515.0	473.25	895.0	825.0
January 31, 2004	568.0	498.0	1041.0	900.0
February 28, 2004	575.0	525.0	1096.0	962.0
March, 31 2004	559.0	469.5	1075.0	850.0
April 30, 2004	518.0	460.0	942.9	815.0
May 31, 2004	481.0	408.5	839.0	710.0
June 15, 2004	476.0	439.0	862.0	785.0

*	On April 23, 2001 the ratio of ADSs to Ordinary Shares changed from 1:2 to 1:1, however the ADS price did not reflect this change until late May 2001.

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

        As of June 15, 2004, 61,901 Ordinary Shares were held of record in the United States. These Ordinary Shares were held by 34 record holders and represented 0.02 per cent of the total number of Ordinary Shares outstanding. Since certain of these Ordinary Shares were held by brokers or other nominees, including nominees for the Depositary, the number of record holders in the United States may not be representative of the number of beneficial holders or of where the beneficial holders are resident.

UNITED BUSINESS MEDIA PLC

The Depositary informed UBM that of June 15, 2004, there were 1,069,839 ADSs outstanding held by 40 registered holders. These ADSs represent 1,069,839 Ordinary Shares and are 0.32 per cent of the issued share capital.

D. SELLING SHAREHOLDERS

        Not Applicable.

E. DILUTION

        Not Applicable.

F. EXPENSES OF THE ISSUE

        Not Applicable.

UNITED BUSINESS MEDIA PLC

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

Directors Interests in Transactions

        Under UBM’s Articles of Association, a director may not vote in respect of any proposal in which he or she, or any person connected with that director, has any material interest, except where that interest exists because of an interest in shares, debentures or other securities of, or otherwise in or through UBM. This is subject to exceptions relating to proposals:

—	indemnifying the director in respect of obligations incurred on behalf of UBM;

—	indemnifying a third party in respect of obligations of UBM for which the director has assumed responsibility under an indemnity or guarantee or by the giving of security;

—	relating to an offer of securities in which the director will be interested as an underwriter;

—	concerning another body corporate in which the director is beneficially interested in less than 1 per cent of the issued shares of any class of shares of such a body corporate;

—	relating to an employee benefit in which the director will participate on terms that are generally accorded to other employees or which has been approved by the board of the Inland Revenue for taxation purposes; and

—	relating to insurance that UBM is empowered to purchase or maintain for the benefit of its directors or officers.

UNITED BUSINESS MEDIA PLC

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

Liquidation

        If the Company is in liquidation, the liquidator may, with the sanction of an extraordinary resolution of the Company and any other sanction required by the Statutes:

—	divide among the members in specie the whole or any part of the assets of the Company and, for that purpose, value any assets and determine how the division shall be carried out as between the members or different classes of members; or

—	vest the whole or any part of the assets in trustees upon such trusts for the benefit of members as the liquidator, with the like sanction, shall think fit. No member shall be compelled to accept any assets upon which there is any liability.

UNITED BUSINESS MEDIA PLC

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

        The joint holders of a share shall be jointly and severally liable for the payment of all calls in respect of that share.

Voting rights

        The proceedings of a general meeting held to pass such a resolution differs from general meetings of the Company held for any other purpose in that:

—	the necessary quorum shall be two persons holding or representing by proxy at least one-third in nominal amount of the issued shares of the class;

—	at an adjourned meeting the necessary quorum shall be one person holding shares of the class or his proxy;

—	every holder of shares of the class shall, on a poll, have one vote in respect of every share of the class held by him; and

—	a poll may be demanded by any one holder of shares of the class whether present in person or proxy.

Modification of Rights

        The rights attached to any class of shares in issue may from time to time be varied with the consent in writing of the holders of three fourths in nominal value of the issued share capital of that class, or with the sanction of an extraordinary resolution passed at a separate general meeting of the holders of those shares.

General Meetings

        The board shall convene and the Company shall hold annual general meetings in accordance with the requirements of the Statutes.

—	The board may convene an extraordinary general meeting whenever it thinks fit.

—	An extraordinary general meeting shall be convened by the board on the requisition of members pursuant to the provisions of the Companies Act 1985 (“the Statute”) or, in default, may be convened by such requisitionists, as provided by the Statute.

UNITED BUSINESS MEDIA PLC

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

        There are no provisions in the Articles of Association governing the ownership threshold above which shareholder ownership must be disclosed. The threshold is set by the Statute.

C. MATERIAL CONTRACTS

        An agreement dated May 14, 2003 was entered into by Kenrick Place Media Limited and, CMP Information Limited for the purchase of certain of the assets and undertakings of Kenrick Place Media Limited used in the publication of the Interior Design Handbook and certain other reports. Consideration was £1.6 million which was paid in cash on completion. The agreement contained standard representations and tax warranties.

        An agreement dated August 7, 2003 was entered into by United Advertising Publications plc and, Jonathan Heyes for the purchase of This Caring Business. Consideration was £1.7 million which was paid in cash on completion. The agreement contained standard representations and tax warranties.

        An agreement dated July 18, 2003 was entered into by Hirecorp Limited and, Aprovia Belgium Holding International S.p.r.l and Aprovia UK Management S.p.r.l for the purchase of 100 per cent of the shares in Aprovia UK Limited. Consideration was £79 million which was paid in cash on completion.

        An agreement dated October 31, 2003 was entered into by among SCP Communications, Inc., CM Publishing Limited Partnership, PRR, Inc., and Continuing Medical Education, Incorporated for the purchase of The Oncology Group and Cliggott Publishing. Consideration was $37.5 million which was paid in cash on completion. The agreement contained standard representations and tax warranties.

        An agreement dated November 3, 2003 was entered into by United Market Research Sarl and Mr. Francesco Castiglioni, Mr. Fabrizio Fornezza, Mr. Remo Medardo Lucchi, Mr. Andrea Mezzasalma, Mr. Giuseppe Minoia, Mr. Paolo Anselmi, Mr. Albino Claudio Bosio, Mr. Silvio Siliprandi, Mr. Alberto Pelizzola for the purchase of Eurisko Data S.pA. and Eurisko S.p.A. Consideration was €33.0 million which was paid in cash on completion. The agreement contained standard representations and tax warranties.

D. EXCHANGE CONTROLS

        There are no UK government laws, decrees or regulations that restrict or that affect the export or import of capital, including but not limited to, foreign exchange controls on remittance of dividends

UNITED BUSINESS MEDIA PLC

on the Ordinary Shares or on the conduct of Group operations, except as otherwise set forth under “Item 10.E. Taxation”.

        Under English law (and the Company’s Memorandum and Articles of Association), persons who are neither residents nor nationals of the United Kingdom may freely hold, vote and transfer Ordinary Shares in the same manner as UK residents or nationals.

E. TAXATION

        The following discussion summarizes certain US federal income tax consequences and certain UK tax consequences of the ownership and disposition of Ordinary Shares and Ordinary Shares represented by ADSs evidenced by ADRs by a US Holder. A “US Holder” is a beneficial owner of Ordinary Shares or ADSs that is (i) an individual who is a citizen or resident of the United States, (ii) a corporation (or certain other entities treated as corporations for US federal income tax purposes), created or organized in or under the laws of the United States or any state thereof (including the District of Columbia), (iii) an estate the income of which is subject to US federal income taxation regardless of its source, or (iv) a trust if a court within the United States is able to exercise primary supervision over its administration and one or more US persons have the authority to control all of the substantial decisions of the trust. This summary applies only to US Holders who will hold Ordinary Shares or ADSs as capital assets and who own (directly, indirectly or by attribution) less than 10 per cent of the outstanding share capital or voting stock of the Company. This summary is based (i) upon current UK tax law and UK Inland Revenue practice and US law and US Internal Revenue Service (“IRS”) practice, including the Internal Revenue Code of 1986, as amended (the “Code”), Treasury regulations, rulings, judicial decisions and administrative practice, all as currently in effect, and all of which are subject to change or changes in interpretation, possible with retroactive effect, (ii) upon the UK — US Income Tax Convention that entered into force on April 25, 1980, as amended by Protocols (the “1980 Convention”) and the new UK – US Income Tax Convention that entered into force on March 31, 2003 (the “New Convention”) as both conventions may be applicable to US Holders, (iii) the UK — US Convention relating to estate and gift taxes as in effect on the date of this Annual Report, and (iv)  upon representations of the Depositary and it assumes that each obligation provided for in or otherwise contemplated by the Deposit Agreement and any related agreement will be performed in accordance with their respective terms.

    US        Holders should be aware that the New Convention and generally will have effect in respect of dividends paid on or after May 1, 2003. However, a US Holder entitled to benefits under the 1980 Convention may elect to have the provisions of the 1980 Convention continue for an additional twelve months if the election to apply the 1980 Convention would result in greater benefits to the Holder. If a US Holder were to make an effective election, the discussion below with respect to dividend payments made pursuant to the 1980 Convention would continue to apply to dividends paid by the Company prior to May 1, 2004. The discussion below notes the instances where the relevant provisions of the New Convention will produce a materially different result for a US Holder. US Holders should note that certain articles in the New Convention limit or restrict the ability of a US Holder to claim benefits under the New Convention and that similar provisions were not contained in the 1980 Convention. US Holders should consult their own tax advisor concerning the applicability of both Conventions.

        The following summary of certain US federal income tax considerations does not address all of the tax consequences to certain categories of US Holders who may be subject to special rules (such as US expatriates, insurance companies, regulated investment companies, tax-exempt organizations, financial institutions, persons subject to the alternative minimum tax, persons who acquired their Ordinary shares or ADSs pursuant to the exercise of employee stock options or otherwise as compensation, securities broker-dealers or US Holders who hold Ordinary Shares or ADSs as part of a hedging or conversion transaction) and US Holders whose functional currency for US tax purposes is

UNITED BUSINESS MEDIA PLC

not the US dollar. The following summary of certain UK tax considerations does not address the tax consequences to a US Holder (i) that is resident (or, in the case of an individual, ordinarily resident) in the United Kingdom for UK tax purposes, (ii) whose holding of Ordinary Shares or ADSs is effectively connected with a permanent establishment in the United Kingdom through which such US Holder carries on business activities or, in the case of an individual, who performs independent personal services with a fixed base situated therein, or (iii) that is a corporation, which alone or together with one or more associated corporations, controls, directly or indirectly, 10 per cent or more of the voting stock of the Company. Holders are urged to consult their own tax advisors as to the consequences under UK, US federal, state and local, and other foreign laws, of the ownership and disposition of Ordinary Shares or ADSs.

        For US federal income tax purposes and for purposes of both Conventions, beneficial owners of ADSs will be treated as the owners of the underlying Ordinary Shares attributable thereto and the discussion of US federal income tax consequences to holders of ADSs applies equally to holders of Ordinary Shares, and the discussion applicable to Ordinary Shares is equally applicable to ADSs.

Taxation of Distributions

        Under current UK tax legislation, no UK tax will be withheld from dividend payments made by the Company.

        Under the 1980 Convention, subject to certain exceptions, a US Holder is entitled to receive a payment from the UK Inland Revenue equal to the tax credit which the recipient would have been entitled to had the dividend been received by an individual resident in the UK for UK tax purposes (currently equal to 1/9th of the cash dividend paid by the Company) (a “Convention payment”). The total of the cash dividend and the Convention payment is, however, reduced by a withholding tax that, under the 1980 Convention, cannot exceed 15 per cent of the aggregate amount paid. At current rates, the withholding tax entirely eliminates the Convention payment. No withholding in excess of the Convention payment is, however, imposed in respect of the distribution. For example, (and solely for illustrative purposes) a US Holder entitled to a dividend of £90 would be entitled to a gross Convention payment of £10 but the entire £10 payment will be eliminated by UK withholding tax, resulting in a net receipt of £90.

        Under the New Convention, which generally applies with respect to dividends paid on or after May 1, 2003 (unless an effective election is made to extend the applicability of the 1980 Convention), there will be no right to receive a Convention payment in respect of a dividend.

        The gross amount of dividends (including additional income arising from a foreign tax credit claim as described below) paid to a US Holder with respect to ADSs and Ordinary Shares will be taxable as dividend income for US federal income tax purposes to the extent paid out of current or accumulated earnings and profits of the Company, as determined under US federal income tax principles. To the extent that a distribution exceeds the current and accumulated earnings and profits of the Company, it will be treated as a non-taxable return of capital to the extent of the US Holder’s adjusted tax basis in the Ordinary Shares or ADSs and thereafter as a capital gain. Dividends paid by the Company generally will be treated as foreign source dividend income and will not be eligible for the dividends-received deduction generally allowed to corporate shareholders under the Code.

        For US federal income tax purposes, the amount of any distribution will equal the US dollar value of the payment, which, in the case of a distribution paid in pounds sterling (or other foreign currency) will be based on the spot rate in effect on the date of receipt by the US Holder or, in the case of ADSs, by the Depositary. A US Holder generally will have a basis in any pounds sterling (or other foreign currency) distributed, for US federal income tax purposes, equal to the dollar value of pounds

UNITED BUSINESS MEDIA PLC

sterling (or other foreign currency) on the date of payment. Any gain or loss recognized upon a subsequent disposition of pounds sterling (or other foreign currency) will generally be U.S.-source ordinary income.

        Dividends paid will be treated as “passive income” or, in the case of certain US Holders, “financial services income”, for purposes of computing allowable foreign tax credits for US federal income tax purposes. Under the 1980 Convention, a US Holder that is eligible for benefits with respect to income derived in connection with the ADSs or Ordinary Shares (each such holder referred to as an “eligible holder”) and that claims the benefits of the 1980 Convention with respect to a dividend will be entitled to a foreign tax credit for the UK tax notionally withheld with respect to such dividend. If an eligible US Holder is so entitled, the foreign tax credit would be equal to one-ninth of any dividend received and would give rise to additional dividend income in the same amount. Each eligible US Holder that relies on the 1980 Convention to claim a foreign tax credit under these circumstances must file IRS Form 8833 (Treaty-Based Return Position Disclosure) disclosing this reliance with its US federal income tax return for the year in which the foreign tax credit is claimed. In order to obtain this benefit in a particular year, a US Holder generally must elect to claim the credit with respect to all foreign taxes paid (or treated as paid) in that year. US Holders are advised that under the New Convention there will be no Convention payment and no notional UK withholding tax applied to a dividend payment. Therefore, it will not be possible to claim a foreign tax credit in respect of any dividend payment made by the Company on or after May 1, 2003 (or May 1, 2004 in the case of a Holder who effectively elects to extend the applicability of the 1980 Convention as described above). The rules governing the foreign tax credit are complex. US Holders should consult their own tax advisors to determine whether they are eligible for benefits under the 1980 Convention and the New Convention, whether, and to what extent, a foreign tax credit will be available with respect to dividends received from the Company, and whether it may be advisable in light of the Holder’s particular circumstances to elect to have the provisions of the 1980 Convention continue in force until May 1, 2004.

Sale or Other Disposition of Ordinary Shares or ADSs

        UK capital gains tax (or, for companies, corporation tax on chargeable gains) generally applies to the disposition of Ordinary Shares or ADSs, but only with respect to individuals resident or ordinarily resident and to companies resident in the United Kingdom and to persons not so resident but carrying on a trade, profession or vocation in the United Kingdom through a branch, agency or permanent establishment where such Ordinary Shares or ADSs were used in or held for that trade, profession or vocation or that branch, agency or permanent establishment. As a result, the sale by a person resident in the United States not carrying on a trade, profession or vocation in the United Kingdom and not resident or ordinarily resident in the United Kingdom of his Ordinary Shares or ADSs should not be subject to UK capital gains tax (or corporation tax on chargeable gains).

        For US federal tax purposes, a US Holder will generally, upon the sale or exchange of an ADS or an Ordinary Share, recognize a capital gain or a loss in an amount equal to the difference between the US dollar value of the amount realized and the US Holder’s adjusted tax basis in the ADS or Ordinary Share. Such gain or loss generally will be a US source capital gain or loss, and will be a long-term capital gain or loss if the ADS or Ordinary Share was held for more than one year. In the case of a US Holder who is an individual, capital gains will generally be subject to US federal income tax at preferential rates if specified minimum holding periods are met. The deductibility of capital losses is subject to significant limitations.

        The surrender of ADSs in exchange for Ordinary Shares will not be taxable for the purposes of US federal income tax. Accordingly, US Holders will not recognize any gain or loss upon such surrender.

UNITED BUSINESS MEDIA PLC

Recent US Tax Law Changes Applicable to Individuals

        Under 2003 US tax legislation, some US Holders (including individuals) are eligible for reduced rates of US federal income tax (currently a maximum of 15 per cent) in respect of “qualified dividend income” received in taxable years beginning after December 31, 2002 and beginning before January 1, 2009. For this purpose, qualified dividend income generally includes dividends paid by non-U.S. corporations if, among other things (including certain holding periods being met), (i) the shares with respect to which the dividend has been paid are readily tradable on an established securities market in the United States, or (ii) the non-U.S. corporation is eligible for the benefits of a comprehensive US income tax treaty (such as the New Convention) which provides for the exchange of information. We currently believe that dividends paid with respect to our Ordinary Shares and ADSs should constitute qualified dividend income for US federal income tax purposes. However, this is a factual determination and is subject to change. Furthermore, some of the eligibility requirements for non-U.S. Corporations are not entirely clear and further guidance from the Internal Revenue Service is anticipated. In addition, the Internal Revenue Service is expected to issue certification procedures for 2004 whereby a non-U.S. Corporation will be required to certify as to the eligibility of its dividends for the reduced US federal income tax rates.

Estate and Gift Tax

        The United Kingdom has a system of taxation, known as inheritance tax (the equivalent of US estate and gift tax), which imposes, under certain circumstances, a tax on the transfer of Ordinary Shares or ADSs by gift or by inheritance. However, the current estate and gift tax convention between the United States and the United Kingdom (the “Estate Tax Convention”) generally relieves a US Holder from the UK inheritance tax where such holder is domiciled for the purposes of the Estate Tax Convention in the United States and is not a national of the United Kingdom. This exemption will not apply if the Ordinary Shares or ADSs are part of the business property of an individual’s permanent establishment in the United Kingdom or pertain to a fixed base in the United Kingdom. US resident holders of Ordinary Shares or ADSs will generally be subject to the normal US gift or estate tax rules. In the unusual case where Ordinary Shares or ADSs are subject to both the UK inheritance tax and US gift or estate tax, the Estate Tax Convention generally provides for a tax credit under the rules enumerated in the Estate Tax Convention.

UK Stamp Duty and Stamp Duty Reserve Tax (“Transfer Taxes”)

        A written transfer on the sale of Ordinary Shares will be subject to stamp duty of 0.5 per cent of the stampable consideration for that sale. An agreement for the transfer of Ordinary Shares will be subject to stamp duty reserve tax of 0.5 per cent of the consideration provided for in that agreement.

        The transfer of Ordinary Shares to the Depositary in exchange for an ADS is subject to Transfer Taxes in an amount equal to 1.5 per cent of the value of such shares. Under existing UK law, Transfer Taxes will not normally be payable on any transfer of an ADS provided that any instrument by which the ADS is transferred is executed outside the United Kingdom and remains outside the United Kingdom.

        Transfer Taxes will generally be imposed when the Ordinary Shares represented by an ADS and held by the Depositary are subsequently transferred by the Depositary upon the surrender of such ADS. The amount of the Transfer Taxes will be £5 per instrument of transfer provided the person to whom the transfer of those Ordinary Shares is made is the original owner of the ADS.

UNITED BUSINESS MEDIA PLC

Passive Foreign Investment Company (“PFIC”)

        A non-U.S. Corporation will be classified as a Passive Foreign Investment Company (a “PFIC”) for any taxable year if at least 75% of its gross income consists of passive income (such as dividends, interest, rents, royalties, or certain gains), or at least 50% of the average value of its assets consists of assets that produce, or are held for the production of, passive income. We believe that we will not be classified as a PFIC for US federal income tax purposes for the year ended December 31, 2003. However, since PFIC status is a factual determination that must be made annually and depends upon the composition of our income and assets and the market value of our Ordinary Shares and ADSs, there is no assurance that we will not be considered a PFIC for any taxable year. If we were treated as a PFIC for any taxable year during which a US Holder held Ordinary Shares or ADSs, certain adverse consequences could apply to the US Holder. These consequences may include having gains realized on the disposition of Ordinary Shares or ADSs treated as ordinary income rather than as capital gain and being subject to punitive interest charges on certain dividends and on the proceeds of the sale or other disposition of the Ordinary Shares or ADSs. In addition, dividends paid by a PFIC are not “qualified dividend income” and are not eligible for the reduced rates of taxation available under recent US tax law changes.

        US Holders should consult their own tax advisors regarding the potential application of the PFIC rules to their ownership of Ordinary Shares or ADSs.

US Information Reporting and Backup Withholding

        Dividend payments on the ADSs or Ordinary Shares and proceeds from the sale or other disposition of ADSs or Shares may be subject to information reporting to the IRS and possible US backup withholding at a current rate of 28 per cent. Backup withholding will not apply, however, to a holder who furnishes a correct taxpayer identification number, certificate of foreign status or who is otherwise exempt from backup withholding. US Holders who are required to establish their exempt status generally must provide such certification on IRS Form W-9 (Request for Taxpayer Identification Number and Certification). Non-U.S. holders generally will not be subject to US information reporting or backup withholding. However, such holders may be required to provide certification of non-U.S. status in connection with payments received in the United States or through certain US related financial intermediaries.

        Backup withholding is not an additional tax. Any amounts withheld as backup withholding may be credited against a US Holder’s US federal income tax liability, and a US Holder may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS and furnishing any required information.

F. DIVIDENDS AND PAYING AGENTS

        Not Applicable.

G. STATEMENT BY EXPERTS

        Not Applicable.

UNITED BUSINESS MEDIA PLC

H. DOCUMENTS ON DISPLAY

        We file and furnish annual reports and other information with the SEC. You may read and copy such reports and information at the SEC’s public reference room at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room. In addition, copies of such reports and information may be obtained through the SEC internet address at http://www.sec.gov.

I. SUBSIDIARY INFORMATION

        Not Applicable.

UNITED BUSINESS MEDIA PLC

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

        At December 31, 2003, £112.0 million out of the total gross debt of £564.6 million was at floating rates (19.8 per cent of gross debt). Based on the net cash position at December 31, 2003, if interest rates were to increase by 1 per cent net interest income would increase by approximately £2.6 million in 2004. £ 7 million of floating rate financial liabilities comprise borrowings which bear interest at rates based on the London Inter-Bank Offered Rate (LIBOR) plus a margin for each relevant currency for periods between one and six months and bank overdrafts which incur interest at local prevailing rates.

Foreign exchange management

        UBM’s foreign exchange transaction exposures are covered as they arise, generally using forward foreign exchange contracts. For currencies in which there is an active market Group policy is to hedge all known committed foreign currency receivables and payables. UBM does not hedge profit translation exposures as these are accounting rather than cash exposures. However, foreign currency borrowings are used where appropriate to provide an economic hedge against investments in overseas territories. The gain or loss on the hedge is recognized at the same time as the underlying transaction. The amount of foreign exchange forward contracts at December 31, 2003 hedging transaction exposures was £2.7 million.

        The pound sterling strengthened during 2003 resulting in a negative impact on reported income in 2003 compared to 2002. UBM’s current estimated translation sensitivity to fluctuations of the pound sterling is such that it records losses or gains of approximately £0.4 million of operating income when the pound sterling appreciates or depreciates by 1 per cent on average against all of the currencies in which its subsidiaries record income.

Equity Price Risk

        The existing £180 million 6.125 per cent subordinated convertible bonds were called on December 27, 2001 and repaid at par plus accrued interest on January 28, 2002.

UNITED BUSINESS MEDIA PLC

        On December 19, 2001 United Business Media (Jersey) Limited, a wholly owned subsidiary of the Company, issued a five year $400 million 2.375 per cent convertible bond, primarily to refinance the Company’s existing £180 million 6.125 per cent subordinated convertible bonds. The remaining net proceeds were used for general corporate purposes in 2001, 2002 and 2003, including the refinancing of previous acquisitions.

        The fixed annual coupon interest rate on the $400 million bond is 2.375 per cent payable semi-annually. The bonds are convertible into Preference Shares of United Business Media (Jersey) LTD at any time up to the seventh calendar day before the date fixed for redemption, December 19, 2006. The Preference Shares will, in turn, be exchangeable immediately for a total of 47.8 million Ordinary Shares in the Company.

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

        In line with UK GAAP, the convertible debt has been classified in creditors falling due within one year (£221.1 million) on the grounds that the earliest possible date for redemption is 19 December 2004.

        Current asset investments and fixed asset investments include both listed and unlisted investments. The directors consider that unlisted investments are stated at their approximate fair value based on internal evaluation analyses. The listed investments have a carrying value of £425.2 million (2002: £594.8 million) and their fair value is £425.2 million (2002: £594.8 million), based on quoted market security prices for those investments.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

        Not Applicable.

UNITED BUSINESS MEDIA PLC

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

        None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

        Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

        The Chief Executive Officer and Chief Financial Officer, after evaluating the effectiveness of the Group’s disclosure controls and procedures (as defined in US Exchange Act Rules 13a-15(e)) as of the end of the period covered by this Form 20-F Annual Report, have concluded that, as of such date, the Group’s disclosure controls and procedures were effective to ensure that material information relating to the Group was made known to them by others within the Group.

        There were no significant changes in the Group’s internal controls over financial reporting or in other factors that could significantly affect these controls, nor were there any significant deficiencies or material weaknesses in the Group’s internal controls requiring corrective actions during the period covered by this Form 20-F that have materially affected, or are likely to materially affect, our internal control over financial reporting.

ITEM 16. [RESERVED]

ITEM 16.A. AUDIT COMMITTEE FINANCIAL EXPERT

        Members of the Audit Committee have broad financial experience which has been gained in a variety of disciplines including investment banking, supervision of finance functions and general management, and the Board is satisfied that collectively they have the requisite financial skills and expertise to enable them fully to carry out their responsibilities. However, the Board considers that no individual member of the committee qualifies as a “financial expert” within the terms of the definition set out in the Sarbanes-Oxley Act of 2002.

ITEM 16.B. CODE OF ETHICS

        The company considers that corporate social responsibility is closely linked to effective corporate governance, and is integral to its business. UBM is committed to fair treatment of all stakeholders, responsible employment policies and support for the communities in which its businesses operate.

        The board annually conducts a detailed group risk mapping process company conducts a detailed group risk mapping process which is described in more detail in “Item 6.C. Board Practices — Internal Control”. The process assists companies within the group in identifying and assessing the risks attaching to the failure to implement appropriate social, ethical and environmental policies.

        A statement of business principles has been approved by the board and can be viewed on the company’s website. All employees, including the Chief Executive Officer, Chief Financial Officer, and principal accounting officer are expected to act in accordance with those principles. During 2003, a steering group was formed comprising representatives from the board, head office and all divisions; this group is responsible for developing a set of corporate values for the group as a whole,

UNITED BUSINESS MEDIA PLC

taking into account the views of employees. The company believes that this initiative will assist in further developing awareness of the importance of corporate social responsibility within the group.

ITEM 16.C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

	As at December 31
Principal Accountant Fees and Services:	2002 £m	2003 £m
Audit fees	0.6	0.7
Audit-related fees	—	0.1
Tax fees	0.1	0.2
All other fees	—	0.1

	0.7	1.1

        During 2002 the company undertook a review of its audit arrangements. Following a selection process involving three major firms, Ernst & Young LLP were appointed as auditors to the group with effect from January 2002. The auditors’ remuneration shown above for 2002 and 2003 represents fees payable to Ernst & Young LLP.

        The Audit Committee has established policy guidelines on the nature of non-audit work which may be undertaken by the auditors. These guidelines identify a number of categories of work where the auditors will not be employed, including financial due diligence assignments on potential acquisitions and financial systems consultancy. The Audit Committee has also put in place procedures for the pre-approval of any fees payable to the auditors for any audit and non-audit services which fall within the policy guidelines. By a system of delegated authorities, all fees paid to the principal accountant are pre-approved. Fees under a certain threshold can be authorised by the Deputy Chief Financial Officer and Chief Financial Officer but must be reported to the Audit Committee. These fees are for services which may include audit services, audit-related services, tax services and other services as described below. Ernst & Young LLP and our management then report to the Audit Committee on a half yearly basis regarding the extent of services actually provided in accordance with the applicable pre-approval and regarding fees for the services performed.

        Audit Services are defined as the standard audit work that needs to be performed each year in order to issue an opinion on the consolidated financial statements of the Group and to issue reports on the local statutory financial statements. It also includes services that can only be provided by the Group auditor such as auditing of non-recurring transactions and application of new accounting policies, audits of consents and comfort letters and debt covenant certificates and any other audit services required for US Securities and Exchange Commission regulatory filings.

        Audit Related Services include those other assurance services provided by the auditors but not restricted to those that can only be provided by the auditor signing the audit report. They comprise amounts for services such as audit of pension and benefit plans, assurance services on corporate reporting, and consultation regarding new accounting pronouncements.

        Tax Services represent tax compliance and other services.

        Other Services consist of services provided by the auditors relating to miscellaneous consultation on matters such as adoption of International Financial Reporting Standards, implementation of Sarbanes-Oxley s.404 internal control review and advice relating to acquisitions.

        Professional firms are selected to provide advisory services on the basis of their relevant

UNITED BUSINESS MEDIA PLC

experience and expertise. For major projects, it is the group’s policy to undertake a competitive tendering process. In certain circumstances, for example for reasons of confidentiality or knowledge of the group’s businesses and structures, it is appropriate to employ the group’s auditors to provide such services without a competitive tender being undertaken.

ITEM  16.D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

        Not applicable.

ITEM 16.E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

        Not applicable.

UNITED BUSINESS MEDIA PLC

PART III

ITEM 17. FINANCIAL STATEMENTS

        We have responded to Item 18 in lieu of responding to this Item.

UNITED BUSINESS MEDIA PLC

ITEM 18: FINANCIAL STATEMENTS

        The following financial statements, together with the related auditors’ reports are filed as part of this Annual Report.

Page
Reports and consents of Independent Auditors		F-1 – F-2
Consolidated financial statements		F-3 – F-78
—	Consolidated Profit and Loss Accounts for each of the three years in the period ended December 31, 2003	F-3 – F-5
—	Consolidated Balance Sheets at December 31, 2002 and 2003	F-6
—	Consolidated Cash Flow Statements for each of the three years in the period ended December 31, 2003	F-7 – F-8
—	Consolidated Statements of Total Recognized Gains and Losses for each of the three years in the period ended December 31, 2003	F-9
—	Reconciliation of Movements in Group Shareholders’ Funds for each of the three years in the period ended December 31, 2003	F-9
—	Notes to consolidated financial statements	F-10 – F-78

ITEM 19. EXHIBITS

Number	Description
1.1*	Memorandum and New Articles of Association of United Business Media plc.
4.1*	Agreement and plan of merger dated April 28, 1999 between United News &Media plc, Miller Freeman Worldwide plc, MFW Acquisition Corp. and CMP Media, Inc.
4.2*	Stock purchase agreement dated February 25, 2000 made between UBM, UBM’s subsidiaries: United Business Information B.V. and Ludgate Holdings GmbH (together the “sellers”) and Getty Images, Inc. relating to the disposal of the entire issued share capitals of Visual Communications Group Holdings Limited, Definitive Stock, Inc., VCG Holdings LLC and VCG Deutschland GmbH.
4.3*	Stock purchase agreement dated May 8, 2000 between Consumer Publishing Holdings, Inc., UAP Intermediate Holdings, Inc., United Consumer Publishing BV, United News &Media Group Limited (the “Sellers”) and Trader Publishing Company relating to the disposal of the entire issued share capital of UAP Delaware Inc., United Parenting Publications, Inc., National Titles, Inc., and UAPnet.
4.4*	Stock purchase agreement dated July 17, 2000 between VNU, Inc., VNU Business Media, Inc., Miller Freeman, Inc. and UN Nederland BV relating to the disposal of the entire issued share capital of MFI Holdings, Inc.
4.5*	An agreement for the sale and purchase of shares dated July 25, 2000 between Reed Elsevier plc, Reed Elsevier France SA, United Business Media BV, United Business Services BV, Miller Freeman Worldwide plc, UN Nederland BV and United News & Media Group Limited relating to the disposal of the entire issued share capital of Groupe Miller Freeman SAS, Gruppo Blenheim Srl, Miller Freeman Italia Srl, Ludgate Holdings GmbH and Miller Freeman Iberia SA and a 58% interest in Miller Freeman AB.
4.6*	Framework agreement dated July 28, 2000 between United News & Media plc and Granada Media plc where UBM agreed to merge its TV Assets with Granada..
4.7*	Agreement for the sale and purchase of shares of Express Group dated November 22, 2000 between Northern & Shell Media Limited, Northern & Shell Media Holdings Limited, Ludgate Administration No. 1 Limited, United Regional Newspapers Limited and United News & Media Group Limited relating to the disposal of the entire issued share capital of Express Newspapers and Broughton Printers Limited.
4.8*	United Business Media 2000 Executive Share Option Scheme.
4.9*	United Business Media 2000 Senior Executive Equity Participation Plan.
4.10*	Long Term Incentive Plan.
4.11	Service contracts for directors and executive officers.
8.1	List of significant subsidiaries — refer to Annual Report “Item 4.C. Information on the

Company-Organizational Structure”. A full listing of subsidiaries will be provided upon request.
12.1	Certification of Clive Hollick, Chief Executive Officer of United Business Media plc, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2	Certification of Nigel Wilson, Chief Financial Officer of United Business Media plc, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.0	Certification of Clive Hollick, Chief Executive Officer of United Business Media plc, and Nigel Wilson, Chief Financial Officer of United Business Media plc, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
14.0	Consent of independent auditors — PricewaterhouseCoopers.

_________________

*	Incorporated by reference from United Business Media plc’s registration statement on Form 20-F, File No: 0-15742, as filed with the Securities and Exchange Commission on July 2, 2001.

UNITED BUSINESS MEDIA plc
REPORT OF INDEPENDENT AUDITORS

To: The Board of Directors
United Business Media plc

We have audited the accompanying consolidated balance sheet of United Business Media plc as of December 31, 2002 and 2003, and the related consolidated profit and loss accounts and statements of total recognized gains and losses, cash flows and movements in shareholders’ funds for each of the two years in the period ended December 31, 2003. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with United Kingdom auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of United Business Media plc as at December 31, 2002 and 2003 and the consolidated results of its operations and its consolidated cash flows each of the two years in the period ended December 31, 2003 in conformity with accounting principles generally accepted in the United Kingdom which differ in certain respects from those generally accepted in the United States (see note 34 of Notes to the Financial Statements).

ERNST & YOUNG LLP
London, England
February 26, 2004, except for
Note 35, Post Balance Sheet Events,
as to which the date is
June 16, 2004

CONSENT OF INDEPENDENT AUDITORS

We consent to the incorporation by reference in the Registration Statements (Forms S-8 Nos 333-64778, 333-64782 and 333-64774) pertaining to the United Business Media plc employee benefit plans listed on the facing sheets thereof of the reference to our firm in Item 3. Key Information and our report dated February 26, 2004, with respect to the consolidated financial statements of United Business Media plc included in its Annual Report (Form 20-F) for the year ended December 31, 2003.

Ernst & Young LLP
London, England
June 16, 2004

REPORT OF INDEPENDENT CHARTERED ACCOUNTANTS

To: The Board of Directors and Shareholders
United Business Media plc

In our opinion, the accompanying consolidated profit and loss account and the consolidated statements of cash flows and of total recognized gains and losses present fairly, in all material respects, the results of operations and cash flows of United Business Media plc (“the company”) for the year ended December 31, 2001, in conformity with accounting principles generally accepted in the United Kingdom. These financial statements are the responsibility of the company’s management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion. We have not audited the consolidated financial statements of United Business Media plc for any period subsequent to December 31, 2001.

Accounting principles generally accepted in the United Kingdom vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in note 34 to the consolidated financial statements.

As discussed in ‘Group Accounting Policies – Pension costs’ and the third paragraph of note 24 ‘Share premium account and reserves’, to the consolidated financial statements, the consolidated profit and loss account and the statement of total recognized gains and losses for the year ended December 31, 2001 have been restated.

PricewaterhouseCoopers
Chartered Accountants and Registered Auditors
London, England

March 5, 2002, except for the effects of the restatements discussed in ‘Group Accounting Policies – Pension Costs” and the third paragraph of note 24, ‘Share premium account and reserves’, to the consolidated financial statements for which the date is June 27, 2003.

UNITED BUSINESS MEDIA PLC
Consolidated Profit and Loss Accounts

		Year ended December 31, 2003
Notes		Before amortisation and exceptional items £m	Pre- exceptional amortisation (note 1) £m	Total before exceptional items £m	Exceptional items (note 6) £m	Total £m
1	Turnover - Group and share of joint ventures
	Continuing operations	748.6	—	748.6	—	748.6
	Less share of joint ventures’ turnover	(23.6)	—	(23.6)	—	(23.6)

		725.0	—	725.0	—	725.0
	Acquisitions	21.7	—	21.7	—	21.7
	Discontinued operations	—	—	—	—	—

	Group turnover	746.7	—	746.7	—	746.7

	Group operating loss
	Continuing operations	88.1	(115.9)	(27.8)	—	(27.8)
	Acquisitions	2.9	(4.2)	(1.3)	—	(1.3)
	Discontinued operations	—	—	—	—	—

		91.0	(120.1)	(29.1)	—	(29.1)

5	Share of operating profit/(loss) in joint ventures and associates
	Continuing operations	4.5	(1.6)	2.9	—	2.9
	Discontinued operations	—	—	—	—	—

		4.5	(1.6)	2.9	—	2.9
4	Income from other fixed asset investments	3.9	—	3.9	—	3.9

1	Total operating loss	99.4	(121.7)	(22.3)	—	(22.3)

6	Loss on sale and closure of businesses
	Continuing operations	—	—	—	—	—
	Discontinued operations	—	—	—	—	—

		—	—	—	—	—

	Loss on ordinary activities before interest	99.4	(121.7)	(22.3)	—	(22.3)
7	Net interest income	9.4	—	9.4	—	9.4
31	Other finance expense	(5.5)	—	(5.5)	—	(5.5)

	Loss on ordinary activities before tax	103.3	(121.7)	(18.4)	—	(18.4)
8	Tax on loss on ordinary activities	(22.7)	—	(22.7)	—	(22.7)

	Loss on ordinary activities after tax	80.6	(121.7)	(41.1)	—	(41.1)
	Equity minority interests	(0.3)	—	(0.3)	—	(0.3)

	Loss for the financial year	80.3	(121.7)	(41.4)	—	(41.4)

9	Dividends-equity					(30.2)
	Dividends-non-equity					(0.4)

						(30.6)

24	Retained loss for the financial year					(72.0)

	Earnings/(loss) per share (pence)
10	-adjusted					24.0
10	-basic					(12.5)
10	-diluted					(12.5)

        The notes to the financial statements form part of the financial statements. Variations from accounting principles generally accepted in the United States are set out in note 34.

UNITED BUSINESS MEDIA PLC
Consolidated Profit and Loss Accounts – (continued)

		Year ended December 31, 2002
Notes		Before amortisation and exceptional items £m	Pre- exceptional amortisation (note 1) £m	Total before exceptional items £m	Exceptional items (note 6) £m	Total £m
1	Turnover - Group and share of joint ventures
	Continuing operations	819.2	—	819.2	—	819.2
	Less share of joint ventures’ turnover	(25.8)	—	(25.8)	—	(25.8)

		793.4	—	793.4	—	793.4
	Acquisitions	—	—	—	—	—
	Discontinued operations	—	—	—	—	—

	Group turnover	793.4	—	793.4	—	793.4

	Group operating loss
	Continuing operations	50.7	(133.7)	(83.0)	(144.2)	(227.2)
	Acquisitions	—	—	—	—	—
	Discontinued operations	—	—	—	—	—

		50.7	(133.7)	(83.0)	(144.2)	(227.2)

5	Share of operating profit/(loss) in joint ventures and associates
	Continuing operations	3.8	(2.2)	1.6	—	1.6
	Discontinued operations	—	—	—	—	—

		3.8	(2.2)	1.6	—	1.6
4	Income from other fixed asset investments	10.4	—	10.4	—	10.4

1	Total operating loss	64.9	(135.9)	(71.0)	(144.2)	(215.2)

6	Loss on sale and closure of businesses
	Continuing operations	—	—	—	—	—
	Discontinued operations	—	—	—	(14.0)	(14.0)

		—	—	—	(14.0)	(14.0)

	Loss on ordinary activities before interest	64.9	(135.9)	(71.0)	(158.2)	(229.2)
7	Net interest income	10.1	—	10.1	—	10.1
31	Other finance expense	(2.1)	—	(2.1)	—	(2.1)

	Loss on ordinary activities before tax	72.9	(135.9)	(63.0)	(158.2)	(221.2)
8	Tax on loss on ordinary activities	(16.0)	—	(16.0)	—	(16.0)

	Loss on ordinary activities after tax	56.9	(135.9)	(79.0)	(158.2)	(237.2)
	Equity minority interests	(1.8)	—	(1.8)	—	(1.8)

	Loss for the financial year	55.1	(135.9)	(80.8)	(158.2)	(239.0)

9	Dividends-equity					(23.6)
	Dividends-non-equity					(0.6)

						(24.2)

24	Retained loss for the financial year					(263.2)

	Earnings/(loss) per share (pence)
10	-adjusted					16.5
10	-basic					(71.8)
10	-diluted					(71.8)

        The notes to the financial statements form part of the financial statements. Variations from accounting principles generally accepted in the United States are set out in note 34.

UNITED BUSINESS MEDIA PLC
Consolidated Profit and Loss Accounts – (continued)

		Year ended December 31, 2001
Notes		Restated Before amortization and exceptional items £m	Restated Pre- exceptional amortization (note 1) £m	Restated Total before exceptional items £m	Restated Exceptional items (note 6) £m	Restated Total £m
1	Turnover - Group and share of joint ventures
	Continuing operations	959.4	—	959.4	—	959.4
	Less share of joint ventures’ turnover	(33.1)	—	(33.1)	—	(33.1)

		926.3	—	926.3	—	926.3
	Acquisitions	—	—	—	—	—
	Discontinued operations	6.2	—	6.2	—	6.2

	Group turnover	932.5	—	932.5	—	932.5

	Group operating loss
	Continuing operations	72.9	(136.2)	(63.3)	(444.0)	(507.3)
	Acquisitions	—	—	—	—	—
	Discontinued operations	(15.0)	(0.1)	(15.1)	—	(15.1)

		57.9	(136.3)	(78.4)	(444.0)	(522.4)

5	Share of operating profit/(loss) in joint ventures and associates
	Continuing operations	4.5	(1.0)	3.5	—	3.5
	Discontinued operations	(5.1)	(0.3)	(5.4)	—	(5.4)

		(0.6)	(1.3)	(1.9)	—	(1.9)
4	Income from other fixed asset investments	4.3	—	4.3	—	4.3

1	Total operating loss	61.6	(137.6)	(76.0)	(444.0)	(520.0)

6	Loss on sale and closure of businesses
	Continuing operations	—	—	—	(32.9)	(32.9)
	Discontinued operations	—	—	—	(18.6)	(18.6)

		—	—	—	(51.5)	(51.5)

	Loss on ordinary activities before interest	61.6	(137.6)	(76.0)	(495.5)	(571.5)
7	Net interest income	35.8	—	35.8	—	35.8
31	Other finance expense	(1.5)	—	(1.5)	—	(1.5)

	Loss on ordinary activities before tax	95.9	(137.6)	(41.7)	(495.5)	(537.2)
8	Tax on loss on ordinary activities	(25.0)	—	(25.0)	—	(25.0)

	Loss on ordinary activities after tax	70.9	(137.6)	(66.7)	(495.5)	(562.2)
	Equity minority interests	(2.0)	—	(2.0)	—	(2.0)

	Loss for the financial year	68.9	(137.6)	(68.7)	(495.5)	(564.2)

9	Dividends-equity					(39.8)
	Dividends-non-equity					(325.3)

						(365.1)

24	Retained loss for the financial year					(929.3)

	Earnings/(loss) per share (pence)
10	-adjusted					17.9
10	-basic					(146.5)
10	-diluted					(146.5)

        The notes to the financial statements form part of the financial statements. Variations from accounting principles generally accepted in the United States are set out in note 34.

UNITED BUSINESS MEDIA PLC
 Consolidated Balance Sheets

		At December 31
Notes		2002 £m	2003 £m
	Fixed assets
11	Intangible assets	442.7	430.8
12	Tangible Assets	67.3	54.5
	Investments in joint ventures
	-share of gross assets	17.2	16.7
	-share of gross liabilities	(4.4)	(5.5)

13	Investments in joint ventures	12.8	11.2
13	Investments in associated undertakings	0.2	0.2
13	Other investments	169.5	173.0

		692.5	669.7

	Current assets
14	Stocks	16.6	20.4
15	Debtors - due within one year	163.3	158.5
16	Investments	1.5	—
16	Short term liquid funds	594.8	425.2
27	Cash at bank and in hand	96.7	185.9

		872.9	790.0
17	Accounts payable: amounts falling due within one year	(605.9)	(1,076.6)

	Net current assets/(liabilities)	267.0	(286.6)

	Total assets less current liabilities	959.5	383.1

	Accounts payable: amounts falling due after one year
18	Bank and other loans	(338.5)	(101.9)
19	Accounts payable	(13.3)	(5.4)
20	Convertible debt	(245.0)	—

		(596.8)	(107.3)

22	Other provisions for liabilities and charges	(58.5)	(63.1)

	Net assets excluding pension liability	304.2	212.7

31	Pension liability	(90.9)	(83.9)

	Net assets including pension liability	213.3	128.8

	Capital and reserves
23	Called up share capital	84.5	84.5
24	Share premium account	308.5	309.4
24	Merger reserve	31.3	31.3
24	Other reserves	167.8	167.9
24	Profit and loss account	(380.8)	(465.3)

	Shareholders’ funds (including non-equity interests)	211.3	127.8
	Equity minority interests	2.0	1.0

	Capital employed	213.3	128.8

	Equity shareholders’ funds	210.7	127.3
	Non-equity shareholders’ funds	0.6	0.5

	Shareholders’ funds	211.3	127.8

        The notes to the financial statements form part of the financial statements. Variations from accounting principles generally accepted in the United States are set out in note 34.

UNITED BUSINESS MEDIA PLC
 Consolidated Cash Flow Statements

		Year ended December 31
Notes		2001 £m	2002 £m	2003 £m
26	Net cash inflow from operating activities	14.7	55.5	84.6
	Dividends received from joint ventures and associated undertakings	1.0	0.9	2.1
	Returns on investments and servicing of finance
	Interest received	79.4	33.5	20.5
	Interest paid	(55.8)	(29.1)	(18.2)
	Dividends paid to minority shareholders	(1.9)	(1.9)	(1.3)
	Dividends paid to non-equity shareholders	(324.6)	(0.9)	(0.6)
	Income from other fixed asset investments	4.3	13.6	5.4
	Finance costs incurred in raising debt	(4.3)	—	—
	Net cash (outflow)/inflow from returns from investments and servicing of finance	(302.9)	15.2	5.8

	Taxation
	U.K. corporation tax received (including ACT)	15.3	3.4	8.9
	Overseas tax (paid)/received	(19.4)	11.9	(0.5)

	Taxation (paid)/received	(4.1)	15.3	8.4
	Capital expenditure and financial investment
	Purchase of tangible fixed assets	(31.7)	(10.9)	(6.9)
	Proceeds from sale of tangible fixed assets	4.0	1.0	—
	Purchase of other intangible assets	(2.4)	(0.3)	—
	Proceeds from sale of investments	1.7	—	10.3
	Purchase of investments	(79.2)	(11.9)	(5.4)

	Net cash outflow from capital expenditure and financial investment	(107.6)	(22.1)	(2.0)
28,29	Acquisitions and disposals
	Purchase of subsidiary undertakings and businesses	(127.8)	(1.3)	(138.3)
	Net cash acquired with subsidiary undertakings and businesses	10.4	—	8.4
	Investments in joint ventures and associated undertakings	(7.3)	(0.1)	—
	Proceeds from sale of joint ventures and associated undertakings	22.3	—	—
	Exceptional costs incurred on sale and closure of operations	(5.7)	(19.0)	—

	Net cash outflow from acquisitions and disposals	(108.1)	(20.4)	(129.9)
	Equity dividends paid to shareholders	(93.2)	(13.5)	(24.4)

	Net cash (outflow)/inflow before use of liquid resources and financing	(600.2)	30.9	(55.4)
	Management of liquid resources
	Sale/(purchase) of current asset investments	469.0	(42.4)	134.9
	Decrease/(increase) in short term deposits	755.1	264.4	(103.3)

	Net cash inflow from management of liquid resources	1,224.1	222.0	31.6
	Financing
	Proceeds from issue of ordinary share capital	6.6	2.9	1.0
	Return of capital to shareholders (including costs)	(901.3)	(7.4)	(3.6)
	Proceeds from issue of convertible bond	274.8	—	—
	Repurchase of bond	(14.6)	(164.0)	—
	Increase/(decrease) in bank loans	0.2	(47.8)	—
	Issue of loan stock	—	—	21.1
	Repayment of loan stock	(1.7)	(23.6)	(1.2)

	Net cash outflow from financing	(636.0)	(239.9)	17.3

	(Decrease)/increase in cash in the year	(12.1)	13.0	(6.5)

        Liquid resources include term deposits and government and corporate securities.

        The notes to the financial statements form part of the financial statements. Variations from accounting principles generally accepted in the United States are set out in note 34.

UNITED BUSINESS MEDIA PLC
 Consolidated Cash Flow Statements (continued)

	Year ended December 31
	2001 £m	2002 £m	2003 £m
Reconciliation of net cash flow to movement in net cash
(Decrease)/increase in cash in the year	(12.1)	13.0	(6.5)
Cash (inflow)/outflow from (increase)/decrease in debt and lease financing -
including finance costs	(254.2)	235.4	(19.9)
Cash inflow from decrease in liquid resources	(1,224.1)	(222.0)	(31.6)

Changes in net (debt)/cash resulting from cash flows	(1,490.4)	26.4	(58.0)
Other non-cash movements	(2.0)	(6.2)	(2.0)
Translation difference	(11.3)	24.0	13.0

Movement in net (debt)/cash in year	(1,503.7)	44.2	(47.0)
Opening net cash	1,553.0	49.3	93.5

Closing net cash	49.3	93.5	46.5

        Liquid resources include term deposits and government and corporate securities.

        The notes to the financial statements form part of the financial statements. Variations from accounting principles generally accepted in the United States are set out in note 34.

UNITED BUSINESS MEDIA PLC
 Consolidated Statements of Total Recognized Gains and Losses

	Year ended December 31
	As restated 2001 £m	2002 £m	2003 £m
Loss for the financial year	(564.2)	(239.0)	(41.4)
Currency translation differences on foreign currency net investments:
Group	16.2	(32.5)	(20.4)
Joint ventures	(0.1)	(0.9)	(0.1)
Associates	(0.1)	—	—
Actuarial (loss)/gain recognized in the pension schemes	(49.0)	(50.6)	11.6

Other recognized losses for the year	(33.0)	(84.0)	(8.9)

Total recognized losses for the year	(597.2)	(323.0)	(50.3)

Implementation of FRS 17 (see note 24)	—	(48.9)	—

Total losses recognized since last annual report	(597.2)	(371.9)	(50.3)

        The historical cost result is not materially different from the reported loss, in any of the three years.

Reconciliation of Movements in Group Shareholders’ Funds

	Year ended December 31
	As restated 2001 £m	2002 £m	2003 £m
Opening shareholders’ funds	2,423.9	611.9	211.3
Implementation of FRS 17 (see note 24)	(3.9)	(48.9)	—

Opening shareholders’ funds restated	2,420.0	563.0	211.3
Loss for the financial year	(564.2)	(239.0)	(41.4)
Equity dividends	(39.8)	(23.6)	(30.2)
Non-equity dividends on B shares (see note 9)	(325.3)	(0.6)	(0.4)

	1,490.7	299.8	139.3
Other recognized losses relating to the year	(33.0)	(84.0)	(8.9)
New share capital subscribed	6.6	2.9	1.0
Return of capital to shareholders (see note 23)	(901.3)	(7.4)	(3.6)

Closing shareholders’ funds	563.0	211.3	127.8

        The notes to the financial statements form part of the financial statements. Variations from accounting principles generally accepted in the United States are set out in note 34.

UNITED BUSINESS MEDIA PLC

Group Accounting Policies

Basis of accounting

        The financial statements have been prepared under the historical cost convention, in accordance with applicable Accounting Standards in the United Kingdom. The financial statements have been prepared on a basis consistent with prior years, except for minor restatements, as disclosed.

        The preparation of financial statements requires the company to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, the company evaluates its estimates, including those related to bad debts, inventories, intangible assets, income taxes, warranty obligations and contingencies and litigation. The company bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Actual results may differ from these estimates under different assumptions or conditions.

Consolidation

        The financial statements include the financial statements of the company and all its subsidiaries (together, the “Group”), made up to December 31, or within one week of that date, together with the Group’s share of the results for the year and of the book values of the net assets and attributable goodwill of joint ventures and associates. The results of subsidiaries and joint ventures and associates acquired or sold during the year are included from or to the effective date of acquisition or disposal.

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

Tangible fixed assets and depreciation

        Tangible fixed assets are stated at cost. Depreciation is provided on all tangible fixed assets except freehold land. Depreciation rates are calculated so that assets are written down to residual value in equal annual instalments over their expected useful lives, which are as follows:

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

Stocks

        Stocks and work in progress are valued on the first in first out basis at the lower of cost and net realizable value. Cost comprises materials, direct labor and a proportion of attributable production and other overheads.

Operating leases

        Operating lease rentals are charged to the profit and loss account on a straight-line basis over the term of the lease.

Advertising costs

        Advertising costs are charged to the profit and loss account as incurred.

Investments

        Listed and unlisted investments are stated at the lower of cost and market value or directors’ valuation. Investments in subsidiaries included in the company’s balance sheet are stated at cost or nominal value of shares issued where merger relief is taken, less any provision for impairment. Investments in companies where the Group both has a participating interest and exercises significant influence over the entity’s financial and operating policies (through board representation and participation in financial and operating policy decisions) are included as associates under the equity method of accounting. Similarly, investments in companies where the Group holds a long-term interest that arises as a result of a contractual arrangement and is jointly controlled by the Group and other ventures are included as joint ventures under the gross equity method of accounting. The figures included in the financial statements are based on audited accounts, adjusted where necessary by reference to management accounts for the period up to December 31. Where the accounting policies of associates and/or joint ventures do not conform in all material respects to those of the Group, adjustments are made on consolidation.

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

Pension costs

        The Group sponsors a number of defined benefit schemes and defined contribution schemes. The Group adopted FRS17 “Retirement Benefits” in the year ended 31 December 2002 financial statements. For the defined contribution schemes, the profit and loss charge represents the contributions payable to the scheme during the accounting period. The assets of the defined benefit pension schemes are measured at their market value at the balance sheet date and the liabilities of those schemes are measured using the projected unit method. The discount rate used is the current rate of return on an AA corporate bond of equivalent term and currency to the liabilities. The extent to which the schemes’ assets exceed or fall short of their liabilities is shown as a surplus or deficit in the balance sheet to the extent that a surplus is recoverable by the Group or that a deficit represents an obligation of the Group.

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

UNITED BUSINESS MEDIA PLC

Group Accounting Policies (continued)

International Financial Reporting Standards

        The Council of the European Union announced in June 2002 that listed companies would adopt International Financial Reporting Standards (IFRS), formerly known as International Accounting Standards, from January 1, 2005. The adoption of IFRS will be first reflected in the Group’s financial statements for the half year ending June 30, 2005 and the year ending December 31, 2005.

        In 2003 we commenced the process of investigating the differences between UK GAAP and IFRS in order to assess the impact the conversion to IFRS will have on our financial position, results of operations and cash flows, our internal and external financial reporting, our accounting systems and procedures, treasury issues (such as debt covenants and risk management), our day-to-day business, and the training and education of our workforce. This assessment has resulted in a preliminary plan for conversion. We expect to finalize the conversion during 2004 to ensure the Group will be ready to meet the conversion deadline and to present clearly the effects of this transition.

        It is a complex task to assess the differences between current accounting policies and IFRS, not least since many of the IFRS are themselves in the course of revision. It is clear that a number of accounting policies and some presentational aspects of the financial statements will change. The transition to IFRS could have a material impact on the Group’s financial position and reported results, however it is not possible to quantify the impact at this time. For UBM, the areas of impact from IAS/IFRS adoption are expected to be:

•	amortisation and impairment of goodwill and intangible assets;
•	joint ventures and associates;
•	pensions and post-retirement benefits;
•	share-based payments; and
•	disclosure and presentation of financial instruments.

UNITED BUSINESS MEDIA PLC

NOTES TO THE FINANCIAL STATEMENTS

1. Business Analysis

	Year ended December 31
	Group 2001 £m	Group share of joint ventures 2001 £m	As restated Group 2002 £m	Group share of joint ventures 2002 £m	Group 2003 £m	Group share of joint ventures 2003 £m

Turnover by division
Continuing operations:
CMP Media	348.2	12.9	238.2	9.0	208.0	8.2
CMP Asia	49.0	3.2	51.1	3.6	44.4	3.5
CMP Information	153.0	4.2	127.6	4.5	117.2	1.6
United Advertising Publications	57.4	—	58.1	—	57.8	—

Professional media	607.6	20.3	475.0	17.1	427.4	13.3
News distribution	128.0	8.6	105.4	8.7	94.8	10.3
Market research	194.9	—	213.0	—	202.8	—

Continuing operations	930.5	28.9	793.4	25.8	725.0	23.6

Acquisitions:
CMP Media	—	—	—	—	2.5	—
CMP Information	—	—	—	—	17.8	—
United Advertising Publications	—	—	—	—	0.3	—

Professional media	—	—	—		20.6	—
Market research	—	—	—	—	1.1	—

Acquisitions	—	—	—	—	21.7	—

Discontinued operations:
CMP Information	2.0	4.2	—	—	—	—

Discontinued operations	2.0	4.2	—	—	—	—

	932.5	33.1	793.4	25.8	746.7	23.6

Turnover by geographic market
United Kingdom	234.2	8.4	216.6	4.5	225.7	1.6
North America	625.0	21.3	502.2	17.0	450.1	17.7
Europe and Middle East	28.8	0.2	28.1	0.7	31.5	0.8
Pacific	44.5	3.2	46.5	3.6	39.4	3.5

	932.5	33.1	793.4	25.8	746.7	23.6

        Further details on joint ventures and associates reclassified as fixed asset investments at January 1, 2002 and therefore classified as discontinued are given in note 13.

        Turnover analysis is based on turnover by origin. Turnover by destination would not be materially different. Net revenues derived from inter-segmental transactions were £13.5 million in 2003 (2002: £16.1 million, 2001: £18.1 million). This revenue is eliminated fully on consolidation.

        The amounts shown against “CMP Media” and “CMP Information” for 2002 and 2001 in note 1 have been restated to reflect the intra-group transfer of CMP Europe.

UNITED BUSINESS MEDIA PLC

NOTES TO THE FINANCIAL STATEMENTS

1. Business Analysis (continued)

	At December 31
	2002	2003
Net operating assets/(liabilities) by division	£m	£m

CMP Media	171.4	144.6
CMP Asia	7.9	(4.0)
CMP Information	40.8	78.9
United Advertising Publications	5.2	6.5

Professional media	225.3	226.0
News distribution	34.2	12.1
Market research	59.8	69.0

	319.3	307.1

Net operating assets/(liabilities) by geographic market
United Kingdom	27.9	70.0
North America	282.1	226.3
Europe and Middle East	2.2	16.4
Pacific	7.1	(5.6)

	319.3	307.1

Reconciliation of net operating assets to net assets
Net operating assets	319.3	307.1
Investments	778.7	609.6
Corporation tax	(277.4)	(308.5)
Net borrowings	(502.5)	(376.0)
Proposed dividend	(13.9)	(19.5)
Pension liability	(90.9)	(83.9)

Net assets	213.3	128.8

UNITED BUSINESS MEDIA PLC

NOTES TO THE FINANCIAL STATEMENTS

1. Business Analysis (continued)

	Year ended December 31
		Group share of	Group share of		Exceptional
	Group	joint ventures	associates	Subtotal	items	Total
	2003	2003	2003	2003	2003	2003
	£m	£m	£m	£m	£m	£m

*Operating profit before amortization of intangible assets by division
Continuing operations:
CMP Media	13.9	0.7	—	14.6	—	14.6
CMP Asia	12.1	0.5	—	12.6	—	12.6
CMP Information	22.8	0.1	—	22.9	—	22.9
United Advertising Publications	13.9	—	—	13.9	—	13.9

Professional media	62.7	1.3	—	64.0	—	64.0
News distribution	10.2	3.2	—	13.4	—	13.4
Market research	19.1	—	—	19.1	—	19.1

Continuing operations	92.0	4.5	—	96.5	—	96.5

Acquisitions:
CMP Media	0.2	—	—	0.2	—	0.2
CMP Information	2.4	—	—	2.4	—	2.4
United Advertising Publications	0.1	—	—	0.1	—	0.1

Professional media	2.7	—	—	2.7	—	2.7
Market research	0.2	—	—	0.2	—	0.2

Acquisitions	2.9	—	—	2.9	—	2.9

*Operating profit before amortization of intangible assets	94.9	4.5	—	99.4	—	99.4

Amortization of intangible assets	(120.1)	(1.6)	—	(121.7)	—	(121.7)

Continuing operations:
*Operating (loss)/profit by division
CMP Media	(38.2)	0.1	—	(38.1)	—	(38.1)
CMP Asia	(1.4)	0.5	—	(0.9)	—	(0.9)
CMP Information	(3.1)	0.1	—	(3.0)	—	(3.0)
United Advertising Publications	13.2	—	—	13.2	—	13.2

Professional media	(29.5)	0.7	—	(28.8)	—	(28.8)
News distribution	0.7	2.2	—	2.9	—	2.9
Market research	4.9	—	—	4.9	—	4.9

Continuing operations	(23.9)	2.9	—	(21.0)	—	(21.0)
Acquisitions:
CMP Media	(0.2)	—	—	(0.2)	—	(0.2)
CMP Information	(1.2)	—	—	(1.2)	—	(1.2)
United Advertising Publications	0.1	—	—	0.1	—	0.1

Professional media	(1.3)	—	—	(1.3)	—	(1.3)
Market research	—	—	—	—	—	—

Acquisitions	(1.3)	—	—	(1.3)	—	(1.3)

* Operating (loss)/profit	(25.2)	2.9	—	(22.3)	—	(22.3)

Non-operating exceptional items						—
Net interest income						3.9

Loss on ordinary activities before tax						(18.4)

*Operating (loss)/profit by geographic market
United Kingdom	(6.1)	0.6	—	(5.5)	—	(5.5)
North America	(25.7)	2.8	—	(22.9)	—	(22.9)
Europe and Middle East	9.8	(0.9)	—	8.9	—	8.9
Pacific	(3.2)	0.4	—	(2.8)	—	(2.8)

*Operating (loss)/profit	(25.2)	2.9	—	(22.3)	—	(22.3)

Non-operating exceptional items						—
Net interest income						3.9

Loss on ordinary activities before tax						(18.4)

*Includes income from other fixed asset investments

UNITED BUSINESS MEDIA PLC

NOTES TO THE FINANCIAL STATEMENTS

1. Business Analysis (continued)

	Year ended December 31
		Group	Group
	As restated	share of	share of	As restated	Exceptional	As restated
	Group	joint ventures	associates	Subtotal	items	Total
	2002	2002	2002	2002	2002	2002
	£m	£m	£m	£m	£m	£m

*Operating profit/(loss) before amortization of intangible assets by division
Continuing operations:
CMP Media	(7.3)	0.5	—	(6.8)	(11.3)	(18.1)
CMP Asia	13.6	0.1	—	13.7	(0.7)	13.0
CMP Information	9.9	0.2	—	10.1	(5.8)	4.3
United Advertising Publications	12.7	—	—	12.7	(0.8)	11.9

Professional media	28.9	0.8	—	29.7	(18.6)	11.1
News distribution	14.3	3.0	—	17.3	(4.1)	13.2
Market research	17.9	—	—	17.9	(7.3)	10.6

Continuing operations	61.1	3.8	—	64.9	(30.0)	34.9
Acquisitions	—	—	—	—	—	—
Discontinued operations (see note 1a)	—	—	—	—	—	—

*Operating profit/(loss) before amortization of intangible assets	61.1	3.8	—	64.9	(30.0)	34.9

Amortization of intangible assets	(133.7)	(2.2)	—	(135.9)	(114.2)	(250.1)

*Operating (loss)/profit by division
Continuing operations:
CMP Media	(71.3)	(0.7)	—	(72.0)	(71.3)	(143.3)
CMP Asia	(0.5)	—	—	(0.5)	(0.7)	(1.2)
CMP Information	(17.5)	0.2	—	(17.3)	(5.8)	(23.1)
United Advertising Publications	11.7	—	—	11.7	(0.8)	10.9

Professional media	(77.6)	(0.5)	—	(78.1)	(78.6)	(156.7)
News distribution	8.9	2.1	—	11.0	(21.3)	(10.3)
Market research	(3.9)	—	—	(3.9)	(44.3)	(48.2)

Continuing operations	(72.6)	1.6	—	(71.0)	(144.2)	(215.2)
Acquisitions	—	—	—	—	—	—
Discontinued operations (see note 1a)	—	—	—	—	—	—

*Operating (loss)/profit	(72.6)	1.6	—	(71.0)	(144.2)	(215.2)

Non-operating exceptional items						(14.0)
Net interest expense						8.0

Loss on ordinary activities before tax						(221.2)

*Operating (loss)/profit by geographic market
United Kingdom	(27.6)	0.5	—	(27.1)	(24.6)	(51.7)
North America	(54.5)	1.9	—	(52.6)	(112.4)	(165.0)
Europe and Middle East	12.5	(0.8)	—	11.7	(7.2)	4.5
Pacific	(3.0)	—	—	(3.0)	—	(3.0)

*Operating (loss)/profit	(72.6)	1.6	—	(71.0)	(144.2)	(215.2)

Non-operating exceptional items						(14.0)
Net interest expense						8.0

Loss on ordinary activities before tax						(221.2)

*	Includes income from other fixed asset investments

UNITED BUSINESS MEDIA PLC

NOTES TO THE FINANCIAL STATEMENTS

1. Business Analysis (continued)

	Year ended December 31
	As restated	Group share of	Group share of	As restated	Exceptional	As restated
	Group	joint ventures	associates	Subtotal	items	Total
	2001	2001	2001	2001	2001	2001
	£m	£m	£m	£m	£m	£m

*Operating profit/(loss) before amortization of intangible assets by division
Continuing operations:
CMP Media	(8.8)	1.0	—	(7.8)	(37.8)	(45.6)
CMP Asia	13.3	0.1	—	13.4	—	13.4
CMP Information	6.4	0.5	—	6.9	(21.2)	(14.3)
United Advertising Publications	9.4	—	—	9.4	(1.4)	8.0

Professional media	20.3	1.6	—	21.9	(60.4)	(38.5)
News distribution	32.8	3.0	—	35.8	(6.4)	29.4
Market research	24.1	(0.1)	—	24.0	(7.2)	16.8

Continuing operations	77.2	4.5	—	81.7	(74.0)	7.7
Acquisitions	—	—	—	—	—	—
Discontinued operations (note 1a)	(15.0)	(3.8)	(1.3)	(20.1)	—	(20.1)

*Operating profit/(loss) before amortization of intangible assets	62.2	0.7	(1.3)	61.6	(74.0)	(12.4)

Amortization of intangible assets	(136.3)	(1.0)	(0.3)	(137.6)	(370.0)	(507.6)

*Operating (loss)/profit by division
Continuing operations:
CMP Media	(91.2)	1.0	—	(90.2)	(407.8)	(498.0)
CMP Asia	(17.1)	(0.1)	—	(17.2)	—	(17.2)
CMP Information	(3.8)	0.5	—	(3.3)	(21.2)	(24.5)
United Advertising Publications	8.4	—	—	8.4	(1.4)	7.0

Professional media	(103.7)	1.4	—	(102.3)	(430.4)	(532.7)
News distribution	27.9	2.2	—	30.1	(6.4)	23.7
Market research	16.8	(0.1)	—	16.7	(7.2)	9.5

Continuing operations	(59.0)	3.5	—	(55.5)	(444.0)	(499.5)
Acquisitions	—	—	—	—	—	—
Discontinued operations (note 1a)	(15.1)	(3.8)	(1.6)	(20.5)	—	(20.5)

*Operating loss	(74.1)	(0.3)	(1.6)	(76.0)	(444.0)	(520.0)

Non-operating exceptional items						(51.5)
Net interest expense						34.3

Loss on ordinary activities before tax						(537.2)

*Operating profit/(loss) by geographic market
United Kingdom	(32.2)	(3.4)	(1.6)	(37.2)	(94.4)	(131.6)
North America	(62.4)	3.9	—	(58.5)	(349.6)	(408.1)
Europe and Middle East	7.9	(0.8)	—	7.1	—	7.1
Pacific	12.6	—	—	12.6	—	12.6

*Operating loss	(74.1)	(0.3)	(1.6)	(76.0)	(444.0)	(520.0)

Non-operating exceptional items						(51.5)
Net interest expense						34.3

Loss on ordinary activities before tax						(537.2)

*	Includes income from other fixed asset investments

UNITED BUSINESS MEDIA PLC

NOTES TO THE FINANCIAL STATEMENTS

1. Business Analysis (continued)

Year ended December 31
		Group	Group
		share of	share of		Exceptional
	Group	joint ventures	associates	Subtotal	items	Total
	2003	2003	2003	2003	2003	2003
(a) Analysis of discontinued operations	£m	£m	£m	£m	£m	£m

Operating loss before amortization of intangible assets by division
Professional media	—	—	—	—	—	—

Discontinued operations	—	—	—	—	—	—

Amortization of intangible assets	—	—	—	—	—	—

Operating loss by division
Professional media	—	—	—	—	—	—

Discontinued operations	—	—	—	—	—	—

		Group	Group
		share of	share of		Exceptional
	Group	joint ventures	Associates	Subtotal	items	Total
	2002	2002	2002	2002	2002	2002
	£m	£m	£m	£m	£m	£m

Operating loss before amortization of intangible assets by division
Professional media	—	—	—	—	(14.0)	(14.0)

Discontinued operations	—	—	—	—	(14.0)	(14.0)

Amortization of intangible assets	—	—	—	—	—	—

Operating loss by division
Professional media	—	—	—	—	(14.0)	(14.0)

Discontinued operations	—	—	—	—	(14.0)	(14.0)

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

UNITED BUSINESS MEDIA PLC

NOTES TO THE FINANCIAL STATEMENTS

2. Reconciliation of operating profit before amortization and exceptionals to loss before tax

	Year ended December 31
	As restated 2001 £m	2002 £m	2003 £m

Operating profit before amortization of intangible assets and exceptional items	61.6	64.9	99.4
Amortization of intangible assets:
- Group	(136.3)	(133.7)	(120.1)
- Joint ventures and associates	(1.3)	(2.2)	(1.6)
Exceptional items charged to operating profit:
- Impairment of goodwill (see note 11)	(370.0)	(114.2)	—
- Restructuring costs	(74.0)	(30.0)	—

Total operating loss	(520.0)	(215.2)	(22.3)
Net interest income	35.8	10.1	9.4
Other finance expense	(1.5)	(2.1)	(5.5)
Exceptional items charged to loss before tax	(51.5)	(14.0)	—

Loss before tax	(537.2)	(221.2)	(18.4)

3. Cost of sales and operating expenses

	Year ended December 31
	As restated 2001 £m	2002 £m	2003 £m

Other operating income	6.1	16.2	11.6
Other external charges	(516.8)	(418.6)	(333.5)
Employment costs	(358.1)	(300.5)	(271.4)
Depreciation of tangible assets	(23.3)	(23.2)	(25.3)
Amortization of intangible assets	(506.3)	(247.9)	(120.1)
Operating lease charges:
-hire of plant, machinery and vehicles	(5.1)	(2.5)	(1.5)
-property	(36.6)	(33.8)	(24.8)
Advertising costs	(14.1)	(9.7)	(10.1)
Auditors’ remuneration:
-as auditors	(0.7)	(0.6)	(0.7)

	(1,454.9)	(1,020.6)	(775.8)

Cost of sales	(358.8)	(282.2)	(279.9)
Distribution costs	(252.3)	(200.8)	(163.1)
Administrative expenses	(849.9)	(553.8)	(344.4)
Other operating income	6.1	16.2	11.6

	(1,454.9)	(1,020.6)	(775.8)

        During 2002 the company undertook a review of its audit arrangements. Following a selection process involving three major firms, Ernst & Young LLP were appointed as auditors to the Group with effect from January 2002. The auditors’ remuneration shown above for 2002 and 2003 represents fees payable to Ernst & Young LLP; the auditors’ remuneration for 2001 represents fees payable to PricewaterhouseCoopers, the previous auditors.

        Non-audit fees paid to Ernst and Young LLP for 2003 totaled £0.4 million (2002: £0.1 million). The fees paid in both 2003 and 2002 related principally to taxation services.

        Non-audit fees paid to PricewaterhouseCoopers in 2001 totaled £4.0 million, including £0.3 million charged as an exceptional item relating to the Group Process Review and £3.7 million, in relation to taxation services and support to other corporate activity.

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

4. Income from other fixed asset investments

	Year ended December 31
	2001 £m	2002 £m	2003 £m

Income from unlisted investments	4.3	10.4	3.9

5. Share of operating (loss)/profit in joint ventures and associates

	Year ended December 31
	2001 £m	2002 £m	2003 £m

Joint ventures and associates within continuing operations	4.5	3.8	4.5
Joint ventures and associates within discontinued operations	(5.1)	—	—
Amortization of goodwill	(1.3)	(2.2)	(1.6)

	(1.9)	1.6	2.9

UNITED BUSINESS MEDIA PLC

NOTES TO THE FINANCIAL STATEMENTS

6. Exceptional items

	Year ended December 31
	2001 £m	2002 £m	2003 £m
Charged to operating loss:
Continuing operations
Costs of integration of acquired businesses	(5.1)	—	—
Group Process Review costs (note (a))	(9.0)	—	—
Other restructuring costs (note (b))	(59.9)	(30.0)	—
Goodwill impairment (note (c))	(370.0)	(114.2)	—

Continuing operations	(444.0)	(144.2)	—

Total charged to operating loss	(444.0)	(144.2)	—

Loss on sale and closure of businesses:
Payments relating to prior year disposals (note (d))	—	(14.0)	—
Loss on sale or closure of businesses (note (e))	(51.5)	—	—

	(51.5)	(158.2)	—

Total charged to loss on ordinary activities before tax	(495.5)	(158.2)	—

(a)	The Group Process Review was a program that aimed to achieve operating efficiencies through re-engineering of systems and processes within the business. All remaining projects have been completed during 2001.

(b)	Other restructuring costs in 2002 relate to additional provisions for vacant properties. In 2001 it included vacant property provisions and redundancy costs which resulting from the restructuring and other cost reduction and business re-engineering programs in 2001. Restructuring costs in 2001 have been restated to take account of FRS 17 adjustments relating to curtailment credits of £4.9 million.

(c)	In accordance with the requirements of FRS11 “Impairment of fixed assets and goodwill”, the directors have considered the carrying value of the Group’s purchased goodwill, and, in the light of market conditions, made a provision for impairment. In determining the amount of the impairment, which was calculated on a net realizable value basis, the directors considered a number of factors, including the current and prospective revenues, earnings and cash flows from the businesses.

(d)	During 2002, UBM settled an outstanding claim relating to the planned merger with Carlton Communications plc in 2000 and the subsequent sale of the Group’s television business. The exceptional cost of this claim to the Group, net of associated receipts amounted to £14.0 million.

(e)	Loss on sale or closure of businesses in 2001 including the loss on sale or closure of a number of U.K. online based business to business and business to consumer activities and included goodwill and investment writedowns together with provisions for planned future closures and disposals. Of the loss on sale or closure, £32.9 million relates to continuing operations and £18.6 million related to discontinued businesses. The analysis by business segment is: £47.0 million — professional media, £3.6 million — news distribution and £0.9 million — market research.

UNITED BUSINESS MEDIA PLC

NOTES TO THE FINANCIAL STATEMENTS

7. Net interest income/(expense)

	Year ended December 31
	2001 £m	2002 £m	2003 £m

Interest receivable	87.4	55.6	25.8
Interest payable:
-on bank loans and overdrafts	(1.8)	(1.9)	(1.0)
-on other loans	(49.2)	(43.6)	(15.4)

Group	36.4	10.1	9.4
Share of joint ventures	(0.6)	—	—
Share of associates	—	—	—

	35.8	10.1	9.4

        Interest receivable includes £8.9 million (2002: £8.8 million; 2001: £7.4 million) of interest receivable from Channel 5 Television Group Limited in respect of shareholder loans.

8. Tax on loss on ordinary activities

	Year ended December 31
a) Analysis of tax charge for the year:	2001 £m	2002 £m	2003 £m

U.K. corporate income tax at 30.0% (2002: 30%; 2001: 30%)	(1.0)	(0.5)	15.9
Overseas tax	24.7	15.3	5.4
Tax relating to share of profits of joint ventures	1.3	1.2	1.4

	25.0	16.0	22.7

Continuing operations	28.6	16.0	22.7
Discontinued operations	(3.6)	—	—
Exceptional items	—	—	—

	25.0	16.0	22.7

Restated tax charge had deferred tax been provided in full	10.6	26.2	22.7

	Year ended December 31
b) Factors affecting tax charge for the year:	2001 £m	2002 £m	2003 £m

Loss on ordinary activities before tax	(537.2)	(161.2)	(18.4)

Loss on ordinary activities before tax multiplied by standard rate of corporation tax in the U.K. of 30%	(161.2)	(48.4)	(5.5)
Effect of:
Expenses not deductible for tax purposes (primarily goodwill amortization)	203.3	76.9	35.2
Tax effect of items not recognized in consolidated financial statements	(20.2)	(8.0)	(5.4)
Reversal of timing differences	14.7	(1.2)	0.5
Higher tax rates on overseas earnings	(11.1)	(3.7)	0.4
Other	(0.5)	0.4	(2.5)

Tax on loss on ordinary activities	25.0	16.0	22.7

c) Factors that may affect future tax:

        No deferred tax has been recognized on the retained profits and reserves of overseas subsidiaries or joint ventures or associated undertakings. There is currently no intention to remit such amounts to the U.K. Deferred tax assets have not been recognized, having given consideration to the likelihood of recovery of the balance.

UNITED BUSINESS MEDIA PLC

NOTES TO THE FINANCIAL STATEMENTS

9. Dividends

	Year ended December 31
	2001 £m	2002 £m	2003 £m
Equity dividends
Ordinary shares:
Interim paid of 3.3p (2002: 3.0 pence; 2001: 11.0 pence)	36.4	10.1	11.0
Proposed final of 5.7p (2002: 4.0 pence, 2001: 1.0 pence)	3.4	13.5	19.2
Non-equity dividends - B shares (see note 23)	325.3	0.6	0.4

	365.1	24.2	30.6

        Non-equity dividends relate to the accrual for the LIBOR linked dividend on 6,212,819 (2002: 7,546,387) B shares remaining in issue. The non-equity dividends in 2001 represents the single dividend of 245 pence per share paid to the holders of 132,484,195 B shares who elected for this option, together with the accrual for the LIBOR related dividend at £0.7 million on 10,480,642 B shares remaining in issue. See note 23.

10. Earnings/(loss) per share

	Year ended December 31
	2001			2002			2003

	Earnings/ (loss) £m	Weighted average number of shares million	Earnings/ (loss) per share pence	Earnings/ (loss) £m	Weighted average number of shares million	Earnings/ (loss) per share pence	Earnings/ (loss) £m	Weighted average number of shares million	Earnings/ (loss) per share pence

Adjusted earnings per share	68.9	385.7	17.9	55.1	333.8	16.5	80.3	334.2	24.0
Adjustment in respect of B share dividends	(0.7)	—	(0.2)	(0.6)	—	(0.2)	(0.4)	—	(0.1)

	68.2	385.7	17.7	54.5	333.8	16.3	79.9	334.2	23.9
Adjustment in respect of amortization of intangible assets	(137.6)	—	(35.7)	(135.9)	—	(40.7)	(121.7)	—	(36.4)
Adjustment in respect of exceptional items:
- charged to operating profits	(444.0)	—	(115.1)	(158.2)	—	(47.4)	—	—	—
- profit on sale and closure of businesses	(51.5)	—	(13.4)	—	—	—	—	—	—

Basic and diluted loss per share (after B share dividends)	(564.9)	385.7	(146.5)	(239.6)	333.8	(71.8)	(41.8)	334.2	(12.5)

        Adjusted earnings per share is presented as the directors consider that this is a meaningful measure of the performance of the Group. For diluted earnings per share, the weighted average number of shares in issue is adjusted to assume conversion of all dilutive potential ordinary shares. The Group has two categories of dilutive potential ordinary shares: those share options granted to employees where the exercise price is less than the average market price of the company’s ordinary shares during the year, and shares attributable to the convertible debt. No adjustment has been made for the dilutive impact in 2001 and 2002, as this would decrease reported loss per share. The impact of dilutive securities in 2003 would be to decrease the loss by £3.7 million for convertible debt (2002: £4.1 million; 2001: £7.6 million) and to increase weighted average shares by 2.6 million shares for employee share options (2002: 0.7 million; 2001: 1.2 million) and 47.8 million shares for convertible debt (2002: 47.8 million; 2001: 23.7 million).

        The weighted average number of shares excludes ordinary shares held by the ESOP and the QUEST (see note 14).

UNITED BUSINESS MEDIA PLC

NOTES TO THE FINANCIAL STATEMENTS

11. Intangible fixed assets

	Goodwill £m	Other intangible assets £m	Total £m
Cost:
At January 1, 2002	1,741.9	17.3	1,759.2
Currency translation	(119.1)	(0.4)	(119.5)
Additions	1.3	0.3	1.6
Disposals	(0.3)	—	(0.3)

At December 31, 2002	1,623.8	17.2	1,641.0

Currency translation	(114.7)	(0.4)	(115.1)
Additions	137.3	—	137.3
Disposals	(2.9)	—	(2.9)
Transfers from joint ventures	1.1	—	1.1

At December 31, 2003	1,644.6	16.8	1,661.4

Amortization:
At January 1, 2002	1,007.0	15.4	1,022.4
Currency translation	(71.6)	(0.4)	(72.0)
Charge for the year	246.9	1.0	247.9
Disposals	—	—	—

At December 31, 2002	1,182.3	16.0	1,198.3

Currency translation	(85.2)	(0.4)	(85.6)
Charge for the year	118.9	1.2	120.1
Disposals	(2.6)	—	(2.6)
Transfers from joint ventures	0.4	—	0.4

At December 31, 2003	1,213.8	16.8	1,230.6

Net book amount:
At December 31, 2003	430.8	—	430.8

At December 31, 2002	441.5	1.2	442.7

        Reference should be made to notes 28 and 29 for details of additions and disposals that occurred during 2002 and 2003.

        The amortization charge for the year includes an impairment charge of £nil million. The impairment charge for 2002 was £114.2 million relating to CMP Media, News Distribution and Market Research businesses.

UNITED BUSINESS MEDIA PLC

NOTES TO THE FINANCIAL STATEMENTS

12. Tangible Fixed Assets

	Land and buildings £m	Plant machinery and vehicles £m	Total £m
Cost:
At January 1, 2002	67.4	149.7	217.1
Currency translation	(2.5)	(8.8)	(11.3)
On acquisition of subsidiary undertakings and businesses	—	—	—
Additions	6.6	4.3	10.9
Disposals	(0.9)	(13.6)	(14.5)

At December 31, 2002	70.6	131.6	202.2

Currency translation	(4.5)	(5.1)	(9.6)
On acquisition of subsidiary undertakings and businesses	5.9	3.8	9.7
Additions	—	6.9	6.9
Disposals	(1.0)	(8.6)	(9.6)

At December 31, 2003	71.0	128.6	199.6

Depreciation:
At January 1, 2002	26.0	106.3	132.3
Currency translation	(1.2)	(6.3)	(7.5)
Charge for the year	5.9	17.3	23.2
Disposals	(0.3)	(12.8)	(13.1)

At December 31, 2002	30.4	104.5	134.9

Currency translation	(1.6)	(4.2)	(5.8)
Charge for the year	3.2	22.1	25.3
Disposals	(1.0)	(8.3)	(9.3)

At December 31, 2003	31.0	114.1	145.1

Net book amount:
At December 31, 2003	40.0	14.5	54.5

At December 31, 2002	40.2	27.1	67.3

Land and buildings at net book value comprise:

	At December 31
	2002 £m	2003 £m

Freehold	15.7	20.4
Long leasehold	1.3	0.5
Short leasehold	23.2	19.1

	40.2	40.0

UNITED BUSINESS MEDIA PLC

NOTES TO THE FINANCIAL STATEMENTS

13. Fixed asset investments

(a) Joint ventures	Unlisted £m	Goodwill £m	Total £m
Cost:
At January 1, 2002	10.3	7.1	17.4
Currency translation	(0.3)	(0.7)	(1.0)
Additions	0.1	—	0.1
Transfers	(8.1)	6.9	(1.2)
Disposals	(0.1)	—	(0.1)
Dividends	(0.9)	—	(0.9)
Share of profits less losses	2.6	—	2.6

At December 31, 2002	3.6	13.3	16.9

Currency translation	0.5	(0.5)	—
Additions	0.3	—	0.3
Transfers	(0.8)	(1.1)	(1.9)
Disposals	(0.1)	—	(0.1)
Dividends	(2.1)	—	(2.1)
Share of profits less losses	3.1	—	3.1

At December 31, 2003	4.5	11.7	16.2

Amortization:
At January 1, 2002	—	2.0	2.0
Currency translation	—	(0.1)	(0.1)
Charge for the year	—	2.2	2.2

At December 31, 2002	—	4.1	4.1

Currency translation	—	(0.3)	(0.3)
Charge for the year	—	1.6	1.6
Transfers	—	(0.4)	(0.4)
At December 31, 2003	—	5.0	5.0

Net book amount:
At December 31, 2003	4.5	6.7	11.2

At December 31, 2002	3.6	9.2	12.8

(b) Associated undertakings	Unlisted £m	Goodwill £m	Total £m
Cost:
At January 1, 2002	0.2	—	0.2

At December 31, 2002	0.2	—	0.2

At 31 December 2003	0.2	—	0.2

Amortization:
At January 1, 2002	—	—	—

At December 31, 2002	—	—	—

At 31 December 2003	—	—	—

Net book amount:
At December 31, 2003	0.2	—	0.2

At December 31, 2002	0.2	—	0.2

        There are no listed joint ventures or associates.

UNITED BUSINESS MEDIA PLC

NOTES TO THE FINANCIAL STATEMENTS

13. Fixed asset investments (continued)

(c) Investments-Other	Listed Investments £m	Loans to unlisted £m	Unlisted Investments £m	Total unlisted investments £m	Investment in own shares £m	Total £m
At January 1, 2002	0.2	195.2	(46.8)	148.4	7.3	155.9
Currency translation	—	—	(1.0)	(1.0)	—	(1.0)
Additions	—	15.7	5.5	21.2	1.8	23.0
Return of investment	—	—	(3.2)	(3.2)	—	(3.2)
Transfer from debtors	—	—	0.2	0.2	—	0.2
Disposals	—	—	(0.4)	(0.4)	(5.0)	(5.4)

At December 31, 2002	0.2	210.9	(45.7)	165.2	4.1	169.5

Currency translation	—	—	(1.2)	(1.2)	—	(1.2)
Additions	—	10.3	0.9	11.2	—	11.2
Return of investment	—	—	(1.5)	(1.5)	—	(1.5)
Disposals	—	(3.2)	(1.8)	(5.0)	—	(5.0)

At December 31, 2003	0.2	218.0	(49.3)	168.9	4.1	173.0

        Additions to loans to unlisted investments include additional shareholder loans to Channel 5 Television Group Limited.

        The market value of other listed investments at December 31, 2003 was £1.1 million (2002: £1.0 million). The Group also holds investments in own shares through the ESOP and QUEST. The market value of own shares held in the ESOP and QUEST at December 31, 2003 was £6.7 million (2002: £5.6 million) and the nominal value was £0.3 million (2002: £0.4 million).

        Certain of the Group’s investments which were previously classified as associated undertakings and joint ventures were reclassified as fixed asset investments during the years ended December 31, 2000 and December 31, 2001 as the level of influence exerted by United over these businesses is not considered sufficient to meet the requirements of FRS 9. The investments comprise Channel 5 Television Group Limited, Independent Television News Limited, SDN Limited, Satellite Information Services (Holdings) Ltd and Paperloop.com, Inc. UBM does not consider that these investments are core to its ongoing activities.

        Principal fixed asset investments are as follows (see Group Accounting Policies for applicable treatment):

	Type of business	Country of incorporation/ registration	Class of shares held	Share- holding/ interest %	Accounting year end

Joint ventures:
Canada Newswire Limited	News distribution	Canada	Ordinary	50.00%	31 December
ANP Pers Support	News distribution	Netherlands	Ordinary	50.00%	31 December
EMedia Asia Limited	Exhibitions and publications	Barbados	Ordinary	39.90%	31 December
Other fixed asset investments:
Channel 5 Television Group Limited	Broadcasting	Great Britain	Ordinary	35.37%	31 December
Paperloop.com, Inc	Internet business	U.S.A	Ordinary	37.20%	31 December
The Press Association	News distribution	Great Britain	Ordinary	17.01%	31 December
SDN Limited	Multiplex Operator	Great Britain	Ordinary	33.30%	31 December
Satellite Information Services (Holdings) Ltd	News distribution	Great Britain	Ordinary	20.00%	31 March
Independent Televisions News Limited	Broadcasting	Great Britain	Ordinary	20.00%	31 December

UNITED BUSINESS MEDIA PLC

NOTES TO THE FINANCIAL STATEMENTS

13. Fixed asset investments (continued)

Significant investments

        The unaudited financial statements of Channel 5 Television Group Limited for the year ended December 31, 2003 show aggregate capital and reserves of £(509.1) million (2002: £(495.2) million) and a loss for the financial year of £(13.9) million (2002: £(27.2) million).

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

Qualifying Employee Share Trust

        In January 1998 a Qualifying Employee Share Trust (the “QUEST”) was established for the purpose of satisfying exercises of options under the MAI Sharesave Scheme and the United SAYE Share Option Scheme. A new company, United QUEST Trustee Limited, was incorporated for the purposes of administering the QUEST. On January 28, 1998, the company issued 3,579,947 shares to the QUEST for a total consideration of £25,732,629, equal to 719 pence per share, the mid-market price at the close of business on January 28, 1998.

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

        The dividend on the shares held by the QUEST have been waived.

	At December 31
	2002		2003
The holdings of the United ESOP and the QUEST were as follows:	Options over United shares	Number of United shares	Options over United shares	Number of United shares
United ESOP
- Ordinary shares	1,332,707	1,239,276	623,593	953,322
- B shares	1,165,572	529,530	397,094	329,484
QUEST
- Ordinary	—	243,492	—	240,722

UNITED BUSINESS MEDIA PLC

NOTES TO THE FINANCIAL STATEMENTS

13. Fixed asset investments (continued)

        The market value of UBM shares at December 31, 2003 was 491.5p (2002: 290.0p, 2001: 480.0p) per share.

        The Group has taken advantage of the exemption in UITF 17 (revised) and has not applied the abstract to its SAYE and equivalent overseas schemes.

        As at December 31, the maximum aggregate liabilities of the United ESOP and the QUEST were as follows:

	Number of shares over which options were outstanding at December 31
	2002 £m	2003 £m
SEEPP-bonus options
- Ordinary shares	602,976	255,762
- B shares	672,857	125,841
SEEPP-matching options
- Ordinary shares	370,613	357,588
- B shares	491,641	255,710
Harlow Butler Share Bonus Plan	6,743	6,743
LTIP	339,675	—
Senior Executive Allocations	12,000	12,000
MAI Sharesave Scheme	16,672	—
United SAYE Scheme	834,426	2,398,812

	3,347,603	3,412,456

14. Stocks

	At December 31
	2002 Gross £m	2002 Provision £m	2002 Net £m	2003 Gross £m	2003 Provision £m	2003 Net £m
Raw materials and consumables-paper stocks	1.0	(0.3)	0.7	1.2	(0.1)	1.1
Work in progress - short term market research contracts	14.1	—	14.1	18.0	(0.4)	17.6
- other	0.3	(0.3)	—	0.3	(0.3)	—
Finished goods and goods for resale	1.8	—	1.8	2.0	(0.3)	1.7

	17.2	(0.6)	16.6	21.5	(1.1)	20.4

UNITED BUSINESS MEDIA PLC

NOTES TO THE FINANCIAL STATEMENTS

15. Debtors

	At December 31
	2002 £m	2003 £m
Amounts falling due within one year:
Trade debtors	123.1	125.8
Bad debt provision (see below)	(15.9)	(10.8)
Other debtors	13.8	11.4
Prepayments and accrued income	40.0	29.8
Pension prepayments defined contribution schemes	2.3	2.3

	163.3	158.5

        Provision for bad debt is summarized as follows:

	2001 £m	2002 £m	2003 £m
At January 1	(20.0)	(23.8)	(15.9)
Provided in the year	(8.2)	(5.9)	(2.6)
Utilized in the year	4.4	13.8	7.7

At December 31	(23.8)	(15.9)	(10.8)

16. Current asset investments

	At December 31
	2002 £m	2003 £m
Overseas
Listed investments — Short-term liquid funds	594.8	425.2
Unlisted investments — Other	1.5	—

	596.3	425.2

17. Creditors: amounts falling due within one year

	At December 31
	2002 £m	2003 £m

Unsecured bank overdrafts	(0.2)	(2.7)
Bank and other loans (see note 18)	(15.8)	(238.9)
2.375% senior convertible bonds (see note 20)	—	(221.1)
Trade creditors	(38.8)	(47.3)
Other creditors	(55.0)	(41.1)
Deferred consideration	—	(5.4)
Corporation tax	(277.4)	(308.5)
Other taxes and social security	(21.3)	(13.4)
Accruals and deferred income	(183.5)	(178.7)
Proposed dividends	(13.9)	(19.5)

	(605.9)	(1,076.6)

U.S. dollar private placement

        Bank and other loans include U.S. dollar fixed rate financial liabilities being a private placement of £69.8 million which is repayable in September 2004 (2002: £77.6 million).

UNITED BUSINESS MEDIA PLC

NOTES TO THE FINANCIAL STATEMENTS

18. Bank and other loans due after more than one year

	At December 31
	2002 £m	2003 £m

Other loans	(338.5)	(101.9)

        Other loans include US dollar fixed rate financial liabilities of $424.3 (2002: $424.m million), (sterling equivalent 2003: £235.3 million; 2002: £260.9 million) of senior unsecured loan notes (stated net of $75.7 million (2003: £42.3 million; 2002: £47.0 million) of repurchases made by a wholly owned subsidiary and net of issue costs). The notes were issued in two tranches: $250 million (£139.6 million) 7.25% notes due July 2004 and $250 million (£139.6 million) 7.75% notes due July 2009 (stated at par value). In 2003, bank and other loans less than one year (see note 18) includes £133.4 million of these notes (stated net of $10.7 million (£5.9 million) of the repurchases made by a wholly owned subsidiary and net of issue costs).

        The notes repurchased are held by a wholly owned subsidiary and have not been cancelled. Accordingly, these continue to be shown as amounts owing in the company balance sheet.

Borrowing facilities

        In addition, the Group has a five-year stand-by £500 million syndicated bank credit facility. At December 31, 2003 there was £21.1 million borrowed under this facility (2002: £nil). All conditions precedent to the committed borrowing facilities were met at December 31, 2003 and the facility incurs commitment fees of 0.2% per annum (2002: 0.2% per annum).

19. Other creditors due after more than one year

	At December 31
	2002 £m	2003 £m

Other creditors	(13.3)	(5.4)

20. Convertible debt

	At December 31
	2002 £m	2003 £m

2.375% senior convertible bonds (see below)	(245.0)	—

        United Business Media (Jersey) Limited, a wholly owned subsidiary of the Company has in issue five year $400 million 2.375% fixed convertible bond with a coupon payable semi-annually. The bonds are convertible into Preference Shares of United Business Media (Jersey) Ltd at any time up to the seventh calendar day before the date fixed for redemption, December 19, 2006. The Preference Shares will, in turn, be exchangeable immediately for a total of 47.8 million Ordinary Shares in the Company.

UNITED BUSINESS MEDIA PLC

NOTES TO THE FINANCIAL STATEMENTS

20. Convertible debt (continued)

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

        In line with accounting convention, the convertible debt has been classified in creditors falling due within one year (£221.1 million) on the grounds that the earliest possible date for redemption is 19 December 2004.

21. Financial instruments

Objectives, policies and procedures

        The Group’s funding, liquidity and exposure to currency and interest rate risk is managed by the Group’s treasury department. Treasury operations are conducted within a framework of policies and guidelines authorized by the board and are subject to internal control procedures. The objective of the framework is to provide flexibility whilst minimizing risk and prohibiting speculative transactions or positions to be taken. Further detail on policies for managing funding requirements, investment of surplus funds and management of risks can be found in the Financial Review.

a) Financial liabilities

        The interest rate risk profile of the Group’s financial liabilities was:

	At December 31
Currency	Total 2002 £m	Floating rate financial liabilities 2002 £m	Fixed rate financial liabilities 2002 £m	Financial liabilities on which no interest is paid 2002 £m	Fixed rate liabilities Weighted average interest rate 2002%	Fixed rate liabilities Weighted average period for which rate is fixed 2002 Years
Sterling	41.5	8.8	7.6	25.1	5.0	2.0
U.S. Dollar	629.6	276.4	307.1	46.1	3.4	3.5
Euro	—	—	—	—	—	—
Other currencies	0.2	0.2	—	—	—	—

Total	671.3	285.4	314.7	71.2

	At December 31
Currency	Total 2003 £m	Floating rate financial liabilities 2003 £m	Fixed rate financial liabilities 2003 £m	Financial liabilities on which no interest is paid 2003 £m	Fixed rate liabilities Weighted average interest rate 2003%	Fixed rate liabilities Weighted average period for which rate is fixed 2003 Years
Sterling	46.4	7.3	7.6	31.5	5.0	3.0
U.S. Dollar	563.9	82.2	44.7	37.0	5.1	2.9
Euro	22.8	22.8	—	—	—	—
Other currencies	—	—	—	—	—	—

Total	633.1	112.3	452.3	68.5

UNITED BUSINESS MEDIA PLC

NOTES TO THE FINANCIAL STATEMENTS

21. Financial instruments (continued)

Maturity of financial liabilities

        The maturity profile of the carrying amount of the Group’s financial liabilities was:

	At December 31
Maturity	Debt 2002 £m	Other financial liabilities 2002 £m	Total 2002 £m
Within 1 year, or on demand	16.0	14.4	30.4
Between 1 and 2 years	470.4	21.4	491.8
Between 2 and 5 years	—	18.2	18.2
Over 5 years	113.1	17.8	130.9

Total	599.5	71.8	671.3

Finance charges allocated to future periods Unamortized issue costs	8.1	—	8.1

	At December 31
Maturity	Debt 2002 £m	Other financial liabilities 2002 £m	Total 2002 £m
Within 1 year, or on demand	462.7	22.3	485.0
Between 1 and 2 years	—	11.8	11.8
Between 2 and 5 years	—	20.7	20.7
Over 5 years	101.9	13.7	115.6

Total	564.6	68.5	633.1

Finance charges allocated to future periods Unamortized issue costs	4.1	—	4.1

        Non-equity B shares of £0.5 million (2002: £0.6 million) have been excluded from the above tables, as they have no fixed maturity date.

        In 2002, the effect of the Group’s interest rate swaps was to classify as floating rate in the above table all £81.0 million of the outstanding £133.4 million 2004 fixed rate U.S. loan notes. This debt has been swapped into six month U.S. dollar LIBOR plus an average of 2.3% to the maturity date of the debt.

        Other floating rate financial liabilities comprise of borrowings which bear interest at rates based on the LIBOR minus a margin for each relevant currency for periods between one and six months; and non-equity B shares which pay a dividend equal to 75% of 12 month sterling LIBOR.

        Other financial liabilities include £5.4 million of other creditors falling due after more than one year (2002: £13.3 million) and £63.1 million of provisions (2002: £58.5 million) with an average maturity of 2.7 years.

UNITED BUSINESS MEDIA PLC

NOTES TO THE FINANCIAL STATEMENTS

21. Financial instruments (continued)

(b) Financial assets

Interest rate risk profile of financial assets

        The interest rate risk profile of the Group’s financial assets at 31 December was:

	At December 31
Currency	Total 2002 £m	Cash at bank and deposits 2002 £m	Other financial assets 2002 £m	Floating rate 2002 £m	Fixed rate 2002 £m	Non interest bearing Total 2002 £m
Sterling	397.2	59.0	338.2	200.5	50.0	147.2
U.S. Dollar	455.8	33.3	422.5	361.6	75.8	18.4
Euro	1.7	1.7	—	1.5	—	0.2
Other currencies	3.7	2.7	1.0	2.2	—	1.5

Total	858.4	96.7	761.7	565.8	125.8	167.3

	At December 31
Currency	Total 2003 £m	Cash at bank and deposits 2003 £m	Other financial assets 2003 £m	Floating rate 2003 £m	Fixed rate 2003 £m	Non interest bearing Total 2003 £m
Sterling	344.0	82.4	261.6	20.2	170.0	153.7
U.S. Dollar	431.0	98.9	332.1	346.7	68.1	16.2
Euro	2.8	2.8	—	2.1	—	0.7
Other currencies	2.2	1.8	0.4	1.1	—	1.2

Total	780.0	185.9	594.1	370.1	238.1	171.8

        The Group’s two U.S. dollar senior unsecured loan notes carry interest rates that are significantly in excess of market rates. As stated in the Financial Review the Group has redeemed $75 million of these bonds early in order to reduce the Group’s net interest exposure. Additionally, to achieve a higher level of redemption without making a significant early redemption payment, the Group has entered into the following transactions that have a similar economic effect to redeeming the bonds.

        In 2002, the Group purchased U.S.$205 million of credit linked notes from a number of counterparties, these notes having similar maturities to the U.S. dollar loan notes. The notes pay interest at an average rate of LIBOR plus 267 basis points per annum. $120 million of these variable flows have then been swapped into fixed rate flows of between 6.86% and 8.1% per annum as a hedge against the 7.25% and 7.75% per annum fixed coupon payments on the U.S. dollar loan notes.

        In return for paying interest on the credit linked notes at rates in excess of LIBOR the final redemption to be received by the company is determined by certain circumstances related to the credit risk of the company. These circumstances arise if there has been a “credit event” as defined in the terms of the note, in which case the counterparties may redeem the notes at less than par value. A credit event arises in the event of any of the following circumstances:

-	a bankruptcy of the company;

-	if the Group is required by any of its lenders to accelerate repayment of borrowings;

-	if the Group fails to make payment under any of its borrowings;

-	if the Group restructures any of its borrowings in order to avoid default;

-	if any of its borrowings are repudiated, disaffirmed or rejected or subject to any moratorium.

        If a credit event should take place, the credit linked note may not necessarily be redeemed for cash. The company may receive its own bonds or debt obligations with a par value equivalent to the amount of the credit linked notes from the counterparties in settlement of redemption of the note.

UNITED BUSINESS MEDIA PLC

NOTES TO THE FINANCIAL STATEMENTS

21. Financial instruments (continued)

        Fixed rate financial assets have the following weighted average interest rates and periods for which that rate is fixed:

	Year ended December 31
	Fixed rate financial assets Weighted average interest rate		Fixed rate financial assets Weighted average period for which rate is fixed
	2003	2002	2003	2002
Currency	%	%	Years	Years
Sterling	4.0	5.0	0.6	1.0
U.S. dollar	7.4	7.4	3.1	4.1

        The effect of the Group’s swaps was to classify £170 million of floating rate cash in the above tables as fixed rate at an average rate of 4.0% and £67.0 million of floating rate credit linked notes in the above tables to fixed rate at an average of 7.4%

        Non-interest bearing financial assets comprise mainly other fixed asset investments for which there is no maturity.

(c)        Fair values of financial assets and financial liabilities

        The following tables provide a comparison by category of the carrying amounts and the fair values of the Group’s financial assets and financial liabilities at December 31, 2003 and December 31, 2002. The fair value of U.S. dollar private placements (included in long-term borrowings) was calculated by discounting expected future cash flows at risk adjusted interest rates. Market values obtained from third parties have been used to determine the fair value of interest rate swaps, forward foreign exchange contracts, the convertible bonds and the U.S. dollar senior unsecured loan notes and other financial assets (excluding unlisted fixed asset investments and long-term debtors). The fair value of cash at bank and deposits approximates to their book value due to their short maturity. Market values have been used as the fair value for listed investments. For all other financial assets and liabilities the carrying amount has been used.

	At December 31
	Book value 2002 £m	Fair value 2002 £m
Primary financial instruments held or issued to finance the Group’s operations:
Financial liabilities:
Short-term borrowings (up to two years)	(241.4)	(256.7)
Long-term borrowings (over two years)	(358.1)	(366.8)
Other financial liabilities	(71.8)	(90.3)
Financial assets:
Cash at bank and deposits	96.7	96.7
Other financial assets	761.7	767.2

Derivative financial instruments held to manage the interest rate profile:
Interest rate swaps
- assets	6.2	16.8
- liabilities	—	—

UNITED BUSINESS MEDIA PLC

NOTES TO THE FINANCIAL STATEMENTS

21. Financial instruments (continued)

	At December 31
	Book value 2003 £m	Fair value 2003 £m
Primary financial instruments held or issued to finance the Group’s operations:
Financial liabilities:
Short-term borrowings (up to two years)	(462.7)	(519.1)
Long-term borrowings (over two years)	(101.9)	(119.0)
Other financial liabilities	(68.5)	(68.5)
Financial assets:
Cash at bank and deposits	185.9	185.9
Other financial assets	594.1	601.5

Derivative financial instruments held to manage the interest rate profile:
Interest rate swaps
- assets	—	7.9
- liabilities	—	(0.5)

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

	Unrecognized gains 2001 £m	Unrecognized losses 2001 £m	Total net gains/ (losses) 2001 £m
Unrecognized gains and losses on hedges at January 1, 2001	14.8	(0.9)	13.9
Arising in previous years included in 2001 income	(2.1)	(8.0)	(10.1)

Gains and losses not included in 2001 income
Arising before January 1, 2001	12.7	(8.9)	3.8
Arising in 2001	0.3	—	0.3

Gains and losses on hedges at December 31, 2001	13.0	(8.9)	4.1

of which
Gains and losses expected to be included in 2002 income	11.9	(8.9)	3.0

Gains and losses expected to be included in 2003 income or later	1.1	—	1.1

	Unrecognized gains 2002 £m	Unrecognized losses 2002 £m	Total net gains/ (losses) 2002 £m
Unrecognized gains and losses on hedges at January 1, 2002	13.0	(8.9)	4.1
Arising in previous years included in 2002 income	11.8	(8.9)	2.9

Gains and losses not included in 2002 income
Arising before January 1, 2002	1.2	—	1.2
Arising in 2002	9.4	—	9.4

Gains and losses on hedges at December 31, 2002	10.6	—	10.6

of which
Gains and losses expected to be included in 2003 income	10.6	—	10.6

Gains and losses expected to be included in 2004 income or later	—	—	—

UNITED BUSINESS MEDIA PLC

NOTES TO THE FINANCIAL STATEMENTS

21. Financial instruments (continued)

	Unrecognized gains 2003 £m	Unrecognized losses 2003 £m	Total net gains/ (losses) 2003 £m
Unrecognized gains and losses on hedges at January 1, 2003	10.6	—	10.6
Arising in previous years included in 2003 income	10.0	—	10.0

Gains and losses not included in 2003 income
Arising before January 1, 2003	0.6	—	0.6
Arising in 2003	7.3	(0.5)	6.8

Gains and losses on hedges at December 31, 2003	7.9	(0.5)	7.4

of which
Gains and losses expected to be included in 2004 income	3.0	(0.5)	2.5

Gains and losses expected to be included in 2005 income or later	4.9	—	4.9

Currency exposures

        As outlined in the Financial Review, the Group policy is to hedge, where possible, in all material respects exposures on monetary assets and liabilities. The table below shows the extent to which Group companies have monetary assets and liabilities in currencies other than their functional currency.

	At December 31 Net foreign currency monetary assets/(liabilities)
	2002 Sterling £m	2002 U.S. dollar £m	2002 Euro £m	2002 Other £m	2002 Total £m
Functional currency of Group operation:
Sterling	—	0.1	1.3	(0.1)	1.3
U.S. dollar	0.3	—	1.4	—	1.7
Euro	(0.1)	0.6	—	—	0.5
Other currencies	—	—	—	—	—

Total	0.2	0.7	2.7	(0.1)	3.5

	At December 31 Net foreign currency monetary assets/(liabilities)
	2003 Sterling £m	2003 U.S. dollar £m	2003 Euro £m	2003 Other £m	2003 Total £m
Functional currency of Group operation:
Sterling	—	68.3	(18.6)	(1.3)	48.4
U.S. dollar	0.2	—	(0.1)	(0.7)	(0.6)
Euro	(0.2)	0.1	0.4	—	0.3
Other currencies	—	—	—	—	—

Total	—	68.4	(18.3)	(2.0)	48.1

22. Other provisions for liabilities and charges

	Property £m	Former financial services £m	Total £m
At January 1, 2002	37.8	3.2	41.0
Provided in the year	30.0	—	30.0
Utilized in the year	(12.5)	—	(12.5)

At December 31, 2002	55.3	3.2	58.5

On acquisitions of subsidiary undertakings and businesses	4.3	—	4.3
Transfer of property accruals	23.4	—	23.4
Utilized in the year	(22.5)	(0.6)	(23.1)

At December 31, 2003	60.5	2.6	63.1

UNITED BUSINESS MEDIA PLC

NOTES TO THE FINANCIAL STATEMENTS

22. Other provisions for liabilities and charges (continued)

Liabilities on property

        The Group has lease obligations in respect of the continuing costs of vacant property, the quantification of which depends upon the ability to exit the leases early or sublet the properties, and for dilapidations on certain leasehold properties which are dependent principally on actual reinstatement costs on expiry of the leases. The provision in respect of these obligations at December 31, 2003 has been determined following external professional advice and will be utilized over the period of the leases in question, which range from 1 to 15 years.

        During the year, balances relating to vacant property previously held within accruals were transferred to provisions.

Liabilities arising from former financial services activities

        A subsidiary of the Group was formerly engaged in the selling of personal pensions prior to 1996. As a result of the industry-wide review into pension mis-selling by the Personal Investment Authority, the Group is exposed to actual and potential future claims by investors in respect of policies found to have been mis-sold. Although work continues to progress with respect to the identification and review of all pension policies sold, the number and amount of such claims can not be fully determined until all potential compensation costs have been agreed. The amount of the provision at December 31, 2003 has been determined on the basis of independent financial advice.

Deferred tax

        The amount of provided and unprovided deferred tax (asset) is as follows:

	At December 31
	2002 Provided £m	2002 Unprovided £m	2003 Provided £m	2003 Unprovided £m
Accelerated capital allowances	—	(7.1)	—	(4.4)
Other timing differences	—	(85.0)	—	(79.7)

	—	(92.1)	—	(84.1)

        These deferred tax assets have not been recognized, having given consideration to the likelihood of recovery of the balance.

        The above tables do not include any tax on the distribution of retained profits and reserves by overseas subsidiaries, joint ventures or associated undertakings as there is currently no intention to remit such amounts to the U.K. Additionally, deferred tax has not been included in respect of the FRS 17 pensions deficit (see note 30).

UNITED BUSINESS MEDIA PLC

NOTES TO THE FINANCIAL STATEMENTS

23.     Called up share capital

	At December 31
	2001	2002	2003
	£m	£m	£m
Authorized
486,851,630 (2002:486,851,630; 2001: 486,851,630) Ordinary shares of 25 pence each	121.7	121.7	121.7
375,417,690 (2002:375,417,690; 2001: 375,417,690) B shares of 8 and 23/44p each	32.0	32.0	32.0
Nil (2002: Nil; 2001: 132,484,195) Deferred shares of 8 and 23/44p each	—	—	11.3

	153.7	153.7	165.0

Allotted and fully paid	Ordinary Shares Number	B Shares Number	Deferred shares Number
In issue at January 1, 2001	506,971,012	—	—
Allotted in respect of share option schemes and other	1,049,836	—	—
entitlements
Adjustment to share capital in respect of capital	(173,148,370)	507,901,885	—
reorganization
B shares purchased by the company	—	(364,937,048)	—
B shares converted to Deferred shares	—	(132,484,195)	132,484,195
Convertible bonds exercised	133,376	—	—

In issue at December 31, 2001	335,005,854	10,480,642	132,484,195
Allotted in respect of share option schemes	607,381	—	—
B shares purchased by the company	—	(2,934,255)	—
Cancellation of deferred shares	—	—	(132,484,195)
Convertible bonds exercised	2,118	—	—

In issue at December 31, 2002	335,615,353	7,546,387	—
Allotted in respect of share option schemes	310,800	—	—
B shares purchased by the company	—	(1,333,568)	—
Ordinary shares repurchased and cancelled	(100,000)	—	—

In issue at December 31, 2003	335,826,153	6,212,819	—

	Ordinary Shares £m	B Shares £m	Deferred shares £m	Total £m
Allotted and fully paid
In issue at January 1, 2001	126.8	—	—	126.8
Allotted in respect of share option schemes and other	0.3	—	—	0.3
entitlements
Adjustment to share capital in respect of capital	(43.4)	43.4	—	—
reorganization
B shares purchased by the company	—	(31.2)	—	(31.2)
B shares converted to Deferred shares	—	(11.3)	11.3	—

In issue at December 31, 2001	83.7	0.9	11.3	95.9
Allotted in respect of share option schemes	0.2	—	—	0.2
B shares purchased by the company	—	(0.3)	—	(0.3)
Cancellation of deferred shares	—	—	(11.3)	(11.3)

In issue at December 31, 2002	83.9	0.6	—	84.5
Allotted in respect of share option schemes	0.1	—	—	0.1
B shares purchased by the company	—	(0.1)	—	(0.1)
Cancellation of deferred shares	—	—	—	—

In issue at December 31, 2003	84.0	0.5	—	84.5

UNITED BUSINESS MEDIA PLC

NOTES TO THE FINANCIAL STATEMENT

23.     Called up share capital (continued)

        On 27 June 2003, the company repurchased and cancelled 100,000 ordinary shares at £2.93 per share.

        The return of capital to shareholders undertaken in 2001, took the form of a subdivision and consolidation of the existing United ordinary shares. On April 23, 2001, each of the existing 507,901,885 ordinary shares of 25 pence then in issue were sub-divided into one share of 8 23/44 pence (B Shares) and one share of 16 21/44 pence and immediately following such sub-division every issued share of 16 21/44 pence was sub-divided into 29 shares of 25/44 pence. Every 44 shares of 25/44 pence each resulting from such sub-division were then consolidated into one ordinary share of 25 pence. The subdivision created a class of B shares with a total value of approximately £1.25 billion. U.K. shareholders had the option to sell these shares for 245 pence per share, to receive a single dividend of 245 pence per share, or to retain the B shares and receive a continuing dividend linked to LIBOR. During the year ended December 31, 2003, 1,333,568 B shares were purchased by the company for consideration of £3.3 million. Cumulatively to December 31, 2003, 369,204,871 B shares have been purchased by the company for consideration of £904.6 million. At December 31, 2003, 6,212,819 B shares remain in issue.

        The B shares are irredeemable; however, the company has the authority to convert, at its option, all remaining B shares in issue after April 23, 2011, if the number is less than 125 million. The conversion into ordinary shares will be based on the market price of ordinary shares at the time of the conversion.

B Shares

        B shareholders are entitled to a non-cumulative preference dividend based on the principal of 245 pence per share. The dividend is the lower of 25 per cent per annum or 75 per cent of the 12 month LIBOR rate. On winding up, the B shareholders are entitled to 245 pence per share and the relevant proportion of the dividends outstanding. B shareholders do not have any voting entitlements except in a resolution relating to a winding up of the company or if the B share dividend has been outstanding for more than six months. B shares are treated as non-equity shares.

UNITED BUSINESS MEDIA PLC

NOTES TO THE FINANCIAL STATEMENTS

24.    Share premium account and reserves

	Share premium account £m	Merger reserve £m	Capital redemption reserve £m	Other reserves £m	Profit and loss account £m	Total £m
At January 1, 2001	299.5	31.3	—	125.0	1,837.4	2,293.2
Retained loss for the year	—	—	—	—	(929.3)	(929.3)
Actuarial loss on pension scheme	—	—	—	—	(49.0)	(49.0)
Adjustment to share capital in respect of
capital reorganization	—	—	31.2	—	—	31.2
Premium on shares issued, net of costs	6.3	—	—	—	—	6.3
B shares purchased by the company*	—	—	—	—	(901.3)	(901.3)
Currency translation	—	—	—	—	16.0	16.0

At December 31, 2001	305.8	31.3	31.2	125.0	(26.2)	467.1
Retained loss for the year	—	—	—	—	(263.2)	(263.2)
Actuarial loss on pension scheme	—	—	—	—	(50.6)	(50.6)
Premium on shares issued, net of costs	2.7	—	—	—	—	2.7
B shares purchased by the company*	—	—	0.3	—	(7.4)	(7.1)
Cancellation of deferred shares	—	—	11.3	—	—	11.3
Currency translation	—	—	—	—	(33.4)	(33.4)

At December 31, 2002	308.5	31.3	42.8	125.0	(380.8)	126.8
Retained loss for the year	—	—	—	—	(72.0)	(72.0)
Actuarial gain on pension scheme	—	—	—	—	11.6	11.6
Premium on shares issued, net of costs	0.9	—	—	—	—	0.9
Ordinary shares repurchased and cancelled	—	—	—	—	(0.3)	(0.3)
B shares purchased by the company*	—	—	0.1	—	(3.3)	(3.2)
Currency translation	—	—	—	—	(20.5)	(20.5)

At December 31, 2003	309.4	31.3	42.9	125.0	(465.3)	43.3

*Return of capital to shareholders in respect of B shares purchased by the company includes costs of £nil (2002: £0.2 million).

        The total Group reserves at December 31, 2003 include £5.7 million (2002: £4.2 million; 2001: £3.8 million) in respect of joint ventures and £(28.9) million (2002: £(28.9) million, 2001: £(28.9) million) in respect of associated undertakings, of which £(12.0) million (2002: £(13.6) million 2001: £(14.9) million) has been dealt with in the profit and loss account and £(11.2) million (2002: £(11.1) million, 2001: £(10.2) million) of exchange has been dealt with in reserves, in line with SSAP 20.

        The profit and loss account reserves excluding the pension liability (see note 31) totaled £(381.4) million at 31 December 2003 ( £(289.9) million at 31 December 2002).

        The prior year adjustment of £48.9 million shown in the comparatives in the Statement of Group Total Recognised Gains and Losses relates to the implementation of FRS 17 “Retirement Benefits”. In 2002, the adjustment included a decrease in opening reserves at 1 January 2001 of £3.9m million, an adjustment to reduce the loss for the year ended 31 December 2001 by £4.0 million and an adjustment to amounts recognised in the Statement of Group Total Recognised Gains and Losses for the year ended 31 December 2001 of £49.0 million, representing the actuarial loss for that year.

        The company received £1.0 million (2002: £2.9 million) on the issue of shares in respect of the exercise of options awarded under various share option plans, of which £1.0 million (2002: £2.9 million) is payable by employees to the Group for the issue of these shares.

        The net amount of foreign currency losses on foreign exchange borrowings less deposits offset in the reserves of the Group was a gain of £13.0 million (2002: gain of £24.0 million, 2001: loss of £(11.3) million).

UNITED BUSINESS MEDIA PLC

NOTES TO THE FINANCIAL STATEMENTS

25.     Commitments and contingent liabilities

        At December 31, 2003 the Group is committed to make payments during the following year under non-cancellable operating leases as follows:

	Year ended December 31
	Land and Buildings		Other
	2002 £m	2003 £m	2002 £m	2003 £m
Operating leases which expire:
Within one year	1.5	1.4	1.9	0.5
Two to five years	6.3	9.8	0.4	0.2
After five years	23.2	21.2	—	—

	31.0	32.4	2.3	0.7

    Capital  expenditure contracted for but not provided in the financial statements amounts to £0.2 million (2002: £0.2 million).

        The company acts as guarantor over a net overdraft facility of £70 million and a foreign exchange line of £50 million that are available to subsidiary undertakings. The company also acts as guarantor over the fixed interest payable on interest rate swaps taken out by a subsidiary undertaking. The company also acts as guarantor over the convertible bonds disclosed in note 20.

26.     Reconciliation of operating loss to cash inflow from operating activities

	Year ended December 31
	As restated 2001 £m	2002 £m	2003 £m
Operating loss	(520.0)	(215.2)	(22.3)
Depreciation charges	23.3	23.2	25.3
Amortization of intangible assets	506.3	247.9	120.1
Share of results of joint ventures	0.3	(1.6)	(2.9)
Share of results of associates	1.6	—	—
Income from other fixed asset investments	(4.3)	(10.4)	(3.9)
Profit on sale of fixed asset investments	—	—	(4.3)
Loss on sale of tangible fixed assets	1.0	0.4	0.3
Payments against provisions	(3.8)	(14.9)	(23.1)
Decrease/(increase) in stocks	5.6	(0.7)	(1.4)
Decrease in debtors	68.8	44.3	12.3
Decrease in creditors	(76.0)	(29.4)	(11.9)
Payments against exceptionals and other restructuring costs	(19.0)	(20.2)	—
Other non-cash items including movements on provisions	30.9	32.1	(3.6)

Net cash inflow from operating activities	14.7	55.5	84.6

        The effect of exceptional items on cash inflow from operating activities was an outflow of £nil million (2002: £30.0 million).

UNITED BUSINESS MEDIA PLC

NOTES TO THE FINANCIAL STATEMENTS

27.     Analysis of movement in net cash

	At January 1, 2001 £m	Cash flow £m	Other non-cash movements £m	Exchange movements £m	At December 31, 2001 £m
Cash at bank and in hand	1,115.2				353.0
Overdrafts	—				(0.2)

	1,115.2				352.8
Less deposits treated as liquid resources	(1,093.3)				(343.0)

	21.9	(12.1)	—	—	9.8
Debt due after one year	(590.5)	(255.9)	(2.0)	(10.9)	(859.3)
Debt due within one year	(41.1)	1.7	—	—	(39.4)

	(609.7)	(266.3)	(2.0)	(10.9)	(888.9)
Deposits included in cash	1,093.3	(755.1)	—	4.8	343.0
Current asset investments	1,069.4	(469.0)	—	(5.2)	595.2

Total	1,553.0	(1,490.4)	(2.0)	(11.3)	49.3

	At January 1, 2002 £m	Cash flow £m	Other non-cash movements £m	Exchange movements £m	At December 31, 2002 £m
Cash at bank and in hand	353.0				96.7
Overdrafts	(0.2)	(0.2)			(0.2)

	352.8				96.5
Less deposits treated as liquid resources	(343.0)				(75.4)

	9.8	13.0	—	(1.7)	21.1
Debt due after one year	(859.3)	211.8	(6.2)	70.2	(583.5)
Debt due within one year	(39.4)	23.6	—	—	(15.8)

	(888.9)	248.4	(6.2)	68.5	(578.2)
Deposits included in cash	343.0	(264.4)	—	(3.2)	75.4
Current asset investments	595.2	42.4	—	(41.3)	596.3

Total	49.3	26.4	(6.2)	24.0	93.5

	At January 1, 2003 £m	Cash flow £m	Other non-cash movements £m	Exchange movements £m	At December 31, 2003 £m
Cash at bank and in hand	96.7				185.9
Overdrafts	(0.2)				(2.7)

	96.5				183.2
Less deposits treated as liquid resources	(75.4)				(169.5)

	21.1	(6.5)	—	(0.9)	13.7
Debt due after one year	(583.5)	470.8	(0.7)	11.5	(101.9)
Debt due within one year	(15.8)	(490.7)	(1.3)	47.8	(460.0)

	(578.2)	(26.4)	(2.0)	58.4	(548.2)
Deposits included in cash	75.4	103.3	—	(9.2)	169.5
Current asset investments	596.3	(134.9)	—	(36.2)	425.2

Total	93.5	(58.0)	(2.0)	13.0	46.5

        Cash deposits held in respect of letters of credit included in cash above amounted to £6.1 million in 2003.

UNITED BUSINESS MEDIA PLC

NOTES TO THE FINANCIAL STATEMENTS

28.     Disposal of subsidiary undertakings and businesses (continued)

        There were no material disposals in 2002.

        The following summarizes disposals during the previous three years.

Disposals
April 2001	Springboard Internet Services Ltd, (LineOne) for a cash consideration of £22.4 million.
February 2003	Sporting Index for a cash consideration of £9.1 million.

29.     Purchase of subsidiary undertakings and businesses

2003 Total £m
Gross cost of acquisitions in the year	144.6
Cash at acquisition	(8.4)

Cost of acquisitions	136.2
Adjustments to goodwill in respect of prior year acquisitions	(6.3)

Cash paid in the year net of cash acquired (including £4.0 million relating to joint ventures)	129.9

Gross cost of acquisitions represents:
Goodwill	137.3
Fixed assets	9.7
Net current assets	5.1
Provisions for liabilities and charges	(4.3)
Pension liability	(3.2)

144.6

        Adjustments to goodwill in respect of prior year acquisitions include an adjustment for deferred consideration for the 2001 acquisition of Allison-Fisher International, Inc. Under the earn out arrangement, if certain profit targets over the period from acquisition until 30 June 2004 are met, additional consideration of up to $33.0 million may be payable. The amount provided reflects the latest estimate of the amount which will be payable.

        There were no acquisitions in 2002.

2001 Total £m
Gross cost of acquisitions in the year	134.4
Cash at acquisition	(10.4)

Cost of acquisitions	124.0
Amounts not paid in the year	(2.6)

Cash paid in the year net of cash acquired (including £4.0 million relating to joint ventures)	121.4

Gross cost of acquisitions represents:
Goodwill	132.4
Fixed assets	3.2
Net current liabilities	(0.3)
Creditors due after more than one year	(0.9)

134.4

UNITED BUSINESS MEDIA PLC

NOTES TO THE FINANCIAL STATEMENTS

29.     Purchase of subsidiary undertakings and businesses (continued)

        The following table sets out the book values of the identifiable assets and liabilities acquired and their provisional fair value to the Group:

	2003	2003	2003	2003
	Book net assets on acquisition £m	Revaluations £m	Alignment of accounting policies £m	Fair value of assets/ (liabilities) acquired £m
Acquisitions:
Fixed assets
- Tangible fixed assets	11.9	(1.8)	(0.4)	9.7
- Investments	0.7	(0.7)	—	—
Current assets/(liabilities):
- Cash	8.4	—	—	8.4
- Stocks	3.3	—	—	3.3
- Debtors and other current assets	22.0	(1.6)	(0.7)	19.7
- Creditors falling due within one year	(26.2)	—	(0.1)	(26.3)
Provisions for liabilities and charges	—	(4.3)	—	(4.3)
Pension liability	—	—	(3.2)	(3.2)

	20.1	(8.4)	(4.4)	7.3

	2001	2001		2001	2001
	Book net assets on acquisition £m	Revaluations £m		Alignment of accounting policies £m	Fair value of assets/ (liabilities) acquired £m
Acquisitions:
Fixed assets
- Intangible fixed assets	1.9	—		(1.8)	0.1
- Tangible fixed assets	5.3	(2.5)		(1.3)	1.5
- Investments	1.6	—		—	1.6
Current assets/(liabilities):
- Cash	10.4	—		—	10.4
- Stocks	0.3	—		5.2	5.5
- Debtors and other current assets	33.4	(5.4)		—	28.0
- Creditors falling due within one year	(35.3)	(2.9)		(6.0)	(44.2)
Creditors falling due after more than one year	(0.9)	—		—	(0.9)

	16.7	(10.	8)	(3.9)	2.0

        The adjustments for accounting policies are principally to align capitalization, amortization and revenue recognition policies with those of the Group. Revaluations principally represent adjustments to state assets of the acquired business at their recoverable amounts and to reflect liabilities not previously recognized.

        The audited financial statements of Aprovia UK for the year ended 31 December 2002 show a loss after tax of £4.9 million. Profit after tax for the period from 1 January 2003 to the date of acquisition was £4.8 million. The audited financial statements of Eurisko for the year ended 31 December 2002 show profit after tax of €2.0 million. Profit after tax for the period from 1 January 2003 to the date of acquisition was €1.5 million. The unaudited financial statements of The Oncology Group and Cliggott Publishing for the year ended 31 December 2002 show loss after tax of $0.1 million. Profit after tax for the period from 1 January 2003 to the date of acquisition was $2.5 million.

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

        The following summarizes the most significant acquisitions during the previous three years:

Acquisitions
March 8, 2001	Cyperus SA, a French corporate communications company, was acquired for an initial consideration of £7.0 million.
June 26, 2001	Allison-Fisher International, Inc. a U.S. market research company specializing in the automotive industry was acquired for an initial consideration of $45.0 million. The consideration is subject to an earn out arrangement. If certain profit targets over the period from acquisition until 30 June 2004 are met, maximum consideration of up to an additional $33.0 million may be payable.
July 5, 2001	50% of the Dutch national news agency’s news release distribution division, ANPSS, was acquired for(euro)6.5 million in cash.
August 3, 2001	Roper Starch Worldwide LLC, a U.S. market research company, was acquired for $88.0 million.
September 7, 2001	Kenko Sangyo Shimbun Inc, a Japanese exhibition and publishing Group, was acquired for a net consideration of $8.0 million.
December 20, 2001	Cozint, a specialist online healthcare research and consulting Group, was acquired for $10.5 million.
April 22, 2003	The 50% shareholding in Property Media Limited not already owned by the Group was acquired for £3.1 million cash.
May 14, 2003	Interior Design Handbook was acquired for £1.7 million in cash.
July 22, 2003	Aprovia UK was acquired for £86.6 million in cash including £1.3 million of costs. Aprovia UK owns the Builder Group, a UK construction publisher and event organizer and Barbour index, an information services provider to professionals in the UK construction and health and safety sectors. The audited financial statements for the year ended December 31, 2002 show a loss after tax of £4.9 million. Profit after tax for the period from January 1, 2003 to the date of acquisition was £4.8 million.
August 19, 2003	This Caring Business was acquired for £1.8 million cash including £0.1 million of costs.
November 3, 2003	The Oncology Group and Cliggott Publishing were acquired for $37.8 million in cash including $0.3 million of costs.
December 18, 2003	Eurisko was acquired for(euro)33 million in cash. The unaudited financial statements of Eurisko for the year ended December 31, 2002 show profit after tax of(euro)2.0 million. Profit after tax for the period from January 1, 2003 to the date of acquisition was(euro)1.5 million.

        All of the above 2003 purchases have been accounted for as acquisitions and goodwill is being amortized over ten years.

UNITED BUSINESS MEDIA PLC

NOTES TO THE FINANCIAL STATEMENTS

30.     Particulars of employees

        The average number of persons employed in the Group, including directors, during the year was as follows:

	Year ended December 31
	2001	2002	2003
Category
CMP Media	2,332	1,663	1,434
CMP Asia	328	322	332
CMP Information	1,300	917	879
United Advertising Publications	803	724	731

Professional media	4,763	3,625	3,376
News distribution	1,055	889	854
Market research	1,748	1,648	1,541

	7,566	6,162	5,771

	Year ended December 31
	2001	2002	2003
Location
United Kingdom	2,936	2,388	2,431
North America	4,196	3,376	2,933
Europe and Middle East	104	89	80
Pacific	330	309	327

	7,566	6,162	5,771

        The amounts shown against “CMP Media” and “CMP Information” for 2002 in the tables above have been restated to reflect the intra-group transfer of CMP Europe.

        Total staff costs, including directors’ emoluments, were:

	Year ended December 31
	Restated 2001 £m	2002 £m	2003 £m
Wages and salaries	293.3	254.5	231.8
Social security costs	32.6	32.6	28.3
Other pension costs	13.7	13.4	11.3

	339.6	300.5	271.4
Exceptional employee costs	18.5	—	—

	358.1	300.5	271.4

        Over the past three years, primarily as a result of the downturn in the United States market, UBM has undertaken a cost reduction and reorganization program involving Group redundancies of approximately 2,700 staff.

        During 2001, the Group also incurred exceptional payments relating to redundancy of £23.4 million. There were no such exceptional redundancy payments in 2002 or 2003.

Directors’ emoluments:

	Year ended December 31
	2001 £m	2002 £m	2003 £m
Fees	0.4	0.4	0.4
Remuneration and benefits in kind	1.5	1.6	1.6
Compensation for loss of office	—	0.1	—
Bonuses	0.1	0.3	0.8
MTIP			0.6
Contributions to defined contribution pension scheme	0.2	0.1	0.1

	2.2	2.5	3.5

UNITED BUSINESS MEDIA PLC

NOTES TO THE FINANCIAL STATEMENTS

30.     Particulars of employees (continued)

Table of Individual Directors’ Remuneration

	Year ended December 31
	Basic salary £	Fees (6) £	Benefits (1) £	Bonus (2) £	MTIP (4) £	Total 2003 £	Total 2002 £
Directors
Clive Hollick	668,367		17,850	359,250	267,347	1,312,814	686,217
Charles Gregson(5)	292,633		13,633	193,125	123,600	622,991	445,226
Malcolm Wall	325,000		30,129	136,500	53,300	544,929	405,208
Nigel Wilson	310,000		41,380	158,100	124,000	633,480	391,461
Geoffrey Unwin		200,000				200,000	64,685
John Botts		43,750				43,750	40,000
Jonathan Newcomb		35,000				35,000	35,000
Christopher Powell		39,167				39,167	35,000
Adair Turner		43,750				43,750	35,795
Fields Wicker-Miurin		35,000				35,000	35,000

Former directors
Sir Ronald Hampel(3)	—	—	—	—	—	—	251,552

Total	1,596,000	396,667	102,992	846,975	568,247	3,510,881	2,425,144

_________________

(1)	Benefits are non-pensionable car and cash allowances. Benefits for Malcolm Wall and Nigel Wilson include allowances in relation to pension commitments.

(2)

Directors may be invited to sacrifice part or all of their cash bonus to the UBM Senior Executive Equity Participation Plan, or SEEPP, as described in Item 6.E. Share Ownership – Directors’ Interests in long term incentive schemes.

(3)

Sir Ronald Hampel ceased to be chairman with effect from November 5, 2002 and the above table reflects his remuneration up to that date. He continued to receive fees in accordance with the company’s obligations in the terms of his appointment for the remainder of his notice period which would otherwise have expired on March 27, 2003. The figure in the above table includes £82,108 of such fees and the value of secretarial services provided. With effect from October 1, 2000, 50 percent of the fees otherwise payable to Sir Ronald Hampel were provided to him in the form of a provisional allocation of ordinary shares in the company to which he became entitled, subject to certain conditions, on his retirement from the board. The cash equivalent of these provisional allocations of shares was reported as part of Sir Ronald’s remuneration for the periods in question. He became unconditionally entitled to receive the shares on November 5, 2002.

(4)

The MTIP column shows the cash value of bonuses earned under this deferred bonus plan in respect of 2003. These cash values have been converted into ordinary shares at a price of 290.8 pence, which was the average market value of these shares during December 2002, and executive directors were awarded nil cost options over these shares in March 2004.

(5)

The company receives a contribution of £93,617 from ICAP plc in consideration for making available Charles Gregson’s services as chairman of that company. Charles Gregson’s remuneration shown in the table above is net of that contribution.

(6)

Non-executive directors’ fees include an element payable in the form of ordinary shares, as described in “Item 6.C. board Practices — Policy on remuneration of non-executive directors”. The cash element of Christopher Powell’s fee is paid to BMP DDB Limited, while that of John Botts is paid to Botts & Company Limited.

UNITED BUSINESS MEDIA PLC

NOTES TO THE FINANCIAL STATEMENTS

31. Pensions

        The Group operates a number of defined benefit pension schemes in the U.K. and overseas. The most recent actuarial valuations were carried out at various dates between April 5, 2002 and April 5, 2003 and updated to December 31, 2003 by independent qualified actuaries using the projected unit method.

        The financial assumptions used to calculate the present value of scheme liabilities under FRS 17 are:

	Year ended December 31
	2001%	U.K. Schemes 2002%	2003%	2001%	U.S. Schemes 2002%	2003%
Discount rate	6.00	5.60	5.50	7.25	6.75	6.25
Inflation assumption	2.75	2.50	2.50	n/a	2.50	2.50
Rate of increase in salaries	4.75	4.00	4.00	6.00	4.00	4.00
Rate of increase in pensions in
payment on post April 1997 pension	2.75	2.50	2.50	n/a	n/a	n/a

        The assets in the scheme and expected return on assets were:

	2001	% of Total	Expected return on assets	2002	% of Total	Expected return on assets	2003	% of Total	Expected return on assets
U.K. Schemes	£m		%	£m		%	£m		%
Equities	182.0	54.8	6.5	151.4	52.2	6.0	168.5	49.2	6.3
Bonds	143.0	43.1	5.5	131.1	45.2	4.7	167.2	48.8	5.0
Insurance policies	4.9	1.5	6.0	5.0	1.7	5.6	5.7	1.7	5.5
Cash	2.0	0.6	4.0	2.5	0.9	4.0	0.9	0.3	3.75

Total	331.9			290.0			342.3

	At December 31
	2001	% of Total	Expected return on assets	2002	% of Total	Expected return on assets	2003	% of Total	Expected return on assets
	£m		%	£m		%	£m		%
U.S. Schemes
Equities	11.0	61.1	8.0	8.5	59.4	8.0	12.6	60.9	8.75
Bonds	7.0	38.9	7.0	5.8	40.6	6.8	8.1	39.1	6.08
Insurance policies	—	—	n/a	—	—	n/a	—	—	n/a
Cash	—	—	n/a	—	—	n/a	—	—	n/a

Total	18.0			14.3			20.7

UNITED BUSINESS MEDIA PLC

NOTES TO THE FINANCIAL STATEMENTS

31.     Pensions (continued)

        The following amounts at December 31, 2003 were measured in accordance with the requirements of FRS 17:

	At December 31
	2001 £m	U.K. Schemes 2002 £m	2003 £m	2001 £m	U.S. Schemes 2002 £m	2003 £m
Total market value of assets	331.9	290.0	342.3	18.0	14.3	20.7
Present value of scheme liabilities .	(363.9)	(370.6)	(415.4)	(27.0)	(24.6)	(27.0)

Deficit in the scheme	(32.0)	(80.6)	(73.1)	(9.0)	(10.3)	(6.3)
Irrecoverable surplus	—	—	(4.5)	—	—	—

Recoverable deficit	(32.0)	(80.6)	(77.6)	(9.0)	(10.3)	(6.3)
Related deferred tax asset*	—	—	—	—	—	—

Net pension liability	(32.0)	(80.6)	(77.6)	(9.0)	(10.3)	(6.3)

* The related deferred tax asset has not been recognized, having given consideration to the likelihood of recovery of the balance.

	Year ended December 31
Analysis of amount charged to operating profit in respect of defined benefit schemes	2001 £m	U.K. Schemes 2002 £m	2003 £m	2001 £m	U.S. Schemes 2002 £m	2003 £m
Current service cost	2.6	2.0	3.0	4.4	3.8	2.6
Past service cost (gross)	0.6	0.2	—	—	(0.6)	—

	3.2	2.2	3.0	4.4	3.2	2.6
Curtailments/settlements (gross)	(1.2)	(0.7)	—	(3.7)	—	—

Total operating charge	2.0	1.5	3.0	0.7	3.2	2.6

        Curtailment credits in 2001 have been included within exceptional items as they originate from the significant restructuring activity that occurred during the year.

	Year ended December 31
	U.K. Schemes		U.S. Schemes
	2002	2003	2002	2003
Movement in deficit during the year	£m	£m	£m	£m
Deficit in the scheme at beginning of the year	(32.0)	(80.6)	(9.0)	(10.3)
Movement in year:
Acquisition	—	(3.2)	—	—
Current service cost	(2.0)	(3.0)	(3.8)	(2.6)
Employer contributions	3.1	4.4	3.7	5.3
Past service costs	(0.2)	—	0.6	—
Settlement/curtailments	0.7	—	—	—
Other finance expense	(1.8)	(5.1)	(0.3)	(0.4)
Actuarial (loss)/ gain before deduction of irrecoverable surplus	(48.4)	14.4	(2.2)	1.7
Effect of currency translation	—	—	0.7	—

Deficit in scheme at end of year	(80.6)	(73.1)	(10.3)	(6.3)

        The pension deficit at 31 December 2003, as shown on the consolidated balance sheet includes an amount in respect of irrecoverable surpluses of £4.5 million.

	Year ended December 31
	U.K. Schemes				U.S. Schemes
	2002		2003		2002	2003
Analysis of amount charged to other finance expense	£m		£m		£m	£m
Expected return on pension scheme assets	19.4		16.1		1.3	1.3
Interest on pension scheme liabilities	(21.	2)	(21.	2)	(1.6)	(1.7)

Net return	(1.8)		(5.1)		(0.3)	(0.4)

UNITED BUSINESS MEDIA PLC

NOTES TO THE FINANCIAL STATEMENTS

31.     Pensions (continued)

	Year ended December 31
	U.K. Schemes		U.S. Schemes
	2002	2003	2002	2003
Analysis of amount recognized in statement of total recognized gains and losses (STRGL)	£m	£m	£m	£m
Actual return less expected return on pension scheme assets	(48.4)	24.7	(2.6)	2.6
Experience gains and losses arising on the scheme liabilities .	9.8	1.9	—	(0.2)
Changes in assumptions underlying the present value of the scheme
liabilities	(9.8)	(16.7)	0.4	(0.7)

Actuarial loss recognized in the STRGL	(48.4)	9.9	(2.2)	1.7

	At December 31
History of experience gains and losses	U.K. Schemes 2002 £m	2003 £m	U.S. Schemes 2002 £m	2003 £m
Difference between the expected and actual return on scheme assets:
Amount	(48.4)	24.7	(2.6)	2.6
Percentage of scheme assets at period end	(17%)	7%	(18%)	13%
Experience gains and losses of scheme liabilities:
Amount	9.8	1.9	—	(0.2)
Percentage of the present value of the scheme liabilities at period end	3%	n/a	—	1%
Total amount recognized in statement of total recognized gains and losses:
Amount	(48.4)	9.9	(2.2)	1.7
Percentage of the present value of the scheme liabilities at period end	(13%)	2%	(9%)	(6%)

        In 2003, the pension schemes included in the FRS 17 calculations were the United Pension Plan, the United Magazines Final Salary Scheme, the defined benefit section of the United Group Pension Scheme, The Builder Group Pension Scheme, the CMP Media LLC Cash Balance Retirement Plan, the United News Executive Pension Scheme, the Audits and Surveys Worldwide Account Balance Plan and the CMP Post Retirement Medical Plan.  Four of these plans were included for the first time in 2003 — the United News Executive Pension Scheme which has a surplus that has been deemed irrecoverable under FRS17, the Audits and Surveys Worldwide Account Balance Plan and the CMP Post Retirement Medical Plan, which have deficits of £0.7m and £0.5m respectively and The Builder Group Pension Scheme acquired as part of Aprovia UK.

        The U.K. schemes are closed to new members, hence under the projected unit method the current service cost (expressed as a percentage of salary) will increase as the members of the scheme approach retirement.

        The Group is making additional contributions to eliminate MFR deficits in the UK. Contributions in the UK defined benefit schemes are being reviewed following the results of new valuations and are expected to increase to £11.8 million, (2003: £3.8 million) per annum from 2004. Contributions to the US plan are expected to be £4.0 million in 2004 (2003: £5.5 million).

        The pension cost for the defined contribution schemes for the year ended 31 December 2003 is as follows:

	Year ended December 31
Defined contribution schemes	2001 £m	2002 £m	2003 £m
- U.K	2.0	2.0	2.6
- U.S.	4.4	3.2	3.1

Total for the year	6.4	5.2	5.7

UNITED BUSINESS MEDIA PLC

NOTES TO THE FINANCIAL STATEMENTS

32.    Related party transactions

        The Group entered into the following transactions with related parties during the year:

Transactions with related parties	Nature of transactions	Value of transactions Year ended December 31, 2001 £m	Balances (owed by)/ due to the Group at December 31, 2002 £m	Value of transactions Year ended December 31, 2002 £m	Balances (owed by)/ due to the Group at December 31, 2003 £m	Value of transactions Year ended December 31, 2003 £m
Asia Pacific Leather Fair	Loan and
	management fees	2.0	(1.3)	1.8	1.4	1.5

Canada Newswire Group Limited	Newswire Service	1.7	0.4	0.5	0.7	1.5

Channel 5 Television Group	Loans and
Limited	interest receivable	7.4	193.5	8.9	204.0	8.8

SDN Limited	Loans and
	interest receivable	0.3	13.2	0.3	13.3	0.1

        Merrill Lynch are one of the company’s stockbrokers and also provides treasury services. Adair Turner, a non-executive director of UBM, is vice-chairman of Merrill Lynch Europe plc. For additional information refer to the Corporate Governance Statement.

UNITED BUSINESS MEDIA PLC

NOTES TO THE FINANCIAL STATEMENTS

33.     Share options

At December 31, 2003 options granted over the company’s ordinary shares of 25 pence under employee share option schemes were outstanding as detailed below. At 31 December 2003 the market price of the company’s ordinary shares was 491.5p.

Date of grant	Number of shares	Exercise price (p)		Exercise dates from	Exercise dates to	Remaining contractual life (years)

United U.K. Executive Schemes
09/24/1996	4,300	692.5		09/24/1999	09/24/2006	2.9
03/26/1997	15,600	754.5		03/26/2000	03/26/2007	3.3
09/25/1997	7,894	760.0		09/25/2000	09/25/2007	3.9
12/14/1998	93,920	511.0		12/14/2001	12/14/2008	5.0
09/16/1999	4,940	607.0		09/16/2002	09/16/2009	5.9
03/03/2000	113,526	867.2		03/03/2003	03/03/2010	6.3
05/08/2001	133,953	724.8		05/08/2004	05/08/2011	7.5
08/08/2001	10,072	595.7		08/08/2004	08/08/2011	7.8
03/08/2002	156,780	574.0		03/08/2005	03/08/2012	8.3
04/09/2003	261,498	247.3		04/09/2006	04/09/2013	9.4

United International Executive Schemes

04/27/1994	10,000	607.8		04/27/1997	04/27/2004	0.4
04/04/1995	10,000	482.5		04/04/1998	04/04/2005	1.4
04/19/1996	35,000	658.5		04/19/1999	04/19/2006	2.4
06/05/1996	58,448	702.5		06/05/1999	06/05/2006	2.6
09/16/1996	222,707	686.0		09/16/1999	09/16/2006	2.9
09/24/1996	205,700	669.5		09/24/1999	09/24/2006	2.9
03/26/1997	57,200	731.5		03/26/2000	03/26/2007	3.3
09/25/1997	37,106	742.0		09/25/2000	09/25/2007	3.9
12/14/1998	991,950	511.0		12/14/2001	12/14/2008	4.9
09/16/1999	19,060	607.0		09/16/2002	09/16/2009	5.9
03/03/2000	673,997	867.2		03/03/2003	03/03/2010	6.3
05/09/2000	55,465	753.0		05/09/2003	05/09/2010	6.5
12/18/2000	2,119,100	843.0		12/18/2003	12/18/2010	6.9
12/18/2000	481,000	843.0		12/18/2004	12/18/2010	6.9
05/08/2001	1,720,797	724.8		05/08/2004	05/08/2011	7.5
05/08/2001	731,000	724.8		05/08/2004	05/08/2011	7.5
08/08/2001	103,928	595.7		08/08/2004	08/08/2011	7.8
08/08/2001	104,000	595.7		08/08/2005	08/08/2011	7.8
12/19/2001	1,150,000	529.0		12/19/2004	12/19/2011	7.9
12/19/2001	1,150,000	529.0		12/19/2005	12/19/2011	7.9
03/08/2002	2,298,220	574.0		03/08/2005	03/08/2012	8.3
08/22/2002	1,585,000	277.2		08/22/2005	08/22/2012	8.7
08/22/2002	1,585,000	277.2		08/22/2006	08/22/2012	8.7
04/09/2003	2,702,502	247.3		04/09/2006	04/09/2013	9.3

MAI 1991 Executive Scheme

10/13/1994	126,080	374.2		10/13/1997	10/13/2004	0.8
10/18/1995	54,400	490.6		10/18/1998	10/18/2005	1.8

United SAYE Schemes
11/01/1996	12,738	532.6		02/01/2000	08/01/2004	0.7
10/31/1997	1,662	632.7		02/01/2001	08/01/2005	1.7
12/15/1998	50,626	514.8		02/01/2002	08/01/2006	2.7
09/17/1999	23,752	497.0		12/01/2002	06/01/2007	3.7
04/20/2001	141,048	488.3		12/01/2004	12/01/2008	4.9
04/15/2002	71,363	480.6		06/01/2005	12/01/2009	5.9
04/10/2003	2,097,623	160.5		06/01/2006	12/01/2010	6.9

United International Sharesave Plan*

01/04/1999	13,017	514.8	*	02/01/2002	08/01/2004	0.7
09/30/1999	11,186	497.0	*	12/01/2002	06/01/2005	1.5
04/20/2001	79,633	488.3	*	12/01/2004	12/01/2006	2.9
04/26/2002	66,928	480.6	*	06/01/2005	12/01/2007	3.9
04/10/2003	1,026,088	160.5	*	06/01/2006	12/01/2008	4.9

*The option price is quoted in each country in the local currency, and has been translated at the exchange rate on the date of grant.

UNITED BUSINESS MEDIA PLC

NOTES TO THE FINANCIAL STATEMENTS

33.     Share options (continued)

The movement in shares under option during the year was as follows:

	United Executive Schemes*	United SAYE Schemes*	MAI Executive Schemes	MAI SAYE Schemes	United International Sharesave Schemes	Weighted average exercise price (p)
Balance at January 1, 2001	12,010,503	1,912,245	735,040	78,160	382,766	701.84
Granted during the year	6,703,500	618,014	—	—	331,981	628.13
Exercised during the year	(727,731)	(717,074)	(166,400)	(42,391)	(54,900)	506.77
Expired, cancelled or lapsed	(2,868,714)	(708,837)	(4,800)	(8,978)	(109,354)	734.29

Balance at December 31, 2001	15,117,558	1,104,348	563,840	26,791	550,493	681.63

Granted during the year	6,240,000	262,129	—	—	214,729	405.86
Exercised during the year	(152,640)	(90,632)	(102,400)	(2,471)	—	427.67
Expired, cancelled or lapsed	(990,512)	(441,419)	(128,000)	(7,648)	(276,891)	524.30

Balance at December 31, 2002	20,214,406	834,426	333,440	16,672	488,331	605.07

Granted during the year	3,096,000	2,169,211	—	—	1,034,515	203.16
Exercised during the year	(218,000)	(2,770)	(92,800)	—	—	299.93
Expired, cancelled or lapsed	(4,182,743)	(602,055)	(60,160)	(16,672)	(325,994)	664.20

Balance at December 31, 2003	18,909,663	2,398,812	180,480	—	1,196,852	484.47

Shares exercisable:
At December 31, 2001	2,423,496	101,490	563,840	26,791	19,077	543.04
At December 31, 2002	2,203,545	258,059	333,440	16,672	93,767	549.20
At December 31, 2003	4,735,913	88,778	180,480	—	24,203	729.33

*Including the Blenheim scheme in 2001.

UNITED BUSINESS MEDIA PLC

NOTES TO THE FINANCIAL STATEMENTS

34.	Summary of Differences Between United Kingdom and United States Generally Accepted Accounting Principles (“U.K. GAAP” and “U.S. GAAP”)

        The following is a summary of material adjustments to net income, shareholders’ equity and financial position, which would be required if accounting principles generally accepted in the United States had been applied.

A.     RECONCILIATION OF NET (LOSS)/ INCOME

	Year ended December 31
	2001 £m		2002 £m		2003 £m
Loss for the financial year in accordance with U.K. GAAP	(564.2)		(239.0)		(41.4)
Adjustments:
a) Goodwill and other intangible assets:
(i) Amortization of goodwill	7.3		249.1		120.5
(ii) Transitional adjustment for adoption of SFAS 142	—		(298.8)		—
(iii) Impairment of goodwill during year	—		(102.1)		—
(iv) Deferred compensation on acquisition	—		—		(4.9)
(v) Amortization of intangible assets	(2.8)		(6.3)		(5.4)
(vi) Impairment of identified intangible assets	—		(5.8)		—
b) Investments:
(i) Cost to equity accounting	(41.6)		(12.8)		(4.5)
(ii) Consolidation of subsidiary	—		—		0.4
(iii) Negative equity investments	(2.3)		—		—
(iv) Investment in own shares	—		7.4		—
(v) Mark to market on interest rate swaps	(9.8)		12.2		(8.7)
(vi) Amortization cumulative SFAS 133 transition adjustment	0.6		0.5		0.5
c) Pension costs	17.7		(4.1)		(8.6)
d) Deferred tax:
(i) Deferred tax SFAS 109 adjustments	14.2		(10.2)		—
(ii) Deferred tax effect of reconciling items	(6.5)		—		9.5
(iii) Deferred tax valuation allowance	(47.3)		3.4		2.3
e) Stock compensation	3.1		0.2		(4.1)
f) Re-calculated profit on disposal of subsidiaries	1.5		—		—

Net (loss)/income as adjusted to conform with U.S. GAAP	(630.1)		(406.3)		55.6

Arising from:
Income from continuing operations before effect of adoption of SFAS 142	(630.1)		(107.5)		55.6
Effect of adoption of SFAS142	—		(298.8)		—

Net (loss)/income (before B shares)	(630.1)		(406.3)		55.6

Non-equity dividend	(0.7)		(0.6)		(0.4)

Net (loss)/income - Basic	(630.8)		(406.9)		55.2

Bond interest saved (net of tax)	—		—		3.7

Net (loss)/income - Diluted	(630.8)		(406.9)		58.9

Per share - Basic
(Loss)/income from continuing operations before effect of adoption of SFAS 142	(163.4	)p	(32.2	)p	16.6	p
Effect of adoption of SFAS 142	—		(89.5	)p	—

Net (loss)/income (before B shares)	(163.4	)p	(121.7	)p	16.6	p

Non-equity dividend	(0.2	)p	(0.2	)p	(0.1	)p

Net (loss)/income - Basic	(163.6	)p	(121.9	)p	16.5	p

Per share - Diluted
(Loss)/income from continuing operations before effect of adoption of SFAS 142	(163.4	)p	(32.2	)p	15.4	p
Effect of adoption of SFAS 142	—		(89.5	)p	—

Net (loss)/income (before B shares)	(163.4	)p	(121.7	)p	15.4	p

Non-equity dividend	(0.2	)p	(0.2	)p	(0.1	)p

Net (loss)/income - Diluted	(163.6	)p	(121.9	)p	15.3p

Weighted average number of shares outstanding (’000)	385,710		333,773		334,173
Share options outstanding at December 31 (’000)	—		—		2,570
Convertible loan stock (’000)	—		—		47,803

Diluted weighted average number of shares outstanding (’000)	385,710		333,773		384,546

UNITED BUSINESS MEDIA PLC

NOTES TO THE FINANCIAL STATEMENTS

34.	Summary of Differences Between United Kingdom and United States Generally Accepted Accounting Principles (“U.K. GAAP” and “U.S. GAAP”)

B.	CONSOLIDATED STATEMENTS OF INCOME

	Year ended December 31
	2001 £m	2002 £m	2003 £m
Net revenue	932.5	793.4	764.2
Costs and expenses	(929.3)	(736.9)	(686.9)
Amortization of intangible assets	(511.8)	(414.0)	(6.6)
Loss on sale and closures of operations	(51.5)	(54.0)	—

Operating (loss)/income	(560.1)	(401.5)	70.7

Other (expenses)/income
Share in losses of associated undertakings and joint ventures	(36.2)	(10.2)	(4.2)
Interest income	36.4	10.1	9.4
Investment (expense)/income	(4.9)	18.7	(8.2)

(Loss)/ expense before taxes	(564.8)	(382.9)	67.7

Income tax expenses	(63.3)	(21.6)	(10.3)
Minority interest	(2.0)	(1.8)	(1.8)

(Loss)/ expense	(630.1)	(406.3)	55.6

Net (loss)/ income	(630.1)	(406.3)	55.6

UNITED BUSINESS MEDIA PLC

NOTES TO THE FINANCIAL STATEMENTS

34.	Summary of Differences Between United Kingdom and United States Generally Accepted Accounting Principles (“U.K. GAAP” and “U.S. GAAP”) (continued)

C.	RECONCILIATION OF SHAREHOLDERS’ EQUITY

	At December 31
	2002 £m	2003 £m
Shareholders’ funds in accordance with U.K. GAAP	211.3	127.8
Adjustments:
a) Goodwill:
(i) Cost differences	(1,045.3)	(962.9)
(ii) Amortization	1,182.3	1,213.8
b) Other intangibles:
(i) Cost differences	32.2	27.5
(ii) Amortization	(2.9)	(6.4)
c) Tangible Fixed Assets:
(i) Consolidation of subsidiary	—	1.6
d) Fixed Asset Investments:
(i) Cost to equity accounting	(54.5)	(58.8)
(ii) Amortization of goodwill joint ventures and associates	4.1	5.0
(iii) Consolidation of subsidiary	—	(4.4)
(iv) Investment in own shares	(4.1)	(4.1)
(v) Marketable securities	5.9	8.1
(vi) Mark to market on interest rate swaps	14.9	6.7
(vii) SFAS 133 transition adjustment	1.4	0.9
e) Debtors:
(i) Consolidation of subsidiary	—	2.7
f) Cash at bank:
(i) Consolidation of subsidiary	—	5.2
g) Current liabilities:
(i) Stock compensation	(26.1)	(30.2)
(ii) Proposed final dividend	13.9	19.5
(iii) Consolidation of subsidiary	—	(1.4)
h) Provisions for liabilities and charges:
(i) Pension costs-effect of adopting SFAS 87	14.3	15.6
i) Deferred tax:
(i) Deferred tax effect of reconciling items	(34.9)	(8.3)
(ii) Deferred tax valuation allowance	15.8	2.6
j) Minority interest in profit and loss account:
(i) Consolidation of subsidiary	—	3.4

Shareholders’ equity adjusted to conform with U.S. GAAP	328.3	363.9

D.	RECONCILIATION OF THE MOVEMENT IN U.S. GAAP SHAREHOLDERS’ EQUITY AND COMPREHENSIVE INCOME/(LOSS)

	At December 31
	2001 £m	2002 £m	2003 £m
U.S. GAAP Shareholders’ equity at January 1	2,838.9	899.8	328.3
Net (loss)/ income for the year	(630.1)	(406.3)	55.6
Other comprehensive (loss)/ income:
Currency translation	16.2	(28.6)	(23.1)
Minimum pension liability adjustment	(16.2)	(117.2)	20.5
Unrealized profit on marketable securities	0.2	3.5	3.8
Effect of SFAS 133 adoption	1.8	—	—
Amortization of effect of SFAS 133 adoption	—	(0.5)	(0.5)

Total comprehensive (loss)/ income	(628.1)	(549.1)	53.7
Purchase of treasury stock	2.2	(4.2)	—
Consolidation of subsidiary	—	—	6.5
Step accounting adjustment	—	—	0.4
Equity dividends paid in year	(93.2)	(13.1)	(24.6)
Non-equity dividends paid in year	(325.3)	(0.6)	(0.4)
New share capital subscribed	6.6	2.9	1.0
Return of capital to shareholders	(901.3)	(7.4)	(3.6)

U.S. GAAP Shareholders’ equity at December 31	899.8	328.3	363.9

UNITED BUSINESS MEDIA PLC

NOTES TO THE FINANCIAL STATEMENTS

34.	Summary of Differences Between United Kingdom and United States Generally Accepted Accounting Principles (“U.K. GAAP” and “U.S. GAAP”) (continued)

E.	MOVEMENTS IN CUMULATIVE OTHER COMPREHENSIVE (LOSS)/ INCOME

	At December 31
	Currency translation £m	Minimum pension liability £m	Marketable securities £m	Effect of SFAS 133 adoption £m
At January 1, 2001	(78.2)	—	4.6	—
Movement in the year	16.2	(16.2)	0.2	1.8
At December 31, 2001	(62.0)	(16.2)	4.8	1.8
Movement in the year	(28.6)	(117.2)	3.5	(0.5)
At December 31, 2002	(90.6)	(133.4)	8.3	1.3
Movement in the year	(23.1)	22.0	3.8	(0.5)

At December 31, 2003	(113.7)	(111.4)	12.2	0.8

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

        The Group continues to gather information necessary to value identifiable intangible assets acquired in 2003 as part of Aprovia UK, The Oncology Group and Cliggott Publishing and Eurisko. The intangible assets currently identified for Aprovia UK include customer relationships, brands, order backlog, publishing rights and subscriber list. For The Oncology Group and Cliggott Publishing, intangible assets currently identified include customer relationships; brands, order backlog, databases and subscriber list. Intangible assets relating to Eurisko, acquired in December 2003 are in the process of being identified and valued.

Acquisition accounting

        Under U.K. GAAP, the fair value balance sheet of an acquired company cannot include provisions for integration and reorganization costs set up by the acquiring company. Under U.S. GAAP, certain integration and reorganization costs may be considered liabilities assumed in the allocation of the acquisition cost. See also “Deferred and corporate income taxes”.

        Under UK GAAP, when a group increases its interest in an undertaking that is already its subsidiary undertaking, the identifiable assets and liabilities of that subsidiary undertaking should be revalued to fair value and goodwill arising on the increase in interest should be calculated by reference to those fair values. This revaluation of the existing assets and liabilities is not required under US GAAP for such stepped acquisitions. A GAAP differences has thus arisen on the acquisition of the remaining 50% of Property Media Group during the year.

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

        If the goodwill non-amortization requirements of SFAS 142 had been applied in the year ended December 31, 2001, net income/(loss) and related per Ordinary share amounts as adjusted to accord with US GAAP would have been as follows:

Year ended December 31 As restated 2001
Net loss-as reported (after B share dividend)	£(630.8) m
Net loss-pro forma	£(501.9) m

Basic loss per share-as reported	(163.6) p
Basic loss per share-pro forma	(130.1) p

Diluted loss-as reported (after B share dividend)	£(630.8) m
Diluted loss-pro forma	£(501.9) m

Diluted loss per share-as reported	(163.6) p
Diluted loss per share-pro forma	(130.1) p

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

        On January 1, 2002, the Group adopted SFAS 144, which superseded APB 30 such that a discontinued operation is defined as a “component” of an entity, which is comprised of operations and cash flows that can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the company. The Group had no disposals in 2002 and 2003 and, therefore, no adjustments are necessary in 2002 and 2003.

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

	Year Ended December 31
	2001 £m	2002 £m	2003 £m
Cash provided by operating activities	34.2	88.8	100.7
Cash used in investing activities	(214.7)	(41.6)	(129.8)
Cash provided by financing activities	(586.9)	(298.6)	128.4

Net (decrease)/increase in cash and cash equivalents under U.S. GAAP	(767.4)	(251.4)	99.3
Effects of exchange rate changes	5.2	(4.9)	(10.1)
Cash and cash equivalents under U.S. GAAP at the beginning of the year	1,115.2	353.0	96.7

Cash and cash equivalents under U.S. GAAP at the end of the year	353.0	96.7	185.9
Less: Investments within three months of maturity when acquired (short term deposits)	(343.0)	(75.4)	(169.5)

Cash under U.S. GAAP at the end of the period	10.0	21.3	16.4

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

UNITED BUSINESS MEDIA PLC

NOTES TO THE FINANCIAL STATEMENTS

34.	Summary of Differences Between United Kingdom and United States Generally Accepted Accounting Principles (“U.K. GAAP” and “U.S. GAAP”) (continued)

        Under U.S. GAAP the disclosure of lease commitments for 2003 where UBM acts as lessee would be as follows:

Payments to be made within:	Year ended December 31 2003 Operating Leases £m
One year	33.1
One to two years	31.7
Two to three years	27.9
Three to four years	25.8
Four to five years	22.9
After five years	97.3

238.7

        Under U.S. GAAP the disclosure of lease commitments receivable for 2003 where UBM acts as lessor is as follows:

Year ended December 31 2003 Operating Leases £m
One year	(4.7)
One to two years	(3.2)
Two to three years	(2.6)
Three to four years	(2.4)
Four to five years	(1.5)
After five years	(2.5)

(16.9)

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

UNITED BUSINESS MEDIA PLC

NOTES TO THE FINANCIAL STATEMENTS

34.	Summary of Differences Between United Kingdom and United States Generally Accepted Accounting Principles (“U.K. GAAP” and “U.S. GAAP”) (continued)

        The pension expense on this basis is as follows:

	Year ended December 31
	U.K. schemes			U.S. plan
	2001 £m	2002 £m	2003 £m	2001 £m	2002 £m	2003 £m
Service cost	2.6	2.0	3.0	4.4	3.8	2.6
Interest cost	18.4	21.2	21.0	2.1	1.6	1.7
Expected return on plan assets	(23.3)	(20.8)	(16.1)	(1.9)	(1.2)	(1.3)
Amortization of transition (asset)/obligation	(2.0)	(2.0)	(1.4)	—	—	—
Amortization of prior service cost	0.8	0.8	0.8	—	—	—
Amortization of actuarial (gain)/loss	(1.0)	5.5	9.1	—	0.1	0.3

Net periodic pension (credit)/cost	(4.5)	6.7	16.4	4.6	4.3	3.3

Impact of disposal	—	—	—	—	—	—
SFAS 88 charge	—	—	—	2.2	(0.1)	—

Total pension cost	(4.5)	6.7	16.4	6.8	4.2	3.3

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

        The major part of the Group’s pension cost relates to the larger final salary schemes for U.K. and U.S. employees. Other plans are mostly defined contribution plans (mainly in the U.S.) and have been charged as incurred. The group uses a measurement date of December 31 for all its plans.

        Change in benefit obligation during the year:

	U.K. schemes		U.S. plan
	2002 £m	2003 £m	2002 £m	2003 £m
At January 1	359.0	365.6	27.0	24.6
Acquisition	—	12.0	—	—
Service cost	2.0	3.0	3.8	2.6
Interest cost	21.2	21.0	1.6	1.7
Plan participants’ contributions	0.5	0.3	—	—
Age related benefits	0.6	1.1	—	—
Plan amendment	0.2	—	(0.6)	—
Actuarial gain/ (loss)	—	28.8	(0.4)	3.2
Curtailments	(0.7)	—	—	—
Benefits paid	(17.2)	(22.1)	(4.2)	(2.5)
Effect of currency translation	—	—	(2.6)	(2.6)

At December 31	365.6	409.7	24.6	27.0

UNITED BUSINESS MEDIA PLC

NOTES TO THE FINANCIAL STATEMENTS

34.	Summary of Differences Between United Kingdom and United States Generally Accepted Accounting Principles (“U.K. GAAP” and “U.S. GAAP”) (continued)

        Change in plan assets during the year:

	U.K. schemes		U.S. plan
	2002 £m	2003 £m	2002 £m	2003 £m
Fair value of plan assets at January 1	327.0	285.0	17.7	14.3
Acquisition	—	8.8	—	—
Actual return on plan assets	(29.0)	59.1	(1.3)	5.6
Employer contribution	3.1	4.4	3.7	5.3
Plan participants’ contribution	0.5	0.3	—	—
Age related benefits	0.6	1.1	—	—
Benefits paid	(17.2)	(22.1)	(4.2)	(2.5)
Effect of currency translation	—	—	(1.6)	(2.0)

Fair value at December 31	285.0	336.6	14.3	20.7

The Accumulated Benefit Obligation was £382.2m (2002: £353m) and £20.7m (2002: £22.9m) for the group’s UK and US defined benefit plans respectively.

        The Projected Benefit Obligation, Accumulated Benefit Obligation and fair value for plan assets where the Accumulated Benefit Obligation exceeds the assets are £436.7 million, £420.6 million and £357.3 million respectively (2002: £390.2 million, £375.9 million and £299.3 million respectively).

        The funded status is as follows:

	Year ended December 31
	U.K. schemes		U.S. plan
December 31	2002 £m	2003 £m	2002 £m	2003 £m
Plan assets at fair value	285.0	336.6	14.3	20.7
Projected benefit obligation	365.6	409.7	24.6	27.0

Funded status	(80.6)	(73.1)	(10.3)	(6.3)
Unrecognized transition obligation	(1.4)	—	—	—
Unrecognized prior service cost	4.9	4.1	(0.3)	(0.3)
Unrecognized loss	142.2	118.9	5.7	4.1

Prepaid pension cost	65.1	49.9	—	—
(Accrued) pension cost	—	—	(4.9)	(2.5)

Prepaid/(accrued) pension cost	65.1	49.9	(4.9)	(2.5)

        Amounts recognized in the balance sheet consist of:

	Year ended December 31
	U.K. schemes		U.S. plan
December 31	2002 £m	2003 £m	2002 £m	2003 £m
Prepaid benefit cost	—	0.2	—	—
(Accrued benefit liability)	(68.0)	(65.8)	(8.6)	(2.5)
Intangible asset	4.9	4.1	—	—
Accumulated other comprehensive income	128.2	111.4	3.7	—

Net amount recognized	65.1	49.9	(4.9)	(2.5)

        The increase/(decrease) in minimum liability included in other comprehensive income is ( £16.8m) (2002: £114.1 m, 2001: £14.1m) in the UK plans and ( £3.7m) (2002: £1.6m, 2001: £2.1m ) in the US plan.

UNITED BUSINESS MEDIA PLC

NOTES TO THE FINANCIAL STATEMENTS

34.	Summary of Differences Between United Kingdom and United States Generally Accepted Accounting Principles (“U.K. GAAP” and “U.S. GAAP”) (continued)

        The main actuarial assumptions used to determine the net periodic benefit cost for years ended December 31 are as follows:

	Year ended December 31
December 31	2001	U.K. schemes 2002	2003	2001	U.S. plan 2002	2003
Discount rate	6.0%	6.0%	5.6%	7.25%	7.25%	6.75%
Expected return on assets	6.5%	6.5%	5.65%	9.0%	7.5%	7.49%
Compensation increases	4.5%	4.75%	4.0%	6.0%	6.0%	4.0%
Pension increases after April 5, 1997	2.5%	2.75%	2.5%	n/a	n/a	n/a

        The main actuarial assumptions used to determine the benefit obligation are as follows:

	Year ended December 31
December 31	2001	U.K. schemes 2002	2003	2001	U.S. plan 2002	2003
Discount rate	6.0%	5.6%	5.5%	7.25%	6.75%	6.75%
Expected return on assets	6.5%	5.65%	5.68%	7.5%	7.49%	6.9%
Compensation increases	4.75%	4.0%	4.0%	6.0%	4.0%	4.0%
Pension increases after April 5, 1997	2.75%	2.5%	2.5%	n/a	n/a	n/a

        The weighted average expected return on plan assets assumption is based on the asset allocation at the beginning of the year. The rate is not assessed relative to historical returns. The expected returns on equities is based on the group’s view having taken independent advice, of the level by which equities may be expected to return more than a risk free investment (taken to be long term government debt). At December 31 the group expects this to be 1.5% (2002: 1.5%) in the UK and 2.5% (2002: 2.5%) in the US. The expected return on bonds is based on the gross redemption yields at the balance sheet date on this category of investments reflecting the duration of liabilities and rating profile of bonds held.

        The group’s weighted average asset allocation at December 31 is as follows:

	U.K. schemes			U.S plan

	2001	2002	2003	2001	2002	2003
Equities	55%	53%	52%	61%	59%	61%
Bonds	44%	46%	46%	39%	41%	39%
Cash	1%	1%	2%	0%	0%	0%

Total	100%	100%	100%	100%	100%	100%

        The objective of the investment activities is to acquire assets which will generate income and capital growth to meet, together with company and member contributions, the cost of current and future benefits; to limit the risk of assets failing to meet liabilities, in particular relation to U.K. Minimum Funding Requirements; and to minimize the long term costs by maximizing the return on assets. As of December 31, 2003 the target asset allocation for the United Pension Plan and the United Magazines Final Salary Scheme in the U.K. was 50% equities and 50% fixed income and for the United Group Pension Scheme in the U.K. and the U.S. plan, 60% equities and 40% fixed income. The target asset allocation in the UK plans is chosen by the Trustee Board of the pension plans and in the US plans, the company.

UNITED BUSINESS MEDIA PLC

NOTES TO THE FINANCIAL STATEMENTS

34.	Summary of Differences Between United Kingdom and United States Generally Accepted Accounting Principles (“U.K. GAAP” and “U.S. GAAP”) (continued)

Deferred and corporate income taxes

        Under U.K. GAAP, the company provides for deferred tax in accordance with FRS 19 and accounts for deferred income taxes using the liability method for all timing differences except to the extent that the liabilities are regarded as unlikely to crystallize in the foreseeable future. In accordance with U.S. GAAP, additional provision is made for virtually all “temporary” differences (between the income tax and financial reporting basis of assets and liabilities), even if under U.K. GAAP they are regarded as unlikely to crystallize in the foreseeable future. The reconciling item for deferred tax is net of a valuation allowance of £2.6 million for 2003 (2002: £15.8 million).

a) Federal income tax charge

	Year ended December 31
	2001 £m	2002 £m	2003 £m
United States federal income tax charge included in tax charge	15.4	6.5	6.1

b) Analysis of deferred tax

	Year ended December 31
	Total £m	2001 Valuation Adjustment £m		Recognized £m	Total £m	2002 Valuation Adjustment £m	Recognized £m	Total £m	2003 Valuation Adjustment £m	Recognized £m
Depreciation and amortisation	15.4	(15.4)		—	12.5	(12.5)	—	7.4	(7.4)	—
Losses carried forward	33.5	(33.5)		—	43.5	(43.5)	—	60.8	(60.8)	—
Reserves and provisions	53.4	(53.4)		—	36.1	(36.1)	—	15.8	(15.8)	—

	102.3	(102.	3)	—	92.1	(92.1)	—	84.0	(84.0)	—

        The losses carried forward have no expiration date.

        Of total goodwill under US GAAP of £681.5 million at December 31, 2003, the total amount estimated to be deductible for income tax purposes is £127.3 million ($228 million).

Proposed final dividend

        In accordance with U.K. GAAP, final ordinary dividends are provided in the year in respect of which they are proposed on the basis of the recommendation by the directors, and prior to stockholder approval. Under U.S. GAAP, dividends are provided when declared. Dividends on the Group’s Ordinary and B shares were not declared before December 31, 2003 and are, therefore, shown on the Reconciliation of Shareholder’s Equity.

UNITED BUSINESS MEDIA PLC

NOTES TO THE FINANCIAL STATEMENTS

34.	Summary of Differences Between United Kingdom and United States Generally Accepted Accounting Principles (“U.K. GAAP” and “U.S. GAAP”) (continued)

Financial instruments

        Under U.K. GAAP, derivative financial instruments that reduce exposures on anticipated future transactions may be accounted for using hedge accounting. Under U.S. GAAP, the Group adopted Statement of Financial Accounting Standard No. 133 (FAS 133) “Accounting for Derivative Instruments and Hedging Activities”, as amended by FAS 137 and FAS 138, on January 1, 2001. FAS 133 requires that all derivatives be recorded on the balance sheet at fair value and changes in the fair values be recognized immediately in earnings where specific hedge accounting criteria are not met. The Group does not satisfy the FAS 133 requirements to achieve hedge accounting, where permitted, and recorded an unrealized gain of £2.4 million as a net of tax cumulative-effect adjustment in other comprehensive income, a component of shareholders’ equity, upon adoption of the standard. The cumulative effect adjustment is reclassified into earnings in the periods during which related liabilities incurred affects earnings. In 2003, £0.5 million (2002: £0.5 million) of the unrealized gain was amortized into earnings and an additional £1.3 million will be amortized in total from 2003 through 2005. Also in 2003, the Group recorded a £8.7 million loss (2002: £12.2 million gain related to stating its interest rate swaps at fair value.

        UBM uses interest rate swaps when appropriate to manage the interest rate risk profile of its borrowings. The interest to be paid or received on derivative financial instruments is aggregated with the interest expense on the related investment or borrowing.

        With regard to cash, short-term deposits, short term debt, non-trade receivables and payables, lease obligations and other non current liabilities, the terms of these financial instruments approximate those available in the current market. Accordingly, carrying values approximate fair values.

        Current asset investments include unlisted investments. The directors consider that unlisted investments are stated at their approximate fair value based on internal evaluation analyses.

Investment in own shares

        Under U.K. GAAP, shares held by the “Employee Share Ownership Plan” (ESOPs) are recorded as fixed asset investments at cost less amounts provided due to movements in the market value. Under U.S. GAAP, those shares not fully vested are regarded as treasury stock and recorded at cost as a deduction from shareholders’ equity.

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

        If the compensation cost for the company’s share incentive plan had been determined based on the fair value at the grant date for awards in 2003, 2002 and 2001 consistent with the provisions of SFAS No. 123, the Group’s net income and earnings per share as adjusted to accord with U.S. GAAP would have been as follows:

U.S. GAAP	Year ended December 31
	2001	2002	2003
Net (loss)/income - Basic - as reported	£(630.8) m	£(406.9) m	£55.2 m
Less: total stock based employee compensation expense
determined under fair value based method for all
awards, net of related tax effect	£(10.2) m	£(11.9) m	£8.3 m

Net (loss)/income - Basic - pro forma	£(641.0) m	£(418.8) m	£63.5 m

Basic (loss)/earnings per share-as reported	(163.6) p	(121.9) p	16.5 p
Basic (loss)/earnings per share-pro forma	(166.2) p	(125.5) p	19.0 p

Diluted (loss)/income -as reported	£(630.8) m	£(406.9) m	£58.9 m
Diluted (loss)/income -pro forma	£(641.0) m	£(418.8) m	£67.2 m

Diluted (loss)/earnings per share-as reported	(163.6) p	(121.9) p	15.3 p
Diluted (loss)/earnings per share-pro forma	(166.2) p	(125.5) p	20.1 p

        The effects of applying FAS 123 for providing proforma disclosures are not likely to be representative of the effects on reported net income for future years.

        The fair value of each option grant is estimated on the date of the grant using a Black-Scholes option pricing model with the following assumptions used for grants in 2003:

	Year ended December 31
	2001	2002	2003
Dividend yield	1.25%	2.5%	1.5%
Expected volatility	29.0%	40.0%	35.0%
Weighted average of risk free interest rates	5.02%	4.95%	4.04%

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

UNITED BUSINESS MEDIA PLC

NOTES TO THE FINANCIAL STATEMENTS

34.	Summary of Differences Between United Kingdom and United States Generally Accepted Accounting Principles (“U.K. GAAP” and “U.S. GAAP”) (continued)

Share options (continued)

        Supplementary information relating to share options:

	Year ended December 31
	2001 p	2002 p	2003 p
Weighted average exercise price of options granted at a premium to market price	534.73	—	247.25
Weighted average exercise price of options granted at a discount to market price	675.73	405.35	160.60
Weighted average exercise price of options granted equal to market price	—	—	—
Weighted average grant date fair value of options granted at a premium to
market price	138.75	—	73.73
Weighted average grant date fair value of options granted at a discount to
market price	234.98	148.70	90.25
Weighted average grant date fair value of options granted equal to market price	—	—	—
Weighted average grant date fair value of share awards	640.44	513.70	325.11

Concentrations of credit risk

        Potential concentrations of credit risk to the Group consist principally of investment of surplus funds and trade debtors.

        The Group only invest cash surpluses with counterparties with an A credit rating or better, or those providing adequate security. This policy limits the amount of credit exposure to any one bank or institution. Trade debtors comprise a large, widespread customer base.

        At December 31, 2003, the Group did not consider there to be any significant concentration of credit risk.

Supplementary segmental information

        The Group’s reportable segments are based on its organization around differences in products and services, geographic areas and regulatory environments and reflects how management monitors the business.

	Year ended December 31 Depreciation
By division	2001 £m	2002 £m	2003 £m
CMP Media	9.7	7.7	3.4
CMP Asia	0.3	0.3	0.3
CMP Information	3.2	2.8	2.3
United Advertising Publications	2.2	1.9	1.4

Professional media	15.4	12.7	7.4
News distribution	5.3	6.9	15.2
Market research	2.6	3.6	2.7

	23.3	23.2	25.3

By geographic market
United Kingdom, Europe and Middle East	8.0	7.3	6.1
North America	14.9	15.6	18.9
Pacific	0.4	0.3	0.3

	23.3	23.2	25.3

UNITED BUSINESS MEDIA PLC

NOTES TO THE FINANCIAL STATEMENTS

34.	Summary of Differences Between United Kingdom and United States Generally Accepted Accounting Principles (“U.K. GAAP” and “U.S. GAAP”) (continued)

	Year ended December 31
	Investment in equity method investees			Capital expenditure
By division	2001 £m	2002 £m	2003 £m	2001 £m	2002 £m	2003 £m
CMP Media	7.1	4.3	3.8	7.8	1.4	1.6
CMP Asia	1.2	1.3	0.7	0.4	0.2	0.1
CMP Information	0.8	0.8	0.3	5.4	0.3	0.5
United Advertising Publications	—	—	—	1.1	1.3	1.4

Professional media	9.1	6.4	4.8	14.7	3.2	3.6
News distribution	6.5	6.6	6.6	14.1	5.9	1.0
Market research	—	—	—	2.9	1.8	2.3

	15.6	13.0	11.4	31.7	10.9	6.9

By geographic market
North America				19.9	7.6	4.6
United Kingdom, Europe & Middle East				11.5	3.1	2.2
Pacific				0.3	0.2	0.1

				31.7	10.9	6.9

	Year ended December 31
	Non - current assets		Total assets

By division	2002 £m	2003 £m	2002 £m	2003 £m
CMP Media			296.6	211.7
CMP Asia			43.9	31.8
CMP Information			97.3	84.4
United Advertising Publications			18.8	18.3

Professional media			456.6	346.2
News distribution			52.1	36.4
Market research			111.3	177.3
Other			945.5	899.8

			1,565.5	1,459.7

By geographic market
North America	328.6	276.4	409.9	386.8
United Kingdom, Europe & Middle East	338.8	379.7	1,109.9	1,042.7
Pacific	25.1	13.6	45.7	30.2

	692.5	669.7	1,565.5	1,459.7

        The total assets by division represent the non-interest bearing assets employed by each division and include intangible assets

	Year ended December 31 Goodwill acquired
By division	2002 £m	2003 £m
CMP Media	—	25.5
CMP Information	—	84.1
United Advertising Publications	—	1.7

Professional media	—	111.3
Market research	—	26.0

	—	137.3

By geographic market
North America	—	31.4
United Kingdom, Europe & Middle East	—	105.9
Pacific	—	—

	—	137.3

UNITED BUSINESS MEDIA PLC

NOTES TO THE FINANCIAL STATEMENTS

34.	Summary of Differences Between United Kingdom and United States Generally Accepted Accounting Principles (“U.K. GAAP” and “U.S. GAAP”) (continued)

Estimated aggregate amortization expense

        Estimated aggregate amortization expense for each of the five succeeding fiscal years under U.S. GAAP excluding the effects of any possible intangible assets acquired as part of businesses and subsidiaries acquired in 2003 yet to be identified and valued for purchase price allocation in 2004 is as follows:

£m
Year ended 31 December 2004	5.8
Year ended 31 December 2005	5.6
Year ended 31 December 2006	4.8
Year ended 31 December 2007	2.3
Year ended 31 December 2008	0.4

Supplementary cash flow information

(i)     Analysis of changes in cash and cash equivalents during the year

	Year ended December 31
	2001 £m		2002 £m	2003 £m
At January 1	21.9		9.8	21.1
Net cash (outflow)/inflow	(12.	1)	13.0	(6.5)
Effect of foreign exchange rate changes	—		(1.7)	(0.9)

At December 31	9.8		21.1	13.7

(ii)     Analysis of the balances of cash and cash equivalents

	Year ended December 31
	2001 £m	2002 £m	2003 £m
Cash at bank and in hand	352.8	96.5	183.2
Less: deposits treated as liquid resources (including £6.1	(343.0)	(75.4)	(169.5)
million held in respect of letters of credit in 2003)

	9.8	21.1	13.7

        Deposits treated as liquid resources are cash held as money market deposits with several U.K./European banks available on call. The interest rate on these deposits range between 0% and 4%.

(iii)     Analysis of non-cash financing activities

	Year ended December 31
	2001			2002		2003
	Share capital (including premium) £m	Loans and finance lease obligations £m		Share capital (including premium) £m	Loans and finance lease obligations £m	Share capital (including premium) £m	Loans and finance lease obligations £m
Effect of foreign exchange rate changes	—	(11.	3)	—	24.0	—	13.0
On issue of shares to the QUEST	—	—		—	—	—	—

UNITED BUSINESS MEDIA PLC

NOTES TO THE FINANCIAL STATEMENTS

34.	Summary of Differences Between United Kingdom and United States Generally Accepted Accounting Principles (“U.K. GAAP” and “U.S. GAAP”) (continued)

Impact of Recently Issued Accounting Standards not yet adopted

U.K.  GAAP

Accounting for ESOP Trusts

        In December 2003, the ASB issued UITF Abstract No. 38 “Accounting for ESOP trusts” which supersedes UITF Abstract No. 13. UITF Abstract No. 38 changes the presentation of shares held in an ESOP trust from requiring them to be recognised as assets to requiring them to be deducted in arriving at shareholders’ funds. In addition the ASB issued related amendments to UITF Abstract No. 17 “Employee share schemes”. UITF Abstract No. 17 has been amended to reflect the consequences for the profit and loss account of the changes in the presentation of own shares held by an ESOP trust. Amended Abstract 17 requires that the minimum expense should be the difference between the fair value of the shares at the date of award and the amount that an employee may be required to pay for the shares (ie the “intrinsic value’ of the award). The expense was previously determined either as the intrinsic value or, where purchases of shares had been made by an ESOP trust at fair value, by reference to the cost or book value of shares that were available for the award. The new accounting requirements become mandatory for accounting periods ending on or after 22 June 2004. The Group intends to adopt UITF Abstract No. 38 and the amendments to UITF Abstract No. 17 from 1 January 2004. The Group has estimated that if the UITF Abstract No. 38 had been adopted as at 31 December 2003 its shareholders’ equity would have been reduced by £4.1 million. The impact of adopting amendments to UITF Abstract No. 17 is not expected to have a material effect on our financial position or our results of operations in the future.

U.S.  GAAP

Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity

        In 2003, the FASB issued Statement of Financial Accounting Standard No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity” (“SFAS 150“). This standard establishes guidance for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. Most of the guidance in SFAS 150 is effective for all financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003 or January 1, 2004. The adoption of this accounting pronouncement is not expected to have a material impact on the Group’s financial position or our results of operations.

Accounting for Revenue Arrangements with Multiple Deliverables

        In January 2003, the Emerging Issues Task Force (EITF) issued EITF 00-21, ‘Accounting for Revenue Arrangements with Multiple Deliverables’. EITF 00-21 addresses the issues of how to determine whether an arrangement involving multiple deliverables contains more than one unit of accounting and how arrangement consideration should be measured and allocated to the separate units of accounting in the arrangement. EITF 00-21 does not change otherwise applicable revenue recognition criteria. EITF 00-21 is effective for revenue arrangements entered into in fiscal periods beginning after June 15, 2003. The adoption of this accounting pronouncement is not expected to have a material impact on the Group’s financial position or results of operations.

UNITED BUSINESS MEDIA PLC

NOTES TO THE FINANCIAL STATEMENTS

34.	Summary of Differences Between United Kingdom and United States Generally Accepted Accounting Principles (“U.K. GAAP” and “U.S. GAAP”) (continued)

Impact of Recently Issued Accounting Standards not yet adopted (continued)

International Financial Reporting Standards

        The Council of the European Union announced in June 2002 that listed companies would adopt International Financial Reporting Standards (IFRS), formerly known as International Accounting Standards, from January 1, 2005. The adoption of IFRS will be first reflected in the group’s financial statements for the half-year ending June 30, 2005 and the year ending December 31, 2005.

        In 2003 we commenced the process of investigating the differences between UK GAAP and IFRS in order to assess the impact the conversion to IFRS will have on our financial position, results of operations and cash flows, our internal and external financial reporting, our accounting systems and procedures, treasury issues (such as debt covenants and risk management), our day-to-day business, and the training and education of our workforce. This assessment has resulted in a preliminary plan for conversion. We expect to finalize the conversion during 2004 to ensure the group will be ready to meet the conversion deadline and to present clearly the effects of this transition.

        It is a complex task to assess the differences between current accounting policies and IFRS, not least since many of the IFRS are themselves in the course of revision. It is clear that a number of accounting policies and some presentational aspects of the financial statements will change. The transition to IFRS could have a material impact on the Group’s financial position and reported results, however it is not possible to quantify the impact at this time. For UBM, the areas of impact from IAS/IFRS adoption are expected to be:

  amortization and impairment of goodwill and intangible assets;
  joint ventures and associates;
  pensions and post-retirement benefits;
  share-based payments; and
  disclosure and presentation of financial instruments.

Impact of Recently Issued Accounting Standards adopted in 2003

U.S. GAAP

Derivatives Instruments and Hedging Activities

        In May 2003, the FASB issued Statement of Financial Accounting Standard No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities” (“SFAS 149”). The Statement amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS No. 133. SFAS No. 149 clarifies under what circumstances a contract with an initial net investment meets the characteristic of a derivative as discussed in SFAS No. 133. In addition, it clarifies when a derivative contains a financing component that warrants special reporting in the statement of cash flows. SFAS No. 149 amends certain other existing pronouncements. With certain exceptions, SFAS No. 149 is effective for contracts entered into or modified after June 30, 2003, and for hedging relationships designated after June 30, 2003. The impact of adopting the standard has not had a material effect on our financial position or our results of operations in the future.

UNITED BUSINESS MEDIA PLC

NOTES TO THE FINANCIAL STATEMENTS

34.	Summary of Differences Between United Kingdom and United States Generally Accepted Accounting Principles (“U.K. GAAP” and “U.S. GAAP”) (continued)

Impact of Recently Issued Accounting Standards adopted in 2003 (continued)

Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections

        In April 2002, the FASB issued Financial Accounting Standard No. 145 “Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections”. The adoption of this accounting pronouncement has had no impact on the Group’s financial position or results of operations.

Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of
Others

        In November 2002, the FASB issued FASB Interpretation No. 45 (FIN 45), ‘Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others’. FIN 45 requires a liability to be recognised at the time a company issues a guarantee for the fair value of the obligations assumed under certain guarantee agreements. The provisions for initial recognition and measurement of guarantee agreements are effective on a prospective basis for guarantees that are issued or modified after December 31, 2002. The adoption of this accounting pronouncement has had no impact on the Group’s financial position or results of operations.

Consolidation of Variable Interest Entities

        In January 2003, the FASB issued FIN 46, Consolidation of Variable Interest Entities, an Interpretation of Accounting Research Bulletin No. 51, which requires a variable interest entity (“VIE”) to be consolidated by its primary beneficiary (“PB”). The PB is the party that absorbs a majority of the VIE’s expected losses and/or receives a majority of the expected residual returns.

        In December 2003, the FASB revised FIN 46 (“FIN 46-(R)”), delaying the effective date for certain entities created before February 1, 2003 and making other amendments to clarify the application of guidance. In adopting FIN 46 and in anticipation of adopting FIN 46-(R), the Group has evaluated its various variable interests to determine whether they are VIEs. These variable interests, which generally represent a modest interest relative to other investors in the ventures, are primarily related to the Group’s strategy to expand its presence in other territories or relate to residual investments from the group’s disposed broadcasting business. The process identified the following types of variable interests: a) loans to ventures; b) equity investments in ventures less than 50 per cent of the equity; c) other types of guarantees; and d) lease agreements.

        The process also identified an investment greater than 50 per cent. The Group holds a 70 per cent investment in a group of exhibition joint ventures know as CMP Sino Expo which is equity accounted due to substantive minority shareholder veto rights constituting a legal and structural constraint precluding the ability of UBM to exercise significant influence over the operating and financial policies of that entity. EITF 96-16 defines such substantive minority shareholder veto rights and applies to investments in which the investor has a majority voting interest in investees, with the minority interest consisting of only one or a small number of other investors with certain approval or veto rights. FIN 46 allows an exemption from consolidation of a VIE where substantive minority shareholder veto rights, as defined by EITF 96-16, exist.

UNITED BUSINESS MEDIA PLC

NOTES TO THE FINANCIAL STATEMENTS

34.	Summary of Differences Between United Kingdom and United States Generally Accepted Accounting Principles (“U.K. GAAP” and “U.S. GAAP”) (continued)

Impact of Recently Issued Accounting Standards adopted in 2003 (continued)

        The Group has adopted FIN 46 for entities created subsequent to February 1, 2003 as of December 31, 2003 and will adopt FIN 46-(R) for the year ending December 31, 2004. The adoption of FIN 46 did not result in the consolidation of any VIEs, nor is the adoption of FIN 46-(R) expected to result in the consolidation of any VIEs.

35.     Post-balance sheet events

        On June 1, 2004, the Group announced it had submitted a binding offer to acquire MediMedia’s drug information businesses in continental Europe and Asia, and all the trade press, patient education and pharma marketing solutions businesses in Germany, Benelux and Asia-Pacific. The purchase price envisaged is €282.5 million in cash, and the transaction will be subject to the necessary regulatory clearances.

SIGNATURES

        The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

United Business Media plc Clive Hollick Chief Executive Officer

Dated: June 16, 2004

