Form 20-F
period 2004-12-31
UNITED BUSINESS MEDIA PLC
filed 2005-06-30
CIK 813811

SECURITIES AND EXCHANGE COMMISSION
 WASHINGTON, DC 20549

FORM 20-F

☐   Registration statement pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934

or

☒   Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2004

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

Ordinary Shares 25p each………336,185,328

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

          The Company publishes its consolidated financial statements in pounds sterling. In this Annual Report, references to “U.S. dollars”, “$”, “cents” or “c” are to the lawful currency of the United States and references to “pounds sterling”, “sterling”, “£”, “pence” or “p” are to the lawful currency of the United Kingdom.  The noon buying rate in the City of New York for cable transfers in pounds sterling as certified for customs purposes by the Federal Reserve Bank of New York (the “noon buying rate”) on December 31, 2004 was $1.9158 per £1.00.  On June 28, 2005, the noon buying rate was $1.8214  See “Item 3A. Exchange Rate Information” for historical exchange rate information.

          The Company prepares its financial statements in accordance with accounting principles generally accepted in the United Kingdom (“U.K. GAAP”), which differ in certain respects from accounting principles generally accepted in the United States (“U.S. GAAP”). The principal differences between U.K. GAAP and U.S. GAAP are summarized in note 34 to our consolidated financial statements.

          In this Annual Report, “operating profit” or “operating loss” refers to operating profit/loss before amortization of intangible assets and exceptional items from continuing operations, as this is the measure that management uses in the day to day monitoring of the business and UBM believes provides additional meaningful information on underlying returns and trends to shareholders.  The Group’s key performance indicators used in budgets, monthly reporting, forecasts, long-term planning and incentive plans for internal financial reporting focus primarily on this measure.  Amortization is not a cash charge and as such does not reflect underlying operational results.  For this purpose, exceptional items comprise operating exceptional items, in addition to those non-operating exceptional items disclosed below operating profit as required by U.K. GAAP. Throughout this document earnings per share is also calculated excluding the effect of amortization of intangible assets, exceptional items and B share dividends and is referred to as adjusted earnings per share.  See note 1 and 2 to our consolidated financial statements.  In addition, the terms “turnover” and “revenue” are used interchangeably throughout this Annual Report.

FORWARD LOOKING STATEMENTS

          Some of the statements included in this Annual Report, including, without limitation, statements concerning (i) the Company’s objectives and strategies, (ii) trends affecting the Company’s financial condition or results of operations, (iii) the effects of acquisitions and disposals on the Company’s businesses and (iv) the impact of competition, contain certain forward looking statements concerning the Company’s operations, economic performance and financial condition. These statements involve known and unknown risks, uncertainties and other factors that may cause the industry’s or the Company’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such statements. Such factors include, among others, the sensitivity of the Company’s business to general economic trends, trends in advertising spending, technological innovations and the delivery of information and advertising to consumers such as Internet services, risks inherent in acquiring and disposing of companies and businesses, foreign currency fluctuations, events that adversely impact attendance at public gatherings such as exhibitions, including terrorist incidents and epidemics such as Severe Acute Respiratory Syndrome (“SARS”), and risks inherent in participation in regulated industries.

PART I

ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

          Not Applicable.

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE

          Not Applicable.

ITEM 3.  KEY INFORMATION

A.      SELECTED FINANCIAL DATA

          The table below sets forth selected consolidated financial data for the Company for each of the years in the five-year period ended December 31, 2004. The selected consolidated financial data set forth below as of and for the years ended December 31, 2000, 2001, 2002, 2003 and 2004 have been excerpted or derived from the Company’s consolidated financial statements which have been audited by the Company’s independent registered public accounting firm, Ernst & Young LLP, in respect of 2004, 2003 and 2002, and the Company’s independent auditors,in respect of 2001 and 2000.  The consolidated financial statements have been prepared in accordance with U.K. GAAP, which differ in certain respects from U.S. GAAP. See “Summary of Differences between U.K. GAAP and U.S. GAAP” in note 34 to our consolidated financial statements for reconciliations to U.S. GAAP of net income, shareholders’ equity and certain other financial data. The information set forth below is not necessarily indicative of the results that may be expected from future operations. The following information should be read in conjunction with “Item 5. Operating and Financial Review and Prospects” and the Company’s consolidated financial statements including the notes to those statements appearing elsewhere in this Annual Report.

Consolidated Profit and Loss Account Data

	Year ended December 31

	Restated 2000 (1)(5)		Restated 2001 (1)(5)		Restated 2002 (5)		Restated 2003 (5)		2004

	(£ millions, unless indicated otherwise)
Consolidated Profit and Loss Account
U.K. GAAP:
Turnover	1,975.0		932.5		793.4		746.7		809.6
Turnover (from continuing operations)	1,049.3		932.5		793.4		746.7		809.6
Amortization of intangible assets	(186.6)		(137.6)		(135.9)		(121.7)		(126.0)
Operating profit before amortization of intangible assets and exceptional items (from continuing operations)	156.4		81.7		64.9		99.4		132.3
Total operating (loss)/profit (from continuing operations)	(2.3)		(499.5)		(215.2)		(22.3)		6.3
Total operating (loss)/profit	(15.5)		(520.0)		(215.2)		(22.3)		6.3
(Loss)/profit before taxes	2,033.1		(537.2)		(221.2)		(18.4)		22.6
(Loss)/profit for the financial period	1,773.1		(564.2)		(239.0)		(41.4)		111.3
U.S. GAAP:
Revenue	1,975.0		932.5		793.4		764.2		828.9
Revenue (from continuing operations)	1,049.3		932.5		793.4		764.2		828.9
Amortization of intangible assets	(273.5)		(511.8)		(414.0)		(6.6)		(14.8)
Operating (loss)/income (from continuing operations)	(92.5)		(508.6)		(347.5)		70.7		100.6
Income/(loss) before taxes	(165.6)		(513.3)		(328.9)		67.7		107.7
Income/(loss) from continuing operations	273.9		(630.1)		(406.3)		55.6		197.1
Net (loss)/income	1,052.9		(630.1)		(406.3)		55.6		197.1

Consolidated Balance Sheets (at end of period)
U.K. GAAP:
Net assets	2,412.5		557.8		209.2		124.7		180.3
Total assets	3,752.6		2,161.8		1,561.3		1,455.6		1,303.0
Long term obligations	(614.2)		(882.8)		(596.8)		(107.3)		(309.4)
Share capital	126.8		95.9		84.5		84.5		84.5
Shareholders’ equity	2,410.5		555.7		207.2		123.7		178.1
U.S. GAAP:
Net assets	2,840.9		901.9		330.3		361.4		511.2
Total assets	4,110.4		2,497.0		1,699.4		1,694.5		1,632.0
Long term obligations	(614.2)		(882.8)		(596.8)		(107.3)		(309.4)
Share capital	126.8		95.4		84.1		84.2		84.5
Shareholders’ equity	2,838.9		899.9		328.3		363.9		511.9

Other U.K. GAAP financial data (2), (3)
Number of ordinary shares (‘000)	506,971		335,006		335,615		335,826		336,185
Weighted average ordinary shares (‘000)	501,249		385,710		333,773		334,173		334,437
Adjusted earnings per share (pence per share) (4)	28.4	p	17.9	p	16.5	p	24.0	p	32.6	p
(Loss)/earnings per share (pence per share)	353.7	p	(146.5	)p	(71.8	)p	(12.5	)p	33.2	p
Diluted (loss)/earnings per share (pence per share)	337.5	p	(146.5	)p	(71.8	)p	(12.5	)p	29.6	p
Dividends per share (pence per share)	22.2	p	12.0	p	7.0	p	9.0	p	12.0	p
Dividends per ADS (U.S. cents per ADS)	66.4	c	17.5	c	11.3	c	16.1	c	23.0	c
Other U.S. GAAP financial data: (3)
Income/(loss) from continuing operations per share	54.6	p	(163.6	)p	(121.9	)p	16.5	p	58.8	p
Income/(loss) from operations per ordinary share	210.0	p	(163.6	)p	(121.9	)p	16.5	p	58.8	p
Diluted profit/(loss) from continuing operations per share	53.3	p	(163.6	)p	(121.9	)p	15.3	p	51.8	p
Diluted profit/(loss) per share	201.0	p	(163.6	)p	(121.9	)p	15.3	p	51.8	p

1)	As a result of the adoption of FRS 17 “Retirement Benefits” in 2002, the 2000 - 2001 financial information was restated.
2)	Additional detail on dividends per share is provided in “Item 8.A. Financial Information - Consolidated Statements and Other Financial Information”.
3)	Details of the share reorganization in 2001 are provided in notes 9 and 23 to our consolidated financial statements.
4)

Adjusted (loss)/earnings is calculated as earnings before amortization, exceptional items and B share dividends and in the opinion of directors represents a meaningful measure of the performance of the Group.

5)

The 2000, 2001, 2002 and 2003 U.K. GAAP balance sheet data have been restated to adjust for the adoption of UITF 38 “Accounting for ESOP trusts”. As required the comparatives for 2002 and 2003 have been restated as detailed on page 25.

Exchange Rate Information

          The following tables set forth, for the years and dates indicated, certain information concerning exchange rates between pounds sterling and U.S. dollars based on the noon buying rate as of the dates and periods indicated.

	Period

Year ended December 31,	High	Low	Average (1)	End

2000	1.52	1.50	1.51	1.50
2001	1.51	1.37	1.44	1.45
2002	1.61	1.41	1.50	1.61
2003	1.78	1.55	1.64	1.78
2004	1.95	1.76	1.83	1.92

(1)	The average of the exchange rates on the last day of each full calendar month during the period.

Previous six months	High	Low

June 2005 (through June 28, 2005)	1.8346	1.8043
May 2005	1.9067	1.8208
April 2005	1.9191	1.8740
March 2005	1.9279	1.8659
February 2005	1.9232	1.8557
January 2005	1.9038	1.8614
December 2004	1.9477	1.9140

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

          On June 28, 2005, the noon buying rate was $1.8214.

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

We are dependent on publishing advertising for a significant portion of revenue

          In 2004, approximately 37 per cent (2003: 34 per cent; 2002: 36 per cent) of revenue from continuing operations was derived from total advertising and 14 per cent (2003: 18 per cent; 2002: 20 per cent) of revenue from continuing operations was derived from high tech publishing advertising. In 2004, 63 per cent (2003: 66 per cent; 2002: 64 per cent) of revenue from continuing operations was derived from trade shows, market research and public relations revenues resulting from marketing spending by our customers.  Traditionally, spending by companies on advertising and other marketing activities has been cyclical, with companies spending significantly less on advertising in times of economic slowdown or recession although historically these periods have tended to be relatively short-lived with the markets returning to their longer term growth rates after the downturns.  An economic slowdown or recession may adversely affect revenues from high tech publishing in the United States and advertising generally.

We operate in a highly competitive environment that is subject to rapid change and must continue to invest and adapt to remain competitive

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

Our future tax payments may exceed recorded liabilities

          While the Group’s taxation creditor of £208.0 million represents, in management’s opinion, a prudent assessment of the potential tax liability for prior tax years across different geographical areas, we have necessarily made judgments as to the outcome of matters not yet concluded with UK Revenue authorities.

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

          CMP Asia’s exhibitions business represented approximately 84 per cent of CMP Asia’s revenue and 6 per cent of the Group’s revenue in 2004.  There may be an adverse effect on CMP Asia’s exhibitions business as a result of reduced attendance at public gatherings in Asia or as a result of government recommendations or regulation arising from any future SARS or other flu outbreaks.

The cost of providing pension benefits to eligible existing and former employees is subject to changes in pension fund values and changing demographics, and may have a material adverse effect on our financial results.

          We operate a number of pension plans which provide defined benefits. While the United Kingdom plan is closed to new employees, the United States plan, which has some of the features of a defined benefits plan, continues and the cost of providing these benefits to eligible existing and former employees is subject to changes in pension fund values and changing demographics, including longer life expectancy of beneficiaries. We believe that sustained declines in equity markets and reductions in bond yields have and may continue to have a material adverse effect on the value of our pension funds. We may therefore be required to recognize additional charges to our profit and loss account to the extent that the pension fund values are less than the total anticipated liability under the plans.

We have been involved in a high level of disposal activity in the past and therefore are exposed to possible warranties and liabilities relating to this activity.

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

The impact of government legislation on the pharmaceutical industry.

          Changes in government health policies, for example with respect to the use of generic drugs or reimbursement prices, could adversely impact pharmaceutical companies. This could lead to reduced spending by pharmaceutical companies on advertising and market research. Regulatory pressures may also have a negative impact on the ability or willingness of pharmaceutical companies to act as sponsor for continuing medical education events.

ITEM 4.  INFORMATION ON THE COMPANY

A.      HISTORY AND DEVELOPMENT OF THE COMPANY

          United Business Media plc, known until December 15, 2000 as United News & Media plc, was incorporated in 1918 under the laws of England and Wales as a public limited company. UBM is one of the leading market information companies in the world based on market share, with its three core business areas, Professional Media, News Distribution and Market Research, offering a comprehensive range of market information services. On June 1, 2005 UBM announced that it had disposed of NOP World, its market research business, as described further on page 9.

          UBM operates primarily in the United States and the United Kingdom but also has business interests in the rest of Europe, Asia Pacific and Latin America. UBM’s primary business is the provision of professional media and market information solutions to its customers, utilizing the strength of its leading businesses - NOP World (market research), PR Newswire (news distribution), CMP Media (a technology and healthcare publisher) and CMPMedica (healthcare publisher).  UBM also has consumer and business to business publishing interests, including classified advertising periodicals, and retains a number of broadcast investments including a 35.37 per cent stake in Channel 5 Television Group Limited  (also known as “five”), a U.K. television broadcaster, 20 per cent in Independent Television News Limited (“ITN”), 33.05 per cent in SDN Limited and 20 per cent in Satellite Information Systems (“SIS”). On April 27 2005, the Group announced that it has sold its shareholding in SDN Limited (“SDN”) to itv plc (“itv”) as described further on page 9.

           UBM’s principal operations are located in London and New York.  UBM’s principal executive offices are located at Ludgate House, 245 Blackfriars Road, London SE1 9UY, United Kingdom (telephone:+44 20 7921 5000).  Our agent in the United States for service and process is The Bank of New York, 101 Barclay Street, 22nd Floor - West, New York, NY 10286, USA.

          On March 22, 2005, we voluntarily delisted from the Nasdaq National Market and terminated our ADR program.  This decision was based on the uneconomic nature of maintaining this very thinly traded security. Details are set out on page 22.

Background and History

          In 1996, United News & Media plc merged with MAI plc (“MAI”).  The merger combined the core activities of UBM’s consumer and business publishing, exhibitions and media services with MAI’s interests in television broadcasting, financial services and market research. Over the three years following the completion of this merger, we undertook a number of steps to focus the Group’s activities.  This resulted in the disposal of a number of non-core businesses, as well as a number of key acquisitions and investments to expand our market position in growth areas, including the launch and subsequent increased investment in five, the acquisition of the Blenheim exhibitions group in 1996 and the acquisition of CMP Media, a major U.S. high tech publisher, in 1999.

Recent Acquisitions and Disposals

          The sale of the Group’s television business (including our three ITV licenses, Meridian, Anglia and HTV, but excluding our retained broadcast investments) to Granada Media in December 2000 realized cash proceeds of £1.75 billion. On December 14, 2000, we announced we intended to return £1.25 billion of these proceeds to shareholders in a timely manner. The mechanism for returning this cash to shareholders was via a capital reorganization effective April 23, 2001. On that date 29 new ordinary shares and 44 Class B Shares were issued for every 44 existing ordinary shares. U.K. shareholders had the option to sell the Class B Shares for 245 pence per share, to receive a dividend of 245 pence per Class B Share and have the Class B Shares converted into unlisted Deferred Shares, or to retain the Class B Shares and receive a continuing dividend linked to LIBOR.  The Company has indicated it will periodically offer to repurchase Class B Shares at 245p per share.

          See notes 9 and 23 to our consolidated financial statements for further information on the capital reorganization, the Class B Shares and the Deferred Shares.

          Since the disposal of our television business in 2000, we have focused on our core activities of market information and business-to-business media, with the financial flexibility and management resources to build a world-class market information business and to pursue the strategy of extending market leadership through organic development and acquisition. During 2001, in Market Research we acquired Allison-Fisher International, Inc. (“AFI”), a U.S. market research company specializing in the automotive industry and Roper Starch Worldwide LLC (“Roper Starch”), a U.S. market research company; in News Distribution we acquired Cyperus SA, a French corporate communications company and 50 per cent of the Dutch national news agency’s news release distribution division, ANPSS; and in Professional Media we acquired Kenko Sangyo Shimbun Inc. (“KSS”), a Japanese exhibition and publishing group.

          As a result of the reduced significance of the online activities of the Group, continuing online activities are no longer managed separately but have been re-integrated with the principal business lines. We disposed of Springboard Internet Services Ltd. (“LineOne”), the 50:50 joint venture between UBM and British Telecommunications plc that we had acquired in 1999, to Tiscali S.p.A in 2001 for a total of £22.4 million.  In 2001, we also disposed of or closed U.K. online business-to-business and business-to-consumer activities.

          We benchmark investments against our cost of capital, estimated to be 8 per cent, and returning value to our shareholders.  As a consequence of these strict financial criteria and decreasing values, we did not complete any acquisitions in 2002.

          In 2003, a number of opportunities were assessed as meeting the same tough financial and strategic criteria and consequently we invested £129.9 million in new businesses.  In Professional Media we acquired the Interior Design Handbook, an interior design directory; This Caring Business, the market leading care homes publication; The Oncology Group and Cliggott Publishing, companies specialising in the oncology publication and education market; Aprovia UK which owns both The Builder Group, a U.K. construction publisher and event organizer, and Barbour Index, an information services provider to professionals in the U.K. construction and health and safety sectors; and the 50 per cent shareholding not already owned by the Group in Property Media Limited, a U.K. construction and design publisher.  In Market Research we acquired Eurisko, an Italian market research company.

          On  July 30, 2004 we acquired MediMedia’s drug information businesses in continental Europe and Asia, and all of its trade press, patient education and pharma marketing solutions businesses in Germany, Benelux and AsiaPacific. This included major brands occupying leading positions in 21 markets. The purchase price was €282.5 million in cash (net of cash on acquisition). Additionally, in a joint venture with German software company CompuGroup Holding AG, we acquired Axilog – France’s leading practice management software provider – from France Telecom. We hold a 25% stake in the joint venture which acquired Axilog.

          On  January 18, 2005, CMPMedica submitted a binding offer to acquire medical trade press and other professional healthcare business information services in France, currently owned by MediMedia, for €36 million in cash. We completed the acquisition on March 31, 2005.

          On  February 1, 2005, CMP Asia announced the acquisition of the Tissue World events and publication from Paperloop for $4.5 million, being in part subject to the outcome of a forthcoming exhibition. Paperloop is a leading news and information provider for the pulp, paper and allied industries. We have a 37.2% stake in Paperloop.

          On  February 7, 2005, United Advertising Publications (“UAP”) acquired the licensed trade sector publishing events assets of Quantum Business Media, including the leading title in the licensed trade, The Publican, for £21 million in cash.

          On April 15, 2005, we announced that we have signed a definitive agreement with GFK in relation to the sale of NOP World, our market research business, for £383 million in cash. The consideration of £383 million is stated on a debt/cash free basis and will be subject to an adjustment to reflect the level of working capital at completion. Completion of the disposal, took place on June 1, 2005. The disposal of NOP World is not expected to generate any tax liability for the Group. UBM intends to return £300 million of the proceeds to shareholders – all of it by way of a special dividend of 89p per share.  In order to maintain comparability of the UBM share price and earnings and dividends per share before and after the payment of the special dividend, the Board intends to seek shareholder approval to implement a consolidation of UBM’s issued ordinary share capital. The share consolidation will replace 17 existing ordinary shares with 14 new ordinary shares. A circular was  posted to shareholders on June 3, 2005 setting out the details of the special dividend and the share consolidation and a notice of an extraordinary general meeting to be held on June 20, 2005 to seek approval from shareholders.

          On April 27, 2005, we announced that we had sold our shareholding in SDN to itv for a net consideration of approximately £35 million in cash. Our 33% shareholding in SDN was a non-core part of our business. Under the provisions of the SDN Shareholders’ Agreement and Articles of Association, UBM and S4C exercised pre-emption rights in relation to MUKBL’s shareholding in SDN and subsequently entered into a definitive agreement with itv to sell SDN for approximately £134 million including net debt assumed of £33 million, subject to adjustments to reflect SDN’s working capital balances and other potential consideration adjustments.

Cost Restructuring

          Since 2000, a priority for the Group has been restructuring our cost base in order to protect profit against market downturns. The restructuring has involved headcount reductions of over 2,600 staff and vacant space reduction, as well as other business process reengineering programs. Over the past four years we have reduced the cost base by over 30 per cent, securing £210 million in annualized cost reductions measured against 2000, at constant exchange rates. In 2004 we have stepped up our program of offshoring and outsourcing with expected annualized savings of approximately $20 million by 2007.

Capital Expenditure

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

          In 2004 and 2003, capital expenditure was mainly related to IT investment across the divisions and amounted to £8.5 million (2003: £6.9 million)

          See “Item 5.B.  Operating and Financial Review and Prospects - Liquidity and Capital Resources” for further discussion on capital expenditures.

B.      BUSINESS OVERVIEW

          UBM is one of the leading market information companies in the world, with its three primary businesses, Professional Media, News Distribution and Market Research, offering a comprehensive range of market information services.  The primary business units are:

-

Professional Media, which includes CMP Media, the largest business-to-business and on- line publisher in the U.S. high tech sector with, in 2004, a share of the market in which it operates approximately twice that of its nearest competitor (based on “IMS/Auditor” statistics), and CMPMedica, a group of drug information businesses in continental Europe and Asia, and trade press, patient education and pharma marketing solutions businesses in Germany, Benelux and AsiaPacific. This includes major brands occupying leading positions in 21 markets. Also included are CMP Information and CMP Asia, publishing and exhibitions businesses in Europe and Asia Pacific, respectively, and UAP which has a portfolio of consumer and business to business titles and web sites, including Exchange & Mart and Dalton’s Weekly in the United Kingdom.

-

News Distribution, which includes PR Newswire, one of the world’s leading electronic distributors of corporate news with over 40,000 customers worldwide including over 50 per cent of U.S. Fortune 500 companies.

-

Market Research, which comprises NOP World, a top ten market research businesses with strong positions in several key sectors of the market, including media, healthcare, automotive, financial, business and technology and consumer sectors.

          See “Item 5.  Operating and Financial Review and Prospects” for details of revenue and operating income/loss by category of business activity and geographic market.

Professional Media

          Professional Media, comprising CMP Media (including Continuing Medical Education (“CME”), the specialist U.S. healthcare business), CMPMedica, CMP Information (“CMPi”), CMP Asia and United Advertising Publications plc (“UAP”), is UBM’s largest sub-division. Geographically, Professional Media covers the major developed markets of the United States, the United Kingdom and Europe, as well as developing markets in Asia and AsiaPacific.  Professional Media’s two major activities are publishing and trade shows and conferences. CMP Media’s 31 main publications reach 3.2 million subscribers.

          CMP Media is a leading integrated media company providing essential information and marketing services to the technology industry and healthcare providers.

          CMP Media’s technology business serves the entire technology spectrum – the builders, sellers and users of technology worldwide.  Capitalizing on its editorial strength, CMP Media is well positioned to offer marketers comprehensive, integrated media solutions tailored to meet their individual needs.  Its diverse products and services include newspapers, magazines, Internet products, research, direct marketing services, education and training, trade shows and conferences, consulting and custom publishing. Its high tech portfolio spans the entire technology spectrum:  electronics, software development, applied technology, the channel, network and enterprise sectors. Its award winning publications include CRN, Dr. Dobb’s Journal, EE Times, InformationWeek, NetworkComputing, Network Magazine and VARBusiness.

          In 2001, to augment its leading market position, CMP Media acquired ENEN, a seminar and web cast business broadcasting news and product information to over 485,000 design engineers in 79 countries.  ENEN was rebranded and launched as NetSeminar Services in 2002. It also launched Optimize in late 2001, a new monthly high-tech strategy magazine and in 2002 launched the Institute of Partner Education & Development, a specialist training business to help technology businesses to understand and sell product through the channel and a new event, the Communications Design Conference. In November 2003, CMP’s healthcare business acquired  The Oncology Group and Cliggott Publishing from SCP Communications Inc. which included Oncology, Oncology News International and Consultant. In 2004, the company completed the acquisition which added new therapeutic categories to the CMP healthcare portfolio.

          Based on “IMS/Auditor” statistics, for the year ended December 31, 2004, CMP Media’s market share - by ad page volume of the business information technology market - was 26.9 per cent (2003: 28.9 per cent; 2002: 27.4 per cent) and its nearest competitor had an overall share of 12.8 per cent (2003: 12.8 per cent; 2002: 11.6 per cent).  Electronic Buyers News was closed during December 2003; this will reduce CMP Media’s market share of ad pages by approximately two to three per cent – still well ahead of its nearest competitor.  A newly repositioned electronics industry title was launched in April 2004. For the year ended December 31, 2004, CMP Media’s share was greater than the combined market share of the second and third place companies in the business-to-business market.  Capitalizing on its editorial strength, CMP Media is well positioned to offer integrated media solutions, tailored to meet the needs of its customers.

          CMP Media has been broadening its online reach by creating content-focused niche websites.  In June 2003, the TechWeb Network launched StoragePipeline.com, the first in a series of websites covering specific technology topics.  By the end of 2004, there were 20 such websites.  As the Pipeline name suggests, the sites and their newsletters are forward-looking, delivering insight into both existing and next generation technologies.  Similarly, EE Times launched DesignLine sites for the electronics community. By year end, there were two in the series: AutomotiveDesignLine.com and PowerManagementDesignLine.com.

          Custom publishing is one of the fastest growing businesses at CMP Media.  Drawing from all company assets, this group has created multi-million dollar integrated media packages for Hewlett-Packard and Intel as well as other marketing solutions tailored to smaller customers.

          In 2004, the company increased its global reach. In February, CMP Media introduced Dr. Dobb’s Journal to the professional software developer market in China through a licensing arrangement with Huazhang Company.  In addition, CMP also introduced CRN into the Middle East market through a licensing arrangement with Al-Rakameiat Publishing FZ LLC.  In May, the company introduced DV Magazine into the Czech Republic and DV Expo into the European market through a licensing arrangement with Vogel Burda Communications s.r.o.  In September, CMP Media and Microsoft Corporation introduced MSDN Magazine to the professional software developer market in the AsiaPacific region through a licensing arrangement with Charlton Media Group. In December, CMP Media introduced InformationWeek to 75,000 professionals in China through a licensing arrangement with Morningside.

          CMPMedica (acquired in 2004) is a unique drug information provider with the world’s largest international network of operations.  Its key brands are well-established market leaders and CMPMedica has a successful track record in expanding its drug information operations, through new product development and electronic applications.

          In addition to this core drug information business, in selected countries CMPMedica also comprises well-established leading medical titles for healthcare professionals, pharmaceutical marketing solutions and patient education assets that have been successfully expanded, by building on its extensive list of contracts with the pharmaceutical industry, and that reach healthcare professionals and point of care workplaces.

          Drug information systems are an integral part of decision support systems for healthcare professionals and provide essential information used at the point of care via various reference tools (including directories, indexes and databases). The reference tools come in both print and electronic (offline, online, software and Internet) formats, providing a range of different information, classifications and disclosures. The key elements for successful adoption of a drug are the active substances (molecular structure), the galenic form (the method of administration) and prescription information.  This information forms the basis for drug information systems.

          The most comprehensive reference products are full disclosure directories.  These aim to list all relevant information on all the drugs that exist within a certain jurisdiction. As well as full disclosure directories, there are abbreviated directories that are more practical working reference tools and these include some (or all) of the information in a full disclosure directory, presented concisely. Abbreviated directories are typically cross-referenced to the full disclosure version.

          Healthcare professionals use trade magazines as a key source of medical information. In addition, certain magazines address the latest social and economic issues affecting doctors, dentists, veterinarians and pharmacists. Publications appear in a variety of formats and at varying intervals, offering advertisers a highly flexible medium to reach their desired target audience.

          Pharmaceutical marketing solutions and the patient education business provide marketing and communications services for pharmaceutical companies, notably through publications and products that educate or inform professionals and patients on various healthcare issues.

          CMPi operates integrated portfolios of traditional and online media across a number of markets including the healthcare, property, entertainment, travel, agriculture and print sectors.  Its major brands include Pulse, Travel Trade Gazette, Music Week and International Confex. CMPi has its headquarters in the United Kingdom and additional operations in the rest of Europe.  During 2004, CMP Europe operated as an integrated part of CMPi.

          During 2002, CMPi continued its restructuring of the business to improve efficiency and processing, as part of an overall drive to increase operating profit margins despite the decline in revenues experienced.  In addition, 2002 saw the successful running of the National Flooring Show, following its acquisition in 2001; the launch of Intra at the start of the year, a monthly publication aimed at the U.K. architecture and interior design market; and the launch of three new exhibition extensions: Ifsec Shanghai, extending CMPi’s successful security show to the Chinese market; Firex South, aimed at the U.K. fire prevention market and the Convention of Pharmaceutical Ingredients Japan. New products in 2003 include FiSH, the Food and Hygiene exhibition.

          In addition to these organic initiatives, CMPi is also expanding its business by acquisition.  In April 2003, it significantly strengthened its presence in the U.K. construction market by buying out its joint venture partner to become 100 per cent owner of Property Media Limited.  Property Media owns Property Week and five market leading events.  In May 2003, Interior Design Handbook, an interior design directory was acquired. In addition, in July 2003, CMPi acquired Aprovia UK which owns The Builder Group, a U.K. construction publisher and event organizer, and Barbour Index, an information services provider to professionals in the U.K. construction and health and safety sectors. CMPi now covers a wide spectrum within the property and building market; titles include Building Design, What’s New in Building and Glass Age. In 2004, CMPi continued the integration of the acquired businesses and started the process of leveraging the benefits between the existing business and the acquired business. A number of new organic initiatives were started under the umbrella brand of “20:20”, the results of which will be seen in 2005. During the year there were a number of major relaunches of the weekly titles all of which were aimed at increasing market share. In May 2005 ABI Limited, a data business providing sales leads and information to the UK construction industry was acquired.

          CMP Asia is one of the largest non-governmental organizers of trade fairs in Asia and a provider of business information through its publications and websites.  CMP Asia is headquartered in Hong Kong and operates in 11 major cities in Asia and the United States.  It has over 70 international trade fairs and conferences, 18 publications and a targeted portfolio of business-to-business websites.  It operates in 13 market sectors. Its portfolio of fairs include the September Hong Kong Jewellery & Watch Fair, Furniture China, Asia Pacific Leather Fair and Cosmoprof Asia, each being the largest fair of its kind in Asia. CMP Asia continues to expand, through the growth of its existing events and publications, by launching new products and by acquisition.

          Consistent with CMP Asia’s strategy to grow its business throughout Asia, KSS, a Japanese exhibition and publishing company, specializing in the natural healthcare and health food ingredients markets, was acquired in 2001 and merged with CMP Japan.  A series of successful new launches followed, including, in 2002 and 2003, a new fair and publication both titled Diet & Beauty.

          Alongside the development of its media business in Japan, CMP Asia is also continuously planning and launching new products.  For 2002, CMP Asia introduced a number of new events including the Convention of Pharmaceutical Ingredients. In 2003 and 2004, jewelry trade fairs in Southern China, a hotel equipment fair in Beijing and a chemical fair in Korea were launched.

          UAP is based in the United Kingdom and incorporates a portfolio of advertising based consumer and business-to-business titles, distributed through the news trade and by controlled circulation and free pick up. Its main brands include Exchange & Mart, Dalton’s Weekly and Auto Exchange and a range of other titles including Industrial Exchange & Mart, The Trader and Opportunities. The news trade periodicals are weekly, tri-weekly, monthly and annually. Free pick-up titles are published in major metropolitan areas, and are distributed by a third party contractor through gas stations and supermarkets.

          Investment in new projects continued and in 2002 included the completion of the Daltonsbusiness.com website and the development of Exchange & Mart content for publication in Auto Exchange titles. 2003 saw the acquisition of This Caring Business, the market leading care homes publication, and the completion of the Daltonsholidays.com web site. In 2004, a Daltonsproperty.com website was launched as was a new monthly controlled circulation title for distribution to corporate personal assistants called The PA. Auto Exchange Dealer Extra content was also made available in the Exchange and Mart title during 2004. The Exchange and Mart motoring website was relaunched and Auto exchange developed Trader Desk content for the co branded motoring website. These launches further broaden the UAP portfolio.

Group Investments

          Certain of the Group’s investments, which were previously classified as associated undertakings and joint ventures, were reclassified as fixed asset investments under U.K. GAAP with effect from January 1, 2001.  Following the disposal of UBM’s broadcasting businesses during 2000, the nature of the Group’s commercial relationships, its board representation and, consequently, its level of influence has changed in respect of businesses that were formerly managed within the broadcasting division.  These businesses comprise five (35.37 per cent stake), Independent Television News Limited (20 per cent stake) and SDN Limited (33.05 per cent stake).  The Group’s investment in SIS (Holdings) Limited (20 per cent stake) was reclassified to fixed asset investments during 2000. UBM does not consider  these investments to be core to its ongoing activities.

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

          In January 2000, the acquisition of eWatch, an internet monitoring service, strengthened the business’s innovative portfolio of media intelligence products. This portfolio, which includes ProfNet and Online Media Atlas, has benefited from a number of product enhancements over the last three years. These products provide an important service to public relations and investor relations professionals who demand increasingly sophisticated tools to better target their messages and measure the effectiveness of their communications programs.

          In December 2000, PR Newswire made an investment in the Xinhua Financial News Network, one of the most comprehensive providers of real-time financial news and market data in China.  In November 2002, PR Newswire made an additional investment and created Xinhua PR Newswire, a specially designed service that allows Chinese corporations to send full text corporate announcements through specifically developed channels to target key media and investment outlets internationally.  These channels include newspaper, radio and television outlets, as well as over 3,000 global news portals.  The investment broadens avenues of communications into the rapidly expanding Chinese economy and now provides business entities there with access to over one million analysts, brokers and journalists through PR Newswire’s networks.

          In 2001, PR Newswire continued to extend its geographical presence into new markets and territories to build its global capability, acquiring companies with strong local brands and intimate market knowledge.  In August 2001, a new subsidiary bureau was started in Argentina, adding a further presence in the Latin American region following the joint venture in Brazil started in 2000. This expansion makes a total of 36 offices operating in 11 countries and reaching 135 countries in more than 30 languages.

          In November 2001, PR Newswire entered into a strategic alliance with Thomson Financial to introduce co-branded products, utilizing Thomson’s First Call Network reaching 800 brokerage firms and 45,000 desktops worldwide.  An agreement was also reached with Palm, Inc. to distribute branded full text news releases, using wireless technology, to all new series Palm personal digital assistants (PDAs).  This service is available to existing PDAs via a download site.  A similar service was launched with GoAmerica later in 2002.

          Early in 2002, PR Newswire also developed ReleaseWatch, a supplementary service to eWatch, to allow professional communicators to track and monitor distribution of their press releases online following their issue.

          In 2002, the business also launched in the United Kingdom and the United States, the Online Media Atlas, the world’s largest global online database of over 464,000 journalists at 144,000 media outlets in 172 countries, enabling communication professionals to pinpoint the right media for their PR activities.  The French, German and Spanish versions were also launched during the year.

          In May 2002, PR Newswire launched MultiVuTM a service which provides broadcast and multimedia production and global distribution services to companies worldwide who seek to reach the media, financial community and general public with their visual messages.  Today, among chief competitors in the space, MultiVu™ is the fastest growing broadcast PR service in the United States.

          In 2004, PR Newswire launched Search Engine Visibility, a product that extends the life of a news release by optimizing access to releases through Internet search. Search Engine Visibility assures that a news release is prominent among the search results on the most important Internet search engines and portals. It provides users with a report showing how often their releases are accessed through these search engines and what search terms are used that result in their access.

          In October 2004, PR Newswire introduced another exclusive distribution product called MediaRoom. This service gives customers control over the news section of their organization’s website, allowing them to post, edit or remove a wide variety of content without going through their technology department. Customer wire releases are seamlessly and automatically placed on the site making their job easier and faster to accomplish.

          In January 2005, PR Newswire announced a partnership with Rivet Software to provide members with an XBRL document creation and distribution tool.

          In February 2005, eWatch launched its PrintPubs service. The service, which monitors ten thousand print publications, allows users to monitor print media, in addition to the online media captured through the traditional eWatch service.

          PR Newswire Europe (“PRNE”) was established in 1998. The acquisitions of Two-Ten Communications and NEWSdesk and their integration with PR Newswire International into PRNE have created one of the leading providers of communications support services in Europe, specializing in high-speed information distribution to the media and financial markets. With the end of the Regulatory News Service monopoly in April 2002, the business launched a U.K. regulatory news distribution service called Disclose.

          In March 2001, PRNE acquired Cyperus, the leading company in the French and Spanish high tech corporate communications market, and in July 2001, PRNE took a 50 per cent stake in the press release distribution arm of the Dutch national press agency, ANPSS. There were no acquisitions or disposals during 2004. Two main strategic alliances were formed in 2004, one with Hugin in the Nordic regions and another with News Aktuell in Germany, both with the aim of distributing PR Newswire products to an existing customer base.

Market Research

          In 2004, NOP World undertook significant investment through its Growing the Future plan to re-orientate the business from its historic, company-based structure to more customer-focused industry sectors. These specific industry verticals comprise:

          NOP World Health is the leading provider of primary research to the global healthcare industry, counting every major pharmaceutical and biotech company among its customers.  Through the legacy of its core operating units (Strategic Marketing Corporation, Market Measures/Cozint and NOP World Health), NOP has almost a century of healthcare specific experience, including a thorough understanding of therapeutic category trends and dynamics.

          NOP World Health is also the only company to provide an integrated look at attitudes and actions across consumers, patients, managed care leaders and physicians, as well as the interactions between them that drive prescribing. NOP World Health is one of the largest multi-country research providers, and a pioneer in online pharmaceutical market research.

          NOP World Automotive is the leading provider of product, brand and consumer research and consulting to the global automotive industry.  With over 50 years in the business, its clients include every major European, North American and Far Eastern car manufacturer.  The acquisition of Allison-Fisher International Inc (“AFI”) in June 2001 strengthened the position of NOP World Automotive in the North American automotive market. AFI was founded in 1982 and is the leading supplier of pre-purchase syndicated market research to the automotive industry in the United States.  Over the last fifteen years, AFI has achieved strong growth.  Renowned for the quality of its information and its knowledge of the market, AFI’s syndicated research analysis has proven to be a natural fit with NOP World Automotive’s U.S. custom market research operation.

          NOP World Consumer is a leading provider of syndicated and custom research services addressing consumer behavior across a full spectrum of economic, cultural, and political climates.  NOP World Consumer has provided market research on consumer driven industries for over 50 years and its clients include some of the world’s pre-eminent consumer companies.  The division comprises the combined former operations of Roper Starch, Audits & Surveys and NOP World Consumer.  Apart from the primary consumer research business, NOP World Consumer also has two business units specifically focused on key service niches.

          NOP World Financial has been in existence for 75 years and is a leading provider of research to the global financial services sector via interrogation methods and qualitative and quantitative techniques.  The division produces thousands of syndicated and ad hoc studies across a variety of populations, products and markets to assist organizations in understanding the needs of their customers.

          NOP World Business & Technology has, for more than two decades, been recognized as an international research specialist, providing a range of business-to-business research solutions at all stages of the product lifecycle.

          In addition, NOP World has a number of entities that operate on a standalone basis and provide research services across a number of sectors.  These include:

          MRI – MRI is the primary source of audience information for the American magazine industry. Its ratings form the “currency” with which print advertising is bought and sold.  MRI offers comprehensive demographic, lifestyle, product usage and exposure information to several forms of advertising media including magazine, television, radio and the Internet. Its research is relied upon by 90 of the top 100 advertising agencies in the U.S. and forms the basis for the majority of media and marketing plans that are written for advertised brands in the U.S. MRI operates several divisions specifically charged with helping media, advertising agencies and national marketers find, maintain and sharpen their competitive edge in the media marketplace.

          Eurisko – NOP World acquired a leading position in the Italian market through the purchase of Eurisko in December 2003, providing it with a platform to export its products throughout Europe, and in “Sinottica”, a leading consumer segmentation product, it secured a major new syndicated product which complements NOP World’s sector strengths.

          Other - Mystery Shopping (U.S. and European consumer research) and Friedman (field marketing services in U.S. shopping malls).

          As announced on January 28, 2005, we appointed financial advisors to conduct a strategic review of NOP World. The strategic review examined a number of alternatives to maximize the value of NOP World for our shareholders, including developing NOP World further, expanding NOP World through strategic alliances or selling NOP World.

          On April 15, 2005, we announced that we had signed a definitive agreement with GFK in relation to the sale of NOP World for £383 million in cash. The consideration of £383 million is stated on a debt/cash free basis and will be subject to an adjustment to reflect the level of working capital at completion. Completion of the disposal, which was conditional upon required antitrust and regulatory approvals, took place on June 1, 2005.

Competition

          Our business-to-business magazines and events, published or undertaken by CMP Media, CMP Information and CMP Asia, compete directly with comparable publications and events in their respective fields in the United States, Europe and Asia, as well as with other media, such as newspapers, television and radio.

          CMPMedica is a unique drug information provider in print and electronic formats with the world’s largest international network of operations. In addition to its core drug information business, CMPMedica also comprises well-established medical trade press titles for healthcare professionals. CMPMedica is an undisputed market leader in the 25 countries where it operates in Europe and AsiaPacific. In each country, CMPMedica mainly competes with small local competitors. It also competes indirectly with larger competitors which predominantly operate in the U.S.

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

          In both the United Kingdom and the United States, our advertising periodicals compete with regional newspapers and other advertising periodicals.  Many of our advertising periodicals are leaders in their specialist fields.

Raw Materials

          The basic raw material of advertising periodicals is newsprint.  During 2004, our continuing operations purchased approximately 8,294 metric tons (tonnes) (2003: 8,156 tonnes; 2002: 11,671 tonnes) of newsprint from a number of producers principally in the United Kingdom, Scandinavia and Canada that we furnished to independent printers producing our advertising publications.

          The basic raw material of magazines is coated and non-coated paper. During 2004, we purchased approximately 22,612 tonnes (2003: 20,546 tonnes; 2002: 20,342 tonnes) of coated and non-coated paper, most of which we furnished to independent printers producing our magazines.

          From 2002 to 2004, there were no significant impacts arising from price fluctuations in such raw materials.

C.      ORGANIZATIONAL STRUCTURE

Principal Subsidiaries

          The following information relates to those subsidiary undertakings whose operations are considered to be significant to the Group.

	Country of incorporation and operation	Percentage interest and voting rights at December 31, 2004

Professional Media
CMP Asia Ltd	Hong Kong	100
CMP Europe Ltd	Great Britain	100
CMP Information Ltd	Great Britain	100
CMPi Group Ltd (formerly Aprovia (UK) Ltd)	Great Britain	100
CMP Media LLC	United States	100
VIDAL (OYP) S.A.	France	100
Medizinische Medien Information GmbH	Germany	100
CMPMedica Asia Pte Ltd	Singapore	100
Expoconsult B.V.	Netherlands	100
United Advertising Publications plc	Great Britain	100
CMP Information, Inc.	United States	100
News Distribution
PR Newswire Association Inc.	United States	100
PR Newswire Europe Ltd	Great Britain	100
Market Research
Allison-Fisher International LLC	United States	100
Eurisko NOPWorld Srl	Italy	100
Market Measures/Cozint L.P	United States	100
Mediamark Research, Inc.	United States	100
NOP Research Group Ltd	Great Britain	100
NOP World Strategic Marketing L.P	United States	100
RoperASW LLC	United States	100
Head office
United Business Media Finance Inc.	United States	100
United Business Media Group Ltd	Great Britain	100
United Business Media (Jersey) Ltd	Jersey	100
United Finance Ltd	Great Britain	100

(1)	Market Measures/Cozint LP and NOP World Strategic Marketing LP were merged to become NOP World Health LP on 12/31/04

          All companies stated as being incorporated in Great Britain are registered in England and Wales.  None of the above subsidiaries are held directly by the Company, with the exception of United Business Media (Jersey) Ltd.

D.      PROPERTY, PLANTS AND EQUIPMENT

          UBM leases a 173,000 square feet premise in London, England for use as its U.K. headquarters. UBM also leases around 200 properties worldwide, primarily in the United Kingdom ‘68 properties’ and the United States. Subsequent to the acquisition of CMPMedica we have acquired 33 additional operational leasehold properties.

          UBM owns a number of properties in the United Kingdom, the most significant of which is an office building of 34,400 square feet in Tonbridge, Kent. We also own The TV Studios, Culverhouse Cross, Cardiff that comprises 175,000 square feet for potential investment/development purposes.

          All of the properties owned and leased by UBM are suitable for their respective purposes and are in good operating condition.  There are no plans to significantly change the facilities utilized by the Group.

          Since 2000, primarily as a result of the downturn in the US market, UBM has undertaken a cost reduction and reorganization program involving redundancies of over 2,600 staff.  As a result of the reduced staff and property requirements, provision has been made for vacant space and onerous leases covering approximately 445,500 square feet in the United States and 249,000 square feet in the United Kingdom subsequent to the sale of Express Newspapers.

Environmental policy

          We do not operate in an area of high environmental risk.   Our principal environmental impact arises from energy consumption, which we continue to monitor, and we set reduction targets where practicable.   There are continuing programs in place to increase awareness of energy consumption issues among employees and to encourage reductions in energy usage where practicable. We also seek to reduce the impact of paper usage by increasing use of online publication and electronic data collection, and waste recycling programs.

          We operate other appropriate environmental initiatives such as waste recycling.  Our environmental policy, as summarized below, is published on our website, which itself is not intended to be part of this Annual Report.

Environmental policy and objectives

          As a leading market information company we recognize that we have a role to play in ensuring that we manage our environmental impacts. We also recognize that we have a role to play in communicating good environmental practice outside our company.

Our environmental policy is based on four goals:

1.	We will seek to integrate the identification and management of environmental issues within our every-day business practices;
2.	We will give full consideration to the management of our key environmental impacts;
3.	We will strive to ensure that environmental improvements go hand-in-hand with reduced costs and increased efficiency; and
4.	Where appropriate, we will use our position as a leading market information company/organization to promote good environmental practice through our products and services.

Environmental policy (continued)

Objectives

In fulfilling our environmental policy we have set ourselves the following objectives:

1.	To ensure that we identify and communicate good environmental practice throughout our business;
2.	To regularly review our policy regarding the use of recycled paper within our businesses; and to identify and monitor our energy usage with a view to setting reduction targets.

ITEM 5.   OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.      OPERATING RESULTS

          This section should be read in conjunction with UBM’s consolidated financial statements and the notes thereto appearing elsewhere in this Annual Report. UBM’s consolidated financial statements are prepared in accordance with U.K. GAAP which differ in significant respects from U.S. GAAP.  Reference should be made to the “Summary of Differences Between U.K. GAAP and U.S. GAAP” in note 34 to our consolidated financial statements for reconciliations to U.S. GAAP for net income, shareholders’ equity and certain other financial data.

General

          UBM is one of the leading market information companies in the world, with its three primary businesses, Professional Media, News Distribution and Market Research, offering a comprehensive range of business information services.  UBM operates primarily in the United States and United Kingdom, but also has business interests in Europe, Asia Pacific and Latin America.

          In 2004, underlying revenue growth and significantly increased operating margins delivered an operating profit of £132.3 million, up 33.1 per cent. Underlying revenue grew by 3.2 percent, with underlying operating profit up 20 per cent. The continuing drive for operating efficiencies increased margins from 13.3 per cent in 2003 to 16.3 per cent in 2004. In 2005, UBM will be investing in a program of offshoring and outsourcing to maintain the momentum behind the productivity successes of recent years.

          Acquisitions are performing ahead of plan and the investment in multimedia products is paying off with a 33 per cent increase in online revenues and the prospect of good growth in 2005. The investment program over the last two years has strengthened the product range we offer to the increasingly diverse range of market sectors that we serve. Many of these new products have impressive growth rates based upon long-term client relationships. Together with our acquisitions, these provide United with a greater proportion of predictable revenues.

          Following the recent announcement of our intention to undertake a strategic review of the Group’s market research business, a number of third parties expressed their interest in acquiring NOP World. On April 15, 2005, the Group announced that it had signed a definitive agreement with GFK in relation to the sale of NOP World, its market research business, for £383 million in cash. The consideration of £383 million is stated on a debt/cash free basis and will be subject to an adjustment to reflect the level of working capital at completion. Completion of the disposal, which was conditional upon required antitrust and regulatory approvals, took place on June 1, 2005. The Group intends to return £300 million of the proceeds of the disposal to UBM shareholders. This amount represents some 17 per cent of UBM’s current market value. Details of the mechanics for the return of capital were announced at UBM’s Annual General Meeting  held on May 12, 2005 and are set out on page 9.

          On April 27, 2005, the Group announced that is has sold its 33% shareholding in SDN Limited to itv plc for a net consideration of approximately £35 million in cash.  The shareholding was a non-core part of the Group’s businesses.  SDN had three shareholders: UBM, NTL Broadcast (MUKBL Digital Limited) and S4C Digital Medial Limited.  Under the provisions of the SDN Shareholders’ Agreement and Articles of Association, UBM and S4C Digital Medial Limited exercised pre-emption rights in relation to MUKBL Digital Limited’s shareholding in SDN and subsequently entered into a definitive agreement with itv plc to sell SDN for approximately £134 million including net debt assumed of £33 million, subject to adjustments to reflect SDN’s working capital balances and other potential consideration adjustments.  For the year ended December 31, 2004, UBM’s share of SDN’s profit was £1.3 million.  The transaction is expected to have minimal impact on UBM’s earnings per share in 2005.

          On March 22, 2005, we voluntarily delisted from the Nasdaq National Market and terminated our ADR program.  This decision was based on the uneconomic nature of maintaining this very thinly traded security.  ADSs outstanding at the end of November 2004 accounted for only 0.2% of our issued equity.  Holders of ADRs were entitled to exchange their UBM ADSs by May 20, 2005 for the appropriate number of underlying UBM ordinary shares. On May 31, 2005 the depositary sold 65,887 UBM ordinary shares in respect of ADSs not submitted for exchange by May 20, 2005. The holders will receive the cash proceeds from this sale.  In addition, in view of the increasing costs of maintaining a U.S. registration, we are proposing to terminate our Exchange Act registration in due course. On May 12, 2005, our shareholders passed an amendment to our Articles of Association that would allow us to require U.S. shareholders to sell their ordinary shares or B Shares so that we may be certain that the number of U.S. shareholders is less than 300 in respect of both the ordinary shares and the B Shares.

          The board recommended a final dividend which was declared and approved and brought the total dividends for the year to 12 pence, an increase of 33.3 per cent. This increase reflects the excellent performance achieved in 2004 and UBM’s confidence in the long-term outlook for the business.

Sources of Revenue

          For the year ended December 31, 2004, the United States and the United Kingdom represented UBM’s two largest markets, accounting for 83 per cent (2003: 90 per cent; 2002: 91 per cent) of revenue.  The United States accounted for 52 per cent and the United Kingdom accounted for 31 per cent in 2004.

          UBM’s advertising revenues represent approximately 37 per cent (2003: 34 per cent; 2002: 36 per cent) of revenue from continuing businesses for the year ended December 31, 2004 with 14 per cent (2003: 17.9 per cent; 2002: 20 per cent) of revenue from continuing businesses being derived from high-tech publishing advertising.  UBM is therefore exposed to the risk of a reduction in advertising spending resulting from an economic downturn, particularly in the U.S. and U.K. markets. This risk is somewhat reduced however due to the diversification of UBM’s advertising and marketing revenues in terms of products and geographical distribution.

          In addition to advertising revenues, approximately 63 per cent (2003: 66 per cent; 2002: 64 per cent) of UBM’s revenue from continuing businesses for the year ended December 31, 2004 were derived from trade shows, market research and public relations revenues resulting from marketing spending by UBM’s customers, which may also be affected by economic downturns.  Trade show receipts are collected up to twelve months in advance as exhibitors normally sign up for their next trade show at the current show and hence this sector may lag the general economic cycle. This non-advertising revenue includes that derived from newswire distribution, which is not directly dependent on advertising and marketing budgets.

          In addition to external acquisitions, UBM seeks to develop its business through internal development of new products and markets, which are collectively referred to as “organic initiatives” in the following discussion.

Cost Restructuring

          Over the previous three years, primarily as a result of the downturn in the United States market, UBM has undertaken a cost reduction and reorganization program involving Group redundancies of over 2,600 staff, vacant space reductions and other business process reengineering programs. Over the past three years, we have reduced the cost base by over 30 per cent, securing £210 million in annualized cost reductions measured against 2000, at constant exchange rates. As a result of the reduced staff and property requirements, provisions have been made for vacant space and onerous leases. The Group continues to restructure the business to improve efficiency and processing in order to maintain margins and has stepped up its program of offshoring and outsourcing. Projects already offshored or outsourced include data processing, telephone interviewing, software upgrades, website conversions and circulation management. New projects currently being finalized or in planning are not expected to have a material effect in 2005 but should realize annualized savings of approximately $20 million by 2007.

Currency

          UBM’s exposure to currency fluctuations results mostly from the translation of the financial statements of its non-U.K. subsidiaries, particularly its U.S. subsidiaries, into pounds sterling.  The pound sterling strengthened further during 2004 and 2003 resulting in a negative impact on reported income.  UBM’s current estimated translation sensitivity to fluctuations of the pound sterling is such that it records losses or gains of approximately £0.3 million of operating income when the pound sterling appreciates or depreciates by 1 per cent on average against all of the currencies in which its subsidiaries record income.

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

Goodwill and other intangible assets

          In accordance with U.K. Financial Reporting Standard (“FRS”) 11, “Impairment of Fixed Assets and Goodwill” (“FRS 11”), purchased goodwill is capitalized as an intangible asset and amortized through the profit and loss account on a straight-line basis over its estimated useful life.  The estimated useful life is determined based on the nature, age and stability of the industry in which the business operates, and generally is a period of between five and twenty years for U.K. GAAP. Impairment reviews are carried out at the end of the first full financial year after acquisition and on the occurrence of any event or change in circumstances indicating that there may have been a decline in the carrying value or change in useful life.  Where a business is sold, or where goodwill is considered to have been impaired, the net book value of goodwill or the amount of impaired goodwill, as applicable, is charged through the profit and loss account as part of the profit or loss on disposal or through operating profit in the year of impairment.  Impairment results in goodwill being written down to its recoverable amount, which is determined to be the higher of value in use (the present value of expected future cash flows) and net realizable value.  Value in use is determined at the level of income generating units.  In 1998 in accordance with FRS 10, “Goodwill and Intangible Assets”, the Company reinstated previously written off goodwill net of accumulated amortization.

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

Pension plans and other post retirement benefits

          In November 2000, the U.K. Accounting Standards Board (“ASB”) published FRS 17 “Retirement Benefits”.  As under U.S. GAAP, plan assets and liabilities are determined by, respectively, market-related values at the date of the financial statements and by discounting plan obligations using a market derived discount factor.  Under FRS 17 actuarial gains and losses are recognized in full in the balance sheet with movements recognized in the statement of total recognized gains and losses.  This differs from U.S. GAAP, which does not require the full recognition of actuarial gains and losses, and also requires the amortization of actuarial gains and losses to be recognized in the profit and loss account.  FRS 17 is required to be fully implemented in the 2005 financial year with disclosures of the impact required from 2001. In 2002, UBM elected to fully adopt FRS 17 in order to provide additional information to investors in this area of current market focus.

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

Deferred tax

          In December 2000, the ASB published FRS 19, “Deferred Tax”, which requires deferred tax to be provided in full, except on timing differences arising where non-monetary assets are revalued and where there is no commitment to sell the asset and on the retained earnings of subsidiaries, joint ventures or associates where there is no commitment to remit such earnings.  FRS 19 was implemented in the 2002 financial year and did not have a material impact on our financial position or results of operations. Deferred tax assets have not been recognized, having given consideration to the businesses in which the deferred tax assets arise and future forecasts which indicate that their recoverability is uncertain.  Had these deferred tax assets been recognized, an asset of up to £81.7 million would exist in the Group balance sheet at December 31, 2004 (2003: £84.1 million; 2002: £92.1 million).

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

Accounting for ESOP Trusts

          In December 2003, the ASB’s Urgent Issues Task Force issued UITF Abstract No. 38 “Accounting for ESOP trusts” which supersedes UITF Abstract No. 13. UITF Abstract No. 38 changes the presentation of shares held in an ESOP trust from requiring them to be recognized as assets to requiring them to be deducted in arriving at shareholders’ funds. In addition the ASB issued related amendments to UITF Abstract No. 17 “Employee share schemes”. UITF Abstract No. 17 has been amended to reflect the consequences for the profit and loss account of the changes in the presentation of own shares held by an ESOP trust. Amended Abstract 17 requires that the minimum expense should be the difference between the fair value of the shares at the date of award and the amount that an employee may be required to pay for the shares (i.e., the “intrinsic value’ of the award). The expense was previously determined either as the intrinsic value or, where purchases of shares had been made by an ESOP trust at fair value, by reference to the cost or book value of shares that were available for the award. The new accounting requirements become mandatory for accounting periods ending on or after June 22, 2004. The Group has adopted UITF Abstract No. 38 and the amendments to UITF Abstract No. 17 and the Group has restated 2003, 2002, 2001 and 2000 as if UITF Abstract No. 38 had been adopted reducing fixed asset investments and consequently its shareholders’ equity by £4.1 million for 2003 and 2002 (2001: £7.3 million; 2000: £9.5 million).

Impact of Recently Issued Accounting Standards Not Yet Adopted

U.S. GAAP

          In December 2004, the FASB issued SFAS 123(R) “Accounting for stock based compensation”. SFAS 123(R) replaces SFAS 123 and supersedes APB 25 and becomes effective for accounting periods that begin after June 15, 2005. The statement eliminates the option to use APB 25’s intrinsic value method of accounting which was available under SFAS 123. Under SFAS 123(R), stock based compensation is recognized in the financial statements based on the grant fair value of the awards (with limited exceptions). The fair value method is similar to the method in SFAS 123 and an indication of its impact on the Group is provided on page F-74.

          In December 2004, the FASB issued FASB Statement No. 153 “Exchanges of Non-monetary assets” “SFAS 153” which is an amendment to APB No. 29 “Accounting for Non-monetary Transactions” “APB 29” as part of the FASB’s short term convergence project with the International Accounting Standards “IASB”. APB 29 provided an exemption to its general principle of measuring such transactions at fair value where the exchange related to similar productive assets. The exemption permitted the exchange to be valued at the recorded amount of the assets relinquished. SFAS 153 removes this exemption so that all non-monetary transactions (apart from those without commercial substance) are recorded at fair value. SFAS 153 is effective for transactions taking place after June 15, 2005 and should be applied prospectively. As a result the Group plans to adopt SFAS 153 for the financial year to December 2005. The adoption of this standard is not expected to have a material impact on the Group’s financial position or results of operations.

International Financial Reporting Standards

          From 2005 onwards the Group is required to prepare its consolidated financial statements in accordance with International Financial Reporting Standards (“IFRS”) in accordance with European Union regulations.  References to IFRS throughout this document refer to the application of International Accounting Standards and International Financial Reporting Standards.

          The first Annual Report under IFRS will be for 2005 and the first interim results reported under IFRS will be for the six months ended June 30, 2005.  The following explains how the Group’s reported performance and financial position are affected by this change.

Presentation of Financial Information

          The Group financial statements have been prepared in accordance with International Accounting and Financial Reporting Standards (“IFRS”) and are presented in UK Sterling.

          This restatement document has been prepared on the basis that all IFRSs, International Financial Reporting Interpretation Committee (“IFRIC”) interpretations, and current IASB exposure drafts will be issued as final standards and adopted by the European Commission.  The failure of the European Commission to adopt all of these standards in time for financial reporting in 2005, or the issue of further interpretations by IFRIC in advance of the reporting date, could result in the need to change the basis of accounting or presentation of certain financial information from that presented document.

          The Group is taking advantage of the exemption not to apply IAS 32 and IAS 39 until  January  1, 2005, and as such no adjustments relating to these standards have been included.  For the interim reporting as at June 30, 2005, a restatement of the opening balance sheet at January 1, 2005 will be provided to align the Group’s 2005 opening position under IAS 32 and IAS 39.

          The IFRS financial information set out below, does not constitute statutory accounts as defined in section 240 of the Companies Act 1985.  The auditors have issued an unqualified opinion on the Group’s statutory accounts for the year ended December 31, 2004, which have been delivered to the registrar of companies.

Consolidated income statement
for the year ended December 31, 2004
(unaudited)

	Total 2004

	£m
Continuing operations
Revenue	809.1
Other operating income	9.1
Operating expenses	(701.2)
Income from investments	5.2
Share of results from associates and joint ventures	6.5

Group operating profit	128.7

Additional profit on prior year disposals	18.9
Amounts written off investments	(11.7)

Earnings before interest and taxes (“EBIT”)	135.9

EBITA*	131.8
Amortization of intangible assets	(3.1)
Additional profit on prior year disposals	18.9
Amounts written off investments	(11.7)
Earnings before interest and taxes (“EBIT”)	135.9
Net interest income	12.5
Financing costs – pension schemes	(3.4)

Profit before tax	145.0
Taxation	(28.7)
Exceptional taxation credit	121.0

Profit for the year	237.3

Attributable to:
Equity holders of the parent	235.8
Minority interests	1.5

	237.3
Earnings per share
- basic	70.4	p
- diluted	61.8	p

*EBITA represents Group operating profit excluding impairment of goodwill, and amortization of intangible assets.

Consolidated balance sheet
at December 31, 2004
(unaudited)

	December 31 2004	January 1 2004

	£m	£m
Assets
Non-current assets
Goodwill	583.4	430.8
Intangible assets	50.4	—
Property, plant and equipment	45.0	54.5
Investments accounted for using the equity method	55.1	57.8
Other investments	47.9	132.1

	781.8	675.2

Current assets
Inventories	14.9	11.6
Trade and other receivables	304.7	270.9
Cash and cash equivalents	336.8	496.6

	656.4	779.1

Non-current assets classified as held for sale	5.1	—

Total assets	1,443.3	1,454.3

Liabilities
Current liabilities
Borrowings	142.8	241.6
Convertible bond	—	221.1
Trade and other payables	291.9	287.7
Current tax liabilities	208.0	308.5

	642.7	1,058.9

Non-current liabilities
Borrowings	96.1	101.9
Convertible bond	208.7	—
Retirement benefit obligation	96.0	84.8
Trade and other payables	4.6	5.4
Provisions	48.6	63.1
Deferred tax liabilities	16.8	—

	470.8	255.2

Total liabilities	1,113.5	1,314.1

Shareholders’ equity
Share capital	72.6	76.7
Share premium	310.8	309.4
Other reserves	201.3	199.2
Retained earnings	(257.1)	(446.1)

Total shareholders’ equity	327.6	139.2
Minority interest in equity	2.2	1.0

Total equity	329.8	140.2

Total equity and liabilities	1,443.3	1,454.3

Consolidated cash flow statement
for the year ended December 31, 2004
(unaudited)

2004

£m
Cash flows from operating activities
Cash generated from operations	107.1
Interest received	27.4
Interest paid	(19.6)
UK income tax received	1.0
Overseas tax paid	(11.0)
Dividend received from joint ventures and associates	4.8
Dividend paid to non equity shareholders	(0.4)
Income from fixed asset investments	4.8

Net cash flows from operating activities	114.1

Cash flows from investing activities
Acquisition of interests in subsidiaries, net of cash acquired	(190.2)
Purchase of property and equipment	(8.5)
Proceeds on sale and purchase of property and equipment	1.9
Acquisition of interests in associated companies and joint ventures	(1.7)
Proceeds from sale of investments	3.0
Dividend paid to shareholders	(31.2)
Investment in own shares - ESOP	(4.1)
Proceeds from other investments	64.1

Net cash flows from investing activities	(166.7)

Cash flows from financing activities
Proceeds from issuance of ordinary share capital	1.5
Return of capital to shareholders (including costs)	(1.9)
Increase/(decrease) in borrowings	(98.9)

Net cash flows from financing activities	(99.3)

Net increase/(decrease) in cash and cash equivalents	(151.9)
Net foreign exchange difference	(8.0)
Cash and cash equivalents at January 1	493.9

Cash and cash equivalents at December 31	334.0

Cash at bank in hand	144.6
Short-term liquid funds	192.2
Bank overdraft	(2.8)

Cash and cash equivalents at December 31	334.0

Statement of group total recognized income and expense
for the year ended December 31, 2004
(unaudited)

2004

£m
Profit for the financial year	237.6
Currency translation differences on foreign currency net investments:
Group	3.6
Joint ventures	(0.5)
Actuarial loss recognized in the pension schemes	(14.9)

Other recognized losses for the year	(11.8)

Total recognized income	225.8

The historical cost result is not materially different from the reported profit in either year.

Consolidated statement of changes in equity
for the year ended December 31, 2004
(unaudited)

	Attributable to equity holders of the parent

	Share capital	ESOP shares	Share premium	Other reserves	Retained earnings	Total	Minority interests	Total equity

	£m	£m	£m	£m	£m	£m	£m	£m
Balance at January 1 2004	84.5	(7.8)	309.4	199.2	(461.6)	123.7	1.0	124.7
Changes in accounting policy relating to first-time adoption of IFRS	—	—	—	—	15.5	15.5	—	15.5

Restated balance at January 1 2004	84.5	(7.8)	309.4	199.2	(446.1)	139.2	1.0	140.2
Currency translation differences	—	—	—	2.1	—	2.1	—	2.1
Net profit	—	—	—	—	235.8	235.8	1.5	237.3
B shares purchased by the company	—	—	—	—	(1.8)	(1.8)	—	(1.8)
Own shares purchased by the company	—	(4.1)	—	—	—	(4.1)	—	(4.1)
Premium on shares issued	—	—	1.4	—	—	1.4	—	1.4
Share-based payment	—	—	—	—	1.5	1.5	—	1.5
Actuarial losses on pensions	—	—	—	—	(14.9)	(14.9)	—	(14.9)
Equity dividends	—	—	—	—	(31.6)	(31.6)	(0.3)	(31.9)

Balance at December 31 2004	84.5	(11.9)	310.8	201.3	(257.1)	327.6	2.2	329.8

Selected notes to the consolidated financial statements
at December 31, 2004
(unaudited)

Earnings per share

          Basic earnings per share amounts are calculated by dividing net profit for the year attributable to ordinary equity shareholders by the weighted average number of ordinary shares outstanding during the year.

          Diluted earnings per share amounts are calculated by dividing the net profit attributable to ordinary shareholders (after deducting interest on the convertible bond) by the weighted average number of ordinary shares outstanding during the year (adjusted for the effects of dilutive options and dilutive convertible bond).

          The following reflects the income and share data used in the total operations basic and diluted earnings per share computations:

	2004 Earnings	2004 Weighted average number of shares million	2004 Earnings per share pence

	£m
Adjusted earnings per share	109.4	334.4	32.7
Adjustments
Amortization of intangible assets	(3.1)	—	(0.9)
Deferred tax on amortization of intangible assets	0.9	—	0.3
Additional profit on prior year disposals	(11.7)	—	(3.5)
Amounts written off investments	18.9	—	5.6
Exceptional taxation credit	121.0	—	36.2

Basic earnings per share	235.4	334.4	70.4
Dilution
Options	0.0	4.6	(1.0)
Convertible bond	3.5	47.8	(7.6)

Diluted earnings per share	238.9	386.8	61.8

          Adjusted earnings per share is presented as the directors consider that this is a meaningful measure of the performance of the group.  For diluted earnings per share, the weighted average number of shares in issue is adjusted to assume conversion of all dilutive potential ordinary shares.  The group has two categories of dilutive potential ordinary shares: those share options granted to employees where the exercise price is less than the average market price of the company’s ordinary shares during the year and shares attributable to convertible debt.  The impact of dilutive securities in 2004 would be to increase the profit by £3.5 million for convertible debt and to increase weighted average shares by 4.6 million shares for employee share options and 47.8 million shares for convertible debt.

          The weighted average number of shares excludes ordinary shares held by the ESOP and the QUEST.  The earnings have been calculated on an after-tax basis.

Selected notes to the consolidated financial statements
at December 31, 2004
(unaudited)

Segment information
Business segments

          At  December 31, 2004, the Group is organized into three main business segments – professional media, news distribution, and market research.  These segments are the basis on which the group reports its primary segment information.

          The professional media segment’s main activities are trade magazines and new publishing, and events and conference organization.

          The news distribution segment operates in the distribution, targeting and evaluation of company Information.

          The market research segment’s main activities are syndicated and custom market research.

          The following tables represent the revenue and profit information and certain asset and liability information for the Group’s business segments for the year ended  December 31, 2004.

Year ended December 31 2004

	Revenue	Profit/(loss) from operating activities	Share of results from equity investments	EBIT

	£m	£m	£m	£m
Segments
CMP Media	193.8	21.3	1.2	22.5
CMPMedica	29.8	0.3	—	0.3
CMP Asia	50.5	14.4	0.5	14.9
CMP Information	159.3	33.6	—	33.6
United Advertising Publications	58.5	13.2	—	13.2

Professional media	491.9	82.8	1.7	84.5
News distribution	94.8	20.4	2.3	22.7
Market research	222.4	20.3	—	20.3
Corporate operations #	—	(1.3)	2.5	1.2

	809.1	122.2	6.5	128.7

Additional profit on prior year disposals				18.9
Amounts written off investments				(11.7)

				135.9

	*EBITA	Impairment of goodwill	Amortization of intangibles	EBIT

	£m	£m	£m	£m
Segments
CMP Media	22.5	—	—	22.5
CMPMedica	3.4	—	(3.1)	0.3
CMP Asia	14.9	—	—	14.9
CMP Information	33.6	—	—	33.6
United Advertising Publications	13.2	—	—	13.2

Professional media	87.6	—	(3.1)	84.5
News distribution	22.7	—	—	22.7
Market research	20.3	—	—	20.3
Corporate operations #	1.2	—	—	1.2

	131.8	—	(3.1)	128.7

Additional profit on prior year disposals				18.9
Amounts written off investments				(11.7)

				135.9

Net interest income				12.5
Financing costs – pension schemes				(3.4)
Taxation				(28.7)
Exceptional taxation credit				121.0

Net profit for the year				237.3

*EBITA represents Group operating profit excluding impairment of goodwill, and amortization of intangible assets.
# Corporate operations comprises net central operating costs, together with those equity accounting investments which do not form part of one of the group’s operating divisions.

Selected notes to the consolidated financial statements
at December 31 2004
(unaudited)

Segment information (continued)

	Share of results from equity investments	Equity investment: Interest	Equity Investment: Tax	Share of results from equity investments (pre interest and tax)

	£m	£m	£m	£m
Segments
CMP Media	1.2	—	—	1.2
CMPMedica	—	—	—	—
CMP Asia	0.5	—	—	0.5
CMP Information	—	—	—	—
United Advertising Publications	—	—	—	—

Professional media	1.7	—	—	1.7
News distribution	2.3	—	(1.2)	3.5
Market research	—	—	—	—
Corporate operations #	2.5	(10.3)	0.4	12.4

	6.5	(10.3)	(0.8)	17.6

	EBITA* (pre-equity accounted)	Share of results from equity investments (pre interest and tax)	EBITA Group	Equity investment: Interest	Equity Investment: Tax	EBITA* as reported

	£m	£m	£m	£m	£m	£m
Segments
CMP Media	21.3	1.2	22.5	—	—	22.5
CMPMedica	3.4	—	3.4	—	—	3.4
CMP Asia	14.4	0.5	14.9	—	—	14.9
CMP Information	33.6	—	33.6	—	—	33.6
United Advertising Publications	13.2	—	13.2	—	—	13.2

Professional media	85.9	1.7	87.6	—	—	87.6
News distribution	20.4	3.5	23.9	—	(1.2)	22.7
Market research	20.3	—	20.3	—	—	20.3
Corporate operations #	(1.3)	12.4	11.1	(10.3)	0.4	1.2

	125.3	17.6	142.9	(10.3)	(0.8)	131.8

Additional profit on prior year disposals						18.9
Amounts written off investments						(11.7)

						139.0

*EBITA represents Group operating profit excluding impairment of goodwill, and amortization of intangible assets.
# Corporate operations comprises net central operating costs, together with those equity accounting investments which do not form part of one of the group’s operating divisions.

Selected notes to the consolidated financial statements
at December 31, 2004
(unaudited)

Segment information (continued)

	Segment Assets	Investments in associates and joint ventures	Total	Segment Liabilities

	£m	£m	£m	£m
Segments
CMP Media	199.5	4.8	204.3	28.2
CMPMedica	252.9	—	252.9	37.1
CMP Asia	30.1	2.5	32.6	23.8
CMP Information	192.5	—	192.5	35.0
United Advertising Publications	18.4	—	18.4	22.9

Professional media	693.4	7.3	700.7	147.0
News distribution	25.3	4.9	30.2	14.6
Market research	177.9	—	177.9	89.3
Corporate operations #	491.6	42.9	534.5	862.6

	1,388.2	55.1	1,443.3	1,113.5

	Capital expenditure	Depreciation	Impairment losses	Other non-cash

	£m	£m	£m	£m
Segments
CMP Media	1.5	2.2	—	—
CMPMedica	204.7	0.4	—	—
CMP Asia	0.2	0.1	—	—
CMP Information	0.8	1.9	—	—
United Advertising Publications	1.6	1.3	—	—

Professional media	208.8	5.9	—	—
News distribution	1.0	3.2	—	—
Market research	2.5	3.1	—	—
Corporate operations #	0.5	0.7	—	—

	212.8	12.9	—	—

# Corporate operations comprises net central operating costs, together with those equity accounting investments which do not form part of one of the group’s operating divisions.

Geographical segments

          The group’s three business segments operate in four main geographical areas.  The geographical segment analysis is based on the location of assets.  Geographical segment analysis based on the location of customers or markets would not be materially different.

          The following table provides an analysis of the group’s revenue, assets, capital expenditure by the four geographical regions.

Year Ended  December 31, 2004

	Segment revenue	Segment assets	Capital expenditure

	£m	£m	£m
Segments
United Kingdom	248.8	723.8	3.7
North America	424.4	374.8	2.9
Europe and Middle East	78.1	313.7	206.0
Pacific	57.8	31.0	0.2

	809.1	1,443.3	212.8

First-time adoption of International Financial Reporting Standards
(unaudited)

          In 2005 the Group will adopt IFRS for the first time.  Previously the Group reported under UK generally accepted accounting principles (“UK GAAP”).

          The Group has applied IFRS 1 First-time Adoption of International Financial Reporting and Accounting Standards to provide a starting point for reporting under IFRS.  The date of transition to IFRS is  January 1, 2004 and all information in these financial statements has been restated to reflect the Group’s adoption of IFRS.

          The adoption of IFRS has resulted in the following principal changes to the Group’s accounting policies:

IFRS 2 ‘Share-based Payment’
          IFRS 2 ‘Share-based Payment’ requires an expense to be recognized where the Group buys goods or services in exchange for shares or rights over shares, or in exchange for other assets equivalent in value to a given number of shares or rights over shares.  The main impact of IFRS 2 on the Group is the expensing of employees’ and directors’ share options and other share-based incentives by using an option-pricing model to calculate the fair value at date of grant; this is then charged against profits over the relevant vesting period.

          In accordance with IFRS 1, all share option grants made on or after November 7, 2002 have been considered.

IFRS 3 ‘Business Combinations’, IAS 36 ‘Impairment of Assets’ and IAS 38 ‘Intangible Assets’
          Upon acquisition the Group measures the identifiable assets and liabilities of acquired entities at their fair values at the acquisition date.  This includes intangible assets which would not be capitalized had they been internally developed.  Under IFRS 3, management considers it is probable that more intangible assets will be recognized separately from goodwill.

          Additionally, the adoption of IFRS 3 has resulted in the Group ceasing goodwill amortization and instead testing for impairment annually at the cash generating unit level (unless an event occurs during the year which requires goodwill to be tested more frequently) from 1 January 1, 2004.

          The useful lives of intangible assets other than goodwill are assessed at the individual asset level.  Where an intangible asset has a finite life, it is amortised over its useful life.  Amortization periods and methods for intangible assets with finite useful lives are reviewed annually or earlier where an indicator of impairment exists.

          Under IFRS 1, the Group may elect not to apply IFRS 3 retrospectively to transactions taking place before the date of transition to IFRS, and management has elected to take this exemption.

IAS 18 ‘Revenue’ and IAS 11 ‘Construction Contracts’
          Under IAS 18, the recognition of revenue on service contracts should follow the principles of IAS 11. Under IAS 11, the valuation of contract work in progress is restricted to direct costs incurred, therefore less costs will be included than under UK GAAP.

          Under IAS 11, the stage of completion method must be adopted for the recognition of revenue and expenditure, and the Group have adopted this policy.

IAS 12 ‘Income Taxes’
          Under IFRS, the basis for recording deferred tax moves to a balance sheet liability method.  The most significant impact of this for the Group is that under IAS 12, a deferred tax liability is recognized on the difference between the balance sheet amount of intangible assets acquired as part of the Group’s acquisitions and the tax base of the intangible assets.

IAS 37 ‘Provisions, Contingent Liabilities and Contingent Assets’
          Under IFRS, the Group’s final dividend is not accrued at year-end, but is recognized only once it has been declared and approved by shareholders.

First-time adoption of International Financial Reporting Standards
(unaudited)

          In addition to the standards referred to on the previous page, the Group has resolved to early adopt the following revised standards during the year:

IAS 1	Presentation of Financial Statements (revised 2003)
IAS 2	Inventories (revised 2003)
IAS 7	Cash Flow Statements (revised 2003)
IAS 8	Accounting Policies, Changes in Accounting Estimates and Errors (revised 2003)
IAS 10	Events after Balance Sheet Date (revised 2003)
IAS 16	Property, Plant and Equipment (revised 2003)
IAS 17	Leases (revised 2003)
IAS 21	The Effects of Changes in Foreign Exchange Rates (revised 2003)
IAS 24	Related Party Disclosures (revised 2003)
IAS 27	Consolidated and Separate Financial Statements (revised 2003)
IAS 28	Investments in Associates (revised 2003)
IAS 33	Earnings per Share (revised 2003)

The Group is taking advantage of the exemption not to apply IAS 32 and IAS 39 until 1 January 1, 2005.

First-time adoption of International Financial Reporting Standards

          Reconciliation of profit or loss for year ended December 31, 2004 (unaudited)

          The changes in accounting policies had the following effect on the profit reported for the year ended  December 31, 2004.

	Note	As reported under UK GAAP	Effect of transition to IFRS	Reported under IFRS

Revenue	12	809.6	(0.5)	809.1
Other operating income		9.1	—	9.1
Operating expenses	1,2,3,5,6,12	(822.1)	120.9	(701.2)
Income from investments	4	6.0	(0.8)	5.2
Share of profit from associates and joint ventures	1,4	3.7	2.8	6.5

Operating profit		6.3	122.4	128.7
Additional profit on prior year disposals		18.9	—	18.9
Amounts written off investments		(11.7)	—	(11.7)
Net interest income		12.5	—	12.5
Financing costs – pension schemes		(3.4)	—	(3.4)

Profit before tax		22.6	122.4	145.0
Tax expense	4,7	(30.8)	2.1	(28.7)
Exceptional taxation credit		121.0	—	121.0

Net profit/(loss) for the year		112.8	124.5	237.3

Attributable to:
Equity holders of the parent		111.3	124.5	235.8
Minority interests		1.5		1.5

		112.8	124.5	237.3

First-time adoption of International Financial Reporting Standards at December 31, 2004

          Reconciliation of balance sheet and equity at January 1, 2004 (unaudited)

          The effect of the changes to the Group’s accounting policies on the balance sheet and equity of the Group at the date of transition to IFRS presented under UK GAAP, January 1, 2004, was as follows.

	Note	As reported under UK GAAP	Effect of transition to IFRS	Reported under IFRS

Assets
Non-current assets
Goodwill		430.8	—	430.8
Intangible assets		—	—	—
Property, plant and equipment		54.5	—	54.5
Investments accounted for using the equity method	4	11.4	46.4	57.8
Other investments	4,9	168.9	(36.8)	132.1
Deferred tax assets		—	—	—

		665.6	9.6	675.2

Current assets
Inventories	5,12	20.4	(8.8)	11.6
Trade and other receivables	4,12	158.5	112.4	270.9
Cash and cash equivalents	9	611.1	(114.5)	496.6

		790.0	(10.9)	779.1

Non-current assets classified as held for sale		—	—	—

Total assets		1,455.6	(1.3)	1,454.3

Current liabilities
Borrowings		241.6	—	241.6
Convertible bond		221.1	—	221.1
Trade and other payables	8,10	305.4	(17.7)	287.7
Current tax liabilities		308.5	—	308.5

		1,076.6	(17.7)	1,058.9

Non-current liabilities
Borrowings		101.9	—	101.9
Convertible bond		—	—	—
Retirement benefit obligation	6	83.9	0.9	84.8
Deferred tax liabilities		—	—	—
Trade and other payables		5.4	—	5.4
Provisions		63.1	—	63.1

		254.3	0.9	255.2

Total liabilities		1,330.9	(16.8)	1,314.1

Shareholders’ equity
Ordinary shares		76.7	—	76.7
Share premium		309.4	—	309.4
Other reserves		199.2	—	199.2
Retained earnings	5,6,8,10	(461.6)	15.5	(446.1)
Minority interest		1.0	—	1.0

Total equity		124.7	15.5	140.2

Total liabilities and equity		1,455.6	(1.3)	1,454.3

First-time adoption of International Financial Reporting Standards at  December 31, 2004

Reconciliation of balance sheet and equity at December 31, 2004 (unaudited)

          The effect of the changes to the Group’s accounting policies on the balance sheet and equity of the Group at the date of the last financial statements presented under previous GAAP, December 31, 2004, was as follows.

	Note	As reported under UK GAAP	Effect of transition to IFRS	Reported under IFRS

Assets
Non-current assets
Goodwill	1,2,7,10	495.8	87.6	583.4
Intangible assets	2	—	50.4	50.4
Property, plant and equipment		50.1	(5.1)	45.0
Investments accounted for using the equity method	4	10.7	44.4	55.1
Other investments	4,9	146.8	(98.9)	47.9

		703.4	78.4	781.8

Current assets
Inventories	5,12	22.8	(7.9)	14.9
Trade and other receivables	4,12	198.0	106.7	304.7
Cash and cash equivalents	9	378.8	(42.0)	336.8

		599.6	56.8	656.4

Non-current assets classified as held for sale	13	—	5.1	5.1

Total assets		1,303.0	140.3	1,443.3

Current liabilities
Borrowings		142.8	—	142.8
Trade and other payables	8,10	317.3	(25.4)	291.9
Current tax liabilities		208.0	—	208.0

		668.1	(25.4)	642.7

Non-current liabilities
Borrowings		96.1	—	96.1
Convertible bond		208.7	—	208.7
Retirement benefit obligation	6	95.2	0.8	96.0
Deferred tax liabilities		—	—	—
Trade and other payables		4.6	—	4.6
Provisions		48.6	—	48.6
Deferred tax liabilities	7	1.4	15.4	16.8

		454.6	16.2	470.8

Total liabilities		1,122.7	(9.2)	1,113.5

Shareholders’ equity
Ordinary shares		72.6	—	72.6
Share premium		310.8	—	310.8
Other reserves	11	199.2	2.1	201.3
Retained earnings	1,2,3,4,5,68,10,11	(404.5)	147.4	(257.1)
Minority interest		2.2	—	2.2

Total equity		180.3	149.5	329.8

Total liabilities and equity		1,303.0	140.3	1,443.3

First-time adoption of International Financial Reporting Standards at December 31, 2004
(unaudited)

          Notes to IFRS adjustments

1.	Goodwill

          Under IFRS 3, goodwill on acquisitions is no longer amortised, but is held at its UK GAAP carrying value at the transition date and is then subject to an annual impairment review.  No impairment was identified as at  January 1, 2004 or as at  December 31, 2004 following our review.  An adjustment of £126.0 million was made to the income statement to reflect the reversal of amortization under UK GAAP during 2004.  Of the £126.0 million adjustment, £124.5 million increased the carrying value of goodwill on the balance sheet, and the £1.5 million of amortization relating to goodwill in joint ventures increased the carrying value of investments accounted for using the equity method on the balance sheet.

2.	Intangible assets

          IFRS 3 requires separable intangible assets that are acquired as part of a business acquisition to be identified separately from goodwill.  These assets are amortised over their useful lives.  United has taken advantage of the transition exemption which allows the identification of intangible assets to be applied only to those acquisitions which have taken place since the transition date.

          The adjustment made represents the £53.5 million of intangible assets acquired as part of the CMPMedica acquisition, transferring this amount from goodwill to intangible assets.  Amortization of £3.1 million has been charged on these intangible assets during 2004.

3.	Share-based payments

          Under IFRS 2, the fair value of share options and other share-based payments is recognized as an expense through the profit and loss account over the period through to the expected date of exercise.  The Standard requires recognition of the fair value of all share-based payments granted from November 7, 2002 onwards.  In determining the impact on the profit and loss account for 2004, the cost of £4.0 million as calculated under IFRS 2 has been partially offset by the reversal of the £2.5 million charge made in respect of the group’s incentive plans under UK GAAP, leaving a net adjustment of £1.5 million.

4.	Investments accounted for using equity method

          Certain investments, which have been accounted for by the Group as fixed asset investments under UK GAAP since 2001, will be equity accounted under IAS 28.  IAS 28 defines an associate based on the ability to exert significant influence, in contrast to UK GAAP where the influence has actually to be exerted.

          Due to the change in treatment for certain investments, a reclassification of £151.3 million was made to ‘Other investments’ at transition date to reclassify amounts relating to investments that will now be equity accounted under IAS 28.  This amount was reclassified to ‘Investments accounted for using the equity method’, and ‘Trade and other receivables’, for £46.4 million and £104.9 million respectively.  This adjustment groups long-term loans with the historical cost of investment in accordance with IAS 28.  The UK GAAP carrying value of these investments becomes deemed cost on transition under IFRS, and classifies short-term loans separately in receivables.  The net share of profit in these associates of £2.5 million was also recorded an as adjustment in 2004, which increases the carrying value of the investment on the balance sheet at December 31, 2004.  Dividends received during the year of £0.8 million have been reclassified from ‘Income from investments’ to reduce the balance sheet investment value.

          For equity accounted investments, IAS 28 requires the share of post tax profit or loss to be shown in a separate line on the face of the income statement, compared to UK GAAP, which recognizes the share of pre tax profit or loss and the share of taxation separately.  An adjustment of £1.2 million was made on the income statement, to transfer the share of tax for investments equity accounted under UK GAAP, from the taxation line to the share of profit from associates and joint ventures line on the face of the income statement.

First-time adoption of International Financial Reporting Standards at December 31, 2004
(unaudited)

Notes to IFRS adjustments (continued)

5.	Work in progress valuation

          Under UK GAAP, it is acceptable for the valuation of work in progress to include attributable overheads.  Under IAS 11, the valuation of work in progress is restricted to direct costs incurred.  An adjustment of £1.3 million was made on transition, to transfer the attributable overheads included in the work in progress balance as at January 1, 2004 to retained earnings.  An equivalent adjustment of £0.9 million was made at  December 31, 2004.

6.	Pension liability

          There are differences between the methodologies for the valuation of pension scheme assets under IAS 19 compared to FRS 17; under IAS 19, equity investments are valued on a bid value basis, whereas FRS 17 uses the mid-point valuation.   The adjustment of £0.9 million was made to the transition balance sheet at  January 1, 2004, to recognize the additional pension costs under the IAS 19 valuation on transition compared to the FRS 17 valuation under UK GAAP.  An adjustment of £0.1 million was also made as at December 31, 2004, to reduce the retirement benefit obligation liability as at  December 31, 2004 to recognize the difference in the 2004 pension charge.

7.	Deferred Taxation

          Under IAS 12, a deferred tax liability is recognized on the difference between the balance sheet amount of intangible assets acquired as part of the Group’s 2004 acquisitions and the tax base of the intangible assets.  Goodwill is grossed up by an equivalent amount and there is therefore no adjustment to net assets on recognition.

          An adjustment of £15.4 million was made as at December 31, 2004, to recognize a deferred tax liability on the intangible assets acquired as part of the CMPMedica acquisition and gross up goodwill accordingly.  This balance is after the release of £0.9 million of the liability to profit or loss, for the tax effect on the amortization of the CMPMedica intangible assets in 2004.

8.	Dividend creditor not accrued under IFRS

          Under IAS 37, the liability for dividends is not recognized until a formal obligation arises. As a result, the final dividend in 2004 of £28.5 million that was accrued under UK GAAP has been reversed under IFRS.

9.	Cash and cash equivalents

          Under IAS 1, cash comprises cash on hand and demand deposits with banks or other financial institutions.  This is the same as UK GAAP.

          However, under IFRS the cash balance also includes amounts for ‘cash equivalents’.  Cash equivalents are short-term liquid investments, and IFRS defines that cash equivalents are normally held for the purpose of meeting short-term commitments rather than investment purposes, and normally have a maturity date less than 3 months.  UK GAAP does not recognize the concept of ‘cash equivalents’, or the requirement for a maturity date of less than 3 months.

          As at January 1, 2004 and as at December 31, 2004, adjustments of £114.5 million and £42.0 million respectively, were made to reclassify the credit link notes with maturities greater than 3 months at the balance sheet date from cash and cash equivalents to other investments.

10.	Holiday pay accrual

          Under IAS 19, all accumulating employee compensated absences that are unused at the balance sheet date must be recognized as a liability.  There is no similar requirement under UK GAAP.  An adjustment of £1.8 million was made at the transition date to recognize the holiday pay obligation at  January 1, 2004, and a further £1.3 million was recognized on the acquisition of CMPMedica, to recognize the holiday pay obligations at the acquisition date.  This adjustment increased the CMPMedica goodwill on acquisition.  An accrual of £3.1 million was held at  December 31, 2004.

First-time adoption of International Financial Reporting Standards at  December 31, 2004
(unaudited)

Notes to IFRS adjustments (continued)

11.	Translation of foreign operations

          Under IAS 21, the assets and liabilities of foreign operations are translated at the closing rate at the balance sheet date, and the income and expenses for each income statement are translated at the average rate for the period.  The resulting exchange differences must be recognized as a separate component of equity, until disposal of the foreign operation when the accumulated exchange differences will be recognized in profit or loss when the gain or loss on disposal is recognized.  This is different from UK GAAP, where all exchange differences are taken directly to retained earnings.

          An adjustment of £3.1 million was made at December 31, 2004, to reclassify the translation differences for foreign operations from retained earnings to other reserves.  An adjustment was also made to recognize the translation difference on the deferred tax liability recognized for the CMPMedica acquisition of £1.0 million.  This translation difference increased the deferred tax liability and reduced the total translation differences in other reserves.

12.	Recognition of revenue on market research contracts

          Under IAS 11, the stage of completion method must be adopted for the recognition of revenue and expenditure on contracts where the outcome of the contract can be estimated reliably.

          The adjustments of £7.5 million and £7.0 million as at  January 1, 2004 and 31 December 31, 2004 respectively relate to the revenue and corresponding expenditure to be recognized in the profit or loss on short-term market research contracts.

13.	Non-current assets classified as held for sale

          Under IFRS 5, if the sale of a non-current asset is highly probable within one year from the balance sheet date, and the asset is available for immediate sale in its present condition, then it must be classified as held for sale.  This is not permitted under UK GAAP.

          The adjustment relates to a property with a carrying value of £5.1 million as at December 31, 2004 that is expected to be sold within the next 12 months.

Significant accounting policies

          Significant accounting policies for the preparation of these IFRS financial statements

          The significant accounting policies adopted in preparation of the group’s IFRS financial statements are set out below.

Basis of accounting
          The financial statements have been prepared in accordance with International Financial Reporting and Accounting Standards (IFRS) for the first time.  The disclosures required by IFRS 1 concerning the transition from UK GAAP to IFRS are given on pages 34 to 38.

          The consolidated financial statements have been prepared under the historical cost convention.  The consolidated financial statements are presented in Pounds Sterling and all values are rounded to the nearest thousand (£000) except when indicated otherwise.

Basis of consolidation
(a) Subsidiaries
          The consolidated financial statements include the financial statements of UBM plc and its subsidiaries as at  December 31, each year.  The financial statements of subsidiaries are prepared for the same reporting year as the parent company, using consistent accounting policies.  Adjustments are made to bring into line any dissimilar accounting policies that may exist.

          All intercompany balances and transactions, including unrealised profits arising from intra-group transactions, have been eliminated in full.  Unrealised losses are eliminated unless costs cannot be recovered.

          Subsidiaries are consolidated from the date on which control is transferred to the Group and cease to be consolidated from the date on which control is transferred out of the Group.  Where there is loss of control of a subsidiary, the consolidated financial statements include the results for the part of the reporting year during which UBM plc has control.

          The purchase method of accounting is used to account for the acquisition of subsidiaries by the Group.  The cost of an acquisition is measured, as the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange, plus costs directly attributable to the acquisition.  Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date, irrespective of the extent of any minority interest.  The excess of the cost of acquisition over the fair value of the Group’s share of the identifiable net assets acquired is recorded as goodwill.  If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in the income statement.

(b) Associates
          The Group’s investment in its associates is accounted for under the equity method of accounting.  This is an entity in which the Group has the ability to exert significant influence and which is neither a subsidiary nor a joint venture.  The financial statements of the associates are used by the Group to apply the equity method.  The reporting dates of the associates and the Group are identical and on the basis of consistent accounting policies.

          Under the equity method, the income statement reflects the share of the results of operations of the associates.  Where there has been a change recognized directly in the associates’ equity, the Group recognizes its share of any changes and discloses this, when applicable in the statement of changes in equity.

          When the Group’s share of losses in an associate equals or exceed its interest in the associate, including any other unsecured receivables, the Group does not recognize further losses, unless it has incurred obligations or made payments on behalf of the associate.

(c)  Joint ventures
          The Group’s interests in its joint ventures are accounted for under the equity method of accounting.

Significant accounting policies

          Significant accounting policies for the preparation of these IFRS financial statements

Segment reporting
          A business segment is a group of assets and operations engaged in providing products or services that are subject to risks and returns that are different from those of other business segments.  A geographical segment is engaged in providing products of services within a particular economic environment that are subject to risks and returns that are different from those of segments operating in other economic environments.

Revenue
          Revenue comprises the fair value of sale of goods and services, net of trade discounts, VAT, other sales related taxes, and after eliminated sales within the Group. Revenue is recognized as follows:

(a) Sale of goods
          Revenue is recognized when the significant risks and rewards of ownership of the goods have passed to the buyer and the amount of revenue can be measured reliably.

(b) Sales of services
          Revenue is recognized in the accounting period in which the services are rendered, with reference to completion of the specific transaction assessed on the basis of the actual service provided as a proportion of the total services to be provided.

          Publishing: advertising revenue is recognized on issue of the publication. Revenue from online subscriptions is recognized over the life of the subscription.

          Exhibitions: revenue is recognized when the show has been completed.  Deposits received in advance are recorded as deferred income in the balance sheet.

          Market research: revenue is recognized on a stage of completion basis.  Work in progress amounts are recorded in the balance sheet at cost.  Syndicated revenues are recognized on completion and any subsequent sales are recognized as they arise. Consulting revenues are recognized on a time incurred basis.

          News distribution: revenue is recognized on message delivery. Revenue  from subscriptions is recognized over the life of the subscription.

          Directories: revenue is recognized on the issue of the directory.

(c) Interest income
          Revenue is recognized as the interest accrues to the net carrying amount of the financial asset.

(d) Dividend income
          Dividend income is recognized when the right to receive the payment is established.

Significant accounting policies

          Significant accounting policies for the preparation of these IFRS financial statements

          Goodwill and Intangible Fixed Assets
(a) Goodwill
          Goodwill on acquisition is initially measured at cost being the excess of the cost of the business combination over the acquirer’s interest in the net fair value of the identifiable assets, liabilities and contingent liabilities. Following initial recognition, goodwill is measured at cost less any accumulated impairment losses.  Goodwill recognized under UK GAAP prior to the date of transition to IFRS is stated at net book value as at that date.  Goodwill is reviewed for impairment, annually or more frequently if events or changes in circumstances indicate that the carrying value may be impaired.

          As at the acquisition date, any goodwill acquired is allocated to each of the cash-generating units expected to benefit from the combination’s synergies.  Impairment is determined by assessing the recoverable amount of the cash-generating unit, to which the goodwill relates.  Where the recoverable amount of the cash-generating unit is less that the carrying amount, an impairment is recognized.  Where goodwill forms part of a cash-generating unit and part of the operation within that unit are disposed of, the goodwill associated with the disposed operation is included in the carrying amount of the operation when determining the gain or loss on disposal of the operation.  Goodwill disposed of in this circumstance is measured on the basis of the relative values of the operation disposed of and the portion of the cash-generating unit retained.

(b) Intangible Fixed Assets
          Intangible assets acquired separately are capitalized at cost and from a business combination are capitalized at fair value at the date of acquisition.  Following initial recognition, the cost model is applied to the class of intangible assets.  The useful lives of these intangible assets are assessed to be either finite or indefinite.

          Intangible assets, excluding development costs, created within the business are not capitalized and expenditure is charged against profits in the year in which the expenditure is incurred.  Software costs are written off as incurred, except for purchases from third parties in respect of major systems.  In such cases, the costs are written off over the expected useful life of the asset, not exceeding five years from the date of implementation of the software.

          Intangible assets are tested for impairment annually either individually or at the cash generating unit level.  Useful lives are also examined on an annual basis and adjustments, where applicable are made on a prospective basis.

          A summary of the useful lives applied to the Group’s intangible assets is as follows:

	Useful Lives	Method

Brands	Finite	10 years straight line
Software	Finite	5 years straight line
Customer Relationships	Finite	5 years straight line
Subscription Lists	Finite	5 years straight line

Property, Plant and Equipment
          Property, plant and equipment are stated at cost less accumulated depreciation. Depreciation is provided on all tangible fixed assets except freehold land. Depreciation rates are calculated so that assets are written down to residual value in equal annual instalments over their expected useful lives, which are as follows:

Freehold buildings and long leasehold property	10-70 years
Leasehold improvements	Term of lease or useful life
General plant, machinery and equipment	5-20 years
Computer equipment	3 years
Motor vehicles	3-5 years

Significant accounting policies

          Significant accounting policies for the preparation of these IFRS financial statements

Impairment of assets
          Assets that are subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.  An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount.  The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use.  For purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units).

Inventories
          Inventories and work in progress are valued on the first in first out basis at the lower of cost and net realisable value.  Cost comprises materials, direct labour and directly attributable production costs and overheads.

Operating leases
          Leases where the lessor retains substantially all the risks and benefits of ownership of the asset are classified as operating leases.  Operating lease payments are recognized as an expense in the income statement on a straight-line bases over the lease term.

Trade and other receivables
          Trade receivables, which generally have 30-90 day terms, are recognized and carried at original invoice amount less an allowance for any uncollectible amounts.  An estimate for doubtful debts is made when collection of the full amount is no longer probable.  Bad debts are written off when identified.

Cash and cash equivalents
          Cash and cash equivalents include cash at bank and in hand, deposits and short-term deposits with an original maturity of three months or less.

          For the purpose of the consolidated cash flow statement, cash and cash equivalents consist of cash and cash equivalents as defined above, net of outstanding bank overdrafts with are shown within borrowings.

Provisions
          Provisions are recognized when the Group has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.

Deferred tax
          Deferred tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements.  However, if the deferred income tax arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss, it is not accounted for.  Deferred income tax is determined using tax rates (and laws) that have been enacted or substantially enacted by the balance sheet date and are expected to apply when the related deferred income tax asset is realised or the deferred income tax liability is settled.

          Deferred tax assets are recognized to the extent that it is probable that future taxable profit will be available against which the temporary difference can be utilised.

          Deferred tax is provided on temporary differences arising on investments in subsidiaries and associates, except, where the timing of the reversal of the temporary difference is controlled by the Group and it is probable that the temporary difference will not reverse in the foreseeable future.

Significant accounting policies

          Significant accounting policies for the preparation of these IFRS financial statements

Foreign currencies
          Assets and liabilities denominated in foreign currencies are translated into sterling at the rates of exchange ruling at the date of the balance sheet. The trading results of foreign operations are translated into sterling at an average of the exchange rates ruling for the year. Differences arising on the retranslation of investments, including goodwill, in foreign operations and related net foreign currency borrowings, and from the translation of the results of those foreign operations at average rate, are taken directly to equity until disposal, at which time they are recognized in the consolidated income statement.  All other exchange differences are taken to the income statement.

Pension costs
          The group sponsors a number of defined benefit schemes and defined contribution schemes. For the defined contribution schemes, the income statement charge represents the contributions payable to the scheme during the accounting period. The assets of the defined benefit pension schemes are measured at their market value at the balance sheet date and the liabilities of those schemes are measured using the projected unit method. The discount rate used is the current rate of return on an AA corporate bond of equivalent term and currency to the liabilities.  The extent to which the schemes’ assets exceed/fall short of their liabilities is shown as a surplus/deficit in the balance sheet to the extent that a surplus is recoverable by the group or that a deficit represents an obligation of the group.

The following is charged to operating profit:
•	the increase in the present value of pension scheme liabilities arising from employee service in the current period;
•	the increase in the present value of pension scheme liabilities as a result of benefit improvements over the period during which such improvements vest; and
•	gains and losses arising on settlements/curtailments.

          A credit in respect of the expected return on the schemes’ assets and a charge in respect of the increase during the period in the present value of the schemes’ liabilities because the benefits are one period closer to settlement are included in the consolidated income statement in the line ‘Financing costs – pension schemes’.

Share-based payment transactions
          Employees (including directors) of the Group receive remuneration in the form of share-based payment transactions, whereby employees render services in exchange for shares or rights over shares (‘equity-settled transaction’).

Equity-settled transactions
          The cost of equity settled transactions with employees is measured by reference to the fair value at the date at which they are granted.  The fair value is determined by an external valuer using the Black Scholes method.  In valuing equity-settled transactions, no account is taken of any performance conditions, other than conditions linked to the price of the shares of UBM plc (‘market conditions’).

          The cost of equity-settled transactions is recognized, together with a corresponding increase in equity, over the year in which the performance conditions are fulfilled, ending on the date on which the relevant employees become fully entitled to the award (‘vesting date’). The cumulative expense recognized for equity-settled transactions at each reporting date until the vesting date reflects the extent to which the vesting period has expired and the number of awards that, in the opinion of the directors of the Group at that date, based on the best available estimate of the number of equity instruments that will ultimately vest.

          No expense is recognized for awards that do not ultimately vest, except for awards where vesting is conditional upon a market condition, which are treated as vesting irrespective of whether or not the market condition is satisfied, provided that all other performance conditions are satisfied.

          The dilutive effect of outstanding options is reflected as additional share dilution in the computation of earnings per share.

Significant accounting policies

          Significant accounting policies for the preparation of these IFRS financial statements

Share Capital
          Ordinary shares are classified as equity.

          Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds.  Incremental costs directly attributable to the issue of new shares or options, or for the acquisition of a business, are included in the cost of acquisition as part of the purchase consideration.

          Where any Group company purchases the Company’s equity share capital (ESOP shares), the consideration paid, including any directly attributable incremental costs (net of income taxes) is deducted from equity attributable to the Company’s equity holders until the shares are cancelled, reissued or disposed of.  Where such shares are subsequently sold or reissued, any consideration received, net of any directly attributable incremental transaction costs and the related income tax effects, is included in equity attributable to the Company’s equity holders.

          Significant accounting policies applicable from 2005

Derivative Financial Instruments
          The policy for financial instruments represents that which will be applied from 2005 onwards. Derivative financial instruments are initially recorded at cost and then remeasured to fair value at subsequent balance sheet dates for reporting purposes.

          The fair value of forward exchange contracts is calculated by reference to current forward exchange rates for contracts with similar maturity profiles.  The fair value of interest rate swap contracts is determined by reference to market rates of interest.

          For the purpose of hedge accounting, hedges are classified as either fair value hedges when they hedge the exposure to changes in the fair value of a recognized asset or liability; or as cash flow hedges where they hedge exposure to variability in cash flows that is either attributable to a particular risk associated with a recognized asset or liability or a forecasted transaction.

          Changes in the fair value of derivative financial instruments that are designated and effective as cash flow hedges of forecast transactions are recognized directly in equity.  Amounts deferred in this way are recognized in the income statement in the same period in which the hedged firm commitments or forecast transactions are recognized in the income statement.

          In relation to fair value hedges which meet the conditions for hedge accounting, any gain or loss from remeasuring the hedging instrument at fair value is recognized in the income statement.  Any gain or loss on the hedged item attributable to the hedged risk is adjusted against the carrying amount of the hedged item and recognized in the income statement.

          Changes in the fair value of the derivative financial instruments that do not qualify for hedge accounting are recognized in the income statement as they arise.

          Hedge accounting is discontinued when the hedging instrument expires or is sold, terminated or exercised, or no longer qualifies for hedge accounting. At that point in time, any cumulative gains or losses on the hedging instrument recognized in equity is retained until the forecast transaction occurs.  If a hedged transaction is no longer expected to occur, the net cumulative gain or loss recognized in equity is transferred to the income statement for the period.

Significant accounting policies

Significant accounting policies applicable from 2005

Other Investments
          The Group classifies its investments in the following categories: available-for-sale financial assets and loans and receivables.  The classification depends on the purpose for which the investments were acquired. Management determines the classification of its investments at initial recognition and re-evaluates this designation at every reporting date.

          All investments are initially recognized as cost, being the fair value of the consideration given and including acquisition charges associated with the investments. After initial recognition, investments that are classified as available-for-sale are measured at fair value and loans and receivables are carried at amortised cost using the effective interest method.  The Group assesses at each balance sheet date whether there is objective evidence that a financial asset or a group of financial assets is impaired.

(a) Available-for-sale financial assets
          Available-for-sale financial assets are non-derivatives that are either designated in this category or not classified in any of the other categories. They are included in non-current assets unless management intends to dispose of the investment within 12 months of the balance sheet date.  Listed and unlisted investments are stated at market value, except where there is no market value in an active market and where the fair value cannot be reliably measured, and they are measured at cost.

(b) Loans and receivables
          Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market.  They arise when the Group provides money, goods or services directly to a debtor with no intention of trading the receivable.  They are included in current assets, except for maturities greater than 12 months after balance sheet date.  These are classified as non-current assets.

Convertible Bonds
          The component of the convertible bond that exhibits characteristics of a liability is recognized as a liability in the balance sheet, net of issue costs.  On the issue of the convertible bond, the fair value of the liability component is determined using a market rate for an equivalent non-convertible bond; and this amount is carried as a long-tem liability on the amortised cost basis until extinguished on conversion or redemption.

          The remainder of the proceeds is allocated to the conversion option that is recognized and included in shareholders’ equity, net of issue costs.  The value of the conversion option is not changed in subsequent years.

          Issue costs are apportioned between the liability and equity components of the convertible bond based on the allocation of proceeds to the liability and equity components when the instruments are first recognized.

Borrowings
          All loans and borrowings are initially recognized at cost, being the fair value of the consideration received net of issue costs associated with the borrowings.  After initial recognition, loans and borrowings are subsequently measured at amortised cost, and any difference between the proceeds and the redemption value is recognized in the income statement over the period of the borrowings using the effective interest method.  Amortised cost is calculated by taking into account any issue costs, and any discount or premium on settlement.

Impact of Recently Issued Accounting Standards adopted in 2004

U.S. GAAP

Derivatives Instruments and Hedging Activities

          In May 2003, the FASB issued Statement of Financial Accounting Standard 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities” (“SFAS 149”). The statement amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS 133.   SFAS 149 clarifies under what circumstances a contract with an initial net investment meets the characteristic of a derivative as discussed in SFAS 133. In addition, it clarifies when a derivative contains a financing component that warrants special reporting in the statement of cash flows. SFAS 149 amends certain other existing pronouncements.  With certain exceptions, SFAS 149 is effective for contracts entered into or modified after June 30, 2003, and for hedging relationships designated after June 30, 2003. The impact of adopting the standard has not had a material effect on our financial position or our results of operations.

Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity

          In 2003, the FASB issued Statement of Financial Accounting Standard 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity” (“SFAS 150”). This standard establishes guidance for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity.  Most of the guidance in SFAS 150 is effective for all financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003 or January 1, 2004. The impact of  adopting  this accounting pronouncement has not had a material impact on the Group’s financial position or our results of operations.

Accounting for Revenue Arrangements with Multiple Deliverables

          In January 2003, the Emerging Issues Task Force (EITF) issued EITF 00-21, “Accounting for Revenue Arrangements with Multiple Deliverables”. EITF 00-21 addresses the issues of how to determine whether an arrangement involving multiple deliverables contains more than one unit of accounting and how arrangement consideration should be measured and allocated to the separate units of accounting in the arrangement. EITF 00-21 does not change otherwise applicable revenue recognition criteria. EITF 00-21 is effective for revenue arrangements entered into in fiscal periods beginning after June 15, 2003. The impact of  adopting  this accounting pronouncement has not had a material impact on the Group’s financial position or our results of operations.

Consolidation of Variable Interest Entities

          In January 2003, the FASB issued FIN 46, “Consolidation of Variable Interest Entities, an Interpretation of Accounting Research Bulletin No. 51”, which requires a variable interest entity (“VIE”) to be consolidated by its primary beneficiary (“PB”). The PB is the party that absorbs a majority of the VIE’s expected losses and/or receives a majority of the expected residual returns.

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

          The process also identified an investment greater than 50 per cent. The Group holds a 70 per cent investment in a group of exhibition joint ventures known as CMP Sino Expo, which is equity accounted due to substantive minority shareholder veto rights constituting a legal and structural constraint precluding the ability of UBM to exercise significant influence over the operating and financial policies of that entity. EITF 96-16 defines such substantive minority shareholder veto rights and applies to investments in which the investor has a majority voting interest in investees, with the minority interest consisting of only one or a small number of other investors with certain approval or veto rights.   FIN 46 allows an exemption from consolidation of a VIE where substantive minority shareholder veto rights, as defined by EITF 96-16, exist.

          The Group has adopted FIN 46 for entities created subsequent to February 1, 2003 as of December 31, 2003 and will adopt FIN 46-(R) for the year ending December 31, 2004. The adoption of FIN 46 did not result in the consolidation of any VIEs, nor has the adoption of FIN 46-(R) resulted in the consolidation of any VIEs.

Results of Operations

          The following table sets forth certain information regarding each area of UBM’s business and each geographical area.

	Year Ended December 31

	2002	2003	2004

	£m	£m	£m
Revenues by division
Continuing operations:
CMP Media	238.2	208.0	193.8
CMP Asia	51.1	44.4	50.5
CMP Information	127.6	117.2	159.3
United Advertising Publications	58.1	57.8	58.5

Professional media	475.0	427.4	462.1
News distribution	105.4	94.8	94.8
Market research	213.0	202.8	222.9

Continuing operations	793.4	725.0	779.8

Acquisitions:
CMP Media	—	2.5	—
CMP Medica	—	—	29.8
CMP Information	—	17.8	—
United Advertising Publications	—	0.3	—

Professional media	—	20.6	29.8
Market research	—	1.1	—

Acquisitions	—	21.7	29.8

	793.4	746.7	809.6

Revenues by geographic location:
United Kingdom, Europe and Middle East	244.7	257.2	327.7
North America	502.2	450.1	424.1
Pacific	46.5	39.4	57.8

	793.4	746.7	809.6

          The amounts shown against “CMP Media” and “CMP Information” for 2002 in the tables above have been restated to reflect the intra-group transfer of CMP Europe.

	Year Ended December 31

	2002		2003		2004

	£m	% of Revenues (1)	£m	% of Revenues (1)	£m	% of Revenues (1)

Pre-exceptional operating income before amortization of intangible assets by division:
Continuing operations:
CMP Media	(6.8)	—	14.6	7.0	23.0	11.9
CMP Asia	13.7	26.8	12.6	28.4	15.0	29.7
CMP Information	10.1	7.9	22.9	19.5	33.6	21.1
United Advertising Publications	12.7	21.8	13.9	24.0	13.2	22.6

Professional media	29.7		64.0		84.8
News distribution	17.3	16.4	13.4	14.1	24.0	25.3
Market research	17.9	8.4	19.1	9.4	20.1	9.0

	64.9		96.5		128.9

Acquisitions:
CMP Media	—	—	0.2	8.0	—	—
CMP Medica	—	—	—	—	3.4	11.4
CMP Information	—	—	2.4	13.5	—	—
United Advertising Publications	—	—	0.1	33.3	—	—

Professional media	—		2.7		3.4
Market research	—	—	0.2	18.2	—	—

Acquisitions	—		2.9		3.4

	64.9		99.4		132.3

Pre-exceptional operating income before amortization of intangible assets by geographic location:
United Kingdom, Europe and Middle East	21.7		37.8		52.2
North America	32.1		50.4		63.2
Pacific	11.1		11.2		16.9

	64.9		99.4		132.3

(1)	Pre-exceptional operating income before amortization of intangible assets as a percentage of net revenues.

	Year Ended December 31

	2002		2003		2004

	£m	% of Revenues (1)	£m	% of Revenues (1)	£m	% of Revenues (1)

Pre-exceptional operating income after amortization of intangible assets by division:
Continuing operations:
CMP Media	(72.0)	—	(38.1)	—	(38.0)	—
CMP Asia	(0.5)	—	(0.9)	—	11.4	22.6
CMP Information	(17.3)	—	(3.0)	—	(3.7)	—
United Advertising Publications	11.7	20.1	13.2	22.8	12.3	21.0

Professional media	(78.1)		(28.8)		(18.0)	—
News distribution	11.0	10.4	2.9	3.1	21.6	22.8
Market research	(3.9)	—	4.9	2.4	7.9	3.5

	(71.0)		(21.0)		11.5

Acquisitions:
CMP Media	—	—	(0.2)	—	—	—
CMP Medica	—	—	—	—	(5.2)	—
CMP Information	—	—	(1.2)	—	—	—
United Advertising Publications	—	—	0.1	33.3	—	—

Professional media	—		(1.3)		(5.2)
Market research	—	—	—	—	—	—

Acquisitions	—		(1.3)		(5.2)

	(71.0)		(22.3)		6.3

Pre-exceptional operating income after amortization of intangible assets by geographic location:
United Kingdom, Europe and Middle East	(15.4)		3.4		(4.4)
North America	(52.6)		(22.9)		(3.0)
Pacific	(3.0)		(2.8)		13.7

	(71.0)		(22.3)		6.3

(1)	Pre-exceptional operating income before amortization of intangible assets as a percentage of net revenues.

          Further details on acquisitions are given in note 29 to our consolidated financial statements.

          The following table sets forth reconciliation of pre-exceptional operating income after amortization of intangible assets to loss for the financial year:

	Year Ended December 31

	2002	2003	2004

	£m	£m	£m
Pre-exceptional operating income after amortization of intangible assets	(71.0)	(22.3)	6.3
Net interest income	10.1	9.4	12.5
Other finance expense	(2.1)	(5.5)	(3.4)
Exceptional items charged to operating profit:
- Impairment of goodwill (see note 11)	(114.2)	—	—
- Restructuring costs	(30.0)	—	—
Exceptional items credited/(charged) to profit/(loss) before tax
- Additional profit relating to prior year disposal	—	—	18.9
- Amounts written off investments	—	—	(11.7)
- Payments relating to prior year disposal	(14.0)	—	—

(Loss)/profit before tax	(221.2)	(18.4)	22.6
Tax on ordinary activities	(16.0)	(22.7)	(30.8)
Exceptional taxation credit	—	—	121.0

(Loss)/profit on ordinary activities after tax	(237.2)	(41.1)	112.8
Equity minority interests	(1.8)	(0.3)	(1.5)

(Loss)/profit for the financial year	(239.0)	(41.4)	111.3

          For a divisional reconciliation of pre-exceptional operating income to operating loss, see note 1 to our consolidated financial statements.

Year ended December 31, 2004 compared with year ended December 31, 2003

          In the following discussion, “operating profit” or “operating loss” refers to operating profit before amortization of intangible assets and exceptional items, as this is the measure that management uses in the day to day monitoring of the business.  Amortization is not a cash charge and as such does not reflect underlying operational results.  Amortization of intangible assets and exceptional items are discussed separately below.  See previous tables and notes 1 and 2 to our consolidated financial statements.

Revenues, operating profit

          The Group’s continuing revenue rose by 8.4 per cent from £746.7 million in 2003 to £809.6 million in 2004, and Revenue was boosted by £90.1 million from 2004 acquisitions and the full-year effect of acquisitions made during 2003. The weakness of the U.S. dollar has a direct translation impact. With two thirds of UBM revenue reported locally in U.S. dollars, Group revenue was reduced by £53.0 million as a result of foreign exchange. In 2003, the Group’s reported margin was 13.3 per cent, which increased to 16.3 per cent in 2004 and continuing operating profit improved by 33.1 per cent from £99.4 million to £132.3 million.

          There were no discontinued operations in 2004 or 2003.

Professional Media

          Despite tougher comparatives in the second half of 2004, overall full-year underlying technology revenues were only down 1 per cent – online revenues were up strongly by 29 per cent, events were up by 11 per cent, continuing revenues from traditional print publishing were down 2 per cent. Profitability at CMP Media has improved significantly. An increase in operating margins from 7.0 per cent to 11.9 per cent has boosted operating profits to £23.0 million in 2004 from £14.8 million in 2003. CMP Media’s online business also moved into operating profit. Custom marketing solutions and integrated multi-media marketing packages continue to do well, to the overall benefit of CMP Media’s technology business – this does however dilute traditional print yields which were down 1.5 per cent. In 2004, CMP Healthcare Media was 18 per cent of CMP Media’s total revenue. The 2003 healthcare acquisition (The Oncology Group and Cliggott Publishing) is fully integrated and performed ahead of its business case. Underlying healthcare publishing revenues were up 7.6 per cent. Revenue from the medical education business was down 31.6 per cent as the regulatory issues of the second quarter registered in both the third and fourth quarters of 2004. Further operating efficiencies were achieved across CMP Media. In addition, organic investment projects delivered £12 million of revenue and £4 million of incremental contribution.

          CMP Medica, acquired on July 30, 2004, is ahead of plan. CMPMedica’s underlying revenues are up 6.4 per cent, with the important French market performing well. CMP Medica’s subsequent joint venture acquisition of Axilog is providing it with greater access to doctors’ desktops in France.

          CMP Asia’s profit is now well ahead of pre-SARS levels, with visitor attendance at Hong Kong shows up by around 40 per cent on 2003 and particular success with the jewelry fairs, the beauty fair and the natural health fairs in Japan. Profits of £15.0 million reflected improved strength in the established business and the effects of the steady flow of new products launched in recent years.

          CMP Information increased exhibition space and – boosted by acquisitions and new product launches – grew display market share in the U.K. and U.S. to 38 per cent (35 per cent in 2003). Revenues increased by 18 per cent and further improvements in margin drove a 32.8 per cent increase in operating profit. This growth was boosted by the businesses acquired in 2003 (including The Builder Group and Barbour Index) which are performing ahead of plan. Increased product improvements and launches helped to grow underlying revenue by 4.1 per cent and underlying operating profit by 10.4 per cent.

          UAP’s performance in the second half of 2004 saw a continuation of the mixed trends in the first half. Overall revenue was stable, with strong performances from Daltons Weekly and DaltonsBusiness.com, continued progress at Auto Exchange, but a decline in revenue at Exchange & Mart. Margins were down due to the costs of restructuring, promotions and reinvestment in core brands.

          In 2005, UAP is investing in the Exchange & Mart brand in order to accelerate its migration online. The acquisition in February 2005 of The Publican and other licensed trade assets strengthens the breadth and depth of UAP’s range of specialist titles and offers cross selling opportunities with the “Businesses for Sale” section of Daltons Weekly. In the second quarter of 2005 the ECM title and The PA were both closed due to lack of sustainable ad revenues. The Publican was transferred to CMPI, and a closer integration between UAP and CMPI was announced.

News Distribution

          PR Newswire achieved an underlying 10.6 per cent increase in revenue. There were two main factors behind PR Newswire’s growth: improvements in core U.S. wire volumes and yield and the increasing success of organic product launches. U.S. wire volumes increased by 3.7 per cent with yields up 6.6 per cent. The core messaging business benefited from the strength of the Canada Newswire joint venture which achieved a 15 per cent increase in revenue and a 14 per cent increase in operating profit. Video news release and media contacts database products both grew revenue by over a third, generating £10 million in revenue and moving into profit. An 103.2 per cent increase in underlying operating profit, and operating margin increase of 25.3 per cent, up from 14.1 per cent in 2003 is due to the increase in revenues and yields and effective cost control, turning the businesses outside of the Americas from a £2.7 million loss in 2003 into a profit in 2004.

Market Research

          Mediamark Research, Allison Fisher, Eurisko and NOP Research each grew revenue by over 10 per cent and together they accounted for over 90 per cent of NOP’s total profit. Additionally, there are signs of improvement in the U.S. healthcare and consumer business. The reorganization of NOP along sector lines and the investment in new products, improved marketing and higher productivity is now boosting the performance of the custom businesses. Non-recurring restructuring costs and losses on discontinued businesses reduced operating profit by £3 million.

Amortization of intangible assets

          For the year ended December 31, 2004, the amortization of intangible assets (including the charge for amortization on associates and joint ventures, see note 13), principally goodwill, resulted in charges of £126.0 million, as compared to £121.7 million in 2003. There was no impairment charge in 2004 or 2003.

Impairment

          We have reviewed the carrying value of our intangible assets (including goodwill) in light of current trading conditions and expectations and consider that no additional provision for impairment is required in the current year.

Exceptional Items

          There were no exceptional items in 2003.

          In 2004, exceptional items charged to operating income comprised the following:

Year ended December 31, 2004

£m
Continuing operations
Additional profit relating to prior year disposals (a)	18.9
Amounts written off investments (b)	(11.7)

Total credited to profit on ordinary activites before tax	7.2

Exceptional taxation credit (c)	121.0

(a) In December 2004, United agreed a settlement of £32 million from Granada in respect of outstanding items relating to the 2000 disposals. The additional profit on disposal represents this receipt, after deduction of interest, costs and the offset of recorded receivables.

(b) The Group has written down the carrying value of certain fixed asset investments to reflect their expected realizable value. It is the Group’s intention to exit these investments.

(c) The Group has resolved a number of outstanding items as a consequence of which there is a net exceptional credit of £121.0 million.

Interest

          During 2004, we repaid  $375 million of bonds from surplus cash,  which reduced the interest payable for the year, and therefore Group net interest income for 2004 increased to £12.5 million, from £9.4 million in 2003.

Tax

          Tax on profit for 2004 increased to £30.8 million from £22.7 million in 2003, an effective rate of 21.8 per cent compared to 22 per cent in the previous year.

Profit/(loss) for Financial Year

          The profit for the financial year was £111.3 million in 2004 compared to a loss of £41.4 million in 2003.

The Group’s operating profit before taxes, amortization of intangible assets and exceptional items increased by 33 per cent from £99.4 million in 2003 to £132.3 million in 2004. The reconciliation to the reported (loss)/profit for the financial year is as follows:

	Year ended December 31

	2003	2004

	£m	£m
Operating profit before amortization of intangible assets and exceptional items	99.4	132.3
Net interest income and other finance (expense) – including share of associates and joint ventures	3.9	9.1
Amortization of goodwill	(121.7)	(126.0)
Exceptional items - charged to (loss)/profit before taxation – additional profit relating to prior year disposals	—	18.9
– amounts written off investments	—	(11.7)

(Loss)/profit before taxes	(18.4)	22.6
Tax on ordinary activities	(22.7)	(30.8)
Exceptional taxation credit	—	121.0

(Loss)/profit on ordinary activities after tax	(41.1)	112.8
Equity minority interests	(0.3)	(1.5)

(Loss)/profit for the financial year	(41.4)	111.3

          Adjusted earnings per share (before amortization of intangible assets, exceptional items and B Shares) increased from 24.0 pence in 2003 to 32.6 pence in 2004.  Basic loss per share after amortization of intangible assets and exceptional items decreased from 12.5 pence in 2003 to a basic profit per share of 33.2 pence in 2004.

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

Revenues, operating profit

          The Group’s continuing revenue fell by 5.9 per cent from £793.4 million in 2002 to £746.7 million in 2003, and continuing operating profit improved by 53.2 per cent from £64.9 million to £99.4 million.  Revenue was boosted by £21.7 million from acquisitions during the year but was offset by the effect of the weakness of the U.S. dollar and a reduction in performance at CMP Media (down 11.6 per cent) and News Distribution (down 3.4 per cent). With two thirds of UBM revenue reported locally in U.S. dollars, consolidated revenue was reduced by £38.8 million as a result of foreign exchange impacts.  Revenue reduction of 13.1 per cent at CMP Asia was predominantly due to the effect of SARS (£9 million) and currency effects. The impact of revenue shortfalls on operating results were offset by improved margins, particularly at CMP Media and CMP Information, where margins doubled.  In 2002, the Group’s reported margin after £8.5 million of redundancy-related restructuring costs was 8.2 per cent, which increased to 13.3 per cent in 2003.

          There were no discontinued operations in 2003 or 2002.

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

          CMP Media returned to operating profit in 2003.  It achieved significant improvements in operating efficiencies and in the second half of 2003 revenues were up to the levels of the in the second half of the prior year.  In the second half, high tech dollar revenues from continuing business regained 2002 levels, while healthcare dollar revenues – which on a proforma basis now account for approximately 20 per cent of divisional revenues – rose 42 per cent on the same period in the previous year.  Many of our core healthcare markets grew strongly, with market leading positions in Psychiatry, Oncology and General Consulting, positions which were strengthened by the 2003 acquisition of The Oncology Group and Cliggott Publishing.  CMP Media’s market leading technology titles drove an overall increase in yields, up 4 per cent in 2003.  Organic investments performed well, generating over £10 million of revenue and £3 million of operating profit.

          CMP Asia experienced a strong post-SARS recovery. Following the SARS-related cancellation of one of the major shows in the first half of 2003, which adversely affected revenue in the first half, revenue in the second half increased by 18.8 per cent compared to the same period in 2002.  Operating profit in the second half of 2003 increased compared to the same period in 2002 – even after stripping out the SARS related £3.8 million insurance receipt.  Further progress was achieved in launching new shows, in expanding into mainland China, and in the continuing success of the KSS business in Japan.

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

          United Advertising Publications delivered operating profit growth of 10.2 per cent on flat revenue, driving operating margins to 24.1 per cent as compared to 21.9 per cent in 2002.  Following several years of investment, Auto Exchange, the U.K.’s leading free pick up weekly motoring advertising magazine, is in profit.  Exchange & Mart and Auto Exchange developed cross selling initiatives and gave UAP a stronger competitive position nationally. Online extensions of the Daltons Weekly brand are progressing.  These extensions and the acquisition of This Caring Business added further depth to the range of products targeted at small and medium sized businesses.

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

          A major restructuring program is underway to improve margins, to focus the business around its core sector strengths, (automotive, healthcare, financial, business and technology and consumer and retail), and to introduce global account management.  Despite the expensing of costs associated with this major restructuring and an increased level of organic investment, operating margins rose to 9.5 per cent from 8.4 per cent in 2002.

          NOP World benefits from the good performance of the Eurisko acquisition.  In addition, the performance of Allison Fisher exceeded expectations and resulted in an earn-out payout of $10 million in 2004. This liability was recognized in the 2003 financial statements (see note 29).

          At the end of 2003, our six acquisitions were performing in line or ahead of expectations. In addition, the performance of our organic investments had improved.  In 2003, organic investments contributed £40.6 million to revenue and made a loss of £4.1 million.  Our publishing investments had already broken into profit, although we continued to experience losses in respect of our PRN and NOP organic investments.

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

Impairment

          We reviewed the carrying value of our intangible assets (including goodwill) in light of then current trading conditions and expectations and considered that no additional provision for impairment was required in the 2003.  In 2002, UBM incurred a charge for goodwill impairment of £114.2 million, as compared to £370.0 million in 2001.  The charge was made following a review of the goodwill across the Group in light of difficult market conditions.  The impairment principally related to three main businesses.  Within NOP World, the Roper Starch business acquired in 2001 experienced a weakening in the market in its custom business and had failed to meet its business plan.  In News Distribution, the U.K. and other European businesses also experienced reduced demand and incurred losses in 2002. The Cyperus business acquired in 2001 achieved profits significantly below plan and as a consequence an impairment was taken against its value.  In Professional Media, CMP Media continued to experience difficult market conditions.  The impairment charge of £114.2 million was separately reported as an exceptional operating cost.

Exceptional Items

          There were no exceptional items in 2003.  In 2002, exceptional items charged to operating income comprised the following:

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

          Exceptional items in 2002 also included a £30.0 million provision for vacant space arising from reduced property needs following restructuring which resulted in a headcount reduction of approximately 2,250 staff in 2001 and 2002 in both the United Kingdom and the United States. In addition, included in exceptional items is £114.2 million of goodwill impairment as described above.

Interest

          Group interest income for 2003 decreased to £9.4 million from a Group net interest income of £10.1 million in 2002. The reduction in interest receivable in 2003 was a result of the decrease in net cash in the year.

Tax

          Tax on operating profit before exceptional items and amortization of intangible assets for 2003 increased to £22.7 million from £16.0 million in 2002, an effective rate of 22 per cent compared to 21.9 per cent in the previous year.

Loss for Financial Period

          The loss before taxation after exceptional items was £18.4 million in 2003 compared to a loss of £221.2 million in 2002.  Losses in 2002 included exceptional items charged to operating income of £158.2 million, as discussed above.

          Net loss decreased from a loss of £239.0 million in 2002 to a loss of £41.4 million in 2003.

The Group’s operating profit before taxes, amortization of intangible assets and exceptional items increased by 53.2 per cent from £64.9 million in 2002 to £99.4 million in 2003. The reconciliation to the reported loss for the financial year is as follows:

	Year ended December 31

	2002	2003

	£m	£m
Operating profit before amortization of intangible assets and exceptional items	64.9	99.4
Net interest income and other finance (expense) – including share of associates and joint ventures	8.0	3.9
Amortization of goodwill	(135.9)	(121.7)
Exceptional items - charged to operating loss - impairment of goodwill	(114.2)	—
- other	(30.0)	—
Exceptional items - charged to loss before tax	(14.0)	—

Loss before taxes	(221.2)	(18.4)
Tax on ordinary activities	(16.0)	(22.7)

Loss on ordinary activities after tax	(237.2)	(41.1)
Equity minority interests	(1.8)	(0.3)

Loss for the financial year	(239.0)	(41.4)

          Adjusted earnings per share (before amortization of intangible assets, exceptional items and B Shares) increased from 16.5 pence in 2002 to 24.0 pence in 2003.  Basic loss per share after amortization of intangible assets and exceptional items decreased from 71.8 pence in 2002 to 12.5 pence in 2003.

B.	LIQUIDITY AND CAPITAL RESOURCES

Cash Flow in 2004

          Net cash inflow from operating activities was £107.1 million compared with £84.6 million in 2003 (2002: £55.5 million).

          Capital expenditure for the year was £8.5 million, compared with £6.9 million in 2003 (2002: £10.9 million). In 2004, 2003 and 2002, this was well below our depreciation charge (2004: £12.9 million; 2003: £25.3 million; 2002: £23.2 million) and reflected the tight control of all aspects of expenditure coupled with increased emphasis on organic investments, where investment is primarily in people and is consequently expensed rather than capitalized.

          Working capital outflow in 2004 was £(3.3) million, compared with an outflow of £(1.0) million in 2003 (2002: inflow of £14.2 million), comprising movement in stocks, debtors and creditors.

          Cash inflows in 2004 included £11.7 million as compared to £4.6 million outflows in 2003 (2002: £8.2 million outflows) for five. The inflows in 2004 were a result of its improved financial performance with operating profits of £19.5 million being achieved in 2004. Additionally, in 2004, an inflow of £9.6 million was received from SDN Limited which was due to the refinancing of SDN Limited, the digital terrestrial television multiplex operator in which the Group holds a 33 per cent shareholding.

          In 2004, we spent £191.9 million on acquisitions (net of cash acquired), mainly related to MediMedia’s drug information businesses in Continental Europe and Asia, and all of its trade press, patient education and pharmaceutical marketing solutions businesses in Germany, Benelux and in AsiaPacific which cost a total of £190.2 million. Additionally we hold a 25% stake in the joint venture which acquired Axilog. We spent £129.9 million on acquisitions (net of cash acquired) across several of the divisions in 2003.  CMP Information acquired the Interior Design Handbook, the remaining 50 per cent of Property Media and Aprovia UK, which included The Builder Group and Barbour Index.  The consideration totaled £90 million.  CMP acquired The Oncology Group and Cliggott Publishing for £23.1 million and NOP acquired Eurisko for £24.1 million.  UAP acquired This Caring Business for £1.7 million.  In 2002, PRN invested £3.0 million in establishing a commercial relationship with Xinhua in China. There were no acquisitions in 2002, although there was £19 million paid in relation to disposals from previous years.

          We made a tax cash outflow in 2004 of £10 million (2003: inflow of £8.4 million; 2002: inflow of £15.3 million), reflecting the payment of overseas tax after utilization of tax losses.  We also had outflows in 2004 in relation to our property provisions of £16.1 million (2003: £23.1 million; 2002: £14.9 million) and in relation to our 2004 restructuring costs of £nil (2003: £nil; 2002: £20.2 million).  Cash benefited from the exchange impact on our net U.S. dollar borrowings by £2.8 million (2003: increase of £13.0 million; 2002: increase of £24.0 million). Dividends of £31.6 million were paid including £0.4 million in respect of B share dividends (2003: £25.0 million including £0.6 million of B share dividends; 2002: £14.4 million including £0.9 million of B share dividends).  Overall cash decreased by £115.3 million during the year (2003: decreased by £47.0 million; 2002: increased by £44.2 million).  Net (debt)/cash at December 31, 2004 was £(68.8) million (2003: £46.5 million; 2002: £93.5 million), comprising £378.8 million of cash (2003: £611.1 million; 2002: £693.0 million) and £447.6 million of debt (2003: £564.6 million; 2002: £599.5 million). Furthermore, we have a revolving credit facility of £500 million with a maturity of August 2006.  The facility was drawn to the value of £140 million (2003: £21.1 million) at the end of 2004.

          During 2004, we repurchased 766,030 of B Shares for consideration and costs of £1.8 million.  In 2003, we repurchased 1,333,568 of B Shares for consideration and costs of £3.3 million and in 2002, we repurchased  2,934,255 of B Shares for consideration and costs of £7.4 million. As at December 31, 2004, 5,446,789 B Shares remained in issue.

          During 2004, we purchased 750,000 shares for £4.1 million for the Company ESOP plan.

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

          The Group borrows and invests centrally on behalf of its subsidiaries with the aim of maximizing liquidity, security, flexibility and price competitiveness. In 2004, £217.8 million of debt was repaid from surplus cash and no new debt was issued.

          Foreign currency transaction exposures are covered as they arise using forward foreign exchange contracts.  There are no material contracts outstanding at the end of 2004.  We do not hedge profit or balance sheet translations as they are accounting rather than cash exposures.  However, as shown below, foreign currency borrowings are used where appropriate to provide an economic hedge against investment in overseas territories.

          Interest rate exposure is managed by using fixed rate borrowings and financial instruments such as interest rate swaps.  These instruments allow the Group to select its preferred level of fixed rate net debt.  To maximize flexibility the guidelines issued by the board do not stipulate that a minimum proportion of net debt must be at a fixed interest rate.  Cash is invested with the emphasis on preservation of capital, with limits for individual counterparties based on credit ratings and liquidity.

Financing

          The Group had access to funds from the following in 2004:

–

£500 million revolving credit facility, under which a syndicate of relationship banks is obliged to provide these funds until August 2006.  The drawn margin on this facility is 45 basis points, and there are no net assets or gearing covenants.  The interest cover covenant (ratio of operating profits to net interest paid) is three times.  The facility was drawn to the value of £140 million at the end of 2004.

–

$400 million convertible bond – On December 19, 2001, United Business Media (Jersey) Limited, a wholly-owned subsidiary of the Company, issued a five year 2.375 per cent convertible bond, primarily to refinance the Company’s existing £180 million 6.125 per cent subordinated convertible bonds.  The remaining net proceeds were used for general corporate purposes in 2002, 2003 and 2004, including the refinancing of previous acquisitions.

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

United Business Media (Jersey) Limited may redeem all of the $400 million bond at its aggregate principal amount, together with accrued interest:

a)

at any time after December 19, 2004, if the market price per ordinary share on each of the dealing days in any period of 30 days ending not earlier than 14 days prior to the giving of the notice of redemption has been at least 130 per cent of the exchange price on such dealing day; or

	b)	at any time, if 85 per cent or more of the aggregate principal amount of the bonds originally issued shall have been previously purchased and cancelled, redeemed or converted.

Convertible bondholders may put the bond back to United Business Media (Jersey) Limited for par on December 19, 2004.

In line with accounting convention, the convertible debt has been classified in creditors falling due within one year (£221.1 million net of issue costs) on the grounds that the earliest possible date for redemption is December 19, 2004.

No options in relation to puts or calls have been exercised and subsequently all bonds remain outstanding

–

The Group has a fixed rate borrowing under a $250 million 7.75 per cent bond redeemable in July 2009. During 2004, a $250 million 7.25 per cent bond redeemable in July 2004 and a $125 million 8.04 per cent private placement redeemable in September 2004 were repaid from surplus cash.

Interest Rate Management

          The Group has an outstanding $250 million U.S. dollar bond, redeemable in July 2009, with a coupon rate at 7.75 per cent. A $250 million U.S. dollar bond was repaid at maturity in July 2004. In addition, a $125 million U.S. dollar private placement with an 8.04 per cent coupon was repaid at maturity in September 2004.  To reduce the interest cost of its debt, the Group entered into a number of transactions.  In 2002, a wholly-owned subsidiary repurchased $10.65 million of the now matured 7.25 per cent 2004 bond and $65 million of the still outstanding 7.75 per cent 2009 bond. The Group also invested in $205 million of credit linked notes and entered into a number of interest rate swaps. At the end of 2004, $160 million of credit linked notes were outstanding.  These transactions, which are detailed in note 21 to our consolidated financial statements, had the effect of reducing interest costs, and we expect they will result in further savings in 2005 and beyond.

The Group also entered into £220 million of short-term interest rate swaps in 2002 and 2003 to reduce its exposure to a reduction in sterling interest rates. £70 million of these swaps were outstanding at the end of 2004.  In 2004, the Group entered into €198 million of euro interest rate swaps, all of which remain outstanding at year end.

          Our long-term credit rating is investment grade with a Standard & Poor’s rating of BBB- and a Moody’s  rating of Baa2 with stable outlook.

C.	RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

          Research and development costs are not significant and are expensed as incurred.

D.	TREND INFORMATION

          The following is the text from a statement that was released on February 25, 2005 at the Company’s preliminary results announcements for the year ended December 31, 2004:

          Clive Hollick, Chief Executive of United Business Media, said, “Underlying revenue growth and significantly increased operating margins delivered and operating profit* of 132.3 m pounds, up 33.1 per cent.  Underlying revenue grew by 3.2 per cent, with underlying operating profit* up 20.0 per cent. The continuing drive for operating efficiencies has increased margins from 13.3 per cent in 2003 to 16.3 per cent in 2004.  In 2005 UBM will be investing in a programme of offshoring and outsourcing to maintain the momentum behind the productivity successes of recent years.”

          “Acquisitions are performing ahead of plan and the investment in multimedia products is paying off with a 33 per cent increase in online revenues and the prospect of good growth in 2005.  The investment programme over the last two years has strengthened the product range we offer to the increasingly diverse range of market sectors we serve.  Many of these new products have impressive growth rates based upon long term client relationships.  Together with our acquisitions these provide United with a greater proportion of predictable revenues.”

          “Following the recent announcement of our intention to undertake a strategic review of the Group’s market research business, a number of third parties have expressed their interest in acquiring NOP World.  As part of the strategic review, we intend to investigate these expressions of interest over the coming weeks, alongside other options for the business.  In the event that this review results in the Board concluding that United should sell NOP World, the Board intends that United should return a substantial part of the proceeds of the sale to shareholders.  If sold, a disposal of NOP World is likely to be tax free.”

          The following is the text from a statement that was released on February 25, 2005 at the Company’s preliminary results announcements for the year ended December 31, 2004:

          “The Board is recommending a final dividend which will bring the total for the year to 12.0 pence, an increase of 33.3 per cent.  This increase reflects the excellent performance achieved in 2004 and UBM’s confidence in the long- term outlook for the business.”

          Outlook

          “Despite the weakness of the dollar and the rise in investments in new products, overall trading to date and the improving forward order books point to another year of good progress.”

          The following is the text from a statement that was released on May 12, 2005 at the Company’s annual general meeting:

          Chairman’s Statement to the United Business Media plc Annual General Meeting

          Speaking at the United Business Media annual general meeting today, the Chairman, Geoff Unwin said: “2005 has already seen significant changes for UBM, with a steady pipeline - over £60m to date - of earnings enhancing acquisitions, the £383m disposal of NOP World, the £35m disposal of UBM’s shareholding in SDN, a £32m settlement payment from Granada, and the appointment of a new CEO.”

          “David Levin has been enthusiastically taking up the reins of the Group as its new CEO - following the departure of Clive Hollick who leaves UBM having made an outstanding contribution in his 31 years at the head of the company.”

          “Profits from our continuing operations are broadly in line with the trends we indicated in February, albeit with revenue softening in March and April, partially offset by further cost savings.  UBM continues to achieve revenue growth in its exhibitions, particularly in Asia, and in its online operations; U.S. news distribution also continues to show solid revenue growth; however print continues to face significant challenges, particularly in the classified titles but also in display titles.”

          “In this changing market, it is all the more important for us to renew our product ranges and evolve our existing products and UBM is moving ahead with our previously announced £5m to £10m programme of incremental new product investment.”

          “UBM has bought market leading publishing businesses for around £60m so far this year – including medical trade press in France, specialised paper industry events and publications in Asia, specialist licensed trade publications and events in the U.K. and leading online developer websites in the U.S.”

          “The £383m NOP World disposal remains on track for completion at the end of May, with Hart-Scott-Rodino anti-trust clearances having been received and certain other clearances still pending.  Conditional on completion, UBM intends to return £300m of the proceeds to shareholders – all of it by way of a special dividend of approximately 90p per share.  In order to maintain comparability of the UBM share price and earnings and dividend per share before and after the payment of the special dividend, the Board intends to seek shareholder approval to implement a consolidation of UBM’s issued ordinary share capital.   A circular will be posted to shareholders with details of the proposed return of funds and to convene the necessary EGM in due course.  Subject to the timing of completion of the NOP World disposal and to shareholder approval at the necessary EGM, the special dividend and consolidation should be completed by the end of June.  Detailed documentation on the special dividend and consolidation process will be issued following completion of the NOP World sale.  Today we are also seeking the renewal of authority to buyback 10 per cent of our own shares.”

          New CEO David Levin today added:

          “It’s great to be on board and getting stuck in.  I’m delighted with the handover I have received from Clive and Malcolm Wall and have been pleased by the depth of preparation for the transition from the organization.”

          “I have reorganized the management of the businesses to align the structure of UBM’s management and UBM’s cost base with the geographical needs of customers and their marketplaces, as well as to address the issue of performance at UAP.   We continue to look for “bolt on” opportunities to consolidate our chosen markets and the acquisition of ABI was a good fit with our continuing strategy.”

          “UBM is an increasingly focused provider of B2B information services worldwide, its businesses operate across rapidly evolving publishing, events and other media platforms, in a wide range of industry sectors.  We intend to build on the strength of these market leading positions and brands and to ensure UBM is ever closer to its customer base.”

Changes to UBM Management Structures

          Bernard Gray, CEO of CMPi (U.K. and continental Europe), has now also become CEO of  UAP (including Exchange & Mart and Dalton’s Weekly). Gary Marshall, CEO of CMP Media, has taken on responsibility for those CMPi businesses which operated in the USA (notably the enthusiast music and entertainment titles), which have now been brought into CMP Media.  Charles Gregson takes on the CEO role at PR Newswire.

IFRS

          UBM will produce its 2005 interim accounts on an IFRS basis – with a reconciliation to U.K. GAAP.   In advance of the 2005 interim results, UBM will provide 2004 interim results restated on a comparable IFRS basis.

E.	OFF-BALANCE SHEET ARRANGEMENTS

          The Group had no off-balance sheet arrangements in the context of Item 5E.

F.	TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

Capital expenditure commitments and contingent liabilities

          Capital expenditure contracted for but not provided in the financial statements for 2004 amounts to £1.2 million, as compared to £0.2 million in 2003 (2002: £0.2 million).  For additional information regarding capital expenditure, see Item 4.A. under “History and Development of the Company - Capital Expenditure”.

          The Company acts as guarantor over a net overdraft facility of £60 million and a foreign exchange line of £50 million that are available to subsidiary undertakings. The Company also acts as guarantor over the fixed interest payable on interest rate swaps taken out by a subsidiary undertaking.  The Company also acts as guarantor over the convertible bonds disclosed in note 20.

          The following summarizes UBM’s contractual cash obligations and commitments at December 31, 2004, and the effect such obligations are expected to have on liquidity and cash flows in future periods:

	Year ended December 31

	Debt 2004	Other financial liabilities 2004	Operating Leases 2004	Total 2004

	£m	£m	£’m	£m
Payment period:
Within 1 year, or on demand	142.8	14.3	35.2	192.3
Between 1 and 2 years	208.7	7.4	32.2	248.3
Between 2 and 5 years	96.1	13.8	75.8	185.7
Over 5 years	—	18.8	87.0	105.8

Total	447.6	54.3	230.2	732.1

          See note 21 to our consolidated financial statements and the section “B. Liquidity and Capital Resources - Treasury and Finance” above for further details of the debt and other financial liabilities included above and derivatives.

          The Group is making additional contributions to eliminate deficits in its U.K. pension funds. Contributions to the U.K. defined benefit schemes are being reviewed following the results of new valuations and are expected to increase to £16.0 million per annum in 2005 (2004: £11.8 million). Contributions to the U.S. defined benefit plan are expected to be £3.4 million in 2005 (2004: £4.0 million).  Future commitments will depend on actuarial valuations.

          See note 31 for details of pension commitments.

ITEM 6.   DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	DIRECTORS AND SENIOR MANAGEMENT

          The following table sets forth certain information with respect to the directors and executive officers of UBM as of June 28, 2005 or who served during 2004:

Name	Date of Birth	Title

Geoff Unwin	August 9, 1942	Chairman
Clive Hollick(2)	May 20, 1945	Group Chief Executive
David Levin(2)	January 28, 1962	Group Chief Executive
Charles Gregson	June 7, 1947	Executive Director
Nigel Wilson	November 17, 1956	Chief Financial Officer
Malcolm Wall(3)	July 24, 1956	Chief Operating Officer
John Botts	January 19, 1941	Non-executive Director
Christopher Powell	October 4, 1943	Non-executive Director
Fields Wicker-Miurin(1)	July 30, 1958	Non-executive Director
Adair Turner	October 5, 1955	Non-executive Director
Jonathan Newcomb	June 12, 1946	Non-executive Director
Christopher Hyman	July 5, 1963	Non-executive Director
Sandy Leitch(4)	October 20, 1947	Non-executive Director

(1)	Fields Wicker-Miurin resigned from UBM’s board with effect from our 2004 AGM on May 6, 2004.
(2)

Clive Hollick resigned as  group chief executive on April 4, 2005 and will remain an executive director until May 12, 2005. David Levin was appointed as group chief executive and executive director on April 5, 2005.

(3)	Malcolm Wall resigned as an executive director on March 31, 2005.
(4)	Sandy Leitch was appointed to the board on January 11, 2005.

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

          Clive Hollick was appointed to the board as Group chief executive in 1996 following the merger with MAI plc.  Prior to that he was group managing director of MAI plc, having joined the board of that company in 1974. He stepped down as chief executive on April 4, 2005 and will remain an executive director until May 12, 2005.  He is a non-executive director of Diageo plc and Honeywell International Inc. and is also chairman of the South Bank Centre.  Previous board appointments include directorships of Hambros Bank Limited (1973-1996), National Bus Company (1984–1991), Logica plc (1987-1992), British Aerospace plc (1992-1997) and TRW Inc (1999-2002).

          David Levin was appointed as a director and Group chief executive on April 5, 2005. He has been chief executive of  Symbian, a mobile phone software licensing company, since April 2002 and has served on the Symbian supervisory board since 2000. He joined Symbian from Psion plc, the handheld computing company, where he was chief executive from February 1999. Prior to that, he spent five years with the international business publishing group Euromoney Institutional Investor, as chief operating officer and before that as president of Institutional Investor in New York. Previously he worked with the venture capital group Apax Partners for four years, as the managing director of an owned engineering group, and with the consultancy firm  Bain and Company for five years, mostly in Asia.

          Charles Gregson was appointed to the board in 1996.  He is responsible for PR Newswire as well as the Group’s specialist publications business, UAP, and the Group’s investments.  He joined MAI plc in 1974 as group solicitor and became a director of that company in 1984.  He is chairman of ICAP plc and deputy chairman of Provident Financial plc.

          Nigel Wilson was appointed to the board as chief financial officer in 2001.  Prior to that he was group finance director of Viridian Group plc from 1996 to 2000, and became managing director of Viridian Capital in 2000.  Previous appointments include group finance director of Waste Management International plc, head of corporate finance and commercial director at Dixons Group plc, managing director of Stanhope Properties plc and a consultant at McKinsey.  On  May 17, 2004, he became a non-executive director of Halfords plc.

          Malcolm Wall joined the Group in 1992 and subsequently became chief executive of United Broadcasting and Entertainment, responsible for all the Group’s television businesses until their sale in 2000.  He became chief operating officer of UBM in November 2000, with responsibility for overseeing operations across all the Group’s businesses, and was appointed to the board on January 1, 2001.  He is also a non-executive director of Channel 5 Television Group Limited. He resigned from the board on  March 31, 2005.

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

          Chris Powell was appointed to the board in 1996.  He was a non-executive director of MAI plc from 1995.  He has been chief executive and chairman of BMP DDB, one of Britain’s largest advertising agencies, of which he was co-founder, and is a past president of the Institute of Practitioners in Advertising.  He is chairman of Nesta (National Endowment for Science, Technology and the Arts). He is chairman of the remuneration committee and a member of the nomination committee.

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

          Jonathan Newcomb was appointed to the board in 2001.  He was chairman and CEO of Simon & Schuster, one of the world’s largest book publishers, from 1994 to 2002, having been president and chief operating officer from 1991.  From 2002 to 2004 he was a principal with the New York based private equity firm of Leeds Weld & Co.  Previous employment included McGraw Hill (where he was responsible for Standard & Poor’s and Data Resources) and Dun & Bradstreet.  He is also a director of HSBC North America. He is a member of the remuneration committee and the audit committee.

          Fields Wicker-Miurin was appointed to the board in 1998. She is an executive director of Leaders Quest, an international business that works with leaders from all sectors of business and society to build leadership skills. She was previously chief operating officer of Vesta Group Limited, and finance director at the London Stock Exchange. She is also a non-executive director of Savills plc, the Royal London Group and Carnegie, a Nordic investment bank. She serves on the Nasdaq Technology Advisory Committee and is chair of the DTI’s investment committee. She was a member of the audit committee.  Fields resigned from UBM’s board on May 6, 2004.

          Christopher Hyman has been appointed to the board as a non-executive director with effect from May 7, 2004. Mr Hyman is chief executive of Serco Group plc, which he joined in 1994 and where he has served in a number of roles, including company secretary and group finance director, before becoming chief executive in 2002. Serco is one of the world’s leading outsourcing companies, with operations in Europe, the Middle East, Asia Pacific and North America.   It operates in a diverse range of sectors, including defence, aerospace and science, public transport and traffic management, health, education, justice and local government. He is a member of the audit committee.

          Sandy Leitch was appointed to the board on the  January 11, 2005. Sandy currently chairs the National Employment Panel which advises government on employment issues and has recently been appointed to chair an independent review of skills in the U.K. He is chairman of the Balance Foundation and deputy chair of the Commonwealth Education Fund. He was previously chairman and chief executive of Zurich Financial Services (U.K., Ireland, Southern Africa and Asia Pacific), holding senior positions at Allied Dunbar, Eagle Star and Threadneedle. He was also chairman of the Association of British Insurers. He is a member of the remuneration committee.

B.	COMPENSATION

          The following table sets forth the aggregate salary, bonus and other compensation of directors and executive officers for the year ended December 31, 2004.  Remuneration below does not include stock options which may have been granted to certain of the directors.  Information on shares and options is provided under “Share Ownership” below.

Table of Individual Directors’ Remuneration

	Year ended December 31, 2004

	Basic salary	Fees (1)	Benefits (3)	Bonus (4)	Allocated shares	MTIP (5)	Total

	£	£	£	£	£	£	£
Directors
Clive Hollick	688,420		17,850	390,128		344,210	1,440,608
Charles Gregson (2)(6)	304,223		13,633	147,309		198,920	664,085
Malcolm Wall(7)	334,750		18,891	90,808		167,375	611,824
Nigel Wilson	319,300		23,592	185,194		159,650	687,736
Geoffrey Unwin		110,000			99,393		209,393
John Botts		45,833			9,938		55,771
Christopher Hyman		22,051			3,936		25,987
Jonathan Newcomb		30,833			9,938		40,771
Christopher Powell		45,833			9,938		55,771
Adair Turner		40,833			9,938		50,771
Directors who retired during the year
Fields Wicker-Miurin		9,183			5,050		14,233

Total	1,646,693	304,566	73,966	813,439	148,131	870,155	3,856,950

	Year ended December 31, 2003

Directors
Clive Hollick	668,367		17,850	359,250		267,347	1,312,814
Charles Gregson (6)	292,633		13,633	193,125		123,600	622,991
Malcolm Wall	325,000		30,129	136,500		53,300	544,929
Nigel Wilson	310,000		41,380	158,100		124,000	633,480
Geoffrey Unwin		200,000					200,000
John Botts		43,750					43,750
Jonathan Newcomb		35,000					35,000
Christopher Powell		39,167					39,167
Adair Turner		43,750					43,750
Fields Wicker-Miurin		35,000					35,000

Total	1,596,000	396,667	102,992	846,975	—	568,247	3,510,881

(1)

Non-executive directors’ fees include an element payable in the form of ordinary shares, as described in “Item 6.C. Board Practices - Policy on remuneration of non-executive directors”. The cash element of Christopher Powell’s fee is paid to BMP DDB Limited, while that of John Botts is paid to Botts & Company Limited. The allocated shares column reflects the cash value of shares on the date on which they were provisionally allocated, ie 1 April (499 pence) and 1 October  (483 pence).

(2)	Charles Gregson’s cash bonus figure includes the sum of £20,000 being an additional non-pensionable payment in respect of overseas duties.

(3)	Benefits are non-pensionable car and cash allowances. Benefits for Malcolm Wall and Nigel Wilson include allowances in relation to pension commitments.

(4)

Directors may be invited to sacrifice part or all of their cash bonus to the UBM Senior Executive Equity Participation Plan, or SEEPP, as described in “Item 6.E. Share Ownership – Directors’ Interests in long term incentive schemes”.

(5)

The MTIP column shows the cash value of bonuses earned under this deferred bonus plan in respect of 2004.  These cash values have been converted into ordinary shares at a price of 493.98 pence, which was the average market value of these shares during December 2003, and executive directors were awarded nil cost options over these shares in 2005.

Table of Individual Directors’ Remuneration (continued)

(6)

The Company receives a contribution of £93,617 from ICAP plc in consideration for making available Charles Gregson’s services as chairman of that company. Charles Gregson’s remuneration shown in the table above is net of that contribution.

(7)

Before its award, Malcolm Wall sacrificed a cash bonus of £100,000. This amount is included in the employer’s pension contribution and will be paid to the United Group Pension Scheme to secure additional pension benefits.

Base Salary and Benefits

          Executive directors’ remuneration packages comprise base salary and benefits, an annual bonus based on a combination of personal and corporate annual performance measures; long term incentive arrangements; and pension provision.

          Base salary for each director is determined annually with effect from January 1. The Company regularly benchmarks executive remuneration packages against the market to measure the competitiveness of base salaries as well as other aspects of remuneration. Factors such as inflation, the individual’s responsibilities, the company’s performance and the salary policy throughout the Group as a whole are taken into account when determining basic salary levels. Base salary levels for executive directors were increased by 3.5 percent with effect from  January 1, 2005.

Bonus

          Executive directors are eligible for an annual bonus dependent on the achievement of stretching performance measures which customarily include a combination of factors recognizing both relevant company performance and individual objectives.  These measures are reviewed annually and new objectives set by the committee at the start of each financial year. Specific weightings are attached to each objective. Part of the bonus is payable in the form of a deferred share award known as the Medium Term Incentive Plan (“MTIP”) which is described in more detail below. Awards under the MTIP are based on the same corporate performance targets as for the cash element of the bonus but require more stretching performance to achieve the maximum award.

          The maximum bonus payable for 2004 if all corporate and individual performance targets are substantially exceeded is 110% of salary, with 60% of salary payable in cash and 50% of salary in the form of shares under the MTIP.   Previously the maximum bonus payable was 100% of salary, of which 60% of salary was payable in cash and 40% of salary under the MTIP. The committee’s view is that the increase in the element of bonus payable in the form of shares is appropriate to ensure that remuneration packages remain competitive.   Individual directors may also be invited to invest all or part of their cash bonus in the company’s Senior Executive Equity Participation Plan (“SEEPP”), details of which can be found below.

          Awards made under the MTIP are in the form of nil cost options over the company’s shares, the number to be calculated using the average share price for the month preceding the start of the relevant financial year.   Thus the company’s results for 2004 will form the basis for awards to be made in 2005, with the number of options granted being calculated by reference to the average share price during December 2003.   Awards made in 2005 will vest as to 50% in January 2007 and the balance in January 2008, provided the director remains in the Group’s employment.   Awards will also vest if employment ceases due to redundancy, disability, injury, death, retirement at or after contractual retirement age, or in other circumstances at the discretion of the remuneration committee.   Only purchased shares may be used to fulfil awards under the MTIP.

Bonus (continued)

          Details of awards previously made to individual directors under the MTIP are set out in the table on page 85  the directors’ remuneration table on page 70 shows the cash value of bonuses earned under the MTIP in respect of 2004.

          Clive Hollick will be eligible for a cash bonus and MTIP award in respect of 2005, dependent upon the company achieving pre set financial targets; the amount of bonus payable will be pro rated by reference to his leaving date.

Share Ownership

          Of the total number of options to subscribe for ordinary shares outstanding at December 31, 2004, 4,453,703 options were held by directors and executive officers of UBM, including 28,588 options under the SAYE Schemes and 4,425,115 options under the Executive Schemes (each as described below).  Certain information concerning options, excluding the shares transferable under the SEEPP and LTIP schemes (each as described below), held by directors and executive officers of UBM at December 31, 2004 is set forth below:

	Year ended December 31, 2004

Name of director or officer	Number of Ordinary Shares over which options were exercised/ lapsed during the year	Number of Ordinary Shares over which options were granted during the year	Number of Ordinary Shares issuable upon exercise

Charles Gregson*	45,455	108,296	915,735
Clive Hollick	46,264	91,935	1,781,894
Malcolm Wall*	1,587	83,786	909,373
Nigel Wilson*	—	107,641	846,701

Total	93,306	391,658	4,453,703

*Includes MTIP granted in 2004

Certain information concerning options and shares granted during the year and held by directors and executive officers of UBM at December 31, 2004 is set out below:

					As at December 31, 2004

	Bonus Sacrificed	Price	Ordinary Shares/options	Exercise period	Ordinary Shares/ options held	B Shares/ options held

	(£)	(p)
Charles Gregson(1)	193,125	477.3	80,924	03/24/08 – 03/24/14	266,520	25,328
Nigel Wilson(1)	158,100	477.3	66,248	03/24/08 – 03/24/14	126,044	—
Malcolm Wall(1)	68,250	477.3	28,598	03/24/08 – 03/24/14	28,598	—

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

Pension Entitlement

          Clive Hollick and Charles Gregson are members of the United Pension Plan which is an approved defined benefit scheme.   The Company met the full cost of the benefits until July 2004, from which date, as part of the company’s policy on employee contributions, both directors commenced contributions at a rate of 2 per cent of salary. For Charles Gregson, this contribution rate will increase to 6 per cent by 2006.   Normal retirement age is 60.  Charles Gregson’s pension entitlement is two thirds of Final Pensionable Salary, which is calculated as  the average of the highest three consecutive Pensionable Salaries in the ten years prior to retirement. Pensions in payment are increased by 5 per cent per annum or RPI, if less. The widow’s pension is two-thirds of the individual’s pension.

          Under Clive Hollick’s service contract, bonuses ceased to be pensionable in 2001, at which date his maximum pension entitlement (assuming he remains in office until his normal retirement date) had been earned and was fixed at £726,000 per annum. Clive Hollick has retired from the company in May 2005, when he reached his 60th birthday. In accordance with his contractual entitlement he has requested that a transfer value be paid by the United Pension Plan to secure the payment of his pension benefits by a self administered scheme. A transfer value of £14.73 million has been calculated by the plan’s actuaries and was paid on or about March 31, 2005; this will relieve the United Pension Plan of any liability for pension provision to Clive Hollick or his dependants.

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

          Table 1 shows accrued pension entitlements at December 31, 2004 for Clive Hollick and Charles Gregson with the increase in pension accrued during the year together with prior year and current year end transfer values.  These transfer values represent the amount that would have been payable assuming the director left service at the year end.

          Following actuarial advice, the trustees of the plan amended the basis for calculating transfer values during the year which led to an increase in transfer values for all members of the plan.

          Details of the contributions paid by the company during the year to personal pension plans in respect of the other executive directors are also shown. Payments in excess of Inland Revenue maximum limits are paid as benefits in kind and shown as such in the remuneration table above.

Pension Entitlement (continued)

Table 1

Name	Current age	Accrued pension at year end December 31, 2004	Increase in accrued pension during the year ended December 31, 2004	Transfer value December 31, 2003	Transfer value December 31, 2004	Increase in Transfer Value for year ended December 31, 2004

		£000 pa	£000 pa	£000	£000	£000
Clive Hollick	59	711	39	11,244	14,489	3,238
Charles Gregson	57	359	—	5,335	6,459	1,118

Name	Normal retirement age	Pension contribution	Company pension contributions for the year ended December 31, 2004

			£000
Malcolm Wall	60	15% of full year’s basic salary	50
Nigel Wilson	60	20% of full year’s basic salary	64

Table 2

Name	Current age	Accrued pension at year ended December 31, 2004	Increase in accrued pension during the year ended December 31, 2004 in excess of inflation	Transfer Value for year ended December 31, 2004 of increase in excess of inflation

		£000	£000	£000
Clive Hollick	59	711	16	300
Charles Gregson	57	359	(12)	(226)

C.	BOARD PRACTICES

          The Company’s Articles of Association provide for a board consisting of not less than three nor more than 20 directors. At December 31, 2004 there were ten directors in office.

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

	Year ended December 31, 2004

Name	Title	Resignation date	Director and/or executive officer since	Year current term expires

Clive Hollick (4)	Chief Executive	April 4, 2005	1996	n/a
Charles Gregson	Executive Director		1996	2005
Nigel Wilson	Chief Financial Officer		2001	2007
Malcolm Wall	Chief Operating Officer	March 31, 2005	2001	n/a
John Botts (2) (3)	Non-executive Director		1997	2007
Christopher Powell (1) (3)	Non-executive Director		1996	2005
Geoffrey Unwin (3)	Non-executive Director		1996	2006
Fields Wicker-Miurin (2)	Non-executive Director	May 6, 2004	1998	n/a
Adair Turner (1) (2)	Non-executive Director		2000	2006
Jonathan Newcomb (1) (2)	Non-executive Director		2001	2005
Christopher Hyman(2)	Non-executive Director		2004	2005

(1)	Member of remuneration committee
(2)	Member of audit committee
(3)	Member of nomination committee
(4)	Clive Hollick stepped down as chief executive on April 4, 2005 but will remain as executive director until May 12, 2005. David Levin became chief executive and executive director on April 5, 2005.

Directors’ Service Contracts

          It is the Company’s policy that all executive directors should have service contracts that are terminable on no more than one year’s notice and that contracts should not have a fixed term.   Contracts provide for automatic termination on retirement at age sixty. In accordance with this policy, Clive Hollick’s contract will terminate on May 19, 2005. He has agreed to provide consultancy services to the company for a period of up to twelve months after his retirement in consideration for a fee of £100,000.  All directors are subject to re-election by shareholders every three years.

          The dates on which each executive director’s service contract commenced are as follows:
Clive Hollick, October 31, 2001;
Charles Gregson, December 31, 2001;
Malcolm Wall, November 24, 2000;
Nigel Wilson, July 6, 2001.

          The description “Item 6.B. Compensation - Pension Entitlement”, sets out the calculation of Clive Hollick’s pension entitlement, if his service were terminated by the Company following a change of control.   If Clive Hollick or Charles Gregson’s employment were terminated other than for cause (summary dismissal), they would be entitled to a payment, calculated by reference to their unexpired period of notice, of up to one year’s salary, benefits and 50 percent of average bonus over the preceding three years (excluding any special bonus).   Under Malcolm Wall and Nigel Wilson’s contracts, any payment on early termination would be by reference to the unexpired period of notice, subject to a duty to mitigate. In accordance with the committee’s policy, David Levin’s service contract, which will commence on April 5, 2005, is terminable by either party on not less than twelve months’ notice; any payment on early termination by the Company would be subject to the same considerations as apply in respect of Malcolm Wall and Nigel Wilson’s contracts.

The Board

          The board has overall responsibility to shareholders for the management of the Group.  The primary function of the board is to set the Group’s strategy and to oversee the effective implementation of that strategy.  A formal schedule of matters to be considered by the board is in place and is reviewed annually.  This includes matters such as annual budget (including capital expenditure), major acquisitions and disposals, succession planning, investment strategy, dividend policy, substantial property transactions, and the Group’s system of internal controls. Decisions on operational matters are delegated to the executive directors.  There is an established agenda of items to be considered at board meetings covering the Group’s finances, operations, management, strategy and development.  The board also receives presentations from executive directors and from divisional management and other senior executives on specific issues.  The chairman meets separately with the chief executive on a regular basis and other informal meetings and discussions take place between directors as appropriate.  The board receives monthly written reports from the chief executive, chief financial officer and chief operating officer as well as management accounts and other financial information.  The board met formally on seven occasions during 2004; details of individual attendance by directors at board and committee meetings are set out in the table below.

	Board	Audit Committee	Remuneration Committee	Nomination Committee

	(attendance is shown only for committee members)
Geoffrey Unwin	7			4
Clive Hollick	7
Charles Gregson	7
Malcolm Wall	7
Nigel Wilson	7
John Botts	7	4		4
Christopher Hyman	3 of 5	0 of 2
Jonathan Newcomb	7	2 of 4	5
Christopher Powell	7		6	4
Adair Turner	7	4	6
Fields Wicker-Miurin	2 of 2	2 of 2

Board committees

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

Directors

          There are ten board members in total, comprising the chairman (part-time), chief executive, three other executives and five non-executive directors.  Prior to his appointment as chairman, Geoff Unwin was an independent non-executive director of the Company.  The roles of chairman and chief executive are separate, and John Botts is the senior independent non-executive director.  The board believes that a strong presence of non-executive directors is a key aspect of effective corporate governance. The board assesses and periodically reviews the independence of its non-executive directors; all are considered to be independent.  Adair Turner is a vice-chairman of Merrill Lynch Europe; this role is unconnected with the services provided by Merrill Lynch. Biographies of all the directors currently in office are set out in “Item 6.A. Directors and Senior Management” and illustrate their range of experience.

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

          The chairman is responsible for overseeing the operation of the board but takes no part in the day to day running of the business.  In addition to his chairmanship of the Company, Geoff Unwin has also assumed the chairmanship of Halma plc, of which he was previously a director, and of Liberata plc; he was also appointed to the advisory board of Hartwell plc.

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

          The board has three principal committees, all of which have written terms of reference.  Details of these committees are as follows:

Remuneration Committee

          Responsibility for formulating and recommending policy on executive remuneration has been delegated to the remuneration committee by the board.   Within the terms of the agreed policy, the committee approve the specific components of remuneration packages of all executive directors and the chairman.   It also reviews the general remuneration framework for senior executives and makes awards under the Company’s option and incentive plans.

          The committee is composed entirely of non-executive directors; further information regarding the independence of directors can be found in the corporate governance statement on pages 74-77.   Members of the committee during 2004 were Chris Powell (chairman), Jonathan Newcomb and Adair Turner.   The company’s chairman Geoff Unwin is not a member of the committee but attends meetings by invitation, except when matters relating to his own remuneration are discussed.   Sandy Leitch, who joined the board as an independent non-executive director on January 11, 2005, has also been appointed as a member of the remuneration committee.   Chris Powell, the committee’s chairman, will retire at this year’s annual general meeting in accordance with the Company’s articles and was reelected.

          The committee met formally on six occasions during 2004. Details of individual directors’ attendance are set out in the corporate governance statement on page 76. In addition to its usual schedule of issues for consideration during 2004 the committee dealt with matters relating to Clive Hollick’s  retirement and the formulation of a remuneration package for David Levin, who joined the Group as chief executive in April 2005.

          External assistance was provided to the committee by Kepler Associates, who were appointed by the committee in July 2004, and by New Bridge Street Consultants.  Kepler Associates have no other connection with the Company.   New Bridge Street Consultants also provided advice to the Company during the year on specific aspects of performance related remuneration.    The committee received assistance internally from the acting HR director, Sue Brader, the employee and benefits manager Jane Allen and the Company secretary Anne Siddell, who is secretary to the committee.   The chief executive Clive Hollick assisted the committee in formulating performance conditions for executives reporting to him and attended meetings by invitation except where matters relating to his own remuneration are discussed.

          The committee’s terms of reference comply with the new Combined Code on corporate governance and may be viewed on the Group’s website.   Copies may also be obtained from the Company secretary.

Policy on Remuneration of Non-Executive Directors

          The board’s policy on non-executive directors remuneration for 2005 is to pay fees which reflect the non-executive directors’ responsibilities, are competitive with those of other FTSE 250 companies, and which align directors’ interests with those of shareholders.   The board as a whole considers and approves the fees of the non-executive directors, with the exception of the chairman whose fees are approved by the remuneration committee.

          Pursuant to the policy outlined above, non-executive directors receive a proportion of their fees in the form of shares with the balance payable in cash. Ordinary shares in the company are provisionally awarded and are included in the directors’ share interests table on page 82. The directors will become entitled to receive these shares when they leave the board, subject to certain conditions.   The remuneration table on page 70 shows the fees paid to non-executive directors and the cash value of shares as at the date they were provisionally awarded. During the year the non-executive directors’ fees were benchmarked against market practice and with effect from November 1, 2004 the cash fee was increased from £25,000 to £30,000 per annum.  The directors’ fees include membership of board committees; an additional payment of £10,000 per annum is made to the chairmen of the remuneration and audit committees respectively and to the senior independent director, John Botts.

          The chairman, Geoff Unwin receives a fee of £100,000 per annum paid in cash as well as a provisional allocation of ordinary shares as described above. These fees have remained unchanged since his appointment in November 2002.

          In recognition of the significant additional time commitment and workload undertaken by the chairman and all non-executive directors in 2004 during the process of recruiting a new chief executive, the board approved the payment of additional non-recurring fees of £10,000 each for Geoff Unwin, John Botts and Chris Powell, and of £5,000 for Jonathan Newcomb, Christopher Hyman and Adair Turner. These fees were paid in March 2005 and are included in the directors’ remuneration table on page 70.

Director	Date of appointment	Date of last re-election

Geoff Unwin	April 1996	2003
John Botts	July 1997	2004
Christopher Hyman	May 2004	N/a
Sandy Leitch	January 2005	N/a
Jonathan Newcomb	September 2001	2002
Christopher Powell	April 1996	2002
Adair Turner	January 2000	2003
Fields Wicker-Miurin	March 1998	2001

Policy on Remuneration of Executive Directors

          For 2005, it continues to be the committee’s policy that each executive director’s remuneration package includes a significant element which is linked to key measures of corporate and personal performance and encourages investment in the Company’s shares.   Base salary is expected to comprise less than 50% of the total remuneration that may be earned.

          The committee will undertake a detailed review of remuneration policy during 2005, with particular reference to the balance of fixed and performance related remuneration and the structure of long term incentive arrangements.

Audit Committee

          The audit committee is chaired by Adair Turner and its other members are John Botts, Jonathan Newcomb and Christopher Hyman, all of whom are independent non-executive directors.  Fields Wicker-Miurin, also an independent non executive director,  was a member of the committee until her retirement from the board in May 2004.  The committee meets at least four times a year; it met four times during 2004 and details of individual attendance are set out in the table on page 53 . Members of the committee have broad financial experience which has been gained in a variety of disciplines, and which the board considers appropriate to enable the committee to carry out its responsibilities.

The Company secretary is secretary to the committee and others invited to attend committee meetings include the chief financial officer, deputy CFO, head of internal audit, head of taxation and external auditors.  The committee chairman also meets at least once a year with external auditors without management present.

          The committee operates within written terms of reference.  Its responsibilities include the following: -

–	Review of the interim and annual financial statements and other formal announcements relating to financial performance.

–	Review of the adequacy of the Group’s internal central and risk management processes, and to review the company’s disclosure on internal controls and procedures.

–	The appointment, remuneration and oversight of the external auditor, including monitoring the auditor’s independence and objectivity and the effectiveness of the audit process.

–	Review of the internal audit program, ensuring that the internal audit function is adequately resourced and has appropriate standing within the Company and generally monitoring its effectiveness.

–	Ensure that procedures are in place to deal with complaints regarding accounting or audit matters.

          To assist in ensuring auditor objectivity and independence, the audit committee has established a formal procedure regarding the undertaking of non-audit services by the external auditor, which identifies a number of categories of work where the auditors will not normally be employed,  including financial due diligence on potential acquisitions and financial systems consultancy.  Appointment of the external auditor for other non-audit services may only be made with the prior approval of the audit committee.  Approval for projects with anticipated fees not exceeding specified limits is delegated to the chief financial officer or deputy CFO and is reported to the committee.

          A review of auditor effectiveness and independence has also been conducted by executive management, following the guidelines established by the ICAEW,ICAS and SEC, and considered by the committee.

Nomination Committee

          The nomination committee is chaired by Geoffrey Unwin. Its other members are Chris Powell and John Botts.  The committee meets as required to review the structure, size and composition of the board and to oversee the recruitment of new board members, both executive and non-executive. During 2004 the committee undertook a considerable workload in respect of succession planning for the role of chief executive as well as recruiting new non-executive directors. In addition to its four formal meetings, committee members undertook numerous other meetings and telephone discussions as well as interviewing prospective candidates.

          The process of recruiting a new chief executive was initiated by the committee which drafted and agreed a specification for the role. Following consideration of a number of firms, external consultants were then selected to assist in the recruitment process. A large number of external and internal candidates were interviewed by the consultants and by the committee before selecting a shortlist of candidates who were interviewed by all non-executive directors.

          A similar process was followed in respect of non-executive where external consultants were engaged to identify suitable candidates in line with a specification produced by the committee. Potential candidates were then interviewed by the committee. The process has resulted in the appointment of two new independent non-executive directors, Christopher Hyman in May 2004 and Sandy Leitch in January 2005.

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

          A formal process is in place for identifying, evaluating and managing the key financial, operating and compliance risks faced by the Group.  This process, which was in place throughout 2004 and continues in force, accords with the Turnbull guidance issued in September 1999 and is reviewed annually by the board.  The process, which is undertaken at a divisional level, aims to identify and evaluate risks which are specific to each of the Group’s businesses.  The results are co-ordinated by the internal audit department, reviewed centrally by senior management, and considered by the audit committee, which in turn reports to the board.  The process established for the Group includes the following:-

–	All staff are required to comply with a formal system of delegated authorities which is in place for all divisions and head office.

–	Further guidance on Group policies and procedures is set out in various manuals including the financial policies and procedures manual, Group policy manual and employee handbooks.

–	An anti malpractice policy is in place throughout the Group which provides a mechanism for confidential reporting by staff of possible concerns about financial or other matters.

–

Treasury operations and taxation matters are considered by the finance committee, a management committee which operates within specified delegated authorities and reports to the board.  Meetings are customarily attended by the chief executive, chief financial officer, deputy CFO, Company secretary, head of taxation and head of treasury.

–

The Group has a comprehensive financial reporting system, with the annual budget being approved by the board and monthly trading results, balance sheets and cashflow summaries recorded against corresponding figures for the budget and the previous year.

–

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

–

Established procedures are in place for the evaluation of potential acquisitions and their integration into the Group, including the provision of detailed business plans and monitoring of post acquisition performance against such plans.

–

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

D.	EMPLOYEES

          The table below sets out the number of employees by geography as at December 31:

	As at December 31

	2002	2003	2004

United Kingdom, Europe and Middle East	2,388	2,686	3,358
North America	3,103	2,893	2,825
Pacific	330	332	870

Total number of full-time employees	5,821	5,911	7,053

          The table below sets out the number of employees by category of business activity as at December 31:

	As at December 31

	2002	2003	2004

CMP Media	1,479	1,363	1,269
CMPMedica	—	—	847
CMP Asia	324	325	349
CMP Information	815	1,042	1,332
United Advertising Publications	699	710	692

Professional media	3,317	3,440	4,489
News distribution	855	808	758
Market research	1,546	1,458	1,678
Other	103	205	128

Total number of full-time employees	5,821	5,911	7,053

          The increase in staff numbers is represented by the acquisitions in 2003 and 2004, the most significant being CMPMedica.

          The Market Research division also utilized a significant number of temporary employees as part of its data collection processes.  In 2004, an average of 6,776 (2003: 5,480; 2002: 5,359) temporary employees were used ranging from a low of 6,011 (2003: 4,816; 2002: 4,710) to a high of 8,926 (2003: 6,104; 2002: 6,187) due to seasonal variations.

F.	SHARE OWNERSHIP

Directors’ Interests in UBM Ordinary Shares of 25p (“UBM Shares”)

          The interests of the directors in UBM Shares (all of which are beneficial) are shown as follows at January 1, 2004, December 31, 2004 and June 20, 2005.

Director	Ordinary Shares at January 1, 2004	Ordinary Shares at December 31, 2004	Ordinary Shares at June 20, 2005	SEEPP Bonus Shares at January 1, 2004	SEEPP Bonus Shares at December 31, 2004	SEEPP Bonus Shares at June 20, 2005

Clive Hollick(7)	703,794	785,434	N/a	—	—	—
Charles Gregson	420,694	425,622	329,481	—	—	—
Nigel Wilson	19,449	19,449	19,449	29,898	63,022	97,657
Malcolm Wall(6)	12,427	12,427	N/a	—	14,299	N/a
John Botts (1)	10,637	12,661	14,238	—	—	—
Christopher Powell (1)	11,317	13,341	14,918	—	—	—
Geoffrey Unwin (1)	39,789	60,032	70,545	—	—	—
Fields Wicker-Miurin (1),(2)	8,890	N/a	N/a	—	—	—
Adair Turner (1)	8,660	10,684	12,261	—	—	—
Jonathan Newcomb (1)	6,532	8,556	10,133	—	—	—
Christopher Hyman (3)	—	815	2,392	—	—	—
Sandy Leitch (4)	—	—	693	—	—	—
David Levin (5)	—	—	7,000	—	—	—

(1)	Interest of non-executive directors include provisional allocations of shares by way of remuneration as described in “Item 6.C. Board Practices - Policy on Remuneration of Non-Executive Directors”.
(2)	Resigned on May 6, 2004
(3)	Appointed on May 7, 2004
(4)	Appointed on January 11, 2005
(5)	Appointed on April 5, 2005
(6)	Resigned on March 31, 2005
(7)	Resigned on May 12, 2005

          Each of the directors holds less than 1 per cent of the ordinary shares of the Company as at December 31, 2004 and each ordinary share has the same voting rights.

          At December 31, 2004, the trustees of the United Business Media Employee Share Ownership Trust, and the Qualifying Employee Share Trust (QUEST) held a total of 2,271,649 UBM ordinary shares (2003: 1,194,044; 2002: 1,482,768) and 279,484 B Shares (2003: 329,484 2002: 529;530) and options over 728,643 UBM ordinary shares (2003: 623,593; 2002: 1,332,707) and 140,960 B Shares (2003: 397,094; 2002: 1,165,572).  Under paragraph 2 of Schedule 13 of the Companies Act, the executive directors are deemed to be interested in these shares and options.

          The minimum price of UBM ordinary shares during the year was 408.5 pence and the maximum price was 574.5 pence.

Directors’ Interests in Options over UBM Shares

          The interests of the directors in options over UBM Shares are shown at January 1, 2004 and at December 31, 2004.

	Date of Grant	Options held at 1.1.04	Exercised/ lapsed during 2004	Options held at 12.31.04	Exercise period from	Exercise period to	Exercise price (p)	Market price at date of exercise	Total gain on exercise

Clive Hollick
MAI Executive Schemes	Oct 13, 1994	44,800	44,800	—	Oct 13, 1997	Oct 13, 2004	374.22	473.25	£44,365
United 1994 Executive Scheme	Sept 16, 1996	153,455	—	153,455	Sept 16, 1999	Sept 16, 2006	686.00
United 2000 Executive Scheme	Dec 18, 2000	152,500	—	152,500	Dec 18, 2003	Dec 18, 2010	843.00
	Dec 18, 2000	152,500	—	152,500	Dec 18, 2004	Dec 18, 2010	843.00
	May 8, 2001	152,500	—	152,500	May 8, 2004	May 8, 2011	724.80
	May 8, 2001	152,500	—	152,500	May 8, 2005	May 8, 2011	724.80
	Dec 19, 2001	150,000	—	150,000	Dec 19, 2004	Dec 19, 2011	529.00
	Dec 19, 2001	150,000	—	150,000	Dec 19, 2004	Dec 19, 2011	529.00
	Aug 22, 2002	250,000	—	250,000	Aug 22, 2005	Aug 22, 2012	277.20
	Aug 22, 2002	250,000	—	250,000	Aug 22, 2006	Aug 22, 2012	277.20
	Apr 9, 2003	120,000	—	120,000	Apr 9, 2006	Apr 9, 2013	247.25
United SAYE Scheme	Nov 01, 1996	1,464	1,464	—	Feb 01, 2004	Aug 01, 2004	532.60
	Oct 31, 1997	616	—	616	Feb 01, 2004	Aug 01, 2005	632.70
	Apr 10, 2003	5,888	—	5,888	Jun 01, 2006	Dec 01, 2006	160.48
Charles Gregson
MAI Executive Schemes
	Oct 13, 1994	44,800	44,800	—	Oct 13, 1997	Oct 13, 2004	374.22	490.11	£51,919
United 1994 Executive Scheme	Sept 16, 1996	69,252	—	69,252	Sept 16, 1999	Sept 16, 2006	686.00
United 2000 Executive Scheme	Dec 18, 2000	52,500	—	52,500	Dec 18, 2003	Dec 18, 2010	843.00
	Dec 18, 2000	52,500	—	52,500	Dec 18, 2004	Dec 18, 2010	843.00
	May 08, 2001	52,500	—	52,500	May 08, 2004	May 08, 2011	724.80
	May 08, 2001	52,500	—	52,500	May 08, 2005	May 08, 2011	724.80
	Dec 19, 2001	75,000	—	75,000	Dec 19, 2004	Dec 19, 2011	529.00
	Dec 19, 2001	75,000	—	75,000	Dec 19, 2005	Dec 19, 2011	529.00
	Aug 22, 2002	125,000	—	125,000	Aug 22, 2005	Aug 22, 2012	277.20
	Aug 22, 2002	125,000	—	125,000	Aug 22, 2006	Aug 22, 2012	277.20
	Apr 9, 2003	120,000	—	120,000	April 9, 2006	April 9, 2013	247.25
	Apr 5, 2004	—	—	65,000	April 5, 2007	April 5, 2014	500.67
United SAYE Scheme	Dec 15, 1998	655	655	—	Feb 01, 2004	Aug 01, 2004	514.80
	Apr 10, 2003	8,187	—	8,187	Jun 01, 2008	Dec 01, 2008	160.48
	Apr 8, 2004	—	—	793	Jun 01, 2009	Nov 30, 2009	412.27

	Date of Grant	Options held at 1.1.04	Exercised/ lapsed during 2004	Options held at 12.31.04	Exercise period from	Exercise period to	Exercise price (p)	Market price at date of exercise	Total gain on exercise

Malcolm Wall
United 2000 Executive Scheme	Dec 18, 2000	76,000	—	76,000	Dec 18, 2003	Dec 18, 2010	843.00
	Dec 18, 2000	76,000	—	76,000	Dec 18, 2004	Dec 18, 2010	843.00
	May 08, 2001	76,000	—	76,000	May 08, 2004	May 08, 2011	724.80
	May 08, 2001	76,000	—	76,000	May 08, 2005	May 08, 2011	724.80
	Dec 19, 2001	75,000	—	75,000	Dec 19, 2004	Dec 19, 2011	529.00
	Dec 19, 2001	75,000	—	75,000	Dec 19, 2005	Dec 19, 2011	529.00
	Aug 22, 2002	125,000	—	125,000	Aug 22, 2005	Aug 22, 2012	277.20
	Aug 22, 2002	125,000	—	125,000	Aug 22, 2006	Aug 22, 2012	277.20
	Apr 9, 2003	120,000	—	120,000	Apr 9, 2006	Apr 9, 2013	247.25
	Apr 5, 2004	—	—	65,000	Apr 5, 2007	Apr 5, 2014	500.67
United SAYE Scheme	Apr 20, 2001	1,587	1,587	—	Jun 01, 2004	Dec 01, 2004	488.30
	Apr 8, 2004	—	—	457	Jun 01, 2007	Nov 30, 2009	412.27
Nigel Wilson
United 2000 Executive Scheme	Aug 08, 2001	104,000	—	104,000	Aug 08, 2004	Aug 08, 2011	595.70
	Aug 08, 2001	104,000	—	104,000	Aug 08, 2005	Aug 08, 2011	595.70
	Dec 19, 2001	75,000	—	75,000	Dec 19, 2004	Dec 19, 2011	529.00
	Dec 19, 2001	75,000	—	75,000	Dec 19, 2005	Dec 19, 2011	529.00
	Aug 22, 2002	125,000	—	125,000	Aug 22, 2005	Aug 22, 2012	277.20
	Aug 22, 2002	125,000	—	125,000	Aug 22, 2006	Aug 22, 2012	277.20
	Apr 9, 2003	120,000	—	120,000	Apr 9, 2006	Apr 9, 2013	247.25
	Apr 5, 2004	—	—	65,000	Apr 5, 2007	April 5, 2014	500.67
United SAYE Scheme	Apr 10, 2003	11,060	—	11,060	June 01, 2010	Dec 01, 2010	160.48

          Options granted under the 2000 scheme are subject to performance conditions as described in the discussion of Long Term Incentive Schemes below. Options granted to Clive Hollick and Charles Gregson under the United 1994 Executive Scheme are subject to a performance condition which requires EPS growth to exceed the increase in the U.K. Retail Price Index by an average of 2 per cent per annum over a three year period. At the time of setting up the 1994 Executive Scheme this performance measure was in line with existing market practice. The performance condition has been met in respect of all outstanding options held by these executive directors under the United 1994 Executive Scheme, which are consequently fully vested. All options were granted at market value and for no consideration.

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

          Options granted under the and United SAYE scheme are not subject to performance conditions as these are all-employee schemes.

          During 2004 the committee reviewed its policy on re-testing of performance conditions and removed the re-testing provisions for option grants made under the 2000 scheme after February 2004.  There have been no variations in the terms and conditions of scheme interests during the year.

Directors’ Interests in Long Term Incentive Schemes

Senior Executive Equity Participation Plan (“SEEPP”)

	Shares/ options at 1.1.04+		Shares/ options awarded/ (exercised) in 2004		Ordinary Shares/ options at 12.31.04 +	B Shares/ options at 12.31.04 +	Bonus amount*	Price paid for shares/ options (p)	Exercisable from	Expiry date	Market value†

Clive Hollick	26,516	*	(26,516	)**	—	—	n/a	n/a	Mar 17, 2001	Jun 29, 2007	n/a
	44,868	*	—		44,868	34,038	n/a	n/a	Mar 18, 2002	Jun 29, 2007	£191,076
	43,966	*	(43,966	)‡	—	—	n/a	n/a	n/a	n/a	n/a
Charles Gregson	6,582	*	(6,582	)**	—	—	n/a	n/a	Mar 17, 2001	Jun 29, 2007	n/a
	19,972	*	—		19,972	15,152	n/a	n/a	Mar 18, 2002	Jun 29, 2007	£85,055
	12,388	*	—		12,388	9,398	n/a	n/a	Mar 08, 2003	Jun 29, 2007	£52,756
	3,076	*	(1,026	)‡	2,050	778	n/a	n/a	Mar 03, 2004	Jun 29, 2010	£4,364
	23,850	*	—		23,850	—	n/a	n/a	May 08, 2005	May 08, 2011	£57,240
	5,500	*	—		5,500	—	n/a	n/a	Apr 16, 2006	Apr 16, 2012	£13,200
	121,836	*	—		121,836	—	138,960	228.11	Apr 11, 2007	Apr 11, 2013	£292,406
	—		80,924	*	80,924	—	n/a	n/a	Mar 24, 2008	Mar 24, 2014	£194,218
Nigel Wilson	59,796	*	—		59,796	—	68,200	228.11	Apr 11, 2007	Apr 11, 2013	£143,510
	—		66,248		66,248	—	n/a	n/a	Mar 24, 2008	Mar 24, 2014	£158,995
Malcolm Wall	—		28,598		28,598	—	n/a	n/a	Mar 24, 2008	Mar 24, 2014	£68,635

          Awards becoming exercisable on or after March 3, 2004 were granted under the 2000 SEEPP.  Awards becoming exercisable prior to March 3, 2004 were granted under the 1996 SEEPP, which operates in a similar manner to the 2000 SEEPP, except that the matching awards are subject to a longer vesting period (up to seven years) but no performance conditions are attached. At the time the 1996 SEEPP was established, it was not customary to attach performance conditions to matching awards.

*

The directors gave up cash bonuses that would otherwise have been receivable by them in order to receive awards under the SEEPP. For Clive Hollick and Charles Gregson, the bonus was paid to each individual’s funded unapproved retirement benefit scheme (“FURBS”) and used by the FURBS Trustees to purchase shares from the SEEPP Trustees at full market value.  A matching award was granted over an equal number of shares.  The table shows the total bonus shares and matching awards.  The bonus shares are included in the director’s beneficial interest in shares shown previously. The amount used to purchase the bonus shares was included in the director’s reported remuneration for the year in which the award was made.

**	Following exercise of the matching awards, the bonus shares cease to have any restrictions attached to them and are no longer considered to form part of the director’s SEEP interests.

+

The SEEPP bonus shares/options and matching awards were adjusted to reflect the capital reorganization which took place on April 23, 2001, whereby every shareholder received 44 B Shares and 29 new ordinary share in place of every 44 ordinary shares previously held.

‡	The performance condition was not met for awards made in 2000 and consequently two thirds of the matching options under these awards lapsed during 2004.

†	Market value of the matching awards is calculated at 480 pence per ordinary share, the closing mid-market price on December 31, 2003, and 245 pence per B Share.

Medium Term Incentive Plan (“MTIP”)

	Date of Grant	Options held at 01.01.04	Exercised/lapsed during 2004	Options held at 31.12.04	Exercisable from	Expiry date	Market value	Gain on exercise

Clive Hollick	Mar 25, 2004	—	—	91,935	Jan 1, 2006	Mar 25, 2011	£441,288	N/a
Charles Gregson	Mar 25, 2004	—	—	42,503	Jan 1, 2006	Mar 25, 2011	£204,014	N/a
Malcolm Wall	Mar 25, 2004	—	—	18,329	Jan 1, 2006	Mar 25, 2011	£87,979	N/a
Nigel Wilson	Mar 25, 2004	—	—	42,641	Jan 1, 2006	Mar 25, 2011	£204,677	N/a

Changes in Directors’ Interests since December 31, 2004

          Clive Hollick exercised options over 22,434 ordinary shares and 34,038 B Shares and Charles Gregson exercised options over 9,986 ordinary shares and 15,152 B Shares on March 9, 2005. Both exercised options relate to the Senior Executive Equity Participation Plan (“SEEPP”).

          The following awards were made on March 31, 2005:

Senior Executive Equity Participation Plan (“SEEPP”)

          Charles Gregson was awarded 23,809 bonus options and 23,809 matching options and Nigel Wilson was awarded 34,635 bonus options and 34,635 matching options, over ordinary shares. All options will become exercisable on March 31, 2009, subject to performance conditions being met.

Medium Term Incentive Plan (“MTIP”)

          Options over the following number of shares were made under (“MTIP”):

Director	No of shares

Clive Hollick	69,681
Charles Gregson	40,269
Malcolm Wall	33,883
Nigel Wilson	32,319

          These awards are in the form of options  which will be exercisable as to 50 percent from  January 1, 2007 and the remaining 50 percent from  January 1, 2008 until March 31, 2012.

Non-Executive Directors

          On  April 1, 2005, the following provisional allocations of ordinary shares were made to the under mentioned non-executive directors under the share allocation arrangements for non-executive directors for the period ended  March 31, 2005.

Director	No of shares

Geoff Unwin	10,513
John Botts	1,577
Christopher Hyman	1,577
Jonathan Newcomb	1,577
Chris Powell	1,577
Adair Turner	1,577
Sandy Leitch	693

          The following awards were made on April 6 to David Levin, chief executive of the Company, following his appointment on April 5:

          Options over 157,500 ordinary shares in the Company were awarded under the UBM 2000 Executive Share Option Scheme with an exercisable price of 532.17 pence per share.

          The options will be exercisable between April 6, 2008 and April 6, 2015, subject to the fulfillment of performance conditions.

          A conditional award of 28,400 ordinary shares was also made to Mr Levin. These shares will vest as to 50 percent on April 6, 2007 and the remaining 50 percent on April 6, 2008, subject to his continuing in the Group’s employment on those dates.

          There were no other changes to the interests of directors in UBM Shares or in options over UBM Shares between December 31, 2004 and May 31, 2005.

Share Ownership Schemes

          UBM has established a number of employee share schemes providing for the issuance of ordinary shares and to which the following limits apply:

(1)	The overall number of shares which may be issued under the UBM Share Options Schemes in any ten year period may not exceed 50,528,525 UBM shares.

(2)

The overall number of shares which may be issued under executive incentives under the UBM share option schemes in any ten year period may not exceed 25,264,262 UBM shares. Premium priced options under the UBM 2000 Executive Share Option Scheme shall be excluded from this limit.

(3)	These limits do not apply to UBM shares issued to employees who left the UBM Group as a result of disposals agreed before December 31, 2000.

Details of each of the schemes are provided below.

          On March 22, 2005, we voluntarily delisted from the Nasdaq National Market and terminated our ADR program.  This decision was based on the uneconomic nature of maintaining this very thinly traded security.  ADSs outstanding at the end of November 2004 accounted for only 0.2% of our issued equity.  Holders of ADRs were entitled to exchange their UBM ADSs by May 20, 2005 for the appropriate number of underlying UBM ordinary shares.  For ADSs not submitted for exchange by May 20, 2005, the depositary will sell the underlying UBM ordinary shares. On May 31, 2005 the depositary sold 65,887 UBM ordinary shares in respect of ADSs not submitted for exchange by May 20, 2005. The holders will receive the cash proceeds from such sale.  In addition, in view of the increasing costs of maintaining a U.S. registration, we are proposing to terminate our Exchange Act registration in due course. On May 12, 2005, our shareholders passed an amendment to our Articles of Association that would allow us to require U.S. shareholders to sell their ordinary shares or B Shares so that we may be certain that the number of U.S. shareholders is less than 300 in respect of both the ordinary shares and the B Shares.  It is unclear what effect, if any, our delisting from Nasdaq, the termination of our ADR program and our proposed deregistration will have on the price of our ordinary shares and on the value of our U.S. employee share option schemes.

Outstanding Options

          Information concerning options outstanding under UBM’s employee share schemes at December 31, 2004 is set out below:

Title of Scheme	Number of Ordinary Shares issuable upon exercise	Range of exercise prices(p)	Range of exercise dates

United Executive Schemes	20,830,406	247.3-867.2	1998-2014
United SAYE Schemes	2,398,812	160.5-632.7	2001-2011
MAI Executive Schemes(1)	47,360	490.6	1998-2005
United International schemes	1,196,852	160.5-497.0	2002-2009

(1)	The number of shares under option has been restated as though they were UBM, not MAI shares, following the merger or Blenheim Shares following the take-over.

U.K. Executive Share Option Scheme (and its successor scheme, the 1994 United Business Media U.K. Executive Share Option Scheme - “1994 U.K. Scheme” and the United Business Media 2000 Executive Share Option Scheme – “2000 Executive Scheme”)

          Full-time employees and executive directors of UBM and its subsidiaries resident in the United Kingdom may participate in the U.K. Executive Share Option Scheme (the “U.K. Executive Scheme”) at the discretion of UBM’s board.  A participant is granted an option to subscribe for ordinary shares at a subscription price per ordinary share of not less than the higher of (i) the par value of an ordinary share and (ii) the average middle-market quotation for an ordinary share, as derived from the Daily Official List of the Stock Exchange for the last three business days prior to the date of the grant of the option.  Normally, options may only be exercised after the third anniversary of the date of grant.  No consideration is paid by participants for the grant of an option under the U.K. Executive Scheme.  Options lapse on the tenth anniversary of their grant to the extent they have not been exercised.

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

          The U.S. Executive Scheme was replaced by the 1994 International Scheme, which was approved by shareholders at the 1994 annual general meeting and applies to full-time employees and executive directors of UBM, both U.K. and non-U.K. resident.  Options granted since 1994 cannot be exercised until the Group has achieved certain performance criteria (currently growth in earnings per share in excess of RPI by a total of six percentage points over a three year rolling period).

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

Save As You Earn Share Option Scheme (and its successor scheme, the 2004 United Business Media SAYE Share Option Scheme –“2004 SAYE Scheme”)

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

International Sharesave Plan (and its successor plan, the “2004 International Plan”)

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

          This plan was succeeded by the 2004 International plan on the same terms.

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

Medium Term Incentive Plan (“MTIP”)

          Following its review of performance related remuneration the committee has introduced a share element to the annual bonus plan, known as the Medium Term Incentive Plan.  During 2003, this afforded directors the opportunity to earn up to a further 40 percent of base salary in the form of shares in the Company, this was increased to 50% in 2004. Awards for each director under the MTIP are linked to his objectives for the annual cash bonus but require more stretching performance to achieve the maximum award. Performance is measured over the Company’s financial year and awards will take the form of nil cost options over the Company’s shares, the number to be calculated using the average share price for the month preceding the start of that financial year.   Thus the first awards, to be made in March 2004, were based on Company’s results for the 2003 financial year with the number of options granted being calculated by reference to the average share price during December 2002.   Awards made in March 2004 will vest as to 50 percent in January 2006 and the balance in January 2007, provided the director remains in the Group’s employment.  Awards will also vest if employment ceases due to redundancy, disability, injury, death or retirement at or after contractual retirement age.  Only purchased shares may be used to fulfill awards under the MTIP.

ITEM 7.   MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.       MAJOR SHAREHOLDERS

          The Company had been notified of the following interests of 3 per cent or more in its issued ordinary share capital:

	As at May 19, 2003		As at June 15, 2004		As at June 20, 2005

Identity of Major Shareholder (1)	Number of Ordinary Shares Owned	Percent of Class %	Number of Ordinary Shares Owned	Percent of Class %	Number of Ordinary Shares Owned	Percent of Class %

FMR Corp and Fidelity International Limited	49,217,156	14.66	47,628,879	14.18%	19,241,499	5.72%
Franklin Resources Inc	37,192,094	11.08	N/a	N/a	N/a	N/a
Schroders plc	34,246,667	10.20	27,982,313	8.33%	37,447,995	11.08%
UBS Global Asset Management	18,498,493	5.51	N/a	N/a	N/a	N/a
Legal & General	11,775,731	3.51	10,444,966	3.11%	24,295,497	7.20%
Hermes Pension Management	13,515,100	4.03	N/a	N/a	10,303,176	3.07%
Barclays plc	N/a	N/a	13,402,833	3.99%	N/a	N/a
Scottish Widows	N/a	N/a	N/a	N/a	18,191,223	5.41%
Axa S.A	N/a	N/a	N/a	N/a	17,437,073	5.18%
Deutsche Bank AG	N/a	N/a	N/a	N/a	13,406,264	3.97%
Aviva	N/a	N/a	N/a	N/a	13,413,599	3.99%

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

          On December 22, 2004 UBM announced its intention to delist from the Nasdaq and to cancel its ADR programme with effect from March 22, 2005. Holders of ADS’s had until May 20, 2005 in which to exchange their ADS’s for ordinary shares.  On May 31, 2005 the depositary sold 65,887 UBM ordinary shares in respect of ADS’s not submitted for exchange by May 20, 2005. The holders will receive the cash proceeds from such sale.

          UBM is not aware of any arrangements the operation of which may at a subsequent date result in a change in control of the Company and there have been no significant changes in shareholders over the last three years.

          The major shareholders of the Company do not have different voting rights to other ordinary shareholders.

B.       RELATED PARTY TRANSACTIONS

          The Group entered into the following transactions during the year:

Transactions with related parties	Nature of transactions	Balances (owed by)/ due to the Group at Dec 31, 2004	Value of transactions 2004	Balances (owed by)/ due to the Group at Dec 31, 2003	Value of transactions 2003	Balances (owed by)/ due to the Group at Dec 31, 2002	Value of transactions 2002

		£m	£m	£m	£m	£m	£m
Asia Pacific Leather Fair	Loans and management fees	(0.9)	1.7	1.4	1.5	(1.3)	1.8
Canada Newswire	Newswire Service	—	0.4	0.7	1.5	0.4	0.5
Channel 5 Television Group Limited	Loans and interest receivable	198.8	9.8	204.0	8.8	193.5	8.9
SDN Limited	Loans and interest receivable	3.9	2.7	13.3	0.1	13.2	0.3

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

	Year ended December 31

	Pence per Share			Cents per ADS

	Interim	Final	Total	Interim	Final	Total

2000	11.00	11.20	22.20	32.90	33.50	66.40
2001	11.00	1.00	12.00	16.00	1.45	17.45
2002	3.00	4.00	7.00	4.83	6.44	11.27
2003	3.30	5.70	9.00	5.89	10.17	16.06
2004	3.63	8.37	12.00	6.95	16.04	22.99

B.       SIGNIFICANT CHANGES

          Since the date of our consolidated financial statements there have been a number of significant changes as below:

          Please refer to pages 9 and 10 for details of acquisitions that UBM have been made and also the disposal of NOP World, our market research business, and our shareholding in SDN.

          Please refer to pages 86 and 96 for details of UBM’s delisting and proposed deregistration under the Securities Exchange Act of 1934.

ITEM 9.   THE OFFER AND LISTING

A.       OFFER AND LISTING DETAILS

          The table below sets forth, for the periods indicated, the high and low closing prices, in pence for ordinary shares, and in cents for ADSs, on the London Stock Exchange and NASDAQ respectively, adjusted for the share consolidation effected April 23, 2001.

	London Stock Exchange (pence per Ordinary Shares)		NASDAQ (cents per ADS)

Period ended	High	Low	High	Low

2000	985.9	706.1	2351.7	1517.2
2001*	875.0	342.0	2500.0	500.0
2002	611.0	211.0	900.0	310.0
2003
First Quarter	315.25	190.0	512.9	301.0
Second Quarter	346.25	217.75	560.0	331.0
Third Quarter	467.0	290.5	781.0	491.0
Fourth Quarter	515.0	414.0	895.0	689.0
Annual	515.0	190.0	895.0	301.0
2004
First Quarter	574.5	469.0	1096.0	850.0
Second Quarter	518.0	408.5	943.0	710.0
Third Quarter	507.0	444.25	913.0	793.0
Fourth Quarter	505.25	453.5	955.0	823.0
Annual	574.5	408.5	1096.0	710.0
Months ended
December 31, 2004	481.0	466.5	950.0	875.0
January 31, 2005	541.5	489.0	1000.0	877.0
February 28, 2005	554.75	533.25	1041.0	994.0
March, 22 2005 **	—	—	1098.0	1005.0
March, 31 2005	562.0	528.5	—	—
April 30, 2005	544.5	485.0	—	—
May 31, 2005	500.0	476.0	—	—
June 20, 2005	525.5	499.0	—	—

*	On April 23, 2001 the ratio of ADSs to ordinary shares changed from 1:2 to 1:1, however the ADS price did not reflect this change until late May 2001.

**	“UBM” delisted voluntarily from the Nasdaq National Market and terminated its American Depositary Receipt (“ADR”) programme at the close of trading on March 22, 2005.

B.       PLAN OF DISTRIBUTION

          Not Applicable.

C.       MARKETS

          UBM’s capital consists of ordinary shares, B Shares and Deferred Shares.  The Company’s ordinary shares are traded on the London Stock Exchange under the symbol “UNWS” and until March 22, 2005, in the form of American Depositary Shares (“ADSs”) on the Nasdaq National Market under the symbol “UNEWY”. Prior to April 23, 2001, each ADS represented two ordinary shares. However, subsequent to April 23, 2001 the ratio changed to 1:1.  The ADSs were evidenced by American Depositary Receipts (“ADRs”) issued by The Bank of New York, as Depositary, under a Deposit Agreement, dated as of June 1, 1987, between the Company, The Bank of New York and registered holders from time to time of ADRs. ADRs were first issued in August 1987.  The ordinary shares have been publicly traded on the London Stock Exchange since 1925.

          On March 22, 2005, we voluntarily delisted from the Nasdaq National Market and terminated our ADR program.  This decision was based on the uneconomic nature of maintaining this very thinly traded security.  ADSs outstanding at the end of November 2004 accounted for only 0.2% of our issued equity.  Holders of ADRs were entitled to exchange their UBM ADSs by May 20, 2005 for the appropriate number of underlying UBM ordinary shares. On May 31, 2005 the depositary sold 65,887 UBM ordinary shares in respect of ADSs not submitted for exchange by May 20, 2005. The holders will receive the cash proceeds from such sale.  In addition, in view of the increasing costs of maintaining a U.S. registration, we are proposing to terminate our Exchange Act registration in due course. On May 12, 2005, our shareholders passed an amendment to our Articles of Association that would allow us to require U.S. shareholders to sell their ordinary shares or B Shares so that we may be certain that the number of U.S. shareholders is less than 300 in respect of both the ordinary shares and the B Shares.

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

Directors Interests in Transactions

          Under UBM’s Articles of Association, a director may not vote in respect of any proposal in which he or she, or any person connected with that director, has any material interest, except where that interest exists because of an interest in shares, debentures or other securities of, or otherwise in or through UBM.  This is subject to exceptions relating to proposals:

-	indemnifying the director in respect of obligations incurred on behalf of UBM;

-	indemnifying a third party in respect of obligations of UBM for which the director has assumed responsibility under an indemnity or guarantee or by the giving of security;

-	relating to an offer of securities in which the director will be interested as an underwriter;

-	concerning another body corporate in which the director is beneficially interested in less than 1 per cent of the issued shares of any class of shares of such a body corporate;

-

relating to an employee benefit in which the director will participate on terms that are generally accorded to other employees or which has been approved by the board of the Inland Revenue for taxation purposes; and

-	relating to insurance that UBM is empowered to purchase or maintain for the benefit of its directors or officers.

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

-

divide among the members in specie the whole or any part of the assets of the Company and, for that purpose, value any assets and determine how the division shall be carried out as between the members or different classes of members; or

-

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

          The joint holders of a share shall be jointly and severally liable for the payment of all calls in respect of that share.

Voting rights

          The proceedings of a general meeting held to pass such a resolution differs from general meetings of the Company held for any other purpose in that:

-	the necessary quorum shall be two persons holding or representing by proxy at least one-third in nominal amount of the issued shares of the class;

-	at an adjourned meeting the necessary quorum shall be one person holding shares of the class or his proxy;

-	every holder of shares of the class shall, on a poll, have one vote in respect of every share of the class held by him; and

-	a poll may be demanded by any one holder of shares of the class whether present in person or proxy.

Modification of Rights

          The rights attached to any class of shares in issue may from time to time be varied with the consent in writing of the holders of three fourths in nominal value of the issued share capital of that class, or with the sanction of an extraordinary resolution passed at a separate general meeting of the holders of those shares.

General Meetings

          The board shall convene and the Company shall hold annual general meetings in accordance with the requirements of the Statutes.

-	The board may convene an extraordinary general meeting whenever it thinks fit.

-

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

          At the Company’s annual general meeting held on May 12, 2005, shareholders approved a resolution amending the Articles of Association so as to allow the Company to identify U.S. resident shareholders and to require them to dispose of their shares to non-U.S. resident holders. The purpose of the amendment is to enable UBM to ensure that less than three hundred U.S. residents hold each class of its shares, thereby enabling UBM to de-register its shares under the Securities Exchange Act of 1934. Subject to legislation, UBM intends to use that power so as to require U.S. residents with the smallest number of shares to sell their shareholdings.

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

C.       MATERIAL CONTRACTS

          An agreement dated May 14, 2003 was entered into by Kenrick Place Media Limited and, CMP Information Limited for the purchase of certain of the assets and undertakings of Kenrick Place Media Limited used in the publication of the Interior Design Handbook and certain other reports. Consideration was £1.6 million which was paid in cash on completion.  The agreement contained standard representations and tax warranties. The general warranties have now expired.

          An agreement dated August 7, 2003 was entered into by United Advertising Publications plc and, Jonathan Heyes for the purchase of This Caring Business.  Consideration was £1.7 million which was paid in cash on completion.  The agreement contained standard representations and tax warranties.

          An agreement dated July 18, 2003 was entered into by Hirecorp Limited and, Aprovia Belgium Holding International S.p.r.l and Aprovia UK Management S.p.r.l for the purchase of 100 per cent of the shares in Aprovia UK Limited. Consideration was £79 million which was paid in cash on completion.  The general warranties have now expired.

          An agreement dated October 31, 2003 was entered into by among SCP Communications, Inc., CM Publishing Limited Partnership, PRR, Inc., and Continuing Medical Education, Incorporated for the purchase of The Oncology Group and Cliggott Publishing. Consideration was $37.5 million which was paid in cash on completion.  The agreement contained standard representations and tax warranties.

The standard representations and warranties expire on April 30, 2005.   Subject to any indemnity claims that the Purchaser might bring against the Seller, the escrow fund of approximately £5m was released on April 20, 2005.

C.       MATERIAL CONTRACTS (continued)

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

          On June 30, 2004, Hollywood Media Corp., Studio Systems Inc., SSI Acquisition Sub Inc. and SSI Investments LLC entered into an Agreement and Plan of Merger pursuant to which Hollywood Media Corp. acquired all of the issued and outstanding shares of Studio Systems Inc.  Imagineworld Limited, a Company indirectly owned and controlled by UBM plc, received $957,171 for its 34% equity interest in Studio Systems Inc.  Immediately prior to completion of the transaction, Studio Systems Inc. satisfied debt obligations to CMP Information Ltd. by making a payment to CMP Information Ltd. in the amount of $769,000. CMP Information Limited also entered into a one year non competition agreement with Holywood Media Corp. commencing July 1, 2004, pursuant to which CMP receives twelve equal monthly installments of $42,500 through July 1, 2005.

          An agreement dated June 16, 2004 was entered into by United Business Media Group Limited (UBMG) and Santemedia Holding S.a.r.l for the purchase by various subsidiaries of UBMG of various companies within the MediMedia group of companies relating to drug databases and healthcare publications for professionals.  The group was subsequently renamed CMPMedica, a division of United Business Media plc.  Consideration was €282,500,000 which was paid in cash on completion.  The agreement contained standard representations and warranties.

          An agreement dated November 15, 2004 was entered into by United Pascal Holdings B.V. (UPH) and Compugroup Beilungsgesellschaft MBH under which UPH invested €2,459,800 in the subscription for 25.1% of the share capital in a joint venture company named UCF Holding s.a.r.l (the JV Company).  The JV Company, on  November 16, 2004 by an agreement with La Compagne Generale de Communications, Cogecom SA purchased 100% of the share capital in Axilog SA.  The consideration was €9,700,000.  The agreement contained standard representations and warranties.

          On February 2, 2005, CMP Asia Trade Fair Pte Ltd. entered into an agreement with each of Paperloop, Inc. and Paperloop S.P.R.L. pursuant to which CMP Asia Trade Fair Pte. Ltd. acquired all of the assets related to Paperloop’s exhibitions and conferences for the international tissue industry, held in China, France and the United States as well as Tissue World Magazine.  The purchase price for the assets acquired by CMP Asia Trade Fair Pte. Ltd. was (i) $2,800,000 in cash, and (ii) an earnout of approximately $2 million based on the results of the Tissue World show held in April 2005 in Nice, France and publication of Tissue World Magazine from Closing through April 2005.

          An agreement dated February 4, 2005 was entered into by United Advertising Publications plc and certain individual vendors for the purchase of 100% of the share capital of QBM Group Limited, which has subsequently been renamed The Publican Publications Limited.  Consideration was £21 million which was paid in case on completion.  The agreement contained standard representations and warranties.

          An agreement dated February 18, 2005 was entered into by United Business Media Group Limited (UBMG) and Santemedia Holding S.a.r.l for the purchase by various subsidiaries of UBMG of various companies within the MediMedia group of companies relating to medical publishing and trade shows.  Consideration was €36,000,000 which was paid in cash on completion.  The agreement contained standard representations and warranties.

          An agreement dated April 14, 2005 was entered into by (i) United Market Research Sarl (UMR) and United Pascal Holdings BV (UPH), and (ii) GfK Aktiengesellschaft, for the sale by UMR and UPH of their various companies comprising their market research group of companies.  Completion is subject to the satisfaction of certain conditions.  Consideration of £383 million has been paid in cash on June 1, 2005, the completion date. The agreement contains standard representations and warranties.

          An agreement dated April 27, 2005 was entered into by (i) Vavasseur International Holdings sarl (ii) United Business Media Group Limited (iii) S4C Digital Media Limited (“S4C”) (together “the Vendors”) and (iv) Granada Media Group Limited (“ITV”) for the sale of S4C’s shareholding in SDN Limited and for the sale of 100% of the shares in United Media and Information Limited (the company that held the UBM investment in SDN) to ITV.  Consideration of £135 million was paid in cash on completion but is subject to adjustment under mechanisms in the share purchase agreement.  The agreement contains standard representations and warranties.

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

E.       TAXATION

          The following discussion summarizes certain U.S. federal income tax consequences and certain U.K. tax consequences of the ownership and disposition of ordinary shares and ordinary shares represented by ADSs evidenced by ADRs by a U.S. Holder.  A “U.S. Holder” is a beneficial owner of ordinary shares or ADSs that is (i) an individual who is a citizen or resident of the United States, (ii) a corporation (or certain other entities treated as corporations for U.S. federal income tax purposes), created or organized in or under the laws of the United States or any state thereof (including the District of Columbia), (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source, or (iv) a trust if a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all of the substantial decisions of the trust. This summary applies only to U.S. Holders who will hold ordinary shares or ADSs as capital assets and who own (directly, indirectly or by attribution) less than 10 per cent of the outstanding share capital or voting stock of the Company.  This summary is based (i) upon current U.K. tax law and U.K. Inland Revenue practice and U.S. law and U.S. Internal Revenue Service (“IRS”) practice, including the Internal Revenue Code of 1986, as amended (the “Code”), Treasury regulations, rulings, judicial decisions and administrative practice, all as currently in effect, and all of which are subject to change or changes in interpretation, possible with retroactive effect, (ii) upon the U.K. - U.S. Income Tax Convention that entered into force on April 25, 1980, as amended by Protocols (the “1980 Convention”) and the new U.K. – U.S. Income Tax Convention that entered into force on March 31, 2003 (the “New Convention”) as both conventions may be applicable to U.S. Holders, (iii) the U.K. - U.S. Convention relating to estate and gift taxes as in effect on the date of this Annual Report, and (iv)  upon representations of the Depositary and it assumes that each obligation provided for in or otherwise contemplated by the Deposit Agreement and any related agreement will be performed in accordance with their respective terms.

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

          The following summary of certain U.S. federal income tax considerations does not address all of the tax consequences to certain categories of U.S. Holders who may be subject to special rules (such as U.S. expatriates, insurance companies, regulated investment companies, tax-exempt organizations, financial institutions, persons subject to the alternative minimum tax, persons who acquired their ordinary shares or ADSs pursuant to the exercise of employee stock options or otherwise as compensation, securities broker-dealers or U.S. Holders who hold ordinary shares or ADSs as part of a hedging or conversion transaction) and U.S. Holders whose functional currency for U.S. tax purposes is not the U.S. dollar.  The following summary of certain U.K. tax considerations does not address the tax consequences to a U.S. Holder (i) that is resident (or, in the case of an individual, ordinarily resident) in the United Kingdom for U.K. tax purposes, (ii) whose holding of ordinary shares or ADSs is effectively connected with a permanent establishment in the United Kingdom through which such U.S. Holder carries on business activities or, in the case of an individual, who performs independent personal services with a fixed base situated therein, or (iii) that is a corporation, which alone or together with one or more associated corporations, controls, directly or indirectly, 10 per cent or more of the voting stock of the Company. Holders are urged to consult their own tax advisors as to the consequences under U.K., U.S. federal, state and local, and other foreign laws, of the ownership and disposition of ordinary shares or ADSs.

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

          The gross amount of dividends (including additional income arising from a foreign tax credit claim as described below) paid to a U.S. Holder with respect to ADSs and ordinary shares will be taxable as dividend income for U.S. federal income tax purposes to the extent paid out of current or accumulated earnings and profits of the Company, as determined under U.S. federal income tax principles.  To the extent that a distribution exceeds the current and accumulated earnings and profits of the Company, it will be treated as a non-taxable return of capital to the extent of the U.S. Holder’s adjusted tax basis in the ordinary shares or ADSs and thereafter as a capital gain.  Dividends paid by the Company generally will be treated as foreign source dividend income and will not be eligible for the dividends-received deduction generally allowed to corporate shareholders under the Code.

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

Recent U.S. Tax Law Changes Applicable to Individuals

          Under 2003 U.S. tax legislation, some U.S. Holders (including individuals) are eligible for reduced rates of U.S. federal income tax (currently a maximum of 15 per cent) in respect of “qualified dividend income” received in taxable years beginning after December 31, 2002 and beginning before January 1, 2009.  For this purpose, qualified dividend income generally includes dividends paid by non-U.S. corporations if, among other things (including certain holding periods being met), (i) the shares with respect to which the dividend has been paid are readily tradable on an established securities market in the United States, or (ii) the non-U.S. corporation is eligible for the benefits of a comprehensive U.S. income tax treaty (such as the New Convention) which provides for the exchange of information.  We currently believe that dividends paid with respect to our ordinary shares and ADSs should constitute qualified dividend income for U.S. federal income tax purposes. However, this is a factual determination and is subject to change.  Furthermore, some of the eligibility requirements for non-U.S. corporations are not entirely clear and further guidance from the Internal Revenue Service is anticipated.  In addition, the Internal Revenue Service is expected to issue certification procedures for 2004 whereby a non-U.S. corporation will be required to certify as to the eligibility of its dividends for the reduced U.S. federal income tax rates.

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

Passive Foreign Investment Company (“PFIC”)

          A non-U.S. corporation will be classified as a Passive Foreign Investment Company (a “PFIC”) for any taxable year if at least 75% of its gross income consists of passive income (such as dividends, interest, rents, royalties, or certain gains), or at least 50% of the average value of its assets consists of assets that produce, or are held for the production of, passive income. We believe that we will not be classified as a PFIC for U.S. federal income tax purposes for the year ended December 31, 2003. However, since PFIC status is a factual determination that must be made annually and depends upon the composition of our income and assets and the market value of our ordinary shares and ADSs, there is no assurance that we will not be considered a PFIC for any taxable year. If we were treated as a PFIC for any taxable year during which a U.S. Holder held ordinary shares or ADSs, certain adverse consequences could apply to the U.S. Holder. These consequences may include having gains realized on the disposition of ordinary shares or ADSs treated as ordinary income rather than as capital gain and being subject to punitive interest charges on certain dividends and on the proceeds of the sale or other disposition of the ordinary shares or ADSs. In addition, dividends paid by a PFIC are not “qualified dividend income” and are not eligible for the reduced rates of taxation available under recent U.S. tax law changes.

          U.S. Holders should consult their own tax advisors regarding the potential application of the PFIC rules to their ownership of ordinary shares or ADSs.

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

          At December 31, 2004, £166.4 million out of the total gross debt of £447.6 million was at floating rates (37.2 per cent of gross debt).  Based on the level of fixed/floating debt and cash  at December 31, 2004, if interest rates were to increase by 1 per cent net interest income would increase by approximately £1 million in 2005. £140 million of floating rate financial liabilities comprise borrowings which bear interest at rates based on the London Inter-Bank Offered Rate (LIBOR) plus a margin of 0.45 per cent.

Foreign exchange management

          UBM’s foreign exchange transaction exposures are covered as they arise, generally using forward foreign exchange contracts.  For currencies in which there is an active market Group policy is to hedge all known committed foreign currency receivables and payables.  UBM does not hedge profit translation exposures as these are accounting rather than cash exposures.  However, foreign currency borrowings are used where appropriate to provide an economic hedge against investments in overseas territories.  The gain or loss on the hedge is recognized at the same time as the underlying transaction.  The amount of foreign exchange forward contracts at December 31, 2004 hedging transaction exposures was £2.6 million.

          The pound sterling strengthened during 2004 resulting in a negative impact on reported income in 2004 compared to 2003.  UBM’s current estimated translation sensitivity to fluctuations of the pound sterling is such that it records losses or gains of approximately £0.3 million of operating income when the pound sterling appreciates or depreciates by 1 per cent on average against all of the currencies in which its subsidiaries record income.

Equity Price Risk

          On December 19, 2001 United Business Media (Jersey) Limited, a wholly owned subsidiary of the Company, issued a five year $400 million 2.375 per cent convertible bond, primarily to refinance the Company’s existing £180 million 6.125 per cent subordinated convertible bonds.  The remaining net proceeds were used for general corporate purposes in 2002, 2003 and 2004, including the refinancing of previous acquisitions.

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

          Convertible bondholders may put the bond back to United Business Media (Jersey) Limited for par from December 19, 2004.

          No options in relation to puts or calls have been exercised and subsequently all bonds remain outstanding.

          Current asset investments and fixed asset investments include both listed and unlisted investments.  The directors consider that unlisted investments are stated at their approximate fair value based on internal evaluation analyses.  The listed investments have a carrying value of £234.2 million (2003: £425.2 million) and their fair value is £234.2 million (2003: £425.2 million), based on quoted market security prices for those investments.

          On March 22, 2005, we voluntarily delisted from the Nasdaq National Market and terminated our ADR program.  This decision was based on the uneconomic nature of maintaining this very thinly traded security.  ADSs outstanding at the end of November 2004 accounted for only 0.2% of our issued equity.  Holders of ADRs were entitled to exchange their UBM ADSs by May 20, 2005 for the appropriate number of underlying UBM ordinary shares. On May 31, 2005 the depositary sold 65,887 UBM ordinary shares in respect of ADSs not submitted for exchange by May 20, 2005. The holders will receive the cash proceeds from such sale.  In addition, in view of the increasing costs of maintaining a U.S. registration, we are proposing to terminate our Exchange Act registration in due course. On May 12, 2005, our shareholders passed an amendment to our Articles of Association that would allow us to require U.S. shareholders to sell their ordinary shares or B Shares so that we may be certain that the number of U.S. shareholders is less than 300 in respect of both the ordinary shares and the B Shares. It is unclear what effect, if any, our delisting from Nasdaq, the termination of our ADR program and our proposed deregistration will have on the price of our ordinary shares.

ITEM 12.   DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

          Not Applicable.

PART II

ITEM 13.   DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

          None.

ITEM 14.   MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

          None.

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

          There were no significant changes in the Group’s internal controls over financial reporting or in other factors that could significantly affect these controls, nor were there any reportable conditions or material weaknesses in the Group’s internal controls requiring corrective actions during the period covered by this Form 20-F that have materially affected, or are likely to materially affect, our internal control over financial reporting.

ITEM 16. [RESERVED]

          None.

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

          The board annually conducts a detailed Group risk mapping process Company conducts a detailed Group risk mapping process which is described in more detail in “Item 6.C. Board Practices - Internal Control”.  The process assists companies within the Group in identifying and assessing the risks attaching to the failure to implement appropriate social, ethical and environmental policies.

          A statement of business principles has been approved by the board and can be viewed on the Company’s website at http://www.unitedbusinessmedia.com/.  All employees, including the Chief Executive Officer, Chief Financial Officer, and principal accounting officer are expected to act in accordance with those principles.  During 2003, a steering Group was formed comprising representatives from the board, head office and all divisions; this Group is responsible for developing a set of corporate values for the Group as a whole, taking into account the views of employees.  The Company believes that this initiative will assist in further developing awareness of the importance of corporate social responsibility within the Group.

ITEM 16.C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

	As at December 31

	2003	2004

	£m	£m
Principal Accountant Fees and Services:
Audit fees	0.7	1.0
Audit-related fees	0.1	0.2
Tax fees	0.2	0.1
All other fees	0.1	0.3

	1.1	1.6

          During 2002 the Company undertook a review of its audit arrangements. Following a selection process involving three major firms, Ernst & Young LLP were appointed as auditors to the Group with effect from January 2002. The auditors’ remuneration shown above for 2002 and 2003 represents fees payable to Ernst & Young LLP.

          The Audit Committee has established policy guidelines on the nature of non-audit work which may be undertaken by the auditors. These guidelines identify a number of categories of work where the auditors will not normally be employed, including financial due diligence assignments on potential acquisitions and financial systems consultancy. The Audit Committee has also put in place procedures for the pre-approval of any fees payable to the auditors for any audit and non-audit services which fall within the policy guidelines.  By a system of delegated authorities, all fees paid to the principal accountant are pre-approved.   Fees under a certain threshold can be authorised by the Deputy Chief Financial Officer and Chief Financial Officer but must be reported to the Audit Committee.  These fees are for services which may include audit services, audit-related services, tax services and other services as described below.  Ernst & Young LLP and our management then report to the Audit Committee on a half yearly basis regarding the extent of services actually provided in accordance with the applicable pre-approval and regarding fees for the services performed.

          Audit Services are defined as the standard audit work that needs to be performed each year in order to issue an opinion on the consolidated financial statements of the Group and to issue reports on the local statutory financial statements.  It also includes services that can only be provided by the Group auditor such as auditing of non-recurring transactions and application of new accounting policies, audits of consents and comfort letters and debt covenant certificates and any other audit services required for U.S. Securities and Exchange Commission regulatory filings.

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

ITEM 16.E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

          Pursuant to the approvals given at the Annual General Meetings held on May 6, 2004, the Company retained authority to purchase up to 33,582,615 of its own shares up to the end of the Annual General Meeting held in 2005. Details of shares purchased during the year are shown below:

Period	Total number of Shares Purchased (*)	Average Price Paid per Share £	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum number of Shares that may yet be purchased under the Plans or Programs

February 1, 2004 to February 29, 2004	750,000	5.67	—	—

(*) Purchases made by the UBM ESOP Trustees in respect of awards made under the Senior Executive Equity Participation Plan and The Medium Term Incentive Plan.

PART III

ITEM 17.   FINANCIAL STATEMENTS

          We have responded to Item 18 in lieu of responding to this Item.

ITEM 18: FINANCIAL STATEMENTS

          The following financial statements, together with the related report of our independent registered public accounting firm are filed as part of this Annual Report.

Page

Report and consent of Registered Public Accounting Firm		F-1 - F-2
Consolidated financial statements
-	Consolidated Profit and Loss Accounts for each of the three years in the period ended December 31, 2004	F-3 - F-5
-	Consolidated Balance Sheets at December 31, 2003 and 2004	F-6
-	Consolidated Cash Flow Statements for each of the three years in the period ended December 31, 2004	F-7 – F-8
-	Consolidated Statements of Total Recognized Gains and Losses for each of the three years in the period ended December 31, 2004	F-9
-	Reconciliation of Movements in Group Shareholders’ Funds for each of the three years in the period ended December 31, 2004	F-9
-	Notes to consolidated financial statements	F-14 - F-81

ITEM 19. EXHIBITS

Number	Description

1.1*	Memorandum and New Articles of Association of United Business Media plc.

4.1*	Agreement and plan of merger dated April 28, 1999 between United News & Media plc, Miller Freeman Worldwide plc, MFW Acquisition Corp. and CMP Media, Inc.

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

4.8*	United Business Media 2000 Executive Share Option Scheme.

4.9*	United Business Media 2000 Senior Executive Equity Participation Plan.

4.10*	Long Term Incentive Plan.

4.11**	Service contracts for directors and executive officers.

4.12

Share purchase agreement between Santemedia Holding S.a.r.l. and United Business Media Group Limited dated June 16, 2004 for the sale and purchase of Vidal SA, MediMedia Medicom SA, Livros Technicos Portugueses LTP, MediMedia Belgium SA, MediMedia Holding Germany GmbH, MediMedia Netherlands, MediMedia International SP Zoo, MediMedia Holding Australia Pty Ltd, MediMedia NZ Ltd, MediMedia Pacific Ltd, PT Infomaster, MediMedia Korea Chusik Hoesa, MediProm (Malaysia) SDN BHD, Atmedica (M) SDN BHD, MediMedia Asia Pte Ltd, MediData Pte Ltd, Infopharma Media Services, MediMarketing Inc and their respective subsidiaries.

8.1	List of significant subsidiaries – refer to Annual Report “Item 4.C. Information on the Company–Organizational Structure”. A full listing of subsidiaries will be provided upon request.

12.1	Certification of David Levin, Chief Executive Officer of United Business Media plc, filed pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification of Nigel Wilson, Chief Financial Officer of United Business Media plc, filed pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.0

Certification of David Levin, Chief Executive Officer of United Business Media plc, and Nigel Wilson, Chief Financial Officer of United Business Media plc, furnished pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

*	Incorporated by reference from United Business Media plc’s registration statement on Form 20-F, File No: 000-15742, as filed with the Securities and Exchange Commission on July 2, 2001.

**	Incorporated by reference from United Business Media plc’s registration statement on Form 20-F, File No: 000-15742, as filed with the Securities and Exchange Commission on June 30, 2003.

UNITED BUSINESS MEDIA plc
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To: The Board of Directors
United Business Media plc

We have audited the accompanying consolidated balance sheet of United Business Media plc as of December 31, 2003 and 2004, and the related consolidated profit and loss accounts and statements of total recognized gains and losses, cash flows and movements in shareholders’ funds for each of the three years in the period ended December 31, 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with United Kingdom auditing standards and the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of United Business Media plc as at December 31, 2003 and 2004 and the consolidated results of its operations and its consolidated cash flows each of the three years in the period ended December 31, 2004 in conformity with accounting principles generally accepted in the United Kingdom which differ in certain respects from those generally accepted in the United States (see note 34 of Notes to the Financial Statements).

ERNST & YOUNG LLP
London, England

February 25, 2005, except for Note 34 – Summary of Differences Between United Kingdom and United States Generally Accepted Accounting Principles (“UK GAAP” and “US GAAP”) and note 35 -Post Balance Sheet Events, as to which the date is June 28, 2005.

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statements (Forms S-8 Nos 333-64778, 333-64782 and 333-64774) pertaining to the United Business Media plc employee benefit plans listed on the facing sheets thereof of the reference to our firm in Item 3. Key Information and our report dated February 25, 2005, except for Note 34 – Summary of Differences Between United Kingdom and United States Generally Accepted Accounting Principles (“UK GAAP” and “US GAAP”) and Note 35, Post Balance Sheet Events, as to which the date is June 28, 2005 with respect to the consolidated financial statements of United Business Media plc included in its Annual Report (Form 20-F) for the year ended December 31, 2004.

ERNST & YOUNG LLP
London, England
June 28, 2005

UNITED BUSINESS MEDIA PLC
Consolidated Profit and Loss Accounts

		Year ended December 31, 2002

Notes		Restated Before amortisation and exceptional items	Restated Pre- exceptional amortisation (note 1)	Restated Total before exceptional items	Restated Exceptional items (note 6)	Restated Total

		£m	£m	£m	£m	£m
1	Turnover – Group and share of joint ventures
	Continuing operations	819.2	—	819.2	—	819.2
	Less share of joint ventures’ turnover	(25.8)	—	(25.8)	—	(25.8)

		793.4	—	793.4	—	793.4
	Acquisitions	—	—	—	—	—

	Group turnover	793.4	—	793.4	—	793.4

	Group operating profit/(loss)
	Continuing operations	50.7	(133.7)	(83.0)	(144.2)	(227.2)
	Acquisitions	—	—	—	—	—

		50.7	(133.7)	(83.0)	(144.2)	(227.2)

5	Share of operating profit/(loss) in joint ventures and associates
	Continuing operations	3.8	(2.2)	1.6	—	1.6
4	Income from other fixed asset investments	10.4	—	10.4	—	10.4

1	Total operating profit/(loss)	64.9	(135.9)	(71.0)	(144.2)	(215.2)

6	Profit/(loss) on sale and closure of businesses	—	—	—	—	—
	Discontinued operations	—	—	—	(14.0)	(14.0)

	Profit/(loss) on ordinary activities before interest	64.9	(135.9)	(71.0)	(158.2)	(229.2)
7	Net interest income	10.1	—	10.1	—	10.1
31	Other finance expense	(2.1)	—	(2.1)	—	(2.1)

	Profit/(loss) on ordinary activities before tax	72.9	(135.9)	(63.0)	(158.2)	(221.2)
8	Tax on loss on ordinary activities	(16.0)	—	(16.0)	—	(16.0)

	Profit/(loss) on ordinary activities after tax	56.9	(135.9)	(79.0)	(158.2)	(237.2)
	Equity minority interests	(1.8)	—	(1.8)	—	(1.8)

	Profit/loss for the financial year	55.1	(135.9)	(80.8)	(158.2)	(239.0)

10	Dividends-equity					(23.6)
	Dividends-non-equity (B-Shares)					(0.6)

						(24.2)

24	Retained loss for the financial year					(263.2)

	Earnings/(loss) per share (pence)
10	-adjusted					16.5
10	-basic					(71.8)
10	-diluted					(71.8)

          The notes to the financial statements form part of the financial statements. Variations from accounting principles generally accepted in the United States are set out in note 34.

UNITED BUSINESS MEDIA PLC
Consolidated Profit and Loss Accounts – (continued)

		Year ended December 31, 2003

Notes		Before amortization and exceptional items	Pre-exceptional amortization (note 1)	Total before exceptional items	Exceptional items (note 6)	Total

		£m	£m	£m	£m	£m
1	Turnover – Group and share of joint ventures
	Continuing operations	748.6	—	748.6	—	748.6
	Less share of joint ventures’ turnover	(23.6)	—	(23.6)	—	(23.6)

		725.0	—	725.0	—	725.0
	Acquisitions	21.7	—	21.7	—	21.7

	Group turnover	746.7	—	746.7	—	746.7

	Group operating loss
	Continuing operations	88.1	(115.9)	(27.8)	—	(27.8)
	Acquisitions	2.9	(4.2)	(1.3)	—	(1.3)

		91.0	(120.1)	(29.1)	—	(29.1)

5	Share of operating profit/(loss) in joint ventures and associates
	Continuing operations	4.5	(1.6)	2.9	—	2.9

		4.5	(1.6)	2.9	—	2.9
4	Income from other fixed asset investments	3.9	—	3.9	—	3.9

1	Total operating loss	99.4	(121.7)	(22.3)	—	(22.3)

	Loss on ordinary activities before interest	99.4	(121.7)	(22.3)	—	(22.3)
7	Net interest income	9.4	—	9.4	—	9.4
31	Other finance expense	(5.5)	—	(5.5)	—	(5.5)

	Loss on ordinary activities before tax	103.3	(121.7)	(18.4)	—	(18.4)
8	Tax on loss on ordinary activities	(22.7)	—	(22.7)	—	(22.7)

	Loss on ordinary activities after tax	80.6	(121.7)	(41.1)	—	(41.1)
	Equity minority interests	(0.3)	—	(0.3)	—	(0.3)

	Loss for the financial year	80.3	(121.7)	(41.4)	—	(41.4)

9	Dividends-equity					(30.2)
	Dividends-non-equity (B-Shares)					(0.4)

						(30.6)

24	Retained loss for the financial year					(72.0)

	Earnings/(loss) per share (pence)
10	-adjusted					24.0
10	-basic					(12.5)
10	-diluted					(12.5)

          The notes to the financial statements form part of the financial statements. Variations from accounting principles generally accepted in the United States are set out in note 34.

UNITED BUSINESS MEDIA PLC
Consolidated Profit and Loss Accounts – (continued)

		Year ended December 31, 2004

Notes		Before amortization and exceptional items	Pre- exceptional amortization (note 1)	Total before exceptional items	Exceptional items (note 6)	Total

		£m	£m	£m	£m	£m
1	Turnover – Group and share of joint ventures
	Continuing operations	803.8	—	803.8	—	803.8
	Less share of joint ventures’ turnover	(24.0)	—	(24.0)	—	(24.0)

		779.8	—	779.8	—	779.8
	Acquisitions	29.8	—	29.8	—	29.8

	Group turnover	809.6	—	809.6	—	809.6

	Group operating profit/(loss)
	Continuing operations	117.7	(115.9)	1.8	—	1.8
	Acquisitions	3.4	(8.6)	(5.2)	—	(5.2)

		121.1	(124.5)	(3.4)	—	(3.4)

5	Share of operating profit/(loss) in joint ventures and associates
	Continuing operations	5.2	(1.5)	3.7	—	3.7
4	Income from other fixed asset investments	6.0	—	6.0	—	6.0

1	Total operating profit/(loss)	132.3	(126.0)	6.3	—	6.3

6	Amounts written off investments	—	—	—	(11.7)	(11.7)
6	Profit/(loss) on sale and closure of businesses
	Discontinued operations	—	—	—	18.9	18.9

	Profit/(loss) on ordinary activities before interest	132.3	(126.0)	6.3	7.2	13.5
7	Net interest income	12.5	—	12.5	—	12.5
31	Other finance expense	(3.4)	—	(3.4)	—	(3.4)

	Profit/(loss) on ordinary activities before tax	141.4	(126.0)	15.4	7.2	22.6
8	Tax on loss on ordinary activities	(30.8)	—	(30.8)	121.0	(90.2)

	Profit/(loss)on ordinary activities after tax	110.6	(126.0)	(15.4)	128.2	112.8
	Equity minority interests	(1.5)	—	(1.5)	—	(1.5)

	Profit/loss for the financial year	109.1	(126.0)	(16.9)	128.2	111.3

9	Dividends-equity					(40.2)
	Dividends-non-equity (B-Shares)					(0.4)

						(40.6)

24	Retained profit for the financial year					70.7

	Earnings per share (pence)
10	-adjusted					32.6
10	-basic					33.2
10	-diluted					29.6

          The notes to the financial statements form part of the financial statements. Variations from accounting principles generally accepted in the United States are set out in note 34.

UNITED BUSINESS MEDIA PLC
Consolidated Balance Sheets

		At December 31

Notes		As restated 2003	2004

		£m	£m
	Fixed assets
11	Intangible assets	430.8	495.8
12	Tangible Assets	54.5	50.1
	Investments in joint ventures
	-share of gross assets	16.7	16.6
	-share of gross liabilities	(5.5)	(7.8)

13	Investments in joint ventures	11.2	8.8
13	Investments in associated undertakings	0.2	1.9
13	Other investments	168.9	146.8

		665.6	703.4

	Current assets
14	Stocks	20.4	22.8
15	Debtors - due within one year	158.5	198.0
16	Investments	—	—
16	Short term liquid funds	425.2	234.2
27	Cash at bank and in hand	185.9	144.6

		790.0	599.6
17	Accounts payable: amounts falling due within one year	(1,076.6)	(668.1)

	Net current assets/(liabilities)	(286.6)	(68.5)

	Total assets less current liabilities	379.0	634.9

	Accounts payable: amounts falling due after one year
18	Bank and other loans	(101.9)	(96.1)
19	Accounts payable	(5.4)	(4.6)
20	Convertible debt	—	(208.7)

		(107.3)	(309.4)

22	Other provisions for liabilities and charges	(63.1)	(50.0)

	Net assets excluding pension liability	208.6	275.5

31	Pension liability	(83.9)	(95.2)

	Net assets including pension liability	124.7	180.3

	Capital and reserves
23	Called up share capital	84.5	84.5
24	Share premium account	309.4	310.8
24	Merger reserve	31.3	31.3
24	Other reserves	160.1	156.0
24	Profit and loss account	(461.6)	(404.5)

	Shareholders’ funds (including non-equity interests)	123.7	178.1
	Equity minority interests	1.0	2.2

	Capital employed	124.7	180.3

	Equity shareholders’ funds	123.2	177.6
	Non-equity shareholders’ funds	0.5	0.5

	Shareholders’ funds	123.7	178.1

          The notes to the financial statements form part of the financial statements. Variations from accounting principles generally accepted in the United States are set out in note 34.

UNITED BUSINESS MEDIA PLC
Consolidated Cash Flow Statements

		Year ended December 31

Notes		2002	2003	2004

		£m	£m	£m
26	Net cash inflow from operating activities	55.5	84.6	107.1
	Dividends received from joint ventures and associated undertakings	0.9	2.1	4.0
	Returns on investments and servicing of finance
	Interest received	33.5	20.5	27.4
	Interest paid	(29.1)	(18.2)	(19.6)
	Dividends paid to minority shareholders	(1.9)	(1.3)	—
	Dividends paid to non-equity shareholders	(0.9)	(0.6)	(0.4)
	Income from other fixed asset investments	13.6	5.4	5.6

	Net cash inflow from returns from investments and servicing of finance	15.2	5.8	13.0
	Taxation
	U.K. corporation tax received (including ACT)	3.4	8.9	1.0
	Overseas tax received/(paid)	11.9	(0.5)	(11.0)

	Taxation received/(paid)	15.3	8.4	(10.0)
	Capital expenditure and financial investment
	Purchase of tangible fixed assets	(10.9)	(6.9)	(8.5)
	Proceeds from sale of tangible fixed assets	1.0	—	1.9
	Purchase of other intangible assets	(0.3)	—	—
	Proceeds from sale of investments	—	10.3	3.0
	Purchase of investments	(11.9)	(5.4)	—
	Investment in own shares – ESOP	—	—	(4.1)

	Net cash outflow from capital expenditure and financial investment	(22.1)	(2.0)	(7.7)
28,29	Acquisitions and disposals
	Purchase of subsidiary undertakings and businesses	(1.3)	(138.3)	(199.9)
	Net cash acquired with subsidiary undertakings and businesses	—	8.4	9.7
	Investments in joint ventures and associated undertakings	(0.1)	—	(1.7)
	Exceptional costs incurred on sale and closure of operations	(19.0)	—	—

	Net cash outflow from acquisitions and disposals	(20.4)	(129.9)	(191.9)
	Equity dividends paid to shareholders	(13.5)	(24.4)	(31.2)

	Net cash inflow/(outflow) before use of liquid resources and financing	30.9	(55.4)	(116.7)
	Management of liquid resources
	(Purchase)/sale of current asset investments	(42.4)	134.9	176.6
	Decrease/(increase) in short term deposits	264.4	(103.3)	169.5

	Net cash inflow from management of liquid resources	222.0	31.6	346.1
	Financing
	Proceeds from issue of ordinary share capital	2.9	1.0	1.5
	Return of capital to shareholders (including costs)	(7.4)	(3.6)	(1.9)
	Repurchase of bond	(164.0)	—	—
	Decrease in bank loans	(47.8)	—	—
	Issue of loan stock	—	21.1	140.0
	Repayment of loan stock	(23.6)	(1.2)	(238.9)

	Net cash outflow/inflow from financing	(239.9)	17.3	(99.3)

	Increase/(decrease) in cash in the year	13.0	(6.5)	130.1

          Liquid resources include term deposits and government and corporate securities.

          The notes to the financial statements form part of the financial statements. Variations from accounting principles generally accepted in the United States are set out in note 34.

UNITED BUSINESS MEDIA PLC
Consolidated Cash Flow Statements (continued)

	Year ended December 31

	2002	2003	2004

	£m	£m	£m
Reconciliation of net cash flow to movement in net cash
Increase/(decrease) in cash in the year	13.0	(6.5)	130.1
Cash (inflow)/outflow from (increase)/decrease in debt and lease financing - including finance costs	235.4	(19.9)	98.9
Cash inflow from decrease in liquid resources	(222.0)	(31.6)	(346.1)

Changes in net cash/(debt) resulting from cash flows	26.4	(58.0)	(117.1)
Other non-cash movements	(6.2)	(2.0)	(1.0)
Translation difference	24.0	13.0	2.8

Movement in net cash/(debt) in year	44.2	(47.0)	(115.3)
Opening net cash	49.3	93.5	46.5

Closing net cash/(debt)	93.5	46.5	(68.8)

          Liquid resources include term deposits and government and corporate securities.

          The notes to the financial statements form part of the financial statements. Variations from accounting principles generally accepted in the United States are set out in note 34.

UNITED BUSINESS MEDIA PLC
Consolidated Statements of Total Recognized Gains and Losses

	Year ended December 31

	As restated 2002	2003	2004

	£m	£m	£m
(Loss)/profit for the financial year	(239.0)	(41.4)	111.3
Currency translation differences on foreign currency net investments:
Group	(32.5)	(20.4)	3.6
Joint ventures	(0.9)	(0.1)	(0.5)
Actuarial (loss)/gain recognized in the pension schemes	(50.6)	11.6	(14.9)

Other recognized (losses)/gain for the year	(84.0)	(8.9)	(11.8)

Total recognized (losses)/gains for the year	(323.0)	(50.3)	99.5
Adjustment for investment in own shares (see note 13)	3.7	—	—

Implementation of FRS 17 (see note 24)	(48.9)	—	—

Total (loss)/gain recognized since last annual report	(368.2)	(50.3)	99.5

          The historical cost result is not materially different from the reported loss, in any of the three years.

Reconciliation of Movements in Group Shareholders’ Funds

	Year ended December 31

	As restated 2002	As restated 2003	2004

	£m	£m	£m
Opening shareholders’ funds	611.9	207.2	123.7
Implementation of FRS 17 (see note 24)	(48.9)	—	—
Adjustment for investment in own shares (see note 13)	(7.3)	—	—

Opening shareholders’ funds restated	555.7	207.2	123.7
Profit/(loss) for the financial year	(239.0)	(41.4)	111.3
Equity dividends	(23.6)	(30.2)	(40.2)
Non-equity dividends on B shares (see note 10)	(0.6)	(0.4)	(0.4)

	292.5	135.2	194.4
Other recognized losses relating to the year	(84.0)	(8.9)	(11.8)
New share capital subscribed	2.9	1.0	1.5
Own share capital purchased - ESOP	(1.8)	—	(4.1)
Own share capital disposed - ESOP	5.0	—	—
Return of capital to shareholders (see note 23 and 24)	(7.4)	(3.6)	(1.9)

Closing shareholders’ funds	207.2	123.7	178.1

          The notes to the financial statements form part of the financial statements. Variations from accounting principles generally accepted in the United States are set out in note 34.

UNITED BUSINESS MEDIA PLC

Group Accounting Policies

Basis of accounting

          The financial statements have been prepared under the historical cost convention, in accordance with applicable Accounting Standards in the United Kingdom.  The financial statements have been prepared on a basis consistent with prior years, except for the adoption of UITF 38 ‘accounting for ESOP trusts’ (see note 13).

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

Turnover

          Turnover, which is stated net of trade discounts, VAT and other sales related taxes, is recognized as follows:

Publishing: advertising revenue is recognized on issue of the publication. Revenue from online subscriptions is recognized over the life of the subscription.

Exhibitions: revenue is recognized when the show has been completed.  Deposits received in advance are recorded as deferred income in the balance sheet.

Directories: revenue is recognized on the issue of the directory.

Market research: revenue is recognized on a completed contract basis or completion of an agreed milestone basis.  Work in progress amounts are recorded in the balance sheet at cost.  Syndicated revenues are recognized on completion and any subsequent sales are recognized as they arise.

News distribution: revenue is recognized on message delivery. Revenue from subscriptions is recognized over the life of the subscription.

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

          Other intangible assets are stated at cost and comprise certain product rights including licenses and related costs, which are amortized over the shorter of their useful lives or the license period; and publishing rights and titles and purchased internet domain names and websites, which are amortized on a straight line basis over their estimated useful lives, not exceeding two years.

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

Investments

          Listed and unlisted investments are stated at the lower of cost and market value or directors’ valuation. Investments in subsidiaries included in the company’s balance sheet are stated at cost or nominal value of shares issued where merger relief is taken, less any provision for impairment. Investments in companies where the Group both has a participating interest and exercises significant influence over the entity’s financial and operating policies (through Board representation and participation in financial and operating policy decisions) are included as associates under the

UNITED BUSINESS MEDIA PLC

Group Accounting Policies (continued)

Investments (continued)

equity method of accounting. Similarly, investments in companies where the Group holds a long-term interest that arises as a result of a contractual arrangement and is jointly controlled by the Group and other ventures are included as joint ventures under the gross equity method of accounting.  The figures included in the financial statements are based on audited accounts, adjusted where necessary by reference to management accounts for the period up to December 31. Where the accounting policies of associates and/or joint ventures do not conform in all material respects to those of the Group, adjustments are made on consolidation.

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

Foreign currencies

          Assets and liabilities denominated in foreign currencies are translated into sterling at the rates of exchange ruling at the date of the balance sheet. The trading results of foreign subsidiary undertakings are translated into sterling at an average of the exchange rates ruling for the year. Differences arising on the retranslation of investments, including goodwill, of foreign subsidiary undertakings and related net foreign currency borrowings and from the translation of the results of those undertakings at average rates, are taken to reserves, and are reported in the statement of total recognized gains and losses. All other exchange differences are taken to the profit and loss account.

Pension costs

          The Group sponsors a number of defined benefit schemes and defined contribution schemes. The Group adopted FRS17 “Retirement Benefits” in the financial statements for the year ended 31 December 2002 financial statements. For the defined contribution schemes, the profit and loss charge represents the contributions payable to the scheme during the accounting period. The assets of the defined benefit pension schemes are measured at their market value at the balance sheet date and the liabilities of those schemes are measured using the projected unit method. The discount rate used is the current rate of return on an AA corporate bond of equivalent term and currency to the liabilities.  The extent to which the schemes’ assets exceed or fall short of their liabilities is shown as a surplus or

UNITED BUSINESS MEDIA PLC

Group Accounting Policies (continued)

Pension costs (continued)

deficit in the balance sheet to the extent that a surplus is recoverable by the Group or that a deficit represents an obligation of the Group.

The following is charged to operating profit:

•	the increase in the present value of pension scheme liabilities arising from employee service in the current period;
•	the increase in the present value of pension scheme liabilities as a result of benefit improvements over the period during which such improvements vest; and
•	gains and losses arising on settlements/curtailments.

          A credit in respect of the expected return on the schemes’ assets and a charge in respect of the increase during the period in the present value of the schemes’ liabilities because the benefits are one period closer to settlement are included in other finance income. Actuarial gains and losses are recognized in the statement of total recognized gains and losses.

Financial instruments

          Interest differentials under interest rate swaps, forward rate agreements, caps and collars are recognized by adjustment of the underlying interest receivable or payable over the term of the agreement and as such are accrued to the profit and loss account on a time apportioned basis.

          Any gains or losses arising on forward foreign exchange contracts taken out to hedge currency transaction risks on monetary assets and liabilities and forecast trading flows are deferred and recognized in operating profit or as adjustments to carrying amount when the hedged transaction has itself been reflected in the group’s financial statements upon maturity of the contract. The forward premium or discount for these contracts is not accounted for as interest but as part of the hedge achieved. If underlying forecast flows do not materialize as envisaged, the hedges are either reversed or swapped forward to a future financing period.  The adjusting hedges are then accounted for through the profit and loss account to match the revised underlying exposure being hedged. Currency options are accounted for in the same manner as the forward foreign exchange contracts above except that the premium paid is deferred to the point of exercise or lapse of the option.

UNITED BUSINESS MEDIA PLC

NOTES TO THE FINANCIAL STATEMENTS

1.       Business Analysis

	Year ended December 31

	Group 2002	Group share of joint ventures 2002	Group 2003	Group share of joint ventures 2003	Group 2004	Group share of joint ventures 2004

	£m	£m	£m	£m	£m	£m
Turnover by division
Continuing operations:
CMP Media	238.2	9.0	208.0	8.2	193.8	8.8
CMP Asia	51.1	3.6	44.4	3.5	50.5	4.5
CMP Information	127.6	4.5	117.2	1.6	159.3	—
United Advertising Publications	58.1	—	57.8	—	58.5	—

Professional media	475.0	17.1	427.4	13.3	462.1	13.3
News distribution	105.4	8.7	94.8	10.3	94.8	10.7
Market research	213.0	—	202.8	—	222.9	—

Continuing operations	793.4	25.8	725.0	23.6	779.8	24.0

Acquisitions:
CMP Media	—	—	2.5	—	—	—
CMP Information	—	—	17.8	—	—	—
United Advertising Publications	—	—	0.3	—	—	—
CMP Medica	—	—	—	—	29.8	—

Professional media	—		20.6	—	29.8	—
Market research	—	—	1.1	—	—	—

Acquisitions	—	—	21.7	—	29.8	—

Discontinued operations	—	—	—	—	—	—

	793.4	25.8	746.7	23.6	809.6	24.0

Turnover by geographic market
United Kingdom	216.6	4.5	225.7	1.6	249.6	—
North America	502.2	17.0	450.1	17.7	424.1	18.5
Europe and Middle East	28.1	0.7	31.5	0.8	78.1	1.0
Pacific	46.5	3.6	39.4	3.5	57.8	4.5

	793.4	25.8	746.7	23.6	809.6	24.0

          Further details on joint ventures and associates reclassified as fixed asset investments at January 1, 2002 and therefore classified as discontinued are given in note 13.

          Turnover analysis is based on turnover by origin. Turnover by destination would not be materially different. Net revenues derived from inter-segmental transactions were £17.6 million in 2004 (2003: £13.5 million, 2002: £16.1 million). This revenue is eliminated fully on consolidation.

          The amounts shown against “CMP Media” and “CMP Information” for 2002 in note 1 have been restated to reflect the intra-group transfer of CMP Europe.

UNITED BUSINESS MEDIA PLC

NOTES TO THE FINANCIAL STATEMENTS

1.       Business Analysis (continued)

	At December 31

	As restated 2003	2004

	£m	£m
Net operating assets/(liabilities) by division
CMP Media	144.6	118.7
CMP Medica	—	150.9
CMP Asia	(4.0)	(7.0)
CMP Information	78.9	65.6
United Advertising Publications	6.5	7.3

Professional media	226.0	335.5
News distribution	12.1	4.8
Market research	69.0	80.2

	307.1	420.5

Net operating assets/(liabilities) by geographic market
United Kingdom	70.0	92.8
North America	226.3	176.9
Europe and Middle East	16.4	159.0
Pacific	(5.6)	(8.2)

	307.1	420.5

Reconciliation of net operating assets to net assets
Net operating assets	307.1	420.5
Investments	605.5	391.7
Corporation tax	(308.5)	(208.0)
Net borrowings	(376.0)	(300.2)
Proposed dividend	(19.5)	(28.5)
Pension liability	(83.9)	(95.2)

Net assets	124.7	180.3

UNITED BUSINESS MEDIA PLC

NOTES TO THE FINANCIAL STATEMENTS

1.       Business analysis (continued)

	Year ended December 31, 2002

	As restated Group	Group share of joint ventures	Group share of associates	As restated Subtotal	Exceptional items	As restated Total

	£m	£m	£m	£m	£m	£m
*Operating profit/(loss) before amortization of intangible assets by division
Continuing operations:
CMP Media	(7.3)	0.5	—	(6.8)	(11.3)	(18.1)
CMP Asia	13.6	0.1	—	13.7	(0.7)	13.0
CMP Information	9.9	0.2	—	10.1	(5.8)	4.3
United Advertising Publications	12.7	—	—	12.7	(0.8)	11.9

Professional media	28.9	0.8	—	29.7	(18.6)	11.1
News distribution	14.3	3.0	—	17.3	(4.1)	13.2
Market research	17.9	—	—	17.9	(7.3)	10.6

Continuing operations	61.1	3.8	—	64.9	(30.0)	34.9

Acquisitions	—	—	—	—	—	—
*Operating profit/(loss) before amortization of intangible assets	61.1	3.8	—	64.9	(30.0)	34.9

Amortization of intangible assets	(133.7)	(2.2)	—	(135.9)	(114.2)	(250.1)

Continuing operations:
*Operating (loss)/profit by division
CMP Media	(71.3)	(0.7)	—	(72.0)	(71.3)	(143.3)
CMP Asia	(0.5)	—	—	(0.5)	(0.7)	(1.2)
CMP Information	(17.5)	0.2	—	(17.3)	(5.8)	(23.1)
United Advertising Publications	11.7	—	—	11.7	(0.8)	10.9

Professional media	(77.6)	(0.5)	—	(78.1)	(78.6)	(156.7)
News distribution	8.9	2.1	—	11.0	(21.3)	(10.3)
Market research	(3.9)	—	—	(3.9)	(44.3)	(48.2)

Continuing operations	(72.6)	1.6	—	(71.0)	(144.2)	(215.2)
Acquisitions	—	—	—	—	—	—

* Operating (loss)	(72.6)	1.6	—	(71.0)	(144.2)	(215.2)

Non-operating exceptional items						(14.0)
Net interest income						8.0

Loss on ordinary activities before tax						(221.2)

*Operating (loss)/profit by geographic market
United Kingdom	(27.6)	0.5	—	(27.1)	(24.6)	(51.7)
North America	(54.5)	1.9	—	(52.6)	(112.4)	(165.0)
Europe and Middle East	12.5	(0.8)	—	11.7	(7.2)	4.5
Pacific	(3.0)	—	—	(3.0)	—	(3.0)

*Operating (loss)/profit	(72.6)	1.6	—	(71.0)	(144.2)	(215.2)

Non-operating exceptional items						(14.0)
Net interest income						8.0

Loss on ordinary activities before tax						(221.2)

*Includes income from other fixed asset investments

UNITED BUSINESS MEDIA PLC

NOTES TO THE FINANCIAL STATEMENTS

1.       Business analysis (continued)

	Year ended December 31, 2003

	As restated Group	Group share of joint ventures	Group share of associates	As restated Subtotal	Exceptional items	As restated Total

	£m	£m	£m	£m	£m	£m
*Operating profit/(loss) before amortization of intangible assets by division
Continuing operations:
CMP Media	13.9	0.7	—	14.6	—	14.6
CMP Asia	12.1	0.5	—	12.6	—	12.6
CMP Information	22.8	0.1	—	22.9	—	22.9
United Advertising Publications	13.9	—	—	13.9	—	13.9

Professional media	62.7	1.3	—	64.0	—	64.0
News distribution	10.2	3.2	—	13.4	—	13.4
Market research	19.1	—	—	19.1	—	19.1

Continuing operations	92.0	4.5	—	96.5	—	96.5

Acquisitions
CMP Media	0.2	—	—	0.2	—	0.2
CMP Information	2.4	—	—	2.4
United Advertising Publications	0.1	—	—	0.1

Professional Media	2.7	—	—	2.4	—	2.4
Market research	0.2	—	—	0.1	—	0.1

Acquisitions	2.9	—	—	2.7	—	2.7

*Operating profit before amortization of intangible assets	94.9	—	—	0.2	—	0.2

Amortization of intangible assets	(120.1)	(1.6)	—	(121.7)	—	(121.7)

Continuing operations:
*Operating (loss)/profit by division
CMP Media	(38.2)	0.1	—	(38.1)	—	(38.1)
CMP Asia	(1.4)	0.5	—	(0.9)	—	(0.9)
CMP Information	(3.1)	0.1	—	(3.0)	—	(3.0)
United Advertising Publications	13.2	—	—	13.2	—	13.2

Professional media	(29.5)	0.7	—	(28.8)	—	(28.8)
News distribution	0.7	2.2	—	2.9	—	2.9
Market research	4.9	—	—	4.9	—	4.9

Continuing operations	(23.9)	2.9	—	(21.0)	—	(21.0)
Acquisitions
CMP Media	(0.2)	—	—	(0.2)	—	(0.2)
CMP Information	(1.2)	—	—	(1.2)	—	(1.2)
United Advertising Publications	0.1	—	—	0.1	—	0.1

Professional media	(1.3)	—	—	(1.3)	—	(1.3)
Market research	—	—	—	—	—	—

Acquisitions	(1.3)	—	—	(1.3)	—	(1.3)

*Operating (loss)/profit	(25.2)	2.9	—	(22.3)	—	(22.3)

Non-operating exceptional items						—
Net interest expense						3.9

Loss on ordinary activities before tax						(18.4)

*Operating (loss)/profit by geographic market
United Kingdom	(6.1)	0.6	—	(5.5)	—	(5.5)
North America	(25.7)	2.8	—	(22.9)	—	(22.9)
Europe and Middle East	9.8	(0.9)	—	8.9	—	8.9
Pacific	(3.2)	0.4	—	(2.8)	—	(2.8)

*Operating (loss)/profit	(25.2)	2.9	—	(22.3)	—	(22.3)

Non-operating exceptional items						—
Net interest expense						3.9

Loss on ordinary activities before tax						(18.4)

* Includes income from other fixed asset investments

UNITED BUSINESS MEDIA PLC

NOTES TO THE FINANCIAL STATEMENTS

1.       Business analysis (continued)

	Year ended December 31, 2004

	Group	Group share of joint ventures	Group share of associates	Subtotal	Exceptional items	Total

	£m	£m	£m	£m	£m	£m
*Operating profit before amortization of intangible assets by division
Continuing operations:
CMP Media	21.8	1.2	—	23.0	—	23.0
CMP Asia	14.5	0.5	—	15.0	—	15.0
CMP Information	33.6	—	—	33.6	—	33.6
United Advertising Publications	13.2	—	—	13.2	—	13.2

Professional media	83.1	1.7	—	84.8	—	84.8
News distribution	20.5	3.5	—	24.0	—	24.0
Market research	20.1	—	—	20.1	—	20.1

Continuing operations	123.7	5.2	—	128.9	—	128.9
Acquisitions
Professional media
CMP Medica	3.4	—	—	3.4	—	3.4

*Operating profit before amortization of intangible assets	127.1	5.2	—	132.3	—	132.3

Amortization of intangible assets	(124.5)	(1.5)	—	(126.0)	—	(126.0)

*Operating (loss)/profit by division
Continuing operations:
CMP Media	(38.7)	0.7	—	(38.0)	—	(38.0)
CMP Asia	10.9	0.5	—	11.4	—	11.4
CMP Information	(3.7)	—	—	(3.7)	—	(3.7)
United Advertising Publications	12.3	—	—	12.3	—	12.3

Professional media	(19.2)	1.2	—	(18.0)	—	(18.0)
News distribution	19.1	2.5	—	21.6	—	21.6
Market research	7.9	—	—	7.9	—	7.9

Continuing operations	7.8	3.7	—	11.5	—	11.5
Acquisitions	—	—	—	—	—	—
CMP Medica	(5.2)	—	—	(5.2)	—	(5.2)

*Operating profit	2.6	3.7	—	6.3	—	6.3

Non-operating exceptional items				7.2	—	7.2
Net interest expense				9.1	—	9.1

Profit on ordinary activities before tax				22.6	—	22.6

*Operating (loss)/profit by geographic market
United Kingdom	(7.4)	—	—	(7.4)	—	(7.4)
North America	(6.6)	3.6	—	(3.0)	—	(3.0)
Europe and Middle East	3.4	(0.4)	—	3.0	—	3.0
Pacific	13.2	0.5	—	13.7	—	13.7

*Operating profit	2.6	3.7	—	6.3	—	6.3

Non-operating exceptional items				7.2	—	7.2
Net interest expense				9.1	—	9.1

Profit on ordinary activities before tax				22.6	—	22.6

* Includes income from other fixed asset investments

UNITED BUSINESS MEDIA PLC

NOTES TO THE FINANCIAL STATEMENTS

1.       Business analysis (continued)

	Year ended December 31

Analysis of discontinued operations	Group 2002	Group share of joint ventures 2002	Group share of Associates 2002	Subtotal 2002	Exceptional items 2002	Total 2002

	£m	£m	£m	£m	£m	£m
Operating loss before amortization of intangible assets by division
Professional media-CMP Information	—	—	—	—	(14.0)	(14.0)

Discontinued operations	—	—	—	—	(14.0)	(14.0)

Amortization of intangible assets	—	—	—	—	—	—

Operating loss by division
Professional media-CMP Information	—	—	—	—	(14.0)	(14.0)

Discontinued operations	—	—	—	—	(14.0)	(14.0)

	Group 2003	Group share of joint ventures 2003	Group share of Associates 2003	Subtotal 2003	Exceptional items 2003	Total 2003

	£m	£m	£m	£m	£m	£m
Operating loss before amortization of intangible assets by division
Professional media	—	—	—	—	—	—

Discontinued operations	—	—	—	—	—	—

Amortization of intangible assets	—	—	—	—	—	—

Operating loss by division
Professional media	—	—	—	—	—	—

Discontinued operations	—	—	—	—	—	—

	Group 2004	Group share of joint ventures 2004	Group share of Associates 2004	Subtotal 2004	Exceptional items 2004	Total 2004

	£m	£m	£m	£m	£m	£m
Operating loss before amortization of intangible assets by division
Professional media	—	—	—	—	—	—

Discontinued operations	—	—	—	—	—	—

Amortization of intangible assets	—	—	—	—	—	—

Operating loss by division
Professional media	—	—	—	—	—	—

Discontinued operations	—	—	—	—	—	—

          During 2002, UBM settled an outstanding legal claim relating to the planned merger with Carlton Communications plc in 2000 and the subsequent sale of the Group’s television business. The exceptional cost of this claim to the Group, net of associated receipts, amounted to £14.0 million.

UNITED BUSINESS MEDIA PLC

NOTES TO THE FINANCIAL STATEMENTS

2.       Reconciliation of operating profit before amortization and exceptionals to loss before tax

	Year ended December 31

	2002	2003	2004

	£m	£m	£m
Operating profit before amortization of intangible assets and exceptional items	64.9	99.4	132.3
Amortization of intangible assets:
- Group	(133.7)	(120.1)	(124.5)
- Joint ventures and associates	(2.2)	(1.6)	(1.5)
Exceptional items charged to operating profit:
- Impairment of goodwill (see note 11)	(114.2)	—	—
- Restructuring costs	(30.0)	—	—

Total operating loss	(215.2)	(22.3)	6.3
Net interest income	10.1	9.4	12.5
Other finance expense	(2.1)	(5.5)	(3.4)
Exceptional items (charged)/credited to (loss)/profit before tax	(14.0)	—	7.2

Loss before tax	(221.2)	(18.4)	22.6

3.       Cost of sales and operating expenses

	Year ended December 31

	2002	2003	2004

	£m	£m	£m
Other operating income	16.2	11.6	9.1
Other external charges	(418.5)	(333.1)	(363.7)
Employment costs	(300.5)	(271.4)	(287.4)
Depreciation of tangible assets	(23.2)	(25.3)	(12.9)
Amortization of intangible assets	(247.9)	(120.1)	(124.5)
Operating lease charges:
-hire of plant, machinery and vehicles	(2.5)	(1.5)	(1.4)
-property	(33.8)	(24.8)	(22.8)
Advertising costs	(9.7)	(10.1)	(7.8)
Auditors’ remuneration:
-Statutory audit	(0.6)	(0.6)	(1.0)
-Audit related regulatory reporting	—	(0.2)	(0.2)
-Further assurance services	—	(0.1)	(0.3)
-Tax advisory services	(0.1)	(0.2)	(0.1)

	(1,020.6)	(775.8)	(813.0)

Cost of sales	(282.2)	(279.9)	(321.1)
Distribution costs	(200.8)	(163.1)	(138.4)
Administrative expenses	(553.8)	(344.4)	(362.6)
Other operating income	16.2	11.6	9.1

	(1,020.6)	(775.8)	(813.0)

UNITED BUSINESS MEDIA PLC

NOTES TO THE FINANCIAL STATEMENTS

3.       Cost of sales and operating expenses (continued)

          The Audit Committee has established policy guidelines on the nature of non-audit work which may be undertaken by the auditors. These guidelines identify a number of categories of work where the auditors will not normally be employed, including financial due diligence assignments on potential acquisitions and financial systems consultancy. The Audit Committee has also put in place procedures for the pre-approval of any fees payable to the auditors for those non-audit services which fall within the policy guidelines.

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

4.       Income from other fixed asset investments

	Year ended December 31

	2002	2003	2004

	£m	£m	£m
Income from unlisted investments	10.4	3.9	6.0

5.       Share of operating profit in joint ventures and associates

	Year ended December 31

	2002	2003	2004

	£m	£m	£m
Joint ventures and associates within continuing operations	3.8	4.5	5.2
Amortization of goodwill	(2.2)	(1.6)	(1.5)

	1.6	2.9	3.7

UNITED BUSINESS MEDIA PLC

NOTES TO THE FINANCIAL STATEMENTS

6.       Exceptional items

	Year ended December 31

	2002	2003	2004

	£m	£m	£m
Charged to operating loss:
Continuing operations
Other restructuring costs (note (a))	(30.0)	—	—
Goodwill impairment (note (b))	(114.2)	—	—

Continuing operations	(144.2)	—	—

Total charged to operating loss	(144.2)	—	—

Loss on sale and closure of businesses:
Payments relating to prior year disposals (note (c))	(14.0)	—	—
Profits relating to prior year disposals (note (d))	—	—	18.9
Amounts written off investments (note (e))	—	—	(11.7)

Total charged to loss on ordinary activities before tax	(158.2)	—	7.2

Exceptional taxation credit (note (f))	—	—	121.0

(a)	Other restructuring costs in 2002 relate to additional provisions for vacant properties.

(b)

In accordance with the requirements of FRS11 “Impairment of fixed assets and goodwill”, the directors have considered the carrying value of the Group’s purchased goodwill, and, in the light of market conditions, made a provision for impairment in 2002. In determining the amount of the impairment, which was calculated on a net realizable value basis, the directors considered a number of factors, including the current and prospective revenues, earnings and cash flows from the businesses.

(c)

During 2002, UBM settled an outstanding claim relating to the planned merger with Carlton Communications plc in 2000 and the subsequent sale of the Group’s television business. The exceptional cost of this claim to the Group, net of associated receipts amounted to £14.0 million.

(d)

In December 2004, United agreed a settlement of £32 million from Granada in respect of outstanding items relating to the 2000 disposals. The additional profit on disposal represents this receipt, after deduction of interest, costs, and the offset of recorded receivables.

(e)	The Group has written down the carrying value of certain fixed asset investments, to reflect their expected realizable value. It is the Group’s intention to exit these investments.

(f)	The Group has resolved a number of outstanding items as a consequence of which there is a net exceptional tax credit of £121.0 million

UNITED BUSINESS MEDIA PLC

NOTES TO THE FINANCIAL STATEMENTS

7.       Net interest income/(expense)

	Year ended December 31

	2002	2003	2004

	£m	£m	£m
Interest receivable	55.6	25.8	26.6
Interest payable:
-on bank loans and overdrafts	(1.9)	(1.0)	(2.3)
-on other loans	(43.6)	(15.4)	(11.8)

Group	10.1	9.4	12.5
Share of joint ventures	—	—	—
Share of associates	—	—	—

	10.1	9.4	12.5

          Interest receivable includes £9.8 million (2003: £8.9 million; 2002: £8.8 million) of interest receivable from Channel 5 Television Group Limited in respect of shareholder loans.

8.       Tax on profit/(loss) on ordinary activities

	Year ended December 31

	2002	2003	2004

	£m	£m	£m
a) Analysis of tax charge for the year:
U.K. corporation tax at 30.0% (2002: 30%; 2001: 30%)	(0.5)	15.9	16.9
Overseas tax	15.3	5.4	12.3
Tax relating to share of profits of joint ventures	1.2	1.4	1.2

Total current tax	16.0	22.7	30.4
Overseas deferred tax	—	—	0.4

	16.0	22.7	30.8

Continuing operations	16.0	22.7	30.8
Discontinued operations	—	—	—
Exceptional items	—	—	(121.0)

	16.0	22.7	(90.2)

Restated tax charge had deferred tax been provided in full	26.2	22.7	30.4

	Year ended December 31

	2002	2003	2004

	£m	£m	£m
b) Factors affecting tax charge for the year:
(Loss) / profit on ordinary activities before tax	(161.2)	(18.4)	22.6

(Loss) / profit on ordinary activities before tax multiplied by standard rate of corporation tax in the U.K. of 30%	(48.4)	(5.5)	6.8
Effect of:
Expenses not deductible for tax purposes (primarily goodwill amortization)	76.9	35.2	43.1
Tax effect of items not recognized in consolidated financial statements	(8.0)	(5.4)	(19.0)
Reversal of timing differences	(1.2)	0.5	2.4
Higher tax rates on overseas earnings	(3.7)	0.4	4.3
Additional profit relating to prior year disposals not taxable	—	—	(5.7)
Other	0.4	(2.5)	(1.5)

Tax on loss on ordinary activities	16.0	22.7	30.4

c) Factors that may affect future tax:

          No deferred tax has been recognized on the retained profits and reserves of overseas subsidiaries or joint ventures or associated undertakings.  There is currently no intention to remit such amounts to the U.K. Deferred tax assets have not been recognized, having given consideration to the likelihood of recovery of the balance.

UNITED BUSINESS MEDIA PLC

NOTES TO THE FINANCIAL STATEMENTS

9.       Dividends

	Year ended December 31

	2002	2003	2004

	£m	£m	£m
Equity dividends
Ordinary shares:
Interim paid of 3.63p (2003: 3.3 pence; 2002: 3.0 pence)	10.1	11.0	12.1
Proposed final of 8.37p (2003: 5.7 pence, 2002: 4.0 pence)	13.5	19.2	28.1
Non-equity dividends - B shares (see note 23)	0.6	0.4	0.4

	24.2	30.6	40.6

          Non-equity dividends relate to the accrual for the LIBOR linked dividend on 5,446,789 (2003: 6,212,819) B shares remaining in issue.

10.     Earnings/(loss) per share

	Year ended December 31

	2002			2003			2004

	Earnings/ (loss)	Weighted average number of shares million	Earnings/ (loss) per share pence	Earnings/ (loss)	Weighted average number of shares million	Earnings/ (loss)per share pence	Earnings/ (loss)	Weighted average number of shares million	Earnings/ (loss) per share pence

	£m			£m			£m
Adjusted earnings per share	55.1	333.8	16.5	80.3	334.2	24.0	109.1	334.4	32.7
Adjustment in respect of B share dividends	(0.6)	—	(0.2)	(0.4)	—	(0.1)	(0.4)	—	(0.1)

	54.5	333.8	16.3	79.9	334.2	23.9	108.7	334.4	32.6
Adjustment in respect of amortization of intangible assets	(135.9)	—	(40.7)	(121.7)	—	(36.4)	(126.0)	—	(37.7)
Adjustment in respect of exceptional items:
- charged to operating profits	(158.2)	—	(47.4)	—	—	—	109.3	—	32.7
- profit on sale and closure of businesses	—	—	—	—	—	—	18.9	—	0.5

Basic profit / (loss) per share	(239.6)	333.8	(71.8)	(41.8)	334.2	(12.5)	110.9	334.4	33.2

Dilution	—	—	—	—	—	—	3.5	52.4	(3.6)

Diluted profit / (loss) per share	(239.6)	333.8	(71.8)	(41.8)	334.2	(12.5)	114.4	386.8	29.6

          Adjusted earnings per share is presented as the directors consider that this is a meaningful measure of the performance of the Group. For diluted earnings per share, the weighted average number of shares in issue is adjusted to assume conversion of all dilutive potential ordinary shares.  The Group has two categories of dilutive potential ordinary shares: those share options granted to employees where the exercise price is less than the average market price of the company’s ordinary shares during the year, and shares attributable to the convertible debt.  No adjustment has been made for the dilutive impact in   2002 or 2003, as this would decrease reported loss per share.  The impact of dilutive securities in 2004 would be to increase the profit by £3.5 million for convertible debt (2003: £3.7 million; 2002: £4.1 million) and to increase weighted average shares by 4.6 million shares for employee share options (2003: 2.6 million; 2002: 0.7 million) and 52.4 million shares for convertible debt (2003: 47.8 million; 2002: 47.8 million).

          The weighted average number of shares excludes ordinary shares held by the ESOP and the QUEST (see note 13).

UNITED BUSINESS MEDIA PLC

NOTES TO THE FINANCIAL STATEMENTS

11.     Intangible fixed assets

	Goodwill	Other intangible assets	Total

	£m	£m	£m
Cost :
At January 1, 2003	1,623.8	17.2	1,641.0
Currency translation	(114.7)	(0.4)	(115.1)
Additions	137.3	—	137.3
Disposals	(2.9)	—	(2.9)
Transfers from joint ventures	1.1	—	1.1

At December 31, 2003	1,644.6	16.8	1,661.4

Currency translation	(50.2)	(0.1)	(50.3)
Additions	190.7	—	190.7
Transfers from joint ventures	0.3	—	0.3

At December 31, 2004	1,785.4	16.7	1,802.1

Amortization:
At January 1, 2003	1,182.3	16.0	1,198.3
Currency translation	(85.2)	(0.4)	(85.6)
Charge for the year	118.9	1.2	120.1
Disposals	(2.6)	—	(2.6)
Transfers from joint ventures	0.4	—	0.4

At December 31, 2003	1,213.8	16.8	1,230.6

Currency translation	(48.7)	(0.1)	(48.8)
Charge for the year	124.5	—	124.5
Transfers from joint ventures	—	—	—

At December 31, 2004	1,289.6	16.7	1,306.3

Net book amount:
At December 31, 2004	495.8	—	495.8

At December 31, 2003	430.8	—	430.8

          Reference should be made to notes 28 and 29 for details of additions and disposals that occurred during 2003 and 2004.

UNITED BUSINESS MEDIA PLC

NOTES TO THE FINANCIAL STATEMENTS

12.     Tangible Fixed Assets

	Land and buildings	Plant machinery and vehicles	Total

	£m	£m	£m
Cost:
At January 1, 2003	70.6	131.6	202.2
Currency translation	(4.5)	(5.1)	(9.6)
On acquisition of subsidiary undertakings and businesses	5.9	3.8	9.7
Additions	—	6.9	6.9
Disposals	(1.0)	(8.6)	(9.6)

At December 31, 2003	71.0	128.6	199.6

Currency translation	(1.0)	(4.0)	(5.0)
On acquisition of subsidiary undertakings and businesses	0.4	1.5	1.9
Additions	1.2	7.3	8.5
Disposals	(1.3)	(11.2)	(12.5)

At December 31, 2004	70.3	122.2	192.5

Depreciation:
At January 1, 2003	30.4	104.5	134.9
Currency translation	(1.6)	(4.2)	(5.8)
Charge for the year	3.2	22.1	25.3
Disposals	(1.0)	(8.3)	(9.3)

At December 31, 2003	31.0	114.1	145.1

Currency translation	(0.9)	(4.1)	(5.0)
Charge for the year	2.7	10.2	12.9
Disposals	(0.6)	(10.0)	(10.6)

At December 31, 2004	32.2	110.2	142.4

Net book amount:
At December 31, 2004	38.1	12.0	50.1

At December 31, 2003	40.0	14.5	54.5

Land and buildings at net book value comprise:

	At December 31

	2003	2004

	£m	£m
Freehold	20.4	20.9
Long leasehold	0.5	0.5
Short leasehold	19.1	16.6

	40.0	38.0

UNITED BUSINESS MEDIA PLC

NOTES TO THE FINANCIAL STATEMENTS

13.     Fixed asset investments

	Unlisted	Goodwill	Total

	£m	£m	£m
(a) Joint ventures
Cost:
At January 1, 2003	3.6	13.3	16.9
Currency translation	0.5	(0.5)	—
Additions	0.3	—	0.3
Transfers	(0.8)	(1.1)	(1.9)
Disposals	(0.1)	—	(0.1)
Dividends	(2.1)	—	(2.1)
Share of profits less losses	3.1	—	3.1

At December 31, 2003	4.5	11.7	16.2

Currency translation	(0.3)	(0.4)	(0.7)
Additions	—	—	—
Transfers	(0.3)	—	(0.3)
Disposals	—	—	—
Dividends	(4.0)	—	(4.0)
Share of profits less losses	4.0	—	4.0

At December 31, 2004	3.9	11.3	15.2

Amortization:
At January 1, 2003	—	4.1	4.1
Currency translation	—	(0.3)	(0.3)
Charge for the year	—	1.6	1.6
Transfers	—	(0.4)	(0.4)

At December 31, 2003	—	5.0	5.0

Currency translation	—	(0.1)	(0.1)
Charge for the year	—	1.5	1.5
Transfers	—	—	—

At December 31, 2004	—	6.4	6.4

Net book amount:
At December 31, 2004	3.9	4.9	8.8

At December 31, 2003	4.5	6.7	11.2

	Unlisted	Goodwill	Total

	£m	£m	£m
(b) Associated undertakings
Cost:
At January 1, 2003	0.2	—	0.2
Currency translation	—	—	—
Additions	1.7	—	1.7

At December 31, 2003	0.2	—	0.2

At 31 December 2004	1.9	—	1.9

Amortization:
At January 1, 2003	—	—	—

At December 31, 2003	—	—	—

At 31 December 2004	—	—	—

Net book amount:
At December 31, 2004	1.9	—	1.9

At December 31, 2003	0.2	—	0.2

          There are no listed joint ventures or associates.

UNITED BUSINESS MEDIA PLC

NOTES TO THE FINANCIAL STATEMENTS

13.     Fixed asset investments (continued)

	Listed Investments	Loans to unlisted	Unlisted Investments	Total unlisted investments	Investment in own shares	Total

	£m	£m	£m	£m	£m	£m
(c) Investments-Other
At January 1, 2003 (as restated)	0.2	210.9	(45.7)	165.2	—	165.2
Currency translation	—	—	(1.2)	(1.2)	—	(1.2)
Additions	—	10.3	0.9	11.2	—	11.2
Return of investment	—	—	(1.5)	(1.5)	—	(1.5)
Disposals	—	(3.2)	(1.8)	(5.0)	—	(5.0)

At December 31, 2003 (as restated)	0.2	218.0	(49.3)	168.9	—	168.9

Currency translation	—	—	0.1	0.1	—	0.1
Additions	—	16.5	—	16.5	—	16.5
Return of investment	—	—	—	—	—	—
Reclassify	1.0	—	(1.0)	—	—	—
Disposals	—	—	(0.4)	(0.4)	—	(0.4)
Repayments	—	(26.6)	—	(26.6)		(26.6)
Amounts written off investments	—	(1.0)	(10.7)	(11.7)		(11.7)

At December 31, 2004	1.2	206.9	(61.3)	146.8	—	146.8

          Additions to loans to unlisted investments include additional shareholder loans to Channel 5 Television Group Limited.

          One of the group’s investments completed an Initial Public Offering (IPO) on 28 October 2004 and has been reclassified from Unlisted to Listed investments.

          The market value of other listed investments at December 31, 2004 was £2.1 million (2003: £1.1 million).

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

          Principal fixed asset investments are as follows:

	Type of business	Country of incorporation/ registration	Class of shares held	Share- holding/ interest%	Accounting year end

Joint ventures:
Canada Newswire Limited	News distribution	Canada	Ordinary	50.00%	31 December
ANP Pers Support	News distribution	Netherlands	Ordinary	50.00%	31 December
EMedia Asia Limited	Exhibitions and publications	Barbados	Ordinary	39.90%	31 December
Associates: Axilog S.A.	Publications	France	Ordinary	25.10%	31 December
Other fixed asset investments:
Channel 5 Television Group Limited	Broadcasting	Great Britain	Ordinary	35.37%	31 December
Paperloop.com, Inc	Internet business	U.S.A	Ordinary	37.20%	31 December
The Press Association	News distribution	Great Britain	Ordinary	17.01%	31 December
SDN Limited	Multiplex Operator	Great Britain	Ordinary	33.30%	31 December
Satellite Information Services (Holdings) Ltd	News distribution	Great Britain	Ordinary	20.00%	31 March
Independent Televisions News Limited	Broadcasting	Great Britain	Ordinary	20.00%	31 December

UNITED BUSINESS MEDIA PLC

NOTES TO THE FINANCIAL STATEMENTS

13.     Fixed asset investments (continued)

Significant investments

          The unaudited financial statements of Channel 5 Television Group Limited for the year ended December 31, 2004 show aggregate capital and reserves of £(512.3) million (2003: £(509.1) million) and a loss for the financial year of £(5.2) million (2003: £(13.9) million).

Investment in own shares

          The Group also holds investments in own shares through the ESOP and QUEST. The Group has adopted UITF 38 ‘Accounting for ESOP trusts’ in these financial statements. This Abstract requires that any investment in own shares through an ESOP trust is deducted from shareholders’ funds. As required by the Abstract, the comparative information at December 31, 2003 and December 31, 2002 has been restated, with other investments being reduced by £4.1 million for 2002 and 2003, other reserves being reduced by £7.8 million for 2002 and 2003 and the profit and loss reserve being increased by £3.7 million in 2002 and 2003 to reverse provisions made against these shares in prior years. Details of the ESOP and Quest schemes are included in note 24.

14.     Stocks

	At December 31

	2003 Gross	2003 Provision	2003 Net	2004 Gross	2004 Provision	2004 Net

	£m	£m	£m	£m	£m	£m
Raw materials and consumables-paper stocks	1.2	(0.1)	1.1	2.7	(0.1)	2.6
Work in progress - short term market research contracts	18.0	(0.4)	17.6	14.5	(0.4)	14.1
- other	0.3	(0.3)	—	4.2	—	4.2
Finished goods and goods for resale	2.0	(0.3)	1.7	2.1	(0.2)	1.9

	21.5	(1.1)	20.4	23.5	(0.7)	22.8

UNITED BUSINESS MEDIA PLC

NOTES TO THE FINANCIAL STATEMENTS

15.      Debtors

	At December 31

	2003	2004

	£m	£m
Amounts falling due within one year:
Trade debtors	125.8	138.2
Bad debt provision (see below)	(10.8)	(10.2)
Other debtors	11.4	38.4
Prepayments and accrued income	29.8	30.0
Pension prepayments defined contribution schemes	2.3	1.6

	158.5	198.0

          Provision for bad debt is summarized as follows:

	2002	2003	2004

	£m	£m	£m
At January 1	(23.8)	(15.9)	(10.8)
Provided in the year	(5.9)	(2.6)	(1.2)
Utilized in the year	13.8	7.7	1.8

At December 31	(15.9)	(10.8)	(10.2)

16.      Current asset investments

	At December 31

	2003	2004

	£m	£m
Overseas
Listed investments – Short-term liquid funds	425.2	234.2

	425.2	234.2

17.      Creditors: amounts falling due within one year

	At December 31

	2003	2004

	£m	£m
Unsecured bank overdrafts	(2.7)	(2.8)
Bank and other loans (see note 18)	(238.9)	(140.0)
2.375% senior convertible bonds (see note 20)	(221.1)	—
Trade creditors	(47.3)	(59.7)
Other creditors	(41.1)	(26.6)
Deferred consideration	(5.4)	(4.8)
Corporation tax	(308.5)	(208.0)
Other taxes and social security	(13.4)	(13.1)
Accruals and deferred income	(178.7)	(184.6)
Proposed dividends	(19.5)	(28.5)

	(1,076.6)	(668.1)

U.S. dollar private placement

          Bank and other loans for 2004 are £140 million of borrowing under the Group’s £500 million syndicated bank facility (2003: £21.1 million) see below

Bank and other loans for 2003 included U.S. dollar fixed rate private placements of £69.8 million, which were repaid in September 2004, and US dollar fixed rate senior unsecured notes of £133.4 million (stated net of repurchases of £6.0 million and issue costs), which were repaid in July 2004. The notes repurchased were held by a wholly owned subsidiary and were not cancelled.

UNITED BUSINESS MEDIA PLC

NOTES TO THE FINANCIAL STATEMENTS

Borrowing facilities

          The Group has a five year stand-by £500 million syndicated bank credit facility which has a maturity of August 2006. All conditions precedent to the committed borrowing facilities were met at  December 31, 2004.

18.      Bank and other loans due after more than one year

	At December 31

	2003	2004

	£m	£m
Other loans	(101.9)	(96.1)

          Bank and other loans include US dollar fixed rate senior unsecured notes of £96.1 million (2003: £101.9 million) (stated net of repurchases of £34.2 million (2003: £36.3 million) and issue costs). The notes repurchased are held by a wholly owned subsidiary and have not been cancelled.

19.      Other creditors due after more than one year

	At December 31

	2003	2004

	£m	£m
Other creditors	(5.4)	(4.6)

20.      Convertible debt

	At December 31

	2003	2004

	£m	£m
2.375% senior convertible bonds (see below)	—	(208.7)

          United Business Media (Jersey) Limited, a wholly owned subsidiary of the Company has in issue a five year $400 million 2.375% fixed convertible bond with a coupon payable semi-annually. The bonds are convertible into Preference Shares of United Business Media (Jersey) Ltd at any time up to the seventh calendar day before the date fixed for redemption, December 19, 2006. The Preference Shares will, in turn, be exchangeable immediately for a total of 47.8 million Ordinary Shares in the Company.

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

          Convertible bondholders had a one time option to put the bond back to United Business Media (Jersey) Limited for par on December 19, 2004.

          No options in relation to puts or calls have been exercised and subsequently all bonds remain outstanding.

          In line with accounting convention, the convertible debt was classified in creditors falling due within one year (£221.1 million) at December 31, 2003 on the grounds that the earliest possible date for redemption is December 19, 2004. As this date has now passed, the convertible debt has been reclassified to creditors falling due after more than one year (£208.7 million) at  December 31, 2004.

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

a)    Financial liabilities

          The interest rate risk profile of the Group’s financial liabilities was:

	At December 31

	Total 2003	Floating rate financial liabilities 2003	Fixed rate financial liabilities 2003	Financial liabilities on which no interest is paid 2003	Fixed rate liabilities Weighted average interest rate 2003	Fixed rate liabilities Weighted average period for which rate is fixed 2003

	£m	£m	£m	£m	%	Years
Currency
Sterling	46.4	7.3	7.6	31.5	5.0	3.0
U.S. Dollar	563.9	82.2	444.7	37.0	5.1	2.9
Euro	22.8	22.8	—	—	—	—

Total	633.1	112.3	452.3	68.5

UNITED BUSINESS MEDIA PLC

NOTES TO THE FINANCIAL STATEMENTS

21.      Financial instruments (continued)

	At December 31

	Total 2004	Floating rate financial liabilities 2004	Fixed rate financial liabilities 2004	Financial liabilities on which no interest is paid 2004	Fixed rate liabilities Weighted average interest rate 2004	Fixed rate liabilities Weighted average period for which rate is fixed 2004

	£m	£m	£m	£m	%	Years
Currency
Sterling	26.7	—	—	26.7	—	—
U.S. Dollar	332.2	23.6	281.1	27.5	3.8	2.6
Euro	142.9	142.8	0.1	—	5.7	3.5

Total	501.8	166.4	281.2	54.2

Maturity of financial liabilities

          The maturity profile of the carrying amount of the Group’s financial liabilities was:

	At December 31

	Debt 2003	Other financial liabilities 2003	Total 2003

	£m	£m	£m
Maturity
Within 1 year, or on demand	462.7	22.3	485.0
Between 1 and 2 years	—	11.8	11.8
Between 2 and 5 years	—	20.7	20.7
Over 5 years	101.9	13.7	115.6

Total	564.6	68.5	633.1

Finance charges allocated to future periods
Unamortized issue costs	4.1	—	4.1

	At December 31

	Debt 2004	Other financial liabilities 2004	Total 2004

	£m	£m	£m
Maturity
Within 1 year, or on demand	142.8	14.3	157.1
Between 1 and 2 years	208.7	7.4	216.1
Between 2 and 5 years	96.1	13.8	109.9
Over 5 years	—	18.8	18.8

Total	447.6	54.3	501.9

Finance charges allocated to future periods
Unamortized issue costs	2.7	—	2.7

          Non-equity B shares of £0.5 million (2003: £0.5 million) have been excluded from the above tables, as they have no fixed maturity date.

          At December 31, 2004, the effect of the Group’s dollar interest rate swaps is to classify as floating rate in the above table £23.6 million of the outstanding £96.1 million 2009 US dollar fixed rate unsecured notes. This debt has been swapped into six month US dollar LIBOR plus 2.7% to the maturity date of the debt.

          Other floating rate financial liabilities comprise of borrowings which bear interest at rates based on the LIBOR plus a margin for each relevant currency for periods between one and six months.

UNITED BUSINESS MEDIA PLC

NOTES TO THE FINANCIAL STATEMENTS

21.      Financial instruments (continued)

          Other financial liabilities include £4.6 million of other creditors falling due after more than one year (2003: £5.4 million) and £48.6 million of  provisions (2003: £63.1 million) with an average maturity of 4.4 years.

 (b)  Financial assets

Interest rate risk profile of financial assets

          The interest rate risk profile of the Group’s financial assets at December 31, was:

	At December 31

	Total 2003	Cash at bank and deposits 2003	Other financial assets 2003	Floating rate 2003	Fixed rate 2003	Non interest bearing Total 2003

	£m	£m	£m	£m	£m	£m
Currency
Sterling	344.0	82.4	261.6	20.2	170.0	153.7
U.S. Dollar	431.0	98.9	332.1	346.7	68.1	16.2
Euro	2.8	2.8	—	2.1	—	0.7
Other currencies	2.2	1.8	0.4	1.1	—	1.2

Total	780.0	185.9	594.1	370.1	238.1	171.8

	At December 31

	Total 2004	Cash at bank and deposits 2004	Other financial assets 2004	Floating rate 2004	Fixed rate 2004	Non interest bearing Total 2004

	£m	£m	£m	£m	£m	£m
Currency
Sterling	304.3	50.2	254.1	89.1	70.0	145.2
U.S. Dollar	196.4	69.0	127.4	156.5	29.9	10.0
Euro	18.1	17.7	0.4	16.6	—	1.5
Other currencies	7.8	7.7	0.1	6.6	—	1.2

Total	526.6	144.6	382.0	268.8	99.9	157.9

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

          At December 31, 2004, the Group has outstanding $160 million (2003: $205 million) of credit linked notes from a number of counterparties, these notes having similar maturities to the US dollar loan notes. The notes pay interest at an average rate of  LIBOR plus 266 basis points per annum.

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

UNITED BUSINESS MEDIA PLC

NOTES TO THE FINANCIAL STATEMENTS

21.      Financial instruments (continued)

-	a bankruptcy of the Company;
-	if the Group is required by any of its lenders to accelerate repayment of borrowings;
-	if the Group fails to make payment under any of its borrowings;
-	if the Group restructures any of its borrowings in order to avoid default;
-	if any of the Company’s are repudiated, disaffirmed or rejected or subject to any moratorium.

          If a credit event should take place, the credit linked note may not necessarily be redeemed for cash.  The Company may receive its own bonds or debt obligations with a par value equivalent to the amount of the credit linked notes from the counterparties in settlement of redemption of the note.

          Fixed rate financial assets have the following weighted average interest rates and periods for which that rate is fixed:

	Year ended December 31

	Fixed rate financial assets		Fixed rate financial assets

	Weighted average interest rate		Weighted average period for which rate is fixed

	2004	2003	2004	2003

	%	%	Years	Years
Currency
Sterling	4.0	4.0	0.1	0.6
U.S. dollar	6.8	7.4	0.1	3.1

          The effect of the Group’s swaps was to classify £70 million of floating rate cash in the above tables as fixed rate, however, these swaps matured in January 2005.

          Non-interest bearing financial assets comprise mainly other fixed asset investments for which there is no maturity.

UNITED BUSINESS MEDIA PLC

NOTES TO THE FINANCIAL STATEMENTS

21.      Financial instruments (continued)

 (c) Fair values of financial assets and financial liabilities

          The following tables provide a comparison by category of the carrying amounts and the fair values of the Group’s financial assets and financial liabilities at December 31, 2004 and December 31, 2003.  The fair value of U.S. dollar private placements (included in long-term borrowings) was calculated by discounting expected future cash flows at risk adjusted interest rates.  Market values obtained from third parties have been used to determine the fair value of interest rate swaps, forward foreign exchange contracts, the convertible bonds and the U.S. dollar senior unsecured loan notes and other financial assets (excluding unlisted fixed asset investments and long-term debtors). The fair value of cash at bank and deposits approximates to their book value due to their short maturity.  Market values have been used as the fair value for listed investments.  For all other financial assets and liabilities the carrying amount has been used.

	At December 31

	Book value 2003	Fair value 2003

	£m	£m
Primary financial instruments held or issued to finance the Group’s operations:
Financial liabilities:
Short-term borrowings (up to two years)	(462.7)	(519.1)
Long-term borrowings (over two years)	(101.9)	(119.0)
Other financial liabilities	(68.5)	(68.5)
Financial assets:
Cash at bank and deposits	185.9	185.9
Other financial assets	594.1	601.5

Derivative financial instruments held to manage the interest rate profile:
Interest rate swaps
- assets	—	7.9
- liabilities	—	(0.5)

	At December 31

	Book value 2004	Fair value 2004

	£m	£m
Primary financial instruments held or issued to finance the Group’s operations:
Financial liabilities:
Short-term borrowings (up to two years)	(351.5)	(390.4)
Long-term borrowings (over two years)	(96.1)	(109.2)
Other financial liabilities	(54.3)	(54.3)
Financial assets:
Cash at bank and deposits	144.6	144.6
Other financial assets	382.0	385.8

Derivative financial instruments held to manage the interest rate profile:
Interest rate swaps
- assets	—	1.9
- liabilities	—	(3.3)

Derivative financial instruments held or issued to hedge the currency exposure on expected future sales:
Forward foreign exchange currency contracts
- assets	—	0.1
- liabilities	—	—

UNITED BUSINESS MEDIA PLC

NOTES TO THE FINANCIAL STATEMENTS

21.      Financial instruments (continued)

 (d) Hedges

          The Group’s policy is to hedge interest rate risk using fixed rate borrowings and financial instruments such as interest rate swaps.  Net foreign transaction risks are hedged as they arise, generally using forward foreign exchange contracts, whilst foreign currency borrowings are used to provide an economic hedge against investments in overseas territories. The Group’s policy for accounting for hedges can be found in “Group Accounting Policies”.

          The tables below show the extent to which the Group has unrecognized gains and losses in respect of financial instruments used as hedges at the beginning and end of the year. All the gains and losses on the hedging instruments are expected to be matched by losses and gains on the hedged transactions or positions.

	Unrecognized gains 2002	Unrecognized losses 2002	Total net gains/ (losses) 2002

	£m	£m	£m
Unrecognized gains and losses on hedges at January 1, 2002	13.0	(8.9)	4.1
Arising in previous years included in 2002 income	11.8	(8.9)	2.9

Gains and losses not included in 2002 income
Arising before January 1, 2002	1.2	—	1.2
Arising in 2002	9.4	—	9.4

Gains and losses on hedges at December 31, 2002	10.6	—	10.6

of which
Gains and losses expected to be included in 2003 income	10.6	—	10.6

Gains and losses expected to be included in 2004 income or later	—	—	—

	Unrecognized gains 2003	Unrecognized losses 2003	Total net gains/ (losses) 2003

	£m	£m	£m
Unrecognized gains and losses on hedges at January 1, 2003	10.6	—	10.6
Arising in previous years included in 2003 income	10.0	—	10.0

Gains and losses not included in 2003 income
Arising before January 1, 2003	0.6	—	0.6
Arising in 2003	7.3	(0.5)	6.8

Gains and losses on hedges at December 31, 2003	7.9	(0.5)	7.4

of which
Gains and losses expected to be included in 2004 income	3.0	(0.5)	2.5

Gains and losses expected to be included in 2005 income or later	4.9	—	4.9

	Unrecognized gains 2004	Unrecognized losses 2004	Total net gains 2004

	£m	£m	£m
Unrecognized gains and losses on hedges at January 1, 2004	7.9	(0.5)	7.4
Arising in previous years included in 2004 income	6.9	(0.5)	6.4

Gains and losses not included in 2004 income
Arising before January 1, 2004	1.0	—	1.0
Arising in 2004	1.0	(3.3)	(2.3)

Gains and losses on hedges at December 31, 2004	2.0	(3.3)	(1.3)

of which
Gains and losses expected to be included in 2005 income	1.4	(1.8)	(0.4)

Gains and losses expected to be included in 2006 income or later	0.6	(1.5)	(0.9)

UNITED BUSINESS MEDIA PLC

NOTES TO THE FINANCIAL STATEMENTS

21.      Financial instruments (continued)

Currency exposures

          The Group policy is to hedge, where possible, in all material respects exposures on monetary assets and liabilities. The table below shows the extent to which Group companies have monetary assets and liabilities in currencies other than their functional currency.

	At December 31

	Net foreign currency monetary assets/(liabilities)

	2003 Sterling	2003 U.S. dollar	2003 Euro	2003 Other	2003 Total

	£m	£m	£m	£m	£m
Functional currency of Group operation:
Sterling	—	68.3	(18.6)	(1.3)	48.4
U.S. dollar	0.2	—	(0.1)	(0.7)	(0.6)
Euro	(0.2)	0.1	0.4	—	0.3
Other currencies	—	—	—	—	—

Total	—	68.4	(18.3)	(2.0)	48.1

	At December 31

	Net foreign currency monetary assets/(liabilities)

	2004 Sterling	2004 U.S. dollar	2004 Euro	2004 Other	2004 Total

	£m	£m	£m	£m	£m
Functional currency of Group operation:
Sterling	—	49.5	(143.2)	1.4	(92.3)
U.S. dollar	—	—	0.3	2.7	3.0
Euro	0.1	2.0	—	3.6	5.7
Other currencies	—	—	—	—	—

Total	0.1	51.5	(142.9)	7.7	(83.6)

22.      Other provisions for liabilities and charges

	Property	Former financial services	Deferred tax	Total

	£m	£m	£m	£m
At January 1, 2003	55.3	3.2	—	58.5
On acquisitions of subsidiary undertakings and businesses	4.3	—	—	4.3
Transfer of property accruals	23.4	—	—	23.4
Utilized in the year	(22.5)	(0.6)	—	(23.1)

At December 31, 2003	60.5	2.6	—	63.1

On acquisitions of subsidiary undertakings and businesses	—	—	1.0	1.0
Transfer of property accruals	1.4	(1.4)	—	—
Utilized in the year	(14.2)	(0.3)	0.4	(14.1)

At December 31, 2004	47.7	0.9	1.4	50.0

UNITED BUSINESS MEDIA PLC

NOTES TO THE FINANCIAL STATEMENTS

22.      Other provisions for liabilities and charges  (continued)

Liabilities on property

          The Group has lease obligations in respect of the continuing costs of vacant property, the quantification of which depends upon the ability to exit the leases early or sublet the properties, and for dilapidations on certain leasehold properties which are dependent principally on actual reinstatement costs on expiry of the leases. The provision in respect of these obligations at December 31, 2004 has been determined following external professional advice and will be utilized over the period of the leases in question, which range from 1 to 13 years.

Liabilities arising from former financial services activities

          A subsidiary of the Group was formerly engaged in the selling of personal pensions prior to 1996. As a result of the industry-wide review into pension mis-selling by the Personal Investment Authority, the Group is exposed to actual and potential future claims by investors in respect of policies found to have been mis-sold. Although work continues to progress with respect to the identification and review of all pension policies sold, the number and amount of such claims can not be fully determined until all potential compensation costs have been agreed.  The amount of the provision at December 31, 2004 has been determined on the basis of independent financial advice.

Deferred tax

          The amount of provided and unprovided deferred tax (asset) is as follows:

	At December 31

	2003 Provided	2003 Unprovided	2004 Provided	2004 Unprovided

	£m	£m	£m	£m
Accelerated capital allowances	—	(4.4)	—	(3.5)
Other timing differences	—	(79.7)	1.4	(78.2)

	—	(84.1)	1.4	(81.7)

          These deferred tax assets have not been recognized, having given consideration to the likelihood of recovery of the balance.

          The above tables do not include any tax on the distribution of retained profits and reserves by overseas subsidiaries, joint ventures or associated undertakings as there is currently no intention to remit such amounts to the U.K.  Additionally, deferred tax has not been included in respect of the FRS 17 pensions deficit (see note 31).

UNITED BUSINESS MEDIA PLC

NOTES TO THE FINANCIAL STATEMENTS

23.      Called up share capital

	At December 31

	2002	2003	2004

	£m	£m	£m
Authorized
486,851,630 (2003:486,851,630; 2002: 486,851,630) Ordinary shares of 25 pence each	121.7	121.7	121.7
375,417,690 (2003:375,417,690; 2002: 375,417,690) B shares of 8 and 23/44p each	32.0	32.0	32.0

	153.7	153.7	153.7

Allotted and fully paid	Ordinary Shares Number	B Shares Number	Deferred shares Number

In issue at January 1, 2002	335,005,854	10,480,642	132,484,195
Allotted in respect of share option schemes and other entitlements	607,381	—	—
B shares purchased by the company	—	(2,934,255)	—
Cancellation of deferred shares	—	—	(132,484,195)
Convertible bonds exercised	2,118	—	—

In issue at December 31, 2002	335,615,353	7,546,387	—
Allotted in respect of share option schemes	310,800	—	—
B shares purchased by the company	—	(1,333,568)	—
Cancellation of deferred shares	—	—	—
Ordinary shares repurchased and cancelled	(100,000)	—	—

In issue at December 31, 2003	335,826,153	6,212,819	—
Allotted in respect of share option schemes	359,175	—	—
B shares purchased by the company	—	(766,030)	—
Ordinary shares repurchased and cancelled	—	—	—

In issue at December 31, 2004	336,185,328	5,446,789	—

Allotted and fully paid	Ordinary Shares	B Shares	Deferred shares	Total

	£m	£m	£m	£m
In issue at January 1, 2002	83.7	0.9	11.3	95.9
Allotted in respect of share option schemes	0.2	—	—	0.2
B shares purchased by the company	—	(0.3)	—	(0.3)
Cancellation of deferred shares	—	—	(11.3)	(11.3)

In issue at December 31, 2002	83.9	0.6	—	84.5
Allotted in respect of share option schemes	0.1	—	—	0.1
B shares purchased by the company	—	(0.1)	—	(0.1)

In issue at December 31, 2003	84.0	0.5	—	84.5
Allotted in respect of share option schemes	0.1	—	—	0.1
B shares purchased by the company	—	(0.1)	—	(0.1)

In issue at December 31, 2004	84.1	0.4	—	84.5

UNITED BUSINESS MEDIA PLC

NOTES TO THE FINANCIAL STATEMENTS

23.      Called up share capital (continued)

          The return of capital to shareholders undertaken in 2001, took the form of a subdivision and consolidation of the existing United ordinary shares.  On April 23, 2001, each of the existing 507,901,885 ordinary shares of 25 pence then in issue were sub-divided into one share of 8 23/44 pence (B Shares) and one share of 16 21/44 pence and immediately following such sub-division every issued share of 16 21/44 pence was sub-divided into 29 shares of 25/44 pence.  Every 44 shares of 25/44 pence each resulting from such sub-division were then consolidated into one ordinary share of 25 pence.  The subdivision created a class of B shares with a total value of approximately £1.25 billion.  U.K. shareholders had the option to sell these shares for 245 pence per share, to receive a single dividend of 245 pence per share, or to retain the B shares and receive a continuing dividend linked to LIBOR.  During the year ended December 31, 2004, 766,030 B shares were purchased by the company for consideration of £1.8 million. Cumulatively to December 31, 2004, 369,970,901 B shares have been purchased by the company for consideration of £906.4 million. At December 31, 2004, 5,446,789 B shares remain in issue.

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

UNITED BUSINESS MEDIA PLC

NOTES TO THE FINANCIAL STATEMENTS

24.      Share premium account and reserves

	Share premium account	Merger reserve	Capital redemption reserve	Restated Other reserves	Restated Profit and loss account	Total

	£m	£m	£m	£m	£m	£m
At January 1, 2002	305.8	31.3	31.2	125.0	(26.2)	467.1
Adjustment for investment in own shares	—	—	—	(11.0)	3.7	(7.3)
Restated At January 1, 2002	305.8	31.3	31.2	114.0	(22.5)	459.8
Retained loss for the year	—	—	—	—	(263.2)	(263.2)
Actuarial loss on pension scheme	—	—	—	—	(50.6)	(50.6)
Premium on shares issued, net of costs	2.7	—	—	—	—	2.7
Purchase of own shares - ESOP	—	—	—	(1.8)	—	(1.8)
Disposal of own shares - ESOP	—	—	—	5.0	—	5.0
B shares purchased by the Company*	—	—	0.3	—	(7.4)	(7.1)
Cancellation of deferred shares	—	—	11.3	—	—	11.3
Currency translation	—	—	—	—	(33.4)	(33.4)

At December 31, 2002	308.5	31.3	42.8	117.2	(377.1)	122.7
Retained loss for the year	—	—	—	—	(72.0)	(72.0)
Actuarial gain on pension scheme	—	—	—	—	11.6	11.6
Premium on shares issued, net of costs	0.9	—	—	—	—	0.9
Ordinary shares repurchased and cancelled	—	—	—	—	(0.3)	(0.3)
B shares purchased by the Company*	—	—	0.1	—	(3.3)	(3.2)
Currency translation	—	—	—	—	(20.5)	(20.5)

At December 31, 2003	309.4	31.3	42.9	117.2	(461.6)	39.2
Retained profit for the year	—	—	—	—	70.7	70.7
Actuarial loss on pension scheme	—	—	—	—	(14.9)	(14.9)
Premium on shares issued, net of costs	1.4	—	—	—	—	1.4
Purchase of own shares - ESOP	—	—	—	(4.1)	—	(4.1)
B shares purchased by the Company*	—	—	—	—	(1.8)	(1.8)
Currency translation	—	—	—	—	3.1	3.1

At December 31, 2004	310.8	31.3	42.9	113.1	(404.5)	93.6

*Return of capital to shareholders in respect of B shares purchased by the Company includes costs of £nil (2003: £nil).

          The total Group reserves at December 31, 2004 include £9.4 million (2003: £5.7 million; 2002: £4.2 million) in respect of joint ventures and £(28.9) million (2003: £(28.9) million, 2002: £(28.9) million) in respect of associated undertakings, of which £(8.0) million (2003: £(12.0) million 2002: £(13.6) million) has been dealt with in the profit and loss account and £(11.5) million (2003: £(11.2) million, 2002: £(11.1) million) of exchange has been dealt with in reserves, in line with SSAP 20.

          Investment in own shares of £11.9 million (2003: £7.8 million) are held, at cost, reducing Other reserves.

          The profit and loss account reserves excluding the pension liability (see note 31) totaled £(309.1) million at December 31, 2004 (£(381.4) million at December 31, 2003).

          The Company received £1.4 million (2003: £1.0 million) on the issue of shares in respect of the exercise of options awarded under various share option plans, of which £1.4 million (2003: £1.0 million) is payable by employees to the Group for the issue of these shares.

          The net amount of foreign currency losses on foreign exchange borrowings less deposits offset in the reserves of the Group was a gain of  £2.8 million (2003: gain of £13.0 million, 2002: gain of £24.0 million).

          The market value of own shares held in the ESOP and QUEST at December 31, 2004 was £10.9 million (2003: £6.7 million) and the nominal value was £0.6 million (2003: £0.3 million).

UNITED BUSINESS MEDIA PLC

NOTES TO THE FINANCIAL STATEMENTS

24.      Share premium account and reserves (continued)

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

          The dividend on the shares held by the QUEST have been waived.

	At December 31

	2003		2004

	Options over United shares	Number of United shares	Options over United shares	Number of United shares

The holdings of the United ESOP and the QUEST were as follows:
United ESOP
- Ordinary shares	623,593	953,322	728,643	2,066,589
- B shares	397,094	329,484	140,960	279,484
QUEST
- Ordinary	—	240,722	—	205,060

UNITED BUSINESS MEDIA PLC

NOTES TO THE FINANCIAL STATEMENTS

24.      Share premium account and reserves (continued)

          The market value of UBM shares at December 31, 2004 was 480p (2003: 491.5p, 2002: 290.0p) per share.

          The Group has taken advantage of the exemption in UITF 17 (revised) and has not applied the abstract to its SAYE and equivalent overseas schemes.

          As at December 31, the maximum aggregate liabilities of the United ESOP and the QUEST were as follows:

	Number of shares over which options were outstanding at December 31

	2003	2004

	£m	£m
SEEPP-bonus options
- Ordinary shares	255,762	318,436
- B shares	125,841	34,663
SEEPP-matching options
- Ordinary shares	357,588	410,207
- B shares	255,710	106,297
Harlow Butler Share Bonus Plan	6,743	6,743
Senior Executive Allocations	12,000	6,000
United SAYE Scheme	2,398,812	2,258,498

25.       Commitments and contingent liabilities

          At December 31, 2004 the Group is committed to make payments during the following year under non-cancellable operating leases as follows:

	Year ended December 31

	Land and Buildings		Other

	2003	2004	2003	2004

	£m	£m	£m	£m
Operating leases which expire:
Within one year	1.4	1.6	0.5	0.3
Two to five years	9.8	12.6	0.2	0.6
After five years	21.2	20.1	—	—

	32.4	34.3	0.7	0.9

          Capital expenditure contracted for but not provided in the financial statements amounts to £1.2 million (2003: £0.2 million).

UNITED BUSINESS MEDIA PLC

NOTES TO THE FINANCIAL STATEMENTS

26.  Reconciliation of operating loss to cash inflow from operating activities

	Year ended December 31

	2002	2003	2004

	£m	£m	£m
Operating loss	(215.2)	(22.3)	6.3
Depreciation charges	23.2	25.3	12.9
Amortization of intangible assets	247.9	120.1	124.5
Share of results of joint ventures	(1.6)	(2.9)	(2.5)
Income from other fixed asset investments	(10.4)	(3.9)	(6.0)
Profit on sale of fixed asset investments	—	(4.3)	—
Loss on sale of tangible fixed assets	0.4	0.3	—
Payments against provisions	(14.9)	(23.1)	(16.1)
(Increase)/decrease in stocks	(0.7)	(1.4)	2.8
Decrease/(increase) in debtors	44.3	12.3	(2.8)
Decrease in creditors	(29.4)	(11.9)	(3.3)
Payments against exceptionals and other restructuring costs	(20.2)	—	—
Other non-cash items including movements on provisions	32.1	(3.6)	(8.7)

Net cash inflow from operating activities	55.5	84.6	107.1

          The effect of exceptional items on cash inflow from operating activities was an outflow of £nil million (2003: £nil million).

27.       Analysis of movement in net cash

	At January 1, 2002	Cash flow	Other non-cash movements	Exchange movements	At December 31, 2002

	£m	£m	£m	£m	£m
Cash at bank and in hand	353.0				96.7
Overdrafts	(0.2)				(0.2)

	352.8				96.5
Less deposits treated as liquid resources	(343.0)				(75.4)

	9.8	13.0	—	(1.7)	21.1
Debt due after one year	(859.3)	211.8	(6.2)	70.2	(583.5)
Debt due within one year	(39.4)	23.6	—	—	(15.8)

	(888.9)	248.4	(6.2)	68.5	(578.2)
Deposits included in cash	343.0	(264.4)	—	(3.2)	75.4
Current asset investments	595.2	42.4	—	(41.3)	596.3

Total	49.3	26.4	(6.2)	24.0	93.5

	At January 1, 2003	Cash flow	Other non-cash movements	Exchange movements	At December 31, 2003

	£m	£m	£m	£m	£m
Cash at bank and in hand	96.7				185.9
Overdrafts	(0.2)				(2.7)

	96.5				183.2
Less deposits treated as liquid resources	(75.4)				(169.5)

	21.1	(6.5)	—	(0.9)	13.7
Debt due after one year	(583.5)	470.8	(0.7)	11.5	(101.9)
Debt due within one year	(15.8)	(490.7)	(1.3)	47.8	(460.0)

	(578.2)	(26.4)	(2.0)	58.4	(548.2)
Deposits included in cash	75.4	103.3	—	(9.2)	169.5
Current asset investments	596.3	(134.9)	—	(36.2)	425.2

Total	93.5	(58.0)	(2.0)	13.0	46.5

UNITED BUSINESS MEDIA PLC

NOTES TO THE FINANCIAL STATEMENTS

27.      Analysis of movement in net cash (continued)

	At January 1, 2003	Cash flow	Other non-cash movements	Exchange movements	At December 31, 2003

	£m	£m	£m	£m	£m
Cash at bank and in hand	185.9				144.6
Overdrafts	(2.7)				(2.8)

	183.2				141.8
Less deposits treated as liquid resources	(169.5)				—

	13.7	130.1	—	(2.0)	141.8
Debt due after one year	(101.9)	(212.7)	(1.1)	10.9	(304.8)
Debt due within one year	(460.0)	311.7	—	8.3	(140.0)

	(548.2)	229.1	(1.1)	17.2	(303.0)
Deposits included in cash	169.5	(169.5)	—	—	—
Current asset investments	425.2	(176.6)	—	(14.4)	234.2

Total	46.5	(117.0)	(1.1)	2.8	(68.8)

          Cash deposits with third parties held in respect of letters of credit included in cash above amounted to £5.6 million.

28.      Disposal of subsidiary undertakings and businesses

          There were no material disposals in 2002 and 2004. In February 2003, the Group disposed of Sporting Index for a cash consideration of £9.1 million.

29.      Purchase of subsidiary undertakings and businesses

2004 Total

£m
Gross cost of acquisitions in the year	204.3
Cash at acquisition	(9.7)

Cost of acquisitions	194.6
Adjustments to goodwill in respect of prior year acquisitions	(4.4)

Cash paid in the year net of cash acquired (including £nil million relating to joint ventures)	190.2

Gross cost of acquisitions represents:
Goodwill	190.7
Fixed assets	1.6
Net current assets	13.5
Provisions for liabilities and charges	(0.9)
Pension liability	(0.6)

204.3

          On  July 30, 2004, certain businesses owned by MediMedia were acquired for €299.9 million in cash including €2.8 million of costs. These comprised MediMedia’s drug information businesses in Continental Europe and Asia, and all of its trade press, patient education and pharma-marketing solutions businesses in Germany, Benelux and in Asia-Pacific.

          This purchase has been accounted for as an acquisition and goodwill is being amortised over ten years.

UNITED BUSINESS MEDIA PLC

NOTES TO THE FINANCIAL STATEMENTS

29.      Purchase of subsidiary undertakings and businesses (continued)

          Adjustments to goodwill in respect of prior year acquisitions include an adjustment for deferred consideration for the 2001 acquisition of Allison-Fisher International, Inc.  Under the earn out arrangement, if certain profit targets over the period from acquisition until June 30, 2004 were met, additional consideration of up to $33.0 million may be payable.  The amount provided of $17.5 million reflects the amount which has been paid in February 2005.

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

144.6

          On April 22, 2003, the 50% shareholding in Property Media Limited not already owned by the group was acquired for £3.1 million cash.

          On May 14, 2003, Kenrick Place Media Limited was acquired for £1.7 million in cash.

          On July 22, 2003, Aprovia UK was acquired for £86.6 million in cash including £1.3 million of costs. Aprovia UK owns The Builder Group, a UK construction publisher and event organiser and Barbour index, an information services provider to professionals in the UK construction and health and safety sectors.

          On August 19, 2003, This Caring Business was acquired for £1.8 million in cash including £0.1 million of costs.

          On November 3, 2003, The Oncology Group and Cliggott Publishing were acquired for $37.8 million in cash including $0.3 million of costs.

          On December 18, 2003, Eurisko was acquired for €33 million in cash

          There were no acquisitions in 2002.

UNITED BUSINESS MEDIA PLC

NOTES TO THE FINANCIAL STATEMENTS

29.      Purchase of subsidiary undertakings and businesses (continued)

          The following table sets out the book values of the identifiable assets and liabilities acquired and their provisional fair value to the Group:

	2004	2004	2004	2004

	Book net assets on acquisition	Revaluations	Alignment of accounting policies	Fair value of assets/ (liabilities) acquired

	£m	£m	£m	£m
Acquisitions:
Fixed assets
- Tangible fixed assets	4.3	—	(2.5)	1.8
Current assets/(liabilities):
- Cash	9.7	—	—	9.7
- Stocks	1.1	—	2.6	3.7
- Debtors and other current assets	19.7	—	(0.9)	18.8
- Creditors falling due within one year	(18.9)	—	(0.2)	(19.1)
Provisions for liabilities and charges	(0.6)	—	—	(0.6)
Pension liability	(0.6)	—	—	(0.6)

	14.7	—	(1.0)	13.7

	2003	2003	2003	2003

	Book net assets on acquisition	Revaluations	Alignment of accounting policies	Fair value of assets/ (liabilities) acquired

	£m	£m	£m	£m
Acquisitions:
Fixed assets
- Tangible fixed assets	11.9	(1.8)	(0.4)	9.7
- Investments	0.7	(0.7)	—	—
Current assets/(liabilities):
- Cash	8.4	—	—	8.4
- Stocks	3.3	—	—	3.3
- Debtors and other current assets	22.0	(1.6)	(0.7)	19.7
- Creditors falling due within one year	(26.2)	—	(0.1)	(26.3)
Provisions for liabilities and charges	—	(4.3)	—	(4.3)
Pension liability	—	—	(3.2)	(3.2)

	20.1	(8.4)	(4.4)	7.3

          The adjustments for accounting policies are principally to align capitalization, amortization and revenue recognition policies with those of the Group.  Revaluations principally represent adjustments to state assets of the acquired business at their recoverable amounts and to reflect liabilities not previously recognized.

          The group have made small adjustments to the fair value of assets acquired through 2003 acquisitions. These adjustments are not material and relate to capitalization of additional fees on the acquisition of Eurisko and a £0.2 million revaluation of a property acquired as part of the Approvia acquisition.

          The proforma financial statements of the businesses acquired from MediMedia for the year ended December 31, 2003 show a profit after tax of €2.1 million. Profit after tax for the period from  January 1, 2004 to the date of acquisition was €14.9 million.

          The audited financial statements of Aprovia UK for the year ended December 31, 2002 show a loss after tax of £4.9 million.  Profit after tax for the period from January 1, 2003 to the date of acquisition was £4.8 million.  The audited financial statements of Eurisko for the year ended December 31, 2002 show profit after tax of €2.0 million.  Profit after tax for the period from January 1, 2003 to the date of acquisition was €1.5 million. The unaudited financial statements of The Oncology Group and Cliggott Publishing for the year ended December 31, 2002 show loss after tax of $0.1 million.  Profit after tax for the period from January 1, 2003 to the date of acquisition was $2.5 million.

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

August 19, 2003	This Caring Business was acquired for £1.8 million cash including £0.1 million of costs..
November 3, 2003	The Oncology Group and Cliggott Publishing were acquired for $37.8 million in cash including $0.3 million of costs.
December 18, 2003

Eurisko was acquired for €33 million in cash.  The unaudited financial statements of Eurisko for the year ended December 31, 2002 show profit after tax of €2.0 million. Profit after tax for the period from January 1, 2003 to the date of acquisition was €1.5 million.

July 30, 2004

MediMedia was acquired for €299.9 million in cash including €2.8 million of costs. The proforma financial statements for the year ended 31 December 2003 show a profit after tax of €2.1million. Profit after tax for the period from 1 January 2004 to the date of acquisition was €14.9 million.

          All of the above 2003 and 2004 purchases have been accounted for as acquisitions and goodwill is being amortized over ten years.

UNITED BUSINESS MEDIA PLC

NOTES TO THE FINANCIAL STATEMENTS

30.      Particulars of employees

          The average number of persons employed in the Group, including directors, during the year was as follows:

	Year ended December 31

	2002	2003	2004

Category
CMP Media	1,663	1,434	1,352
CMP Medica	—	—	372
CMP Asia	322	332	339
CMP Information	917	879	1,212
United Advertising Publications	724	731	718

Professional media	3,625	3,376	3,993
News distribution	889	854	774
Market research	1,648	1,541	1,734

	6,162	5,771	6,501

	Year ended December 31

	2002	2003	2004

Location
United Kingdom	2,388	2,431	2,638
North America	3,376	2,933	2,883
Europe and Middle East	89	80	415
Pacific	309	327	565

	6,162	5,771	6,501

          The amounts shown against “CMP Media” and “CMP Information” for 2002 in the tables above have been restated to reflect the intra-group transfer of CMP Europe.

          Total staff costs, including directors’ emoluments, were:

	Year ended December 31

	2002	2003	2004

	£m	£m	£m
Wages and salaries	254.5	231.8	242.6
Social security costs	32.6	28.3	29.4
Other pension costs	13.4	11.3	15.4

	300.5	271.4	287.4

Directors’ emoluments:

	Year ended December 31

	2002	2003	2004

	£m	£m	£m
Fees	0.4	0.4	0.3
Remuneration and benefits in kind	1.6	1.7	1.7
Compensation for loss of office	0.1	—	—
Bonuses	0.3	0.8	0.8
MTIP	—	0.6	0.9
Contributions to defined contribution pension scheme	0.1	0.1	0.1

	2.5	3.6	3.8

UNITED BUSINESS MEDIA PLC

NOTES TO THE FINANCIAL STATEMENTS

30.       Particulars of employees (continued)

Table of Individual Directors’ Remuneration

	Year ended December 31

	Basic salary	Fees (5)	Benefits (1)	Bonus (2)	Allocated Shares (5)	MTIP (3)	Total 2004	Total 2003

	£	£	£	£	£	£	£	£
Directors
Clive Hollick	688,420		17,850	390,128		344,210	1,440,608	1,312,814
Charles Gregson (4)	304,223		13,633	147,309		198,920	644,085	622,991
Malcolm Wall (6)	334,750		18,891	90,808		167,375	611,824	544,929
Nigel Wilson	319,300		23,592	185,194		159,650	687,736	633,480
Geoffrey Unwin		110,000			99,393		209,393	200,000
John Botts		45,833			9,938		55,771	43,750
Christopher Hyman		22,051			3,936		25,987	—
Jonathan Newcomb		30,833			9,938		40,771	35,000
Christopher Powell		45,833			9,938		55,771	39,167
Adair Turner		40,833			9,938		50,771	43,750

Directors who retired during the year
Fields Wicker-Miurin		9,183			5,050		14,233	35,000

Total	1,646,693	304,566	73,966	813,439	148,131	870,155	3,856,950	3,510,881

(1)	Benefits are non-pensionable car and cash allowances. Benefits for Malcolm Wall and Nigel Wilson include allowances in relation to pension commitments.

(2)	Directors may be invited to sacrifice part or all of their cash bonus to the United SEEPP.

(3)

The MTIP column shows the cash value of bonuses earned under the deferred bonus plan in respect of 2004.  These cash values have been converted into ordinary shares at a price of 493.98 pence, which was the average market value of these shares during December 2003, and executive directors will be awarded nil cost options over these shares in 2005.

(4)

The company receives a contribution of £93,617 from ICAP plc in consideration for making available Charles Gregson’s services as chairman of that company. Charles Gregson’s remuneration shown in the table above is net of that contribution.

(5)

Non-executive directors’ fees include an element payable in the form of ordinary shares. The cash element of Christopher Powell’s fee is paid to BMP DDB Limited, while that of John Botts is paid to Botts & Company Limited. The allocated shares column reflects the cash value of shares on the date on which they were provisionally allocated, ie  April 1 (499 pence) and  October 1  (483 pence).

(6)	Malcom Wall’s cash bonus figure includes the sum of £100,000 which, before the bonus was awarded, he requested be paid to the United Group Pension Scheme to secure additional pension benefits.

UNITED BUSINESS MEDIA PLC

NOTES TO THE FINANCIAL STATEMENTS

31.      Pensions

          The Group operates a number of defined benefit pension schemes in the U.K. and overseas. The most recent actuarial valuations were carried out at various dates between April 5, 2002 and April 5, 2003 and updated to December 31, 2004 by independent qualified actuaries using the projected unit method.

          The financial assumptions used to calculate the present value of scheme liabilities under FRS 17 are:

	Year ended December 31

	U.K. Schemes			U.S. Schemes

	2002	2003	2004	2002	2003	2004

	%	%	%	%	%	%
Discount rate	5.60	5.50	5.40	6.75	6.25	5.71
Inflation assumption	2.50	2.50	2.75	2.50	2.50	2.44
Rate of increase in salaries	4.00	4.00	4.25	4.00	4.00	3.97
Rate of increase in pensions in payment on post April 1997 pension	2.50	2.50	2.75	n/a	n/a	n/a

          The assets in the scheme and expected return on assets were:

	2002	% of Total	Expected return on assets	2003	% of Total	Expected return on assets	2004	% of Total	Expected return on assets

	£m		%	£m		%	£m		%
U.K. Schemes
Equities	151.4	52.2	6.0	168.5	49.2	6.3	179.2	49.0	7.50
Bonds	131.1	45.2	4.7	167.2	48.8	5.0	179.6	49.0	4.86
Insurance policies	5.0	1.7	5.6	5.7	1.7	5.5	5.8	1.6	5.40
Cash	2.5	0.9	4.0	0.9	0.3	3.75	1.4	0.4	4.75

Total	290.0			342.3			366.0

	At December 31

	2002	% of Total	Expected return on assets	2003	% of Total	Expected return on assets	2004	% of Total	Expected return on assets

	£m		%	£m		%	£m		%
Non-U.K. Schemes
Equities	8.5	59.4	8.0	12.6	60.9	8.75	14.0	60.8	8.75
Bonds	5.8	40.6	6.8	8.1	39.1	6.08	9.0	39.2	5.63
Insurance policies	—	—	n/a	—	—	n/a	—		n/a
Cash	—	—	n/a	—	—	n/a	—		n/a

Total	14.3			20.7			23.0

UNITED BUSINESS MEDIA PLC

NOTES TO THE FINANCIAL STATEMENTS

31.      Pensions (continued)

      The following amounts at December 31, 2004 were measured in accordance with the requirements of FRS 17:

	At December 31

	U.K. Schemes			Non-U.K. Schemes

	2002	2003	2004	2002	2003	2004

	£m	£m	£m	£m	£m	£m
Total market value of assets	290.0	342.3	366.0	14.3	20.7	23.0
Present value of scheme liabilities	(370.6)	(415.4)	(450.0)	(24.6)	(27.0)	(29.8)

Deficit in the scheme	(80.6)	(73.1)	(84.0)	(10.3)	(6.3)	(6.8)
Irrecoverable surplus	—	(4.5)	(4.4)	—	—	—

Recoverable deficit	(80.6)	(77.6)	(88.4)	(10.3)	(6.3)	(6.8)
Related deferred tax asset*	—	—	—	—	—	—

Net pension liability	(80.6)	(77.6)	(88.4)	(10.3)	(6.3)	(6.8)

* The related deferred tax asset has not been recognized, having given consideration to the likelihood of recovery of the balance.

	Year ended December 31

	U.K. Schemes			Non-U.K. Schemes

	2002	2003	2004	2002	2003	2004

	£m	£m	£m	£m	£m	£m
Analysis of amount charged to operating profit in respect of defined benefit schemes
Current service cost	2.0	3.0	3.1	3.8	2.6	2.3
Past service cost (gross)	0.2	—	—	(0.6)	—	—

	2.2	3.0	3.1	3.2	2.6	2.3
Curtailments/settlements (gross)	(0.7)	—	—	—	—	—

Total operating charge	1.5	3.0	3.1	3.2	2.6	2.3

	Year ended December 31

	U.K. Schemes		Non-U.K. Schemes

	2003	2004	2003	2004

	£m	£m	£m	£m
Movement in deficit during the year
Deficit in the scheme at beginning of the year	(80.6)	(73.1)	(10.3)	(6.3)
Movement in year:
Acquisition	(3.2)	—	—	(0.6)
Current service cost	(3.0)	(3.1)	(2.6)	(2.3)
Employer contributions	4.4	9.5	5.3	3.0
Past service costs	—	—	—	—
Settlement/curtailments	—	—	—	—
Other finance expense	(5.1)	(3.4)	(0.4)	—
Actuarial (loss)/ gain before deduction of irrecoverable surplus	14.4	(13.9)	1.7	(1.1)
Effect of currency translation	—	—	—	0.5

Deficit in scheme at end of year	(73.1)	(84.0)	(6.3)	(6.8)

          The pension deficit at December 31, 2004, as shown on the consolidated balance sheet includes an amount in respect of irrecoverable surpluses of £4.4 million (2003: £4.5 million).

	Year ended December 31

	U.K. Schemes		Non-U.K. Schemes

	2003	2004	2003	2004

	£m	£m	£m	£m
Analysis of amount charged to other finance expense
Expected return on pension scheme assets	16.1	18.9	1.3	1.5
Interest on pension scheme liabilities	(21.2)	(22.3)	(1.7)	(1.5)
Net return	(5.1)	(3.4)	(0.4)	—

UNITED BUSINESS MEDIA PLC

NOTES TO THE FINANCIAL STATEMENTS

31.      Pensions (continued)

	At December 31

	U.K. Schemes		Non-U.K. Schemes

	2003	2004	2003	2004

	£m	£m	£m	£m
Analysis of amount recognized in statement of total recognized gains and losses (STRGL)
Actual return less expected return on pension scheme assets	24.7	12.6	2.6	0.4
Experience gains and losses arising on the scheme liabilities	1.9	(4.5)	(0.2)	—
Changes in assumptions underlying the present value of the scheme liabilities	(16.7)	(21.9)	(0.7)	(1.5)

Amount recognized in the STRGL	9.9	(13.8)	1.7	(1.1)

	At December 31

	U.K. Schemes		Non-U.K. Schemes

	2003	2004	2003	2004

	£m	£m	£m	£m
History of experience gains and losses
Difference between the expected and actual return on scheme assets:
Amount	24.7	12.6	2.6	0.4
Percentage of scheme assets at period end	7%	3%	13%	2%
Experience gains and losses of scheme liabilities:
Amount	1.9	(4.5)	(0.2)	—
Percentage of the present value of the scheme liabilities at period end	n/a	1%	1%	n/a
Total amount recognized in statement of total recognized gains and losses:
Amount	9.9	(13.8)	1.7	(1.1)
Percentage of the present value of the scheme liabilities at period end	2%	3%	(6%)	4%

          In 2004, the pension schemes included in the FRS 17 calculations were the United Pension Plan, the United Magazines Final Salary Scheme, the defined benefit section of the United Group Pension Scheme, The Builder Group Pension Scheme, the CMP Media LLC Cash Balance Retirement Plan, the United News Executive Pension Scheme, the Audits and Surveys Worldwide Account Balance Plan and the CMP Post Retirement Medical Plan.  Two of these plans were included for the first time in 2004 -  these are CMPMedica schemes in Australia and France. These schemes have a combined deficit of £0.6 million.

          The U.K. schemes are closed to new members, hence under the projected unit method the current service cost (expressed as a percentage of salary) will increase as the members of the scheme approach retirement.

          The Group is making additional contributions to reduce the deficit in the UK. Contributions in the UK defined benefit schemes are expected to be £16.0 million in 2005 (2004: £11.8 million). Contributions to the US defined benefit plan are expected to be £3.4 million in 2005 (2004: £4.0 million).

          The pension cost for the defined contribution schemes for the year ended 31 December 2004 is as follows:

	Year ended December 31

	2002	2003	2004

	£m	£m	£m
Defined contribution schemes
- U.K.	2.0	2.6	2.0
- U.S.	3.2	3.1	3.3

Total for the year	5.2	5.7	5.3

UNITED BUSINESS MEDIA PLC

NOTES TO THE FINANCIAL STATEMENTS

32.     Related party transactions

          The Group entered into the following transactions with related parties during the year:

Transactions with related parties	Nature of transactions	Nature of transactions	Value of transactions Year ended December 31, 2002	Balances (owed by)/ due to the Group at December 31, 2003	Value of transactions Year ended December 31, 2003	Balances (owed by)/ due to the Group at December 31, 2004	Value of transactions Year ended December 31, 2004

			£m	£m	£m	£m	£m
Asia Pacific Leather Fair	Subsidiary < 90%	Loan and management fees	1.8	1.4	1.5	(0.9)	1.7
Canada Newswire Group Limited	Joint venture	Newswire Service	0.5	0.7	1.5	—	0.4
Channel 5 Television Group Limited	Fixed asset investment	Loans and interest receivable	8.9	204.0	8.8	198.8	9.8
SDN Limited	Fixed asset investment	Loans and interest receivable	0.3	13.3	0.1	3.9	2.7

          Merrill Lynch are one of the Company’s stockbrokers and also provides treasury services.  Adair Turner, a non-executive director of UBM, is vice-chairman of Merrill Lynch Europe plc.  For additional information refer to the Corporate Governance Statement.

UNITED BUSINESS MEDIA PLC

NOTES TO THE FINANCIAL STATEMENTS

33.     Share options

          At December 31, 2004 options granted over the company’s ordinary shares of 25 pence under employee share option schemes were outstanding as detailed below. At 31 December 2004 the market price of the company’s ordinary shares was 480p.

Date of grant	Number of shares	Exercise price (p)		Exercise dates from	Exercise dates to	Remaining life (years)

United U.K. Executive Schemes
09/24/1996	4,300	692.5		09/24/1999	09/24/2006	1.9
03/26/1997	15,600	754.5		03/26/2000	03/26/2007	2.3
09/25/1997	7,894	760.0		09/25/2000	09/25/2007	2.9
12/14/1998	70,440	511.0		12/14/2001	12/14/2008	4.0
09/16/1999	4,940	607.0		09/16/2002	09/16/2009	4.9
03/03/2000	105,638	867.2		03/03/2003	03/03/2010	5.3
05/08/2001	115,757	724.8		05/08/2004	05/08/2011	6.5
08/08/2001	10,072	595.7		08/08/2004	08/08/2011	6.8
03/08/2002	135,876	574.0		03/08/2005	03/08/2012	7.3
04/09/2003	243,498	247.3		04/09/2006	04/09/2013	8.4
04/05/2004	264,193	500.7		04/05/2007	04/05/2014	9.3
08/16/2004	13,352	449.3		16/08/2007	16/08/2014	9.6

United International Executive Schemes
04/04/1995	10,000	482.5		04/04/1998	04/04/2005	0.4
04/19/1996	35,000	658.5		04/19/1999	04/19/2006	1.4
06/05/1996	54,928	702.5		06/05/1999	06/05/2006	1.6
09/16/1996	222,707	686.0		09/16/1999	09/16/2006	1.9
09/24/1996	195,700	669.5		09/24/1999	09/24/2006	1.9
03/26/1997	32,200	731.5		03/26/2000	03/26/2007	2.3
09/25/1997	22,106	742.0		09/25/2000	09/25/2007	2.9
12/14/1998	849,560	511.0		12/14/2001	12/14/2008	3.9
09/16/1999	19,060	607.0		09/16/2002	09/16/2009	4.9
03/03/2000	584,673	867.2		03/03/2003	03/03/2010	5.3
05/09/2000	24,760	753.0		05/09/2003	05/09/2010	5.5
12/18/2000	1,524,100	843.0		12/18/2003	12/18/2010	5.9
12/18/2000	381,000	843.0		12/18/2004	12/18/2010	5.9
05/08/2001	1,422,043	724.8		05/08/2004	05/08/2011	6.5
05/08/2001	621,000	724.8		05/08/2004	05/08/2011	6.5
08/08/2001	103,928	595.7		08/08/2004	08/08/2011	6.8
08/08/2001	104,000	595.7		08/08/2005	08/08/2011	6.8
12/19/2001	1,090,000	529.0		12/19/2004	12/19/2011	6.9
12/19/2001	1,090,000	529.0		12/19/2005	12/19/2011	6.9
03/08/2002	2,174,124	574.0		03/08/2005	03/08/2012	7.3
08/22/2002	1,485,000	277.2		08/22/2005	08/22/2012	7.7
08/22/2002	1,485,000	277.2		08/22/2006	08/22/2012	7.7
04/09/2003	2,540,502	247.3		04/09/2006	04/09/2013	8.3
04/05/2004	3,395,807	500.7		04/05/2007	04/05/2014	9.3
08/16/2004	371,648	449.3		08/16/2007	08/16/2014	9.7

MAI 1991 Executive Scheme
10/18/1995	47,360	490.6		10/18/1998	10/18/2005	0.8

United SAYE Schemes
10/31/1997	1,416	632.7		02/01/2001	08/01/2005	0.7
12/15/1998	9,099	514.8		02/01/2002	08/01/2006	1.7
09/17/1999	17,198	497.0		12/01/2002	06/01/2007	2.5
04/20/2001	33,439	488.3		12/01/2004	12/01/2008	3.9
04/15/2002	60,662	480.6		06/01/2005	12/01/2009	4.9
04/10/2003	1,907,441	160.5		06/01/2006	12/01/2010	5.9
04/08/2004	229,243	412.3		06/01/2007	06/01/2011	7.0

United International Sharesave Plan *
09/30/1999	5,119	497.0	*	12/01/2002	06/01/2005	0.5
04/20/2001	24,172	488.3	*	12/01/2004	12/01/2006	1.9
04/26/2002	57,819	480.6	*	06/01/2005	12/01/2007	2.9
04/10/2003	856,831	160.5	*	06/01/2006	12/01/2008	3.9
04/08/2004	96,047	412.3	*	06/01/2007	06/01/2009	4.5

*The option price is quoted in each country in the local currency, and has been translated at the exchange rate on the date of grant.

UNITED BUSINESS MEDIA PLC

NOTES TO THE FINANCIAL STATEMENTS

33.     Share options (continued)

          The movement in shares under option during the year was as follows:

	United Executive Schemes*	United SAYE Schemes*	MAI Executive Schemes	MAI SAYE Schemes	United International Sharesave Schemes	Weighted average exercise price (p)

Balance at January 1, 2002	15,117,558	1,104,348	563,840	26,791	550,493	681.63
Granted during the year	6,240,000	262,129	—	—	214,729	405.86
Exercised during the year	(152,640)	(90,632)	(102,400)	(2,471)	—	427.67
Expired, cancelled or lapsed	(990,512)	(441,419)	(128,000)	(7,648)	(276,891)	524.30

Balance at December 31, 2002	20,214,406	834,426	333,440	16,672	488,331	605.07

Granted during the year	3,096,000	2,169,211	—	—	1,034,515	203.16
Exercised during the year	(218,000)	(2,770)	(92,800)	—	—	299.93
Expired, cancelled or lapsed	(4,182,743)	(602,055)	(60,160)	(16,672)	(325,994)	664.20

Balance at December 31, 2003	18,909,663	2,398,812	180,480	—	1,196,852	484.47

Granted during the year	4,065,000	246,160	—	—	97,647	489.32
Exercised during the year	(136,000)	(35,662)	(133,120)	—	(24,592)	374.47
Expired, cancelled or lapsed	(2,008,257)	(350,812)	—	—	(229,919)	583.97

Balance at December 31, 2004	20,830,406	2,258,498	47,360	—	1,039,988	476.19

Shares exercisable:
At December 31, 2002	2,203,545	258,059	333,440	16,672	93,767	549.20
At December 31, 2003	4,735,913	88,778	180,480	—	24,203	729.33
At December 31, 2004	6,437,406	61,152	47,360	—	29,291	702.15

*Including the Blenheim scheme in 2001.

UNITED BUSINESS MEDIA PLC

NOTES TO THE FINANCIAL STATEMENTS

34.	Summary of Differences Between United Kingdom and United States Generally Accepted Accounting Principles (“U.K. GAAP” and “U.S. GAAP”)

          The following is a summary of material adjustments to net income, shareholders’ equity and financial position, which would be required if accounting principles generally accepted in the United States had been applied.

A.	RECONCILIATION OF NET (LOSS)/ INCOME

		Year ended December 31

		2002		2003		2004

		£m		£m		£m
(Loss)/profit for the financial year in accordance with U.K. GAAP		(239.0)		(41.4)		111.3
Adjustments:
a)	Goodwill and other intangible assets:
	(i) Amortization of goodwill	249.1		120.5		126.0
	(ii) Transitional adjustment for adoption of SFAS 142	(298.8)		—		—
	(iii) Impairment of goodwill during year	(102.1)		—		—
	(iv) Deferred compensation on acquisition	—		(4.9)		(4.1)
	(v) Amortization of intangible assets	(6.3)		(5.4)		(14.8)
	(vi) Impairment of identified intangible assets	(5.8)		—		—
b)	Investments:
	(i) Cost to equity accounting	(12.8)		(4.5)		2.3
	(ii) Consolidation of subsidiary	—		0.4		0.2
	(iii) Investment in own shares	7.4		—		—
	(v) Mark to market on interest rate swaps	12.2		(8.7)		(9.1)
	(vi) Amortization cumulative SFAS 133 transition adjustment	0.5		0.5		0.5
c)	Pension costs	(4.1)		(8.6)		(7.5)
d)	Deferred tax:
	(i) Deferred tax SFAS 109 adjustments	(10.2)		—		—
	(ii) Deferred tax effect of reconciling items	—		9.5		8.8
	(iii) Deferred tax valuation allowance	3.4		2.3		(6.7)
e)	Stock compensation	0.2		(4.1)		(6.7)
f)	Holiday pay accrual	—		—		(1.3)

Net (loss)/income as adjusted to conform with U.S. GAAP		(406.3)		55.6		198.9

Arising from:
	Income from continuing operations before effect of adoption of SFAS 142	(107.5)		55.6		198.9
	Effect of adoption of SFAS142	(298.8)		—		—

Net (loss)/income (before B shares)		(406.3)		55.6		198.9

	Non-equity dividend (B shares)	(0.6)		(0.4)		(0.4)

Net (loss)/income attributable to ordinary shareholders- Basic		(406.9)		55.2		198.5

	Bond interest saved (net of tax)	—		3.7		3.5

Net (loss)/income attributable to ordinary shareholders - Diluted		(406.9)		58.9		202.0

Per share - Basic
	(Loss)/income from continuing operations before effect of adoption of SFAS 142	(32.2	)p	16.6	p	59.5	p
	Effect of adoption of SFAS 142	(89.5	)p	—		—

Net (loss)/income (before B shares)		(121.7	)p	16.6	p	59.5	p

	Non-equity dividend (B shares)	(0.2	)p	(0.1	)p	(0.1	)p

Net (loss)/income attributable to ordinary shareholders - Basic		(121.9	)p	16.5	p	59.4	p

Per share - Diluted
	(Loss)/income from continuing operations before effect of adoption of SFAS 142	(32.2	)p	15.4	p	52.3	p
	Effect of adoption of SFAS 142	(89.5	)p	—		—

Net (loss)/income (before B shares)		(121.7	)p	15.4	p	52.3	p

	Non-equity dividend (B shares)	(0.2	)p	(0.1	)p	(0.1	)p

Net (loss)/income attributable to ordinary shareholders - Diluted		(121.9	)p	15.3	p	52.2	p

Weighted average number of shares outstanding (‘000)		333,773		334,173		334,437
	Share options outstanding at December 31 (‘000)	—		2,570		4,583
	Convertible loan stock (‘000)	—		47,803		47,803

Diluted weighted average number of shares outstanding (‘000)		333,773		384,546		386,822

UNITED BUSINESS MEDIA PLC

NOTES TO THE FINANCIAL STATEMENTS

34.	Summary of Differences Between United Kingdom and United States Generally Accepted Accounting Principles (“U.K. GAAP” and “U.S. GAAP”)

B.	CONSOLIDATED STATEMENTS OF INCOME

	Year ended December 31

	2002	2003	2004

	£m	£m	£m
Net revenue	793.4	764.2	828.9
Cost of sales	(282.2)	(285.6)	(326.7)

Gross profit	511.2	478.6	502.2
Other operating income	16.2	11.6	9.1
Administrative and distribution costs	(460.9)	(412.9)	(394.1)
Amortization of intangible assets	(414.0)	(6.6)	(14.8)
Loss on sale and closures of operations	(54.0)	—	—

Operating (loss)/ income	(401.5)	70.7	102.4
Other (expenses)/income
Interest income	10.1	9.4	12.5
Investment (expense)/income	18.7	(8.2)	(8.6)

(Loss)/ expense before taxes	(372.7)	71.9	106.3
Income tax (expenses)/income	(21.6)	(10.3)	92.5
Share in (losses)/profit of associated undertakings and joint ventures	(10.2)	(4.2)	3.2
Minority interest	(1.8)	(1.8)	(3.1)

Net (loss)/ income	(406.3)	55.6	198.9

UNITED BUSINESS MEDIA PLC

NOTES TO THE FINANCIAL STATEMENTS

34.	Summary of Differences Between United Kingdom and United States Generally Accepted Accounting Principles (“U.K. GAAP” and “U.S. GAAP”) (continued)

C.	RECONCILIATION OF SHAREHOLDERS’ EQUITY

		At December 31

		(*)Restated 2003	2004

		£m	£m
Shareholders’ funds in accordance with U.K. GAAP		123.7	178.1
Adjustments:
a) Goodwill:
(i)	Cost differences	(962.9)	(1,004.8)
(ii)	Amortization	1,213.8	1,289.6
b) Other intangibles:
(i)	Cost differences	27.5	108.7
(ii)	Amortization	(6.4)	(20.0)
c) Tangible Fixed Assets:
(i)	Consolidation of subsidiary	1.6	1.7
d) Fixed Asset Investments:
(i)	Cost to equity accounting	(58.8)	(56.5)
(ii)	Amortization of goodwill joint ventures and associates	5.0	6.5
(iii)	Consolidation of subsidiary	(4.4)	(2.7)
(iv)	Marketable securities	8.1	3.9
(v)	Mark to market on interest rate swaps	6.7	(1.9)
(vi)	SFAS 133 transition adjustment	0.9	0.4
e) Debtors:
(i)	Consolidation of subsidiary	2.7	4.7
f) Cash at bank:
(i)	Consolidation of subsidiary	5.2	2.2
g) Current liabilities:
(i)	Stock compensation	(30.2)	(36.9)
(ii)	Proposed final dividend	19.5	28.4
(iii)	Consolidation of subsidiary	(1.4)	(1.7)
(iv)	Holiday pay accrual	—	(3.1)
h) Provisions for liabilities and charges:
(i)	Pension costs-effect of adopting SFAS 87	15.6	17.8
i) Deferred tax:
(i)	Deferred tax effect of reconciling items	(8.3)	(6.1)
(ii)	Deferred tax valuation allowance	2.6	2.5
j) Minority interest in profit and loss account:
(i)	Consolidation of subsidiary	3.4	2.9

Shareholders’ equity adjusted to conform with U.S. GAAP		363.9	513.7

(*) The restatement is in relation to the shareholders funds under U.K. GAAP for 2003 which have been restated to adjust for UITF 38 Accounting for ESOP trust shares. The adjustment reduces shareholders funds in accordance with U.K. GAAP by £4.1 million.  As such, the previously reported reconciling adjustment no longer exists.

UNITED BUSINESS MEDIA PLC

NOTES TO THE FINANCIAL STATEMENTS

34.	Summary of Differences Between United Kingdom and United States Generally Accepted Accounting Principles (“U.K. GAAP” and “U.S. GAAP”) (continued)

D.	RECONCILIATION OF THE MOVEMENT IN U.S. GAAP SHAREHOLDERS’ EQUITY AND COMPREHENSIVE INCOME/(LOSS)

	At December 31

	2002	2003	2004

	£m	£m	£m
U.S. GAAP Shareholders’ equity at January 1	899.8	328.3	363.9
Net (loss)/ income for the year	(406.3)	55.6	198.9
Other comprehensive (loss)/ income:
Currency translation	(28.6)	(23.1)	(2.0)
Minimum pension liability adjustment	(117.2)	20.5	(5.9)
Unrealized profit/(loss) on marketable securities	3.5	3.8	(4.2)
Amortization of effect of SFAS 133 adoption	(0.5)	(0.5)	(0.5)

Total comprehensive (loss)/ income	(549.1)	56.3	186.3
Purchase of treasury stock	(4.2)	—	(4.1)
Consolidation of subsidiary	—	6.5	(0.2)
Step accounting adjustment	—	0.4	—
Equity dividends paid in year	(13.1)	(24.6)	(31.3)
Non-equity dividends paid in year	(0.6)	(0.4)	(0.4)
New share capital subscribed	2.9	1.0	1.5
Return of capital to shareholders	(7.4)	(3.6)	(2.0)

U.S. GAAP Shareholders’ equity at December 31	328.3	363.9	513.7

E.	MOVEMENTS IN CUMULATIVE OTHER COMPREHENSIVE (LOSS)/ INCOME

	At December 31

	Currency translation	Minimum pension liability	Marketable securities	Effect of SFAS 133 adoption

	£m	£m	£m	£m
At January 1, 2002	(62.0)	(16.2)	4.8	1.8
Movement in the year	(28.6)	(117.2)	3.5	(0.5)
At December 31, 2002	(90.6)	(133.4)	8.3	1.3
Movement in the year	(23.1)	22.0	3.8	(0.5)
At December 31, 2003	(113.7)	(111.4)	12.2	0.8
Movement in the year	(2.0)	(5.9)	(4.2)	(0.5)

At December 31, 2004	(115.7)	(117.3)	7.9	(0.3)

          The U.K. accounting principles applied in the accompanying financial statements are discussed in “Group Accounting Policies” of these financial statements.

Group Accounting Policies

          A discussion of the material differences between the policies described there and those required by accounting principles generally accepted in the United States is set out below. Adjustments have been made in the reconciliations above, unless otherwise stated.

Revenue recognition

          The accounting policies under which the consolidated financial statements of the Group are prepared conform with UK GAAP”. The Group’s revenue recognition policies described on page F-10 comply with US GAAP, particularly as regards SEC Staff Accounting Bulletin No. 104 “Revenue Recognition in Financial Statements” (“SAB 104”) and the Emerging Issues Task Force (EITF) consensus 00-21, “Accounting for Revenue Arrangements with Multiple Deliverables”. Accordingly, no differences arise between UK GAAP and US GAAP relating to revenue recognition.

UNITED BUSINESS MEDIA PLC

NOTES TO THE FINANCIAL STATEMENTS

34.	Summary of Differences Between United Kingdom and United States Generally Accepted Accounting Principles (“U.K. GAAP” and “U.S. GAAP”) (continued)

Exceptional items

          Certain exceptional items are shown on the face of the profit and loss account after operating profit under UK GAAP. Under US GAAP such items would be included in the determination of operating income /loss or reported as other income /expense.

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

          For other business combinations which are acquisition accounted under U.K. GAAP, goodwill is recognized as the difference between net tangible assets of an acquired entity and the acquisition price. Under U.S. GAAP, SFAS 141, “Business Combinations” requires that all business combinations initiated after June 30, 2001 be accounted for using the purchase method of accounting and also requires identified intangible assets acquired in a business combination be recognized as an asset apart from goodwill if they meet certain criteria.

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

          The Group has now obtained the information necessary to value identifiable intangible assets acquired in 2003 as part of Aprovia UK, The Oncology Group and Cliggott Publishing and Eurisko.  The intangible assets currently identified for Aprovia UK include customer relationships, brands, order backlog, publishing rights and subscriber list totaling £16.9 million.  For The Oncology Group and Cliggott Publishing, intangible assets currently identified include customer relationships; brands, order backlog, databases and subscriber list totaling $13.9 million. For Eurisko, intangible assets currently identified include brands, existing customer relationships and databases totaling €16.5 million. During 2004 as a result of the acquisition of MediMedia, intangible assets have been  recognized as brands, customer relationships, subscriber lists and internally developed software, total value €68.1 million.

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

          Under UK GAAP, when a group increases its interest in an undertaking that is already its subsidiary undertaking, the identifiable assets and liabilities of that subsidiary undertaking should be revalued to fair value and goodwill arising on the increase in interest should be calculated by reference to those fair values. This revaluation of the existing assets and liabilities is not required under US GAAP for such stepped acquisitions.  A GAAP difference has thus arisen on the acquisition of the remaining 50% of Property Media Group during 2002.

Goodwill

          Under U.K. GAAP, in accordance with FRS 10 “Goodwill and Intangible Assets”, goodwill arising on acquisitions is capitalized and amortized over its estimated useful economic life.  In reconciling to U.S. GAAP, goodwill arising on acquisitions have also been capitalized and amortized over their estimated useful economic lives, with a maximum of 40 years, until January 1, 2002.

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

Vacation accrual

          An accrual is made under UK GAAP where material in respect of subsidiaries for vacation earned but not taken at the year end.  Under US GAAP, this accrual must be calculated and charged in the consolidated statements of income to include all subsidiaries within the Group.

Disposal of subsidiaries

          Under U.K. GAAP, the profit or loss on disposal of a subsidiary includes the attributable amount of purchased goodwill to the extent that it has not previously been charged in the profit and loss account. Under U.S. GAAP, net goodwill could be higher due to certain goodwill no longer being amortized, thereby reducing the profit or increasing the loss on disposal. In 2000, unamortized goodwill on the disposal of the television business was included in the calculation of the profit on disposal.  The goodwill arose as a result of acquisition accounting for MAI under U.S. GAAP which was accounted for as a merger under U.K. GAAP.

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

          On January 1, 2002, the Group adopted SFAS 144, which superseded APB 30 under which a discontinued operation is defined as a “component” of an entity, which is comprised of operations and cashflows that can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the Company.  The Group had no disposals in 2002, 2003 and 2004 and, therefore, no adjustments are necessary in 2002, 2003 and 2004.

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

	Year ended December 31

	2002	2003	2004

	£m	£m	£m
Cash provided by operating activities	88.8	100.7	110.5
Cash used in investing activities	(41.6)	(129.8)	(195.6)
Cash provided by financing activities	(298.6)	128.4	45.8

Net (decrease)/increase in cash and cash equivalents under U.S. GAAP	(251.4)	99.3	(39.3)
Effects of exchange rate changes	(4.9)	(10.1)	(2.0)
Cash and cash equivalents under U.S. GAAP at the beginning of the year	353.0	96.7	185.9

Cash and cash equivalents under U.S. GAAP at the end of the year	96.7	185.9	144.6

          Analyses of the changes in cash and cash equivalents balances at year end, the changes in cash and cash equivalents during the year and non-cash financing activities is given in “Supplementary cash flow information”on pages F-74 to F-75.

Commitments and contingent liabilities

          Under U.K GAAP, total future minimum lease payments in the following year are shown based on the lease expiration date.  U.S. GAAP requires that the total future minimum lease payments to which the Group is committed under non-cancelable operating and finance leases be disclosed by year of payment.

UNITED BUSINESS MEDIA PLC

NOTES TO THE FINANCIAL STATEMENTS

34.	Summary of Differences Between United Kingdom and United States Generally Accepted Accounting Principles (“U.K. GAAP” and “U.S. GAAP”) (continued)

          Under U.S. GAAP the disclosure of lease commitments for 2004 where UBM acts as lessee would be as follows:

Year ended December 31 2004 Operating Leases

£m
Payments to be made within:
One year	35.2
One to two years	32.2
Two to three years	29.3
Three to four years	24.3
Four to five years	22.2
After five years	87.0

230.2

          Under U.S. GAAP the disclosure of lease commitments receivable for 2004 where UBM acts as lessor is as follows:

Year ended December 31 2004 Operating Leases

£m
One year	(4.2)
One to two years	(3.3)
Two to three years	(3.0)
Three to four years	(1.9)
Four to five years	(1.6)
After five years	(4.1)

(18.0)

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

UNITED BUSINESS MEDIA PLC

NOTES TO THE FINANCIAL STATEMENTS

34.	Summary of Differences Between United Kingdom and United States Generally Accepted Accounting Principles (“U.K. GAAP” and “U.S. GAAP”) (continued)

          The pension expense on this basis is as follows:

	Year ended December 31

	U.K. schemes			Non U.K. schemes

	2002	2003	2004	2002	2003	2004

	£m	£m	£m	£m	£m	£m
Service cost	2.0	3.0	3.1	3.8	2.6	2.3
Interest cost	21.2	21.0	22.1	1.6	1.7	1.5
Expected return on plan assets	(20.8)	(16.1)	(18.8)	(1.2)	(1.3)	(1.5)
Amortization of transition (asset)/obligation	(2.0)	(1.4)	—	—	—	—
Amortization of prior service cost	0.8	0.8	0.8	—	—	—
Amortization of actuarial (gain)/loss	5.5	9.1	6.6	0.1	0.3	0.2

Net periodic pension (credit)/cost	6.7	16.4	13.8	4.3	3.3	2.5

SFAS 88 charge	—	—	—	(0.1)	—	—

Total pension cost	6.7	16.4	13.8	4.2	3.3	2.5

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

          Change in benefit obligation during the year:

	U.K. schemes		Non U.K. schemes

	2003	2004	2003	2004

	£m	£m	£m	£m
At January 1	365.6	409.7	24.6	27.0
Acquisition	12.0	—	—	1.1
Service cost	3.0	3.1	2.6	2.3
Interest cost	21.0	22.1	1.7	1.6
Plan participants’ contributions	0.3	0.4	—	—
Age related benefits	1.1	—	—	—
Actuarial gain/ (loss)	28.8	26.7	3.2	1.4
Benefits paid	(22.1)	(17.7)	(2.5)	(1.8)
Effect of currency translation	—	—	(2.6)	(1.8)

At December 31	409.7	444.3	27.0	29.8

UNITED BUSINESS MEDIA PLC

NOTES TO THE FINANCIAL STATEMENTS

34.	Summary of Differences Between United Kingdom and United States Generally Accepted Accounting Principles (“U.K. GAAP” and “U.S. GAAP”) (continued)

          Change in plan assets during the year:

	U.K. schemes		Non U.K. schemes

	2003	2004	2003	2004

	£m	£m	£m	£m
Fair value of plan assets at January 1	285.0	336.6	14.3	20.7
Acquisition	8.8	—	—	0.5
Actual return on plan assets	59.1	31.5	5.6	1.9
Employer contribution	4.4	9.5	5.3	3.0
Plan participants’ contribution	0.3	0.4	—	—
Age related benefits	1.1	—	—	—
Benefits paid	(22.1)	(17.7)	(2.5)	(1.8)
Effect of currency translation	—	—	(2.0)	(1.3)

Fair value at December 31	336.6	360.3	20.7	23.0

          The Accumulated Benefit Obligation was £430.2 million (2003: £396.8 million) and £26.2 million (2003: £23.8 million ) for the Group’s UK and US defined benefit plans respectively.

          The Projected Benefit Obligation, Accumulated Benefit Obligation and fair value for plan assets where the Accumulated Benefit Obligation exceeds the assets are £474.1 million,  £456.4 million and £383.3 million respectively (2003: £436.7 million, £420.6 million and £357.3 million respectively).

          The funded status is as follows:

	Year ended December 31

	U.K. schemes		Non U.K. schemes

December 31	2003	2004	2003	2004

	£m	£m	£m	£m
Plan assets at fair value	336.6	360.3	20.7	23.0
Projected benefit obligation	(409.7)	(444.3)	(27.0)	(29.8)

Funded status	(73.1)	(84.0)	(6.3)	(6.8)
Unrecognized transition obligation	—	—	—	—
Unrecognized prior service cost	4.1	3.3	(0.3)	(0.3)
Unrecognized loss	118.9	126.3	4.1	4.7

Prepaid pension cost	49.9	45.6	—	—
(Accrued) pension cost	—	—	(2.5)	(2.4)

Prepaid/(accrued) pension cost	49.9	45.6	(2.5)	(2.4)

          Amounts recognized in the balance sheet consist of:

	Year ended December 31

	U.K. schemes		Non U.K. schemes

December 31	2003	2004	2003	2004

	£m	£m	£m	£m
Prepaid benefit cost	0.2	0.5	—	—
(Accrued benefit liability)	(65.8)	(74.5)	(2.5)	(3.4)
Intangible asset	4.1	3.3	—	—
Accumulated other comprehensive income	111.4	116.3	—	1.0

Net amount recognized	49.9	45.6	(2.5)	(2.4)

          The increase/(decrease) in minimum liability included in other comprehensive income is £4.9 million (2003: (£16.8 million), 2002: £114.1 million) in the UK plans and £1.0 million (2003: (£3.7 million), 2002: £1.6 million) in the US plan.

UNITED BUSINESS MEDIA PLC

NOTES TO THE FINANCIAL STATEMENTS

34.	Summary of Differences Between United Kingdom and United States Generally Accepted Accounting Principles (“U.K. GAAP” and “U.S. GAAP”) (continued)

          The main actuarial assumptions used to determine the net periodic benefit cost for years ended December 31, are as follows:

	Year ended December 31

	U.K. schemes			Non U.K. schemes

December 31	2002	2003	2004	2002	2003	2004

Discount rate	6.0%	5.6%	5.5%	7.25%	6.75%	6.75%
Expected return on assets	6.5%	5.65%	5.68%	7.5%	7.49%	6.9%
Compensation increases	4.75%	4.0%	4.0%	6.0%	4.0%	4.0%
Pension increases after April 5, 1997	2.75%	2.5%	2.5%	n/a	n/a	n/a

          The main actuarial assumptions used to determine the benefit obligation are as follows:

	Year ended December 31

	U.K. schemes			Non U.K. schemes

December 31	2002	2003	2004	2002	2003	2004

Discount rate	5.6%	5.5%	5.4%	6.75%	6.75%	5.71%
Expected return on assets	5.65%	5.68%	6.17%	7.49%	6.9%	7.49%
Compensation increases	4.0%	4.0%	4.25%	4.0%	4.0%	3.97%
Pension increases after April 5, 1997	2.5%	2.5%	2.75%	n/a	n/a	n/a

          The weighted average expected return on plan assets assumption is based on the asset allocation at the beginning of the year. The rate is not assessed relative to historical returns. The expected returns on equities is based on the Group’s view having taken independent advice, of the level by which equities may be expected to return more than a risk free investment (taken to be long term government debt). At December 31 the Group expects this to be 3.0% (2003: 1.5%) in the UK and 3.0% (2003: 2.5%) in the US. The expected return on bonds is based on the gross redemption yields at the balance sheet date on this category of investments reflecting the duration of liabilities and rating profile of bonds held.

          The Group’s weighted average asset allocation at December 31, is as follows:

	U.K. schemes			Non U.K. schemes

	2002	2003	2004	2002	2003	2004

Equities	53%	52%	50%	59%	61%	61%
Bonds	46%	46%	50%	41%	39%	39%
Cash	1%	2%	0%	0%	0%	0%

Total	100%	100%	100%	100%	100%	100%

          The objective of the investment activities is to acquire assets which will generate income and capital growth to meet, together with company and member contributions, the cost of current and future benefits; to limit the risk of assets failing to meet liabilities, in particular relation to U.K. Minimum Funding Requirements; and to minimize the long term costs by maximizing the return on assets. As of December 31, 2004 the target asset allocation for the United Pension Plan and the United Magazines Final Salary Scheme in the U.K. was 50% equities and 50% fixed income and for the United Group Pension Scheme in the U.K. and the U.S. plan, 60% equities and 40% fixed income. The target asset allocation in the UK plans is chosen by the Trustee Board of the pension plans and in the US plans, the company.

          The Group is making additional contributions to reduce the deficit in the UK. Contributions in the UK defined benefit schemes are expected to be £16.0 million (2004: £11.8 million) in 2005.

UNITED BUSINESS MEDIA PLC

NOTES TO THE FINANCIAL STATEMENTS

34.	Summary of Differences Between United Kingdom and United States Generally Accepted Accounting Principles (“U.K. GAAP” and “U.S. GAAP”) (continued)

          The following benefit payments, which reflect expected future expected service, as appropriate are expected to be paid over the next ten financial years:

Year	U.K. schemes	Non-UK schemes	Total

	£m	£m	£m
2005	31.5	1.8	33.3
2006	17.5	2.0	19.5
2007	19.9	2.2	22.1
2008	19.9	2.3	22.2
2009	21.2	2.1	23.3
2010-2014	132.7	11.8	144.5

Deferred and corporate income taxes

          Under U.K. GAAP, the Company provides for deferred tax in accordance with FRS 19 and accounts for deferred income taxes using the liability method for all timing differences except to the extent that the liabilities are regarded as unlikely to crystallize in the foreseeable future. In accordance with U.S. GAAP, additional provision is made for virtually all “temporary” differences (between the income tax and financial reporting basis of assets and liabilities), even if under U.K. GAAP they are regarded as unlikely to crystallize in the foreseeable future. The reconciling item for deferred tax is net of a valuation allowance of £1.1 million for 2004 (2003: £2.6 million).

a) Federal income tax charge

	Year ended December 31

	2002	2003	2004

	£m	£m	£m
U.S. federal income tax charge included in tax charge	6.5	6.1	1.8

b) Analysis of deferred tax

	Year ended December 31

	2002			2003			2004

	Total	Valuation Adjustment	Recognized	Total	Valuation Adjustment	Recognized	Total	Valuation Adjustment	Recognized

	£m	£m	£m	£m	£m	£m	£m	£m	£m
Depreciation and amortization	12.5	(12.5)	—	7.4	(7.4)	—	5.5	(5.5)	—
Losses carried forward	43.5	(43.5)	—	60.8	(60.8)	—	60.8	(60.8)	—
Reserves and provisions	36.1	(36.1)	—	15.8	(15.8)	—	15.4	(14.0)	1.4

	92.1	(92.1)	—	84.0	(84.0)	—	81.7	(80.3)	1.4

          The losses carried forward have no expiration date.

          Of total goodwill under US GAAP of £780.5 million at December 31, 2004, the total amount estimated to be deductible for income tax purposes is £112.4 million ($214 million).

Proposed final dividend

          In accordance with U.K. GAAP, final ordinary dividends are provided in the year in respect of which they are proposed on the basis of the recommendation by the directors, and prior to shareholder approval. Under U.S. GAAP, dividends are provided when declared.   Dividends on the Group’s Ordinary and B shares were not declared before December 31, 2004 and are, therefore, shown on the Reconciliation of Shareholder’s Equity.

UNITED BUSINESS MEDIA PLC

NOTES TO THE FINANCIAL STATEMENTS

34.	Summary of Differences Between United Kingdom and United States Generally Accepted Accounting Principles (“U.K. GAAP” and “U.S. GAAP”) (continued)

Financial instruments

          Under U.K. GAAP, derivative financial instruments that reduce exposures on anticipated future transactions may be accounted for using hedge accounting.  Under U.S. GAAP, the Group adopted Statement of Financial Accounting Standard No. 133 (FAS 133) “Accounting for Derivative Instruments and Hedging Activities”, as amended by FAS 137 and FAS 138, on January 1, 2001. FAS 133 requires that all derivatives be recorded on the balance sheet at fair value and changes in the fair values be recognized immediately in earnings where specific hedge accounting criteria are not met. The Group does not satisfy the FAS 133 requirements to achieve hedge accounting, where permitted, and recorded an unrealized gain of £2.4 million as a net of tax cumulative-effect adjustment in other comprehensive income, a component of shareholders’ equity, upon adoption of the standard. The cumulative effect adjustment is reclassified into earnings in the periods during which related liabilities incurred affects earnings. In 2004, £0.5 million (2003: £0.5 million) of the unrealized gain was amortized into earnings and an additional £0.8 million will be amortized in total from 2004 through 2005.  Also in 2004, the Group recorded a £9.1 million loss (2003: £8.7 million loss related to stating its interest rate swaps at fair value).

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

          If the compensation cost for the company’s share incentive plan had been determined based on the fair value at the grant date for awards in 2004, 2003 and 2002 consistent with the provisions of SFAS No. 123, the Group’s net income and earnings per share as adjusted to accord with U.S. GAAP would have been as follows:

	Year ended December 31

	2002		2003		2004

U.S. GAAP
Net (loss)/income – Basic - as reported	£(406.9	)m	£55.2	m	£198.9	m
Less: total stock based employee compensation expense determined under fair value based method for all awards, net of related tax effect	£(11.9	)m	£8.3	m	£(2.3	)m

Net (loss)/income – Basic - pro forma	£(418.8	)m	£63.5	m	£196.6	m

Basic (loss)/earnings per share-as reported	(121.9	)p	16.5	p	59.4	p
Basic (loss)/earnings per share-pro forma	(125.5	)p	19.0	p	58.8	p

Diluted (loss)/income -as reported	£(406.9	)m	£58.9	m	£202.0	m
Diluted (loss)/income -pro forma	£(418.8	)m	£67.2	m	£199.7	m

Diluted (loss)/earnings per share-as reported	(121.9	)p	15.3	p	52.2	p
Diluted (loss)/earnings per share-pro forma	(125.5	)p	17.5	p	51.6	p

          The effects of applying FAS 123 for providing proforma disclosures are not likely to be representative of the effects on reported net income for future years.

          The fair value of each option grant is estimated on the date of the grant using a Black-Scholes option pricing model with the following assumptions used for grants in 2004:

	Year ended December 31

	2002	2003	2004

Dividend yield	2.5%	1.5%	2.4%
Expected volatility	40.0%	35.0%	28.0%
Weighted average of risk free interest rates	4.95%	4.04%	4.7%

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

UNITED BUSINESS MEDIA PLC

NOTES TO THE FINANCIAL STATEMENTS

34.	Summary of Differences Between United Kingdom and United States Generally Accepted Accounting Principles (“U.K. GAAP” and “U.S. GAAP”) (continued)

Share options (continued)

          Supplementary information relating to share options:

	Year ended December 31

	2002	2003	2004

	p	p	p
Weighted average exercise price of options granted at a premium to market price	—	247.25	—
Weighted average exercise price of options granted at a discount to market price	405.35	160.60	488.00
Weighted average exercise price of options granted equal to market price	—	—	—
Weighted average grant date fair value of options granted at a premium to market price	—	73.73	—
Weighted average grant date fair value of options granted at a discount to market price	148.70	90.25	133.00
Weighted average grant date fair value of options granted equal to market price	—	—	—
Weighted average grant date fair value of share awards	513.70	325.11	440.00

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

          At December 31, 2004, the Group did not consider there to be any significant concentration of credit risk.

Supplementary segmental information

          The Group’s reportable segments are based on its organization around differences in products and services, geographic areas and regulatory environments and reflects how management monitors the business.

	Year ended December 31

	Depreciation

	2002	2003	2004

	£m	£m	£m
By division
CMP Media	7.7	3.4	2.3
CMP Medica	—	—	0.4
CMP Asia	0.3	0.3	0.1
CMP Information	2.8	2.3	2.0
United Advertising Publications	1.9	1.4	1.3

Professional media	12.7	7.4	6.1
News distribution	6.9	15.2	3.3
Market research	3.6	2.7	3.4

	23.2	25.3	12.8

By geographic market
United Kingdom, Europe and Middle East	7.3	6.1	6.2
North America	15.6	18.9	6.4
Pacific	0.3	0.3	0.1

	23.2	25.3	12.8

UNITED BUSINESS MEDIA PLC

NOTES TO THE FINANCIAL STATEMENTS

34.	Summary of Differences Between United Kingdom and United States Generally Accepted Accounting Principles (“U.K. GAAP” and “U.S. GAAP”) (continued)

	Year ended December 31

	Investment in equity method investees			Capital expenditure

	2002	2003	2004	2002	2003	2004

	£m	£m	£m	£m	£m	£m
By division
CMP Media	4.3	3.8	4.2	1.4	1.6	1.6
CMP Medica	—	—	1.7	—	—	0.4
CMP Asia	1.3	0.7	0.9	0.2	0.1	0.2
CMP Information	0.8	0.3	—	0.3	0.5	0.8
United Advertising Publications	—	—	—	1.3	1.4	1.6

Professional media	6.4	4.8	6.8	3.2	3.6	4.7
News distribution	6.6	6.6	3.9	5.9	1.0	1.1
Market research	—	—	—	1.8	2.3	2.7

	13.0	11.4	10.7	10.9	6.9	8.5

By geographic market
North America				7.6	4.6	2.9
United Kingdom, Europe & Middle East				3.1	2.2	5.4
Pacific				0.2	0.1	0.2

				10.9	6.9	8.5

	At December 31

	Non – current assets		Total assets

	Restated 2003	2004	Restated 2003	2004

	£m	£m	£m	£m
By division
CMP Media			211.7	148.2
CMP Medica			—	231.5
CMP Asia			31.8	29.3
CMP Information			84.4	41.4
United Advertising Publications			18.3	17.6

Professional media			346.2	468.0
News distribution			36.4	27.9
Market research			177.3	167.5
Other			895.7	639.6

			1,455.6	1,303.0

By geographic market
North America	276.4	198.2	386.8	309.5
United Kingdom, Europe & Middle East	375.6	495.1	1,038.6	965.6
Pacific	13.6	10.1	30.2	27.9

	665.6	703.4	1,455.6	1,303.0

UNITED BUSINESS MEDIA PLC

NOTES TO THE FINANCIAL STATEMENTS

34.	Summary of Differences Between United Kingdom and United States Generally Accepted Accounting Principles (“U.K. GAAP” and “U.S. GAAP”) (continued)

          The total assets by division represent the non-interest bearing assets employed by each division and include intangible assets

	At December 31

	Goodwill acquired

	2003	2004

	£m	£m
By division
CMP Media	25.5	—
CMP Medica	—	185.7
CMP Information	84.1	0.7
United Advertising Publications	1.7	—

Professional media	111.3	186.4
Market research	26.0	4.6

	137.3	191.0

By geographic market
North America	31.4	4.6
United Kingdom, Europe & Middle East	105.9	186.4
Pacific	—	—

	137.3	191.0

Estimated aggregate amortization expense

          Estimated aggregate amortization expense for each of the five succeeding fiscal years under U.S. GAAP excluding the effects of any possible intangible assets acquired as part of businesses and subsidiaries acquired in 2004 yet to be identified and valued for purchase price allocation in 2005 is as follows:

£m

Year ended 31 December 2005	17.2
Year ended 31 December 2006	16.5
Year ended 31 December 2007	13.6
Year ended 31 December 2008	10.4
Year ended 31 December 2009	7.8

Supplementary cash flow information

(i)      Analysis of changes in cash and cash equivalents during the year

	Year ended December 31

	2002	2003	2004

	£m	£m	£m
At January 1	9.8	21.1	13.7
Net cash (outflow)/inflow	13.0	(6.5)	130.1
Effect of foreign exchange rate changes	(1.7)	(0.9)	(2.0)

At December 31	21.1	13.7	141.8

UNITED BUSINESS MEDIA PLC

NOTES TO THE FINANCIAL STATEMENTS

34.	Summary of Differences Between United Kingdom and United States Generally Accepted Accounting Principles (“U.K. GAAP” and “U.S. GAAP”) (continued)

(ii)     Analysis of the balances of cash and cash equivalents

	At December 31

	2002	2003	2004

	£m	£m	£m
Cash at bank and in hand	96.5	183.2	141.8
Less: deposits treated as liquid resources (including £6.1 million held in respect of letters of credit in 2003)	(75.4)	(169.5)	—

	21.1	13.7	141.8

          Deposits treated as liquid resources are cash held as money market deposits with several U.K./European banks available on call. The interest rates on these deposits range between 0% and 5%.

(iii)    Analysis of non-cash financing activities

	Year ended December 31

	2002		2003		2004

	Share capital (including premium)	Loans and finance lease obligations	Share capital (including premium)	Loans and finance lease obligations	Share capital (including premium)	Loans and finance lease obligations

	£m	£m	£m	£m	£m	£m
Effect of foreign exchange rate changes	—	24.0	—	13.0	—	2.8

UNITED BUSINESS MEDIA PLC

NOTES TO THE FINANCIAL STATEMENTS

34.	Summary of Differences Between United Kingdom and United States Generally Accepted Accounting Principles (“U.K. GAAP” and “U.S. GAAP”) (continued)

Impact of Recently Issued Accounting Standards not yet adopted

U.K. GAAP

          The UK Accounting Standards Board (‘ASB’) has recently issued the following new standards: FRS20 ‘Share based Payment’, FRS 21 ‘Events after the Balance Sheet Date’, FRS22 ‘ Earnings per share’, FRS23 ‘The Effects of Changes in Foreign exchange Rates’, FRS 24 ‘Financial Reporting in Hyperinflationary Economies’, FRS 25 ‘Financial Instruments: Disclosure and Presentation’ and FRS 26 ‘Financial Instruments: Measurement’. These standards were issued in order to align the text of UK accounting standards with that of IFRS and are effective for accounting periods beginning on or after January 1, 2005. These standards will have no direct impact on the consolidated results of the Group as their requirements are already incorporated by IFRS, which the Group will apply for the interim results 2005.

U.S. GAAP

          SFAS 132(R) “Employers disclosures about Pensions and other Post retirement benefits”. This standard requires additional disclosures to be provided in respect of the Group’s pension plans. The relevant disclosures are provided in the pensions section of this note.

          In December 2004, the FASB issued SFAS No. 123(R) “Accounting for stock based compensation”. SFAS No. 123(R) replaces SFAS 123 and supersedes APB 25 and becomes effective for accounting periods that begin after June 15, 2005. The statement eliminates the option to use APB 25’s intrinsic value method of accounting which was available under FAS 123. Under FAS 123(R), stock based compensation is recognized in the financial statements based on the grant fair value of the awards (with limited exceptions). The fair value method is similar to the method in FAS 123 and an indication of its impact on the Group is provided on page F74.

          In December 2004, the FASB issued FASB Statement No. 153 “Exchanges of Non-monetary assets” (SFAS 153) which is an amendment to APB No. 29 “Accounting for Non-monetary Transactions” (APB 29) as part of the FASB’s short term convergence project with the International Accounting Standards (IASB). APB 29 provided an exemption to its general principle of measuring such transactions at fair value where the exchange related to similar productive assets. The exemption permitted the exchange to be valued at the recorded amount of the assets relinquished. SFAS 153 removes this exemption so that all non-monetary transactions (apart from those without commercial substance) are recorded at fair value. SFAS 153 is effective for transactions taking place after June 15, 2005 and should be applied prospectively. As a result the Group plans to adopt SFAS 153 for the financial year to December 2005. Unless the group enters into a non-monetary transaction, the adoption of this standard will not have a material impact on the Group’s financial position or results of operations.

UNITED BUSINESS MEDIA PLC

NOTES TO THE FINANCIAL STATEMENTS

34.	Summary of Differences Between United Kingdom and United States Generally Accepted Accounting Principles (“U.K. GAAP” and “U.S. GAAP”) (continued)

Impact of Recently Issued Accounting Standards adopted in 2004

U.S. GAAP

Derivatives Instruments and Hedging Activities

In May 2003, the FASB issued Statement of Financial Accounting Standard No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities” (“SFAS 149”). The Statement amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS No. 133.   SFAS No. 149 clarifies under what circumstances a contract with an initial net investment meets the characteristic of a derivative as discussed in SFAS No. 133. In addition, it clarifies when a derivative contains a financing component that warrants special reporting in the statement of cash flows. SFAS No. 149 amends certain other existing pronouncements.  With certain exceptions, SFAS No. 149 is effective for contracts entered into or modified after June 30, 2003, and for hedging relationships designated after June 30, 2003. The impact of adopting the standard has not had a material effect on our Group’s financial position or our results of operations in the future.

Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity

          In 2003, the FASB issued Statement of Financial Accounting Standard No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity” (“SFAS 150”). This standard establishes guidance for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity.  Most of the guidance in SFAS 150 is effective for all financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003 or January 1, 2004. The impact of adopting the standard has not had a material impact on the Group’s financial position or our results of operations.

Accounting for Revenue Arrangements with Multiple Deliverables

          In January 2003, the Emerging Issues Task Force (EITF) issued EITF 00-21, ‘Accounting for Revenue Arrangements with Multiple Deliverables’. EITF 00-21 addresses the issues of how to determine whether an arrangement involving multiple deliverables contains more than one unit of accounting and how arrangement consideration should be measured and allocated to the separate units of accounting in the arrangement. EITF 00-21 does not change otherwise applicable revenue recognition criteria. EITF 00-21 is effective for revenue arrangements entered into in fiscal periods beginning after June 15, 2003. The impact of adopting the standard has not had a material impact on the Group’s financial position or our results of operations.

UNITED BUSINESS MEDIA PLC

NOTES TO THE FINANCIAL STATEMENTS

34.	Summary of Differences Between United Kingdom and United States Generally Accepted Accounting Principles (“U.K. GAAP” and “U.S. GAAP”) (continued)

Impact of Recently Issued Accounting Standards adopted in 2004 (continued)

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

          The Group has adopted FIN 46 for entities created subsequent to February 1, 2003 as of December 31, 2003 and has adopted FIN 46-(R) for the year ending December 31, 2004. The adoption of FIN 46 did not result in the consolidation of any VIEs.

35.	Post-balance sheet events

          On  January 18, 2005, CMPMedica submitted a binding offer to acquire medical trade press and other professional healthcare business information services in France, currently owned by MediMedia, for €36 million in cash. This was completed on March 31, 2005.

          On February 1, 2005, CMP Asia announced the acquisition of the Tissue World events and publication from Paperloop for $4.5 million, being in part subject to the outcome of a forthcoming exhibition. Paperloop is a leading news and information provider for the pulp, paper and allied industries. UBM has a 37.2% stake in Paperloop.

          On February 7, 2005, United Advertising Publications (UAP) acquired the licensed trade sector publishing events assets of Quantum Business Media, including the leading title in the licensed trade – ‘The Publican’, for £21 million in cash.

UNITED BUSINESS MEDIA PLC

NOTES TO THE FINANCIAL STATEMENTS

35.	Post-balance sheet events (continued)

          On April 15, 2005, the Group announced that it has signed a definitive agreement with GfK Aktiengesellschaft (“GFK”) in relation to the sale of NOP World, its market research business, for £383 million in cash.

          The Group began a review of strategic options for NOP World and a commitment that “if sold, the Board intends that the Group should return a substantial part of the proceeds of the sale to shareholders”. A number of third parties expressed their interest in acquiring NOP World and the Board has now concluded that the sale of NOP World to GfK would maximize value for shareholders.

          The Group intends, on completion of the sale of NOP World, to return £300 million of the proceeds of the disposal to UBM shareholders.

          NOP World is a leading provider of both syndicated and custom primary research and consulting support services. During the year to December 31, 2004, NOP World generated £222.9 million of turnover (2003: £203.9 million), £20.1 million of profit before interest, tax and amortization (2003: £19.3 million) and £7.9 million of profit before interest and tax (2003: £4.9 million). At December 31, 2004, NOP World had net operating assets of £80.2 million.

          The consideration of £383 million is stated on a debt/cash free basis and will be subject to an adjustment to reflect the level of working capital at completion. Following the successful completion of the NOP World disposal on June 1, 2005 the Board is proposing to pay a special dividend of 89 pence per existing ordinary shares. In order to maintain comparability of the UBM share price and earnings and dividend per share before and after the payment of the special dividend, the Board is also seeking shareholder approval to implement a consolidation of UBM’s issued ordinary share capital. The share consolidation will replace 17 existing ordinary shares with 14 new ordinary shares. On June 3, 2005 UBM posted a circular to shareholders setting out the details of the special dividend and the share consolidation and a notice of an extraordinary meeting to be held on June 20, 2005 to seek the requisite approval from shareholders. The share consolidation subsequently took place on June 22, 2005.

          On April 27, 2005, the Group announced that it had sold its shareholding in SDN Limited (“SDN”) to itv plc (“itv”) for a net consideration of approximately £35 million in cash.

          SDN is a UK digital terrestrial (“DTT”) multiplex operator which holds the license from Ofcom to broadcast DTT channels over specified bandwidths. Its customers include Channel 5, the BBC, QVC, Sit up TV, Teletext, Disney and Turner Classic Movies. SDN had three shareholders: UBM, NTL Broadcast (MUKBL Digital Limited (“MUKBL”)) and S4C Digital Media Limited (“S4C”).

          The Group’s 33% shareholding in SDN was a non-core part of its businesses. Under the provisions of the SDN Shareholders’ Agreement and Articles of Association, UBM and S4C exercised pre-emption rights in relation to MUKBL’s shareholding in SDN and subsequently entered into a definitive agreement with itv to sell SDN for approximately £134 million including net debt assumed of £33 million, subject to reflecting SDN’s working capital balances and other potential consideration adjustments.

          For the year ended  December 31, 2004, the Group’s share of SDN’s profit was £1.3 million.

          On May 10, 2005 the Group announced the acquisition of ABI Building Data Limited (ABI), from EMAP plc for £12 million plus an amount equal to the cash in the business.

          ABI is a leading provider of construction sales and marketing information services serving the UK construction sector with sales leads, contact data, CRM software and marketing intelligence aimed primarily at construction contractors and material suppliers.   Established for over 60 years, ABI enjoys a strong reputation for gathering, processing and providing information on forthcoming construction projects and delivering quality subscription services.

UNITED BUSINESS MEDIA PLC

NOTES TO THE FINANCIAL STATEMENTS

35.	Post-balance sheet events (continued)

          ABI particularly complements the existing construction and property businesses within CMPi and will become part of CMPi’s Built Environment division.  This will allow ABI and the other businesses in the division to deliver enhanced offerings to professionals throughout the UK construction market.

          On June 15, 2005 the Group announced an agreement to acquire “Theme” magazine and the “Bar” exhibition from Mondiale Publishing.

          The assets featured in today’s announcement complement the “Publican” group of publications and events which the Group acquired in February, and which have now been fully integrated. Integration of today’s titles into UBM’s operational infrastructure will reduce overheads and generate cross-selling opportunities. The purchase price is £5 million in cash. The proposed acquisition should be earnings enhancing in its first twelve months and is expected to exceed UBM’s hurdle rate of return in its first year. The transaction is subject to approval by the OFT.

SIGNATURES

          The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

UNITED BUSINESS MEDIA plc

David Levin
Chief Executive Officer

Dated: June 28, 2005